Form 20-F
period 1998-12-31
ROYAL CARIBBEAN CRUISES LTD
filed 1999-04-02
CIK 884887

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

   (MARK ONE)
      [ ]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF
                  THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
      [X]         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                                      OR
      [ ]         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER: 1-11884

                          ROYAL CARIBBEAN CRUISES LTD.
             (Exact name of Registrant as specified in its charter)

                              REPUBLIC OF LIBERIA
                (Jurisdiction of incorporation or organization)

                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                    (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the
Act:

             TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
             -------------------                 -----------------------------------------
   Common Stock, par value $.01 per share                 New York Stock Exchange
 $3.625 Series A Convertible Preferred Stock              New York Stock Exchange
          par value $.01 per share

     Securities registered or to be registered pursuant to Section 12(g) of the
Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 1998, the Registrant had outstanding 168,945,222 shares of common stock, par value $.01 per share.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                         Yes  [X]               No  [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow:

                       Item 17  [ ]          Item 18  [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          ROYAL CARIBBEAN CRUISES LTD.

                          INDEX TO REPORT ON FORM 20-F

                                                                         PAGE
                                                                         ----
PART I.
Item 1.    Description of Business.....................................    1
Item 2.    Description of Property.....................................   12
Item 3.    Legal Proceedings...........................................   13
Item 4.    Control of Registrant.......................................   14
Item 5.    Nature of Trading Market....................................   16
Item 6.    Exchange Controls and Other Limitations Affecting Security
           Holders.....................................................   17
Item 7.    Taxation....................................................   17
Item 8.    Selected Financial Data.....................................   17
Item 9.    Management's Discussion and Analysis of Financial Condition
           and Results of Operations...................................   17
Item 9A.   Quantitative and Qualitative Disclosures About Market
           Risk........................................................   24
Item 10.   Directors and Officers of the Registrant....................   25
Item 11.   Compensation of Directors and Officers......................   27
Item 12.   Options to Purchase Securities From Registrant or
           Subsidiaries................................................   28
Item 13.   Interest of Management in Certain Transactions..............   29

PART II.
Item 14.   Description of Securities to be Registered..................   29

PART III.
Item 15.   Defaults Upon Senior Securities.............................   29
Item 16.   Changes in Securities and Changes in Security for Registered
           Securities..................................................   29

PART IV.
Item 17.   Financial Statements........................................   30
Item 18.   Financial Statements........................................   30
Item 19.   Financial Statements and Exhibits...........................   30
SIGNATURES.............................................................   31

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

     Royal Caribbean Cruises Ltd., a Liberian corporation, including its subsidiaries (the "Company"), is the world's second largest cruise company with 16 cruise ships and a total of 29,800 berths. The Company offers more than 110 different itineraries that call on more than 175 destinations on six continents.

     The Company operates two brands, the Royal Caribbean International brand ("Royal Caribbean International") and the Celebrity Cruises brand ("Celebrity Cruises"). The Company acquired Celebrity Cruise Lines Inc. ("Celebrity") in July 1997.

  The Royal Caribbean International Brand

     Royal Caribbean International serves the volume cruise vacation market which it categorizes as the contemporary and premium segments. The brand operates 11 cruise ships with an aggregate of 21,600 berths, offering more than 60 different cruise itineraries, that range from three to 21 nights and call on more than 140 destinations on six continents.

     Royal Caribbean International's strategy is to attract a broad array of vacationing consumers in the contemporary segment of the volume market by providing a wide variety of itineraries, varying cruise lengths and multiple options for dining and entertainment aboard its vessels. The Company believes that the variety and quality of Royal Caribbean International's product offering represent excellent value to consumers, especially to couples and families traveling with children. While the brand is positioned at the upper end of the contemporary segment, the Company believes that Royal Caribbean International's quality enables it to attract consumers from the premium segment as well, thereby achieving the broadest market coverage of any of the major brands in the cruise industry.

  The Celebrity Cruises Brand

     Celebrity Cruises primarily serves the premium segment of the cruise vacation market. Celebrity Cruises operates five cruise ships with an aggregate of 8,200 berths. Celebrity Cruises offers more than 40 different itineraries, that range from five to 19 nights, reaching over 80 destinations in Alaska, Bermuda, the Caribbean, Europe, Mexico, and the Panama Canal.

     Celebrity Cruises' strategy is to attract consumers who want an enhanced cruise vacation in terms of modern vessels, fine dining and service, large staterooms, a high staff to guest ratio, excellent spas and high technology. These are hallmarks of the premium cruise vacation market, which is Celebrity Cruises' primary target. One of Celebrity Cruises' principal objectives is to offer a premium cruise experience. As such, it also attracts consumers from the contemporary and luxury cruise categories.

     Both brands offer a wide array of shipboard activities, services and amenities including swimming pools, sun decks, beauty salons, exercise and massage facilities, gaming facilities, lounges, bars, show-time entertainment, retail shopping and cinemas. Although many of the shipboard activities are included in the base price of the cruise, revenues are also realized from gaming facilities, the sale of alcoholic and other beverages, retail sales and shore excursions.

INDUSTRY

     Since 1970, cruising has been one of the fastest growing sectors of the vacation market, as the number of North American guests has grown to an estimated 5.4 million in 1998 from 0.5 million in 1970, a compound annual growth rate of approximately 9%, according to Cruise Lines International Association ("CLIA"). The Company has capitalized on the increasing popularity of cruises through an extensive fleet expansion program. The Company's revenues have increased at a compound annual growth rate of approximately 18% between

1988 and 1998. The Company's market share of North American guests carried in 1998 is estimated to have been approximately 33.9%.

     The following table sets forth data regarding industry and Company growth over the past five years based on guests carried for at least three consecutive nights:

                                          GUESTS
                                        CARRIED ON        NORTH
                                           THE          AMERICAN
                                        COMPANY'S        CRUISE         COMPANY
                 YEAR                    SHIPS(2)       GUESTS(1)      PERCENTAGE
                 ----                   ----------    -------------    ----------
1994..................................  1,051,868       4,448,000         23.6%
1995..................................  1,058,126       4,378,000         24.2
1996..................................  1,245,696       4,659,000         26.7
1997..................................  1,633,457       5,051,000         32.3
1998..................................  1,841,152       5,428,000         33.9

---------------

(1) Source: CLIA
(2) 1994 -- 1997 are proforma to include Celebrity Cruises

     According to CLIA and other trade publications, the North American market was served by an estimated 130 cruise ships with an aggregate capacity of approximately 102,000 berths at the end of 1993. The number of berths in the industry is estimated to have increased to approximately 128,000 berths on 122 ships by the end of 1998. There are a number of cruise ships on order with a total estimated capacity of 64,000 berths which will be placed in service between 1999 and 2004. Over the last five years, approximately 48 ships with an aggregate capacity of approximately 28,900 berths have either been retired or moved out of the North American market. Although the Company cannot predict the rate at which future retirements will occur, the Company believes ship retirements will continue due to competitive pressures and age of vessels.

     During 1998, the Company's weighted average berth capacity increased 9.8% (on a proforma basis to include Celebrity Cruises as of January 1, 1997) versus the industry average of 8.7%. The following table sets forth data regarding the supply of berths marketed in North America:

                                                              WEIGHTED AVERAGE
                                                              SUPPLY OF BERTHS
                                                                MARKETED IN      PERCENTAGE
YEAR                                                          NORTH AMERICA(1)     CHANGE
----                                                          ----------------   ----------
1994........................................................      102,130            4.7%
1995........................................................      103,313            1.2
1996........................................................      105,586            2.2
1997........................................................      109,257            3.5
1998........................................................      118,747            8.7

---------------

(1) Source: CLIA, other trade publications and Company estimates

     Cruise lines compete for consumers' disposable leisure time dollars with other vacation alternatives such as land-based resort hotels and sightseeing destinations, and public demand for such activities is influenced by general economic conditions. The Company believes that cruise guests currently represent only a small share of the vacation market and that a significant portion of cruise guests carried are "first-time cruisers."

     The Company operates principally in Alaska, the Bahamas, Bermuda, the Caribbean, Canada, Europe, Hawaii, Mexico, the Panama Canal and Scandinavia. Competition for guests in all of these geographic areas is vigorous. In most of these areas, the Company competes with cruise ships owned by other international operators. The Company competes with a number of cruise lines; however, the Company's principal competitors are Carnival Cruise Lines, Holland America Line, Norwegian Cruise Line and Princess Cruises. The Company competes principally on the basis of quality of service, variety of itineraries and price.

OPERATING STRATEGIES

     The Company's principal operating strategies are the following: (i) build the awareness and market penetration of the brands; (ii) continue to expand its fleet with state-of-the-art cruise ships; (iii) broaden its itineraries worldwide; (iv) maintain its competitive position with respect to the quality and innovation of its on-board product; (v) maintain strong relationships with travel agencies, the principal industry distribution system; (vi) further expand international passenger sourcing; (vii) utilize sophisticated yield management systems (revenue optimization per berth); and (viii) further improve its technological capabilities.

  Brand Awareness

     The Company's strategy is to continue to broaden the recognition of both the Royal Caribbean International brand and the Celebrity Cruises brand in the cruise vacation marketplace. Each brand has a distinct identity and marketing focus but utilizes shared infrastructure resources.

     Royal Caribbean International has positioned itself in the contemporary and premium segments of the cruise vacation market and focuses on providing multiple choices to its guests through a variety of itineraries, accommodations, dining, ship activities and shore excursions. Hallmarks of the brand include friendly service, family programs, entertainment, health and fitness and activities for various age groups.

     Celebrity Cruises primarily serves the premium segment of the cruise vacation market. The brand is recognized for its fine dining, impeccable service, large staterooms, a high staff to guest ratio and excellent spa facilities. In 1998 and 1999 Berlitz rated Celebrity Cruises the highest rated premium cruise line in the large vessel category (over 1,000 passenger berths).

  Fleet Expansion

  Royal Caribbean International

     Founded in 1968, Royal Caribbean International was the first cruise line to design ships specially for warm water year round cruising. Royal Caribbean International operated a modern fleet in the 1970's and early 1980's, establishing a reputation for high quality. Between 1988 and 1992, the brand tripled its capacity by embarking on its first major capital expansion program. Royal Caribbean International committed to its second capital expansion program with orders for six Vision-class vessels, ranging in size from 1,800 to 2,000 berths, for delivery from 1995 through 1998. With the delivery of the Vision-class vessels, Royal Caribbean International's capacity increased by 61.7% to 23,000 berths at the end of 1998. Each Vision-class ship features a seven-deck atrium with glass elevators, skylights and glass walls; a pool and entertainment complex covered by a moveable glass roof; hundreds of cabins with verandahs; a two-deck main dining room; a state-of-the-art show theater; a glass-encased indoor/outdoor cafe; and a shopping mall. The ships are designed to be faster than most cruise ships which permits more flexibility in itinerary planning.

     Royal Caribbean International currently has three Eagle-class vessels on order for delivery in the fourth quarter of 1999, third quarter of 2000 and second quarter of 2002. The Eagle-class vessels will be the largest passenger cruise ships built to date; 142,000 tons with 3,100 berths. This new generation of vessels will be designed to provide more diverse vacation options for families and those seeking active sports and entertainment alternatives. Each Eagle-class ship features the cruise industry's first horizontal atrium which is the length of two football fields, four decks high and includes two eleven-deck atriums; recreational activities such as rock climbing and ice skating; enhanced staterooms; expanded dining options; and a variety of intimate spaces.

     Royal Caribbean International also has two Vantage-class vessels on order scheduled for delivery in the first quarter of 2001 and second quarter of 2002. The Vantage-class is a progression from the brand's Vision-class series and will carry approximately 2,100 guests.

     Beginning in 1999 through 2002, Royal Caribbean International's capacity is expected to increase 52.6% to 35,100 berths.

CELEBRITY CRUISES

     Celebrity Cruises was founded in 1990 and operated three ships between 1992 and 1995. Between 1995 and 1997, Celebrity Cruises undertook its first capital expansion program, adding three Century-class vessels which range in size from 1,750 to 1,850 berths. Celebrity Cruises has on order four Millennium-class vessels which will have approximately 2,000 berths and are scheduled for delivery in the second quarter 2000, first quarter 2001, third quarter 2001 and second quarter 2002. The Millennium-class ships are a progression from the Century-class vessels, which have been widely accepted in the premium segment of the marketplace. This new class of vessels will build on the brands' primary strengths, including fine dining, large cabins, extensive spa facilities and impeccable service.

     Beginning in 2000 through 2002, Celebrity Cruises' capacity is expected to increase 97.7% to 16,200 berths.

     At year-end 1998, the Company's combined fleet had an average age of approximately five years, which the Company believes is the youngest of any major cruise company. On a combined basis, beginning in 1999 through 2002, the Company's year-end berth capacity is expected to increase 64.4% from 31,200 to 51,300 berths.

     The Company's increased average ship size and number of available berths have enabled it to achieve certain economies of scale. Larger ships allow the Company to transport more guests than smaller ships without a corresponding increase in certain operating expenses. This increase in fleet size also provides a larger revenue base to absorb its marketing, selling and administrative expenses.

  Worldwide Itineraries

     The Company's 1999 itineraries include more than 110 different itineraries that call on more than 175 destinations on six continents. New ships allow the Company to expand into new destinations, itineraries and markets. In 1999, Royal Caribbean International will be offering the "Royal Journeys" program which offers 10 global cruise itineraries visiting 41 ports in 19 countries on four continents. Celebrity Cruises is repositioning a vessel to the European market. In addition, the Company is increasing its capacity in the short cruise market in 2000 by establishing a Royal Caribbean International vessel year round in Port Canaveral to provide 3 and 4 day Bahamas cruises.

  Product Innovation

     The Company recognizes the need for new and innovative on-board products and experiences for guests, and develops these products based on guest feedback, crew suggestions and competitive product reviews. Accordingly, the Company continues to invest in design innovations on new ships and additional product offerings on its existing fleet. New offerings such as expanded dining options, and recreational activities such as rock climbing and ice skating are among the services to be offered in the future.

  Travel Agency Support

     Because essentially all the bookings for the Company's ships are made by independent travel agencies, the Company is committed to supporting the travel agency community. The Company maintains a large sales support organization including 100 district sales managers supporting both brands in North America. The Company was the first cruise company to develop an automated booking system, CruiseMatch 2000(TM). This automated reservations system allows travel agents direct access to the Company's computer reservation system to improve ease of bookings. More than 30,000 independent travel agencies worldwide can book cruises for both brands using CruiseMatch 2000(TM). The Company also offers CruiseMatch 2000 Online(R) which makes CruiseMatch 2000(TM) accessible to travel agencies through the Royal Caribbean International and Celebrity Cruises websites. In 1998, the Company launched CruiseWriter(sm), an instant collateral system that allows travel agents to customize collateral materials for their clients. In 1997, the Company also opened a reservation call center in Wichita, Kansas to offer greater flexibility and extended hours of operations.

  International Guests

     International guests continue to provide an increasing share of the Company's growth. International guests have grown from approximately 7% of total guests in 1991 to approximately 16% of total guests in 1998. One of the Company's strategies is to use fleet deployment and expanded itineraries to increase its passenger sourcing outside North America. During 1998, the Company hired a senior vice president of international sales and marketing to further develop and expand its international sales capability. The Company carries out its international sales effort through sales offices located in London, Frankfurt, Oslo, Genoa and Paris, and a network of 38 independent international representatives located throughout the world. The Company is also able to accept bookings in various currencies.

  Yield Management

     The Company continues to develop more sophisticated pricing and yield management programs to maximize its occupancy and revenue by projecting the demand for its cruises in various passenger markets and, based on certain variables, directing its marketing efforts toward such markets. In addition to projecting demand, these programs will continue to enable the Company to react quickly to changes in market conditions.

  Technological Development

     The Company's computer system, known as Enterprise 2000, is used by both brands and provides the foundation for: (i) a sophisticated reservation system;
(ii) sales tools to be used by the Company's combined field sales force; and
(iii) productivity tools for travel agents. The Company has developed a corporate shoreside intranet as well as electronic ship to shore communication tools to improve its internal productivity. Both Royal Caribbean International and Celebrity Cruises have extensive websites, providing access to millions of Internet users throughout the world.

SALES, MARKETING AND PASSENGER SERVICES

     The Company sells its cruise vacations almost exclusively through approximately 30,000 independent travel agencies worldwide. The Company maintains a large sales support organization including 100 district sales managers supporting both brands in North America. The Company also utilizes a telemarketing program in the United States and Canada called CruiseConnect to contact smaller travel agencies to inform them of new products and promotions. The Company believes that maintaining personal contact with travel agency owners, managers and front-line retail agents is crucial to retaining travel agency loyalty. The Company augments this type of contact with an extensive program of seminars designed to familiarize travel agents with the cruise industry and the marketing of cruises.

     Royal Caribbean International pursues a comprehensive marketing program with an emphasis on consumer advertising using the tag line, "Like no vacation on earth(sm)." Through its advertising, Royal Caribbean International positions itself as a provider of high quality, all-inclusive, cruise vacations offering a variety of destinations and, in the Company's opinion, considerable value. Royal Caribbean International attempts to convey the message that the style and level of service of its shipboard cruise experience, together with the destinations visited by its ships, is an attractive alternative to land-based vacations.

     Celebrity Cruises also pursues a comprehensive marketing program with an emphasis on consumer advertising using the tag line, "Exceeding expectations(sm)". An advertising campaign utilizing national television, magazines and newspapers features commercials with the theme, "Simply the Best". The Company believes that Celebrity Cruises represents enhanced value to the premium segment based on elements such as its dining experience, staff to guest ratio, cabin size, artwork, technology, AquaSpa(sm) packages and its modern fleet of ships, all of which have been built in the 1990's.

     The Company offers to handle travel aspects related to passenger reservations and transportation. Arranging passenger air transportation is one of the Company's important areas of operation. The Company maintains a comprehensive relationship with many of the major airlines ranging from fare negotiation and space handling to baggage transfer.

OPERATIONS

  Cruise Ships and Itineraries

     The Company operates 16 ships under two brands and offers more than 110 different itineraries ranging from three to 21 nights that call on more than 175 destinations on six continents. The following table represents summary information concerning the Company's ships and their areas of operation based on 1999 itineraries (subject to change):

                                            YEAR VESSEL      PASSENGER
                                          ENTERED SERVICE   CAPACITY(1)    PRIMARY AREAS OF OPERATION
                                          ---------------   -----------   ----------------------------
ROYAL CARIBBEAN INTERNATIONAL:
     Voyager of the Seas(2).............          1999         3,100      Western Caribbean
     Vision of the Seas.................          1998         2,000      Panama Canal, Hawaii, Alaska
     Enchantment of the Seas............          1997         1,950      Eastern & Western Caribbean
     Rhapsody of the Seas...............          1997         2,000      Alaska, Southern Caribbean,
                                                                          Mexico, Panama Canal, Hawaii
     Grandeur of the Seas...............          1996         1,950      Eastern Caribbean
     Splendour of the Seas..............          1996         1,800      Europe, Caribbean,
                                                                          Canada/New England
     Legend of the Seas.................          1995         1,800      Europe, Hawaii, Panama
                                                                          Canal, Mexico, Royal
                                                                          Journeys
     Majesty of the Seas................          1992         2,350      Western & Southern Caribbean
     Monarch of the Seas................          1991         2,350      Southern Caribbean
     Viking Serenade(3).................     1982/1991         1,500      Mexican Baja
     Nordic Empress.....................          1990         1,600      Southern Caribbean, Bermuda
     Sovereign of the Seas..............          1988         2,250      Bahamas

CELEBRITY CRUISES:
     Mercury............................          1997         1,850      Western Caribbean, Alaska,
                                                                          Panama Canal
     Galaxy.............................          1996         1,850      Southern Caribbean, Alaska
     Century............................          1995         1,750      Eastern & Western Caribbean,
                                                                          Europe
     Zenith.............................          1992         1,350      Panama Canal, Bermuda
     Horizon............................          1990         1,350      Southern Caribbean, Bermuda

---------------

(1) Based on double occupancy per cabin.
(2) Voyager of the Seas is expected to enter service in November 1999.
(3) Indicates year placed in service and year redeployed after conversion to expand capacity.

     At year-end 1998, the combined fleets of Royal Caribbean International and Celebrity Cruises had an average age of approximately five years, which the Company believes is the youngest of any major cruise company.

  New Vessels

     The Company has nine ships on order. The planned passenger capacity and expected delivery dates of the ships on order are as follows:

                                                                  EXPECTED         PASSENGER
VESSEL                                                         DELIVERY DATES     CAPACITY(1)
------                                                        -----------------   -----------
ROYAL CARIBBEAN INTERNATIONAL:
  Eagle-class
     Voyager of the Seas(2).................................   4th Quarter 1999      3,100
     Explorer of the Seas...................................   3rd Quarter 2000      3,100
     Adventure of the Seas..................................   2nd Quarter 2002      3,100
  Vantage-class
     Radiance of the Seas...................................   1st Quarter 2001      2,100
     Brilliance of the Seas.................................   2nd Quarter 2002      2,100
CELEBRITY CRUISES:
  Millennium-class
     Millennium.............................................   2nd Quarter 2000      2,000
     Unnamed................................................   1st Quarter 2001      2,000
     Unnamed................................................   3rd Quarter 2001      2,000
     Unnamed................................................   2nd Quarter 2002      2,000

---------------

(1) Based on double occupancy per cabin.
(2) Included in table on prior page -- Cruise Ships and Itineraries.

     The Eagle-class vessels are being built in Turku, Finland by Kvaerner-Masa Yards which built two of the Royal Caribbean International ships. The Vantage-class vessels are being built in Papenburg, Germany by Meyer Werft, the same shipyard which built all of the Celebrity Cruises vessels. The Millennium-class vessels are being built by Chantiers de l'Atlantique in St. Nazaire, France, the same shipyard which built seven of the Royal Caribbean International ships. The aggregate contract price of the nine ships, which excludes capitalized interest and other ancillary costs, is approximately $3.6 billion.

  Shipboard Activities and Shipboard Revenues

     Both brands offer modern fleets with a wide array of shipboard activities, services and amenities including swimming pools, sun decks, spa facilities which include massage and exercise facilities, beauty salons, gaming facilities (which operate while the ships are at sea), lounges, bars, Las Vegas-style entertainment, retail shopping, libraries, cinemas, conference centers and shore excursions at each port of call. While many shipboard activities are included in the base price of a cruise, additional revenues are realized from gaming, the sale of alcoholic and other beverages, the sale of gift shop items, shore excursions, photography and spa services.

  Private Destinations

     Royal Caribbean International operates two private destinations: (i) CocoCay, an island owned by the Company and known as Little Stirrup Cay located in the Bahamas; and (ii) Labadee, a secluded peninsula leased by the Company and located on the north coast of Haiti. The facilities at CocoCay and Labadee include, among others, a variety of watersports activities, refreshment bars, artisan markets and picnic facilities.

  Seasonality

     The Company's revenues are moderately seasonal, due to variations in rates and occupancy percentages. See Note 14 to the Annual Consolidated Financial Statements.

  Guests and Capacity

     The following table sets forth the aggregate number of guests carried and the number of guests expressed as a percentage of total capacity for the Company's ships:

                                                                  FISCAL YEARS
                                                         -------------------------------
                                                           1998        1997       1996
                                                         ---------   ---------   -------
Number of Guests.......................................  1,841,152   1,465,450   973,602
Percentage of Total Capacity...........................      105.2%      104.2%    101.3%

     In accordance with cruise industry practice, total capacity is determined based on double occupancy per cabin even though some cabins accommodate three or four guests; accordingly, a percentage in excess of 100% indicates that more than two guests occupied some cabins.

  Cruise Pricing

     The Company's cruise prices include a wide variety of activities and amenities, including all meals and entertainment. Prices vary depending on the destination, cruise length, cabin category selected and the time of year the voyage takes place. Additionally, the Company offers "Air add-ons" for guests that elect to utilize the Company's Air/Sea Program. Air add-ons vary by gateway and destination and are available from cities in the United States, Canada and Europe. Furthermore, the Company sells trip cancellation insurance which provides guests with insurance coverage for trip cancellation, medical protection and baggage protection.

SUPPLIERS

     The Company's largest purchases are for airfare, food and related items, advertising, diesel fuel, hotel supplies and products related to passenger accommodations. Most of the supplies required by the Company are available from numerous sources at competitive prices. The Company's largest operating cost is air transportation for its guests. None of the Company's suppliers provided goods or services representing in excess of 10% of the Company's revenues in 1998.

INSURANCE

     The Company maintains an aggregate of approximately $6.3 billion of insurance on the hull and machinery of its ships, which includes additional coverage for disbursements, earnings and increased value, which are maintained in amounts related to the value of each vessel. The coverage for each of the hull policies is maintained with syndicates of insurance underwriters from the British, Scandinavian, United States and other international insurance markets.

     Liability coverage for shipowners, commonly referred to as protection and indemnity insurance, is available through a worldwide network of mutual insurance associations. Each of these associations participates in and is subject to rules issued by the International Group of Protection and Indemnity Associations. The Company maintains protection and indemnity insurance on each of its ships through either Assuranceforeningen GARD or the United Kingdom Mutual Steam Ship Assurance Association (Bermuda Limited).

     The Company maintains war risk insurance on each vessel through a Norwegian war risk insurance organization in an amount equal to the total insured hull value. This coverage includes physical damage to the vessel and protection and indemnity risks for which coverage would be excluded by reason of war exclusion clauses in the hull policies or rules of the indemnity insurance organization.

     The Company also maintains a form of business interruption insurance with its insurance underwriters in the event that a vessel is unable to operate during scheduled cruise periods due to loss or damage to the vessel arising from certain covered events which last more than a specified period of time. Insurance coverage is also maintained for certain events which would result in a delayed delivery of the Company's contracted new vessels, which it normally places starting approximately two years prior to the scheduled delivery dates.

     Insurance coverage for shoreside property, shipboard consumables and inventory and general liability risks are maintained with insurance underwriters in the United States and the United Kingdom. The Company has decided not to carry business interruption insurance for its shoreside operations based on its evaluation of the risks involved and the Company's protective measures already in place, as compared to the premium expense.

     All insurance coverage is subject to certain limitations, exclusions and deductible levels. In addition, in certain circumstances, the Company co-insures a portion of these risks. Premiums charged by insurance carriers, including carriers in the maritime insurance industry, increase or decrease from time to time and tend to be cyclical in nature. The Company historically has been able to obtain insurance coverage in amounts and at premiums it has deemed commercially acceptable. The Company believes that, based on its historical experience, it will continue to be able to do so.

EMPLOYEES

     As of December 31, 1998, the Company and its subsidiaries employed approximately 2,300 full-time and 400 part-time employees in shoreside operations worldwide. The Company and its subsidiaries also employ approximately 18,300 crew and staff for its vessels. As of December 31, 1998, approximately 70% of the Company's shipboard employees are covered by collective bargaining agreements. The Company believes that its relationship with its employees is good.

TRADEMARKS

     The Company owns a number of registered trademarks relating to, among other things, the name ROYAL CARIBBEAN, its crown and anchor logo, the name CELEBRITY, its "X" logo and the names of the Company's cruise ships. The Company believes such trademarks are widely recognized throughout the world and have considerable value.

REGULATION

     All of the Company's ships are registered in Norway or Liberia except for Mercury which is registered in Panama. Each ship is subject to regulations issued by its country of registry, including regulations issued pursuant to international treaties governing the safety of the ship and its guests. Each country of registry conducts periodic inspections to verify compliance with these regulations. In addition, ships operating out of United States ports are subject to inspection by the United States Coast Guard for compliance with international treaties and by the United States Public Health Service for sanitary conditions.

     The Company's ships are required to comply with international safety standards defined in the Safety of Life at Sea Convention ("SOLAS"). The SOLAS standards are revised from time to time, and the most recent modifications are being phased in through the year 2010. The Company does not anticipate that it will be required to make any material expenditures in order to comply with these rules.

     In 1993 SOLAS was amended to adopt the International Safety Management Code (the "ISM Code"). The ISM Code provides an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code became mandatory for passenger vessel operators such as the Company on July 1, 1998.

     The Company is also subject to various United States and international laws and regulations relating to environmental protection. Under such laws and regulations, the Company is prohibited from, among other things, discharging certain materials, such as petrochemicals and plastics, into the waterways. See
Item 3. Legal Proceedings.

     The Company is required to obtain certificates from the United States Federal Maritime Commission ("FMC") relating to its ability to meet liability in cases of nonperformance of obligations to guests and casualty or personal injury. Under the FMC's current regulations, the Company is required to provide a $15 million bond for each of Royal Caribbean International and Celebrity Cruises, as a condition to obtaining the required certificates. The FMC has proposed a revision to its regulations that would require the Company to significantly increase the amount of this bond based on the level of its customer deposits. The Company has indicated to the FMC that it supports an increase in the bond amount and does not expect any revisions to the FMC regulations to have a material effect on the Company.

     The Company is required to obtain certificates from the United States Coast Guard relating to its ability to meet liability in cases of water pollution. Under the United States Coast Guard's current regulations, Royal Caribbean International and Celebrity Cruises are required to provide guarantees of approximately $71 million and $70 million, respectively, as a condition to obtaining the required certificates.

     The Company believes it is in material compliance with all regulations applicable to its ships and has all licenses necessary to the conduct of its business. From time to time various other regulatory and legislative changes have been or may in the future be proposed that could have an effect on the cruise industry in general.

TAXATION OF THE COMPANY

     The following discussion of the application to the Company and its subsidiaries of the United States federal income tax laws is based on the current provisions of the Internal Revenue Code of 1986, as amended, (the "Code"), proposed, temporary and final Treasury Department regulations, administrative rulings and court decisions. All of the foregoing are subject to change, and any change thereto could affect the accuracy of this discussion.

  Application of Section 883 of the Code

     The Company and its wholly owned subsidiary, Celebrity Cruises Inc. ("CCI"), are foreign corporations that are engaged in a trade or business in the United States, and the Company's vessel-owning subsidiaries are foreign corporations that, in many cases, depending upon the itineraries of their vessels, receive income from sources within the United States. Under Section 883 of the Code, certain foreign corporations are not subject to United States income or branch profits tax on United States source income derived from or incidental to the international operation of a ship or ships, including income from the leasing of such ships.

     A foreign corporation will qualify for the benefits of Section 883 of the Code if in relevant part (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the United States and (ii) either more than 50% of the value of its capital stock is owned, directly or indirectly, by individuals who are residents of a foreign country that grants such an equivalent exemption to corporations organized in the United States or the stock of the corporation (or the direct or indirect corporate parent thereof) is "primarily and regularly traded on an established securities market" in the United States.

     Although no Treasury regulations have been promulgated that explain when stock will be considered "primarily and regularly traded on an established securities market" for purposes of Section 883, Treasury regulations have been promulgated interpreting a similar phrase under Section 884 of the Code which, like the phrase in Section 883, was enacted in the Tax Reform Act of 1986. Under these regulations, stock of a corporation will be considered primarily and regularly traded on an established securities market in the United States for purposes of Section 884 in any taxable year if in relevant part the following tests are met for one or more classes of stock, representing at least 80% of the outstanding vote and value of stock of the corporation: (i) the class of stock is regularly quoted by brokers or dealers making a market in the stock and (ii) 50% or more of the outstanding shares of stock of the class are not owned (within the meaning of the applicable regulation) for more than 30 days during the relevant taxable year by persons who each own 5% or more of the value of the outstanding shares of stock of the class and (a) are not "qualifying shareholders" for purposes of this provision of Section 884 or (b) fail to provide to the Company the required proof of their qualifying status.

     The Company, CCI and the Company's vessel-owning subsidiaries are organized in countries that grant equivalent exemptions to corporations organized in the United States, and to the Company's knowledge, more than 50% of the outstanding shares of common stock are held (i) by persons who each own less than 5% of the value of the outstanding shares of common stock or (ii) directly or indirectly by individuals who are residents of countries that grant an equivalent exemption to corporations organized in the United States. The common stock and the $3.625 Series A Convertible Preferred Stock ("Convertible Preferred Stock") are listed on the

NYSE; and the common stock represents more than 80% of the outstanding vote and value of stock of the Company. Accordingly, in the opinion of Drinker Biddle & Reath LLP, United States tax counsel to the Company, and based on the representations and assumptions set forth therein, the Company, CCI and the Company's vessel-owning subsidiaries currently qualify for the benefits of
Section 883 of the Code because the Company and each of its subsidiaries are incorporated in a qualifying jurisdiction and the Company's common stock and Convertible Preferred Stock are primarily and regularly traded on an established securities market in the United States. In addition, the Company believes that substantially all of its income, the income of CCI and the income of the Company's vessel-owning subsidiaries is derived from or incidental to the international operation of a ship or ships. Any United States source income of the Company, CCI or the Company's vessel-owning subsidiaries that is not so derived will be subject to United States taxation, but the Company believes that such income is not a material portion of the Company's total income.

     The Company does not know of any plan regarding (i) disposition of the interests held by the Company's current ultimate individual shareholders or (ii) any changes in the residency of the Company's current ultimate individual shareholders, that would cause the loss of the availability of Section 883 of the Code (or, in either case, any agreements with respect to any of the foregoing). However, there is no agreement that would preclude the Company's current direct or indirect shareholders from disposing of their interests in the Company, or from changing their residence, and there can be no assurance that such shareholders will not do so, nor is there any assurance that a person or persons who are not qualifying shareholders for purposes of Section 883 will not acquire sufficient beneficial ownership of the outstanding shares of common stock (or, under certain circumstances, Convertible Preferred Stock) through purchase on the NYSE or otherwise to preclude the availability of an exemption under Section 883. Any change in the holdings of the current direct or indirect shareholders of the Company or the residence of such shareholders (both as determined for United States tax purposes), any acquisition of beneficial ownership of 5% or more of the outstanding common stock by a nonqualifying shareholder, or the issuance of shares of Company stock or any other change in the capitalization of the Company could affect the continued availability of
Section 883 of the Code.

     In addition, (i) future regulations promulgated under Section 883 might adopt an interpretation of the phrase "primarily and regularly traded on an established securities market" inconsistent with the approach adopted by the regulations under Section 884 in which case the Company and its subsidiaries could cease to be eligible for the benefits of Section 883 and (ii) even if an approach consistent with the approach of the Section 884 regulations is adopted, certain modifications or interpretations of such approach, which tax counsel believes should reasonably be adopted, would be required in order for such phrase to apply to the Company and its subsidiaries for purposes of Section 883. Moreover, whether or not such regulations are promulgated, there is no assurance that the Company's tax counsel's interpretation of such phrase will be accepted by the Internal Revenue Service or the courts. Section 883 of the Code has been the subject of legislative modifications in past years that have had the effect of limiting its availability to certain taxpayers, and there can be no assurance that future legislation or changes in the ownership of the Company will not preclude the Company or its subsidiaries from obtaining the benefits of Section 883 of the Code.

  Taxation in the Absence of an Exemption Under Section 883 of the Code

     In the event that the Company, CCI or the Company's vessel-owning subsidiaries were to fail to meet the requirements of Section 883 of the Code, or if such provision were repealed, such companies would be subject to United States income taxation on a portion of their income. Since the Company and CCI conduct a trade or business in the United States, they would be taxable at regular corporate rates on their separate company taxable income (i.e., without regard to the income of the vessel-owning subsidiaries), from United States sources, which includes 100% of their income, if any, from transportation which begins and ends in the United States (not including possessions of the United States), 50% of their income from transportation which either begins or ends in the United States, and none of their income from transportation which neither begins nor ends in the United States. The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a United States port, but that calls on more than one foreign port, will derive United States source income only from the first and last legs of such cruise. Because there are no regulations or other Internal Revenue Service interpretations of these rules, the applicability of the transportation income source rules in the aforesaid favorable manner is not free from doubt. If the suggested application of these rules is correct and if Section 883 of the Code did not apply to the Company, the Company estimates, based on certain assumptions, that approximately 15% of the Company's separate company taxable income in 1998 (as computed under United States tax principles) would be subject to United States corporate income tax. In addition, if any earnings and profits of the Company or CCI effectively connected with its United States trade or business are withdrawn or are deemed to have been withdrawn from its United States trade or business (by dividend distribution, for example, or otherwise), such withdrawn amount would be subject to a "branch profits" tax at the rate of 30%. The amount of such earnings and profits would be equal to the aforesaid United States source income, with certain generally minor adjustments, less income taxes. Finally, the Company and CCI would also be potentially subject to tax on portions of certain interest paid by them at rates of up to 30%.

     If Section 883 of the Code were not available to a vessel-owning subsidiary, such subsidiary would be subject to a special 4% tax on its United States source gross transportation income, if any, each year because its income is derived from the leasing of a vessel and because it does not have a fixed place of business in the United States. Such United States source gross transportation income may be determined under any reasonable method, including ratios based upon (i) days traveling directly to or from United States ports to total days; or (ii) the lessee's United States source gross income from the vessel (as determined under the source rules discussed in the preceding paragraph, and subject to the assumptions and qualifications set forth therein) to the lessee's total gross income from the vessel. Under these rules, if
Section 883 of the Code did not apply to the vessel-owning subsidiaries, the Company estimates based on certain assumptions that the 4% tax would apply to approximately 15% of the gross income of the vessel-owning subsidiaries in 1998 (as computed under United States tax principles).

     While the Company believes that the methods used to calculate the foregoing estimates of United States source income are reasonable, the calculations are based on an interpretation of applicable law that in many respects is not clear due to the absence of controlling regulations. The Company's position as to certain matters of law and its determination of the amount of income subject to United States taxation could be challenged by the Internal Revenue Service and, if so challenged, might not be upheld by a United States court. Furthermore, there can be no assurance that the applicable law will not change or that regulations or rulings will not take a different position. In addition, although the Company does not currently intend to change its operations or the operations of its subsidiaries, such a change, or changes in the amount, source or character of the Company's or any subsidiary's income and expense, could affect the amount of income that would be subject to United States tax in the event
Section 883 of the Code were not available to the Company, CCI and the Company's vessel-owning subsidiaries.

ITEM 2.  DESCRIPTION OF PROPERTY

     For a description of the Company's cruise ships, see "Item 1. Description of Business -- Operations -- Cruise Ships and Itineraries."

     The Company leases three office buildings on the Port of Miami from Dade County, Florida. Two of the buildings have initial terms of 20 years which began in 1991 and 1995, respectively, and the third building has an initial term of 17 years which began in 1998. The Company also leases a building in Wichita, Kansas which is used as an additional reservation center with an initial term of ten years beginning in 1997. The Company leases space for its international sales offices in London, Oslo, Frankfurt, Genoa and Paris.

     Royal Caribbean International operates two private destinations, (i) CocoCay, an island owned by the Company and known as Little Stirrup Cay located in the Bahamas and (ii) Labadee, a secluded peninsula leased by the Company and located on the north coast of Haiti.

     The Company owns one building in San Juan, Puerto Rico and leases a second building in St. Thomas, Virgin Islands for Royal Caribbean International's Crown and Anchor Clubs. These facilities, which are exclusively for Royal Caribbean International's guests, provide a rest stop where guests can check packages, get refreshments or make phone calls.

     The Company believes that its facilities are adequate for its current needs.

ITEM 3.  LEGAL PROCEEDINGS

     In June 1998, the Company entered into a plea agreement with the U.S. Department of Justice settling previously filed charges contained in two indictments pending in the U.S. District of Puerto Rico and the Southern District of Florida, respectively. The indictments, which pertained to events that occurred in 1994 and prior years, contained a total of 11 felony counts related to improper disposal of oil-contaminated bilge water and attempts to conceal such activities from the U.S. Coast Guard. Under the plea agreement, the Company pled guilty to eight of the 11 counts and paid $9.0 million. The Company was also placed on probation for up to five years and has implemented a Court supervised Environmental Compliance Plan. The U.S. government is continuing its investigation of the Company's bilge water and other waste disposal practices through federal grand jury proceedings in Anchorage, Alaska, Los Angeles, California, Miami, Florida and New York, New York. In February 1999, the Company was indicted by the grand jury in Los Angeles on charges that it presented false oil record books for one of its vessels to the U.S. Coast Guard three times during 1994 and the Company has pled guilty to these charges. Each of the three counts in the indictment carries a maximum fine of $500,000, subject to increase under certain circumstances. Although the Company is not able at this time to estimate the timing or impact of these continuing investigations, the Company may be subject to additional charges for violations of U.S. law.

     Beginning in December 1995, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity misrepresented to guests the amount of its port charge expenses. The suits seek declaratory relief and damages in an unspecified amount. Beginning in August 1996, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on port charges included in the price of cruise fares. The suits seek damages in an unspecified amount. Similar suits are pending against other companies in the cruise industry. In February 1997, Royal Caribbean International, Celebrity and certain other cruise lines entered into an Assurance of Voluntary Compliance with the Florida Attorney General's office. Under the Assurance of Voluntary Compliance, Royal Caribbean International and Celebrity agreed to include all components of the cruise ticket price, other than governmental taxes and fees, in the advertised price. In January 1999, Royal Caribbean International entered into an agreement to settle certain of the class-action suits filed on behalf of its guests. Celebrity entered into a similar settlement agreement. Under the terms of the settlement agreements, each of Royal Caribbean International and Celebrity will issue travel vouchers having a face amounts ranging from $8 to $30, in the case of Royal Caribbean International, and from $20 to $45 in the case of Celebrity, to guests who are U.S. residents and who sailed on Royal Caribbean International or Celebrity, as the case may be, between April 1992 and April 1997. Such vouchers may be applied to reduce the cruise fare of a future cruise on Royal Caribbean International or Celebrity, as the case may be, and are valid for up to three years from the date of issuance. The settlements have received preliminary court approval but are subject to final court approval. Since the amount and timing of the vouchers to be redeemed and the effect of redemption of revenues is not reasonably determinable, the Company has not established a liability for the vouchers and will account for their redemption as a reduction of future revenues. In December 1998, a Florida state court judge dismissed one of the class-action suits filed on behalf of travel agents for failure to state a claim under Florida law. The plaintiff in that case has filed an appeal of that decision. The Company is not able at this time to estimate the timing or impact of the travel agent proceedings on the Company.

     The Company is routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. Management believes the outcome of such other claims which are not covered by insurance would not have a material adverse effect upon the Company's financial condition or results of operations.

ITEM 4.  CONTROL OF REGISTRANT

PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of March 12, 1999 (i) by each person who is known by the Company to own beneficially more than 10% of any class of the outstanding common stock and (ii) by all of the Company's directors and officers as a group.

                                                              NUMBER OF SHARES
                                                                 OF COMMON       PERCENTAGE
NAME                                                              STOCK(1)       OWNERSHIP
----                                                          ----------------   ----------
A. Wilhelmsen AS(2).........................................     47,129,330         27.9%
  P.O. Box 1583
  Vika
  N-0118 Oslo, Norway
Cruise Associates(3)........................................     50,781,900         30.0%
  c/o Canadian Imperial Bank of Commerce
  Trust Company (Bahamas) Limited
  P.O. Box N-3933
  Nassau, Bahamas
All Directors and Officers (31 persons)(4)..................      3,614,902          2.1%

---------------

(1) For purposes of this table, any security which a person or group has a right to acquire within 60 days after March 12, 1999 is deemed to be owned by such person or group. Such security is deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.

(2) Includes 31,900 shares of common stock issuable upon exercise of options under the Company's 1990 Shareholders Stock Option Plan. A. Wilhelmsen AS. ("Wilhelmsen") is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.

(3) Includes 31,900 shares of common stock issuable upon exercise of options under the Company's 1990 Shareholders Stock Option Plan. Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family.

(4) Includes (i) 1,890,826 shares of common stock issuable upon exercise of options granted to officers and directors of the Company, (ii) 1,321,412 shares of common stock held by Monument as nominee for various trusts primarily for the benefit of certain members of the Fain family and (iii) 374,664 shares of common stock issued to a trust for the benefit of Mr. Fain. Mr. Fain disclaims beneficial ownership of some or all of the shares of common stock referred to in (ii) and (iii) above. Does not include commitments by the Company's officers to purchase an aggregate of approximately $9,000 of common stock for the first calendar quarter of 1999 under the Company's 1994 Employee Stock Purchase Plan or shares of common stock held by Wilhelmsen or Cruise Associates.

SHAREHOLDERS AGREEMENT

     Wilhelmsen and Cruise Associates are parties to the Shareholders Agreement dated as of February 1, 1993 as amended (the "Shareholders Agreement") and, pursuant thereto, have agreed upon certain matters relative to the organization and operation of the Company and certain matters concerning their respective ownership of the Company's voting stock. Pursuant to the Shareholders Agreement, Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of the following individuals as directors of the Company: (i) up to four nominees of Wilhelmsen (at least one of whom must be independent); (ii) up to four nominees of Cruise Associates (at least one of whom must be independent); and (iii) one nominee who must be Richard D. Fain or such other individual who is then employed as the Company's chief executive officer. The Shareholders Agreement also provides that the Board of Directors of each of the Company's subsidiaries are similarly constituted. In connection with the Company's acquisition of Celebrity, Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of the election of one additional director to be nominated by Archinav Holdings, Ltd., a former shareholder of Celebrity, for a specified period of up to seven years from the date of the acquisition. Archinav Holdings, Ltd has designated John D. Chandris as its nominee for director. In addition, until either of them should decide otherwise, Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of Edwin W. Stephan and William K. Reilly as directors of the Company. Of the current directors of the Company, Wilhelmsen nominated Messrs. Arneberg, Kielland, Lorange and Wilhelmsen, and Cruise Associates nominated Ms. Laviada and Messrs. Aronson, Ofer and Pritzker.

     Pursuant to the Shareholders Agreement, Wilhelmsen and Cruise Associates have agreed not to vote their shares of common stock in favor of the following corporate actions by the Company or any subsidiary unless such action is approved by a majority of the Board of Directors of the Company, at least one non-independent director of the Company nominated by Wilhelmsen and at least one non-independent director of the Company nominated by Cruise Associates: (i) any purchase, sale, long-term charter, long-term lease, exchange, transfer or other acquisition or disposition of a cruise vessel or all or a substantial portion of the Company's or any subsidiary's business; (ii) the taking of any action relative to the bankruptcy or insolvency of the Company or any subsidiary; (iii) any increase, reduction, change or reclassification of the authorized or issued shares of capital stock and any issuance of equity securities, including (a) any issuance of warrants, options or rights to directly or indirectly acquire equity securities and (b) any issuance of securities directly or indirectly convertible into or exchangeable or exercisable for equity securities (in each case, except for the issuance of options and common stock pursuant to the Employee Stock Option Plan and the Shareholders Stock Option Plan); (iv) any consolidation, merger or amalgamation with, or the acquisition of any interest in, any other entity or its assets other than (a) an acquisition in which the purchase price does not exceed $10 million and (b) acquisitions of goods and services in the ordinary course of business; (v) any borrowing or guarantee commitments or obligations (secured or unsecured), other than those incident to the approval of activities contemplated by clause (i) above, (a) in an aggregate principal amount exceeding $50 million other than those incurred in the normal course of the Company's business consistent with past practice or (b) containing a provision limiting the Company's ability to declare or pay dividends or engage in a transaction constituting a change in control, in each case in a manner more restrictive (other than the date from which the restrictions become operative) than the restrictions contained in the Indenture governing the Company's redeemed Senior Subordinated Notes; (vi) any resolution altering the Restated Articles of Incorporation or By-Laws or similar constitutional documents of the Company or any subsidiary; (vii) any resolution to voluntarily liquidate or dissolve; (viii) the appointment annually or removal of the Chairman of the Board, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of the Company; or (ix) any material modification, change or amendment to any agreement or arrangement described in the foregoing clauses (i) and (iii) through (viii). The Company's Restated Articles of Incorporation provides that for so long as the Shareholders Agreement is in effect, the Board of Directors may not approve the foregoing corporate actions unless such actions are approved by one non-independent director nominated by Wilhelmsen and one non-independent director nominated by Cruise Associates.

     The Shareholders Agreement also contains restrictions on the disposition of common stock, provides for certain rights of refusal and sets forth procedures for the purchase or sale of a party's common stock upon certain events, including the failure of Wilhelmsen and Cruise Associates to agree upon any of the matters set forth in the immediately preceding paragraph. The Shareholders Agreement will terminate and be of no further force and effect upon the earlier to occur of (i) the written agreement of Wilhelmsen and Cruise Associates and
(ii) the failure by Wilhelmsen and Cruise Associates to collectively own at least 40% of the outstanding common stock. In addition, in the event that either party (the "Smaller Holder") fails to own at least (i) 15% of the outstanding common stock and (ii) 50% of the outstanding common stock is owned by the other party (the "Larger Holder"), then, so long as such condition continues to exist, the Shareholders Agreement may be terminated by the Larger Holder.

     The Shareholder Agreement provides that Wilhelmsen and Cruise Associates will from time to time consider the dividend policy for the Company with due regard for the interests of the shareholders in maximizing the return on their investment in the Company and the ability of the Company to pay such dividends. The declaration of dividends shall at all times be subject to the final determination of the Board of Directors of the Company that a dividend is prudent at that time in consideration of the needs of the business. The Shareholders Agreement also provides that payment of dividends will depend, among other factors, upon the Company's earnings, financial condition and capital requirements and the income and other tax liabilities of Wilhelmsen, Cruise Associates and their respective affiliates relating to their ownership of common stock.

     In addition, under the Shareholders Agreement, if Wilhelmsen or Cruise Associates desires to invest in other cruise projects which will or does own or operate cruise vessels, such shareholder is required to submit such project to the Company with a view to the Company investing therein rather than the submitting shareholder. Unless the Company decides to invest in such project within 21 days after such submission and the Company makes such investment within a reasonable period thereafter, the submitting shareholder will be free to invest in such project. Moreover, if Wilhelmsen or Cruise Associates acquires any controlling beneficial interest in any person which owns or operates any cruise vessels incidental to, but not as, its primary business, such shareholder is required to offer the cruise vessels and the business directly related thereto for sale to the Company at its fair market value (determined by an investment banking firm mutually acceptable to Wilhelmsen and Cruise Associates). If the Company does not acquire such business opportunity within six months, Wilhelmsen or Cruise Associates is permitted to retain and operate such business for its own benefit.

ITEM 5.  NATURE OF TRADING MARKET

     The Company's common stock is listed on the New York Stock Exchange ("NYSE") and the Oslo Stock Exchange ("OSE") under the symbol "RCL". The Company's Convertible Preferred Stock is listed on the NYSE under the symbol "RCL Pr". The table below sets forth the quarterly high and low prices of the common stock and Convertible Preferred Stock for its two most recent fiscal years:

                                         NYSE                   OSE                    NYSE
                                     COMMON STOCK         COMMON STOCK(1)        PREFERRED STOCK
                                  -------------------   --------------------   --------------------
1998                                HIGH        LOW       HIGH        LOW        HIGH        LOW
----                              --------    -------   --------    --------   --------    --------
First Quarter...................  $35  7/16   $24  3/4   262  1/2    185       $113        $ 80 1/8
Second Quarter..................   40  3/8     32  5/8   305         247  1/2   126 1/8     104
Third Quarter...................   43  29/32   23  1/8   327  1/2    195        139          72 2/3
Fourth Quarter..................   37  1/8     17        274         137        115 1/4      60
1997
----
First Quarter...................  $16  7/16   $11 5/8     --          --       $ 58 3/8    $ 51 3/8
Second Quarter..................   19  11/16   14 15/16   --          --         66 7/8      55 5/8
Third Quarter...................   22  15/16   17 7/32   162  1/2    147  1/2    76          60 1/2
Fourth Quarter..................   26  13/16   20 13/16  185         140         85 3/8      70

---------------
(1) Denominated in Norwegian Kroner.

     As of December 31, 1998, there were 1,043 record holders of common stock in the United States, holding 55,655,644 shares or approximately 32.9% of the total outstanding common stock.

     During 1998, the Company paid two quarterly cash dividends of $0.08 per common share and two quarterly cash dividends of $0.09 per common share, totaling $55.2 million. In addition, the Company paid dividends on its Convertible Preferred Stock totaling $12.5 million. During 1997, the Company paid two quarterly cash dividends of $0.07 per common share and two quarterly cash dividends of $0.08 per common share, totaling $40.8 million as well as dividends on its Convertible Preferred Stock totaling $9.2 million.

     The declaration and payment of future common stock dividends, if any, will at all times be subject to the final determination of the Board of Directors that a dividend is prudent at the time in consideration of the needs of the Company's business. Payment of dividends will depend, among other things, upon the Company's earnings, financial condition and capital requirements, dividend payments on the Company's Convertible Preferred Stock and certain tax considerations of Wilhelmsen, Cruise Associates and their respective affiliates.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     Liberian law does not presently impose exchange control restrictions on the Company relative to, among other things, (i) the Company's payment of interest or dividends to non-Liberian residents; or (ii) the Company's operations in Liberia by reason of its incorporation in Liberia. Further, Liberian law does not presently impose any limitations on non-Liberian residents holding or voting securities.

ITEM 7.  TAXATION

     Since (i) the Company is and intends to maintain its status as a "non-resident corporation" under the Internal Revenue Code of Liberia and (ii) the Company's vessel-owning subsidiaries are not now engaged, and are not in the future expected to engage, in any business in Liberia, including voyages exclusively within the territorial waters of the Republic of Liberia, the Company has been advised by Watson, Farley & Williams, special Liberian counsel for the Company, that, under current Liberian law, no Liberian taxes or withholding will be imposed on payments to holders of Company securities, other than a holder that is a resident Liberian entity or a resident individual or citizen of Liberia.

ITEM 8.  SELECTED FINANCIAL DATA

     The following selected financial data are for each of the fiscal years in the period 1994 through 1998 and as of the end of each such fiscal year. The financial information presented for fiscal years 1998, 1997 and 1996 and as of the end of fiscal years 1998 and 1997 is derived from the financial statements of the Company and should be read in conjunction with such financial statements and the related notes included elsewhere herein. The 1997 financial information includes the results of Celebrity commencing July 1, 1997. The following should also be read in conjunction with "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                FISCAL YEARS
                                       --------------------------------------------------------------
                                          1998         1997         1996         1995         1994
                                       ----------   ----------   ----------   ----------   ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.............................  $2,636,291   $1,939,007   $1,357,325   $1,183,952   $1,171,423
Net income...........................     330,770      175,127      150,866      148,958      136,625
Net income per share -- basic(1).....        1.90         1.17         1.19         1.17         1.08
Net income per share -- diluted(2)...        1.83         1.15         1.17         1.16         1.07
Dividends declared per share.........        0.34         0.29         0.27         0.24         0.20
Total assets.........................   5,686,076    5,339,748    2,842,299    2,203,243    1,865,004
Total debt, including capital
  leases.............................   2,469,082    2,572,696    1,366,967      935,692      747,107

---------------

(1) Net income per share -- basic is computed by dividing net income, after deducting preferred stock dividends accumulated during the period, by the weighted-average number of shares of common stock outstanding during each period, adjusted for stock split.
(2) Net income per share -- diluted is computed by dividing net income by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period, adjusted for stock split.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations", may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include inter alia general economic and business conditions, cruise industry competition, the impact of tax laws and regulations affecting the Company and its principal shareholders, changes in other laws and regulations affecting the Company, delivery schedule of new vessels, emergency ship repairs, incidents involving cruise vessels at sea, changes in interest rates, Year 2000 compliance and weather.

GENERAL

  Summary

     Royal Caribbean Cruises Ltd. (the "Company") reported improved revenues, operating income, net income and earnings per share for the year ended December 31, 1998 as shown in the table below. The improvements were driven primarily by capacity increases resulting from the acquisition of Celebrity Cruise Lines Inc. ("Celebrity") in July 1997, and additions to the Royal Caribbean International brand as well as improved revenue per available lower berth ("Yield"). Net income for 1998 included a $9.0 million charge related to a plea agreement with the U.S. Department of Justice in the second quarter and a reduction in earnings of approximately $9.0 million related to the grounding of Monarch of the Seas in the fourth quarter. Also included in net income for 1998 is a $31.0 million gain on the sale of Song of America and a $32.0 million write-down of Viking Serenade to reflect its estimated fair market value. Net income for 1997 included an extraordinary loss of $7.6 million resulting from the early extinguishment of debt as well as a gain of $4.0 million from the sale of Sun Viking. Accordingly, on a comparable basis, before these items, earnings increased to $349.8 million or $1.93 per share in 1998, from $178.7 million or $1.17 per share in 1997.

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                             ------------------------------------------
                                                                 1998           1997           1996
                                                             ------------   ------------   ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues...................................................   $2,636,291     $1,939,007     $1,357,325
Operating Income...........................................      488,735        303,555        217,033
Net Income.................................................      330,770        175,127        150,866
Basic Earnings Per Share...................................        $1.90          $1.17          $1.19
Diluted Earnings Per Share.................................        $1.83          $1.15          $1.17

Selected Statistical Information

                                                                1998         1997         1996
                                                             ----------   ----------   ----------
Passengers Carried.........................................   1,841,152    1,465,450      973,602
Passenger Cruise Days......................................  11,607,906    8,759,651    6,055,068
Occupancy Percentage.......................................       105.2%       104.2%       101.3%

  Fleet Expansion

     The Company's fleet expansion continued in 1998 with the delivery of the last of the six Vision-class vessels in the Royal Caribbean International fleet, Vision of the Seas, in April 1998. With the delivery of these six ships and the acquisition of Celebrity in 1997, the Company's capacity has increased approximately 119.3% from 14,228 berths at December 31, 1994 to 31,200 at December 31, 1998.

     The Company has nine ships on order. The planned passenger capacity and expected delivery dates of the ships on order are as follows:

                                                                  EXPECTED         PASSENGER
VESSEL                                                         DELIVERY DATES     CAPACITY(1)
------                                                        -----------------   -----------
ROYAL CARIBBEAN INTERNATIONAL:
  Eagle-class
     Voyager of the Seas....................................   4th Quarter 1999      3,100
     Explorer of the Seas...................................   3rd Quarter 2000      3,100
     Adventure of the Seas..................................   2nd Quarter 2002      3,100
  Vantage-class
     Radiance of the Seas...................................   1st Quarter 2001      2,100
     Brilliance of the Seas.................................   2nd Quarter 2002      2,100
CELEBRITY CRUISES:
  Millennium-class
     Millennium.............................................   2nd Quarter 2000      2,000
     Unnamed................................................   1st Quarter 2001      2,000
     Unnamed................................................   3rd Quarter 2001      2,000
     Unnamed................................................   2nd Quarter 2002      2,000

---------------

(1) Based on double occupancy per cabin.

     The Eagle-class vessels will be the largest passenger cruise ships built to date. The Vantage-class vessels are a progression from Royal Caribbean International's Vision-class vessels, while the Millennium-class vessels are a progression from Celebrity Cruises' Century-class vessels.

     Between 1998 and 2002, the Company's year-end berth capacity is expected to increase 64.4% from 31,200 to 51,300 berths.

     In May 1998, the Company sold Song of America for $94.5 million and recognized a gain on the sale of $31.0 million. The Company operated the vessel under a charter agreement until March 1999.

RESULTS OF OPERATIONS:

     The following table presents operating data as a percentage of revenues:

                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              1998    1997    1996
                                                              -----   -----   -----
Revenues....................................................  100.0%  100.0%  100.0%
Expenses:
  Operating.................................................   60.5    62.9    63.0
  Marketing, selling and administrative.....................   13.6    14.0    14.3
  Depreciation and amortization.............................    7.4     7.4     6.7
                                                              -----   -----   -----
Operating Income............................................   18.5    15.7    16.0
Other Income (Expense)......................................   (6.0)   (6.3)   (4.9)
                                                              -----   -----   -----
Income Before Extraordinary Item............................   12.5%    9.4%   11.1%
                                                              =====   =====   =====

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

  Revenues

     Revenues increased 36.0% to $2.6 billion compared to $1.9 billion in 1997. The increase in revenues was primarily due to a 31.2% increase in capacity and a 3.6% increase in Yield. The acquisition of Celebrity (which occurred in July
1997) accounted for approximately two-thirds of the capacity increase, while additions to the Royal Caribbean International fleet accounted for the balance of the increase. The increase in

Yield was due to an increase in occupancy levels to 105.2% as compared to 104.2% in 1997 as well as an increase in cruise ticket per diems, partially offset by a reduction in shipboard revenue per diems. The reduction in shipboard revenue per diems is due to the inclusion of Celebrity's results for the full year 1998 as compared to six months in 1997. Celebrity derives a higher percentage of its shipboard revenue from concessionaires than does Royal Caribbean International, resulting in a dilutive effect on the per diem. Concessionaires pay a net commission to the Company which is recorded as revenue, in contrast to in-house operations, where shipboard revenues and the related cost of sales are recorded on a gross basis.

  Expenses

     Operating expenses increased 30.7% in 1998 to $1.6 billion as compared to $1.2 billion in 1997. The increase in operating expenses was primarily due to the increase in capacity. Included in operating expenses is a $9.0 million charge related to the plea agreement with the U.S. Department of Justice. As a percentage of revenues, operating expenses decreased 2.4% in 1998 due to improved ticket pricing as well as the inclusion of Celebrity results for the full year of 1998 versus six months of 1997. Celebrity's operating expenses as a percentage of revenues were lower than Royal Caribbean International's due to lower shipboard cost of sales as a result of the higher use of concessionaires onboard Celebrity vessels as discussed above.

     Marketing, selling and administrative expenses increased 31.9% in 1998 to $359.2 million from $272.4 million in 1997. The increase was primarily due to the acquisition of Celebrity as well as higher advertising and staffing costs. As a percentage of revenues, marketing, selling and administrative expenses decreased to 13.6% in 1998 as a result of economies of scale.

     Depreciation and amortization increased to $194.6 million in 1998 from $143.8 million in 1997. The increase was primarily due to the acquisition of Celebrity as well as additions to the Royal Caribbean International fleet.

  Other Income (Expense)

     Interest expense, net of capitalized interest, increased to $167.9 million in 1998 as compared to $128.5 million in 1997. The increase is due to the increase in the average debt level as a result of the Company's fleet expansion program as well as the acquisition of Celebrity in July 1997.

     Included in Other income (expense) in 1998 is a $31.0 million gain from the sale of Song of America as well as a $32.0 million charge related to the write-down to fair market value of Viking Serenade. Based on the Company's strategic objective to maintain a modernized fleet, the unique circumstances of this vessel and indications of the current value of Viking Serenade, the Company recorded a write-down of the carrying value to its current estimated fair market value. The Company continues to operate and depreciate the vessel which is classified as part of Property and Equipment on the balance sheet.

     On December 15, 1998, Monarch of the Seas experienced significant damage to the ship's hull and equipment, resulting in the ship being out of service until mid-March 1999. The incident resulted in a net reduction in earnings of approximately $9.0 million, or $0.05 per share in the fourth quarter of 1998. This reduction is comprised of lost revenue, net of related variable expenses, of $5.2 million, and costs associated with repairs to the ship, passenger transportation and lodging, commissions and various other costs, net of estimated insurance recoveries, of $3.8 million. The costs of $3.8 million were included in Other income (expense) for the quarter and year ended December 31, 1998.

     Included in Other income (expense) in 1997 is a $4.0 million gain from the sale of Sun Viking.

  Extraordinary Item

     Included in 1997 is an extraordinary charge of $7.6 million or $0.05 per share related to the early extinguishment of debt.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  Revenues

     Revenues increased 42.9% in 1997 to $1.9 billion compared to $1.4 billion in 1996 as a result of a 40.7% increase in capacity as well as an increase in Yield. The acquisition of Celebrity contributed 22.1% of the capacity increase while additions to the Royal Caribbean International fleet accounted for 18.6% of the increase. Yield for the year increased 1.5% over 1996 as a result of an increase in occupancy. Occupancy levels increased to 104.2% in 1997 as compared to 101.3% in 1996.

  Expenses

     Operating expenses increased 42.7% to $1.2 billion in 1997 as compared to $854.5 million in 1996. This increase in operating expenses was primarily due to the 40.7% increase in capacity and higher variable costs associated with the increased occupancy.

     Marketing, selling and administrative expenses increased 39.9% in 1997 to $272.4 million versus $194.6 million in 1996. The increase was primarily due to the acquisition of Celebrity, an increase in staffing and additional advertising costs. These expenses decreased as a percentage of revenues in 1997 as a result of the economies of scale achieved with the increase in capacity.

     Depreciation and amortization increased to $143.8 million in 1997 from $91.2 million in 1996. The increase was primarily due to the acquisition of Celebrity as well as additions to the Royal Caribbean International fleet.

  Other Income (Expense)

     Interest expense, net of capitalized interest, increased to $128.5 million in 1997 from $76.5 million in 1996. The increase was a result of an increase in the average debt level associated with the Company's fleet expansion program and from the acquisition of Celebrity in July 1997.

     Other income (expense) in 1997 includes a gain of $4.0 million from the sale of Sun Viking as compared to 1996 which includes a gain of $10.3 million from the sale of Song of Norway.

  Extraordinary Item

     In May 1997, the Company redeemed the remaining $104.5 million of 11 3/8% Senior Subordinated Notes and incurred an extraordinary charge of $7.6 million, or $0.05 per share on the early extinguishment of debt.

LIQUIDITY AND CAPITAL RESOURCES

  Sources and Uses of Cash

     The Company generated substantial cash flows resulting in net cash provided by operating activities of $526.9 million in 1998 as compared to $434.1 million in 1997 and $299.5 million in 1996. The increase was primarily due to higher net income as well as timing differences in cash payments relating to operating assets and liabilities.

     In March 1998, the Company issued $150.0 million of 6.75% Senior Notes due 2008 and $150.0 million of 7.25% Senior Debentures due 2018. The net proceeds to the Company were approximately $296.1 million.

     In March 1998, the Company issued 6,100,690 shares of common stock. The net proceeds to the Company were approximately $165.5 million. (See Note 7 -- Shareholders' Equity.)

     During the year ended December 31, 1998, the Company's capital expenditures were approximately $557.0 million as compared to $1.1 billion during 1997 and $722.4 million during 1996. The largest portion of capital expenditures related to the delivery of Vision of the Seas in 1998, delivery of Rhapsody of the Seas, Enchantment of the Seas and Mercury in 1997, delivery of Splendour of the Seas and Grandeur of the Seas in 1996, as well as progress payments for ships under construction during 1998, 1997 and 1996. Also included in capital expenditures are shoreside capital expenditures and costs for vessel refurbishing to maintain consistent fleet standards.

     The Company received proceeds of $94.5 and $100.0 million from the sale of vessels during 1998 and 1997, respectively.

     Capitalized interest decreased to $15.0 million in 1998, from $15.8 million in 1997 and $15.9 million in 1996. The decrease during 1998 was due to a reduction in the level of construction-in-progress expenditures associated with the Company's fleet expansion program.

     During 1998, the Company paid quarterly cash dividends on its common stock totaling $55.2 million as well as quarterly cash dividends on its preferred stock, totaling $12.5 million. During 1997, the Company paid quarterly cash dividends totaling $40.8 and $9.2 million on its common stock and preferred stock, respectively.

     The Company made principal payments totaling approximately $335.1 and $245.4 million under various term loans and capital leases during 1998 and 1997, respectively.

  Future Commitments

     The Company currently has nine ships on order for an additional capacity of 21,500 berths. The aggregate contract price of the nine ships, which excludes capitalized interest and other ancillary costs, is approximately $3.6 billion, of which the Company deposited $144.6 million during 1998 and $74.3 million during 1997. Additional deposits are due prior to the dates of delivery of $237.4 million in 1999, $88.1 million in 2000 and $25.0 million in 2001. The Company anticipates that overall capital expenditures will be approximately $997, $1,196, and $1,368 million for 1999, 2000 and 2001, respectively.

     The Company has $2.5 billion of long-term debt of which $127.9 million is due during the twelve month period ending December 31, 1999. (See Note
6 -- Long-Term Debt.)

     In addition, the Company continuously considers potential acquisitions, strategic alliances and adjustments to its fleet composition, including the acquisition or disposition of vessels. If any such acquisitions, strategic alliances and adjustments to its fleet composition were to occur, they would be financed through the issuance of additional shares of equity securities, by the incurrence of additional indebtedness or from cash flows from operations.

  Funding Sources

     As of December 31, 1998, the Company's liquidity was $1.2 billion consisting of $172.9 million in cash and cash equivalents and $1.0 billion available under its $1.0 billion unsecured revolving credit facility (the "$1 Billion Revolving Credit Facility"). The capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under the $1 Billion Revolving Credit Facility, and sales of securities in private or public securities markets. In addition, the agreements related to the ships scheduled for delivery subsequent to 1999 require the shipyards to make available export financing for up to 80% of the contract price of the vessels.

     The Company's cash management practice is to utilize excess cash to reduce outstanding balances on the $1 Billion Revolving Credit Facility, and to the extent the cash balances exceed the amounts drawn under the $1 Billion Revolving Credit Facility, the Company invests in short-term securities.

  Other

     The Company enters into interest rate swap agreements to manage interest costs as part of its liability risk management program. The differential in interest rates to be paid or received under these agreements is recognized in income as part of interest expense over the life of the contracts. The objective of the program is to modify the Company's exposure to interest rate movements. The Company continuously evaluates its debt portfolio, including its interest rate swap agreements, and makes periodic adjustments to the mix of fixed rate and floating rate debt based on its view of interest rate movements. (See Note 12 -- Financial Instruments.)

  Impact of Year 2000

     The "Year 2000 issue" is the result of computer programs that were written using two digits rather than four to define the applicable year. If the Company's computer programs with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions to operations.

  State of Readiness

     The Company continuously upgrades its computer systems. In 1992, the Company implemented a new computer reservation and passenger services system which was designed to be Year 2000 compliant. Since then, the Company has sought to fix Year 2000 issues as an indirect part of its efforts to upgrade many of its internally developed computer systems. Prior to 1998, the Company did not separately track associated Year 2000 software compliant costs.

     In 1997, the Company engaged a third-party consultant to assess the status of the Company relative to the Year 2000 issue. The assessment was completed in early 1998. The Company then formed an internally staffed program management office that is conducting a comprehensive review of computer programs to address the impact of the Year 2000 issue on its operations and otherwise address the Year 2000 issues identified by the third-party consultant (the "Year 2000 Project"). Employees in various departments throughout the Company are assisting the program management office by addressing Year 2000 issues applicable to their departments.

     The Company has identified three major categories of Year 2000 risk:

(1) internally developed software systems -- these include the Company's reservation, accounting, remote reservation booking and revenue management systems;
(2) third-party supplied software systems and equipment with embedded chip technology -- these include the Company's computer hardware equipment, building facilities control systems and shipboard equipment and control systems (e.g., navigation, engine, and bridge control systems, fire alarm and safety systems); and
(3) external vendors and suppliers -- these include key suppliers (e.g., suppliers of air travel, hotel accommodations, food and other on-board provisions), travel agents, on-board concessionaires and other third parties whose system failures potentially could have a significant impact on the Company's operations.

     The general phases common to all three categories are (1) inventorying Year 2000 items, (2) assessing the Year 2000 compliance of key items, (3) repairing or replacing key internally developed and third-party supplied non-compliant items, (4) testing and certifying key internally developed and third-party supplied items, and (5) designing and implementing contingency plans as needed.

     The Company has substantially completed its inventory of all internally developed and third-party supplied software systems and equipment and has identified external vendors and suppliers whose system failures potentially could have a significant impact on the Company's operations ("Key External Vendors").

     The Company has completed its assessment of its internally developed software systems. Through the use of questionnaires and other communications, the Company has contacted substantially all third-party suppliers of critical software and equipment and Key External Vendors to ascertain whether their systems and/or equipment are Year 2000 compliant. The Company has been receiving responses from these third parties, and is evaluating them as they are received.

     The Company has repaired substantially all internally developed software systems that were determined non-compliant. By mid-1999, the Company plans to complete testing and certification of these systems, at which time it expects that its key internally developed software systems will be Year 2000 compliant.

     As the Company identifies non-compliant systems and equipment supplied by third parties or used by Key External Vendors, it will request that they be remediated. If a party's response is unsatisfactory, the

Company will implement appropriate contingency plans, including, when possible, the repair or replacement of supplied systems or equipment or the replacement of a vendor.

     The Company's objective is to complete all assessment, remediation and certification of third-party supplied software systems and equipment in the third quarter of 1999. Over the next few months, as the Company receives more information on the extent of the Year 2000 compliance by third-party suppliers and Key External Vendors, the nature of any contingency plans that may be needed will evolve.

     The Company is currently preparing contingency plans to identify and determine how to handle its most reasonably likely worst case scenarios. It expects to complete these plans in the third quarter of 1999 in conjunction with completion of its assessment, remediation, testing and certification phases.

     The Company has not retained third-party consultants to assist it in the remediation, testing or certification phases, although it may choose to do so in the future.

  Risks

     Based on its current assessment efforts, the Company does not believe that Year 2000 issues will have a material adverse effect on the results of its operations, liquidity or financial condition. However, this assessment is dependent on the ability of third-party suppliers and others whose system failures potentially could have a significant impact on the Company's operations to be Year 2000 compliant. For instance, the operations of the Company could be impacted by disruptions in airlines, port authorities, travel agents or others in the transportation or sales distribution channels whose systems are not Year 2000 compliant. Although the Company cannot control the conduct of these third parties, the Year 2000 Project is expected to reduce the Company's level of uncertainty and the adverse effect that any such failures may have.

  Costs

     The total cost associated with required modifications to become Year 2000 compliant are not expected to be material to the Company's financial position.

     The Company estimates that it will incur approximately $6.0 million in expense on efforts directly related to fixing the Year 2000 issue, as well as an additional $5.0 million of capital expenditures related to the accelerated replacement of non-compliant systems. The Company has incurred approximately $2.0 million in expense since January 1, 1998, and spent an additional $2.0 million for capital expenditures related to the accelerated replacement of non-compliant systems. Estimated costs do not include costs that may be incurred by the Company as a result of the failure of any third parties to become Year 2000 compliant or costs to implement any contingency plans.

     The information contained in this "Impact of Year 2000" section is a Year 2000 Readiness Disclosure pursuant to the Year 2000 Information and Disclosure Act.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  General

     The Company is exposed to market risks attributable to changes in interest rates, currency exchange rates and commodity prices. The Company enters into various derivative transactions to manage a portion of these exposures to market risk pursuant to the Company's hedging practices and policies. The impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. The Company achieves this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. The Company does not hold or issue derivative financial instruments for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analysis. See Notes 2 and 12 to the Consolidated Financial Statements for a discussion of the Company's accounting policies for financial instruments.

  Interest Rate Risk

     The Company's exposure to market risk for changes in interest rates relates to its long-term debt obligations. At December 31, 1998, the fair value of the Company's long-term fixed rate debt was estimated at approximately $2,565.0 million using quoted market prices where available, or discounted cash flow analyses. Market risk associated with the Company's long-term debt is the potential increase in fair value resulting from a decrease in interest rates. The Company uses interest rate swaps to modify its exposure to interest rate movements and manage its interest expense. The Company's interest rate swaps are primarily floating rate instruments that are tied to LIBOR. The fair value of the Company's interest rate swaps was approximately $48.6 million at December 31, 1998. A 10% decrease in assumed interest rates would increase the fair value of the Company's long-term debt by approximately $73.8 million. This increase would be partially offset by an increase in the fair value of the Company's interest rate swaps of $18.6 million.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

     The directors and executive officers of the Company are set forth below. Currently all directors hold office until the annual meeting of shareholders of the Company following their election or until their successors are duly elected and qualified. Officers are appointed by the Board of Directors and serve at its discretion.

     In February 1999, the Board of Directors approved a proposal to establish a classified Board of Directors. If the proposal is approved by the shareholders at the 1999 Annual Meeting, the directors will be elected commencing with the 1999 Annual Meeting for a classified Board of Directors with four directors being elected for a term of one year, four directors being elected for a term of two years and four directors being elected for a term of three years, and until their successors are duly elected and qualified. In subsequent meetings, each newly elected director will serve three years from the date of his or her election. If the proposal for a classified Board of Directors is not approved at the 1999 Annual Meeting, the directors will be elected for terms of one year and until their successors are duly elected and qualified.

NAME                                      AGE                         POSITION
----                                      ---                         --------
Richard D. Fain.........................  51    Chairman, Chief Executive Officer and Director
Jack L. Williams........................  49    President, Royal Caribbean International
Richard E. Sasso........................  49    President, Celebrity Cruises
Richard J. Glasier......................  53    Executive Vice President and Chief Financial Officer
Kenneth D. Dubbin.......................  45    Vice President and Treasurer
Michael J. Smith........................  44    Vice President, General Counsel and Secretary
Tor Arneberg............................  70    Director
Bernard W. Aronson......................  52    Director
John D. Chandris........................  48    Director
Kaspar K. Kielland......................  69    Director
Laura Laviada...........................  48    Director
Peter Lorange...........................  55    Director
Eyal Ofer...............................  48    Director
Thomas J. Pritzker......................  48    Director
William K. Reilly.......................  59    Director
Edwin W. Stephan........................  67    Director
Arne Wilhelmsen.........................  69    Director

     Richard D. Fain has served as Chairman and Chief Executive Officer of the Company since April 1988. Mr. Fain has served as a Director of the Company since 1981. Mr. Fain is vice chairman of the International Council of Cruise Lines, an industry trade organization, and served as its chairman from 1992 to 1994. Mr. Fain is a director of Assuranceforeningen GARD, a mutual shipowners' insurance organization. Mr. Fain has been involved in the shipping industry for over 20 years. Mr. Fain has served as a director of SEMX Corporation, a manufacturer of electronics packaging materials, since November 1991.

     Jack L. Williams has served as President of the Company since January 1997. Formerly Vice President and General Sales Manager for American Airlines, Mr. Williams had been employed at American Airlines for 23 years in a variety of positions in finance, marketing and operations. In his most recent assignment, Mr. Williams was responsible for American's sales programs and promotions worldwide.

     Richard E. Sasso has served as President of Celebrity Cruises since January 1996. From the founding of Celebrity Cruise Lines in 1990 through January 1996, Mr. Sasso served as its Senior Vice President Sales and Marketing. Mr. Sasso has been involved in the cruise industry for over 25 years.

     Richard J. Glasier has served as Executive Vice President and Chief Financial Officer since June 1996 and as Senior Vice President and Chief Financial Officer since 1985. Mr. Glasier has held various senior financial positions in the hospitality and cruise industry for over 20 years.

     Kenneth D. Dubbin has served as Vice President and Treasurer since 1988. Mr. Dubbin has held various financial positions with the Company since 1986.

     Michael J. Smith has served as Vice President, General Counsel and Secretary since February 1995 and Secretary and General Counsel since 1990.

     Tor Arneberg has served as a Director since November 1988. Mr. Arneberg is a senior advisor and has served as an Executive Vice President of Nightingale & Associates, a management consulting company, since 1982. From 1975 until 1982, Mr. Arneberg co-founded and operated AgTek International, a company involved in the commercial fishing industry. Prior thereto, Mr. Arneberg was director of marketing for Xerox Corporation. He is an executive trustee and vice president of the American Scandinavian Foundation and received a silver medal in the 1952 Summer Olympics in Helsinki, Finland as a member of the Norwegian Olympic Yachting Team.

     Bernard W. Aronson has served as a Director since July 1993. Mr. Aronson is currently Chairman of ACON Investments, LLC and Newbridge Andean Partners, L.P. Prior to that he served as international advisor to Goldman, Sachs & Co. From June 1989 to July 1993, Mr. Aronson served as Assistant Secretary of State for Inter-American Affairs. Prior thereto, Mr. Aronson served in various positions in the private and government sectors. Mr. Aronson is a member of the Council on Foreign Relations. Since January, 1998, Mr. Aronson has served as a Director of Liz Claiborne, Inc.

     John D. Chandris has served as a Director since July 1997. Mr. Chandris is Chairman of Chandris (UK) Limited, a shipbrokering office based in London, England. Until September 1997, Mr. Chandris also served as Chairman of Celebrity Cruise Lines Inc. Mr. Chandris is a director of Leathbond Limited, a U.K. real estate company, and serves on the Board of the classification society, Lloyd's Register.

     Kaspar K. Kielland has served as a Director since July 1993. Until May 1996, Mr. Kielland served as Chairman of Kvaerner A/S, a company of diversified shipping, shipbuilding and energy businesses. From 1980 through 1988, Mr. Kielland served as President and Chief Executive Officer of Elkem A/S, a company engaged in aluminum and ferro-alloys. Since 1991, Mr. Kielland has served as a Director of Anders Wilhelmsen & Co. A/S. In 1985, Mr. Kielland was awarded the Knight 1st Class of the Royal Norwegian Order of St. Olav.

     Laura Laviada has served as a Director since July 1997. Ms. Laviada is the President and Chief Executive Officer of Editorial Televisa, the largest Spanish language magazine publishing company based in Mexico and a Grupo Televisa subsidiary. A former magazine editor, Ms. Laviada began her career in 1979 when she founded Tu magazine. In 1988, she created Eres and two years later created Somos. In 1995, when Editorial Eres merged with Editorial Televisa, Ms. Laviada was named President and Chief Executive Officer of the company.

     Peter Lorange has served as a Director since July 1993. Since 1993, Dr. Lorange has served as the President of IMD, International Institute for Business Development, an institute for studies in corporate management. Dr. Lorange received a Doctorate in Business Administration in 1972 from Harvard University and has written numerous publications on the subject of corporate management. From 1979 until 1990, Dr. Lorange held various teaching positions at the Wharton School, University of Pennsylvania. From 1990 until 1993, he was President of the Norwegian School of Management and served as Chairman of the Board of Citibank Norway A/S. Dr. Lorange is also a director of Citibank International PLC and ISS A/S.

     Eyal Ofer has served as a Director of the Company since May 1995. Mr. Ofer has served as the Chief Executive Officer of Carlyle Properties, Limited, a real estate management company, since May 1991.

     Thomas J. Pritzker has served as a Director since February 1999. Mr. Pritzker is President of The Pritzker Organization and a partner in the law firm of Pritzker & Pritzker. He is Chairman of Hyatt Hotels and Resorts, Chairman of Hyatt International and President of Hyatt Corporation. Mr. Pritzker is also a founder and Chairman of First Health Corporation, a publicly traded company engaged in the managed care industry, and a founder and a Director of Triton Container Holding, Ltd., a major lessor of dry van containers. Mr. Pritzker is a member of the Board of Trustees of the University of Chicago and the Art Institute of Chicago where he is Chairman of the Committee on Asian Art.

     William K. Reilly has served as a Director since January 1998. Mr. Reilly is the chief executive officer of Aqua International Partners, an investment group which finances water purification in developing countries. From 1989 to 1993, Mr. Reilly served as the Administrator of the U.S. Environmental Protection Agency. He has also previously served as the Payne Visiting Professor at Stanford University's Institute of International Studies, president of World Wildlife Fund and of The Conservation Foundation, executive director of the Rockefeller Task Force on Land Use and Urban Growth and Chairman of the Natural Resources Council of America. He serves on the Board of Trustees of the National Geographic Society, World Wildlife Fund, the Packard Foundation, Yale University Corporation, the American Farmland Trust and the Education and Training Institute of North America. He also serves as a director of Dupont, Conoco and Evergreen Holdings.

     Edwin W. Stephan has served as a Director since January 1996. From the inception of Royal Caribbean Cruise Lines in 1968 through 1995, Mr. Stephan served as President or General Manager of the Company. Mr. Stephan has been involved in the cruise industry for over 30 years.

     Arne Wilhelmsen has served as a Director since 1968. Mr. Wilhelmsen, one of the founders of Royal Caribbean Cruise Line, is a principal and Chairman of the Board of Anders Wilhelmsen & Co. A/S and other holding companies in the Anders Wilhelmsen & Co. Group. Mr. Wilhelmsen has been involved in the shipping industry for over 40 years.

     The Compensation Committee consists of not less than two directors who are not salaried officers of the Company. The purpose of the Compensation Committee is to review the Company's compensation of its executives and to make determinations relative thereto. The current members of the Compensation Committee are Mr. Arneberg and Mr. Aronson.

     The Audit Committee consists of two independent directors. The purpose of the Audit Committee is to provide general oversight of audit, legal compliance and potential conflict of interest matters. The current members of the Audit Committee are Mr. Arneberg and Mr. Aronson.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

CASH COMPENSATION

     The Company paid its directors and officers (31 persons) aggregate cash compensation of $8.6 million for fiscal 1998.

EXECUTIVE COMPENSATION PURSUANT TO PLANS

  Executive Bonus Plan

     The Company's Executive Bonus Plan (the "Bonus Plan") provides a means of rewarding key executives who contribute to its profitable growth. Annual bonuses under the Bonus Plan are paid to eligible executives based upon (i) the extent to which the Company's financial performance during the year meets certain established objectives and (ii) the extent to which the executive attains established individual and corporate performance objectives. The Bonus Plan is administered by the Compensation Committee of the Board of Directors.

  Retirement Plan and Other Executive Compensation Plans

     All eligible shoreside officers and employees are participants in the Company's Retirement Plan. Contributions of between 8% and 12% of the participant's compensation (as defined in the plan), depending on the length of such participant's employment, are made on an annual basis to the participant's account. Benefits under the Retirement Plan are payable on the later of the date the participant attains the age of 65 or the date the participant actually retires, but in no event later than the April 1st following the calendar year in which the participant attains the age of 70 1/2. Benefits are payable as follows: (i) in a single lump sum, payable upon termination of employment; (ii) as a life annuity, payable monthly upon retirement during the lifetime of the employee; (iii) in installments payable upon retirement for a period not to exceed 120 months; or (iv) a joint and 50% surviving spouse annuity, payable monthly upon retirement during the lifetime of the employee and spouse.

     The Company also has a Supplemental Executive Retirement Plan ("SERP"). Under SERP, the Company accrues, but does not fund, an annual amount for the account of each Company Executive equal to the reduction in the Company contribution under the Retirement Plan pursuant to Section 401(a)(17) of the Code. Other terms and benefits of SERP are the same as those of the Retirement Plan.

     In connection with his employment, Richard D. Fain is entitled to receive upon his cessation of employment by the Company for any reason the assets of a grantor trust established by the Company for the benefit of Mr. Fain. The Company makes quarterly contributions of common stock to the grantor trust and will continue to do so until the earlier of the cessation of Mr. Fain's employment or June 2014.

     The aggregate amount set aside or accrued by the Company during 1998 to provide pension, retirement or other executive compensation benefits for the 31 directors and officers as a group was $1.0 million.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     The Company's 1990 Employee Stock Option Plan (the "Employee Stock Option Plan") provides for the issuance of options to directors, officers and other key employees of the Company or its subsidiaries to purchase up to 6,703,000 shares of the Company's common stock. As of March 12, 1999 there were outstanding under the Employee Stock Option Plan options to purchase an aggregate of 4,446,688 shares of common stock. The outstanding options are exercisable at prices ranging from $6.28 to $35.09 per share and expire on various dates between January 1, 2000 and February 5, 2009.

     The Company's 1990 Shareholder Stock Option Plan (the "Shareholder Stock Option Plan"), which provided for the issuance of options to the then shareholders of the Company, was terminated in May 1993 in conjunction with the Company's initial public offering and no further options will be granted thereunder. As of March 12, 1999 there are outstanding options to purchase up to 63,800 shares of the Company's common stock. The outstanding options are exercisable at a price of $6.28 per share and expire on December 31, 1999.

     In connection with the Company's initial public offering in April 1993, the Company issued 379,714 stock options at an exercise price of $9.00 per share to an Officer of the Company. The options, which vested immediately, will generally expire upon termination of the Officer's employment by the Company.

     The 1994 Employee Stock Purchase Plan (the "Stock Purchase Plan") provides for the grant of rights to eligible employees to purchase a maximum of 800,000 shares of common stock. The Stock Purchase Plan is generally available to all employees of the Company who have been employed for at least one year and who customarily work at least five months per calendar year. Offerings to employees under the Stock Purchase Plan are made on a quarterly basis. Subject to certain limitations, the purchase price for each share of common stock under the Stock Purchase Plan is equal to 90% of the average of the market prices of the common stock as reported on the NYSE on the first business day of the purchase period and the last business day of each month of the purchase period.

     The Company's 1995 Incentive Stock Option Plan (the "ISO Plan") provides for the issuance of options to purchase up to 2,700,000 shares of the Company's common stock to officers and other key employees of the Company. As of March 12, 1999, there were outstanding under the ISO Plan, options to purchase an aggregate of 2,362,191 shares of common stock. The outstanding options are exercisable at prices ranging from $11.19 to $35.09 per share and expire on various dates between February 3, 2005 and February 5, 2009.

     Effective January 1, 1998, the Company instituted a program to award stock to employees up to a maximum of 1,400,000 shares of common stock. Employees are awarded five shares of the Company's stock at the end of each year of employment over a 10-year period. Employees can elect to receive cash equal to the fair market value of the stock upon vesting. Compensation expense was $3.6 million in 1998 related to this program.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Not applicable.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

     In February 1999, the Board of Directors amended the By-Laws of the Company to increase the shareholder vote to call a special meeting from 20% to 50%. Effective as of the 1999 Annual Meeting, the Board also amended the By-Laws to require that any shareholder proposal or nomination for election to the Board of Directors must be submitted to the Secretary of the Company at least 120 days in advance of the first anniversary of the Company's last annual meeting.

     Subject to approval by the shareholders of the 1999 Annual Meeting of Shareholders, the Board of Directors also approved (i) amendments to the By-Laws and Articles of Incorporation to provide for a classified Board of Directors, and (ii) an amendment to the Articles of Incorporation that, subject to certain exceptions, would increase from a majority to 66 2/3% the number of outstanding shares needed to amend the Articles of Incorporation or to approve any shareholder proposed amendment to the By-Laws. This latter amendment would not apply to any amendment to the Articles of Incorporation (a) to change the registered agent or registered address of the Company; (b) to change the authorized number of shares of stock which the Company shall have authority to issue; and (c) which arises from the filing of a copy of a resolution establishing and designating the shares of any class or any series of any class.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     The Company's Consolidated Financial Statements have been prepared in accordance with Item 18 hereof.

ITEM 18.  FINANCIAL STATEMENTS

     The Company's financial statements are included beginning at page F-1 of this report and are hereby incorporated herein by this reference.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a) The list of financial statements is set forth in the accompanying Index to Consolidated Financial Statements and is hereby incorporated herein by this reference.

     (b) The exhibits listed on the accompanying Exhibit Index are filed and incorporated herein by reference as part of this report and such Exhibit Index is hereby incorporated herein by this reference.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ROYAL CARIBBEAN CRUISES LTD.
                                                  (Registrant)

                                          By:    /s/ RICHARD J. GLASIER
                                            ------------------------------------
                                                     Richard J. Glasier
                                                Executive Vice President and
                                                  Chief Financial Officer

Date: April 1, 1999

                               INDEX TO EXHIBITS

EXHIBIT                                DESCRIPTION
-------                                -----------
 1.1      --   Amendment No. 1 dated April 24, 1998 to Contract for Hull
               Number R-31 dated March 16, 1998 between the Company and
               Chantiers de l'Atlantique.**
 1.2      --   Amendment No. 1 dated April 24, 1998 to Contract for Hull
               Number S-31 dated March 16, 1998 between the Company and
               Chantiers de l'Atlantique.**
 1.3      --   Amendment No. 3 dated September 17, 1998 to Lease Agreement dated March 3, 1993 between the Company and G.I.E. Cruise
               Vision One.
 1.4      --   Amendment No. 4 dated September   , 1998 to Lease Agreement
               dated March 3, 1993 between the Company and G.I.E. Cruise
               Vision Two.
 1.5      --   Amendment Nos. 1 and 2 dated January 27, 1999 and February
               19, 1999, respectively, to Contract for Hull Number T-31
               dated March 16, 1998 between the Company and Chantiers de
               l'Atlantique.**
 1.6      --   Amendment Nos. 1 and 2 dated January 27, 1999 and February
               19, 1999, respectively, to Contract for Hull Number U-31
               dated March 16, 1998 between the Company and Chantiers de
               l'Atlantique.**
 1.7      --   Amendment No. 1 and Addendum Nos. 1 and 2 dated January 15,
               1999, February 18, 1999 and March 11, 1999, respectively, to contract for Hull Number 1344 dated January 7, 1997 between the Company and Kvaerner Masa-Yards.
 1.8      --   Second Supplemental Agreement dated September 1, 1998 to
               Loan Facility Agreement dated November 29, 1993 between
               Esker Marine Shipping Inc. and Kreditanstalt fur
               Wiederaufbau ("KfW").
 1.9      --   Second Supplemental Agreement dated September 1, 1998 to
               Loan Facility Agreement dated November 29, 1993 between Blue
               Sapphire Marine Inc. and KfW.
 1.10     --   Sixth Supplemental Agreement dated September 1, 1998 to Loan
               Facility Agreement dated June 21, 1990 between Zenith
               Shipping Corporation and KfW.
 1.11     --   Sixth Supplemental Agreement dated September 1, 1998 to Loan
               Facility Agreement dated March 6, 1989 between Fantasia
               Cruising Inc. and KfW.
 2.1      --   Restated Articles of Incorporation of the Company, as
               amended (incorporated by reference to Exhibit 3.1 to the
               Company's Registration Statement on Form F-1, File No.
               33-59304, filed with the Securities and Exchange Commission
               (the "Commission") and to Exhibit 2.2 to the Company's 1996
               Annual Report on Form 20-F filed with the Commission).
 2.2      --   Certificate of the Powers, Designations, Preferences and
               Rights of the Convertible Preferred Stock (incorporated by reference to Exhibit 2.2 to the Company's 1996 Annual Report on Form 20-F filed with the Commission).
 2.3      --   Restated By Laws of the Company.
 2.4      --   Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.4 to the Company's 1994 Annual
               Report on Form 20-F filed with the Commission).
 2.5      --   First Supplemental Indenture dated as of July 28, 1994 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.5 to the Company's 1994 Annual
               Report on Form 20-F filed with the Commission).
 2.6      --   Second Supplemental Indenture dated as of March 29, 1995 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.5 to the Company's 1995 Annual
               Report on Form 20-F filed with the Commission).
 2.7      --   Third Supplemental Indenture dated as of September 18, 1995 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to
               NationsBank of Georgia, National Association, as Trustee
               (incorporated by reference to Exhibit 2.6 to the Company's
               1995 Annual Report on Form 20-F filed with the Commission).
 2.8      --   Fourth Supplemental Indenture dated as of August 12, 1996 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Document No. 2 in the Company's Form 6-K
               filed with the Commission on February 10, 1997).

EXHIBIT                                DESCRIPTION
-------                                -----------
 2.9      --   Fifth Supplemental Indenture dated as of October 14, 1997 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.10 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).
 2.10     --   Sixth Supplemental Indenture dated as of October 14, 1997 to
               Indenture dated as of July 15, 1994 between the Company, as issuer and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.11 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).
 2.11     --   Seventh Supplemental Indenture dated as of March 16, 1998 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.12 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).
 2.12     --   Eighth Supplemental Indenture dated as of March 16, 1998 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.13 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).
 2.13     --   Amended and Restated Credit Agreement dated as of June 28,
               1996 among the Company and various financial institutions
               and The Bank of Nova Scotia as Administrative Agent and
               Amendment No. 1 thereto (incorporated by reference to
               Document No. 3 in the Company's Form 6-K filed with the
               Commission on February 10, 1997 and Exhibit 1.1 to the
               Company's 1997 Annual Report on Form 20-F filed with the
               Commission).
 2.14     --   New Credit Agreement dated December 12, 1997 between
               Seabrook Maritime Inc. and Kreditanstalt fur Wiederaufbau
               ("KfW") (incorporated by reference to Exhibit 2.13 to the
               Company's 1997 Annual Report on Form 20-F filed with the
               Commission).
 2.15     --   Loan Facility Agreement dated November 29, 1993 between
               Esker Marine Shipping Inc. and KfW, together with
               supplemental agreement thereto (incorporated by reference to
               Exhibit 2.16 to the Company's 1997 Annual Report on Form
               20-F filed with the Commission).
 2.16     --   Loan Facility Agreement dated November 29, 1993 between Blue
               Sapphire Marine Inc. and KfW, together with supplemental
               agreement thereto (incorporated by reference to Exhibit 2.17 to the Company's 1997 Annual Report on Form 20-F filed with the Commission).
 2.17     --   Loan Facility Agreement dated June 21, 1990 between Zenith
               Shipping Corporation and KfW, together with supplemental
               agreements thereto (incorporated by reference to Exhibit
               2.18 to the Company's 1997 Annual Report on Form 20-F filed with the Commission).
 2.18     --   Loan Facility Agreement dated March 6, 1989 between Fantasia
               Cruising Inc. and KfW, together with supplemental agreements thereto (incorporated by reference to Exhibit 2.19 to the
               Company's 1997 Annual Report on Form 20-F filed with the
               Commission).
 2.19     --   Amended and Restated Registration Rights Agreement dated as of July 30, 1997 among the Company, A. Wilhelmsen AS, Cruise
               Associates, Monument Capital Corporation, Archinav Holdings,
               Ltd. and Overseas Cruiseship, Inc (incorporated by reference to Exhibit 2.20 to the Company's 1997 Annual Report on Form
               20-F filed with the Commission).
 2.20     --   Lease Agreement dated March 3, 1993 between the Company and
               G.I.E. Cruise Vision One and Amendment Nos. 1 and 2 thereto
               (incorporated by reference to Exhibit 2.9 to the Company's
               1994 Annual Report on Form 20-F filed with the Commission
               and Exhibit 1.4 to the Company's 1995 Annual Report on Form
               20-F filed with the Commission).
 2.21     --   Lease Agreement dated March 3, 1993 between the Company and
               G.I.E. Cruise Vision Two and Amendment Nos. 1, 2 and 3
               thereto (incorporated by reference to Exhibit 2.11 to the
               Company's 1995 Annual Report on Form 20-F filed with the
               Commission).
 2.22     --   Contract dated October 21, 1994 between the Company and
               Chantiers de l'Atlantique and Amendment No. 1 and Addendum
               No. 1 thereto (incorporated by reference to Exhibits 2.15
               and 1.1 to the Company's 1995 Annual Report on Form 20-F
               filed with the Commission and Exhibit 1.2 to the Company's
               1997 Annual Report on Form 20-F filed with the
               Commission).**
 2.23     --   Contract dated January 7, 1997 between the Company and
               Kvaerner Masa-Yards Inc. (incorporated by reference to
               Document No. 4 in the Company's Form 6-K filed with the
               Commission on February 10, 1997).*

EXHIBIT                                DESCRIPTION
-------                                -----------
 2.24     --   Contract dated March 20, 1997 between the Company and
               Kvaerner Masa-Yards Inc. (incorporated by reference to
               Exhibit 2.22 to the Company's 1996 Annual Report on Form
               20-F filed with the Commission).*
 2.25     --   Contract dated March 5, 1998 between the Company and
               Kvaerner Masa-Yards Inc. (incorporated by reference to
               Exhibit 2.30 to the Company's 1997 Annual Report on Form
               20-F filed with the Commission).*
 2.26     --   Contract for Hull Number R-31 dated March 16, 1998 between the Company and Chantiers de l'Atlantique (incorporated by reference to Exhibit 2.31 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).*
 2.27     --   Contract for Hull Number S-31 dated March 16, 1998 between the Company and Chantiers de l'Atlantique (incorporated by reference to Exhibit 2.32 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).*
 2.28     --   Contract for Hull Number T-31 dated March 16, 1998 between the Company and Chantiers de l'Atlantique (incorporated by reference to Exhibit 2.33 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).*
 2.29     --   Contract for Hull Number U-31 dated March 16, 1998 between the Company and Chantiers de l'Atlantique (incorporated by reference to Exhibit 2.34 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).*
 2.30     --   Contract for Hull No. S-655 dated as of April 9, 1998
               between the Company and Jos. L. Meyer GMBH & Co. and
               Addendum Nos. 1 and 2 thereto.**
 2.31     --   Contract for Hull No. S-656 dated as of April 9, 1998
               between the Company and Jos. L. Meyer GMBH & Co. and
               Addendum Nos. 1 and 2 thereto.**
 2.32     --   Office Building Lease Agreement dated July 25, 1989 between
               Dade County and the Company, as amended (incorporated by
               reference to Exhibits 10.116 and 10.117 to the Company's
               Registration Statement on Form F-1, File No. 33-46157, filed with the Commission).
 2.33     --   Office Building Lease Agreement dated January 18, 1994
               between Dade County and the Company (incorporated by
               reference to Exhibit 2.13 to the Company's 1993 Annual
               Report on Form 20-F filed with the Commission).
23        --   Consent of PricewaterhouseCoopers LLP, independent certified public accountants.

---------------

 * Portions of this document have been omitted pursuant to an order by the Commission granting confidential treatment. Confidential portions of this document have been separately filed with the Commission.

** Portions of this document have been omitted pursuant to an application filed with the Commission for an order for confidential treatment. Confidential portions of this document have been separately filed with the Commission.

                          ROYAL CARIBBEAN CRUISES LTD.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Consolidated Financial Statements:
Report of Independent Certified Public Accountants..........  F-2
Consolidated Statements of Operations for the Fiscal Years
  ended December 31, 1998, 1997 and 1996....................  F-3
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................  F-4
Consolidated Statements of Cash Flows for the Fiscal Years
  ended December 31, 1998, 1997 and 1996....................  F-5
Notes to the Consolidated Financial Statements..............  F-6

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Directors
of Royal Caribbean Cruises Ltd.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Royal Caribbean Cruises Ltd. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Miami, Florida
February 5, 1999, except for the second paragraph of Note 13, which is as of February 24, 1999

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   YEAR ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                1998         1997         1996
                                                             ----------   ----------   ----------
Revenues...................................................  $2,636,291   $1,939,007   $1,357,325
                                                             ----------   ----------   ----------
Expenses
  Operating................................................   1,593,728    1,219,268      854,478
  Marketing, selling and administrative....................     359,214      272,368      194,629
  Depreciation and amortization............................     194,614      143,816       91,185
                                                             ----------   ----------   ----------
                                                              2,147,556    1,635,452    1,140,292
                                                             ----------   ----------   ----------
Operating Income...........................................     488,735      303,555      217,033
                                                             ----------   ----------   ----------
Other Income (Expense)
  Interest income..........................................      15,912        4,666        2,278
  Interest expense, net of capitalized interest............    (167,869)    (128,531)     (76,540)
  Other income (expense)...................................      (6,008)       2,995        8,095
                                                             ----------   ----------   ----------
                                                               (157,965)    (120,870)     (66,167)
                                                             ----------   ----------   ----------
Income Before Extraordinary Item...........................     330,700      182,685      150,866
Extraordinary Item.........................................          --       (7,558)          --
                                                             ----------   ----------   ----------
Net Income.................................................  $  330,700   $  175,127   $  150,866
                                                             ==========   ==========   ==========
Basic Earnings Per Share
  Income before extraordinary item.........................  $     1.90   $     1.22   $     1.19
  Extraordinary item.......................................          --        (0.05)          --
                                                             ----------   ----------   ----------
  Net income...............................................  $     1.90   $     1.17   $     1.19
                                                             ==========   ==========   ==========
Diluted Earnings Per Share
  Income before extraordinary item.........................  $     1.83   $     1.20   $     1.17
  Extraordinary item.......................................          --        (0.05)          --
                                                             ----------   ----------   ----------
  Net, income..............................................  $     1.83   $     1.15   $     1.17
                                                             ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                 1998         1997
                                                              ----------   ----------
                                       ASSETS
Current Assets
  Cash and cash equivalents.................................  $  172,921   $  110,793
  Trade and other receivables, net..........................      36,532       22,628
  Inventories...............................................      31,834       37,274
  Prepaid expenses..........................................      45,044       40,450
                                                              ----------   ----------
          Total current assets..............................     286,331      211,145
Property and Equipment -- at cost less accumulated
  depreciation and amortization.............................   5,073,008    4,785,291
Goodwill -- less accumulated amortization of $107,365 and
  $96,952, respectively.....................................     309,801      320,214
Other Assets................................................      16,936       23,098
                                                              ----------   ----------
                                                              $5,686,076   $5,339,748
                                                              ==========   ==========
                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current portion of long-term debt.........................  $  127,919   $  141,013
  Accounts payable..........................................     115,833      108,474
  Accrued liabilities.......................................     243,477      210,454
  Customer deposits.........................................     402,926      429,403
                                                              ----------   ----------
          Total current liabilities.........................     890,155      889,344
Long-Term Debt..............................................   2,341,163    2,431,683
Commitments and Contingencies (Note 13)
Shareholders' Equity
  Preferred stock ($.01 par value; 20,000,000 shares
     authorized; cumulative convertible preferred shares
     issued and outstanding, 3,450,000 shares stated at
     liquidation value).....................................     172,500      172,500
  Common stock ($.01 par value; 500,000,000 shares
     authorized 168,945,222 and 162,128,974 shares
     issued)................................................       1,690        1,621
  Paid-in capital...........................................   1,361,796    1,188,304
  Retained earnings.........................................     923,691      660,655
  Treasury stock (354,492 and 314,148 common shares at
     cost)..................................................      (4,919)      (4,359)
                                                              ----------   ----------
          Total shareholders' equity........................   2,454,758    2,018,721
                                                              ----------   ----------
                                                              $5,686,076   $5,339,748
                                                              ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                1998        1997         1996
                                                              --------   -----------   --------
OPERATING ACTIVITIES:
Net income..................................................  $330,770   $   175,127   $150,866
Adjustments:
  Depreciation and amortization.............................   194,614       143,816     91,185
  Gain on sale of assets....................................   (31,031)       (4,000)   (10,306)
  Write-down of vessel to fair value........................    32,035            --         --
  Extraordinary item........................................        --         2,387         --
Changes in operating assets and liabilities:
  (Increase) decrease in trade and other receivables, net...   (13,904)          145     (3,364)
  Decrease (increase) in inventories........................     5,440        (1,885)    (5,835)
  (Increase) in prepaid expenses............................    (3,600)       (6,206)    (7,065)
  Increase (decrease) in accounts payable...................     7,359         2,010     (2,437)
  Increase in accrued liabilities...........................    27,722        31,299     22,451
  (Decrease) increase in customer deposits..................   (26,477)       89,896     61,408
  Other, net................................................     3,930         1,532      2,611
                                                              --------   -----------   --------
          Net cash provided by operating activities.........   526,858       434,121    299,514
                                                              --------   -----------   --------
INVESTING ACTIVITIES:
Purchase of property and equipment..........................  (556,953)   (1,106,214)  (722,389)
Proceeds from sale of assets................................    94,500        99,966     40,000
Acquisition of Celebrity Cruise Lines Inc., net of cash,
  cash equivalents and short-term investments acquired......        --      (152,423)        --
Other, net..................................................       247       (11,802)    (6,039)
                                                              --------   -----------   --------
          Net cash used in investing activities.............  (462,206)   (1,170,473)  (688,428)
                                                              --------   -----------   --------
FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt....................   296,141       695,189    452,668
Repayment of long-term debt.................................  (395,144)     (367,353)   (22,025)
Dividends...................................................   (67,734)      (49,984)   (34,384)
Proceeds from issuance of common stock......................   165,532       364,631         --
Proceeds from issuance of preferred stock...................        --       167,030         --
Other, net..................................................    (1,319)       (2,787)     1,818
                                                              --------   -----------   --------
          Net cash (used in) provided by financing
            activities......................................    (2,524)      806,726    398,077
                                                              --------   -----------   --------
Net increase in cash and cash equivalents...................    62,128        70,374      9,163
Cash and cash equivalents, beginning of year................   110,793        40,419     31,256
                                                              --------   -----------   --------
Cash and cash equivalents, end of year......................  $172,921   $   110,793   $ 40,419
                                                              ========   ===========   ========
SUPPLEMENTAL DISCLOSURE
Interest paid, net of amount capitalized....................  $170,278   $   127,457   $ 65,110
                                                              ========   ===========   ========
Capital stock issued for acquisition........................  $     --   $   270,000   $     --
                                                              ========   ===========   ========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  GENERAL

  Description of Business

     Royal Caribbean Cruises Ltd., a Liberian corporation, and its subsidiaries (the "Company"), is a global cruise company. In July 1997, the Company acquired 100% of the outstanding stock of Celebrity Cruise Lines Inc. ("Celebrity") (See
Note 4 -- Acquisition). The Company operates two cruise brands, Royal Caribbean International, which operates operates 12 cruise ships (one of which has been sold and will operate under a charter agreement until March 1999), and Celebrity Cruises, which operates five cruise ships. The Company's ships call on destinations in Alaska, the Bahamas, Bermuda, the Caribbean, Canada, Europe, Hawaii, Mexico, New England, the Panama Canal and Scandinavia.

  Basis for Preparation of Consolidated Financial Statements

     The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and are presented in U.S. dollars. Management estimates are required for the preparation of financial statements in accordance with generally accepted accounting principles. Actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cruise Revenues and Expenses

     Deposits received on sales of passenger cruises are recorded as customer deposits and are recognized, together with revenues from shipboard activities and all associated direct costs of a voyage, upon completion of voyages with durations of 10 days or less and on a pro rata basis for voyages in excess of 10 days. Certain revenues and expenses for pro rata voyages are estimated.

  Cash and Cash Equivalents

     Cash and cash equivalents include cash and marketable securities with original maturities of less than 90 days.

  Inventories

     Inventories consist of provisions, supplies, fuel and gift shop merchandise carried at the lower of cost (weighted-average) or market.

  Property and Equipment

     Property and equipment are stated at cost. Significant vessel refurbishing costs are capitalized as additions to the vessel, while costs of repairs and maintenance are charged to expense as incurred. The Company capitalizes interest as part of the cost of construction. The Company reviews long-lived assets, identifiable intangibles and goodwill and reserves for impairment whenever events or changes in circumstances indicate, based on estimated future cash flows, the carrying amount of the assets will not be fully recoverable.

     Depreciation of property and equipment, which includes amortization of vessels under capital lease, is computed using the straight-line method over useful lives of primarily 30 years for vessels and three to 10 years for other property and equipment. (See Note 5 -- Property and Equipment.)

  Goodwill

     Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized over 40 years using the straight-line method.

                          ROYAL CARIBBEAN CRUISES LTD.

  Advertising Costs

     Advertising costs are expensed as incurred except those costs which result in tangible assets, such as brochures, are treated as prepaid supplies and charged to operations as consumed. Advertising expense consists of media advertising as well as brochure, production and direct mail costs. Media advertising was $76.7, $62.5 and $46.6 million, and brochure, production and direct mail costs were $63.2, $33.7 and $29.2 million for the years 1998, 1997 and 1996, respectively.

  Drydocking

     Drydocking costs are accrued evenly over the period to the next scheduled drydocking and are included in accrued liabilities.

  Financial Instruments

     The Company enters into various forward, option and swap contracts to limit its exposure to fluctuations in foreign currency exchange rates and oil prices, to modify its exposure to interest rate movements and to manage its interest costs. The differential in interest rates and oil prices to be paid or received under these agreements is recognized in income over the life of the contracts as part of interest expense and fuel expense, respectively. Foreign exchange forward and/or option contracts are revalued as of the balance sheet date based on forward and/or option contracts with comparable characteristics, and resulting gains and losses are recognized in income currently.

  Foreign Currency Transactions

     The majority of the Company's transactions are settled in U.S. dollars. Gains or losses resulting from transactions denominated in other currencies and remeasurements of other currencies are recognized in income currently.

  Earnings Per Share

     Basic earnings per share is computed by dividing net income, after deducting preferred stock dividends accumulated during the period, by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period.

  Stock Based Compensation

     The Company accounts for stock-based compensation using the intrinsic value method and discloses certain fair market value information with respect to its stock option activity in the notes to the financial statements.

  Segment Reporting

     The Company adopted Statement of Financial Accounting Standards No.
131 -- Disclosures About Segments of an Enterprise and Related Information for the year ended December 31, 1998. Although the Company operates two brands, Royal Caribbean International and Celebrity Cruises, the brands have been aggregated as a single operating segment based on the similarity of their economic characteristics as well as product and services provided.

                          ROYAL CARIBBEAN CRUISES LTD.

     Information about geographic areas is shown in the table below. Revenues are attributed to geographic areas based on the source of the customer.

                                                              1998   1997   1996
                                                              ----   ----   ----
Revenues:
United States...............................................  84%    85%    85%
All Other Countries.........................................  16%    15%    15%

NOTE 3.  STOCK SPLIT

     On June 23, 1998, the Company authorized a two-for-one split of its common stock effected in the form of a stock dividend. The additional shares were distributed on July 31, 1998 to shareholders of record on July 10, 1998. All share and per share information has been retroactively restated to reflect this stock split.

NOTE 4.  ACQUISITION

     In July 1997, the Company acquired all of the outstanding stock of Celebrity, a provider of cruises to the North American market. The purchase price was $515.0 million, payable in cash of $245.0 million and 14,896,552 shares of the Company's common stock. This acquisition has been accounted for under the purchase method, and the results of the operations of Celebrity have been included in the consolidated financial statements since July 1, 1997. The total cost of the acquisition was allocated to the tangible assets acquired and liabilities assumed based on their respective fair values.

     The following unaudited pro forma information presents a summary of consolidated results of operations of the Company, including Celebrity, as if the acquisition had occurred January 1, 1996 (in thousands, except per share amounts).

                                                                 1997         1996
                                                              ----------   ----------
Revenue.....................................................  $2,196,571   $1,769,216
Income before extraordinary item............................  $  174,406   $  136,498
Net income..................................................  $  166,848   $  136,498
Earnings per share
  Income before extraordinary item
     Basic..................................................  $     1.10   $     0.96
     Diluted................................................  $     1.10   $     0.95
  Net income
     Basic..................................................  $     1.05   $     0.96
     Diluted................................................  $     1.05   $     0.95

     The unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets and increased interest expense on acquisition debt. They do not purport to be indicative of the results which would actually have been achieved if this acquisition had been effected on the date indicated or of those results which may be obtained in the future.

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 5.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                 1998         1997
                                                              ----------   ----------
Land........................................................  $    5,320   $    5,320
Vessels.....................................................   4,457,070    4,201,443
Vessels under capital lease.................................     763,350      760,941
Vessels under construction..................................     285,243      160,771
Other.......................................................     170,290      139,281
                                                              ----------   ----------
                                                               5,681,273    5,267,756
Less -- accumulated depreciation and amortization...........    (608,265)    (482,465)
                                                              ----------   ----------
                                                              $5,073,008   $4,785,291
                                                              ==========   ==========

     Vessels under construction includes progress payments for the construction of new vessels as well as planning, design, interest, commitment fees and other associated costs. The Company capitalized interest costs of $15.0, $15.8 and $15.9 million for the years 1998, 1997 and 1996, respectively. Accumulated amortization related to vessels under capital lease was $67.9 and $45.8 million at December 31, 1998 and 1997, respectively.

     In May 1998, the Company sold Song of America for $94.5 million and recognized a gain on the sale of $31.0 million which is included in Other income (expense). In the second quarter of 1998 the Company incurred a $32.0 million charge related to the write-down to fair market value of Viking Serenade. Based on the Company's strategic objective to maintain a modernized fleet, the unique circumstances of this vessel and indications of the current value of Viking Serenade, the Company recorded a write-down of the carrying value to its current estimated fair market value which is included in Other income (expense). The Company continues to operate and depreciate the vessel which is classified as part of Property and Equipment on the balance sheet.

     In October 1997, the Company sold Sun Viking for $30.0 million and recognized a gain on the sale of $4.0 million. In September 1997, the Company sold Meridian. The sale price was $62.1 million and there was no gain or loss recognized in the transaction. In October 1996, the Company sold Song of Norway for $40.0 million and recognized a gain on the sale of $10.3 million. The Company has recorded the gains in Other income (expense).

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 6.  LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                                 1998         1997
                                                              ----------   ----------
$1 billion revolving credit facility, LIBOR plus 0.30%
  interest rate on balances outstanding, 0.15% facility fee,
  due 2003..................................................  $       --   $   60,000
Senior Notes and Senior Debentures bearing interest at rates ranging from 6.75% to 8.25%, due 2002 through 2008, 2018
  and 2027..................................................   1,390,006    1,090,443
Unsecured fixed rate loan bearing interest at 8.0%, due
  2006......................................................     185,277      211,075
Fixed rate loans bearing interest at rates ranging from 6.7%
  to 8.0%, due through 2005, secured by certain Celebrity
  vessels...................................................     403,560      595,147
Variable rate loans bearing interest at 6.5% through Nov.
  2001, LIBOR plus 0.45% through 2004, due through 2004,
  secured by certain Celebrity vessels......................      30,978      142,670
Capital lease obligations, implicit interest rates ranging
  from 7.0% to 7.2%, due through 2011.......................     459,261      473,361
                                                              ----------   ----------
                                                               2,469,082    2,572,696
Less -- current portion.....................................    (127,919)    (141,013)
                                                              ----------   ----------
Long-term portion...........................................  $2,341,163   $2,431,683
                                                              ==========   ==========

     Under the Company's $1.0 billion unsecured revolving credit facility (the "$1 Billion Revolving Credit Facility"), the contractual interest rate on balances outstanding varies with the Company's debt rating. In addition, the $1 Billion Revolving Credit Facility contains a competitive bid provision which may allow the Company to borrow funds at less than the contractual interest rate.

     In March 1998, the Company issued $150.0 million of 6.75% Senior Notes due 2008 and $150.0 million of 7.25% Senior Debentures due 2018. Net proceeds to the Company were approximately $296.1 million.

     In May 1997, the Company redeemed the remaining $104.5 million of 11 3/8% Senior Subordinated Notes and incurred an extraordinary charge of approximately $7.6 million, or $0.05 per share on the early extinguishment of debt.

     The Senior Notes and Senior Debentures are unsecured and are not redeemable prior to maturity.

     The Company entered into a $264.0 million capital lease to finance Splendour of the Seas and a $260.0 million capital lease to finance Legend of the Seas in 1996 and 1995, respectively. The capital leases each have semi-annual payments of $12.0 million over 15 years with final payments of $99.0 and $97.5 million, respectively.

     The Company's debt agreements contain covenants that require the Company, among other things, to maintain minimum liquidity amounts, net worth and fixed charge coverage ratios and limit debt to capital ratios. The Company is in compliance with all covenants as of December 31, 1998. Following is a schedule of principal repayments on long-term debt (in thousands):

YEAR
----
1999........................................................  $  127,919
2000........................................................     128,086
2001........................................................     109,982
2002........................................................     259,853
2003........................................................     110,948
Thereafter..................................................   1,732,294
                                                              ----------
                                                              $2,469,082
                                                              ==========

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 7.  SHAREHOLDERS' EQUITY

     The following represents an analysis of the changes in shareholders' equity for the years 1998, 1997 and 1996 (in thousands):

                                             PREFERRED   COMMON    PAID-IN     RETAINED   TREASURY
                                               STOCK     STOCK     CAPITAL     EARNINGS    STOCK       TOTAL
                                             ---------   ------   ----------   --------   --------   ----------
Balance, January 1, 1996...................  $     --    $1,270   $  548,339   $419,030   $(3,551)   $  965,088
Issuance under Employee Related Plans......        --        6         3,606         --      (248)        3,364
Common stock dividends.....................        --       --            --    (34,384)       --       (34,384)
Net Income.................................        --       --            --    150,866        --       150,866
                                             --------    ------   ----------   --------   -------    ----------
Balance, December 31, 1996.................        --    1,276       551,945    535,512    (3,799)    1,084,934
Issuance of Convertible Preferred Stock....   172,500       --        (5,470)        --        --       167,030
Acquisition of Celebrity...................        --      148       269,852         --        --       270,000
Issuance of Common Stock...................        --      187       364,444         --        --       364,631
Issuance under Employee Related Plans......        --       10         7,533         --      (560)        6,983
Preferred stock dividends..................        --       --            --     (9,201)       --        (9,201)
Common stock dividends.....................        --       --            --    (40,783)       --       (40,783)
Net Income.................................        --       --            --    175,127        --       175,127
                                             --------    ------   ----------   --------   -------    ----------
Balance, December 31, 1997.................   172,500    1,621     1,188,304    660,655    (4,359)    2,018,721
Issuance of Common Stock...................        --       61       165,471         --        --       165,532
Issuance under Employee Related Plans......        --        8         8,021         --      (560)        7,469
Preferred stock dividends..................        --       --            --    (12,506)       --       (12,506)
Common stock dividends.....................        --       --            --    (55,228)       --       (55,228)
Net Income.................................        --       --            --    330,770        --       330,770
                                             --------    ------   ----------   --------   -------    ----------
Balance, December 31, 1998.................  $172,500    $1,690   $1,361,796   $923,691   $(4,919)   $2,454,758
                                             ========    ======   ==========   ========   =======    ==========

     In March 1998, the Company completed a public offering of 13,800,000 shares of common stock at a price of $28.25 per share. Of the total shares sold, 7,699,310 shares were sold by selling shareholders and the balance of 6,100,690 shares were sold by the Company. After deduction of the underwriting discount and other estimated expenses of the offering, net proceeds to the Company were approximately $165.5 million.

     In February 1997, the Company issued 3,450,000 shares of $3.625 Series A Convertible Preferred Stock (the "Convertible Preferred Stock"). The Convertible Preferred Stock has a liquidation preference of $50 per share and is convertible by the holder at any time into shares of common stock at a conversion price of $16.20 per share of common stock (equivalent to a conversion rate of 3.0864 shares of common stock for each share of Convertible Preferred Stock). The shares of Convertible Preferred Stock are redeemable, at the option of the Company, subsequent to February 16, 2000 at pre-established redemption prices.

     The Company's Employee Stock Purchase Plan facilitates the purchase by employees of up to 800,000 shares of common stock commencing January 1, 1994. The purchase price is derived from a formula based on 90% of the fair market value of the common stock during the quarterly purchase period, subject to certain restrictions. Shares of common stock of 35,546, 33,276 and 49,560 were issued under the Employee Stock Purchase Plan at an average price of $28.33, $16.48 and $11.50 during 1998, 1997 and 1996, respectively.

                          ROYAL CARIBBEAN CRUISES LTD.

     Under an executive compensation program approved in 1994, the Company will award to a trust 10,086 shares of common stock per quarter, up to a maximum of 806,880 shares. The Company issued 40,344 shares under the program during 1998, 1997 and 1996.

     The Company has an Employee Stock Option Plan and an Incentive Stock Option Plan which provide for awards to officers, directors and key employees of the Company up to an aggregate 6,703,000 shares and 2,700,000 shares of common stock, respectively. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than 10 years after the date of grant. Options under the Employee Stock Option Plan generally become exercisable as to 40% of the amount granted two years after the grant date and 20% of the amount granted at the end of each of the three succeeding years. Options under the Incentive Stock Option Plan generally become exercisable as to 25% of the amount granted two years after the grant date and 25% of the amount granted at the end of each of the three succeeding years.

     Stock option activity and information about stock options are summarized in the following tables.

                                                              NUMBER OF    AVERAGE
STOCK OPTION ACTIVITY                                          OPTIONS      PRICE
---------------------                                         ---------    -------
Balance at January 1, 1996..................................  4,243,928    $ 9.74
  Granted...................................................  1,706,094    $12.62
  Exercised.................................................   (425,778)   $ 6.56
  Canceled..................................................   (202,544)   $12.48
                                                              ---------
Balance at December 31, 1996................................  5,321,700    $10.81
  Granted...................................................  1,080,000    $19.49
  Exercised.................................................   (831,608)   $ 7.87
  Canceled..................................................    (95,776)   $13.16
                                                              ---------
Balance at December 31, 1997................................  5,474,316    $12.92
  Granted...................................................  2,013,000    $25.07
  Exercised.................................................   (652,474)   $ 9.90
  Canceled..................................................   (342,452)   $16.74
                                                              ---------
Balance at December 31, 1998................................  6,492,390    $16.78
                                                              =========
Available for Future Grants, end of the Year................  1,274,360

STOCK OPTIONS OUTSTANDING
AS OF DECEMBER 31, 1998

                                                      OUTSTANDING                        EXERCISABLE
                                         --------------------------------------   --------------------------
                                                      AVERAGE
                                                     REMAINING      AVERAGE                      AVERAGE
EXERCISE PRICE RANGE                      SHARES       LIFE      EXERCISE PRICE    SHARES     EXERCISE PRICE
--------------------                     ---------   ---------   --------------   ---------   --------------
$6.28 - $12.16.........................  1,641,816   4.4 years       $ 9.00       1,188,494       $ 8.08
$13.16 - $13.78........................  1,814,474   6.6 years       $13.49         983,322       $13.49
$14.03 - $22.31........................  1,860,100   8.9 years       $20.45          81,930       $14.24
$25.59 - $32.84........................  1,176,000   9.2 years       $26.95              --       $   --
                                         ---------                                ---------
                                         6,492,390   7.2 years       $16.78       2,253,746       $10.66
                                         =========                                =========

     The Company uses the intrinsic value method of accounting for stock-based compensation. Had the fair value based method been used to account for such compensation, compensation costs would have reduced net income by $8.2, $4.0 and $2.6 million or $0.05, $0.03 and $0.02 per share in 1998, 1997 and 1996, respectively. The weighted-average fair value of options granted during 1998, 1997 and 1996 was $10.49, $7.80 and $5.42, respectively. Fair market value information for the Company's stock options for 1998, 1997 and 1996 was

                          ROYAL CARIBBEAN CRUISES LTD.

estimated using the Black-Scholes Model assuming an expected dividend rate of 1.5%, an estimated term of six years, a risk-free rate of approximately 5% in 1998 and 6% in 1997 and 1996 and an expected volatility of 35.0% in 1998 and 28.0% in 1997 and 1996.

     Effective January 1, 1998, the Company instituted a program to award stock to employees up to a maximum of 1,400,000 shares of common stock. Employees are awarded five shares of the Company's stock at the end of each year of employment over a 10-year period. Employees can elect to receive cash equal to the fair market value of the stock upon vesting. Compensation expense was $3.6 million in 1998 related to this program.

NOTE 8.  EARNINGS PER SHARE

     Below is a reconciliation between basic and diluted earnings per share before extraordinary item for the years ended December 31, 1998, 1997 and 1996 (in thousands, except per share amounts).

                                                                     FOR THE YEARS ENDED DECEMBER 31,
                                           ------------------------------------------------------------------------------------
                                                      1998                         1997                         1996
                                           --------------------------   --------------------------   --------------------------
                                                                 PER                          PER                          PER
                                            INCOME    SHARES    SHARE    INCOME    SHARES    SHARE    INCOME    SHARES    SHARE
                                           --------   -------   -----   --------   -------   -----   --------   -------   -----
Income before extraordinary item.........  $330,770                     $182,685                     $150,866
Less: Preferred stock dividend...........   (12,506)                     (10,765)                          --
                                           --------                     --------                     --------
Basic earnings per share.................   318,264   167,577   $1.90    171,920   141,010   $1.22    150,866   127,295   $1.19
                                                                =====                        =====                        =====
Effect of Dilutive Securities
  Stock options..........................               2,940                        1,978                        1,132
  Convertible preferred stock............    12,506    10,648             10,765     9,186                 --        --
                                           --------   -------           --------   -------           --------   -------
Diluted earnings per share...............  $330,770   181,165   $1.83   $182,685   152,174   $1.20   $150,866   128,427   $1.17
                                           ========   =======   =====   ========   =======   =====   ========   =======   =====

     Extraordinary loss per share for the year ended 1997 for basic and diluted earnings per share was ($0.05).

NOTE 9.  RETIREMENT PLANS

     The Company maintains a defined contribution pension plan covering all of its full-time shoreside employees who have completed the minimum period of continuous service. Annual contributions to the plan are based on fixed percentages of participants' salaries and years of service, not to exceed certain maximums, as defined in the plan. Pension cost was $6.9, $4.9 and $4.3 million for the years 1998, 1997 and 1996, respectively.

NOTE 10.  OPERATING LEASES

     The Company is obligated under noncancelable operating leases for various facilities, primarily office and warehouse space. As of December 31, 1998, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

YEAR
----
1999........................................................  $ 5,134
2000........................................................    4,444
2001........................................................    4,205
2002........................................................    4,110
2003........................................................    4,023
Thereafter..................................................   26,017
                                                              -------
                                                              $47,933
                                                              =======

                          ROYAL CARIBBEAN CRUISES LTD.

     Total rent expense for all operating leases amounted to $6.9, $5.7 and $4.9 million for the years 1998, 1997 and 1996, respectively.

NOTE 11.  INCOME TAXES

     The Company and the majority of its subsidiaries are not subject to U.S. corporate income tax on income generated from the international operation of ships pursuant to Section 883 of the Internal Revenue Code, provided that they meet certain tests related to country of incorporation and composition of shareholders. The Company believes that it and a majority of its subsidiaries meet these tests. Income tax expense related to the Company's remaining subsidiaries is not significant.

NOTE 12.  FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments are as follows (in thousands):

                                                1998                        1997
                                      -------------------------   -------------------------
                                       CARRYING                    CARRYING
                                        AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                      -----------   -----------   -----------   -----------
Cash and Cash Equivalents...........  $   172,921   $   172,921   $   110,793   $   110,793
Long-Term Debt (including current
  portion of long-term debt)........   (2,469,082)   (2,564,985)   (2,572,696)   (2,668,447)
Interest Rate Swap Agreements
  in a net receivable position......        2,370        48,558         1,567        21,372

     The carrying amounts shown are the amounts reported in the consolidated balance sheets. The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of December 31, 1998 or 1997 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of the Company's financial instruments, none of which are held for trading or speculative purposes:

  Cash and Cash Equivalents

     The carrying amount approximates fair value because of the short maturity of those instruments.

  Long-Term Debt

     The fair values of the $1 Billion Revolving Credit Facility, the capital leases, the secured fixed and variable rate loans and the unsecured fixed rate loan were estimated based on the market rates available to the Company for similar debt with the same remaining maturities. The fair values of the Senior Notes and Senior Debentures were estimated by obtaining quoted market prices.

  Interest Rate Swap Agreements

     The fair value of interest rate swap agreements was estimated based on quoted market prices for similar or identical financial instruments to those held by the Company. The Company's exposure to market risk for changes in interest rates relates to its long-term debt obligations. Market risk associated with the Company's long-term debt is the potential increase in fair value resulting from a decrease in interest rates. The Company uses interest rate swaps to modify its exposure to interest rate movements and manage its interest expense. As of December 31, 1998, the Company had agreements in effect which exchanged floating interest rates for fixed interest rates in a notional amount of $100.0 million maturing in 1999 and fixed interest rates for floating interest rates in a notional amount of $668.8 million maturing in 2002 through 2008.

                          ROYAL CARIBBEAN CRUISES LTD.

     The Company has exposure under these interest rate swap agreements for the cost of replacing the contracts in the event of nonperformance by the counterparties, all of which are currently the Company's lending banks. To minimize that risk, the Company limits its exposure to any individual counterparty and selects counterparties with credit risks acceptable to the Company.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 -- Accounting for Derivative Instruments and Hedging Activities ("FAS 133") which requires all derivative instruments to be carried at fair market value on the balance sheet with changes in fair value recognized in income in the period they occur. FAS 133 is effective for fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). The Company has not yet determined the impact that the adoption of FAS 133 will have on its earnings or statement of financial position.

NOTE 13.  COMMITMENTS AND CONTINGENCIES

     The Company has nine ships on order. Three are Eagle-class vessels designated for the Royal Caribbean International fleet, the first of which, Voyager of the Seas is scheduled for delivery in the fourth quarter of 1999, followed by two sister vessels scheduled for delivery in the third quarter of 2000 and second quarter of 2002. The Company also has two Vantage-class vessel designated for the Royal Caribbean International fleet scheduled for delivery in the first quarter of 2001 and second quarter of 2002 and four Millennium-class vessels designated for the Celebrity Cruises fleet, scheduled for delivery in the second quarter of 2000, first quarter of 2001, third quarter of 2001 and second quarter of 2002. The aggregate contract price of the nine ships, which excludes capitalized interest and other ancillary costs, is approximately $3.6 billion of which the Company deposited $144.6 million during 1998 and $74.3 million during 1997. Additional deposits are due prior to the dates of delivery of $237.4 million in 1999, $88.1 million in 2000 and $25.0 million in 2001.

     In June 1998, the Company entered into a plea agreement with the U.S. Department of Justice settling previously filed charges contained in two indictments pending in the U.S. District of Puerto Rico and the Southern District of Florida, respectively. The indictments, which pertained to events that occurred in 1994 and prior years, contained a total of 11 felony counts related to improper disposal of oil-contaminated bilge water and attempts to conceal such activities from the U.S. Coast Guard. Under the plea agreement, the Company pled guilty to eight of the 11 counts and agreed to pay $9.0 million. The U.S. government is continuing its investigation of the Company's bilge water and other waste disposal practices through federal grand jury proceedings in Anchorage, Alaska, Los Angeles, California, Miami, Florida and New York, New York. In February 1999, the Company was indicted by the grand jury in Los Angeles on charges that it presented false oil record books for one of its vessels to the U.S. Coast Guard three times during 1994. Each of the three counts in the indictment carries a maximum fine of $500,000, subject to increase under certain circumstances. Although the Company is not able at this time to estimate the timing or impact of these continuing investigations, the Company may be subject to additional charges for violations of U.S. law.

     Beginning in December 1995, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity misrepresented to its guests the amount of its port charge expenses. The suits seek declaratory relief and damages in an unspecified amount. Beginning in August 1996, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on port charges included in the price of cruise fares. The suit seeks damages in an unspecified amount. Similar suits are pending against other companies in the cruise industry. In February 1997, Royal Caribbean International, Celebrity and certain other cruise lines entered into an Assurance of Voluntary Compliance with the Florida Attorney General's office. Under the Assurance of Voluntary Compliance, Royal Caribbean International and Celebrity agreed to include all components of the cruise ticket price, other than governmental taxes and fees, in the advertised price. In January 1999, Royal Caribbean International entered into an agreement to settle certain of the class-action suits filed on behalf of its passengers. Celebrity entered into a similar settlement agreement. Under the terms of the settlement

                          ROYAL CARIBBEAN CRUISES LTD.

agreements, each of Royal Caribbean International and Celebrity will issue travel vouchers having a face amounts ranging from $8 to $30, in the case of Royal Caribbean International, and from $20 to $45 in the case of Celebrity, to passengers who are U.S. residents and who sailed on Royal Caribbean International or Celebrity, as the case may be, between April 1992 and April 1997. Such vouchers may be applied to reduce the cruise fare of a future cruise on Royal Caribbean International or Celebrity, as the case may be, and are valid for up to three years from the date of issuance. The settlements have received preliminary court approval but are subject to final court approval. Since the amount and timing of the vouchers to be redeemed and the effect of redemption of revenues is not reasonable determinable, the Company has not established a liability for the vouchers and will account for their redemption as a reduction of future revenues. In December 1998, a Florida state court judge dismissed one of the class-action suits filed on behalf of travel agents for failure to state a claim under Florida law. The plaintiff in that case has filed an appeal of that decision. The Company is not able at this time to estimate the timing or impact of the travel agent proceedings on the Company.

     The Company is routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. Management believes the outcome of such other claims which are not covered by insurance would not have a material adverse effect upon the Company's financial condition or results of operations.

NOTE 14.  QUARTERLY DATA (UNAUDITED)

                                           FIRST QUARTER        SECOND QUARTER         THIRD QUARTER        FOURTH QUARTER
                                        -------------------   -------------------   -------------------   -------------------
                                          1998       1997       1998       1997       1998       1997       1998       1997
                                        --------   --------   --------   --------   --------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues..............................  $659,777   $394,590   $656,456   $403,467   $744,910   $612,542   $575,148   $528,408
Operating Income......................   119,461     60,637    121,533     67,397    183,592    116,911     64,149     58,610
Income Before Extraordinary Item......    77,537     38,481     79,770     45,918    150,038     75,931     23,425     22,355
Extraordinary Item....................        --         --         --     (7,558)        --         --         --         --
                                        --------   --------   --------   --------   --------   --------   --------   --------
Net Income............................  $ 77,537   $ 38,481   $ 79,770   $ 38,360   $150,038   $ 75,931   $ 23,425   $ 22,355
                                        ========   ========   ========   ========   ========   ========   ========   ========
Basic Earnings Per Share(1):
  Income before extraordinary item....  $   0.45   $   0.29   $   0.45   $   0.33   $   0.87   $   0.50   $   0.12   $   0.12
  Extraordinary item..................        --         --         --      (0.05)        --         --         --         --
                                        --------   --------   --------   --------   --------   --------   --------   --------
  Net income..........................  $   0.45   $   0.29   $   0.45   $   0.28   $   0.87   $   0.50   $   0.12   $   0.12
                                        ========   ========   ========   ========   ========   ========   ========   ========
Diluted Earnings Per Share(1):
  Income before extraordinary item....  $   0.44   $   0.29   $   0.44   $   0.32   $   0.82   $   0.48   $   0.12   $   0.12
  Extraordinary item..................        --         --         --      (0.05)        --         --         --         --
                                        --------   --------   --------   --------   --------   --------   --------   --------
  Net income..........................  $   0.44   $   0.29   $   0.44   $   0.27   $   0.82   $   0.48   $   0.12   $   0.12
                                        ========   ========   ========   ========   ========   ========   ========   ========
Dividends Declared Per Share..........  $   0.08   $   0.07   $   0.08   $   0.07   $   0.09   $   0.08   $   0.09   $   0.08
                                        ========   ========   ========   ========   ========   ========   ========   ========

---------------

(1) Earnings per share is computed after giving effect to the two-for-one stock split effective July 31, 1998. Prior year amounts have been restated.