Form 20-F
period 1999-12-31
ROYAL CARIBBEAN CRUISES LTD
filed 2000-04-04
CIK 884887

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

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                                      OR
      [ ]         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

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

                         Yes  [X]               No  [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow:

                       Item 17  [ ]          Item 18  [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          ROYAL CARIBBEAN CRUISES LTD.

                          INDEX TO REPORT ON FORM 20-F

                                                                         PAGE
                                                                         ----
PART I.
Item 1.    Description of Business.....................................    1
Item 2.    Description of Property.....................................   13
Item 3.    Legal Proceedings...........................................   13
Item 4.    Control of Registrant.......................................   14
Item 5.    Nature of Trading Market....................................   15
Item 6.    Exchange Controls and Other Limitations Affecting Security
           Holders.....................................................   15
Item 7.    Taxation....................................................   16
Item 8.    Selected Financial Data.....................................   16
Item 9.    Management's Discussion and Analysis of Financial Condition
           and
           Results of Operations.......................................   16
Item 9A.   Quantitative and Qualitative Disclosures About Market
           Risk........................................................   22
Item 10.   Directors and Officers of the Registrant....................   22
Item 11.   Compensation of Directors and Officers......................   25
Item 12.   Options to Purchase Securities From Registrant or
           Subsidiaries................................................   26
Item 13.   Interest of Management in Certain Transactions..............   27

PART II.
Item 14.   Description of Securities to be Registered..................   27

PART III.
Item 15.   Defaults Upon Senior Securities.............................   27
Item 16.   Changes in Securities and Changes in Security for Registered
           Securities..................................................   27

PART IV.
Item 17.   Financial Statements........................................   27
Item 18.   Financial Statements........................................   27
Item 19.   Financial Statements and Exhibits...........................   27
SIGNATURES.............................................................   28

                                     PART I

     As used in this document, the terms "Royal Caribbean", "we", "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands.

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

     We are the world's second largest cruise company with 17 cruise ships and a total of 32,900 berths. Our ships operate worldwide with a selection of itineraries that call on approximately 200 destinations.

     We operate two brands, Royal Caribbean International and Celebrity Cruises. We acquired Celebrity in July 1997. Both brands offer a wide array of shipboard activities, services and amenities, including swimming pools, sun decks, beauty salons, exercise and massage facilities, gaming facilities, lounges, bars, show-time entertainment, retail shopping and cinemas.

  The Royal Caribbean International Brand

     Royal Caribbean International serves the volume cruise vacation market which we categorize as the contemporary and premium segments. The brand operates 12 cruise ships with an aggregate of 24,700 berths, offering various cruise itineraries that range from three to 21 nights and call on approximately 160 destinations.

     Royal Caribbean International's strategy is to attract an array of vacationing consumers in the contemporary segment of the volume market by providing a wide variety of itineraries and cruise lengths with multiple options for onboard dining, entertainment, and other onboard activities. Additionally, we offer a variety of shore execursions at each port of call. We believe that the variety and quality of Royal Caribbean International's product offering represents excellent value to consumers, especially to couples and families traveling with children. Because of the brand's extensive product offerings, we believe Royal Caribbean International is well positioned to attract new consumers to the cruise industry and continue to bring past guests back for their next vacation. While the brand is positioned at the upper end of the contemporary segment, we believe that Royal Caribbean International's quality enables it to attract consumers from the premium segment as well, thereby achieving the broadest market coverage of any of the major brands in the cruise industry.

  The Celebrity Cruises Brand

     Celebrity Cruises primarily serves the premium segment of the cruise vacation market. Celebrity Cruises operates five cruise ships with an aggregate of 8,200 berths. Celebrity Cruises offers various cruise itineraries that range from five to 15 nights and call on approximately 100 destinations.

     Celebrity Cruises' strategy is to attract consumers who want an enhanced cruise vacation in terms of modern vessels, gourmet dining and service, extensive and luxurious spa facilities, large staterooms and a high staff-to-guest ratio. Celebrity Cruises is expanding its fleet to provide an increasing variety of itineraries and cruise lengths and therefore has a higher proportion of its fleet deployment in seasonal markets (i.e.Alaska, Bermuda, Europe and Trans-Canal) than does the Royal Caribbean International brand. These are hallmarks of the premium cruise vacation market, which is Celebrity Cruises' primary target. Celebrity Cruises also attracts consumers from the contemporary and luxury cruise categories.

INDUSTRY

     Since 1970, cruising has been one of the fastest growing sectors of the vacation market, as the number of North American guests has grown to an estimated 5.9 million in 1999 from 0.5 million in 1970, a compound annual growth rate of approximately 8.9% according to Cruise Lines International Association. We have capitalized on the increasing popularity of cruises through an extensive fleet expansion program. Our revenues increased at a compound annual growth rate of approximately 16% between 1989 and 1999.

     According to our estimates, the North American market was served by an estimated 124 cruise ships with an aggregate capacity of approximately 100,650 berths at the end of 1994. The number of berths in the industry is estimated to have increased to approximately 138,000 berths on 127 ships by the end of 1999. The net increase in capacity over the last five years is inclusive of approximately 33 ships with an aggregate capacity of approximately 20,000 berths that have either been retired or moved out of the North American market. There are a number of cruise ships on order with a total estimated capacity of 72,500 berths which will be placed in service between 2000 and 2004. Although we cannot predict the rate at which future retirements will occur, we believe ship retirements will continue due to competitive pressures and the age of the vessels.

     The following table details the growth in the North American cruise market of both guests and weighted average berths over the past five years:

                                                                              WEIGHTED
                                                                              AVERAGE
                                                                NORTH     SUPPLY OF BERTHS
                                                              AMERICAN      MARKETED IN
                                                               CRUISE          NORTH
YEAR                                                          GUESTS(1)      AMERICA(2)
----                                                          ---------   ----------------
1995........................................................  4,378,000       103,313
1996........................................................  4,659,000       105,586
1997........................................................  5,051,000       109,257
1998........................................................  5,428,000       118,747
1999........................................................  5,894,000       130,152

---------------

(1) Source: Cruise Lines International Association based on guests carried for at least three consecutive nights.
(2) Source: Our estimates.

     The following table details the total number of worldwide guests carried on our ships for at least three consecutive nights:

                                                                GUESTS
                                                              CARRIED ON
                                                                 OUR       PERCENTAGE
YEAR                                                           SHIPS(1)      CHANGE
----                                                          ----------   ----------
1995........................................................  1,058,126        0.6%
1996........................................................  1,245,696       17.7
1997........................................................  1,633,457       31.1
1998........................................................  1,841,152       12.7
1999........................................................  1,704,034       (7.4)

---------------

(1) 1995 -- 1997 are pro forma to include Celebrity.

     As shown in the tables above, the North American cruise market experienced growth between 1998 and 1999 in both the total number of cruise guests and the number of weighted average berths. Over the same time period, while we maintained approximately the same occupancy levels, the number of guests carried on our ships decreased primarily as a result of an increase in the average lengths of our itineraries and a temporary reduction in capacity.

     Cruise lines compete for consumers' disposable leisure time dollars with other vacation alternatives such as land-based resort hotels and sightseeing destinations, and public demand for such activities is influenced by general economic conditions. We believe that cruise guests currently represent only a small share of the vacation market and that a significant portion of cruise guests carried are "first-time cruisers."

     Our ships operate worldwide and call on destinations in Alaska, Australia, the Bahamas, Bermuda, Canada, the Caribbean, Europe, the Far East, Hawaii, Mexico, New England, the Panama Canal, Scandina-via and South America. Competition for cruise guests in all of these geographic areas is vigorous. In most of these areas, we compete with cruise ships owned by other international operators. We compete with a number of cruise lines; however, our principal competitors are Carnival Cruise Line, Holland America Line, Norwegian Cruise Line and Princess Cruises. We compete principally on the basis of quality of service, variety of itineraries and price.

OPERATING STRATEGIES

     Our principal operating strategies are to:

     - build the awareness and market penetration of both brands,

     - continue to expand our fleet with state-of-the-art cruise ships,

     - broaden our itineraries worldwide,

     - maintain our competitive position with respect to the quality and innovation of our onboard product,

     - further expand our international guest sourcing,

     - utilize sophisticated yield management systems (revenue optimization per berth),

     - further improve our technological capabilities and

     - maintain strong relationships with travel agencies, the principal industry distribution system.

  Brand Awareness

     Our strategy is to continue to broaden the recognition of both the Royal Caribbean International brand and the Celebrity Cruises brand in the cruise vacation marketplace. Each brand has a distinct identity and marketing focus but utilizes shared infrastructure resources.

     Royal Caribbean International has positioned itself in the contemporary and premium segments of the cruise vacation market and focuses on providing multiple choices to its guests through a variety of itineraries, accommodations, dining options, ship activities and shore excursions. Hallmarks of the brand include friendly and engaging service, modern ships, family programs, entertainment, health and fitness and activities designed for guests of all ages.

     Celebrity Cruises primarily serves the premium segment of the cruise vacation market. The brand is recognized for its gourmet dining, impeccable service, large staterooms, a high staff-to-guest ratio and luxurious spa facilities. In 1998 and 1999, Berlitz rated Celebrity Cruises the highest rated premium cruise line in the large vessel category (over 1,000 berths).

  Fleet Expansion

     Currently, our combined fleet has an average age of approximately five years, which we believe is the youngest of any major cruise company. Based on the ships currently on order, our year-end berth capacity is expected to increase 69.3% to 55,700 berths between 1999 and 2004.

     Our increased average ship size and number of available berths have enabled us to achieve certain economies of scale. Larger ships allow us to transport more guests than smaller ships without a corresponding increase in certain operating expenses. This increase in fleet size also provides a larger revenue base to absorb our marketing, selling and administrative expenses.

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

     Royal Caribbean International committed to its second capital expansion program with orders for six Vision-class vessels, ranging in size from 1,800 to 2,000 berths, for delivery from 1995 through 1998. During this same period, Royal Caribbean International sold four of its original vessels because these ships were older in age and design and no longer consistent with its image and marketing strategy. Each Vision-class ship features a seven-deck atrium with glass elevators, skylights and glass walls, a pool and entertainment complex covered by a moveable glass roof, hundreds of cabins with verandahs, a two-deck main dining room, a state-of-the-art show theater, a glass-encased indoor/outdoor cafe and a shopping mall.

     Royal Caribbean International took delivery of Voyager of the Seas, the first of the Voyager-class vessels, in October 1999. The Voyager-class vessels are the largest and most innovative passenger cruise ships ever built. Each ship is approximately 140,000 gross tons with 3,100 berths. This new class of vessels is designed to provide more diverse vacation options for families and for those seeking active sports and entertainment alternatives during their vacation experience. Each Voyager-class ship has a variety of unique features: the cruise industry's first horizontal atrium (which is four decks tall, longer than a football field and provides entertainment, shopping and dining experiences), recreational activities such as rock climbing, ice skating, miniature golf and full court basketball, enhanced staterooms, expanded dining options and a variety of intimate spaces.

     Royal Caribbean International currently has two additional Voyager-class vessels on order. The two ships are scheduled for delivery in the third quarter of 2000 and first quarter of 2002. We have signed a letter of intent with Kvaerner Masa-Yards to build the fourth and fifth Voyager-class vessels for the Royal Caribbean International fleet with delivery dates scheduled for 2002 and 2003. The letter of intent is subject to the fulfillment of certain conditions, such as financing by the shipyard.

     Royal Caribbean International also has four Vantage-class vessels on order and options to purchase two additional vessels. The four ships on order are scheduled for delivery in the first quarter of 2001, second quarter of 2002, second quarter of 2003 and second quarter of 2004. The delivery dates for the two vessels on option are in the second quarters of 2005 and 2006. The Vantage-class is a progression from the brand's Vision-class series and will have approximately 2,100 berths.

CELEBRITY CRUISES

     Celebrity Cruises was founded in 1990 and operated three ships between 1992 and 1995. Between 1995 and 1997, Celebrity Cruises undertook its first capital expansion program, adding three Century-class vessels which range in size from 1,750 to 1,850 berths and disposing of one of its original three vessels. Celebrity Cruises has on order four Millennium-class vessels which will have 2,000 berths each and are scheduled for delivery in the second quarter 2000, first quarter 2001, third quarter 2001 and second quarter 2002. With the addition of the four Millennium-class vessels, Celebrity's capacity will nearly double, from 8,200 berths in 1999 to 16,200 berths by the end of 2002.

     The Millennium-class ships are a progression from the Century-class vessels, which have been widely accepted in the premium segment of the marketplace. This new class of vessels will build on the brand's primary strengths, including gourmet dining, spacious staterooms and suites complete with verandahs, luxurious spa facilities and impeccable service. On the Millennium-class ships, an entire resort deck is dedicated to health, fitness and the rejuvenating powers of water. Celebrity Cruises' Aqua Spa(SM) is the largest, most luxurious spa afloat and offers a variety of features, including a large hydropool with neck massage and body jets. Guests can relax in the music library, Notes, smoke cigars at Michael's Club or stop by The Platinum Club for champagne and caviar.

  Worldwide Itineraries

     Our ships operate worldwide with a selection of itineraries that call on approximately 200 destinations. New ships allow us to expand into new destinations, itineraries and markets. Royal Caribbean International offers the Royal Journeys(SM) program which provides global cruise itineraries spanning four continents. For the second year in a row, we are deploying a Celebrity Cruises vessel to the European market. Celebrity Cruises is also introducing Celebrity Voyages(SM), which offers 10 to 15-night itineraries throughout the Caribbean and

South America beginning in November 2000. In addition, we are increasing our capacity in the short cruise market in 2000 by establishing a Royal Caribbean International vessel year-round in Port Canaveral to provide 3 and 4-night Bahamas cruises.

  Product Innovation

     We recognize the need for new and innovative onboard products and experiences for our guests, which we develop based on guest feedback, crew suggestions and competitive product reviews. Accordingly, we continue to invest in design innovations on new ships and additional product offerings on our existing fleet. Expanded dining options, recreational activities such as rock climbing and ice skating and the latest technology such as our Internet Cafe and interactive TV are among the services currently offered.

  International Guests

     International guests continue to provide an increasing share of our growth. International guests have grown from approximately 7% of total guests in 1991 to approximately 17% of total guests in 1999. One of our strategies is to use fleet deployment and expanded itineraries to increase our guest sourcing outside North America. Over the past two years, we have increased our investment in information technology spending and increased our international advertising to enhance brand awareness worldwide. We carry out our international sales effort through our sales offices located in London, Frankfurt, Oslo, Genoa and Paris, and a network of 38 independent international representatives located throughout the world. We are also able to accept bookings in various currencies.

  Revenue Management

     We continue to develop more sophisticated pricing and revenue management programs to maximize our revenue and occupancy by projecting the demand for our cruises in various guest markets and, based on certain variables, directing our marketing efforts toward such markets. In addition to projecting demand, we believe these programs will enable us to react quickly to changes in market conditions.

  Technological Development

     We continue to invest heavily in information technology to support our corporate infrastructure and guest and travel-trade relations. We now have fully automated our pierside embarkation process. We have developed a corporate shoreside intranet as well as electronic ship to shore communication tools to improve our internal productivity. Both Royal Caribbean International and Celebrity Cruises have extensive websites, providing access to millions of Internet users throughout the world. We also have begun installing interactive television in guests' staterooms, enabling them to shop for shore excursions, select a dinner wine and monitor their onboard accounts. Another innovation, Royal Caribbean Online(SM), allows guests unprecedented access to the Internet and their e-mail.

  Travel Agency Support

     Essentially all of the bookings for our ships are made by independent travel agencies and we are committed to supporting the travel agency community. We maintain a large sales support organization including a district sales team of approximately 110 members that supports both brands in North America. We were the first cruise company to develop an automated booking system, Cruisematch 2000(TM). This automated reservations system allows travel agents direct access to our computer reservation system to improve ease of bookings. More than 30,000 independent travel agencies worldwide can book cruises for both brands using Cruisematch 2000(TM). We also have a desktop publishing system, Cruisewriter(sm), that allows travel agents to customize marketing materials for their clients. Our new Customer Service Center uses state-of-the-art technology to help travel agents resolve booking and billing issues before guests sail. We operate two reservation call centers, one in Miami, Florida and the other in Wichita, Kansas, thereby offering flexibility and extended hours of operations.

SALES, MARKETING AND GUEST SERVICES

     In addition to our large sales support organization, we believe that maintaining personal contact with travel agency owners, managers and front-line retail agents is crucial to retaining travel agency loyalty. We augment this type of contact with an extensive program of seminars, CD-ROM training tools and Internet updates designed to familiarize travel agents with the cruise industry and the marketing of cruises.

     Royal Caribbean International has a comprehensive marketing program with an emphasis on building consumer preference using the tag line, Like No Vacation on Earth(SM). Through its advertising, Royal Caribbean International positions itself as a provider of high quality, excellent value, all-inclusive cruise vacations. Royal Caribbean International's marketing strategy focuses on educating and enticing non-cruisers to the brand, while continuing to invite past guests to sail again. Royal Caribbean International's current television campaign, using the popular "Lust for Life" music, appeals to a broad demographic of consumers who have an interest in a vacation that allows them to experience its innovative ships, while seeing the world and choosing from exciting onboard and destination activities.

     Celebrity Cruises pursues a comprehensive marketing program with a combined emphasis on consumer and trade markets. Celebrity is currently developing a new advertising campaign (e.g. television, magazine, newspaper) which is expected to be launched during the second quarter of 2000. The campaign will focus on increasing the level and depth of consumer and trade awareness and knowledge of the Celebrity Cruises product. We believe that Celebrity Cruises represents enhanced value to the premium segment based on elements such as its gourmet dining experience, staff-to-guest ratio, cabin size, museum quality artwork, technology, AquaSpa(SM) packages and its modern fleet of ships, all of which have been built in the 1990's.

     We offer to handle travel aspects related to guest reservations and transportation. Arranging guest air transportation is one of our important areas of operation. We have developed a new technology, "EZ-Book," which enables an automated process of booking air at the lowest costs and preferred routing. We maintain a comprehensive relationship with many of the major airlines ranging from fare negotiation and space handling to baggage transfer.

OPERATIONS

  Cruise Ships and Itineraries

     We operate 17 ships, under two brands, worldwide with a selection of itineraries ranging from three to 21 nights that call on approximately 200 destinations. The following table represents summary information concerning our ships and their areas of operation based on 2000 itineraries (subject to change):

                                            YEAR VESSEL
                                          ENTERED SERVICE   BERTHS(1)     PRIMARY AREAS OF OPERATION
                                          ---------------   ---------   -------------------------------
ROYAL CARIBBEAN INTERNATIONAL:
     Explorer of the Seas(2)............          2000        3,100     Eastern Caribbean
     Voyager of the Seas................          1999        3,100     Western Caribbean
     Vision of the Seas.................          1998        2,000     Panama Canal, Hawaii, Alaska,
                                                                        Pacific Northwest
     Enchantment of the Seas............          1997        1,950     Eastern & Western Caribbean
     Rhapsody of the Seas...............          1997        2,000     Alaska, Mexico, Hawaii
     Grandeur of the Seas...............          1996        1,950     Eastern & Southern Caribbean
     Splendour of the Seas..............          1996        1,800     Europe, Caribbean, Canada/New
                                                                        England, South America
     Legend of the Seas.................          1995        1,800     Europe, Far East, Australia
     Majesty of the Seas................          1992        2,350     Southern Caribbean, Bahamas
     Monarch of the Seas................          1991        2,350     Southern Caribbean
     Viking Serenade(3).................     1982/1991        1,500     Mexican Baja
     Nordic Empress.....................          1990        1,600     Southern Caribbean, Bermuda
     Sovereign of the Seas..............          1988        2,250     Bahamas
CELEBRITY CRUISES:
     Millennium(4)......................          2000        2,000     Europe, Eastern & Western
                                                                        Caribbean
     Mercury............................          1997        1,850     Caribbean, Alaska, Panama
                                                                        Canal, South America
     Galaxy.............................          1996        1,850     Southern Caribbean, Alaska
     Century............................          1995        1,750     Eastern & Western Caribbean
     Zenith.............................          1992        1,350     Panama Canal, Bermuda,
                                                                        Caribbean
     Horizon............................          1990        1,350     Caribbean, Bermuda

---------------

(1) Based on double occupancy per cabin.
(2) Explorer of the Seas is expected to enter service in the fourth quarter of 2000.
(3) Indicates year placed in service and year redeployed after conversion to expand capacity.
(4) Millennium is expected to enter service in the second quarter of 2000.

     Currently, the combined fleets of Royal Caribbean International and Celebrity Cruises have an average age of approximately five years, which we believe is the youngest of any major cruise company.

  New Vessels

     We have 10 ships on order as follows:

                                                                    EXPECTED
VESSEL                                                           DELIVERY DATES      BERTHS(1)
------                                                        --------------------   ---------
ROYAL CARIBBEAN INTERNATIONAL:
  Voyager-class
     Explorer of the Seas(2)................................      3rd Quarter 2000     3,100
     Adventure of the Seas..................................      1st Quarter 2002     3,100
  Vantage-class
     Radiance of the Seas...................................      1st Quarter 2001     2,100
     Brilliance of the Seas.................................      2nd Quarter 2002     2,100
     Unnamed................................................      2nd Quarter 2003     2,100
     Unnamed................................................      2nd Quarter 2004     2,100
CELEBRITY CRUISES:
  Millennium-class
     Millennium(2)..........................................      2nd Quarter 2000     2,000
     Infinity...............................................      1st Quarter 2001     2,000
     Unnamed................................................      3rd Quarter 2001     2,000
     Unnamed................................................      2nd Quarter 2002     2,000

---------------

(1) Based on double occupancy per cabin.
(2) Included in table on prior page -- Cruise Ships and Itineraries.

     The Voyager-class vessels are being built in Turku, Finland by Kvaerner-Masa Yards, the Vantage-class vessels are being built in Papenburg, Germany by Meyer Werft, and the Millennium-class vessels are being built by Chantiers de l'Atlantique in St. Nazaire, France. These three yards have built the majority of the vessels in both the Royal Caribbean International and Celebrity Cruises fleets.

  Shipboard Activities and Shipboard Revenues

     Both brands offer modern fleets with a wide array of shipboard activities, services and amenities including swimming pools, sun decks, spa facilities which include massage and exercise facilities, beauty salons, gaming facilities (which operate while the ships are at sea), lounges, bars, Las Vegas-style entertainment, retail shopping, libraries, cinemas, conference centers and shore excursions at each port of call. While many shipboard activities are included in the base price of a cruise, additional revenues are realized from gaming, the sale of alcoholic and other beverages, the sale of gift shop items and shore excursions, photography and spa services. In addition, both Royal Caribbean International and Celebrity Cruises offer a catalogue gift service to provide travel agents and others with the opportunity to purchase "bon voyage" gifts.

  Private Destinations

     Royal Caribbean International operates two private destinations: CocoCay, an island we own which is known as Little Stirrup Cay and is located in the Bahamas; and Labadee, a secluded peninsula which we lease and is located on the north coast of Haiti. The facilities at CocoCay and Labadee include a variety of watersports activities, refreshment bars, artisan markets and picnic facilities.

  Seasonality

     Our revenues are moderately seasonal, due to variations in rates and occupancy percentages.

  Guests and Capacity

     The following table sets forth the aggregate number of guests carried and the number of guests carried expressed as a percentage of the total capacity of our ships:

                                                             YEAR ENDED DECEMBER 31,
                                                        ---------------------------------
                                                          1999        1998        1997
                                                        ---------   ---------   ---------
Number of Guests Carried..............................  1,704,034   1,841,152   1,465,450
Percentage of Total Capacity..........................      104.7%      105.2%      104.2%

     In accordance with cruise industry practice, total capacity is determined based on double occupancy per cabin even though some cabins accommodate three or four guests; accordingly, a percentage in excess of 100% indicates that more than two guests occupied some cabins.

  Cruise Pricing

     Our cruise prices include a wide variety of activities and amenities, including all meals and entertainment. Prices vary depending on the destination, cruise length, cabin category selected and the time of year the voyage takes place. Additionally, we offer air transportation as a service for our guests that elect to utilize our air program. Our air transportation prices vary by gateway and destination and are available from cities in the United States, Canada and Europe. Furthermore, we sell trip cancellation insurance which provides guests with insurance coverage for trip cancellation, medical protection and baggage protection.

SUPPLIERS

     Our largest purchases are for airfare, food and related items, advertising, diesel fuel, hotel supplies and products related to guest accommodations. Most of the supplies we require are available from numerous sources at competitive prices. Our largest operating cost is air transportation for our guests. None of our suppliers provided goods or services in excess of 10% of our revenues in 1999.

INSURANCE

     We maintain an aggregate of approximately $7.0 billion of insurance on the hull and machinery of our ships, which includes additional coverage for disbursements, earnings and increased value, which are maintained in amounts related to the value of each vessel. The coverage for each of the hull policies is maintained with syndicates of insurance underwriters from the British, Scandinavian, United States and other international insurance markets.

     Liability coverage for shipowners, commonly referred to as protection and indemnity insurance, is available through a worldwide network of mutual insurance associations. Each of these associations participates in and is subject to rules issued by the International Group of Protection and Indemnity Associations. We maintain protection and indemnity insurance on each of our ships through either Assuranceforeningen GARD or the United Kingdom Mutual Steam Ship Assurance Association (Bermuda Limited).

     We maintain war risk insurance on each vessel through a Norwegian war risk insurance organization in an amount equal to the total insured hull value. This coverage includes physical damage to the vessel and protection and indemnity risks for which coverage would be excluded by reason of war exclusion clauses in the hull policies or rules of the indemnity insurance organizations.

     We also maintain a form of business interruption insurance with our insurance underwriters in the event that a vessel is unable to operate during scheduled cruise periods due to loss or damage to the vessel arising from certain covered events which last more than a specified period of time. Insurance coverage is also maintained for certain events which would result in a delayed delivery of our contracted new vessels, which we normally place starting approximately two years prior to the scheduled delivery dates.

     Insurance coverage for shoreside property, shipboard consumables and inventory and general liability risks are maintained with insurance underwriters in the United States and the United Kingdom. We have decided not to carry business interruption insurance for our shoreside operations based on our evaluation of the risks involved and our protective measures already in place, as compared to the premium expense.

     All insurance coverage is subject to certain limitations, exclusions and deductible levels. In addition, in certain circumstances, we co-insure a portion of these risks. Premiums charged by insurance carriers, including carriers in the maritime insurance industry, increase or decrease from time to time and tend to be cyclical in nature. We historically have been able to obtain insurance coverage in amounts and at premiums we have deemed to be commercially acceptable. We believe that, based on our historical experience, we will continue to be able to do so.

EMPLOYEES

     As of December 31, 1999, we employed approximately 2,400 full-time and 400 part-time employees in our shoreside operations worldwide. We also employed approximately 20,000 crew and staff for our vessels. As of December 31, 1999, approximately 70% of our shipboard employees were covered by collective bargaining agreements. We believe that our relationship with our employees is good.

TRADEMARKS

     We own a number of registered trademarks relating to, among other things, the name ROYAL CARIBBEAN, its crown and anchor logo, the name CELEBRITY, its "X" logo and the names of our cruise ships. We believe such trademarks are widely recognized throughout the world and have considerable value.

REGULATION

     All of our ships are registered in Norway or Liberia except for Mercury which is registered in Panama. Each ship is subject to regulations issued by its country of registry, including regulations issued pursuant to international treaties governing the safety of the ship and its guests. Each country of registry conducts periodic inspections to verify compliance with these regulations. In addition, ships operating out of United States ports are subject to inspection by the United States Coast Guard for compliance with international treaties and by the United States Public Health Service for sanitary conditions.

     Our ships are required to comply with international safety standards defined in the Safety of Life at Sea Convention. The Safety of Life at Sea Convention standards are revised from time to time, and the most recent modifications are being phased in through 2010. We do not anticipate that we will be required to make any material expenditures in order to comply with these rules.

     In 1993, the Safety of Life at Sea Convention was amended to adopt the International Safety Management Code. The International Safety Management Code provides an international standard for the safe management and operation of ships and for pollution prevention. The International Safety Management Code became mandatory for passenger vessel operators such as ourselves on July 1, 1998.

     We are also subject to various United States and international laws and regulations relating to environmental protection. Under such laws and regulations, we are prohibited from, among other things, discharging certain materials, such as petrochemicals and plastics, into the waterways.

     We are required to obtain certificates from the United States Federal Maritime Commission relating to our ability to meet liability in cases of nonperformance of obligations to guests as well as casualty and personal injury. Under the Federal Maritime Commission's current regulations, we are required to provide a $15 million bond for each of Royal Caribbean International and Celebrity Cruises as a condition to obtaining the required certificates. The Federal Maritime Commission has proposed a revision to its regulations that would require us to significantly increase the amount of this bond based on the level of our customer deposits. We have indicated to the Federal Maritime Commission that we support an increase in the bond amount and do not expect any revisions to the Federal Maritime Commission regulations to have a material effect on us.

     We are required to obtain certificates from the United States Coast Guard relating to our ability to meet liability in cases of water pollution. Under the United States Coast Guard's current regulations, Royal Caribbean International and Celebrity Cruises are required to provide guarantees of approximately $123.5 million and $70.0 million, respectively, as a condition to obtaining the required certificates.

     We believe that we are in material compliance with all the regulations applicable to our ships and that we have all licenses necessary to the conduct of our business. From time to time various other regulatory and legislative changes have been or may in the future be proposed that could have an effect on the cruise industry in general.

TAXATION OF THE COMPANY

     The following discussion of the application of the federal income tax laws to us and to our subsidiaries is based on the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), proposed, temporary and final Treasury Department regulations, administrative rulings and court decisions. All of the foregoing are subject to change, and any change thereto could affect the accuracy of this discussion.

  Application of Section 883 of the Code

     We and our subsidiary, Celebrity, the operator of Celebrity Cruises, are foreign corporations engaged in a trade or business in the United States, and our vessel-owning subsidiaries are foreign corporations that, in many cases, depending upon the itineraries of their vessels, receive income from sources within the United States. Under Section 883 of the Code, certain foreign corporations are not subject to United States income or branch profits tax on United States source income derived from or incidental to the international operation of a ship or ships, including income from the leasing of such ships.

     A foreign corporation will qualify for the benefits of Section 883 of the Code if in relevant part (1) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the United States and (2) more than 50% of the value of its capital stock is owned, directly or indirectly, by individuals who are residents of a foreign country that grants such an equivalent exemption to corporations organized in the United States ("qualifying shareholders") or the stock of the corporation (or the direct or indirect corporate parent thereof) is "primarily and regularly traded on an established securities market" in the United States.

     In the opinion of our United States tax counsel, and based on the representations and assumptions set forth therein, we, Celebrity and our vessel-owning subsidiaries should qualify for the benefits of Section 883 because we and each of those subsidiaries are incorporated in a qualifying jurisdiction and our common stock and series A convertible preferred stock should be considered to be primarily and regularly traded on an established securities market in the United States. In addition, we believe that substantially all of our income is derived from or incidental to the international operation of a ship or ships. Any United States source income not so derived will be subject to United States taxation, but we believe that such income is not a material portion of our total income.

     Although no final regulations have been promulgated that explain when stock will be considered "primarily and regularly traded on an established securities market" for purposes of Section 883, regulations on this subject have recently been proposed by the Internal Revenue Service. The proposed regulations have no current legal effect and may be modified before they are finalized. They provide, in relevant part, that a corporation's stock will satisfy this requirement only if more than 50% is owned by persons who each own less than 5% of the value of the corporation's stock.

     Our United states tax counsel expects us to meet the ownership requirements of Section 883 in 2001 and beyond because (a) the proposed regulations may be modified prior to finalization; and/or (b) we and our two largest shareholders may take steps to reduce their aggregate shareholding to below 50%. Additionally, we will recommend to our shareholders at the annual meeting that our Articles of Incorporation be amended to prohibit any person, other than our two existing largest shareholders, from holding shares that give such person in the aggregate more than 4.9% of the relevant class or classes of our shares. However, in the event that final regulations are issued substantially as currently proposed and, contrary to our tax counsel's expectations, they are effective for the year 2000, our U.S. source income for the year 2000 will be subject to U.S. income tax.

     There can be no assurance that the opinions of our United States tax counsel set forth above will be accepted by the Internal Revenue Service or the courts. In addition, there can be no assurance that the expectations of our United States tax counsel will be realized. Furthermore, Section 883 has been the subject of legislative modifications in past years that have had the effect of limiting its availability to certain taxpayers and there can be no assurance that future legislation or certain changes in our stock ownership will not preclude us from obtaining the benefits of Section 883.

  Taxation in the Absence of an Exemption under Section 883 of the Code

     In the event that we, Celebrity, or our vessel-owning subsidiaries were to fail to meet the requirements of Section 883 of the Code, or if such provision were repealed then as explained below, such companies would be subject to United States income taxation on only a portion of their income.

     Since we and Celebrity conduct a trade or business in the United States, we and Celebrity would be taxable at regular corporate rates on our company taxable income (i.e., without regard to the income of the vessel-owning subsidiaries), from United States sources, which includes 100% of income, if any, from transportation which begins and ends in the United States (not including possessions of the United States), 50% of income from transportation which either begins or ends in the United States, and no income from transportation which neither begins nor ends in the United States. The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a United States port, but that calls on more than one foreign port, will derive United States source income only from the first and last legs of such cruise. Because there are no regulations or other Internal Revenue Service interpretations of these rules, the applicability of the transportation income source rules in the aforesaid favorable manner is not free from doubt. In addition, if any of our earnings and profits effectively connected with our United States trade or business are withdrawn or are deemed to have been withdrawn from our United States trade or business (by dividend distribution, for example, or otherwise), such withdrawn amount would be subject to a "branch profits" tax at the rate of 30%. The amount of such earnings and profits would be equal to the aforesaid United States source income, with certain generally minor adjustments, less income taxes. Finally, we and Celebrity would also be potentially subject to tax on portions of certain interest paid by us at rates of up to 30%.

     If Section 883 of the Code were not available to a vessel-owning subsidiary, such subsidiary would be subject to a special 4% tax on its United States source gross transportation income, if any, each year because its income is derived from the leasing of a vessel and because it does not have a fixed place of business in the United States. Such United States source gross transportation income may be determined under any reasonable method, including ratios based upon (i) days traveling directly to or from United States ports to total days traveling; or (ii) the lessee's United States source gross income from the vessel (as determined under the source rules discussed in the preceding paragraph, and subject to the assumptions and qualifications set forth therein) to the lessee's total gross income from the vessel.

     While we believe that the methods we would use to calculate our United States source income are reasonable, the calculations would be based on an interpretation of applicable law that in many respects is not clear due to the absence of controlling regulations. Our position as to certain matters of law and our determination of the amount of income subject to United States taxation could be challenged by the Internal Revenue Service and, if so challenged, might not be upheld by a United States court. Furthermore, there can be no assurance that the applicable law will not change or that regulations or rulings will not take a different position. In addition, although we do not currently intend to change our operations or the operations of our subsidiaries, such a change, or changes in the amount, source or character of our or any subsidiary's income and expense, could affect the amount of income that would be subject to United States tax in the event Section 883 of the Code were not available to us or our subsidiaries.

ITEM 2.  DESCRIPTION OF PROPERTY

     Our principal executive office and shoreside operations are located on the Port of Miami, Florida where we lease three office buildings totaling approximately 359,430 square feet from Miami-Dade County, Florida under long-term leases with initial terms expiring in various years on and after 2011. We also lease space in Wichita, Kansas for use primarily as an additional reservation center.

     Royal Caribbean International operates two private destinations: (i) CocoCay, an island we own which is known as Little Stirrup Cay and is located in the Bahamas; and (ii) Labadee, a secluded peninsula which we lease and is located on the north coast of Haiti.

     We believe that our facilities are adequate for our current needs. We evaluate our needs periodically and obtain additional facilities when considered necessary.

ITEM 3.  LEGAL PROCEEDINGS

     Since October 1994, the U.S. Government has been investigating our waste disposal practices through a series of federal grand jury proceedings. In July 1999, we entered into a plea agreement with the U.S. Department of Justice in order to resolve those investigations. Under the plea agreement, we agreed to plead guilty to twenty-one felony counts and to pay a criminal fine of $18 million to resolve all outstanding counts against Royal Caribbean. The felony counts relate to the improper disposal of oil-contaminated bilge water and attempts to conceal such activities from the U.S. Coast Guard, the improper disposal of other waste water, known as gray water, that was contaminated with pollutants, and the storage of hazardous waste on land for more than 90 days without a permit. The plea agreement calls for us to be on probation for up to five years and a Court supervised Environmental Compliance Plan. Although the plea agreement resolves the federal criminal investigation, it does not preclude us from becoming subject to additional civil or State actions. The July 1999 plea agreement is in addition to a plea agreement entered into in June 1998 pursuant to which we pled guilty to eight felony counts and paid a criminal fine of $9 million for other similar offenses. In January 2000, we entered into a settlement with the State of Alaska resolving a civil lawsuit filed by the State against us seeking monetary damages for alleged violations of Alaskan laws relating to the discharge of oil and hazardous waste and agreed to make payments totaling $3.3 million.

     Beginning in December 1995, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity Cruises misrepresented to their guests the amount of their port charge expenses. Similar suits were filed against other companies in the cruise industry. In January 1999, Royal Caribbean International and Celebrity Cruises entered into agreements to settle the suits. Under the terms of the settlement agreements, each of Royal Caribbean International and Celebrity Cruises have issued travel vouchers having face amounts ranging from $8 to $30 in the case of Royal Caribbean International, and from $20 to $45 in the case of Celebrity Cruises, to guests who are U.S. residents and who sailed on Royal Caribbean International or Celebrity Cruises, as the case may be, between April 1992 and April 1997. Such vouchers may be applied to reduce the cruise fare of a future cruise on Royal Caribbean International or Celebrity Cruises, as the case may be, and are valid for up to three years from the date of issuance.

     Beginning in August 1996, several purported class-action suits were filed alleging that Royal Caribbean International and Celebrity Cruises should have paid commissions to travel agents on port charges included in the price of cruise fares. The suits seek damages in an unspecified amount. Similar suits are pending against other companies in the cruise industry. In December 1998, a Florida state court judge dismissed one of the class-action suits filed on behalf of travel agents for failure to state a claim under Florida law. The plaintiff in that case has filed an appeal of that decision. We are not able at this time to estimate the timing or impact of the travel agent proceedings on our business.

     In April 1999 a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. We are not able at this time to estimate the impact of these proceedings on our business; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on our results of operations.

     We are routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. We believe the outcome of such other claims which are not covered by insurance would not have a material adverse effect upon our financial condition or results of operations.

ITEM 4.  CONTROL OF REGISTRANT

PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 1, 2000 (i) by each person who is known by us to own beneficially more than 10% of any class of the outstanding common stock and (ii) by all of our directors and executive officers as a group.

                                                              NUMBER OF SHARES
                                                                 OF COMMON       PERCENTAGE
NAME                                                              STOCK(1)       OWNERSHIP
----                                                          ----------------   ----------
A. Wilhelmsen AS(2).........................................     46,329,330         25.2%
  Cruise Associates(3)......................................     50,781,900         27.6%
  All Directors and Officers (41 persons)(4)................      3,129,497          1.7%

---------------

(1) For purposes of this table, any security which a person or group has a right to acquire within 60 days after March 1, is deemed to be owned by such person or group. Such security is deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.
(2) A. Wilhelmsen AS is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.
(3) Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family.
(4) Includes (i) 1,549,024 shares of common stock issuable upon exercise of options granted to officers and directors, (ii) 1,071,412 shares of common stock held by Monument Capital Corporation as nominee for various trusts primarily for the benefit of certain members of the Fain family and (iii) 415,008 shares of common stock issued to a trust for the benefit of Mr. Fain. Mr. Fain disclaims beneficial ownership of some or all of the shares of common stock referred to in (ii) and (iii) above. Does not include shares of common stock held by A. Wilhelmsen AS or Cruise Associates.

     A. Wilhelmsen AS and Cruise Associates are parties to a shareholders agreement and, pursuant thereto, have agreed upon certain matters relative to our organization and operation and certain matters concerning their respective ownership of our voting stock. Pursuant to the shareholders agreement, A. Wilhelmsen AS and Cruise Associates have agreed to vote their shares of common stock in favor of the following individuals as our directors: (i) up to four nominees of A. Wilhelmsen AS (at least one of whom must be independent); (ii) up to four nominees of Cruise Associates (at least one of whom must be independent); and (iii) one nominee who must be Richard D. Fain or such other individual who is then employed as our chief executive officer. In connection with our acquisition of Celebrity, A. Wilhelmsen AS and Cruise Associates have agreed to vote their shares of common stock in favor of the election of one additional director to be nominated by Archinav Holdings, Ltd., for a specified period until 2004. In addition, until either of them should decide otherwise, A. Wilhelmsen AS and Cruise Associates have agreed to vote their shares of common stock in favor of two additional named directors of our board of directors.

     The shareholders agreement provides that A. Wilhelmsen AS and Cruise Associates will from time to time consider our dividend policy with due regard for the interests of the shareholders in maximizing the return on their investment and our ability to pay such dividends. The declaration of dividends shall at all times be subject to the final determination of our board of directors that a dividend is prudent at that time in consideration of the needs of the business. The shareholders agreement also provides that payment of dividends will depend, among other factors, upon our earnings, financial condition and capital requirements and the income and other tax liabilities of
A. Wilhelmsen AS, Cruise Associates and their respective affiliates relating to their ownership of common stock.

ITEM 5.  NATURE OF TRADING MARKET

     Our common stock is listed on the New York Stock Exchange ("NYSE") and the Oslo Stock Exchange ("OSE") under the symbol "RCL". Our convertible preferred stock is listed on the NYSE under the symbol "RCL Pr". The table below sets forth the quarterly high and low prices of the common stock and convertible preferred stock for our two most recent fiscal years:

                                         NYSE                   OSE                    NYSE
                                     COMMON STOCK         COMMON STOCK(1)        PREFERRED STOCK
                                  -------------------   --------------------   --------------------
1999                                HIGH        LOW       HIGH        LOW        HIGH        LOW
----                              --------    -------   --------    --------   --------    --------
First Quarter...................  $40  1/4    $31 3/8    302 1/2     246       $123 5/16   $ 98 11/16
Second Quarter..................   44  1/2     31 7/8    350         266 1/2    138 3/16    103
Third Quarter...................   51  5/8     41 1/16   401         328        156 5/8     131 1/8
Fourth Quarter..................   58  7/8     42 5/8    450         338        172 5/16    131 3/4

1998
----
First Quarter...................  $35  7/16   $24 3/4    262 1/2     185       $113        $ 80 1/8
Second Quarter..................   40  3/8     32 5/8    305         247 1/2    126 1/8     104
Third Quarter...................   43  29/32   23 1/8    327 1/2     195        139          72 2/3
Fourth Quarter..................   37  1/8     17        274         137        115 1/4      60

---------------

(1) Denominated in Norwegian Kroner.

     As of December 31, 1999, there were 1,010 record holders of common stock in the United States, holding 66,974,758 shares or approximately 37.0% of the total outstanding common stock.

     During 1999, we paid two quarterly cash dividends of $0.09 per common share, and two quarterly cash dividends of $0.11 per common share, totaling $69.1 million. In addition, we paid dividends on our convertible preferred stock totaling $12.5 million. During 1998, we paid two quarterly cash dividends of $0.08 per common share and two quarterly cash dividends of $0.09 per common share, totaling $55.2 million as well as dividends on our convertible preferred stock totaling $12.5 million.

     On March 10, 2000, we announced that we would redeem all outstanding shares of the convertible preferred stock on April 14, 2000. The shares of the convertible preferred stock will stop trading on the NYSE prior to the April 14th redemption date, and dividends will cease to accrue on the shares of convertible preferred stock on April 14th. The convertible preferred stock is convertible into shares of common stock at the option of the holder, and we believe that most holders will convert their shares of preferred stock into common stock prior to the April 14th redemption date.

     The declaration and payment of future common stock dividends, if any, will at all times be subject to the final determination of the Board of Directors that a dividend is prudent at the time in consideration of the needs of our business. Payment of dividends will depend, among other things, upon our earnings, financial condition and capital requirements and certain tax considerations of A. Wilhelmsen AS, Cruise Associates and their respective affiliates.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are now no exchange control restrictions on remittances of dividends on our common stock or our convertible preferred stock, or on the conduct of our operations in Liberia by reason of our incorporation in Liberia.

ITEM 7.  TAXATION

     Since (1) we are and intend to maintain our status as a "non-resident corporation" under the Internal Revenue Code of Liberia and (2) our vessel-owning subsidiaries are not now engaged, and are not in the future expected to engage, in any business in Liberia, including voyages exclusively within the territorial waters of the Republic of Liberia, we have been advised by Watson, Farley & Williams, our special Liberian counsel, that under current Liberian law, no Liberian taxes or withholding will be imposed on payments to holders of our securities other than a holder that is a resident Liberian entity or a resident individual or entity or a citizen of Liberia.

ITEM 8.  SELECTED FINANCIAL DATA

     The following selected financial data are for each of the fiscal years in the period 1995 through 1999 and as of the end of each such fiscal year. The financial information presented for fiscal years 1999, 1998 and 1997 and as of the end of fiscal years 1999 and 1998 is derived from our financial statements and should be read together with such financial statements and the related notes included elsewhere herein. The 1997 financial information includes the results of Celebrity commencing July 1, 1997.

                                                                FISCAL YEARS
                                       --------------------------------------------------------------
                                          1999         1998         1997         1996         1995
                                       ----------   ----------   ----------   ----------   ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues.............................  $2,546,152   $2,636,291   $1,939,007   $1,357,325   $1,183,952
Net Income...........................     383,853      330,770      175,127      150,866      148,958
Net income per share -- basic(1).....        2.15         1.90         1.17         1.19         1.17
Net income per share -- diluted(2)...        2.06         1.83         1.15         1.17         1.16
Dividends declared per common
  share..............................        0.40         0.34         0.29         0.27         0.24
Total assets.........................   6,380,511    5,686,076    5,339,748    2,842,299    2,203,243
Total debt, including capital
  leases.............................   2,342,177    2,469,082    2,572,696    1,366,967      935,692

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

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results Of Operations," include forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include:

     - general economic and business conditions,

     - cruise industry competition,

     - the impact of tax laws and regulations,

     - changes in other laws and regulations,

     - the delivery schedule of new vessels,

     - emergency ship repairs,

     - incidents involving cruise vessels at sea,

     - reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability,

     - changes in interest rates and

     - weather.

GENERAL

  Summary

     We reported improved net income and earnings per share for the year ended December 31, 1999 as shown in the table below. Net income increased 16.0% to $383.9 million or $2.06 per share on a diluted basis compared to $330.8 million or $1.83 per share in 1998. The improvements were attained despite a decline in revenues and operating income resulting from a temporary reduction in capacity. Monarch of the Seas missed 11 voyages during the first quarter of 1999 due to a grounding incident in mid-December 1998 and Grandeur of the Seas and Enchantment of the Seas lost two and six voyages, respectively, during the first half of 1999 due to unscheduled engine repairs. We recover certain lost income from ships being out of service through our loss-of-hire insurance. Included in net income for 1999 is approximately $26.5 million of loss-of-hire insurance, which is recorded in Other income (expense).

     Included in net income in 1999 and 1998 are charges of $14.0 million and $9.0 million, respectively, related to settlements with the U.S. Department of Justice and $3.3 million in 1999 related to a settlement with the State of Alaska. Net income for 1998 also includes a reduction in earnings of approximately $9.0 million related to the Monarch of the Seas incident. Accordingly, on a comparable basis, before the previously mentioned settlements and the Monarch of the Seas incident, earnings increased to $401.2 million or $2.15 per share in 1999, from $348.8 million or $1.93 per share in 1998.

     As a result of the temporary decline in capacity and the inclusion of loss-of-hire insurance in Other income (expense) during 1999, certain operating margins are not comparative year over year.

                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------
                                                            1999           1998           1997
                                                         -----------    -----------    -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues...............................................  $2,546,152     $2,636,291     $1,939,007
Operating Income.......................................     480,174        488,735        303,555
Net Income.............................................     383,853        330,770        175,127
Basic Earnings Per Share...............................  $     2.15     $     1.90     $     1.17
Diluted Earnings Per Share.............................  $     2.06     $     1.83     $     1.15

SELECTED STATISTICAL INFORMATION:

                                                             1999          1998         1997
                                                          ----------    ----------    ---------
Guests Carried..........................................   1,704,034     1,841,152    1,465,450
Guest Cruise Days.......................................  11,227,196    11,607,906    8,759,651
Occupancy Percentage....................................       104.7%        105.2%       104.2%

  Fleet Expansion

     Our fleet expansion continued with the delivery of Voyager of the Seas in October 1999, the first of three Voyager-class vessels to be added to the Royal Caribbean International fleet. With the delivery of Voyager of the Seas, six Vision-class vessels from 1995 through 1998 and the acquisition of Celebrity in 1997, our capacity has increased approximately 131.2% from 14,228 berths at December 31, 1994 to 32,900 at December 31, 1999.

     We currently have 10 ships on order, options to purchase two additional Vantage-class vessels and a letter of intent to purchase two additional Voyager-class vessels. The delivery dates for the two vessels on option are in the second quarters of 2005 and 2006. The vessels under the letter of intent would be scheduled for delivery in 2002 and 2003. The planned berths and expected delivery dates of the ships on order are as follows:

                                                                   EXPECTED
VESSEL                                                          DELIVERY DATES      BERTHS(1)
------                                                        -------------------   ---------
ROYAL CARIBBEAN INTERNATIONAL:
  Voyager-class
     Explorer of the Seas...................................     3rd Quarter 2000     3,100
     Adventure of the Seas..................................     1st Quarter 2002     3,100
  Vantage-class
     Radiance of the Seas...................................     1st Quarter 2001     2,100
     Brilliance of the Seas.................................     2nd Quarter 2002     2,100
     Unnamed................................................     2nd Quarter 2003     2,100
     Unnamed................................................     2nd Quarter 2004     2,100

CELEBRITY CRUISES:
  Millennium-class
     Millennium.............................................     2nd Quarter 2000     2,000
     Infinity...............................................     1st Quarter 2001     2,000
     Unnamed................................................     3rd Quarter 2001     2,000
     Unnamed................................................     2nd Quarter 2002     2,000

---------------

(1) Based on double occupancy per cabin.

     The Voyager-class vessels are the largest passenger cruise ships ever built. The Vantage-class vessels are a progression from Royal Caribbean International's Vision-class vessels, while the Millennium-class vessels are a progression from Celebrity Cruises' Century-class vessels.

     Based on the ships currently on order, our year-end berth capacity will increase 69.3% to 55,700 berths between 1999 and 2004.

     In May 1998, we sold Song of America for $94.5 million and recognized a gain on the sale of $31.0 million. We operated Song of America under a charter agreement until March 1999.

RESULTS OF OPERATIONS:

     The following table presents operating data as a percentage of revenues:

                                                                FOR THE YEAR ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                              1999     1998     1997
                                                              -----    -----    -----
Revenues....................................................  100.0%   100.0%   100.0%
Expenses:
  Operating.................................................   58.8     60.5     62.9
  Marketing, selling and administrative.....................   14.6     13.6     14.0
  Depreciation and amortization.............................    7.8      7.4      7.4
                                                              -----    -----    -----
Operating Income............................................   18.8     18.5     15.7
Other Income (Expense)......................................   (3.8)    (6.0)    (6.3)
                                                              -----    -----    -----
Income Before Extraordinary Item............................   15.0%    12.5%     9.4%
                                                              =====    =====    =====

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

  Revenues

     Revenues decreased 3.4% to $2.5 billion in 1999 compared to $2.6 billion for the same period in 1998. The decline in revenues is due to a 2.9% decrease in capacity and a 0.6% decline in gross revenue per available lower berth ("Yield"). The reduction in capacity is associated with the departure of Song of America from the fleet in March 1999 and a temporary decline in capacity associated with ships out of service as mentioned previously. The reduction in capacity was partially offset by the full-year impact of Vision of the Seas which entered service in the second quarter of 1998 and Voyager of the Seas which entered service in the fourth quarter of 1999. The decrease in Yield is primarily due to a reduction in air revenue per diems associated with fewer guests using our air program, partially offset by improved guest per diems.

     We offer air transportation as a service to our guests through our air program. Generally, revenues received from air tickets sold to guests are approximately the same as our underlying cost. Therefore, when a guest purchases his or her own air transportation, rather than use our air program, both our revenues and operating expenses decrease by approximately the same amount.

  Expenses

     Operating expenses decreased 6.1% to $1.5 billion in 1999 as compared to $1.6 billion in 1998. Included in operating expenses are charges of $17.3 million and $9.0 million in 1999 and 1998, respectively, related to settlements with the U.S. Department of Justice and the State of Alaska, as previously mentioned. The decrease in operating expenses is primarily due to the decline in capacity and lower air costs from fewer guests using our air program. As a percentage of revenues, operating expenses decreased from 60.5% in 1998 to 58.8% in 1999 primarily due to fewer guests using our air program.

     Marketing, selling and administrative expenses increased 3.5% to $371.8 million in 1999 from $359.2 million in 1998. The increase is primarily due to an increased investment in information technology spending and an increase in international advertising to enhance our brand awareness worldwide. As a percentage of revenue, marketing, selling and administrative expenses increased to 14.6% in 1999 from 13.6% in 1998. Approximately half of the margin increase is the result of higher expenses described above and approximately half is due to a decline in revenues from ships out of service.

     Depreciation and amortization remained relatively consistent at $197.9 million in 1999 compared to $194.6 million in 1998.

  Other Income (Expense)

     Gross interest expense (excluding capitalized interest) decreased to $165.2 million in 1999 as compared to $182.8 million in 1998. The decline is primarily due to a decrease in the average debt level from prepayments made during 1998 as well as a decrease in interest rates. Capitalized interest increased $19.6 million from $15.0 million in 1998 to $34.6 million in 1999, due to an increase in expenditures related to ships under construction.

     Included in Other income (expense) in 1999 is $26.5 million of loss-of-hire insurance resulting from ships out of service. Other income (expense) in 1998 includes a gain of $31.0 million from the sale of Song of America as well as a $32.0 million charge related to the write-down to fair market value of Viking Serenade. Also included in Other income (expense) in 1998 is $3.8 million of net costs related to the Monarch of the Seas incident. (See Year Ended December 31, 1998 Compared to Year Ended December 31, 1997.)

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

Concessionaires pay us a net commission which is recorded as revenue, in contrast to in-house operations, where shipboard revenues and related cost of sales are recorded on a gross basis.

  Expenses

     Operating expenses increased 30.7% in 1998 to $1.6 billion as compared to $1.2 billion in 1997. The increase in operating expenses was primarily due to the increase in capacity. Included in operating expenses is a $9.0 million charge related to the plea agreement with the U.S. Department of Justice. As a percentage of revenues, operating expenses decreased 2.4% in 1998 primarily due to improved ticket pricing as well as the inclusion of Celebrity's results for the full year of 1998 versus six months of 1997. Celebrity's operating expenses as a percentage of revenues were lower than Royal Caribbean International's due to lower shipboard cost of sales as a result of the higher use of concessionaires onboard Celebrity vessels as discussed above.

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

  Other Income (Expense)

     Interest expense, net of capitalized interest, increased to $167.9 million in 1998 as compared to $128.5 million in 1997. The increase is due to the increase in the average debt level as a result of our fleet expansion program as well as the acquisition of Celebrity in July 1997.

     Included in Other income (expense) in 1998 is a $31.0 million gain from the sale of SONG OF AMERICA as well as a $32.0 million charge related to the write-down to fair market value of Viking Serenade. Based on our strategic objectives, the unique circumstances of this vessel and indications of the current value of Viking Serenade, we recorded a write-down of the carrying value to its estimated fair market value. We continue to operate and depreciate the vessel which is classified as part of Property and Equipment on the balance sheet.

     On December 15, 1998, Monarch of the Seas experienced significant damage to the ship's hull and equipment, resulting in the ship being out of service until mid-March 1999. The incident resulted in a net reduction in earnings of approximately $9.0 million or $0.05 per share in the fourth quarter of 1998. This reduction is comprised of lost revenue, net of related variable expenses, of $5.2 million, and costs associated with repairs to the ship, guest transportation and lodging, commissions and various other costs, net of estimated insurance recoveries, of $3.8 million. The costs of $3.8 million were included in Other income (expense) for the quarter and year ended December 31, 1998.

     Included in Other income (expense) in 1997 is a $4.0 million gain from the sale of Sun Viking.

  Extraordinary Item

     Included in 1997 is an extraordinary charge of $7.6 million or $0.05 per share related to the early extinguishment of debt.

LIQUIDITY AND CAPITAL RESOURCES

  Sources and Uses of Cash

     Net cash provided by operating activities was $583.4 million in 1999 as compared to $526.9 million in 1998 and $434.1 million in 1997. The increase was primarily due to higher net income.

     In 1999, we issued 10,825,000 shares of common stock. The net proceeds were approximately $487.4 million.

     During the year ended December 31, 1999, our capital expenditures were approximately $1.0 billion as compared to $0.6 billion during 1998 and $1.1 billion during 1997. The largest portion of capital expenditures related to the delivery of Voyager of the Seas in 1999, delivery of Vision of the Seas in 1998, delivery of Rhapsody of the Seas, Enchantment of the Seas and Mercury in 1997, as well as progress payments for ships under construction in all years. Also included in capital expenditures are shoreside capital expenditures primarily related to information technology in support of our growth plans.

     We received proceeds of $94.5 million from the sale of a vessel during 1998.

     Capitalized interest increased to $34.6 million in 1999 from $15.0 million in 1998 and $15.8 million in 1997. The increase during 1999 was due to an increase in expenditures related to ships under construction.

     During 1999, we paid quarterly cash dividends on our common stock totaling $69.1 million as well as quarterly cash dividends on our preferred stock, totaling $12.5 million. During 1998, we paid quarterly cash dividends on our common stock totaling $55.2 million as well as quarterly cash dividends on our preferred stock, totaling $12.5 million.

     We made principal payments totaling approximately $127.9 and $343.2 million under various term loans and capital leases during 1999 and 1998, respectively.

  Future Commitments

     We currently have 10 ships on order for an additional capacity of 22,800 berths. The aggregate contract price of the 10 ships, which excludes capitalized interest and other ancillary costs, is approximately $3.9 billion, of which we deposited $247.0 million during 1999, $119.3 million during 1998 and $23.7 million during 1997. Additional deposits are due prior to the dates of delivery of $88.1 million in 2000, $64.6 million in 2001 and $39.6 million in 2002. We anticipate that overall capital expenditures, based on ships currently on order plus estimates of other shoreside capital expenditures, will be approximately $1.3, $1.6 and $1.4 billion for 2000, 2001 and 2002, respectively. The amount and timing of such expenditures are our current projections. Any additional ships ordered would have an impact on these estimates.

     We have options to purchase two additional Vantage-class vessels with delivery dates in the second quarters of 2005 and 2006. The options have an aggregate contract price of $804.6 million. We have the right to cancel the first option on or before August 31, 2000 and the second option on or before delivery of Radiance of the Seas, which is currently scheduled for the first quarter of 2001. We have also signed a letter of intent to purchase two additional Voyager-class vessels with delivery dates scheduled for 2002 and 2003. The aggregate contract price of the two ships is 1.1 billion euros. The letter of intent is subject to the fulfillment of certain conditions, such as financing by the shipyard.

     We had $2.3 billion of long-term debt of which $128.1 million is due during the 12-month period ending December 31, 2000.

     As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

  Funding Sources

     As of December 31, 1999, our liquidity was $1.1 billion consisting of $63.5 million in cash and cash equivalents and $1.0 billion available under our $1.0 billion unsecured revolving credit facility. Effective January 2000, we have $300.0 million available from April 1, 2000 through June 30, 2000 under a $300.0 million credit facility. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under our available credit facilities, the incurrence of additional indebtedness and sales of securities in private or public securities markets. In addition, the agreements related to six of the 10 ships under construction, require the shipyards to make available export financing for up to 80% of the contract price of the vessels.

  Other

     We enter into interest rate swap agreements to manage interest costs as part of our liability risk management program. The differential in interest rates to be paid or received under these agreements is recognized in income as part of interest expense over the life of the contracts. The objective of the program is to modify our exposure to interest rate movements. We continuously evaluate our debt portfolio, including interest rate swap agreements, and make periodic adjustments to the mix of fixed rate and floating rate debt based on our view of interest rate movements.

  Impact of Year 2000

     We experienced no significant computer system failures or disruptions as a result of the changeover from 1999 to 2000 (the "Year 2000 issue"), and the Year 2000 issue had no material adverse effect on the results of our operations, liquidity or financial condition. Since January 1, 1998, we incurred approximately $3.6 million in expense on efforts directly related to fixing the Year 2000 issue, as well as an additional $3.8 million of capital expenditures related to the accelerated replacement of non-compliant systems. Prior to 1998, we did not separately track associated Year 2000 software compliant costs.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  General

     We are exposed to market risk attributable to changes in interest rates, currency exchange rates and commodity prices. As a result, we enter into various derivative transactions to manage a portion of these exposures to market risk pursuant to our hedging practices and policies. The impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivatives positions are monitored using techniques including market valuations and sensitivity analysis.

  Interest Rate Risk

     Our exposure to market risk for changes in interest rates relates to our long-term debt obligations. At December 31, 1999, the fair value of our long-term fixed rate debt was estimated at $2,340.0 million using quoted market prices where available, or discounted cash flow analyses. Market risk associated with our long-term debt is the potential increase in fair value resulting from a decrease in interest rates. We use interest rate swaps to modify our exposure to interest rate movements and manage our interest expense. Our interest rate swaps are primarily floating rate instruments that are tied to LIBOR. The fair value of our interest rate swaps was approximately $(13.7) million at December 31, 1999. A 10% decrease in assumed interest rates would increase the fair value of our long-term debt by approximately $87.3 million. This increase would be partially offset by an increase in the fair value of our interest rate swaps of $14.3 million.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

     Our directors and executive officers are listed below. Officers are appointed by the Board of Directors.

     At our 1999 Annual Meeting, our shareholders approved the establishment of a classified board of directors. Four directors were elected for a term of one year, four directors were elected for a term of two years and four directors were elected for a term of three years, and until their successors are duly elected and qualified. In subsequent meetings, each newly elected director will serve three years from the date of his or her election.

                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
Richard D. Fain(1).........................  52    Chairman, Chief Executive Officer and
                                                   Director
Jack L. Williams...........................  50    President, Royal Caribbean International
Richard E. Sasso...........................  50    President, Celebrity Cruises
Richard J. Glasier.........................  54    Executive Vice President and Chief
                                                   Financial Officer
Bonnie S. Biumi............................  37    Vice President and Treasurer
Michael J. Smith...........................  45    Vice President, General Counsel and
                                                   Secretary
Edwin W. Stephan(2)........................  68    Director and Vice Chairman
Tor Arneberg(2)............................  71    Director
Bernard W. Aronson(1)......................  53    Director
John D. Chandris(1)........................  49    Director
Kaspar K. Kielland(1)......................  70    Director
Laura Laviada(3)...........................  49    Director
Jannik Lindbaek(2).........................  61    Director
Eyal Ofer(3)...............................  49    Director
Thomas J. Pritzker(2)......................  49    Director
William K. Reilly(3).......................  60    Director
Arne Wilhelmsen(3).........................  70    Director

---------------

(1) Term as a director ends in 2000
(2) Term as a director ends in 2001
(3) Term as a director ends in 2002

     Richard D. Fain has served as our Chairman and Chief Executive Officer since April 1988. Mr. Fain has served as a Director since 1981. Mr. Fain is vice chairman of the International Council of Cruise Lines, an industry trade organization, and served as its chairman from 1992 to 1994. Mr. Fain is a director of Assuranceforeningen GARD, a mutual shipowners' insurance organization. Mr. Fain has been involved in the shipping industry for over 20 years. Mr. Fain has served as a director of SEMX Corporation, a manufacturer of electronics packaging materials, since November 1991.

     Jack L. Williams has served as President of Royal Caribbean International since January 1997. Formerly Vice President and General Sales Manager for American Airlines, Mr. Williams had been employed at American Airlines for 23 years in a variety of positions in finance, marketing and operations. In his most recent assignment, Mr. Williams was responsible for American Airlines' sales programs and promotions worldwide.

     Richard E. Sasso has served as President of Celebrity Cruises since January 1996. From the founding of Celebrity in 1990 through January 1996, Mr. Sasso served as its Senior Vice President Sales and Marketing. Mr. Sasso has been involved in the cruise industry for over 28 years.

     Richard J. Glasier has served as our Executive Vice President and Chief Financial Officer since June 1996 and as our Senior Vice President and Chief Financial Officer since 1985. Mr. Glasier has held various senior financial positions in the hospitality and cruise industry for 20 years.

     Bonnie S. Biumi has served as our Vice President and Treasurer since May 1999. From December 1997 through May 1999, Ms. Biumi served as the Chief Financial Officer of Neff Corp., a New York Stock Exchange listed equipment rental company based in Miami, Florida. From 1994 through 1997, Ms. Biumi served as Executive Vice President and Chief Financial Officer of People's Telephone Company, Inc., a Miami-based publicly owned telecommunications services company. Prior to that, Ms. Biumi was a senior manager with Price Waterhouse.

     Michael J. Smith has served as our Vice President, General Counsel and Secretary since February 1995 and Secretary and General Counsel since 1990.

     Edwin W. Stephan has served as a Director since January 1996. From our inception in 1968 through 1995, Mr. Stephan served as President or General Manager of the Company. Mr. Stephan has been involved in the cruise industry for over 30 years.

     Tor Arneberg has served as a Director since November 1988. Mr. Arneberg is a senior advisor and has served as an Executive Vice President of Nightingale & Associates, a management consulting company, since 1982. From 1975 until 1982, Mr. Arneberg co-founded and operated AgTek International, a company a company involved in the commercial fishing industry. Prior to that, Mr. Arneberg was director of marketing for Xerox Corporation. He is an executive trustee and vice president of the American Scandinavian Foundation and received a silver medal in the 1952 Summer Olympics in Helsinki, Finland as a member of the Norwegian Olympic Yachting Team.

     Bernard W. Aronson has served as a Director since July 1993. Mr. Aronson is currently Managing Partner of ACON Investments, LLC. Prior to that he served as international advisor to Goldman, Sachs & Co. From June 1989 to July 1993, Mr. Aronson served as Assistant Secretary of State for Inter-American Affairs. Prior to that, Mr. Aronson served in various positions in the private and government sectors. Mr. Aronson is a member of the Council on Foreign Relations. Since January, 1998, Mr. Aronson has served as a Director of Liz Claiborne, Inc.

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

     Laura Laviada has served as a Director since July 1997. Ms. Laviada is the President and Chief Executive Officer of Editorial Televisa, a Spanish language magazine publishing company based in Mexico and a Grupo Televisa subsidiary. A former magazine editor, Ms. Laviada began her career in 1979 when she founded TU magazine. In 1988, she created ERES and two years later created SOMOS. In 1995, when Editorial Eres merged with Editorial Televisa, Ms. Laviada was named President and Chief Executive Officer of the company.

     Jannik Lindbaek has served as a Director since May 1999. From 1994 until 1999, Mr. Lindbaek served as Executive Vice President of International Finance Corp., Washington D.C. International Finance Corp. is the private sector arm of the World Bank Group and makes equity investments and loans to private sector projects in developing countries. From 1986 until 1994, Mr. Lindbaek served as President and Chief Executive Officer of Nordic Investment Bank, Helsinki, Finland, a multilateral financial institution owned by the five Nordic countries. From 1976 through 1985, Mr. Lindbaek served as President and Chief Executive Officer of Storebrand Insurance Co., Oslo, Norway, the largest insurance group in Norway. Mr. Lindbaek is a director of Vital Life Insurance Co., Anders Wilhelmsen & Co. and Chairman of the Board (non-executive) of Den norske Bank. Mr. Lindbaek also serves on the International Advisory Boards of The Chubb Corporation and the East African Development Bank and is Chairman of the Bergen Festival of Music and Drama, Bergen, Norway.

     Eyal Ofer has served as a Director since May 1995. Mr. Ofer has served as the Chief Executive Officer of Carlyle M.G. Limited since May 1991.

     Thomas J. Pritzker has served as a Director since February 1999. Mr. Pritzker is President of The Pritzker Organization and a partner in the law firm of Pritzker & Pritzker. He is Chairman of Hyatt Hotels and Resorts and President of Hyatt Corporation. Mr. Pritzker is also a founder and Chairman of First Health Corporation, a publicly traded company engaged in the managed care industry, and a founder and a director of Triton Container Holding, Ltd., a major lessor of dry van containers. Mr. Pritzker is a member of the Board of Trustees of the University of Chicago and the Art Institute of Chicago where he is Chairman of the Committee on Asian Art.

     William K. Reilly has served as a Director since January 1998. Mr. Reilly is the Chief Executive Officer of Aqua International Partners, an investment group which finances water purification in developing countries. From 1989 to 1993, Mr. Reilly served as the Administrator of the U.S. Environmental Protection Agency. He has also previously served as the Payne Visiting Professor at Stanford University's Institute of International Studies, president of World Wildlife Fund and of The Conservation Foundation, executive director of the Rockefeller Task Force on Land Use and Urban Growth and Chairman of the Natural Resources Council of America. He serves on the Board of Trustees of the American Academy in Rome, the National Geographic Society, World Wildlife Fund, the Packard Foundation, Yale University Corporation and the Presidio Trust. He also serves as a director of Dupont, Conoco and Evergreen Holdings.

     Arne Wilhelmsen has served as a Director since 1968. Mr. Wilhelmsen, one of our founders, is a principal and Chairman of the Board of Anders Wilhelmsen & Co. A/S and other holding companies in the Anders Wilhelmsen & Co. Group. Mr. Wilhelmsen has been involved in the shipping industry for over 40 years.

     Our Compensation Committee consists of not less than two directors who are not salaried officers of our company. The purpose of the Compensation Committee is to review the compensation of our executives and to make determinations relative to that. The current members of the Compensation Committee are Mr. Arneberg and Mr. Aronson.

     The Audit Committee consists of three directors. The purpose of the Audit Committee is to provide general oversight of audit, legal compliance and potential conflict of interest matters. The current members of the Audit Committee are Messrs. Arneberg, Aronson and Lindbaek.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

CASH COMPENSATION

     We paid our directors and officers (46 persons) aggregate cash compensation of $12.0 million during the year ended December 31, 1999.

EXECUTIVE COMPENSATION PURSUANT TO PLANS

  Executive Bonus Plan

     Our Executive Bonus Plan provides a means of rewarding key executives who contribute to our profitable growth. Annual bonuses under the Executive Bonus Plan are paid to eligible executives based upon (i) the extent to which our financial performance during the year meets certain established objectives and
(ii) the extent to which the executive attains established individual and corporate performance objectives. The Executive Bonus Plan is administered by the Compensation Committee of the Board of Directors.

  Retirement Plan and Other Executive Compensation Plans

     All eligible shoreside officers and employees are participants in our Retirement Plan. Contributions of between 8% and 12% of the participant's compensation (as defined in the plan), depending on the length of such participant's employment, are made on an annual basis to the participant's account. Benefits under the Retirement Plan are payable on the later of the date the participant attains the age of 65 or the date the participant actually retires, but in no event later than the April 1st following the calendar year in which the participant attains the age of 70 1/2. Benefits are payable as follows: (i) in a single lump sum, payable upon termination of employment; (ii) as a life annuity, payable monthly upon retirement during the lifetime of the employee; (iii) in installments payable upon retirement for a period not to exceed 120 months; or (iv) a joint and 50% surviving spouse annuity, payable monthly upon retirement during the lifetime of the employee and spouse.

     We also have a Supplemental Executive Retirement Plan ("SERP"). Under SERP, we accrue, but do not fund, an annual amount for the account of each Company Executive equal to the reduction in our contribution under the Retirement Plan due to recently enacted changes to Section 401(a)(17) of the Code. Other terms and benefits of SERP are the same as those of the Retirement Plan.

     In connection with his employment, Richard D. Fain is entitled to receive upon his cessation of employment by us for any reason the assets of a grantor trust established by us for the benefit of Mr. Fain. We make quarterly contributions of common stock to the grantor trust and will continue to do so until the earlier of the cessation of Mr. Fain's employment or June 2014.

     The aggregate amount set aside or accrued during 1999 to provide pension, retirement or other executive compensation benefits for the 46 directors and officers as a group was $1.3 million.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     Our 1990 Employee Stock Option Plan provides for the issuance of options to directors, officers and other key employees to purchase up to 6,703,000 shares of our common stock. As of March 22, 2000 there were outstanding under the 1990 Employee Stock Option Plan options to purchase an aggregate of 3,777,982 shares of common stock. The outstanding options are exercisable at prices ranging from $7.24 to $44.19 per share and expire on various dates between January 31, 2001 and September 2, 2009. By its terms, the 1990 Employee Stock Option Plan terminated on March 14, 2000. No new options may be granted under the plan although all outstanding options still remain in effect.

     Our 1995 Incentive Stock Option Plan provides for the issuance of options to purchase up to 2,700,000 shares of our common stock to officers and other key employees. In September 1999, the Board of Directors increased to 3,700,000 the number of shares available for issuance of options under the Incentive Stock Option Plan, subject to approval by our shareholders at the 2000 Annual Meeting. As of March 22, 2000, there were outstanding under the 1995 Incentive Stock Option Plan, options to purchase an aggregate of 2,695,590 shares of common stock. The outstanding options are exercisable at prices ranging from $11.19 to $48.00 per share and expire on various dates between February 3, 2005 and March 3, 2010.

     In September 1999, our Board of Directors adopted the 2000 Stock Option Plan, subject to approval by our shareholders at the 2000 Annual Meeting. The 2000 Stock Option Plan provides for the issuance of options to directors, officers and other key employees to purchase up to 8,000,000 shares of our common stock. As of March 22, 2000, there were outstanding under the 2000 Stock Option Plan, options to purchase an aggregate of 2,461,600 shares of common stock. The outstanding options are exercisable at prices ranging from $28.78 to $48.00 per share and expire on various dates between September 2, 2009 and March 3, 2010.

     In connection with our initial public offering in April 1993, we issued 379,714 stock options at an exercise price of $9.00 per share to one of our officers. The options, which vested immediately, will generally expire upon termination of the Officer's employment. As of March 22, 2000, 354,714 options were outstanding.

     The 1994 Employee Stock Purchase Plan provides for the grant of rights to eligible employees to purchase a maximum of 800,000 shares of common stock. The 1994 Employee Stock Purchase Plan is generally available to all of our employees who have been employed for at least one year and who customarily work at least five months per calendar year. Offerings to employees under the 1994 Employee Stock Purchase Plan are made on a quarterly basis. Subject to certain limitations, the purchase price for each share of common stock under the 1994 Employee Stock Purchase Plan is equal to 90% of the average of the market prices of the common stock as reported on the NYSE on the first business day of the purchase period and the last business day of each month of the purchase period.

     Effective January 1, 1998, we instituted a program, "Taking Stock in Employees," to award stock to employees up to a maximum of 1,400,000 shares of common stock. Employees are awarded 50 shares of our common stock which vest over a 10-year period. Employees can elect to receive cash equal to the fair market value of the stock upon vesting. Compensation expense was $3.3 million in 1999 related to this program.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Not applicable.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

     In February 1999, we amended our By-Laws to increase the shareholder vote to call a special meeting from 20% to 50%. Effective as of the 1999 Annual Meeting, we also amended the By-Laws to require that any shareholder proposal or nomination for election to the Board of Directors must be submitted to our Secretary at least 120 days in advance of the first anniversary of our last annual meeting.

     In May 1999, we (i) amended our By-Laws and Articles of Incorporation to provide for a classified Board of Directors, and (ii) amended our Articles of Incorporation to increase, subject to certain exceptions, from a majority to 66 2/3% the number of outstanding shares needed to amend the Articles of Incorporation or to approve any shareholder proposed amendment to the By-Laws. This latter amendment does not apply to any amendment to the Articles of Incorporation (a) to change our registered agent or registered address; (b) to change the authorized number of shares of our stock which we shall have authority to issue; and (c) which arises from the filing of a copy of a resolution establishing and designating the shares of any class or any series of any class.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     Our Consolidated Financial Statements have been prepared in accordance with
Item 18 hereof.

ITEM 18.  FINANCIAL STATEMENTS

     Our Consolidated Financial Statements are included beginning at page F-1 of this report and are hereby incorporated herein by this reference.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) The list of financial statements is set forth in the accompanying Index to Consolidated Financial Statements and is hereby incorporated herein by this reference.

     (b) The exhibits listed on the accompanying Exhibit Index are filed and incorporated by reference as part of this report and such Exhibit Index is hereby incorporated by this reference.

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

                                               ROYAL CARIBBEAN CRUISES LTD.
                                                       (Registrant)

                                          By: /s/  RICHARD J. GLASIER
                                            ------------------------------------
                                                     Richard J. Glasier
                                                Executive Vice President and
                                                  Chief Financial Officer

Date: April 4, 2000

                          ROYAL CARIBBEAN CRUISES LTD.

                          FINANCIAL TABLE OF CONTENTS

Report of Independent Public Accountants....................  F-2
Consolidated Statements of Operations.......................  F-3
Consolidated Balance Sheets.................................  F-4
Consolidated Statements of Cash Flows.......................  F-5
Notes to the Consolidated Financial Statements..............  F-6

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Directors
of Royal Caribbean Cruises Ltd.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Royal Caribbean Cruises Ltd. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Miami, Florida
January 28, 2000

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   YEAR ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                1999         1998         1997
                                                             ----------   ----------   ----------
INCOME STATEMENT
Revenues...................................................  $2,546,152   $2,636,291   $1,939,007
                                                             ----------   ----------   ----------
Expenses
  Operating................................................   1,496,252    1,593,728    1,219,268
  Marketing, selling and administrative....................     371,817      359,214      272,368
  Depreciation and amortization............................     197,909      194,614      143,816
                                                             ----------   ----------   ----------
                                                              2,065,978    2,147,556    1,635,452
                                                             ----------   ----------   ----------
Operating Income...........................................     480,174      488,735      303,555
                                                             ----------   ----------   ----------
Other Income (Expense)
  Interest income..........................................       8,182       15,912        4,666
  Interest expense, net of capitalized interest............    (130,625)    (167,869)    (128,531)
  Other income (expense)...................................      26,122       (6,008)       2,995
                                                             ----------   ----------   ----------
                                                                (96,321)    (157,965)    (120,870)
                                                             ----------   ----------   ----------
Income Before Extraordinary Item...........................     383,853      330,770      182,685
Extraordinary Item.........................................          --           --       (7,558)
                                                             ----------   ----------   ----------
Net Income.................................................  $  383,853   $  330,770   $  175,127
                                                             ==========   ==========   ==========
EARNINGS PER SHARE
Basic Earnings Per Share
  Income before extraordinary item.........................  $     2.15   $     1.90   $     1.22
  Extraordinary item.......................................          --           --        (0.05)
                                                             ----------   ----------   ----------
  Net income...............................................  $     2.15   $     1.90   $     1.17
                                                             ==========   ==========   ==========
Diluted Earnings Per Share
  Income before extraordinary item.........................  $     2.06   $     1.83   $     1.20
  Extraordinary item.......................................          --           --        (0.05)
                                                             ----------   ----------   ----------
  Net income...............................................  $     2.06   $     1.83   $     1.15
                                                             ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                                 1999          1998
                                                              ----------    ----------
                                        ASSETS
Current Assets
  Cash and cash equivalents.................................  $   63,470    $  172,921
  Trade and other receivables, net..........................      53,459        36,532
  Inventories...............................................      26,398        31,834
  Prepaid expenses..........................................      51,050        45,044
                                                              ----------    ----------
          Total current assets..............................     194,377       286,331
Property and Equipment-at cost less accumulated depreciation
  and amortization..........................................   5,858,185     5,073,008
Goodwill -- less accumulated amortization of $117,778
  and $107,365, respectively................................     299,388       309,801
Other Assets................................................      28,561        16,936
                                                              ----------    ----------
                                                              $6,380,511    $5,686,076
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current portion of long-term debt.........................  $  128,086    $  127,919
  Accounts payable..........................................     103,041       115,833
  Accrued liabilities.......................................     209,104       243,477
  Customer deposits.........................................     465,033       402,926
                                                              ----------    ----------
          Total current liabilities.........................     905,264       890,155
Long-Term Debt..............................................   2,214,091     2,341,163
Commitments and Contingencies (Note 12)
Shareholders' Equity
  Preferred stock ($.01 par value; 20,000,000 shares
     authorized; 3,450,000 cumulative convertible preferred
     shares issued; 3,444,000 and 3,450,000 shares
     outstanding stated at liquidation value)...............     172,200       172,500
  Common stock ($.01 par value; 500,000,000 shares
     authorized 181,217,378 and 168,945,222 shares
     issued)................................................       1,812         1,690
  Paid-in capital...........................................   1,866,647     1,361,796
  Retained earnings.........................................   1,225,976       923,691
  Treasury stock (394,836 and 354,492 common shares at
     cost)..................................................      (5,479)       (4,919)
                                                              ----------    ----------
          Total shareholders' equity........................   3,261,156     2,454,758
                                                              ----------    ----------
                                                              $6,380,511    $5,686,076
                                                              ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                            ------------------------------------
                                                              1999        1998          1997
                                                            --------   -----------   -----------
OPERATING ACTIVITIES
Net income................................................  $383,853   $   330,770   $   175,127
Adjustments:
  Depreciation and amortization...........................   197,909       194,614       143,816
  Gain on sale of assets..................................        --       (31,031)       (4,000)
  Write-down of vessel to fair value......................        --        32,035            --
  Extraordinary item......................................        --            --         2,387
Changes in operating assets and liabilities:
  (Increase) decrease in trade and other receivables,
     net..................................................   (16,927)      (13,904)          145
  Decrease (increase) in inventories......................     5,436         5,440        (1,885)
  Increase in prepaid expenses............................    (6,006)       (3,600)       (6,206)
  (Decrease) increase in accounts payable, trade..........   (12,792)        7,359         2,010
  (Decrease) increase in accrued liabilities..............   (34,373)       27,722        31,299
  Increase (decrease) in customer deposits................    62,107       (26,477)       89,896
  Other, net..............................................     4,151         3,930         1,532
                                                            --------   -----------   -----------
          Net cash provided by operating activities.......   583,358       526,858       434,121
                                                            --------   -----------   -----------
INVESTING ACTIVITIES
Purchase of property and equipment........................  (972,481)     (556,953)   (1,106,214)
Proceeds from sale of assets..............................        --        94,500        99,966
Acquisition of Celebrity Cruise Lines Inc., net of cash,
  cash equivalents and short-term investments acquired....        --            --      (152,423)
Other, net................................................   (14,963)          247       (11,802)
                                                            --------   -----------   -----------
          Net cash used in investing activities...........  (987,444)     (462,206)   (1,170,473)
                                                            --------   -----------   -----------
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt..................        --       296,141       695,189
Repayment of long-term debt...............................  (127,919)     (403,178)     (367,353)
Dividends.................................................   (81,568)      (67,734)      (49,984)
Proceeds from issuance of common stock....................   487,399       165,532       364,631
Proceeds from issuance of preferred stock.................        --            --       167,030
Other, net................................................    16,723         6,715        (2,787)
                                                            --------   -----------   -----------
          Net cash provided by (used in) financing
            activities....................................   294,635        (2,524)      806,726
                                                            --------   -----------   -----------
Net (Decrease) Increase in Cash and Cash Equivalents......  (109,451)       62,128        70,374
Cash and Cash Equivalents, Beginning of Year..............   172,921       110,793        40,419
                                                            --------   -----------   -----------
Cash and Cash Equivalents, End of Year....................  $ 63,470   $   172,921   $   110,793
                                                            ========   ===========   ===========
SUPPLEMENTAL DISCLOSURE
Interest paid, net of amount capitalized..................  $133,925   $   170,278   $   127,457
                                                            ========   ===========   ===========
Capital stock issued for acquisition......................  $     --   $        --   $   270,000
                                                            ========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  GENERAL

  Description of Business

     Royal Caribbean Cruises Ltd., a Liberian corporation, and its subsidiaries (the "Company"), is a global cruise company. The Company operates two cruise brands, Royal Caribbean International, which operates 12 cruise ships, and Celebrity Cruises, which operates five cruise ships. The Company's ships operate worldwide and call on destinations in Alaska, Australia, the Bahamas, Bermuda, Canada, the Caribbean, Europe, the Far East, Hawaii, Mexico, New England, the Panama Canal and Scandinavia.

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

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cruise Revenues and Expenses

     Deposits received on sales of guest cruises are recorded as customer deposits and are recognized, together with revenues from shipboard activities and all associated direct costs of a voyage, upon completion of voyages with durations of 10 days or less and on a pro rata basis for voyages in excess of 10 days. Certain revenues and expenses for pro rata voyages are estimated.

  Cash and Cash Equivalents

     Cash and cash equivalents include cash and marketable securities with original maturities of less than 90 days.

  Inventories

     Inventories consist of provisions, supplies, fuel and gift shop merchandise carried at the lower of cost (weighted-average) or market.

  Property and Equipment

     Property and equipment are stated at cost. Significant vessel improvement costs are capitalized as additions to the vessel, while costs of repairs and maintenance are charged to expense as incurred. The Company capitalizes interest as part of the cost of construction. The Company reviews long-lived assets, identifiable intangibles and goodwill and reserves for impairment whenever events or changes in circumstances indicate, based on estimated future cash flows, that the carrying amount of the assets will not be fully recoverable.

     Depreciation of property and equipment, which includes amortization of vessels under capital lease, is computed using the straight-line method over useful lives of primarily 30 years for vessels and three to 10 years for other property and equipment. (See Note 5-Property and Equipment.)

  Goodwill

     Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized over 40 years using the straight-line method.

                          ROYAL CARIBBEAN CRUISES LTD.

  Advertising Costs

     Advertising costs are expensed as incurred except those costs which result in tangible assets, such as brochures, are treated as prepaid supplies and charged to operations as consumed. Advertising expense consists of media advertising as well as brochure, production and direct mail costs. Media advertising was $93.1, $76.7 and $62.5 million, and brochure, production and direct mail costs were $57.4, $63.2 and $33.7 million for the years 1999, 1998 and 1997, respectively.

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

  Stock-Based Compensation

     The Company accounts for stock-based compensation using the intrinsic value method and discloses certain fair market value information with respect to its stock option activity in the notes to the financial statements.

  Segment Reporting

     The Company operates two brands, Royal Caribbean International and Celebrity Cruises. The brands have been aggregated as a single operating segment based on the similarity of their economic characteristics as well as product and services provided.

                          ROYAL CARIBBEAN CRUISES LTD.

     Information about geographic areas is shown in the table below. Revenues are attributed to geographic areas based on the source of the customer.

                                                              1999   1998   1997
                                                              ----   ----   ----
Revenues:
United States...............................................  83%    84%    85%
All Other Countries.........................................  17%    16%    15%

NOTE 3.  STOCK SPLIT

     On June 23, 1998, the Company authorized a two-for-one split of its common stock effected in the form of a stock dividend. The additional shares were distributed on July 31, 1998 to shareholders of record on July 10, 1998. All share and per share information has been retroactively restated to reflect this stock split.

NOTE 4.  ACQUISITION

     In July 1997, the Company acquired all of the outstanding stock of Celebrity Cruise Lines Inc. ("Celebrity"), a provider of cruises to the North American market. The purchase price was $515.0 million, payable in cash of $245.0 million and 14,896,552 shares of the Company's common stock. This acquisition has been accounted for under the purchase method and the results of the operations of Celebrity have been included in the consolidated financial statements since July 1, 1997. The total cost of the acquisition was allocated to the tangible assets acquired and liabilities assumed based on their respective fair values.

     The following unaudited pro forma information presents a summary of consolidated results of operations of the Company, including Celebrity, as if the acquisition had occurred January 1, 1997 (in thousands, except per share amounts).

                                                                 1997
                                                              ----------
Revenue.....................................................  $2,196,571
Income before extraordinary item............................  $  174,406
Net income..................................................  $  166,848

Earnings per share
Income before extraordinary item
  Basic.....................................................  $     1.10
  Diluted...................................................  $     1.10
Net income
  Basic.....................................................  $     1.05
  Diluted...................................................  $     1.05

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

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 5.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                 1999         1998
                                                              ----------   ----------
Land........................................................  $    7,549   $    5,320
Vessels.....................................................   5,158,278    4,457,070
Vessels under capital lease.................................     766,826      763,350
Vessels under construction..................................     495,483      285,243
Other.......................................................     223,920      170,290
                                                              ----------   ----------
                                                               6,652,056    5,681,273
Less -- accumulated depreciation and amortization...........    (793,871)    (608,265)
                                                              ----------   ----------
                                                              $5,858,185   $5,073,008
                                                              ==========   ==========

     Vessels under construction includes progress payments for the construction of new vessels as well as planning, design, interest, commitment fees and other associated costs. The Company capitalized interest costs of $34.6, $15.0 and $15.8 million for the years 1999, 1998 and 1997, respectively. Accumulated amortization related to vessels under capital lease was $90.2 and $67.9 million at December 31, 1999 and 1998, respectively.

     In May 1998, the Company sold Song of America for $94.5 million and recognized a gain on the sale of $31.0 million which is included in Other income (expense). In the second quarter of 1998, the Company incurred a $32.0 million charge related to the write-down to fair market value of Viking Serenade. Based on the Company's strategic objectives, the unique circumstances of this vessel and indications of the current value of Viking Serenade, the Company recorded a write-down of the carrying value to its estimated fair market value which is included in Other income (expense). The Company continues to operate and depreciate the vessel which is classified as part of Property and Equipment on the balance sheet.

     In October 1997, the Company sold Sun Viking for $30.0 million and recognized a gain on the sale of $4.0 million. In September 1997, the Company sold Meridian. The sale price was $62.1 million and there was no gain or loss recognized in the transaction. The Company has recorded the gains in Other income (expense).

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 6.  LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                                 1999         1998
                                                              ----------   ----------
$1 billion revolving credit facility, LIBOR plus 0.30%
  interest rate on balances outstanding, 0.15% facility fee,
  due 2003..................................................  $       --   $       --
Senior Notes and Senior Debentures bearing interest at rates ranging from 6.75% to 8.25%, due 2002 through 2008, 2018
  and 2027..................................................   1,391,012    1,390,006
Unsecured fixed rate loan bearing interest at 8.0%, due
  2006......................................................     159,703      185,277
Fixed rate loans bearing interest at rates ranging from 6.7%
  to 8.0%, due through 2005, secured by certain Celebrity
  vessels...................................................     322,084      403,560
Variable rate loans bearing interest at 6.5% through Nov.
  2001, LIBOR plus 0.45% through 2004, due through 2004,
  secured by certain Celebrity vessels......................      25,342       30,978
Capital lease obligations, implicit interest rates ranging
  from 7.0% to 7.2%, due through 2011.......................     444,036      459,261
                                                              ----------   ----------
                                                               2,342,177    2,469,082
Less -- current portion.....................................    (128,086)    (127,919)
                                                              ----------   ----------
Long-term portion...........................................  $2,214,091   $2,341,163
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

     The Company's debt agreements contain covenants that require the Company, among other things, to maintain minimum liquidity amounts, net worth and fixed charge coverage ratios and limit debt to capital ratios. The Company is in compliance with all covenants as of December 31, 1999. Following is a schedule of principal repayments on long-term debt (in thousands):

YEAR
----
2000........................................................  $  128,086
2001........................................................     109,982
2002........................................................     260,009
2003........................................................     110,948
2004........................................................     217,940
Thereafter..................................................   1,515,212
                                                              ----------
                                                              $2,342,177
                                                              ==========

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 7.  SHAREHOLDERS' EQUITY

     The following represents an analysis of the changes in shareholders' equity for the years 1999, 1998 and 1997 (in thousands):

                                            PREFERRED   COMMON    PAID-IN      RETAINED    TREASURY
                                              STOCK     STOCK     CAPITAL      EARNINGS     STOCK       TOTAL
                                            ---------   ------   ----------   ----------   --------   ----------
Balance, January 1, 1997..................  $     --    $1,276   $  551,945   $  535,512   $(3,799)   $1,084,934
Issuance of Convertible Preferred Stock...   172,500       --        (5,470)          --        --       167,030
Acquisition of Celebrity Cruise Lines
  Inc.....................................        --      148       269,852           --        --       270,000
Issuance of Common Stock..................        --      187       364,444           --        --       364,631
Issuance under Employee Related Plans.....        --       10         7,533           --      (560)        6,983
Preferred stock dividends.................        --       --            --       (9,201)       --        (9,201)
Common stock dividends....................        --       --            --      (40,783)       --       (40,783)
Net Income................................        --       --            --      175,127        --       175,127
                                            --------    ------   ----------   ----------   -------    ----------
Balance, December 31, 1997................   172,500    1,621     1,188,304      660,655    (4,359)    2,018,721
Issuance of Common Stock..................        --       61       165,471           --        --       165,532
Issuance under Employee Related Plans.....        --        8         8,021           --      (560)        7,469
Preferred stock dividends.................        --       --            --      (12,506)       --       (12,506)
Common stock dividends....................        --       --            --      (55,228)       --       (55,228)
Net Income................................        --       --            --      330,770        --       330,770
                                            --------    ------   ----------   ----------   -------    ----------
Balance, December 31, 1998................   172,500    1,690     1,361,796      923,691    (4,919)    2,454,758
Issuance of Common Stock..................        --      108       487,291           --        --       487,399
Issuance under Preferred Stock
  Conversion..............................      (300)      --           300           --        --            --
Issuance under Employee Related Plans.....        --       14        17,260           --      (560)       16,714
Preferred stock dividends.................        --       --            --      (12,506)       --       (12,506)
Common stock dividends....................        --       --            --      (69,062)       --       (69,062)
Net Income................................        --       --            --      383,853        --       383,853
                                            --------    ------   ----------   ----------   -------    ----------
Balance, December 31, 1999................  $172,200    $1,812   $1,866,647   $1,225,976   $(5,479)   $3,261,156
                                            ========    ======   ==========   ==========   =======    ==========

     In 1999, the Company completed a public offering of 11,625,000 shares of common stock at a price of $46.69 per share. Of the total shares sold, 10,825,000 shares were sold by the Company and the balance of 800,000 shares were sold by a selling shareholder. After deduction of the underwriting discount and other estimated expenses of the offering, net proceeds to the Company were approximately $487.4 million.

     In March 1998, the Company completed a public offering of 13,800,000 shares of common stock at a price of $28.25 per share. Of the total shares sold, 6,100,690 shares were sold by the Company, and the balance of 7,699,310 shares were sold by selling shareholders. After deduction of the underwriting discount and other estimated expenses of the offering, net proceeds to the Company were approximately $165.5 million.

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

     The Company's Employee Stock Purchase Plan facilitates the purchase by employees of up to 800,000 shares of common stock commencing January 1, 1994. The purchase price is derived from a formula based on 90% of the fair market value of the common stock during the quarterly purchase period, subject to certain restrictions. Shares of common stock of 35,263, 35,546 and 33,276 were issued under the Employee Stock Purchase Plan at an average price of $37.81, $28.33 and $16.48 during 1999, 1998 and 1997, respectively.

                          ROYAL CARIBBEAN CRUISES LTD.

     Under an executive compensation program approved in 1994, the Company will award to a trust 10,086 shares of common stock per quarter, up to a maximum of 806,880 shares. The Company issued 40,344 shares each year under the program during 1999, 1998 and 1997.

     The Company has an Employee Stock Option Plan and an Incentive Stock Option Plan which provide for awards to officers, directors and key employees of the Company up to an aggregate 14,703,000 shares and 3,700,000 shares of common stock, respectively. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than 10 years after the date of grant. Options under the Employee Stock Option Plan generally become exercisable as to 40% of the amount granted two years after the grant date and 20% of the amount granted at the end of each of the three succeeding years. Options under the Incentive Stock Option Plan generally become exercisable as to 25% of the amount granted two years after the grant date and 25% of the amount granted at the end of each of the three succeeding years.

     Stock option activity and information about stock options are summarized in the following tables.

                                                              NUMBER OF     AVERAGE
STOCK OPTION ACTIVITY                                          OPTIONS       PRICE
---------------------                                         ----------    -------
Balance at January 1, 1997..................................   5,321,700    $10.81
  Granted...................................................   1,080,000    $19.49
  Exercised.................................................    (831,608)   $ 7.87
  Canceled..................................................     (95,776)   $13.16
                                                              ----------
Balance at December 31, 1997................................   5,474,316    $12.92
  Granted...................................................   2,013,000    $25.07
  Exercised.................................................    (652,474)   $ 9.90
  Canceled..................................................    (342,452)   $16.74
                                                              ----------
Balance at December 31, 1998................................   6,492,390    $16.78
  Granted...................................................   2,285,500    $39.23
  Exercised.................................................  (1,318,714)   $11.01
  Canceled..................................................    (565,004)   $23.03
                                                              ----------
Balance at December 31, 1999................................   6,894,172    $24.82
                                                              ==========
Available for Future Grants, end of the Year................   8,553,864

STOCK OPTIONS OUTSTANDING
AS OF DECEMBER 31, 1999

                                                      OUTSTANDING                        EXERCISABLE
                                         --------------------------------------   --------------------------
                                                      AVERAGE
                                                     REMAINING      AVERAGE                      AVERAGE
EXERCISE PRICE RANGE                      SHARES       LIFE      EXERCISE PRICE    SHARES     EXERCISE PRICE
--------------------                     ---------   ---------   --------------   ---------   --------------
$7.24 - $12.16.........................    923,430   4.6 years       $ 9.96         653,380       $ 9.35
$13.31 - $19.97........................  1,649,842   6.2 years       $14.59         916,850       $13.98
$21.92 - $32.85........................  2,155,400   8.3 years       $24.34          78,950       $21.92
$35.09 - $44.19........................  2,165,500   9.4 years       $39.42              --           --
                                         ---------                                ---------
                                         6,894,172   7.6 years       $24.82       1,649,180       $12.53
                                         =========                                =========

     The Company uses the intrinsic value method of accounting for stock-based compensation. Had the fair value based method been used to account for such compensation, compensation costs would have reduced net income by $15.0, $8.2 and $4.0 million or $0.08, $0.05 and $0.03 per share in 1999, 1998 and 1997, respectively. The weighted-average fair value of options granted during 1999, 1998 and 1997 was $15.52, $10.49 and $7.80, respectively. Fair market value information for the Company's stock options for 1999, 1998 and 1997 was estimated using the Black-Scholes Model assuming an expected dividend rate of 1.0% in 1999

                          ROYAL CARIBBEAN CRUISES LTD.

and 1.5% in 1998 and 1997, an estimated term of six years, a risk-free rate of return of approximately 5% in 1999 and 1998 and 6% in 1997, and an expected volatility of 35.6%, 35.0% and 28.0% in 1999, 1998 and 1997, respectively.

     Effective January 1, 1998, the Company instituted a program, "Taking Stock in Employees," to award stock to employees up to a maximum of 1,400,000 shares of common stock. Employees are awarded 50 shares of the Company's stock which vest over a 10-year period. Employees can elect to receive cash equal to the fair market value of the stock upon vesting. Compensation expense was $3.3 and $3.6 million in 1999 and 1998, respectively, related to this program.

NOTE 8.  EARNINGS PER SHARE

     Below is a reconciliation between basic and diluted earnings per share before extraordinary item for the years ended December 31, 1999, 1998 and 1997 (in thousands, except per share amounts).

                                                                     FOR THE YEARS ENDED DECEMBER 31,
                                           ------------------------------------------------------------------------------------
                                                      1999                         1998                         1997
                                           --------------------------   --------------------------   --------------------------
                                                                 PER                          PER                          PER
                                            INCOME    SHARES    SHARE    INCOME    SHARES    SHARE    INCOME    SHARES    SHARE
                                           --------   -------   -----   --------   -------   -----   --------   -------   -----
Income before extraordinary item.........  $383,853                     $330,770                     $182,685
Less: Preferred stock dividend...........   (12,506)                     (12,506)                     (10,765)
                                           --------                     --------                     --------
Basic earnings per share.................   371,347   172,319   $2.15    318,264   167,577   $1.90    171,920   141,010   $1.22
                                                                =====                        =====                        =====
Effect of Dilutive Securities
  Stock options..........................               3,508                        2,940                        1,978
  Convertible preferred stock............    12,506    10,629             12,506    10,648             10,765     9,186
                                           --------   -------           --------   -------           --------   -------
Diluted earnings per share...............  $383,853   186,456   $2.06   $330,770   181,165   $1.83   $182,685   152,174   $1.20
                                           ========   =======   =====   ========   =======   =====   ========   =======   =====

     Extraordinary loss per share for the year ended 1997 for basic and diluted earnings per share was ($0.05).

NOTE 9.  RETIREMENT PLANS

     The Company maintains a defined contribution pension plan covering all of its full-time shoreside employees who have completed the minimum period of continuous service. Annual contributions to the plan are based on fixed percentages of participants' salaries and years of service, not to exceed certain maximums. Pension cost was $7.2, $6.9 and $4.9 million for the years 1999, 1998 and 1997, respectively.

     Effective January 1, 2000, the Company instituted a defined benefit pension plan to cover all of its shipboard employees not covered under another pension plan. Benefits to eligible employees are accrued based on the employee's years of service. The Company made an initial funding pursuant to this plan as of December 31, 1999.

NOTE 10.  INCOME TAXES

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

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 11.  FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments are as follows (in thousands):

                                                1999                        1998
                                      -------------------------   -------------------------
                                       CARRYING                    CARRYING
                                        AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                      -----------   -----------   -----------   -----------
Cash and Cash Equivalents...........  $    63,470   $    63,470   $   172,921   $   172,921
Long-Term Debt (including current
  portion of long-term debt)........   (2,342,177)   (2,339,960)   (2,469,082)   (2,564,985)
Interest Rate Swap Agreements in a
  net receivable (payable)
  position..........................        2,130       (13,661)        2,370        48,558

     The carrying amounts shown are the amounts reported in the consolidated balance sheets. The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of December 31, 1999 or 1998 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of the Company's financial instruments, none of which are held for trading or speculative purposes:

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

  Interest Rate Swap Agreements

     The fair value of interest rate swap agreements was estimated based on quoted market prices for similar or identical financial instruments to those held by the Company. The Company's exposure to market risk for changes in interest rates relates to its long-term debt obligations. Market risk associated with the Company's long-term debt is the potential increase in fair value resulting from a decrease in interest rates. The Company uses interest rate swaps to modify its exposure to interest rate movements and manage its interest expense. As of December 31, 1999, the Company had agreements in effect which exchanged fixed interest rates for floating interest rates in a notional amount of $850.0 million maturing in 2002 through 2008.

     The Company has exposure under these interest rate swap agreements for the cost of replacing the contracts in the event of nonperformance by the counterparties, all of which are currently the Company's lending banks. To minimize that risk, the Company limits its exposure to any individual counterparty and selects counterparties with credit risks acceptable to the Company.

     During June 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement 133. The Statement defers the effective date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, until January 1, 2000 for the Company. The Company has not yet determined the impact that the adoption of SFAS No. 133 will have on its earnings or statement of financial position.

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 12.  COMMITMENTS AND CONTINGENCIES

  Capital Expenditures

     The Company has 10 ships on order. Two are Voyager-class vessels designated for the Royal Caribbean International fleet, which are scheduled for delivery in the third quarter of 2000 and first quarter of 2002. The Company also has four Vantage-class vessels designated for the Royal Caribbean International fleet scheduled for delivery in the first quarter of 2001 and second quarters of 2002, 2003 and 2004 and four Millennium-class vessels designated for the Celebrity Cruises fleet, scheduled for delivery in the second quarter of 2000, first quarter of 2001, third quarter of 2001 and second quarter of 2002. The aggregate contract price of the 10 ships, which excludes capitalized interest and other ancillary costs, is approximately $3.9 billion, of which the Company deposited $247.0 million during 1999, $119.3 million during 1998 and $23.7 million during 1997. Additional deposits are due prior to the dates of delivery of $88.1 million in 2000, $64.6 million in 2001 and $39.6 million in 2002.

  Litigation

     In July 1999, the Company entered into a plea agreement with the U.S. Department of Justice resolving a series of federal grand jury investigations of the Company's waste disposal practices. The Company was assessed fines of $18.0 million of which $4.0 million had previously been accrued in connection with the plea agreement. In January 2000, the Company entered into a settlement with the State of Alaska resolving a civil lawsuit relating to the same incidents. The settlement calls for the Company to make payments totaling $3.3 million, which were accrued in 1999.

     Beginning in August 1996, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on a portion of the port charges that were included in the price of cruise fares. The suits seek damages in an unspecified amount. Similar suits are pending against other companies in the cruise industry. In December 1998, a Florida state court dismissed one of the suits for failure to state a claim under Florida law. The plaintiff in that case has filed an appeal of that decision. The Company is not able at this time to estimate the timing or impact of these proceedings on the Company.

     In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that the Company failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. The Company is not able at this time to estimate the impact of these proceedings on the Company; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on the Company's results of operations.

     The Company is routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. Management believes that the outcome of such other claims which are not covered by insurance are not expected to have a material adverse effect upon the Company's financial condition or results of operations.

                          ROYAL CARIBBEAN CRUISES LTD.

  Operating Leases

     The Company is obligated under noncancelable operating leases for various facilities, primarily office and warehouse space. As of December 31, 1999, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

                            YEAR
                            ----
2000........................................................  $ 5,485
2001........................................................    4,882
2002........................................................    4,523
2003........................................................    4,058
2004........................................................    3,849
Thereafter..................................................   22,414
                                                              -------
                                                              $45,211
                                                              =======

     Total rent expense for all operating leases amounted to $5.1, $6.9 and $5.7 million for the years 1999, 1998 and 1997, respectively.

  Other

     At December 31, 1999, the Company has commitments through 2014 to pay a minimum amount for its annual usage of certain port facilities as follows (in thousands):

                            YEAR
                            ----
2000........................................................  $  9,720
2001........................................................    11,238
2002........................................................    13,050
2003........................................................    12,524
2004........................................................    13,302
Thereafter..................................................   138,060
                                                              --------
                                                              $197,894
                                                              ========

NOTE 13.  QUARTERLY DATA (UNAUDITED)

                                           FIRST QUARTER        SECOND QUARTER         THIRD QUARTER        FOURTH QUARTER
                                        -------------------   -------------------   -------------------   -------------------
                                          1999       1998       1999       1998       1999       1998       1999       1998
                                        --------   --------   --------   --------   --------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues..............................  $610,046   $659,777   $617,664   $656,456   $734,460   $744,910   $583,982   $575,148
Operating Income......................   108,390    119,461    108,110    121,533    198,225    183,592     65,449     64,149
                                        --------   --------   --------   --------   --------   --------   --------   --------
Net Income............................  $ 90,196   $ 77,537   $ 85,347   $ 79,770   $169,972   $150,038   $ 38,338   $ 23,425
                                        ========   ========   ========   ========   ========   ========   ========   ========
Earnings Per Share
  Basic...............................  $   0.52   $   0.45   $   0.49   $   0.45   $   0.98   $   0.87   $   0.19   $   0.12
                                        --------   --------   --------   --------   --------   --------   --------   --------
  Diluted.............................  $   0.49   $   0.44   $   0.47   $   0.44   $   0.92   $   0.82   $   0.19   $   0.12
                                        --------   --------   --------   --------   --------   --------   --------   --------
Dividends Declared Per Share..........  $   0.09   $   0.08   $   0.09   $   0.08   $   0.11   $   0.09   $   0.11   $   0.09
                                        --------   --------   --------   --------   --------   --------   --------   --------

                               INDEX TO EXHIBITS

EXHIBIT                                DESCRIPTION
-------                                -----------
 1.1      --   Third Supplemental Agreement dated September 2, 1999 to Loan
               Facility Agreement dated November 29, 1993 between Esker
               Marine Shipping Inc. and Kreditanstalt fur Wiederaufbau
               ("KfW").
 1.2      --   Third Supplemental Agreement dated September 2, 1999 to Loan
               Facility Agreement dated November 29, 1993 between Blue
               Sapphire Marine Inc. and KfW.
 1.3      --   Seventh Supplemental Agreement dated September 2, 1999 to
               Loan Facility Agreement dated June 21, 1990 between Zenith
               Shipping Corporation and KfW.
 2.1      --   Restated Articles of Incorporation of the Company, as
               amended (incorporated by reference to Exhibit 3.1 to the
               Company's Registration Statement on Form F-1, File No.
               33-59304, filed with the Securities and Exchange Commission
               (the "Commission"); Exhibit 2.2 to the Company's 1996 Annual
               Report on Form 20-F filed with the Commission; Document No.
               1 in the Company's Form 6-K filed with the Commission on
               October 14, 1999; and Document No. 1 in the Company's Form
               6-K filed with the Commission on May 18, 1999).
 2.2      --   Certificate of the Powers, Designations, Preferences and
               Rights of the Convertible Preferred Stock (incorporated by reference to Exhibit 2.2 to the Company's 1996 Annual Report on Form 20-F filed with the Commission).
 2.3      --   Restated By Laws of the Company (incorporated by reference to Document No. 2 to the Company's Form 6-K filed with the
               Commission on May 18, 1999).
 2.4      --   Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.4 to the Company's 1994 Annual
               Report on Form 20-F filed with the Commission).
 2.5      --   First Supplemental Indenture dated as of July 28, 1994 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.5 to the Company's 1994 Annual
               Report on Form 20-F filed with the Commission).
 2.6      --   Second Supplemental Indenture dated as of March 29, 1995 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.5 to the Company's 1995 Annual
               Report on Form 20-F filed with the Commission).
 2.7      --   Third Supplemental Indenture dated as of September 18, 1995 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to
               NationsBank of Georgia, National Association, as Trustee
               (incorporated by reference to Exhibit 2.6 to the Company's
               1995 Annual Report on Form 20-F filed with the Commission).
 2.8      --   Fourth Supplemental Indenture dated as of August 12, 1996 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Document No. 2 in the Company's Form 6-K
               filed with the Commission on February 10, 1997).
 2.9      --   Fifth Supplemental Indenture dated as of October 14, 1997 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.10 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).
 2.10     --   Sixth Supplemental Indenture dated as of October 14, 1997 to
               Indenture dated as of July 15, 1994 between the Company, as issuer and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.11 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).
 2.11     --   Seventh Supplemental Indenture dated as of March 16, 1998 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.12 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).

EXHIBIT                                DESCRIPTION
-------                                -----------
 2.12     --   Eighth Supplemental Indenture dated as of March 16, 1998 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.13 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).
 2.13     --   Amended and Restated Credit Agreement dated as of June 28,
               1996 among the Company and various financial institutions
               and The Bank of Nova Scotia as Administrative Agent and
               Amendment No. 1 thereto (incorporated by reference to
               Document No. 3 in the Company's Form 6-K filed with the
               Commission on February 10, 1997 and Exhibit 1.1 to the
               Company's 1997 Annual Report on Form 20-F filed with the
               Commission).
 2.14     --   Credit Agreement dated as of December 16, 1999 between the
               Company and KfW.
 2.15     --   New Credit Agreement dated December 12, 1997 between
               Seabrook Maritime Inc. and KfW (incorporated by reference to
               Exhibit 2.13 to the Company's 1997 Annual Report on Form
               20-F filed with the Commission).
 2.16     --   Loan Facility Agreement dated November 29, 1993 between
               Esker Marine Shipping Inc. and KfW, together with
               supplemental agreements thereto (incorporated by reference to Exhibit 2.16 to the Company's 1997 Annual Report on Form
               20-F filed with the Commission and to Exhibit 1.8 to the
               Company's 1998 Annual Report on Form 20-F filed with the
               Commission).
 2.17     --   Loan Facility Agreement dated November 29, 1993 between Blue
               Sapphire Marine Inc. and KfW, together with supplemental
               agreements thereto (incorporated by reference to Exhibit
               2.17 to the Company's 1997 Annual Report on Form 20-F filed with the Commission and to Exhibit 1.9 to the Company's 1998
               Annual Report on Form 20-F filed with the Commission).
 2.18     --   Loan Facility Agreement dated June 21, 1990 between Zenith
               Shipping Corporation and KfW, together with supplemental
               agreements thereto (incorporated by reference to Exhibit
               2.18 to the Company's 1997 Annual Report on Form 20-F filed with the Commission and to Exhibit 1.10 to the Company's
               1998 Annual Report on Form 20-F filed with the Commission).
 2.19     --   Amended and Restated Registration Rights Agreement dated as of July 30, 1997 among the Company, A. Wilhelmsen AS, Cruise
               Associates, Monument Capital Corporation, Archinav Holdings,
               Ltd. and Overseas Cruiseship, Inc (incorporated by reference to Exhibit 2.20 to the Company's 1997 Annual Report on Form
               20-F filed with the Commission).
 2.20     --   Lease Agreement dated March 3, 1993 between the Company and
               G.I.E. Cruise Vision One and Amendment Nos. 1, 2 and 3
               thereto (incorporated by reference to Exhibit 2.9 to the
               Company's 1994 Annual Report on Form 20-F filed with the
               Commission; Exhibit 1.4 to the Company's 1995 Annual Report
               on Form 20-F filed with the Commission; and to Exhibit 1.3 to the Company's 1998 Annual Report on Form 20-F filed with the Commission).
 2.21     --   Lease Agreement dated March 3, 1993 between the Company and
               G.I.E. Cruise Vision Two and Amendment Nos. 1, 2, 3 and 4
               thereto (incorporated by reference to Exhibit 2.11 to the
               Company's 1995 Annual Report on Form 20-F filed with the
               Commission and to Exhibit 1.4 to the Company's 1998 Annual
               Report on Form 20-F filed with the Commission).
 2.22     --   Office Building Lease Agreement dated July 25, 1989 between
               Dade County and the Company, as amended (incorporated by
               reference to Exhibits 10.116 and 10.117 to the Company's
               Registration Statement on Form F-1, File No. 33-46157, filed with the Commission).
 2.23     --   Office Building Lease Agreement dated January 18, 1994
               between Dade County and the Company (incorporated by
               reference to Exhibit 2.13 to the Company's 1993 Annual
               Report on Form 20-F filed with the Commission).
23        --   Consent of PricewaterhouseCoopers LLP, independent certified
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