Form 20-F
period 2000-12-31
ROYAL CARIBBEAN CRUISES LTD
filed 2001-04-17
CIK 884887

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

   (MARK ONE)
      [ ]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF
                  THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
      [X]         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                                      OR
      [ ]         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

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

             TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
             -------------------                 -----------------------------------------
   Common Stock, par value $.01 per share                 New York Stock Exchange
Liquid Yield Option(TM) Notes due February 2,             New York Stock Exchange
                     2021

     Securities registered or to be registered pursuant to Section 12(g) of the
Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2000, the Registrant had outstanding 192,122,088 shares of common stock, par value $.01 per share.

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

                         Yes  [X]               No  [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow:

                       Item 17  [ ]          Item 18  [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          ROYAL CARIBBEAN CRUISES LTD.

                      INDEX TO ANNUAL REPORT ON FORM 20-F

                                                                        PAGE
                                                                        ----
PART I
Item 1.   Identity of Directors, Senior Management and Advisers.......    1
Item 2.   Offer Statistics and Expected Timetable.....................    1
Item 3.   Key Information.............................................    1
Item 4.   Information on the Company..................................    3
Item 5.   Operating and Financial Review and Prospects................   16
Item 6.   Directors, Senior Management and Employees..................   22
Item 7.   Major Shareholders and Related Party Transactions...........   28
Item 8.   Financial Information.......................................   28
Item 9.   The Offer and Listing.......................................   30
Item 10.  Additional Information......................................   30
Item 11.  Quantitative and Qualitative Disclosures About Market
          Risk........................................................   33
Item 12.  Description of Securities Other than Equity Securities......   33

PART II
Item 13.  Defaults, Dividend Arrearages and Delinquencies.............   34
Item 14.  Material Modifications to the Rights of Security Holders and
          Use of Proceeds.............................................   34
Item 15.  Reserved....................................................   34
Item 16.  Reserved....................................................   34

PART III
Item 17.  Financial Statements........................................   34
Item 18.  Financial Statements........................................   34
Item 19.  Exhibits....................................................   34

SIGNATURES............................................................   35

                                     PART I

     As used in this Annual Report on Form 20-F, the terms "Royal Caribbean," "the Company," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands. In accordance with cruise industry practice, the term "berths" is determined based on double occupancy per cabin even though some cabins can accommodate three or four guests.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     The following selected financial data are for each of the fiscal years in the period 1996 through 2000 and as of the end of each such fiscal year. The financial information presented for fiscal years 2000, 1999, and 1998 and as of the end of fiscal years 2000 and 1999 is derived from our financial statements and should be read together with such financial statements and the related notes included elsewhere herein. The 1997 financial information includes the results of Celebrity commencing July 1, 1997.

                                                          YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                          2000         1999         1998         1997         1996
                                       ----------   ----------   ----------   ----------   ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Revenues...........................  $2,865,846   $2,546,152   $2,636,291   $1,939,007   $1,357,325
  Operating income...................     569,540      480,174      488,735      303,555      217,033
  Income before extraordinary item...     445,363      383,853      330,770      182,685      150,866
  Net income.........................     445,363      383,853      330,770      175,127      150,866
PER SHARE DATA -- DILUTED:
  Operating income...................  $     2.95   $     2.58   $     2.70   $     1.99   $     1.69
  Income before extraordinary item...  $     2.31   $     2.06   $     1.83   $     1.20   $     1.17
  Net income.........................  $     2.31   $     2.06   $     1.83   $     1.15   $     1.17
  Weighted average shares and
     potentially dilutive shares.....     192,935      186,456      181,165      152,174      128,427
  Dividends declared per common
     share...........................  $     0.48   $     0.40   $     0.34   $     0.29   $     0.27
BALANCE SHEET DATA:
  Total assets.......................  $7,828,465   $6,380,511   $5,686,076   $5,339,748   $2,842,299
  Total debt, including capital
     leases..........................   3,410,096    2,342,177    2,469,082    2,572,696    1,366,967
  Common stock.......................       1,921        1,812        1,690          811          638
  Total shareholders' equity.........   3,615,915    3,261,156    2,454,758    2,018,721    1,084,934

RISK FACTORS

     The Risk Factors noted below and elsewhere in this Annual Report on Form 20-F are important factors, among others, that could cause actual results to differ from expected or historic results. It is not possible to predict or identify all such factors. Consequently, this list should not be considered a complete statement of all potential risks or uncertainties. See Item 5. "Operating and Financial Review and Prospects," for a note regarding forward-looking statements.

  Taxation of the Company

     We and our wholly owned subsidiary, Celebrity Cruises Inc., the operator of Celebrity Cruises, are foreign corporations engaged in a trade or business in the United States, and our vessel-owning subsidiaries are foreign corporations that, in many cases, depending upon the itineraries of their vessels, receive income from sources within the United States. However, Drinker Biddle & Reath LLP, our United States tax counsel, has delivered to us its opinion to the effect that, pursuant to Section 883 of the Internal Revenue Code, our income, the income of Celebrity Cruises Inc. and the vessel-owning subsidiaries, in each case derived from or incidental to the international operation of a ship or ships, is exempt from United States income tax. We believe that substantially all of our income, the income of Celebrity Cruises Inc. and our vessel-owning subsidiaries is derived from or incidental to the international operation of a ship or ships within the meaning of Section 883 of the Internal Revenue Code.

     Tax counsel is of the opinion based on certain representations and assumptions that we, Celebrity Cruises Inc., and our vessel-owning subsidiaries currently qualify for the Section 883 exemption because each of them is incorporated in a qualifying jurisdiction and our stock is primarily and regularly traded on an established securities market in the United States or Norway. To date, however, no final Treasury regulations or other definitive interpretations of the relevant portions of Section 883 have been promulgated, although regulations have been proposed. As noted in tax counsel's opinion, such regulations or official interpretations could differ materially from tax counsel's interpretation of this Internal Revenue Code provision and, even in the absence of such regulations or official interpretations, the Internal Revenue Service might successfully challenge such interpretation. In addition, the provisions of Section 883 are subject to change at any time by legislation. Moreover, changes could occur in the future with respect to the identity, residence, or holdings of our direct or indirect shareholders that could affect us and our subsidiaries' eligibility for the Section 883 exemption. Accordingly, there can be no assurance that we and our subsidiaries are, and will in the future be, exempt from United States income tax on United States source shipping income.

     If we, Celebrity Cruises Inc., and our vessel-owning subsidiaries were not entitled to the benefit of Section 883 of the Internal Revenue Code, each would be subject to United States taxation on a portion of its income. See Taxation of the Company within Item 4 for a discussion of the taxation of us, Celebrity Cruises Inc., and our vessel-owning subsidiaries in the absence of an exemption under Section 883 of the Internal Revenue Code.

  We Are Controlled By Principal Shareholders

     As of March 1, 2001, A. Wilhelmsen AS., a Norwegian corporation indirectly owned by members of the Wilhelmsen family of Norway, owned approximately 24.1% of our common stock and Cruise Associates, a Bahamian general partnership indirectly owned by various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family, owned approximately 25.1% of our common stock. A. Wilhelmsen AS. and Cruise Associates have the power to determine, among other things:

     - our policies and the policies of our subsidiaries,

     - the persons who will be our directors and officers and the directors and officers of our subsidiaries and

     - all actions requiring shareholder approval.

     A. Wilhelmsen AS. and Cruise Associates are parties to a shareholders' agreement. The agreement provides that our Board of Directors will consist of the following persons:

     - four nominees of A. Wilhelmsen AS.,

     - four nominees of Cruise Associates and

     - our Chief Executive Officer.

     The shareholders' agreement provides that the boards of directors of our subsidiaries shall have substantially similar composition. As a result of our acquisition of Celebrity, A. Wilhelmsen AS. and Cruise Associates have also agreed to vote their shares of our common stock to elect one additional director to our Board of Directors to be nominated by Archinav Holdings, Ltd., a former shareholder of Celebrity, for a specified period until 2004. In addition, until either of them should decide otherwise, A. Wilhelmsen AS. and Cruise Associates have agreed to vote their shares of common stock in favor of two additional named directors of our Board of Directors. During the term of the shareholders' agreement, certain corporate actions require the approval of at least one director nominated by A. Wilhelmsen AS. and one director nominated by Cruise Associates. Our principal shareholders are not prohibited from engaging in a business that may compete with our business, subject to certain exceptions. The failure of A. Wilhelmsen AS. and Cruise Associates to continue to own a specified percentage of our common stock might obligate us to prepay indebtedness outstanding under and/or result in the termination of some of our credit facilities.

  We Are Not a U.S. Corporation

     Our corporate affairs are governed by our Restated Articles of Incorporation and By-Laws and by the Business Corporation Act of Liberia. The provisions of the Business Corporation Act of Liberia resemble provisions of the corporation laws of a number of states in the United States. However, while most states have a fairly well developed body of case law interpreting their respective corporate statutes, there are very few judicial cases in Liberia interpreting the Business Corporation Act of Liberia. For example, the rights and fiduciary responsibilities of directors under Liberian law are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Thus, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     Royal Caribbean International was founded in 1968. The current parent corporation, Royal Caribbean Cruises Ltd., was incorporated on July 23, 1985 in the Republic of Liberia under the Business Corporation Act of Liberia. The address of the principal executive offices is 1050 Caribbean Way, Miami, Florida 33132; the telephone number is (305) 539-6000. Our registered agent is Michael
J. Smith, Vice President, General Counsel and Secretary, 1050 Caribbean Way, Miami, Florida 33132.

     We are the world's second largest cruise company with 21 cruise ships that have 42,226 berths. We operate our cruise ships through two cruise brands, Royal Caribbean International and Celebrity Cruises.

     See Item 5. Operating and Financial Review and Prospects and the Business Overview sections that follow for more information regarding our history and development, significant capital expenditures, vessels under construction and methods of financing.

BUSINESS OVERVIEW

  General

     We operate two brands, Royal Caribbean International and Celebrity Cruises. We acquired Celebrity in July 1997. Both brands offer a wide array of shipboard activities, services and amenities, including swimming pools, sun decks, beauty salons, exercise and massage facilities, gaming facilities, lounges, bars, show-time entertainment, retail shopping and cinemas. Our ships operate on a selection of worldwide itineraries that call on approximately 200 destinations.

     The Royal Caribbean International Brand

     Royal Caribbean International serves the volume cruise vacation market which we categorize as the contemporary and premium segments. The brand operates 14 cruise ships with 29,932 berths, offering various cruise itineraries that range from two to 16 nights and call on destinations throughout the world.

     Royal Caribbean International's strategy is to attract an array of vacationing consumers in the contemporary segment of the volume market by providing a wide variety of itineraries and cruise lengths with multiple options for onboard dining, entertainment, and other onboard activities. Additionally, we offer a variety of shore excursions at each port of call. We believe that the variety and quality of Royal Caribbean International's product offering represents excellent value to consumers, especially to couples and families traveling with children. Because of the brand's extensive product offerings, we believe Royal Caribbean International is well positioned to attract new consumers to the cruise industry and continue to bring past guests back for their next vacation. While the brand is positioned at the upper end of the contemporary segment, we believe that Royal Caribbean International's quality enables it to attract consumers from the premium segment as well, thereby achieving the broadest market coverage of any of the major brands in the cruise industry.

     The Celebrity Cruises Brand

     Celebrity Cruises primarily serves the premium segment of the cruise vacation market. Celebrity Cruises operates seven cruise ships with 12,294 berths and offers various cruise itineraries that range from five to 15 nights.

     Celebrity Cruises' strategy is to attract consumers who want an enhanced cruise vacation in terms of modern vessels, gourmet dining and service, extensive and luxurious spa facilities, large staterooms and a high staff-to-guest ratio. These are hallmarks of the premium cruise vacation market, which is Celebrity Cruises' primary target. Celebrity Cruises also attracts consumers from the contemporary and luxury cruise categories. Celebrity Cruises is expanding its fleet to provide an increasing variety of itineraries and cruise lengths and therefore has a higher proportion of its fleet deployment in seasonal markets (i.e. Alaska, Bermuda, Europe and South America) than does the Royal Caribbean International brand.

INDUSTRY

     Since 1970, cruising has been one of the fastest growing sectors of the vacation market, as the number of North American guests has grown to an estimated 6.9 million in 2000 from 0.5 million in 1970, a compound annual growth rate of approximately 9.1%. We have capitalized on the increasing popularity of cruises through an extensive fleet expansion program.

     According to our estimates, the North American market was served by an estimated 111 cruise ships with approximately 99,050 berths at the end of 1995. The number of berths in the industry is estimated to have increased to approximately 148,450 berths on 120 ships by the end of 2000. The net increase in capacity over the last five years is inclusive of approximately 49 ships with approximately 33,800 berths that have either been retired or moved out of the North American market. There are a number of cruise ships on order with an estimated 88,050 berths which will be placed in service between 2001 and 2005. Although we cannot predict the rate at which future retirements will occur, we believe ship retirements will continue due to competitive pressures and the age of the vessels.

     The following table details the growth in the North American cruise market of both guests and weighted average berths over the past five years:

                                                                             WEIGHTED
                                                               NORTH          AVERAGE
                                                             AMERICAN    SUPPLY OF BERTHS
                                                              CRUISE        MARKETED IN
YEAR                                                         GUESTS(1)   NORTH AMERICA(2)
----                                                         ---------   -----------------
1996.......................................................  4,659,000        105,586
1997.......................................................  5,051,000        109,257
1998.......................................................  5,428,000        118,747
1999.......................................................  5,894,000        130,152
2000.......................................................  6,886,000        144,499

---------------

(1) Source: Cruise Lines International Association based on guests carried for at least two consecutive nights.
(2) Source: Cruise Lines International Association and our estimates.

     Cruise lines compete for consumers' disposable leisure time spending with other vacation alternatives such as land-based resort hotels and sightseeing destinations, and public demand for such activities is influenced by general economic conditions. We believe that cruise guests currently represent only a small share of the vacation market and that a significant portion of cruise guests carried are "first-time cruisers."

     Our ships operate worldwide and call on destinations in Alaska, Australia, the Bahamas, Bermuda, Canada, the Caribbean, Europe, the Far East, Hawaii, Mexico, New England, the Panama Canal, Scandinavia and South America. Competition for cruise guests in all of these geographic areas is vigorous. In most of these areas, we compete with cruise ships owned by other international operators. We compete with a number of cruise lines; however, our principal competitors are Carnival Cruise Line, Holland America Line, Norwegian Cruise Line and Princess Cruises. We compete principally on the basis of quality of service, variety of itineraries and price.

OPERATING STRATEGIES

     Our principal operating strategies are to:

     - build the awareness and market penetration of both brands,

     - continue to expand our fleet with state-of-the-art cruise ships,

     - maintain our competitive position with respect to the quality and innovation of our onboard product,

     - broaden our itineraries worldwide,

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

     Royal Caribbean International has positioned itself in the contemporary and premium segments of the cruise vacation market and focuses on providing multiple choices to its guests through a variety of itineraries, accommodations, dining options, ship activities and shore excursions. Hallmarks of the brand include friendly and engaging service, modern ships, family programs, entertainment, health and fitness, and activities designed for guests of all ages.

     Celebrity Cruises primarily serves the premium segment of the cruise vacation market. The brand is recognized for its gourmet dining, impeccable service, large staterooms, a high staff-to-guest ratio and luxurious spa facilities. In 1999 and 1998, Berlitz named Celebrity Cruises the highest rated premium cruise line in the large vessel category (over 1,000 berths).

  Fleet Expansion

     Currently, our combined fleet has an average age of approximately five years, which we believe is the youngest of any major cruise company. Based on the ships currently on order, our year-end berth capacity is expected to increase to 60,432 berths by December 31, 2004.

     Our increased average ship size and number of available berths have enabled us to achieve certain economies of scale. Larger ships allow us to transport more guests than smaller ships without a corresponding increase in certain operating expenses. This increase in fleet size also provides a larger revenue base to absorb our marketing, selling and administrative expenses.

     Royal Caribbean International. Founded in 1968, Royal Caribbean International was the first cruise line to design ships especially for warm water year round cruising. Royal Caribbean International operated a modern fleet in the 1970s and early 1980s, establishing a reputation for high quality. Between 1988 and 1992, the brand tripled its capacity by embarking on its first major capital expansion program.

     Royal Caribbean International committed to its second capital expansion program with orders for six Vision-class vessels, ranging in size from 1,804 to 2,000 berths, for delivery from 1995 through 1998. During this same period, Royal Caribbean International sold four of its original vessels because these ships were older in age and design and no longer consistent with its image and marketing strategy. Each Vision-class ship features a seven-deck atrium with glass elevators, skylights and glass walls, a pool and entertainment complex covered by a moveable glass roof, hundreds of cabins with verandahs, a two-deck main dining room, a state-of-the-art show theater, a glass-encased indoor/outdoor cafe and a shopping mall.

     Royal Caribbean International is currently engaged in its third capital expansion program. It placed Voyager of the Seas and Explorer of the Seas, the first two Voyager-class vessels, in service in November 1999 and October 2000, respectively. Royal Caribbean International has three additional Voyager-class vessels on order. We believe the Voyager-class vessels are the largest and most innovative passenger cruise ships ever built. Each ship is approximately 140,000 gross tons with 3,114 berths. This new class of vessels is designed to provide more diverse vacation options for families and for those seeking active sports and entertainment alternatives during their vacation experience. Each Voyager-class ship has a variety of unique features: the cruise industry's first horizontal atrium (which is four decks tall, longer than a football field and provides entertainment, shopping and dining experiences), recreational activities such as rock climbing, ice skating, miniature golf and full court basketball, enhanced staterooms, expanded dining options and a variety of intimate spaces.

     Royal Caribbean International took delivery of Radiance of the Seas, the first Radiance-class vessel, in March 2001. Royal Caribbean International has three additional Radiance-class vessels on order and options to purchase two more vessels. The Radiance-class vessels (approximately 90,000 gross tons each) are a progression from the brand's Vision-class series and have approximately 2,100 berths each. The Radiance-class ships incorporate many of the dining and entertainment options of the Voyager-class vessels, as well as offer a wide array of unique features. These features include panoramic, glass elevators facing outward to the sea, floor-to-ceiling glass windows offering spectacular sea views, and a billiards club.

     Celebrity Cruises. Celebrity Cruises was founded in 1990 and operated three ships between 1992 and 1995. Between 1995 and 1997, Celebrity Cruises undertook its first capital expansion program, adding three Century-class vessels which range in size from 1,750 to 1,850 berths and disposing of one of its original three vessels. Celebrity Cruises is currently engaged in its second capital expansion program and took delivery of Millennium and Infinity, the first two of the Millennium-class vessels, in June 2000 and February 2001, respectively. Celebrity Cruises has two additional Millennium-class vessels (approximately 90,000 gross tons each) on order which will have 2,038 berths each.

     The Millennium-class ships are a progression from the Century-class vessels, which have been widely accepted in the premium segment of the marketplace. This new class of vessels builds on the brand's primary strengths, including gourmet dining, spacious staterooms and suites complete with verandahs, luxurious spa facilities and impeccable service. On the Millennium-class ships, an entire resort deck is dedicated to health, fitness and the rejuvenating powers of water. Celebrity Cruises' spas are among the most luxurious spas afloat and offer a variety of features, including a large hydropool with neck massage and body jets. Guests can relax in Millennium's Notes music library, smoke cigars at Michael's Club or stop by The Platinum Club for champagne and caviar.

  Product Innovation

     We recognize the need for new and innovative onboard products and experiences for our guests, which we develop based on guest feedback, crew suggestions and competitive product reviews. Accordingly, we continue to invest in design innovations on new ships and additional product offerings on our existing fleet. Expanded dining options, recreational activities such as rock climbing and ice skating and the latest technology such as our Internet Cafe and interactive television are among the services currently offered.

     In March 2000, we announced the creation of Royal Celebrity Tours, a new tour company, offering premium land tour programs in Alaska for guests traveling on ships operating under the Royal Caribbean International and Celebrity Cruises brands. The aim is to significantly enhance our vacation products in Alaska. The decision to form the company was based on an extensive analysis of the Alaska vacation market, and was reinforced by strong encouragement from travel partners and guests regarding our need to provide land-based tour opportunities. Programs will begin with the 2001 Alaska season.

  Worldwide Itineraries

     Our ships operate worldwide with a selection of itineraries that call on approximately 200 destinations. New ships allow us to expand into new destinations, itineraries and markets. Royal Caribbean International offers the Exotic Destinations program which provides global cruise itineraries spanning four continents. For the third year in a row, we are deploying Celebrity Cruises vessels in the European market. Celebrity Cruises has also introduced Celebrity Voyages(SM), which offers 10 to 15-night itineraries throughout the Caribbean and South America. We continue to dedicate additional capacity to shorter itineraries with the implementation of four and five-night (5/5/4) cruises out of Ft. Lauderdale and San Juan and by establishing a Royal Caribbean International vessel year-round in Port Canaveral to provide three and four-night Bahamas cruises. In addition, both Royal Caribbean International and Celebrity Cruises are expanding their home ports with Galaxy in Stockholm in the summer, Zenith in Tampa in the winter and Rhapsody of the Seas alternating between Galveston, Tampa and New Orleans.

  International Guests

     In connection with our global expansion, international guests have provided an increasing share of our growth. International guests have grown from approximately 7% of total guests in 1991 to approximately 18% of total guests in 2000. One of our strategies is to use fleet deployment and expanded itineraries to increase our guest sourcing outside North America. In 2001, we have dedicated Splendour of the Seas as a product designed to attract European and Latin American guests. Over the past few years, we have increased our investment in information technology spending and increased our international advertising to enhance brand awareness worldwide. We carry out our international sales effort through our sales offices located in London, Frankfurt, Oslo, Genoa and Paris, and a network of 39 independent international representatives located throughout the world. We are also able to accept bookings in various currencies. See Note 2 of the Consolidated Financial Statements for additional information on revenues by geographic area for each of the last three financial years.

     In connection with our international strategy, in July 2000 we entered into a multi-faceted strategic alliance with First Choice Holidays PLC, one of the United Kingdom's largest integrated tour operators. We also entered into a joint venture with First Choice Holidays PLC to launch a European cruise line.

     First Choice Holidays PLC now provides both brands with a significantly larger distribution base in the United Kingdom and access to First Choice Holidays PLC's significant retail outlets, operated under several well-known brand names, as well as use of its new distribution technology, including its unique interactive digital sales technology and online e-retail outlets. We have provided First Choice Holidays PLC with special training and promotional material geared at increasing the distribution of both brands.

     This marketing alliance was solidified by our investment of approximately $300 million in convertible preferred stock issued by First Choice Holidays PLC. If fully converted, our holding would represent less than a 20% interest in First Choice Holidays PLC.

     Additionally, we entered into a joint venture with First Choice Holidays PLC to launch a new cruise brand targeting the European vacation mass-market. Viking Serenade, a 1,512-passenger ship currently operating under the Royal Caribbean International brand, will be the first ship operated by the new cruise line, which has yet to be named. As part of the transaction, Viking Serenade will be renamed and offer itineraries out of the Mediterranean in summer and out of the Caribbean in winter. Operations are expected to begin in the spring of 2002.

  Revenue Management

     We have developed what we believe to be the most sophisticated revenue management system in the industry. At the core of the system is a database of over 30 million records of both booking and "spill" (when a potential customer chooses not to book a cruise due to price or availability) detail. The system applies complex algorithms and heuristics to the data to provide us with significant knowledge of the market such as expected demand, price elasticity and expected retention of bookings. Based on this information, we take price, inventory and marketing actions to maximize revenue. We are continuously working to further refine the system through increased market segmentation, integration of other revenues into the model, and further automation of the decision process.

  Technological Development

     We continue to invest heavily in information technology to support our corporate infrastructure and guest and travel trade relations. We now have fully automated our pierside embarkation process. We have developed a corporate shoreside intranet as well as electronic ship-to-shore communication tools to improve our internal productivity. Both Royal Caribbean International and Celebrity Cruises have extensive websites that are world class marketing portals with consumer booking engines, providing access to millions of Internet users throughout the world. We also have begun installing interactive televisions in guests' staterooms, enabling them to shop for shore excursions, select a dinner wine and monitor their onboard accounts. Other innovations include Royal Caribbean Online, which allows guests access to the Internet. For the trade, we have cruisingpower.com, a website dedicated to Internet communications with the travel community, and browser-based booking systems with three of the four principal global distribution systems. We have also launched CruiseManager, an independent browser-based booking tool for the trade.

  Travel Agency Support

     Almost all of the bookings for our ships are made by independent travel agencies and we are committed to supporting the travel agency community. We maintain a large sales support organization including a district sales team of approximately 135 members that supports both brands in North America. We were the first cruise company to develop an automated booking system for the trade, CruiseMatch(R) 2000. This automated reservations system allows travel agents direct access to our computer reservation system to improve ease of bookings. More than 30,000 independent travel agencies worldwide can book cruises for both brands using CruiseMatch(R) 2000. Our Customer Service Center uses state-of-the-art technology to help travel agents resolve guest service issues prior to sailing. We operate two reservation call centers, one in Miami, Florida and the other in Wichita, Kansas, thereby offering flexibility and extended hours of operations.

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

     Royal Caribbean International has a comprehensive marketing program with an emphasis on building consumer preference using the tag line, Like no vacation on earth(R). Through its advertising, Royal Caribbean International positions itself as a provider of high quality, excellent value, all-inclusive cruise vacations. Royal Caribbean International's marketing strategy focuses on educating and enticing non-cruisers to the brand, while continuing to invite past guests to sail again. Royal Caribbean International's current television campaign, using the popular "Lust for Life" music, appeals to a broad demographic of consumers who have an interest in a vacation that allows them to experience its innovative ships, while seeing the world and choosing from exciting onboard and destination activities.

     Celebrity Cruises pursues a comprehensive integrated strategic marketing program addressing both potential cruise guests as well as the travel trade. Celebrity Cruises has launched a new communications campaign in the first quarter of 2001 to further enhance its position as a premium cruise line for individuals who seek tailored vacation experiences of exceptional quality. The campaign also aims to increase the level and depth of consumer and trade awareness of Celebrity Cruises' expanding fleet and itineraries. Celebrity Cruises is well positioned among the top brands in the premium cruise vacation segment based on its well-regarded "signature" elements including: gourmet dining opportunities, personalized and unobtrusive guest service, museum quality artwork, well-appointed staterooms, high staff-to-guest ratio, use of innovative technology, the large well-equipped AquaSpas(SM), and one of the youngest fleets in the industry.

     We offer to handle travel aspects related to guest reservations and transportation. Arranging guest air transportation is one of our important areas of operation. We have developed a new technology, EZ-Book, which enables an automated process of booking air travel at the lowest costs and preferred routing. We maintain a comprehensive relationship with many of the major airlines ranging from fare negotiation and space handling to baggage transfer.

OPERATIONS

  Cruise Ships and Itineraries

     We operate 21 ships, under two brands, on a selection of worldwide itineraries ranging from two to 16 nights that call on approximately 200 destinations. The following table represents summary information concerning our ships and their areas of operation based on 2001 itineraries (subject to change):

                                        YEAR VESSEL
                                      ENTERED SERVICE   BERTHS        PRIMARY AREAS OF OPERATION
                                      ---------------   ------   ------------------------------------
ROYAL CARIBBEAN INTERNATIONAL
  Adventure of the Seas(1)..........          2001      3,114    Southern Caribbean
  Radiance of the Seas..............          2001      2,100    Pacific Northwest, Alaska, Southern
                                                                 Caribbean
  Explorer of the Seas..............          2000      3,114    Eastern Caribbean
  Voyager of the Seas...............          1999      3,114    Western Caribbean
  Vision of the Seas................          1998      2,000    Panama Canal, Hawaii, Alaska,
                                                                 Mexican Riviera, Caribbean
  Enchantment of the Seas...........          1997      1,950    Eastern & Western Caribbean
  Rhapsody of the Seas..............          1997      2,000    Alaska, Western Caribbean, Mexican
                                                                 Riviera
  Grandeur of the Seas..............          1996      1,950    Southern Caribbean, Europe
  Splendour of the Seas.............          1996      1,804    Europe, South America
  Legend of the Seas................          1995      1,804    Europe, Far East, Australia
  Majesty of the Seas...............          1992      2,354    Bahamas
  Monarch of the Seas...............          1991      2,354    Southern Caribbean, Western
                                                                 Caribbean
  Viking Serenade(2)(3).............     1982/1991      1,512    Mexican Baja
  Nordic Empress....................          1990      1,600    Southern Caribbean, Bermuda
  Sovereign of the Seas.............          1988      2,276    Bahamas

CELEBRITY CRUISES
  Summit(1).........................          2001      2,038    Caribbean
  Infinity..........................          2001      2,038    Alaska, Southern Caribbean
  Millennium........................          2000      2,038    Europe, Eastern & Western Caribbean
  Mercury...........................          1997      1,870    Alaska, South America
  Galaxy............................          1996      1,870    Southern Caribbean, Europe
  Century...........................          1995      1,750    Eastern & Western Caribbean
  Zenith............................          1992      1,374    Bermuda, Western Caribbean
  Horizon...........................          1990      1,354    Caribbean, Bermuda

---------------

(1) Vessel is scheduled for delivery in 2001, but is not yet in service.
(2) Indicates year placed in service and year redeployed after conversion to expand capacity.
(3) As part of the First Choice Holidays PLC transaction, ownership of Viking Serenade was transferred to the new joint venture. Royal Caribbean International will continue to operate Viking Serenade under a charter agreement until early 2002.

     Currently, the combined fleets of Royal Caribbean International and Celebrity Cruises have an average age of approximately five years, which we believe is the youngest of any major cruise company.

     We have eight ships on order as follows:

                                                                  EXPECTED
VESSELS                                                        DELIVERY DATES     BERTHS
-------                                                       -----------------   ------
ROYAL CARIBBEAN INTERNATIONAL
  Voyager-class:
     Adventure of the Seas(1)...............................   4th Quarter 2001   3,114
     Unnamed................................................   4th Quarter 2002   3,114
     Unnamed................................................   4th Quarter 2003   3,114
  Radiance-class:(2)
     Brilliance of the Seas.................................   2nd Quarter 2002   2,100
     Unnamed................................................   2nd Quarter 2003   2,100
     Unnamed................................................   1st Quarter 2004   2,100


CELEBRITY CRUISES
  Millennium-class:
     Summit(1)..............................................   3rd Quarter 2001   2,038
     Unnamed................................................   2nd Quarter 2002   2,038

---------------

(1) Included in table on prior page -- Cruise Ships and Itineraries.
(2) We also have two options on Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006.

     The Voyager-class vessels are being built in Turku, Finland by Kvaerner-Masa Yards; the Radiance-class vessels are being built in Papenburg, Germany by Meyer Werft; and the Millennium-class vessels are being built by Chantiers de l'Atlantique in St. Nazaire, France. These three yards have built the majority of the vessels in both the Royal Caribbean International and Celebrity Cruises fleets.

  Shipboard Activities and Shipboard Revenues

     Both brands offer modern fleets with a wide array of shipboard activities, services and amenities including swimming pools, sun decks, spa facilities (which include massage and exercise facilities), beauty salons, gaming facilities (which operate while the ships are at sea), lounges, bars, Las Vegas-style entertainment, retail shopping, libraries, cinemas, conference centers, and shore excursions at each port of call. While many shipboard activities are included in the base price of a cruise, additional revenues are realized from gaming, the sale of alcoholic and other beverages, the sale of gift shop items and shore excursions, photography and spa services. In addition, both Royal Caribbean International and Celebrity Cruises offer a catalogue gift service to provide travel agents and others with the opportunity to purchase "bon voyage" gifts.

  Seasonality

     Our revenues are seasonal based on the demand for cruises. In recent years, demand has peaked during the summer.

  Guests and Capacity

     The following table sets forth the aggregate number of guests carried and the number of guests carried expressed as a percentage of the capacity of our ships:

                                                             YEAR ENDED DECEMBER 31,
                                                        ---------------------------------
                                                          2000        1999        1998
                                                        ---------   ---------   ---------
Number of Guests Carried..............................  2,049,902   1,704,034   1,841,152
Occupancy Percentage..................................      104.4%      104.7%      105.2%

     In accordance with cruise industry practice, capacity is determined based on double occupancy per cabin even though some cabins can accommodate three or four guests; accordingly, a percentage in excess of 100% indicates that more than two guests occupied some cabins.

  Cruise Pricing

     Our cruise prices include a wide variety of activities and amenities, including meals and entertainment. Prices vary depending on the destination, cruise length, cabin category selected and the time of year the voyage takes place. Additionally, we offer air transportation as a service for our guests that elect to utilize our air program. Our air transportation prices vary by gateway and destination and are available from cities in the United States, Canada and Europe. Furthermore, we sell insurance which provides guests with coverage for trip cancellation, medical protection and baggage protection.

SUPPLIERS

     Our largest purchases are for airfare, food and related items, advertising, fuel, hotel supplies and products related to guest accommodations. Most of the supplies we require are available from numerous sources at competitive prices. Our largest operating cost is air transportation for our guests. None of our suppliers provided goods or services in excess of 10% of our revenues in 2000.

INSURANCE

     We maintain an aggregate of approximately $8.9 billion of insurance on the hull and machinery of our ships, which includes additional coverage for disbursements, earnings and increased value, which are maintained in amounts related to the value of each vessel. The coverage for each of the hull policies is maintained with syndicates of insurance underwriters from the British, Scandinavian, United States and other international insurance markets.

     Liability coverage for shipowners, commonly referred to as protection and indemnity insurance, is available through a worldwide network of mutual insurance associations. Each of these associations participates in and is subject to rules issued by the International Group of Protection and Indemnity Associations. We maintain protection and indemnity insurance on each of our ships through either Assuranceforeningen GARD or the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited.

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

TRADEMARKS

     We own a number of registered trademarks relating to, among other things, the name "Royal Caribbean" and its crown and anchor logo, the name "Celebrity" and its "X" logo, and the names of our cruise ships. We believe such trademarks are widely recognized throughout the world and have considerable value.

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

     We are required to obtain certificates from the United States Coast Guard relating to our ability to meet liability in cases of water pollution. Under the United States Coast Guard's current regulations, Royal Caribbean International and Celebrity Cruises are required to provide guarantees of approximately $123.5 million and $81.2 million, respectively, as a condition to obtaining the required certificates.

     We believe that we are in material compliance with all the regulations applicable to our ships and that we have all licenses necessary to conduct our business. From time to time various other regulatory and legislative changes have been or may in the future be proposed that could have an effect on the cruise industry in general.

TAXATION OF THE COMPANY

     The following discussion of the application of the federal income tax laws to us and to our subsidiaries is based on the current provisions of the Internal Revenue Code; proposed, temporary and final Treasury Department regulations; administrative rulings; and court decisions. All of the foregoing are subject to change, and any change thereto could affect the accuracy of this discussion.

  Application of Section 883 of the Internal Revenue Code

     We and our subsidiary, Celebrity Cruises Inc., the operator of Celebrity Cruises, are foreign corporations engaged in a trade or business in the United States, and our vessel-owning subsidiaries are foreign corporations that, in many cases, depending upon the itineraries of their vessels, receive income from sources within the United States. Under Section 883 of the Internal Revenue Code, certain foreign corporations are not subject to United States income or branch profits tax on United States source income derived from or incidental to the international operation of a ship or ships, including income from the leasing of such ships.

     A foreign corporation will qualify for the benefits of Section 883 of the Internal Revenue Code if in relevant part (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the United States and (ii) more than 50% of the value of its capital stock is owned, directly or indirectly, by individuals who are residents of a foreign country that grants such an equivalent exemption to corporations organized in the United States ("qualifying shareholders") or the stock of the corporation (or the direct or indirect corporate parent thereof) is "primarily and regularly traded on an established securities market" in the United States or another qualifying country, such as Norway.

     In the opinion of our United States tax counsel, and based on the representations and assumptions set forth therein, we, Celebrity Cruises Inc. and our vessel-owning subsidiaries qualify for the benefits of Section 883 because we and each of those subsidiaries are incorporated in a qualifying jurisdiction and our common stock is primarily and regularly traded on an established securities market in the United States or Norway. In addition, we believe that substantially all of our income is derived from or incidental to the international operation of a ship or ships. Any United States source income not so derived will be subject to United States taxation, but we believe that such income is not a material portion of our total income.

     Although no final regulations have been promulgated that explain when stock will be considered "primarily and regularly traded on an established securities market" for purposes of Section 883, regulations on this subject have been proposed by the Internal Revenue Service. The proposed regulations have no current legal effect and may be modified before they are finalized. They provide, in relevant part, that a corporation's stock will satisfy this requirement only if more than 50% is owned by persons who each own less than 5% of the value of the corporation's stock.

     Our United States tax counsel expects us to meet the ownership requirements of Section 883 in 2001 and beyond because (i) more than 50% of our common stock is owned by persons who each own less than 5% of the value of such stock, directly or by attribution, and (ii) in any event, the regulations as ultimately finalized should permit identifiable direct 5% shareholders and indirect shareholders who hold their interests through 5% shareholders to count favorably toward the 50% test if they reside in qualifying jurisdictions, thereby increasing the margin by which we meet such test. Additionally, in May 2000 our Articles of Incorporation were amended to prohibit any person, other than our two existing largest shareholders, from holding shares that give such person in the aggregate more than 4.9% of the relevant class or classes of our shares although under Liberian law this amendment may not be enforceable with respect to shares of common stock that voted against the provision or abstained from the vote.

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

  Taxation in the Absence of an Exemption under Section 883 of the Internal Revenue Code

     In the event that we, Celebrity Cruises Inc., or our vessel-owning subsidiaries were to fail to meet the requirements of Section 883 of the Internal Revenue Code, or if such provision were repealed, then as explained below, such companies would be subject to United States income taxation on only a portion of their income.

     Since we and Celebrity Cruises Inc. conduct a trade or business in the United States, we and Celebrity Cruises Inc. would be taxable at regular corporate rates on our company taxable income (i.e., without regard to the income of our vessel-owning subsidiaries), from United States sources, which includes 100% of income, if any, from transportation which begins and ends in the United States (not including possessions of the

United States), 50% of income from transportation which either begins or ends in the United States, and no income from transportation which neither begins nor ends in the United States. The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a United States port, but that calls on more than one foreign port, will derive United States source income only from the first and last legs of such cruise. Because there are no regulations or other Internal Revenue Service interpretations of these rules, the applicability of the transportation income source rules in the aforesaid favorable manner is not free from doubt. In addition, if any of our earnings and profits effectively connected with our United States trade or business are withdrawn or are deemed to have been withdrawn from our United States trade or business (by dividend distribution, for example, or otherwise), such withdrawn amount would be subject to a "branch profits" tax at the rate of 30%. The amount of such earnings and profits would be equal to the aforesaid United States source income, with certain generally minor adjustments, less income taxes. Finally, we and Celebrity Cruises Inc. would also be potentially subject to tax on portions of certain interest paid by us at rates of up to 30%.

     If Section 883 of the Internal Revenue Code were not available to a vessel-owning subsidiary, such subsidiary would be subject to a special 4% tax on its United States source gross transportation income, if any, each year because its income is derived from the leasing of a vessel and because it does not have a fixed place of business in the United States. Such United States source gross transportation income may be determined under any reasonable method, including ratios based upon (i) days traveling directly to or from United States ports to total days traveling; or (ii) the lessee's United States source gross income from the vessel (as determined under the source rules discussed in the preceding paragraph, and subject to the assumptions and qualifications set forth therein) to the lessee's total gross income from the vessel.

ORGANIZATIONAL STRUCTURE

     We hold directly or indirectly all of the voting stock of the following significant subsidiaries:

NAME                                                  INCORPORATION
----                                                  -------------
Celebrity Cruise Lines Inc. ........................  Cayman Islands
Celebrity Cruises Holdings Inc. ....................  Liberia
Cruise Mar Shipping Holdings Ltd. ..................  Liberia
Celebrity Cruises Inc. .............................  Liberia

PROPERTY, PLANTS AND EQUIPMENT

     Information about our cruise ships including their size and primary areas of operation may be found within the Fleet Expansion and Cruise Ships and Itineraries sections within Business Overview, Item 4. Information regarding our cruise ships under construction, estimated expenditures and financing may be found within the Fleet Expansion, Future Commitments, and Funding Sources sections of Item 5. Information about leased vessels and encumbrances on vessels may be found within the Material Contracts section of Item 10.

     Our principal executive office and shoreside operations are located at the Port of Miami, Florida where we lease three office buildings totaling approximately 359,430 square feet from Miami-Dade County, Florida under long-term leases with initial terms expiring in various years on and after 2011. We also lease space in Wichita, Kansas for use primarily as an additional reservation center and have recently entered into a lease for additional office space in Miramar, Florida.

     Royal Caribbean International operates two private destinations: (i) an island we own in the Bahamas which we call CocoCay; and (ii) Labadee, a secluded peninsula which we lease and is located on the north coast of Haiti.

     We believe that our facilities are adequate for our current needs. We evaluate our needs periodically and obtain additional facilities when considered necessary.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     Certain statements under this caption, "Operating and Financial Review and Prospects" constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include:

     - general economic and business conditions,

     - cruise industry competition,

     - changes in cruise industry capacity,

     - the impact of tax laws and regulations affecting our business or our principal shareholders,

     - the impact of changes in other laws and regulations affecting our business,

     - the impact of pending or threatened litigation,

     - the delivery schedule of new vessels,

     - emergency ship repairs,

     - incidents involving cruise vessels at sea,

     - reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability,

     - changes in interest rates or oil prices, and

     - weather.

GENERAL

     We reported record net income and earnings per share for the year ended December 31, 2000 as shown in the table below. Net income increased 16.0% to $445.4 million or $2.31 per share on a diluted basis compared to $383.9 million or $2.06 per share in 1999. The increase in net income is primarily the result of an increase in capacity associated with the addition to the fleet of Voyager of the Seas in 1999, and Millennium and Explorer of the Seas in 2000.

     Net income for 1999 and 1998 includes $17.3 million and $9.0 million, respectively, of non-recurring settlement-related charges. Net income for 1998 also includes a reduction in earnings of approximately $9.0 million related to a grounding incident involving Monarch of the Seas. Accordingly, on a comparable basis, before the settlements and incident, earnings increased to $445.4 million or $2.31 per share in 2000 from $401.2 million or $2.15 per share in 1999 and from $348.8 million or $1.93 per share in 1998. (See Year Ended December 31, 1999 Compared to Year Ended December 31, 1998.)

                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                             ---------------------------------------
                                                                2000          1999          1998
                                                             -----------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues...................................................  $2,865,846    $2,546,152    $2,636,291
Operating Income...........................................     569,540       480,174       488,735
Net Income.................................................     445,363       383,853       330,770
Basic Earnings Per Share...................................        2.34          2.15          1.90
Diluted Earnings Per Share.................................        2.31          2.06          1.83

  Selected Statistical Information (unaudited):

                                                                2000         1999         1998
                                                             ----------   ----------   ----------
Guests Carried.............................................   2,049,902    1,704,034    1,841,152
Guest Cruise Days..........................................  13,019,811   11,227,196   11,607,906
Occupancy Percentage.......................................       104.4%       104.7%       105.2%

  Fleet Expansion

     Our current fleet expansion program, which began with the introduction of Voyager of the Seas in 1999, continued with the delivery of Millennium in June 2000, Explorer of the Seas in September 2000, Infinity in February 2001 and Radiance of the Seas in March 2001. With the addition of Radiance of the Seas, our fleet consists of 21 ships with approximately 42,226 berths.

     We have eight ships on order. The planned berths and expected delivery dates of the ships on order are as follows:

                                                                  EXPECTED
VESSELS                                                        DELIVERY DATES     BERTHS
-------                                                       -----------------   ------
ROYAL CARIBBEAN INTERNATIONAL
  Voyager-class:
     Adventure of the Seas..................................   4th Quarter 2001   3,114
     Unnamed................................................   4th Quarter 2002   3,114
     Unnamed................................................   4th Quarter 2003   3,114
  Radiance-class:(1)
     Brilliance of the Seas.................................   2nd Quarter 2002   2,100
     Unnamed................................................   2nd Quarter 2003   2,100
     Unnamed................................................   1st Quarter 2004   2,100

CELEBRITY CRUISES
  Millennium-class:
     Summit.................................................   3rd Quarter 2001   2,038
     Unnamed................................................   2nd Quarter 2002   2,038

---------------

(1) We also have two options on Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006.

     We believe the Voyager-class vessels are the largest and most innovative passenger cruise ships ever built. The Radiance-class vessels are a progression from Royal Caribbean International's Vision-class vessels, while the Millennium-class vessels are a progression from Celebrity Cruises' Century-class vessels.

     Based on the ships currently on order, our year-end berth capacity will increase to 60,432 berths by December 31, 2004.

     In May 1998, we sold Song of America for $94.5 million and recognized a gain on the sale of $31.0 million. We operated Song of America under a charter agreement until March 1999.

     In July 2000, we entered into a joint venture with First Choice Holidays PLC to launch a European cruise line. As part of the transaction, ownership of Viking Serenade was transferred to the new joint venture at a valuation of approximately $95.4 million resulting in a deferred gain of $3.8 million. Royal Caribbean International will continue to operate Viking Serenade under a charter agreement until early 2002 at which time the vessel will move to the new joint venture. (See Liquidity and Capital Resources.)

RESULTS OF OPERATIONS

     The following table presents operating data as a percentage of revenues.

     As a result of settlements in 2000, 1999 and 1998 and the inclusion of loss-of-hire insurance in Other income (expense) in 2000 and 1999, certain operating margins are not comparative year over year. (See Year Ended December 31, 2000 Compared to Year Ended December 31, 1999.)

                                                                 FOR THE YEAR ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                              2000      1999      1998
                                                              -----     -----     -----
Revenues....................................................  100.0%    100.0%    100.0%
Expenses:
  Operating.................................................   57.7      58.8      60.5
  Marketing, selling and administrative.....................   14.4      14.6      13.6
  Depreciation and amortization.............................    8.0       7.8       7.4
                                                              -----     -----     -----
Operating Income............................................   19.9      18.8      18.5
Other Income (Expense)......................................   (4.4)     (3.8)     (6.0)
                                                              -----     -----     -----
Net Income..................................................   15.5%     15.0%     12.5%
                                                              =====     =====     =====

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

  Revenues

     Revenues increased 12.6% to $2.9 billion in 2000 compared to $2.5 billion for the same period in 1999. The increase in revenues is due to a 16.4% increase in capacity partially offset by a 3.3% decline in gross revenue per available lower berth. The increase in capacity is primarily associated with the addition to the fleet of Voyager of the Seas in 1999, and Millennium and Explorer of the Seas in 2000. The decline in gross revenue per available lower berth was due to lower cruise ticket prices, a lower percentage of guests electing to use our air program and lower shipboard revenue per diems due to a higher use of concessionaires onboard the Royal Caribbean International vessels in 2000. Concessionaires pay us a net commission, which is recorded as revenue, in contrast to in-house operations, where shipboard revenues and related cost of sales are recorded on a gross basis. Net revenue per available lower berth for 2000 was approximately the same as in 1999. Occupancy for 2000 was 104.4% compared to 104.7% in 1999.

  Expenses

     Operating expenses increased 10.4% to $1.7 billion in 2000 as compared to $1.5 billion in 1999. The increase is primarily due to additional costs associated with increased capacity and an increase in fuel costs, partially offset by a decrease in air expenses due to a lower percentage of guests electing to use our air program, as well as lower shipboard cost of sales due to the increased use of concessionaires as discussed previously. Included in 1999 operating expenses are charges of $17.3 million, related to settlements with the U.S. Department of Justice and the State of Alaska. Excluding the settlements, operating expenses as a percentage of revenues decreased to 57.7% in 2000 from 58.1% in 1999.

     Marketing, selling and administrative expenses increased 11.0% to $412.8 million in 2000 from $371.8 million in 1999. The increase is primarily due to television advertising costs associated with our new advertising campaigns to promote brand awareness, as well as increased administrative staffing levels and investment in information technology to support our growth. Marketing, selling and administrative expenses as a percentage of revenues decreased from 14.6% in 1999 to 14.4% in 2000.

     Depreciation and amortization increased 16.7% to $231.0 million in 2000 from $197.9 million in 1999. The increase is due to incremental depreciation associated with the addition of new ships, as well as shoreside capital expenditures primarily related to information technology in support of our growth plans.

  Other Income (Expense)

     Gross interest expense (excluding capitalized interest) increased to $198.5 million in 2000 as compared to $165.2 million in 1999. The increase is due primarily to higher debt levels associated with our fleet expansion program and higher interest rates. Capitalized interest increased $9.6 million from $34.6 million in 1999 to $44.2 million in 2000, due to an increase in expenditures related to ships under construction.

     Included in Other income (expense) in 2000 is approximately $10.2 million of compensation from the shipyard related to the delivery of Millennium and $9.2 million of dividend income from our July 2000 investment in convertible preferred stock of First Choice Holidays PLC. (See Liquidity and Capital Resources.) Included in Other income (expense) in 1999 is $26.5 million of loss-of-hire insurance resulting from ships out of service.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

  Revenues

     Revenues decreased 3.4% to $2.5 billion in 1999 compared to $2.6 billion for the same period in 1998. The decline in revenues is due to a 2.9% decrease in capacity and a 0.6% decline in gross revenue per available lower berth. The reduction in capacity is associated with the departure of Song of America from the fleet in March 1999 and a temporary decline in capacity resulting from a grounding incident involving Monarch of the Seas in December 1998 and unscheduled engine repairs on Grandeur of the Seas and Enchantment of the Seas during the first half of 1999. The reduction in capacity was partially offset by the full-year impact of Vision of the Seas which entered service in the second quarter of 1998 and Voyager of the Seas which entered service in the fourth quarter of 1999. The decrease in gross revenue per available lower berth is primarily due to a reduction in air revenue per diems associated with fewer guests using our air program, partially offset by improved guest per diems.

  Expenses

     Operating expenses decreased 6.1% to $1.5 billion in 1999 as compared to $1.6 billion in 1998. Included in operating expenses are charges of $17.3 million and $9.0 million in 1999 and 1998, respectively, related to settlements with the U.S. Department of Justice and the State of Alaska. The decrease in operating expenses is primarily due to the decline in capacity and lower air costs from fewer guests using our air program. As a percentage of revenues, operating expenses decreased from 60.5% in 1998 to 58.8% in 1999 primarily due to fewer guests using our air program.

     Marketing, selling and administrative expenses increased 3.5% to $371.8 million in 1999 from $359.2 million in 1998. The increase is primarily due to an increased investment in information technology and an increase in international advertising to enhance our brand awareness worldwide. As a percentage of revenues, marketing, selling and administrative expenses increased to 14.6% in 1999 from 13.6% in 1998. Approximately half of the margin increase is the result of higher expenses described above and approximately half is due to a decline in revenues from ships out of service.

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

LIQUIDITY AND CAPITAL RESOURCES

  Sources and Uses of Cash

     Net cash provided by operating activities was $703.3 million in 2000 as compared to $583.4 million in 1999 and $526.9 million in 1998. The increase for all years was primarily due to higher net income.

     In connection with our international strategy, in July 2000 we entered into a multi-faceted strategic alliance with First Choice Holidays PLC, one of the United Kingdom's largest integrated tour operators. This marketing alliance was solidified by our investment of approximately $300 million in convertible preferred stock issued by First Choice Holidays PLC. Additionally, we entered into a joint venture with First Choice Holidays PLC to launch a new cruise line targeting the European vacation mass-market. Viking Serenade, a 1,512-berth ship currently operating under the Royal Caribbean International brand, will be the first ship operated by the new cruise line, which has yet to be named. As part of the transaction, ownership of Viking Serenade was transferred to the new joint venture at a valuation of $95.4 million. The contribution of Viking Serenade represents our 50% investment in the joint venture as well as $47.7 million in proceeds towards the purchase price of the convertible preferred stock.

     In 1999, we issued 10,825,000 shares of common stock. The net proceeds were approximately $487.4 million.

     During 2000, 1999 and 1998, we paid quarterly cash dividends on our common stock totaling $91.3 million, $69.1 million and $55.2 million, respectively, as well as quarterly cash dividends on our preferred stock, totaling $3.1 million, $12.5 million and $12.5 million, respectively.

     We made principal payments totaling approximately $128.1 million, $127.9 million and $343.2 million under various term loans and capital leases during 2000, 1999 and 1998, respectively. In connection with the delivery of Millennium and Explorer of the Seas and the purchase of convertible preferred shares, we drew $1.2 billion on various credit facilities.

     During the year ended December 31, 2000, our capital expenditures were approximately $1.3 billion as compared to $1.0 billion during 1999 and $0.6 billion during 1998. The largest portion of capital expenditures related to the delivery of Millennium and Explorer of the Seas in 2000, Voyager of the Seas in 1999, Vision of the Seas in 1998, as well as progress payments for ships under construction in all years.

     We received proceeds of $94.5 million from the sale of Song of America during 1998.

     Capitalized interest increased to $44.2 million in 2000 from $34.6 million in 1999 and $15.0 million in 1998. The increase in all years was due to an increase in expenditures related to vessels under construction.

  Future Commitments

     We currently have eight ships on order for an additional capacity of 19,718 berths. The aggregate contract price of the eight ships, which excludes capitalized interest and other ancillary costs, is approximately $3.4 billion, of which we have deposited $248.0 million as of December 31, 2000. Additional deposits are due prior to the dates of delivery of $223.1 million, $121.8 million, and $27.8 million in 2001, 2002 and 2003, respectively. We anticipate that overall capital expenditures will be approximately $2.2 billion, $1.7 billion, and $1.2 billion for 2001, 2002 and 2003, respectively.

     We also have options to purchase two additional Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006. The options have an aggregate contract price of $804.6 million. We have the right to cancel the options on or before June 27, 2001.

     We have $3.4 billion of long-term debt of which $109.9 million is due during the 12-month period ending December 31, 2001.

     As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to contract for the building of additional ships. We may also consider the sale of ships. In addition, we continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

     Additional information on our debt and commitments may be found in Notes 6 and 12 of our Consolidated Financial Statements.

  Funding Sources

     As of December 31, 2000, our liquidity was $907.8 million consisting of $177.8 million in cash and cash equivalents and $730.0 million available under our $1.0 billion unsecured revolving credit facility. In December 2000, we also entered into a $360.0 million, five year, unsecured term loan that can be utilized during 2001. No amounts are currently outstanding under this facility. In February 2001, we received net proceeds of $1.1 billion from the issuance of Senior Notes and Liquid Yield Option(TM) Notes due in 2011 and 2021, respectively. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under our available credit facilities, the incurrence of additional indebtedness and sales of securities in private or public securities markets. In addition, the agreements related to five of the eight ships currently on order require the shipyards to make available export financing for up to 80% of the contract price of the vessels.

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

  Interest Rate Risk

     Our exposure to market risk for changes in interest rates relates to our long-term debt obligations. At December 31, 2000, the fair value of our long-term fixed rate debt was estimated at $3,332.5 million using quoted market prices where available for our debt or similar debt with the same remaining maturities or discounted cash flow analyses. Market risk associated with our long-term debt is the potential increase in fair value resulting from a decrease in interest rates. We use interest rate swaps to modify our exposure to interest rate movements and manage our interest expense. Our interest rate swaps are floating rate instruments that are tied to LIBOR. The fair values of our interest rate swaps were estimated at $24.6 million as of December 31, 2000 based on quoted market prices for similar or identical financial instruments to those we hold. A 10% decrease in assumed interest rates would increase the fair value of our long-term debt by approximately $62.5 million. This increase would be partially offset by an increase in the fair values of our interest rate swaps of approximately $28.0 million.

  Foreign Currency Exchange Rate Risk

     We are exposed to foreign currency exchange rate fluctuations on the U.S. dollar value of foreign currency denominated firm commitments related to vessel construction contracts and forecasted transactions. To manage the volatility relating to currency exchange rates, we net revenue and expense exposures to take advantage of natural offsets and enter into forward purchase contracts and/or option contracts for a portion of the remaining exposures. Our principal net currency exposures relate to the Norwegian kroner and the euro. The fair values of these financial instruments are estimated based on quoted market prices for equivalent instruments with the same remaining maturities. The fair values of such contracts were approximately ($5.6) million at December 31, 2000. The potential decrease in the fair values of these contracts due to a 10% strengthening of the U.S. dollar would be approximately $138.8 million. This decrease in fair values would be offset by a gain generated from the realization of the firm commitment or forecasted transactions being hedged.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     Our directors and senior management are listed below. Officers are appointed by the Board of Directors and serve at their discretion.

     The Board of Directors is divided into three classes. The current term of office of directors in Class II expires at the 2001 Annual Meeting. The current term of office of directors in Class III expires at the 2002 Annual Meeting, and the current term of office of directors in Class I expires at the 2003 Annual Meeting. Each newly elected director will serve three years from the date of his or her election. For a description of the arrangements between the major shareholders regarding the nomination and election of directors, see Item 7. Major Shareholders and Related Party Transactions.

NAME                                        AGE   POSITION
----                                        ---   --------
Richard D. Fain(1)........................  53    Chairman, Chief Executive Officer and Director
Jack L. Williams..........................  51    President, Royal Caribbean International
Richard E. Sasso..........................  51    President, Celebrity Cruises
Richard J. Glasier........................  55    Executive Vice President and Chief Financial Officer
Edwin W. Stephan(2).......................  69    Director and Vice Chairman
Tor Arneberg(2)...........................  72    Director
Bernard W. Aronson(1).....................  54    Director
John D. Chandris(1).......................  50    Director
Arvid Grundekjoen(1)......................  45    Director
Laura Laviada(3)..........................  50    Director
Jannik Lindbaek(2)........................  62    Director
Eyal Ofer(3)..............................  50    Director
Thomas J. Pritzker(2).....................  50    Director
William K. Reilly(3)......................  61    Director
Arne Wilhelmsen(3)........................  71    Director

---------------

(1) Class I director
(2) Class II director
(3) Class III director

     Richard D. Fain has served as a Director since 1981 and as our Chairman and Chief Executive Officer since 1988. Mr. Fain is Chairman of the International Council of Cruise Lines, an industry trade organization. Mr. Fain has been involved in the shipping industry for 25 years.

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

     Richard E. Sasso has served as President of Celebrity Cruises since January 1996. From the founding of Celebrity in 1990 through January 1996, Mr. Sasso served as its Senior Vice President Sales and Marketing. Mr. Sasso has been involved in the cruise industry for over 29 years.

     Richard J. Glasier has served as our Executive Vice President and Chief Financial Officer since June 1996 and as our Senior Vice President and Chief Financial Officer since 1985. Mr. Glasier has held various senior financial positions in the hotel, gaming and cruise industry for over 20 years.

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

     Arvid Grundekjoen has served as a Director since November 2000. Mr. Grundekjoen has served as Chief Executive Officer of Awilco ASA, a public shipping company, since 1992. He is also Managing Director of Anders Wilhelmsen & Co. AS. and serves as Chairman of the supervisory boards of Linstow ASA, AS. Investa, IT Fornebu Eiendom AS. and Creati AS. Mr. Gundekjoen has previously served as President of Teamco, a data processing and information technology company.

     Laura Laviada has served as a Director since July 1997. From 1995 through 2000, Ms. Laviada was the President and Chief Executive Officer of Editorial Televisa, the largest Spanish language magazine publisher in the world with 40 titles distributed throughout 19 countries. In October 2000, Ms. Laviada sold her equity interest in the company and is currently starting a non-profit organization to provide credit and micro-enterprise training for women in Mexico.

     Jannik Lindbaek has served as a Director since May 1999. From 1994 until 1999, Mr. Lindbaek served as Executive Vice President of International Finance Corp., Washington, D.C. International Finance Corp. is the private sector arm of the World Bank Group and makes equity investments and loans to private sector projects in developing countries. From 1986 until 1994, Mr. Lindbaek served as President and Chief Executive Officer of Nordic Investment Bank, Helsinki, Finland, a multilateral financial institution owned by the five Nordic countries. From 1976 through 1985, Mr. Lindbaek served as President and Chief Executive Officer of Storebrand Insurance Co., Oslo, Norway, the largest insurance group in Norway. Mr. Lindbaek is a director of Vital Life Insurance Co., Anders Wilhelmsen & Co. AS. and Chairman of the Board (non-executive) of Den norske Bank. Mr. Lindbaek also serves on the International Advisory Boards of The Chubb Corporation and the East African Development Bank and is Chairman of the Bergen Festival of Music and Drama, Bergen, Norway.

     Eyal Ofer has served as a Director since May 1995. Mr. Ofer has served as the Chief Executive Officer of Carlyle M.G. Limited since May 1991.

     Thomas J. Pritzker has served as a Director since February 1999. Mr. Pritzker is Chairman and CEO of The Pritzker Organization and a partner in the law firm of Pritzker & Pritzker. He is Chairman and CEO of

Hyatt Corporation and Hyatt International. Mr. Pritzker is also a founder and Director of First Health Corporation where he is also Chairman of the Executive Committee. First Health Corporation is a publicly traded company engaged in the managed care industry. Mr. Pritzker is a member of the Board of Trustees of the University of Chicago and the Art Institute of Chicago where he is Chairman of the Committee on Asian Art.

     William K. Reilly has served as a Director since January 1998. Mr. Reilly is the chief executive officer of Aqua International Partners, an investment group that finances water purification in developing countries. From 1989 to 1993, Mr. Reilly served as the Administrator of the U.S. Environmental Protection Agency. He has also previously served as the Payne Visiting Professor at Stanford University's Institute of International Studies, president of World Wildlife Fund and of The Conservation Foundation, executive director of the Rockefeller Task Force on Land Use and Urban Growth and Chairman of the Natural Resources Council of America. He is Chairman of the Board of Directors of World Wildlife Fund and serves on the Board of Trustees of the American Academy in Rome, the National Geographic Society, the Packard Foundation and the Presidio Trust. He also serves as a director of Dupont, Conoco and Evergreen Holdings.

     Arne Wilhelmsen has served as a Director since 1968. Mr. Wilhelmsen, one of our founders, is a principal and Chairman of the Board of A. Wilhelmsen AS. and board member in Anders Wilhelmsen & Co. AS. Mr. Wilhelmsen has been involved in the shipping industry for over 40 years.

COMPENSATION

  Cash Compensation

     Our executive planning committee consists of Messrs. Fain, Sasso, Williams, Glasier and Thomas F. Murrill, Vice President, Chief Human Resources Officer. We paid our directors and members of our executive planning committee (16 persons) aggregate cash compensation of $5.7 million during the year ended December 31, 2000.

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

  Retirement Plan and Other Executive Compensation Plans

     All eligible shoreside officers and employees are participants in our Retirement Plan. Contributions ranging from 8% to 12% of the participant's compensation (as defined in the plan), depending on the length of such participant's employment, are made on an annual basis to the participant's account. Benefits under the Retirement Plan are payable on the later of the date the participant attains the age of 65 or the date the participant actually retires, but in no event later than April 1st following the calendar year in which the participant attains the age of 70 1/2. Benefits are payable as follows: (i) in a single lump sum, payable upon termination of employment; (ii) as a life annuity, payable monthly upon retirement during the lifetime of the employee; (iii) in installments payable upon retirement for a period not to exceed 120 months; or (iv) a joint and 50% surviving spouse annuity, payable monthly upon retirement during the lifetime of the employee and spouse.

     We also have a Supplemental Executive Retirement Plan. Under the Supplemental Executive Retirement Plan, we accrue, but do not fund, an annual amount for the account of each of our executives equal to the reduction in our contribution under the Retirement Plan in accordance with Section 401(a)(17) of the Internal Revenue Code. Other terms and benefits of the Supplemental Executive Retirement Plan are the same as those of the Retirement Plan.

     Richard D. Fain is entitled to receive upon his cessation of employment by us for any reason the assets of a grantor trust established by us for the benefit of Mr. Fain. We make quarterly contributions of 10,086 shares of common stock to the grantor trust and will continue to do so until the earlier of the cessation of Mr. Fain's employment or June 2014. In addition, Mr. Fain is entitled to receive upon his cessation of employment by us for certain reasons, an amount equal to his then current annual base salary.

     The aggregate amount set aside or accrued during 2000 to provide pension, retirement or other executive compensation benefits for the directors and members of the executive planning committee, as a group, was $0.7 million.

     We have stock option plans under which we issue options to our directors, officers and key employees to purchase shares of our common stock. The plans consist of a 1990 Employee Stock Option Plan, a 1995 Incentive Stock Option Plan and a 2000 Stock Option Plan. The 1995 Incentive Stock Option Plan provides for the issuance of up to 3,700,000 shares of our common stock and, subject to approval by our shareholders at our 2001 Annual Meeting, will be increased to 6,700,000 shares. The 2000 Stock Option Plan provides for the issuance of up to 8,000,000 shares of our common stock and, subject to approval by our shareholders at our 2001 Annual Meeting, will be increased to 13,000,000 shares. The 1990 Employee Stock Option Plan terminated by its terms in March 2000, although all options that had been outstanding at the time of termination remain in effect. All options terminate on the earlier of the option expiration date (which is generally ten years from the date of grant), or within a specified period following the recipient's cessation of employment or service as a director.

     In connection with our initial public offering in April 1993, we issued 379,714 stock options at an exercise price of $9.00 per share to one of our officers. The options, which vested immediately, will generally expire upon termination of the officer's employment. As of March 1, 2001, 354,714 options were outstanding.

     Options covering a total of 1,095,000 shares of common stock were issued during 2000 to our directors and members of our executive planning committee at exercise prices of $48.00, $28.78, $28.88 and $20.30. The options expire on February 4, 2010, March 3, 2010, March 31, 2010 and December 4, 2010, respectively.

     The preceding options include the following options which were granted on December 4, 2000 to the following persons at an exercise price of $20.30 per share:

NAME                                                          OPTIONS
----                                                          -------
Tor Arneberg................................................   10,000
Bernard W. Aronson..........................................   10,000
John D. Chandris............................................   10,000
Richard D. Fain.............................................  150,000
Arvid Grundekjoen...........................................   10,000
Laura Laviada...............................................   10,000
Jannik Lindbaek.............................................   10,000
Eyal Ofer...................................................   10,000
Thomas J. Pritzker..........................................   10,000
William K. Reilly...........................................   10,000
Edwin W. Stephan............................................   10,000
Arne Wilhelmsen.............................................   10,000
Richard E. Sasso............................................   65,000
Jack L. Williams............................................  100,000
Richard J. Glasier..........................................   75,000

     Our 1994 Employee Stock Purchase Plan provides for the grant of rights to eligible employees to purchase a maximum of 800,000 shares of common stock. The 1994 Employee Stock Purchase Plan is generally available to all of our employees who have been employed for at least one year and who customarily work at least five months per calendar year. Offerings to employees under the 1994 Employee Stock Purchase Plan are made on a quarterly basis. Subject to certain limitations, the purchase price for each share of common stock under the 1994 Employee Stock Purchase Plan is equal to 90% of the average of the market prices of the common stock as reported on the NYSE on the first business day of the purchase period and the last business day of each month of the purchase period.

     Effective January 1, 1998, we instituted a program, "Taking Stock in Employees," to award stock to employees up to a maximum of 1,400,000 shares of common stock. Employees are awarded five shares of our common stock at the end of each year of employment through December 31, 2007. Employees can elect to receive cash equal to the fair market value of the stock upon vesting.

BOARD PRACTICES

     Our Compensation Committee consists of not less than two directors who are not salaried officers of our company. The purpose of the Compensation Committee is to review the compensation of our executives and to make determinations relative to that. The current members of the Compensation Committee are Mr. Arneberg and Mr. Aronson. The Compensation Committee operates under the authority of our Board of Directors as provided by the terms of our By-Laws.

     The Audit Committee consists of three independent directors. The purpose of the Audit Committee is to provide general oversight of audit, legal compliance and potential conflict of interest matters. The current members of the Audit Committee are Messrs. Arneberg, Aronson and Lindbaek. The Audit Committee operates under the authority of our Board of Directors as provided by the terms of our By-Laws. The Audit Committee has adopted a charter that provides specific guidance to the Committee as to their role, responsibility and compliance with the Securities and Exchange Commission's Audit Committee Rules.

     For the term of our Board of Directors, see the Directors and Senior Management section of this Item 6.

EMPLOYEES

     As of December 31, 2000, we employed approximately 2,700 full-time and 500 part-time employees in our shoreside operations worldwide. We also employed approximately 23,000 crew and staff for our vessels. As of December 31, 2000, approximately 70% of our shipboard employees were covered by collective bargaining agreements. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

     As of March 1, 2001, Richard D. Fain beneficially owned 2,195,019 shares of common stock, representing 1.1% of our issued and outstanding shares of common stock.(1)

     As of March 1, 2001, Arne Wilhelmsen beneficially owned 46,357,830 shares of common stock, representing 24.1% of our issued and outstanding shares of common stock.(2)

     Each other director and member of the executive planning committee owns less than 1% of the issued and outstanding shares of our common stock. Set forth below is additional information concerning the shareholdings of such other directors and certain members of our executive planning committee as of February 2, 2001 as reported to the Oslo Stock Exchange. Total holdings include vested and unvested stock options:

                                                                  TOTAL HOLDINGS
                                                               (INCLUDING VESTED AND
NAME                                                          UNVESTED STOCK OPTIONS)
----                                                          -----------------------
Tor Arneberg................................................           70,000
Bernard W. Aronson..........................................           70,000
John D. Chandris............................................           45,000
Richard J. Glasier..........................................          410,551
Arvid Grundekjoen...........................................           12,000
Laura Laviada...............................................           45,000
Jannik Lindbaek.............................................           25,000
Eyal Ofer...................................................           70,000(3)
Thomas J. Pritzker..........................................           30,000(3)
William K. Reilly...........................................           30,000
Richard E. Sasso............................................          235,000
Edwin W. Stephan............................................           85,000
Jack L. Williams............................................          418,435

---------------

(1) This amount includes (i) 663,500 shares of common stock covered by vested options exercisable on or before May 1, 2001; (ii) 1,071,412 shares of common stock held by Monument Capital Corporation, a Liberian Corporation as nominee for various trusts primarily for the benefit of certain members of the Fain family; (iii) 455,352 shares of common stock issued to a trust for the benefit of Mr. Fain; and (iv) 247 shares of common stock held by Mr. Fain's minor daughter. Mr. Fain disclaims beneficial ownership of some or all of the shares of common stock referred to in (ii), (iii) and (iv) above. Of the 663,500 shares of common stock covered by the foregoing vested options; (A) 354,714 are exercisable at $9.00 per share and will generally expire on the termination of Mr. Fain's employment; (B) 50,000 are exercisable at $13.78 per share and expire on February 3, 2005; (C) 20,286 are exercisable at $11.19 per share and expire on January 2, 2006; (D) 80,000 are exercisable at $13.31 per share and expire on October 15, 2006;
    (E) 120,000 are exercisable at $25.59 per share and expire on January 27, 2008; and (F) 38,500 are exercisable at $35.09 per share and expire on February 5, 2009. Amount does not include 536,500 unvested stock options held by Mr. Fain.
(2) Includes (i) 46,329,330 shares held by A. Wilhelmsen AS., a Norwegian corporation, and (ii) 28,500 shares of common stock covered by vested options exercisable on or before May 1, 2001. See Item 7. Major Shareholders and Related Party Transactions. Of the 28,500 options, (A) 15,000 shares are exercisable at $14.16 per share and expire on May 20, 2004; (B) 7,500 shares are exercisable at $14.38 per share and expire on June 13, 2006; and (C) 6,000 shares are exercisable at $26.75 per share and expire on September 24, 1998. Amount does not include 41,500 unvested stock options held by Mr. Wilhelmsen.
(3) Does not include 48,281,900 shares owned by Cruise Associates. See Item 7. Major Shareholders and Related Party Transactions.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 1, 2001 by each person who is known by us to own beneficially more than 5% of the outstanding common stock.

                                                              NUMBER OF
                                                               SHARES
                                                                 OF
                                                               COMMON     PERCENTAGE
NAME                                                            STOCK     OWNERSHIP
----                                                          ---------   ----------
A. Wilhelmsen AS.(1)........................................  46,329,330     24.1%
Cruise Associates(2)........................................  48,281,900     25.1%

---------------

(1) A. Wilhelmsen AS. is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.
(2) Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family.

     A. Wilhelmsen AS. and Cruise Associates are parties to a shareholders agreement on certain matters relative to our organization and operation and certain matters concerning their respective ownership of our voting stock. During the term of the shareholders agreement, A. Wilhelmsen AS. and Cruise Associates have agreed to vote their shares of common stock in favor of the following individuals as our directors: (i) up to four nominees of A. Wilhelmsen AS. (at least one of whom must be independent); (ii) up to four nominees of Cruise Associates (at least one of whom must be independent); and (iii) one nominee who must be Richard D. Fain or such other individual who is then employed as our chief executive officer. In connection with our acquisition of Celebrity, A. Wilhelmsen AS. and Cruise Associates have agreed to vote their shares of common stock in favor of the election of one additional director to be nominated by Archinav Holdings, Ltd., for a specified period until 2004. In addition, until either of them should decide otherwise, A. Wilhelmsen AS. and Cruise Associates have agreed to vote their shares of common stock in favor of Edwin W. Stephen and William K. Reilly as directors of our Company.

     Of the current directors, A. Wilhelmsen AS. nominated Tor Arneberg, Arvid Grundekjoen, Jannick Lindbaek and Arne Wilhelmsen, and Cruise Associates nominated Bernard W. Aronson, Laura Laviada, Eyal Ofer and Thomas J. Pritzker. Archinav Holdings, Ltd. nominated John D. Chandris.

     The shareholders agreement provides that A. Wilhelmsen AS. and Cruise Associates will from time to time consider our dividend policy with due regard for the interests of the shareholders in maximizing the return on their investment and our ability to pay such dividends. The declaration of dividends shall at all times be subject to the final determination of our Board of Directors that a dividend is prudent at that time in consideration of the needs of the business. The shareholders agreement also provides that payment of dividends will depend, among other factors, upon our earnings, financial condition and capital requirements and the income and other tax liabilities of
A. Wilhelmsen AS., Cruise Associates and their respective affiliates relating to their ownership of common stock.

     As of March 1, 2001, there were 1,062 record holders of our common stock in the United States, holding 51,713,151 shares or approximately 26.9% of the total outstanding common stock.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Our Consolidated Financial Statements have been prepared in accordance with
Item 18 and are included beginning on page F-1 of this report.

LITIGATION

     Beginning in August 1996, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on a portion of the port charges that were included in the price of cruise fares. In December 1998, a Florida state court dismissed one of the suits for failure to state a claim under Florida law and in May 2000, the Florida Circuit Court of Appeals upheld the dismissal. In December 2000, the remaining suit was dismissed.

     In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. We are not able at this time to estimate the impact of these proceedings on us; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on our results of operations.

     We are routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. We believe the outcome of such other claims which are not covered by insurance are not expected to have a material adverse effect upon our financial condition or results of operations.

POLICY ON DIVIDEND DISTRIBUTIONS

     For our policy on dividend distributions, see Item 7. Major Shareholders and Related Party Transactions.

SIGNIFICANT CHANGES

     In February 2001, we received net proceeds of $1.1 billion from the issuance of Senior Notes and Liquid Yield Option(TM) Notes. Also in February 2001, we took delivery of Infinity, a Millennium-class vessel and in March 2001, we took delivery of Radiance of the Seas, a Radiance-class vessel. For further information on these significant changes, see Note 14 of our Consolidated Financial Statements.

ITEM 9.  THE OFFER AND LISTING

MARKETS

     Our common stock is listed on the New York Stock Exchange ("NYSE") and the Oslo Stock Exchange ("OSE") under the symbol "RCL".

     The table below sets forth the intra-day high and low prices of our common stock for the five most recent fiscal years, the two most recent years by quarter, and the most recent six months:

                                                           NYSE                    OSE
                                                       COMMON STOCK          COMMON STOCK(1)
                                                      ---------------        ---------------
                                                      HIGH        LOW        HIGH        LOW
                                                      ----        ---        ----        ---
PREVIOUS FIVE YEARS:
  2000..............................................  $56 3/8     $16 1/8    446         152
  1999..............................................   58 7/8      31 3/8    450         246
  1998..............................................   43 29/32    17        327 1/2     137
  1997..............................................   53 5/8      23 1/4    370         280
  1996..............................................   29 1/8      21 1/2     --          --

PREVIOUS TWO YEARS (BY QUARTER):
  2001
     First Quarter..................................   30 1/4      19 87/100 266         184 1/2
  2000
     Fourth Quarter.................................   27 4/5      18 5/32   246 1/2     173
     Third Quarter..................................   25 5/16     18 9/16   236         161
     Second Quarter.................................   28 5/16     16 1/8    242         152
     First Quarter..................................   56 3/8      25 5/16   446         215
  1999
     Fourth Quarter.................................   58 7/8      42 5/8    450         338
     Third Quarter..................................   51 5/8      41 1/16   401         328
     Second Quarter.................................   44 1/2      31 7/8    350         266 1/2
     First Quarter..................................   40 1/4      31 3/8    302 1/2     246

PREVIOUS SIX MONTHS:
     March 2001.....................................   28 9/100    19 87/100 251 1/2     184 1/2
     February 2001..................................   30 1/4      25 3/10   266         220
     January 2001...................................   29 11/50    23 7/50   256         202
     December 2000..................................   27 4/5      19 3/5    241         177
     November 2000..................................   22 1/2      18 5/32   209         173
     October 2000...................................   26 89/100   19 41/50  246 1/2     189

---------------

(1) Denominated in Norwegian kroner.

ITEM 10.  ADDITIONAL INFORMATION

ARTICLES OF INCORPORATION AND BY-LAWS

     Article Third of our Restated Articles of Incorporation provides that we may engage in any lawful act or activity for which companies may be organized under the Business Corporation Act of Liberia. However, we are restricted from doing business in Liberia within the meaning of the Business Corporation Act of Liberia.

     In accordance with our By-Laws, our Board of Directors has the authority to fix the compensation of our directors. There is no requirement that a person own any shares in our company in order to qualify as a director.

     Holders of our common stock have an equal right to share in our profits in the form of dividends when declared by our Board of Directors out of funds legally available for the distribution of dividends. If declared, there are no relevant time limits under Liberian law pursuant to which the entitlement to the dividend would lapse. Holders of our common stock have no rights to any sinking fund.

     For additional information about our Articles of Incorporation and By-Laws, and a description of the rights attaching to our shares of stock, see "Description of Capital Stock" contained in our Registration Statement on Form F-3 as filed with the Securities and Exchange Commission, File No. 333-56058.

MATERIAL CONTRACTS

     The following is a summary of our material contracts:

          First Supplemental Indenture dated as of July 28, 1994 between us, as Issuer, and The Bank of New York, as Trustee. We issued $125 million aggregate principal amount of 8 1/8% Senior Notes due 2004 at a price of 97.871%, net of underwriting discount. The notes are unsecured and are not redeemable prior to maturity.

          Second Supplemental Indenture dated as of March 29, 1995 between us, as Issuer, and The Bank of New York, as Trustee. We issued $150 million aggregate principal amount of 8 1/4% Senior Notes due 2005 at a price of 98.579%, net of underwriting discount. The notes are unsecured and are not redeemable prior to maturity.

          Third Supplemental Indenture dated as of September 18, 1995 between us, as Issuer, and The Bank of New York, as Trustee. We issued $150 million aggregate principal amount of 7 1/8% Senior Notes due 2002 at a price of 98.644%, net of underwriting discount. The notes are unsecured and are not redeemable prior to maturity.

          Fourth Supplemental Indenture dated as of August 12, 1996 between us, as Issuer, and The Bank of New York, as Trustee. We issued $175 million aggregate principal amount of 7 1/4% Senior Notes due 2006 at a price of 98.017%, net of underwriting. The notes are unsecured and are not redeemable prior to maturity.

          Fifth Supplemental Indenture dated as of October 14, 1997 between us, as Issuer, and The Bank of New York, as Trustee. We issued $200 million aggregate principal amount of 7% Senior Notes due 2007 at a price of 99.058%, net of underwriting. The notes are unsecured and are not redeemable prior to maturity.

          Sixth Supplemental Indenture dated as of October 14, 1997 between us, as Issuer, and The Bank of New York, as Trustee. We issued $300 million aggregate principal amount of 7 1/2% Senior Debentures due 2027 at a price of 97.716%, net of underwriting. The debentures are unsecured and are not redeemable prior to maturity.

          Seventh Supplemental Indenture dated as of March 16, 1998 between us, as Issuer, and The Bank of New York, as Trustee. We issued $150 million aggregate principal amount of 6 3/4 % Senior Notes due 2008 at a price of 99.718%, net of underwriting. The notes are unsecured and are not redeemable prior to maturity.

          Eighth Supplemental Indenture dated as of March 16, 1998 between us, as Issuer, and The Bank of New York, as Trustee. We issued $150 million aggregate principal amount of 7 1/4% Senior Debentures due 2018 at a price of 98.749%, net of underwriting. The debentures are unsecured and are not redeemable prior to maturity.

          Ninth Supplemental Indenture dated as of February 2, 2001 between us, as Issuer, and The Bank of New York, as Trustee. We issued $500 million aggregate principal amount of 8 3/4% Senior Notes due 2011 at a price of 99.015%. The notes are unsecured and are not redeemable prior to maturity.

          Tenth Supplemental Indenture dated as of February 2, 2001 between us, as Issuer, and The Bank of New York, as Trustee. We issued $1,310,174,000 aggregate principal amount of Liquid Yield Option(TM) Notes (LYONs) due 2021. The LYONs are unsecured zero coupon bonds with a yield to maturity of

     4.875%. The LYONs are convertible into 17.7 million shares of common stock if certain conditions are met.

     Amended and Restated Credit Agreement dated as of June 28, 1996 amongst us and various financial institutions and the Bank of Nova Scotia as Administrative Agent. Under our unsecured revolving credit facility, we can have outstanding up to $1 billion until June 2003. The unsecured revolving credit facility bears interest at LIBOR plus .30% on balances outstanding and a .15% facility fee. The contractual interest rate on balances outstanding varies with our debt rating. The unsecured revolving credit facility contains covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage and limit our debt to capital ratio.

     Credit Agreement dated as of December 16, 1999 between us and Kreditanstalt fur Wiederaufbau. We entered into a $300 million unsecured term loan bearing interest at LIBOR plus 0.80%, of which $150 million is due in 2009 and $150 million is due in 2010. The term loan contains covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage and limit our debt to capital ratio.

     Credit Agreement dated as of June 9, 2000 between us and various financial institutions and Bank of America, N.A. as Administrative Agent. We entered into a $625 million unsecured term loan bearing interest at LIBOR plus 1.0%, which is due in 2005. The contractual interest rate on balances outstanding varies with our debt rating. The term loan contains covenants that require us, among other things, to maintain minimum net worth and fixed charge coverage and limit our debt to capital ratio.

     Credit Agreement dated as of December 20, 2000 between us and various financial institutions and Kreditanstalt fur Wiederaufbau as Administrative Agent. We entered into a $360 million unsecured term loan. The loan can be utilized during 2001, bears interest at LIBOR plus 1.0% and is due in 2006. The term loan contains covenants that require us, among other things, to maintain minimum net worth and fixed charge coverage and limit our debt to capital ratio.

     New Credit Agreement dated December 12, 1997 between Seabrook Maritime Inc. and Kreditanstalt fur Wiederaufbau. Seabrook Maritime Inc. entered into a $200 million unsecured term loan to finance the purchase of Mercury. The loan bears interest at 8% and is due in 2006. We guarantee the loan.

     Loan Facility Agreement dated November 29, 1993 between Esker Marine Shipping Inc. and Kreditanstalt fur Wiederaufbau. Esker Marine Shipping Inc. entered into a $308.7 million term loan to finance the purchase of Galaxy. The remaining fixed rate loan bears interest at 7.12% and is due in 2005. The loan is secured by the vessel. The loan agreement provides for a limited amount of additional borrowings to service principal payments.

     Loan Facility Agreement dated November 29, 1993 between Blue Sapphire Marine Inc. and Kreditanstalt fur Wiederaufbau. Blue Sapphire Marine Inc. entered into a $301.7 million term loan to finance the purchase of Century. The fixed rate portion of the loan bears interest at 6.73% and the variable rate portions of the loan bear interest at 6.5% through November 2001 and LIBOR plus
 .45% thereafter. The loan is secured by the vessel and is due in 2004. The loan agreement provides for a limited amount of additional borrowings to service principal payments.

     Loan Facility Agreement dated June 21, 1990 between Zenith Shipping Corporation and Kreditanstalt fur Wiederaufbau. Zenith Shipping Corporation entered into a $169.4 million term loan to finance the purchase of Zenith. The fixed rate portion of the loan had bore interest at 8.0%. The loan, which had been secured by the vessel, was repaid in full in September 2000.

     Amended and Restated Registration Rights Agreement dated as of July 30, 1997 among us, A. Wilhelmsen AS., Cruise Associates, Monument Capital Corporation, Archinav Holdings, Ltd. and Overseas Cruiseship, Inc. Pursuant to this agreement, A. Wilhelmsen AS. and Cruise Associates have the right on a specified number of occasions to require, subject to certain qualifications and limitations, that we effect the registration under the U.S. Securities Act of 1933 of all or a specified number of shares of common stock. Each of A. Wilhelmsen AS. and Cruise Associates has certain additional registration rights at such time or times as we publicly offer securities. Monument Capital Corporation and Archinav Holdings, Ltd. are also parties to the registration rights agreement and may exercise such rights as provided by the registration rights agreement.

     Lease Agreement dated March 3, 1993 between us and G.I.E. Cruise Vision One. In April 1995, we entered into a $260 million capital lease to finance Legend of the Seas. The capital lease has an implicit interest rate of 7.8% over 15 years.

     Lease Agreement dated March 3, 1993 between us and G.I.E. Cruise Vision Two. In March 1996,we entered into a $264 million capital lease to finance Splendour of the Seas. The capital lease has an implicit interest rate of 7.8% over 15 years.

     Office Building Lease Agreement dated July 25, 1989 between us and Miami-Dade County, Florida. We entered into a 20-year lease of an office building of approximately 162,500 square feet at the Port of Miami, Florida for use as part of our principal offices. The lease term expires in 2011. Base rent payable under the lease is equal to the amount necessary to satisfy the debt service of the construction costs of $16,500,000 over the lease term. The lease has two five-year renewals.

     Office Building Lease Agreement dated January 18, 1994 between us and Miami-Dade County, Florida. We entered into a 20-year lease of an office building of approximately 180,000 square feet at the Port of Miami, Florida for use as part of our principal offices. The Lease term expires in 2015. Base rent payable under the lease is equal to the amount necessary to satisfy the construction costs of $16,650,000 over the lease term. The lease has two five-year renewals.

EXCHANGE CONTROLS

     There are now no exchange control restrictions on remittances of dividends on our common stock or on the conduct of our operations in Liberia by reason of our incorporation in Liberia.

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

DOCUMENTS ON DISPLAY

     Our Restated Articles of Incorporation, By-Laws, and material contracts are filed as exhibits to this Annual Report on Form 20-F.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our quantitative and qualitative disclosures about market risk have been prepared in accordance with Item 5. Operating and Financial Review and Prospects.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     On April 14, 2000, we redeemed all outstanding shares of our Series A Convertible Preferred Stock.

     In May 2000, we amended our Articles of Incorporation to prohibit any person, other than our two existing largest shareholders, from holding in the aggregate more than 4.9% of our shares of common stock. However, under Liberian law, this amendment may not be enforceable with respect to shares of common stock that voted against the provision or abstained from the vote.

ITEM 15.  RESERVED

ITEM 16.  RESERVED

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Our Consolidated Financial Statements have been prepared in accordance with
Item 18.

ITEM 18.  FINANCIAL STATEMENTS

     Our Consolidated Financial Statements are included beginning at page F-1 of this Annual Report on Form 20-F.

ITEM 19.  EXHIBITS

     The exhibits listed on the accompanying Index to Exhibits are filed and incorporated by reference as part of this Annual Report on Form 20-F.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          ROYAL CARIBBEAN CRUISES LTD.
                                          --------------------------------------
                                          (Registrant)

Date: [April 6, 2001]
                                          By: /s/ Richard J. Glasier
                                            ------------------------------------
                                            Richard J. Glasier
                                            Executive Vice President and
                                            Chief Financial Officer

                          ROYAL CARIBBEAN CRUISES LTD.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Public Accountants.................... F-2
Consolidated Statements of Operations....................... F-3
Consolidated Statements of Balance Sheets................... F-4
Consolidated Statements of Cash Flows....................... F-5
Notes to the Consolidated Financial Statements.............. F-6

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and
Directors of Royal Caribbean Cruises Ltd.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Royal Caribbean Cruises Ltd. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Miami, Florida
January 26, 2001, except for Note 14 which is as of March 9, 2001

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEAR ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                2000         1999         1998
                                                             ----------   ----------   ----------
INCOME STATEMENT
Revenues...................................................  $2,865,846   $2,546,152   $2,636,291
                                                             ----------   ----------   ----------
Expenses
  Operating................................................   1,652,459    1,496,252    1,593,728
  Marketing, selling and administrative....................     412,799      371,817      359,214
  Depreciation and amortization............................     231,048      197,909      194,614
                                                             ----------   ----------   ----------
                                                              2,296,306    2,065,978    2,147,556
                                                             ----------   ----------   ----------
Operating Income...........................................     569,540      480,174      488,735
                                                             ----------   ----------   ----------
Other Income (Expense)
  Interest income..........................................       7,922        8,182       15,912
  Interest expense, net of capitalized interest............    (154,328)    (130,625)    (167,869)
  Other income (expense)...................................      22,229       26,122       (6,008)
                                                             ----------   ----------   ----------
                                                               (124,177)     (96,321)    (157,965)
                                                             ----------   ----------   ----------
Net Income.................................................  $  445,363   $  383,853   $  330,770
                                                             ==========   ==========   ==========
EARNINGS PER SHARE:
  Basic....................................................  $     2.34   $     2.15   $     1.90
                                                             ==========   ==========   ==========
  Diluted..................................................  $     2.31   $     2.06   $     1.83
                                                             ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                                 2000          1999
                                                              ----------    ----------
                                        ASSETS
Current Assets
  Cash and cash equivalents.................................  $  177,810    $   63,470
  Trade and other receivables, net..........................      53,609        53,459
  Inventories...............................................      30,115        26,398
  Prepaid expenses..........................................      49,185        51,050
                                                              ----------    ----------
         Total current assets...............................     310,719       194,377
Property and Equipment-at cost less accumulated depreciation
  and amortization..........................................   6,831,809     5,858,185
Goodwill -- less accumulated amortization of $128,192 and
  $117,778, respectively....................................     288,974       299,388
Other Assets................................................     396,963        28,561
                                                              ----------    ----------
                                                              $7,828,465    $6,380,511
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current portion of long-term debt.........................  $  109,926    $  128,086
  Accounts payable..........................................     158,143       103,041
  Accrued liabilities.......................................     200,900       209,104
  Customer deposits.........................................     443,411       465,033
                                                              ----------    ----------
         Total current liabilities..........................     912,380       905,264
Long-Term Debt..............................................   3,300,170     2,214,091
Commitments and Contingencies (Note 12)
SHAREHOLDERS' EQUITY
Preferred stock ($.01 par value; 20,000,000 shares
  authorized; 3,450,000 cumulative convertible preferred
  shares issued; 0 and 3,444,000 shares stated at
  liquidation value)........................................          --       172,200
Common stock ($.01 par value; 500,000,000 shares authorized;
  192,122,088 and 181,217,378 shares issued)................       1,921         1,812
Paid-in capital.............................................   2,043,111     1,866,647
Retained earnings...........................................   1,576,921     1,225,976
Treasury stock (435,180 and 394,836 common shares at
  cost).....................................................      (6,038)       (5,479)
                                                              ==========    ==========
         Total shareholders' equity.........................   3,615,915     3,261,156
                                                              ----------    ----------
                                                              $7,828,465    $6,380,511
                                                              ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                 2000         1999       1998
                                                              -----------   --------   --------
OPERATING ACTIVITIES
Net income..................................................  $   445,363   $383,853   $330,770
Adjustments:
  Depreciation and amortization.............................      231,048    197,909    194,614
  Gain on sale of asset.....................................           --         --    (31,031)
  Write-down of vessel to fair value........................           --         --     32,035
Changes in operating assets and liabilities:
  (Increase) in trade and other receivables, net............         (150)   (16,927)   (13,904)
  (Increase) decrease in inventories........................       (3,717)     5,436      5,440
  Decrease (increase) in prepaid expenses...................        1,865     (6,006)    (3,600)
  Increase (decrease) in accounts payable...................       55,102    (12,792)     7,359
  (Decrease) increase in accrued liabilities................       (8,204)   (34,373)    27,722
  (Decrease) increase in customer deposits..................      (21,622)    62,107    (26,477)
  Other, net................................................        3,631      4,151      3,930
                                                              -----------   --------   --------
Net cash provided by operating activities...................      703,316    583,358    526,858
                                                              -----------   --------   --------
INVESTING ACTIVITIES
Purchases of property and equipment.........................   (1,285,649)  (972,481)  (556,953)
Proceeds from sale of asset.................................           --         --     94,500
Investment in convertible preferred stock...................     (305,044)        --         --
Net proceeds from vessel transfer to joint venture..........       47,680         --         --
Other, net..................................................      (21,417)   (14,963)       247
                                                              -----------   --------   --------
Net cash used in investing activities.......................   (1,564,430)  (987,444)  (462,206)
                                                              -----------   --------   --------
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt....................    1,195,000         --    296,141
Repayments of long-term debt................................     (128,086)  (127,919)  (403,178)
Dividends...................................................      (94,418)   (81,568)   (67,734)
Proceeds from issuance of common stock......................           --    487,399    165,532
Other, net..................................................        2,958     16,723      6,715
                                                              -----------   --------   --------
Net cash provided by (used in) financing activities.........      975,454    294,635     (2,524)
                                                              -----------   --------   --------
Net Increase (Decrease) in Cash and Cash Equivalents........      114,340   (109,451)    62,128
Cash and Cash Equivalents, Beginning of Year................       63,470    172,921    110,793
                                                              -----------   --------   --------
Cash and Cash Equivalents, End of Year......................  $   177,810   $ 63,470   $172,921
                                                              ===========   ========   ========
SUPPLEMENTAL DISCLOSURE
Interest paid...............................................  $   146,434   $133,925   $170,278
                                                              ===========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  GENERAL

  Description of Business

     We are a global cruise company. We operate two cruise brands, Royal Caribbean International and Celebrity Cruises, with 13 cruise ships and six cruise ships, respectively at December 31, 2000. Our ships operate on a selection of worldwide itineraries that call on approximately 200 destinations. (See Note 14 -- Subsequent Events.)

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

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cruise Revenues and Expenses

     Deposits received on sales of guest cruises are recorded as customer deposits and are recognized, together with revenues from shipboard activities and all associated direct costs of a voyage, upon completion of voyages with durations of 10 days or less and on a pro rata basis for voyages in excess of 10 days. Certain revenues and expenses from pro rata voyages are estimated.

  Cash and Cash Equivalents

     Cash and cash equivalents include cash and marketable securities with original maturities of less than 90 days.

  Inventories

     Inventories consist of provisions, supplies and fuel carried at the lower of cost (weighted-average) or market.

  Property and Equipment

     Property and equipment are stated at cost. Significant vessel improvement costs are capitalized as additions to the vessel, while costs of repairs and maintenance are charged to expense as incurred. We capitalize interest as part of the cost of construction. We review long-lived assets for impairment whenever events or changes in circumstances indicate, based on estimated future cash flows, that the carrying amount of these assets may not be fully recoverable.

     Depreciation of property and equipment, which includes amortization of vessels under capital lease, is computed using the straight-line method over useful lives of primarily 30 years for vessels and three to 10 years for other property and equipment. (See Note 4 -- Property and Equipment.)

  Goodwill

     Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized over 40 years using the straight-line method. We review goodwill and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable.

                          ROYAL CARIBBEAN CRUISES LTD.

  Advertising Costs

     Advertising costs are expensed as incurred except those costs which result in tangible assets, such as brochures, are treated as prepaid expenses and charged to expense as consumed. Advertising expenses consist of media advertising as well as brochure, production and direct mail costs. Media advertising was $98.9 million, $93.1 million and $76.7 million, and brochure, production and direct mail costs were $79.2 million, $57.4 million and $63.2 million for the years 2000, 1999 and 1998, respectively.

  Drydocking

     Drydocking costs are accrued evenly over the period to the next scheduled drydocking and are included in accrued liabilities.

  Financial Instruments

     We enter into various forward, option and swap contracts to limit our exposure to fluctuations in foreign currency exchange rates and oil prices, to modify our exposure to interest rate movements, and to manage our interest costs. The differential in interest rates and oil prices to be paid or received under these agreements is recognized in income over the life of the contracts as part of interest expense and fuel expense, respectively. Gains and losses on foreign currency forward contracts that hedge foreign currency denominated firm commitments related to vessels under construction are included in the basis of the vessels. Gains and losses on foreign currency forward contracts of anticipated transactions are recognized in income currently.

  Foreign Currency Transactions

     The majority of our transactions are settled in U.S. dollars. Gains or losses resulting from transactions denominated in other currencies and remeasurements of other currencies are recognized in income currently.

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

  Stock-Based Compensation

     We account for stock-based compensation using the intrinsic value method and disclose certain fair market value information with respect to our stock-based compensation activity. (See Note 7 -- Shareholders' Equity.)

  Segment Reporting

     We operate two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands have been aggregated as a single operating segment based on the similarity of their economic characteristics as well as product and services provided.

                          ROYAL CARIBBEAN CRUISES LTD.

     Information by geographic area is shown in the table below. Revenues are attributed to geographic areas based on the source of the guest.

                                                          2000        1999        1998
                                                          ----        ----        ----
Revenues:
United States...........................................   82%         83%         84%
All Other Countries.....................................   18%         17%         16%

NOTE 3.  STOCK SPLIT

     On June 23, 1998, we authorized a two-for-one split of our common stock effected in the form of a stock dividend. The additional shares were distributed on July 31, 1998 to shareholders of record on July 10, 1998. All share and per share information has been retroactively restated to reflect this stock split.

NOTE 4.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                 2000         1999
                                                              ----------   ----------
Land........................................................  $    7,056   $    7,549
Vessels.....................................................   6,168,383    5,158,278
Vessels under capital lease.................................     768,474      766,826
Vessels under construction..................................     508,954      495,483
Other.......................................................     313,689      223,920
                                                              ----------   ----------
                                                               7,766,556    6,652,056
Less -- accumulated depreciation and amortization...........    (934,747)    (793,871)
                                                              ----------   ----------
                                                              $6,831,809   $5,858,185
                                                              ==========   ==========

     Vessels under construction include progress payments for the construction of new vessels as well as planning, design, interest, commitment fees and other associated costs. We capitalized interest costs of $44.2 million, $34.6 million and $15.0 million for the years 2000, 1999 and 1998, respectively. Accumulated amortization related to vessels under capital lease was $112.9 million and $90.2 million at December 31, 2000 and 1999, respectively.

NOTE 5.  OTHER ASSETS

     In July 2000, we purchased a new issue of convertible preferred stock, denominated in British pound sterling, for approximately $300 million from First Choice Holidays PLC. The convertible preferred stock carries a 6.75% coupon. Dividends of $9.2 million were received in 2000 and recorded in Other income (expense). If fully converted, our holding would represent less than a 20% interest in First Choice Holidays PLC.

     Independently, we entered into a joint venture with First Choice Holidays PLC to launch a new European cruise line. As part of the transaction, ownership of Viking Serenade was transferred from our fleet to the new joint venture at a valuation of approximately $95.4 million. The contribution of Viking Serenade represents our 50% investment in the joint venture as well as approximately $47.7 million in proceeds towards the purchase price of the convertible preferred stock. The contribution of Viking Serenade resulted in a deferred gain of approximately $3.8 million which is being recognized over the estimated remaining useful life of the vessel. Royal Caribbean International will continue to operate Viking Serenade under a charter agreement until early 2002.

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 6. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                                 2000         1999
                                                              ----------   ----------
$625 million term loan bearing interest at LIBOR plus
  0.875%, due 2005..........................................  $  625,000   $       --
$300 million term loan bearing interest at LIBOR plus 0.8%,
  due 2009 through 2010.....................................     300,000           --
$1 billion revolving credit facility bearing interest at
  LIBOR plus 0.275% on balances outstanding, 0.125% facility
  fee, due 2003.............................................     270,000           --
Senior Notes and Senior Debentures bearing interest at rates ranging from 6.75% to 8.25%, due 2002 through 2008, 2018
  and 2027..................................................   1,392,017    1,391,012
Term loan bearing interest at 8.0%, due 2006................     134,332      159,703
Term loans bearing interest at rates ranging from 6.7% to
  7.1%, due through 2005, secured by certain Celebrity
  vessels...................................................     241,452      322,084
Term loans bearing interest at 6.5% through Nov. 2001 and at
  LIBOR plus 0.45% through 2004, due through 2004, secured
  by certain Celebrity vessels..............................      19,697       25,342
Capital lease obligations with implicit interest rates
  ranging from 7.0% to 7.2%, due through 2011...............     427,598      444,036
                                                              ----------   ----------
                                                               3,410,096    2,342,177
Less -- current portion.....................................    (109,926)    (128,086)
                                                              ----------   ----------
Long-term portion...........................................  $3,300,170   $2,214,091
                                                              ==========   ==========

     In December 2000, we entered into a $360.0 million unsecured term loan. The loan can be utilized during 2001 and bears interest at LIBOR plus 1.0%, due 2006.

     In June 2000, we entered into a $625.0 million unsecured term loan bearing interest at LIBOR plus 0.875%, due 2005.

     In December 1999, we entered into a $300.0 million unsecured term loan bearing interest at LIBOR plus 0.8%, of which $150.0 million is due in 2009 and $150.0 million is due in 2010.

     The contractual interest rates on balances outstanding under our $1.0 billion unsecured revolving credit facility and the $625.0 million unsecured term loan vary with our debt rating. Effective January 2001, the margin and facility fee on the $1.0 billion unsecured revolving credit facility were 0.3% and 0.15%, respectively, and the margin on the $625.0 million unsecured term loan was 1.0%.

     In March 1998, we issued $150.0 million of 6.75% Senior Notes due 2008 and $150.0 million of 7.25% Senior Debentures due 2018. Net proceeds were approximately $296.1 million.

     The Senior Notes and Senior Debentures are unsecured and are not redeemable prior to maturity.

     We entered into a $264.0 million capital lease to finance Splendour of the Seas and a $260.0 million capital lease to finance Legend of the Seas in 1996 and 1995, respectively.

     The capital leases each have semi-annual payments of $12.0 million over 15 years with final payments of $99.0 million and $97.5 million, respectively.

     Our debt agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage and limit our debt to capital ratio. We are in compliance with

                          ROYAL CARIBBEAN CRUISES LTD.

all covenants as of December 31, 2000. Following is a schedule of principal repayments on long-term debt (in thousands):

YEAR
----
2001........................................................  $  109,926
2002........................................................     260,440
2003........................................................     380,948
2004........................................................     218,780
2005........................................................     837,526
Thereafter..................................................   1,602,476
                                                              ----------
                                                              $3,410,096
                                                              ==========

NOTE 7.  SHAREHOLDERS' EQUITY

     The following represents an analysis of the changes in shareholders' equity for the years 2000, 1999 and 1998 (in thousands):

                                           PREFERRED   COMMON     PAID-IN      RETAINED    TREASURY
                                             STOCK      STOCK     CAPITAL      EARNINGS     STOCK       TOTAL
                                           ---------   -------   ----------   ----------   --------   ----------
Balances at January 1, 1998..............  $172,500    $1,621    $1,188,304   $  660,655   $(4,359)   $2,018,721
Issuance of common stock.................        --        61       165,471           --        --       165,532
Issuance under employee related plans....        --         8         8,021           --      (560)        7,469
Preferred stock dividends................        --        --            --      (12,506)       --       (12,506)
Common stock dividends...................        --        --            --      (55,228)       --       (55,228)
Net income...............................        --        --            --      330,770        --       330,770
                                           --------    ------    ----------   ----------   -------    ----------
Balances at December 31, 1998............   172,500     1,690     1,361,796      923,691    (4,919)    2,454,758
Issuance of common stock.................        --       108       487,291           --        --       487,399
Issuance under preferred stock
  conversion.............................      (300)       --           300           --        --            --
Issuance under employee related plans....        --        14        17,260           --      (560)       16,714
Preferred stock dividends................        --        --            --      (12,506)       --       (12,506)
Common stock dividends...................        --        --            --      (69,062)       --       (69,062)
Net income...............................        --        --            --      383,853        --       383,853
                                           --------    ------    ----------   ----------   -------    ----------
Balances at December 31, 1999............   172,200     1,812     1,866,647    1,225,976    (5,479)    3,261,156
Issuance under preferred stock
  conversion.............................  (172,200)      106       172,094           --        --            --
Issuance under employee related plans....        --         3         4,370           --      (559)        3,814
Preferred stock dividends................        --        --            --       (3,121)       --        (3,121)
Common stock dividends...................        --        --            --      (91,297)       --       (91,297)
Net income...............................        --        --            --      445,363        --       445,363
                                           --------    ------    ----------   ----------   -------    ----------
Balances at December 31, 2000............  $     --    $1,921    $2,043,111   $1,576,921   $(6,038)   $3,615,915
                                           ========    ======    ==========   ==========   =======    ==========

     On April 14, 2000, we redeemed all outstanding shares of the convertible preferred stock and dividends ceased to accrue.

     In 1999, we completed a public offering of 11,625,000 shares of common stock at a price of $46.69 per share. Of the total shares sold, 10,825,000 shares were sold by us, and the balance of 800,000 shares were sold

                          ROYAL CARIBBEAN CRUISES LTD.

by a selling shareholder. After deduction of the underwriting discount and other estimated expenses of the offering, our net proceeds were approximately $487.4 million.

     In March 1998, we completed a public offering of 13,800,000 shares of common stock at a price of $28.25 per share. Of the total shares sold, 6,100,690 shares were sold by us and the balance of 7,699,310 shares were sold by selling shareholders. After deduction of the underwriting discount and other estimated expenses of the offering, our net proceeds were approximately $165.5 million.

     Our Employee Stock Purchase Plan facilitates the purchase by employees of up to 800,000 shares of common stock commencing January 1, 1994. The purchase price is derived from a formula based on 90% of the fair market value of the common stock during the quarterly purchase period, subject to certain restrictions. Shares of common stock of 40,838, 35,263 and 35,546 were issued under the Employee Stock Purchase Plan at an average price of $23.09, $37.81 and $28.33 during 2000, 1999 and 1998, respectively.

     Under an executive compensation program approved in 1994, we will award to a trust 10,086 shares of common stock per quarter, up to a maximum of 806,880 shares. We issued 40,344 shares each year under the program during 2000, 1999 and 1998.

     We have an Employee Stock Option Plan and an Incentive Stock Option Plan, which provide for awards to our officers, directors and key employees up to an aggregate of 14,703,000 shares and 3,700,000 shares of common stock, respectively. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than 10 years after the date of grant. Options under the Employee Stock Option Plan generally become exercisable as to 40% of the amount granted two years after the grant date and 20% of the amount granted at the end of each of the three succeeding years. Options under the Incentive Stock Option Plan generally become exercisable as to 25% of the amount granted two years after the grant date and 25% of the amount granted at the end of each of the three succeeding years.

                          ROYAL CARIBBEAN CRUISES LTD.

     Stock option activity and information about stock options outstanding are summarized in the following tables.

                                          2000                            1999                            1998
                              -----------------------------   -----------------------------   ----------------------------
                              NUMBER OF    WEIGHTED AVERAGE   NUMBER OF    WEIGHTED AVERAGE   NUMBER OF   WEIGHTED AVERAGE
STOCK OPTION ACTIVITY          OPTIONS      EXERCISE PRICE     OPTIONS      EXERCISE PRICE     OPTIONS     EXERCISE PRICE
---------------------         ----------   ----------------   ----------   ----------------   ---------   ----------------
Outstanding options at
  January 1.................   6,894,172        $24.82         6,492,390        $16.78        5,474,316        $12.92
Granted.....................   5,036,100        $30.21         2,285,500        $39.23        2,013,000        $25.07
Exercised...................    (186,436)       $12.68        (1,318,714)       $11.01         (652,474)       $ 9.90
Canceled....................    (452,052)       $30.65          (565,004)       $23.03         (342,452)       $16.74
                              ----------                      ----------                      ---------
Outstanding options at
  December 31...............  11,291,784        $27.17         6,894,172        $24.82        6,492,390        $16.78
                              ==========                      ==========                      =========
Options exercisable at
  December 31...............   2,707,234        $16.02         1,649,180        $12.53        2,253,746        $10.66
                              ==========                      ==========                      =========
Available for future grants
  at December 31............   3,839,246                       8,553,864                      1,274,360
                              ==========                      ==========                      =========

STOCK OPTIONS OUTSTANDING
-------------------------
AS OF DECEMBER 31, 2000

                                                                OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                                         ----------------------------------   ----------------------
                                                                       WEIGHTED    WEIGHTED                 WEIGHTED
                                                                        AVERAGE    AVERAGE                  AVERAGE
                                                           NUMBER      REMAINING   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICE RANGE                                     OUTSTANDING     LIFE       PRICE     EXERCISABLE    PRICE
--------------------                                     -----------   ---------   --------   -----------   --------
$ 7.24 - $18.06........................................   2,289,784    4.5 years    $12.75     1,862,859     $12.37
$18.81 - $20.30........................................   2,215,600    9.9 years    $20.29        28,000     $19.97
$21.92 - $27.34........................................   2,169,900    7.5 years    $24.17       800,375     $24.05
$28.78 - $35.09........................................   2,257,500    8.7 years    $31.65        16,000     $32.84
$41.63 - $48.00........................................   2,359,000    8.9 years    $46.12            --         --
                                                         ----------                            ---------
                                                         11,291,784    7.9 years    $27.17     2,707,234     $16.02
                                                         ==========                            =========

     We use the intrinsic value method of accounting for stock-based compensation. Had the fair value based method been used to account for such compensation, compensation costs would have reduced net income by $28.8 million, $15.0 million and $8.2 million or $0.15, $0.08 and $0.05 per share in 2000, 1999 and 1998, respectively. The weighted-average fair value of options granted during 2000, 1999 and 1998 was $12.43, $15.52 and $10.49, respectively. Fair market value information for our stock options was estimated using the Black-Scholes option-pricing model assuming expected dividend rates of 2.0%, 1.0% and 1.5% in 2000, 1999 and 1998, respectively; estimated terms of six years in 2000, 1999 and 1998; risk-free rates of return of approximately 6% in 2000 and 5% in 1999 and 1998; and expected volatility of 38.4%, 35.6% and 35.0% in 2000, 1999 and 1998, respectively.

     Effective January 1, 1998, we instituted a program, "Taking Stock in Employees," to award stock to employees up to a maximum of 1,400,000 shares of common stock. Employees are awarded five shares of our stock at the end of each year of employment through December 31, 2007. Employees can elect to receive cash equal to the fair market value of the stock upon vesting. Compensation expense related to this program was $2.1 million, $3.3 million and $3.6 million in 2000, 1999 and 1998, respectively.

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 8.  EARNINGS PER SHARE

     Below is a reconciliation between basic and diluted earnings per share for the years ended December 31, 2000, 1999 and 1998 (in thousands, except per share data).

                                                                     FOR THE YEARS ENDED DECEMBER 31,
                                           ------------------------------------------------------------------------------------
                                                      2000                         1999                         1998
                                           --------------------------   --------------------------   --------------------------
                                                                 PER                          PER                          PER
                                            INCOME    SHARES    SHARE    INCOME    SHARES    SHARE    INCOME    SHARES    SHARE
                                           --------   -------   -----   --------   -------   -----   --------   -------   -----
Net income...............................  $445,363                     $383,853                     $330,770
Less: preferred stock dividends..........    (1,933)                     (12,506)                     (12,506)
                                           --------                     --------                     --------
Basic earnings per share.................   443,430   189,397   $2.34    371,347   172,319   $2.15    318,264   167,577   $1.90
                                                                =====                        =====                        =====
Effect of dilutive securities:
  Stock options..........................               1,428                        3,508                        2,940
  Convertible preferred stock............     1,933     2,110             12,506    10,629             12,506    10,648
                                           --------   -------           --------   -------           --------   -------
Diluted earnings per share...............  $445,363   192,935   $2.31   $383,853   186,456   $2.06   $330,770   181,165   $1.83
                                           ========   =======   =====   ========   =======   =====   ========   =======   =====

NOTE 9.  RETIREMENT PLANS

     We maintain a defined contribution pension plan covering all of our full-time shoreside employees who have completed the minimum period of continuous service. Annual contributions to the plan are based on fixed percentages of participants' salaries and years of service, not to exceed certain maximums. Pension cost was $7.3 million, $7.2 million and $6.9 million for the years 2000, 1999 and 1998, respectively.

     Effective January 1, 2000, we instituted a defined benefit pension plan to cover all of our shipboard employees not covered under another pension plan. Benefits to eligible employees are accrued based on the employee's years of service. We fund the plan based on actuarial valuations and contributed approximately $2.0 million in 2000.

NOTE 10.  INCOME TAXES

     We and the majority of our subsidiaries are not subject to U.S. corporate income tax on income generated from the international operation of ships pursuant to Section 883 of the Internal Revenue Code, provided that we meet certain tests related to country of incorporation and composition of shareholders. We believe that we and a majority of our subsidiaries meet these tests. Income tax expense related to our remaining subsidiaries is not significant.

NOTE 11.  FINANCIAL INSTRUMENTS

     The estimated fair values of our financial instruments are as follows (in thousands):

                                                          2000                        1999
                                                -------------------------   -------------------------
                                                 CARRYING        FAIR        CARRYING        FAIR
                                                  AMOUNT         VALUE        AMOUNT         VALUE
                                                -----------   -----------   -----------   -----------
Cash and Cash Equivalents.....................  $   177,810   $   177,810   $    63,470   $    63,470
Long-Term Debt (including current portion of
  long-term debt).............................   (3,410,096)   (3,332,475)   (2,342,177)   (2,339,960)
Off-Balance Sheet Financial Instruments:
  Interest Rate Swap Agreements in a net
    (payable) receivable position.............         (300)       24,583         2,130       (13,661)
  Foreign Currency Forward Contracts
    (losses)..................................       (5,624)       (5,624)       (6,894)       (6,894)
                                                -----------   -----------   -----------   -----------

                          ROYAL CARIBBEAN CRUISES LTD.

     The carrying amounts shown are the amounts reported in the consolidated balance sheets. The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of December 31, 2000 or 1999 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of our financial instruments, none of which are held for trading or speculative purposes:

  Cash and Cash Equivalents

     The carrying amounts of cash and cash equivalents approximate their fair values due to the short maturity of these instruments.

  Long-Term Debt

     The fair values of the Senior Notes and Senior Debentures were estimated by obtaining quoted market prices. The fair values of all other debt were estimated based on the market rates available to us for similar debt with the same remaining maturities.

  Interest Rate Swap Agreements

     The fair values of interest rate swap agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in interest rates relates to our long-term debt obligations. Market risk associated with our long-term debt is the potential increase in fair value resulting from a decrease in interest rates. We use interest rate swaps to modify our exposure to interest rate movements and manage our interest expense. As of December 31, 2000, we had agreements in effect which exchanged fixed interest rates for floating interest rates in a notional amount of $0.9 billion, maturing 2002 through 2008.

     We have exposure under these interest rate swap agreements for the cost of replacing the contracts in the event of nonperformance by the counterparties, all of which are currently our lending banks. To minimize this risk, we limit our exposure to any individual counterparty and select counterparties with credit risks acceptable to us.

  Foreign Currency Contracts

     Foreign currency forward exchange contracts are used to mitigate the impact of fluctuations in foreign currency exchange rates. We hedge foreign currency denominated firm commitments related to vessel construction contracts and forecasted transactions. The fair values of these financial instruments are estimated based on quoted market prices for similar instruments.

     As of December 31, 2000, we had foreign currency forward contracts in a notional amount of $1.2 billion maturing through 2002. Gains and losses on foreign currency forward contracts that hedge foreign currency denominated firm commitments related to vessels under construction are included in the basis of the vessels. Gains and losses on foreign currency forward contracts of anticipated transactions are recognized in income currently.

     Our exposure under these financial instruments is limited to the cost of replacing the contracts in the event of non-performance by the counterparties to the contracts. To minimize this risk, we select counterparties with credit risks acceptable to us and we limit our exposure to any individual counterparty. Furthermore, all foreign currency contracts are denominated in primary currencies.

                          ROYAL CARIBBEAN CRUISES LTD.

  New Accounting Guidance

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138, which deferred the effective date of SFAS No. 133 until January 1, 2001. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will either be recognized in earnings as offsets to the changes in fair value of related hedged items or, for forecasted transactions, deferred and recorded as a component of other comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 133 is not expected to have a material effect on our results of operations or financial position.

NOTE 12.  COMMITMENTS AND CONTINGENCIES

  Capital Expenditures

     As of December 31, 2000, we had 10 ships on order. Three are Voyager-class vessels designated for the Royal Caribbean International fleet scheduled for delivery in the fourth quarters of 2001, 2002 and 2003. We also have four Radiance-class vessels designated for the Royal Caribbean International fleet scheduled for delivery in the first quarter of 2001, the second quarters of 2002 and 2003 and the first quarter of 2004. Three Millennium-class vessels are designated for the Celebrity Cruises fleet and are scheduled for delivery in the first quarter of 2001, third quarter of 2001 and second quarter of 2002. The aggregate contract price of the 10 ships, which excludes capitalized interest and other ancillary costs, is approximately $4.1 billion, of which we deposited $88.1 million during 2000, $205.8 million during 1999 and $60.5 million during 1998. Additional deposits are due prior to the dates of delivery of $223.1 million in 2001, $121.8 million in 2002 and $27.8 million in 2003. (See Note 14-Subsequent Events.)

  Litigation

     Beginning in August 1996, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on a portion of the port charges that were included in the price of cruise fares. In December 1998, a Florida state court dismissed one of the suits for failure to state a claim under Florida law and in May 2000, the Florida Circuit Court of Appeals upheld the dismissal. In December 2000, the remaining suit was dismissed.

     In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. We are not able at this time to estimate the impact of these proceedings on us; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on our results of operations.

     We are routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. We believe the outcome of such other claims which are not covered by insurance are not expected to have a material adverse effect upon our financial condition or results of operations.

                          ROYAL CARIBBEAN CRUISES LTD.

  Operating Leases

     We are obligated under noncancelable operating leases for various facilities, primarily office and warehouse space. As of December 31, 2000, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

YEAR
----
2001........................................................  $ 6,616
2002........................................................    5,679
2003........................................................    5,016
2004........................................................    4,560
2005........................................................    3,895
Thereafter..................................................   17,936
                                                              -------
                                                              $43,702
                                                              =======

     Total rent expense for all operating leases amounted to $6.7 million, $5.1 million and $6.9 million for the years 2000, 1999 and 1998, respectively.

  Other

     At December 31, 2000, we have commitments through 2014 to pay a minimum amount for our annual usage of certain port facilities as follows (in thousands):

YEAR
----
2001........................................................  $ 12,669
2002........................................................    15,681
2003........................................................    15,193
2004........................................................    16,010
2005........................................................    15,715
Thereafter..................................................   128,784
                                                              --------
                                                              $204,052
                                                              ========

     We are currently operating Viking Serenade under a charter agreement until early 2002 from our joint venture with First Choice Holidays PLC at an annualized rate of $6.4 million.

NOTE 13.  QUARTERLY DATA (UNAUDITED)

                                           FIRST QUARTER        SECOND QUARTER         THIRD QUARTER        FOURTH QUARTER
                                        -------------------   -------------------   -------------------   -------------------
                                          2000       1999       2000       1999       2000       1999       2000       1999
                                        --------   --------   --------   --------   --------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..............................  $707,786   $610,046   $680,731   $617,664   $835,210   $734,460   $642,118   $583,982
Operating Income......................  $139,636   $108,390   $131,196   $108,110   $236,166   $198,225   $ 62,541   $ 65,449
                                        --------   --------   --------   --------   --------   --------   --------   --------
Net Income............................  $105,528   $ 90,196   $108,258   $ 85,347   $201,497   $169,972   $ 30,080   $ 38,338
                                        ========   ========   ========   ========   ========   ========   ========   ========
Earnings Per Share:
  Basic...............................  $   0.57   $   0.52   $   0.57   $   0.49   $   1.05   $   0.98   $   0.16   $   0.19
                                        --------   --------   --------   --------   --------   --------   --------   --------
  Diluted.............................  $   0.55   $   0.49   $   0.56   $   0.47   $   1.04   $   0.92   $   0.16   $   0.19
                                        --------   --------   --------   --------   --------   --------   --------   --------
Dividends Declared Per Share..........  $   0.11   $   0.09   $   0.11   $   0.09   $   0.13   $   0.11   $   0.13   $   0.11
                                        --------   --------   --------   --------   --------   --------   --------   --------

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 14.  SUBSEQUENT EVENTS

     In February 2001, we received net proceeds of $1.1 billion from the issuance of 8.75% Senior Notes and Liquid Yield Option(TM) Notes (LYONs), due 2011 and 2021, respectively. The LYONs are zero coupon bonds with a yield to maturity of 4.875%. The LYONs are convertible into 17.7 million shares of common stock if certain conditions are met.

     In February 2001, we took delivery of Infinity, a Millennium-class vessel with 2,000 berths, designated for the Celebrity Cruises fleet. In March 2001, we took delivery of Radiance of the Seas, a Radiance-class vessel with 2,100 berths, designated for the Royal Caribbean International fleet.

                               INDEX TO EXHIBITS

EXHIBIT                                DESCRIPTION
-------                                -----------
  1.1     --   Restated Articles of Incorporation of the Company, as
               amended (incorporated by reference to Exhibit 3.1 to the
               Company's Registration Statement on Form F-1, File No.
               33-59304, filed with the Securities and Exchange Commission
               (the "Commission"); Exhibit 2.2 to the Company's 1996 Annual
               Report on Form 20-F filed with the Commission; Document No.
               1 in the Company's Form 6-K filed with the Commission on
               October 14, 1999; Document No. 1 in the Company's Form 6-K
               filed with the Commission on May 18, 1999; and Document No.
               1 in the Company's Form 6-K filed with the Commission on
               August 28, 2000).
  1.2     --   Restated By-Laws of the Company (incorporated by reference to Document No. 2 to the Company's Form 6-K filed with the
               Commission on May 18, 1999).
  2.1     --   Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.4 to the Company's 1994 Annual
               Report on Form 20-F filed with the Commission).
  2.2     --   First Supplemental Indenture dated as of July 28, 1994 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.5 to the Company's 1994 Annual
               Report on Form 20-F filed with the Commission).
  2.3     --   Second Supplemental Indenture dated as of March 29, 1995 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.5 to the Company's 1995 Annual
               Report on Form 20-F filed with the Commission).
  2.4     --   Third Supplemental Indenture dated as of September 18, 1995 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to
               NationsBank of Georgia, National Association, as Trustee
               (incorporated by reference to Exhibit 2.6 to the Company's
               1995 Annual Report on Form 20-F filed with the Commission).
  2.5     --   Fourth Supplemental Indenture dated as of August 12, 1996 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Document No. 2 in the Company's Form 6-K
               filed with the Commission on February 10, 1997).
  2.6     --   Fifth Supplemental Indenture dated as of October 14, 1997 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.10 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).
  2.7     --   Sixth Supplemental Indenture dated as of October 14, 1997 to
               Indenture dated as of July 15, 1994 between the Company, as issuer and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.11 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).
  2.8     --   Seventh Supplemental Indenture dated as of March 16, 1998 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.12 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).
  2.9     --   Eighth Supplemental Indenture dated as of March 16, 1998 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.13 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).
 2.10     --   Ninth Supplemental Indenture dated as of February 2, 2001 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and the Bank of New York, as Trustee.

EXHIBIT                                DESCRIPTION
-------                                -----------
 2.11     --   Tenth Supplemental Indenture dated as of February 2, 2001 to
               Indenture dated as of July 15, 1994 between the Company, as issuer, and the Bank of New York, as Trustee.
 2.12     --   Amended and Restated Credit Agreement dated as of June 28,
               1996 among the Company and various financial institutions
               and The Bank of Nova Scotia as Administrative Agent and
               Amendment No. 1 thereto (incorporated by reference to
               Document No. 3 in the Company's Form 6-K filed with the
               Commission on February 10, 1997 and Exhibit 1.1 to the
               Company's 1997 Annual Report on Form 20-F filed with the
               Commission).
 2.13     --   Credit Agreement dated as of December 16, 1999 between the
               Company and Kreditanstalt fur Wiederaufbau ("KfW")
               (incorporated by reference to Exhibit 2.14 to the Company's
               1999 Annual Report on Form 20-F filed with the Commission).
 2.14     --   Credit Agreement dated as of June 9, 2000 among the Company and various financial institutions and Bank of America, N.A.
               as Administrative Agent.
 2.15     --   Credit Agreement dated as of December 20, 2000 among the
               Company and various financial institutions and KfW as
               Administrative Agent.
 2.16     --   New Credit Agreement dated December 12, 1997 between
               Seabrook Maritime Inc. and KfW (incorporated by reference to
               Exhibit 2.13 to the Company's 1997 Annual Report on Form
               20-F filed with the Commission).
 2.17     --   Loan Facility Agreement dated November 29, 1993 between
               Esker Marine Shipping Inc. and KfW, together with
               supplemental agreements thereto (incorporated by reference to Exhibit 2.16 to the Company's 1997 Annual Report on Form
               20-F filed with the Commission, Exhibit 1.8 to the Company's
               1998 Annual Report on Form 20-F filed with the Commission, and Exhibit 1.1 to the Company's 1999 Annual Report on Form
               20-F filed with the Commission).
 2.18     --   Loan Facility Agreement dated November 29, 1993 between Blue
               Sapphire Marine Inc. and KfW, together with supplemental
               agreements thereto (incorporated by reference to Exhibit
               2.17 to the Company's 1997 Annual Report on Form 20-F filed with the Commission, Exhibit 1.9 to the Company's 1998
               Annual Report on Form 20-F filed with the Commission, and
               Exhibit 1.2 to the Company's 1999 Annual Report on Form 20-F
               filed with the Commission).
 2.19     --   Loan Facility Agreement dated June 21, 1990 between Zenith
               Shipping Corporation and KfW, together with supplemental
               agreements thereto (incorporated by reference to Exhibit
               2.18 to the Company's 1997 Annual Report on Form 20-F filed with the Commission and to Exhibit 1.10 to the Company's
               1998 Annual Report on Form 20-F filed with the Commission).
  4.1     --   Amended and Restated Registration Rights Agreement dated as of July 30, 1997 among the Company, A. Wilhelmsen AS.,
               Cruise Associates, Monument Capital Corporation, Archinav
               Holdings, Ltd. and Overseas Cruiseship, Inc. (incorporated by reference to Exhibit 2.20 to the Company's 1997 Annual
               Report on Form 20-F filed with the Commission).
  4.2     --   Lease Agreement dated March 3, 1993 between the Company and
               G.I.E. Cruise Vision One and Amendment Nos. 1, 2 and 3
               thereto (incorporated by reference to Exhibit 2.9 to the
               Company's 1994 Annual Report on Form 20-F filed with the
               Commission; Exhibit 1.4 to the Company's 1995 Annual Report
               on Form 20-F filed with the Commission; and to Exhibit 1.3 to the Company's 1998 Annual Report on Form 20-F filed with the Commission).
  4.3     --   Lease Agreement dated March 3, 1993 between the Company and
               G.I.E. Cruise Vision Two and Amendment Nos. 1, 2, 3 and 4
               thereto (incorporated by reference to Exhibit 2.11 to the
               Company's 1995 Annual Report on Form 20-F filed with the
               Commission and to Exhibit 1.4 to the Company's 1998 Annual
               Report on Form 20-F filed with the Commission).
  4.4     --   Office Building Lease Agreement dated July 25, 1989 between
               Miami-Dade County and the Company, as amended (incorporated by reference to Exhibits 10.116 and 10.117 to the Company's
               Registration Statement on Form F-1, File No. 33-46157, filed with the Commission).

EXHIBIT                                DESCRIPTION
-------                                -----------
  4.5     --   Office Building Lease Agreement dated January 18, 1994
               between Miami-Dade County and the Company (incorporated by reference to Exhibit 2.13 to the Company's 1993 Annual
               Report on Form 20-F filed with the Commission).
  4.6     --   1990 Stock Option Plan of the Company, as amended
               (incorporated by reference to Exhibit 4 to the Company's
               Registration Statement on Form S-8, File No. 333-7290, filed with the Commission).
  4.7     --   1995 Incentive Stock Option Plan of the Company, as amended
               (incorporated by reference to Exhibit 4 to the Company's
               Registration Statement on Form S-8, File No. 333-42072,
               filed with the Commission).
  4.8     --   2000 Stock Option Plan of the Company (incorporated by
               reference to Exhibit 4 to the Company's Registration
               Statement on Form S-8, File No. 333-42070, filed with the
               Commission).
  8.1     --   List of Subsidiaries.
 10.1     --   Consent of PricewaterhouseCoopers LLP, independent certified public accountants.