Form 20-F
period 2001-12-31
ROYAL CARIBBEAN CRUISES LTD
filed 2002-04-08
CIK 884887

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-11884

ROYAL CARIBBEAN CRUISES LTD.

(Exact name of Registrant as specified in its charter)

Republic of Liberia

(Jurisdiction of incorporation or organization)

1050 Caribbean Way, Miami, Florida 33132

(Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Stock, par value $.01 per share	New York Stock Exchange
Liquid Yield Option™ Notes due February 2, 2021	New York Stock Exchange
Zero Coupon Convertible Notes due May 18, 2021	New York Stock Exchange

      Securities registered or to be registered pursuant to Section 12(g) of the Act: None

      Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2001, the Registrant had outstanding 192,310,198 shares of common stock, par value $.01 per share.

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒               No  ☐

      Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐          Item 18  ☒

ROYAL CARIBBEAN CRUISES LTD.

PART I

       As used in this Annual Report on Form 20-F, the terms “Royal Caribbean,” “the Company,” “we,” “our” and “us” refer to Royal Caribbean Cruises Ltd., the term “Celebrity” refers to Celebrity Cruise Lines Inc. and the terms “Royal Caribbean International” and “Celebrity Cruises” refer to our two cruise brands. In accordance with cruise industry practice, the term “berths” is determined based on double occupancy per cabin even though some cabins can accommodate three or four guests.

Item 1.     Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2.     Offer Statistics and Expected Timetable

      Not applicable.

Item 3.     Key Information

Selected Financial Data

      The following selected financial data are for each of the fiscal years in the period 1997 through 2001 and as of the end of each such fiscal year. The financial information presented for fiscal years 2001, 2000, and 1999 and as of the end of fiscal years 2001 and 2000 is derived from our financial statements and should be read together with such financial statements and the related notes included elsewhere herein. The 1997 financial information includes the results of Celebrity commencing July 1, 1997.

	Year Ended December 31,

	2001	2000	1999	1998	1997

	(in thousands, except per share data)

Operating Data:

Revenues	$3,145,250	$2,865,846	$2,546,152	$2,636,291	$1,939,007

Operating income	455,605	569,540	480,174	488,735	303,555

Income before extraordinary item	254,457	445,363	383,853	330,770	182,685

Net income	254,457	445,363	383,853	330,770	175,127

Per Share Data — Diluted:

Operating income	$2.35	$2.95	$2.58	$2.70	$1.99

Income before extraordinary item	$1.32	$2.31	$2.06	$1.83	$1.20

Net income	$1.32	$2.31	$2.06	$1.83	$1.15

Weighted average shares and potentially dilutive shares	193,481	192,935	186,456	181,165	152,174

Dividends declared per common share	$0.52	$0.48	$0.40	$0.34	$0.29

Balance Sheet Data:

Total assets	$10,368,782	$7,828,465	$6,380,511	$5,686,076	$5,339,748

Total debt, including capital leases	5,646,112	3,410,096	2,342,177	2,469,082	2,572,696

Common stock	1,923	1,921	1,812	1,690	811

Total shareholders’ equity	3,756,584	3,615,915	3,261,156	2,454,758	2,018,721

Risk Factors

      The Risk Factors noted below and elsewhere in this Annual Report on Form 20-F are important factors, among others, that could cause actual results to differ from expected or historic results. It is not possible to predict or identify all such factors. Consequently, this list should not be considered a complete statement of all potential risks or uncertainties. See Item 5. “Operating and Financial Review and Prospects,” for a note regarding forward-looking statements.

  We may lose business to competitors throughout the vacation market

      We operate in the vacation market and cruising is one of many alternatives for people choosing a vacation. We therefore risk losing business not only to other cruise lines, but also to other vacation operators which provide other leisure options including hotels, resorts and package holidays and tours.

      We face significant competition from other cruise lines, both on the basis of cruise pricing and also in terms of the nature of ships and services we offer to cruise passengers. Our principal competitors within the cruise vacation industry include Carnival Corporation, which owns, among others, Carnival Cruise Lines, Holland America Line, Cunard Line and Costa Cruises; P&O Princess Cruises plc, which owns, among others, Princess Cruises, P&O Cruises, Swan Hellenic and AIDA; Star Cruises, which owns Star Cruises, Norwegian Cruise Line and Orient Line; and others.

      In the event that we do not compete effectively with other vacation alternatives and cruise companies, our market share could decrease and our results of operations and financial condition could be adversely affected.

  Overcapacity within the cruise vacation industry and a reduction in demand could have a negative impact on yields and may adversely affect profitability

      Cruising capacity has grown in recent years and we expect it to continue to increase as all of the major cruise vacation companies are expected to introduce new ships. In order to utilize new capacity, the cruise vacation industry will need to increase its share of the overall vacation market. Failure of the cruise vacation industry to do so could have a negative impact on our yields. Should yields be negatively impacted, we could experience an adverse effect on our results of operations and financial condition.

      Demand for cruises and other vacation products has been and is expected to continue to be affected by the public’s attitude towards the safety of travel and the political climate of destination countries. In the future, demand for cruises is also likely to be increasingly dependent on the underlying economic strength of the countries in which cruise companies operate. Economic or political changes that reduce disposable income in the countries in which we operate may affect demand for vacations, including cruise vacations, and may lead to price discounting which, in turn, may reduce the profitability of our business.

      Furthermore, events such as the terrorist attacks in the United States on September 11, 2001, the resulting political instability and concerns over safety and security aspects of traveling have had a significant adverse impact on demand and pricing in the travel and vacation industry and may continue to do so in the future.

  Incidents at sea or adverse publicity concerning the cruise industry could affect our reputation and harm our future sales and profitability

      The operation of cruise ships involves the risk of accidents and incidents at sea which may bring into question passenger safety and adversely affect future industry performance. While we make passenger safety our foremost priority in the design and operation of our ships, incidents involving passenger cruise ships could adversely affect future sales and profitability. In addition, adverse media publicity concerning the cruise industry in general could impact demand and consequently have an adverse impact on our profitability.

  Environmental and health and safety legislation could affect operations and increase operating costs

      Some environmental groups have lobbied for more stringent regulation of cruise ships. Some groups also have generated negative publicity about the cruise industry and its environmental impact. The U.S. Environmental Protection Agency is considering new laws and rules to manage cruise ship waste. Stricter environmental and health and safety regulations could affect our operations, and increase the cost of compliance and adversely affect the cruise industry. It cannot be assured that our costs of complying with current and future environmental, health and safety laws, or liabilities arising from past or future releases of, or exposure to, hazardous substances or to vessel discharges, will not materially adversely affect our business, results of operations or financial condition.

  We may not be able to obtain financing on terms that are favorable or consistent with our expectations

      To fund our capital expenditures and scheduled debt payments, we rely on a combination of cash flows provided by operations, drawdowns under our available credit facility, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. We also anticipate refinancing some of our debt facilities during the period of our current capital expenditure program. Our credit ratings impact our ability to obtain financing in financial markets and the terms of the financing. Any future lowering of our credit ratings may have adverse consequences on our ability to access the financial markets or on our cost of financings. Accordingly, we can not be sure that our cash flows from operations and additional financings will be available in accordance with our expectations.

  Conducting business internationally may result in increased costs

      We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks. Examples include currency fluctuations, interest rate movements, the imposition of trade barriers and restrictions on repatriation of earnings. Additional risks include political risks and risk of increases in duties, taxes and governmental royalties as well as changes in laws and policies affecting cruising, vacation or maritime businesses or the governing operations of foreign-based companies. If we are unable to address these risks adequately, our results of operations and financial condition could be adversely affected.

  Ship construction delays or faults may result in cancellation of cruises and unscheduled drydocks and repairs

      We depend on the shipyards to construct and deliver our cruise ships on a timely basis and in good working order. The inherent nature of building a ship involves risks similar to those encountered in other sophisticated projects. Delays or faults in ship construction may result in delays or cancellation of cruises or necessitate unscheduled drydocks and repairs of the ship. Shipyard insolvency and other industrial actions could also delay or indefinitely postpone the timely delivery of new ships. These events together with any related adverse publicity could, to the extent they are not covered by contractual provisions or insurances, adversely affect our financial results.

  Unavailability of ports of call may adversely affect our profits

      We believe that port destinations are a major reason why guests choose to go on a particular cruise or on a cruise vacation. The availability of ports is affected by a number of factors, including, but not limited to, existing capacity constraints, security concerns, adverse weather conditions and natural disasters, financial limitations on port development, local governmental regulations and local community concerns about port development and other adverse impacts on their communities from additional tourists. The inability to continue to maintain and increase our ports of call could adversely affect our profits.

  A change in our tax status under the U.S. Internal Revenue Code may have adverse effects on our income

      We and our wholly owned subsidiary, Celebrity Cruises Inc., the operator of Celebrity Cruises, are foreign corporations engaged in a trade or business in the United States, and our vessel-owning subsidiaries are foreign corporations that, in many cases, depending upon the itineraries of their vessels, receive income from sources within the United States. However, Drinker Biddle & Reath LLP, our United States tax counsel, has delivered to us an opinion to the effect that, pursuant to Section 883 of the Internal Revenue Code, our income, the income of Celebrity Cruises Inc. and the vessel-owning subsidiaries, in each case derived from or incidental to the international operation of a ship or ships, is exempt from United States income tax. We believe that substantially all of our income, the income of Celebrity Cruises Inc. and our vessel-owning subsidiaries is derived from or incidental to the international operation of a ship or ships within the meaning of Section 883 of the Internal Revenue Code.

      Our tax counsel is of the opinion based on certain representations and assumptions that we, Celebrity Cruises Inc., and our vessel-owning subsidiaries currently qualify for the Section 883 exemption because each of them is incorporated in a qualifying jurisdiction and our stock is primarily and regularly traded on an established securities market in the United States or Norway. To date, however, no final Treasury regulations or other definitive interpretations of the relevant portions of Section 883 have been promulgated, although regulations have been proposed. As noted in our tax counsel’s opinion, such regulations or official interpretations could differ materially from our tax counsel’s interpretation of this Internal Revenue Code provision and, even in the absence of such regulations or official interpretations, the Internal Revenue Service might successfully challenge such interpretation. In addition, the provisions of Section 883 are subject to change at any time by legislation. Moreover, changes could occur in the future with respect to the identity, residence, or holdings of our direct or indirect shareholders that could affect us and our subsidiaries’ eligibility for the Section 883 exemption. Accordingly, there can be no assurance that we and our subsidiaries are, and will in the future be, exempt from United States income tax on United States source shipping income.

      If we, Celebrity Cruises Inc., and our vessel-owning subsidiaries were not entitled to the benefit of Section 883 of the Internal Revenue Code, each would be subject to United States taxation on a portion of its income. See Taxation of the Company within Item 4. for a discussion of the taxation of us, Celebrity Cruises Inc., and our vessel-owning subsidiaries in the absence of an exemption under Section 883 of the Internal Revenue Code.

  We are controlled by principal shareholders that have the power to determine our policies, management and actions requiring shareholder approval

      As of February 22, 2002, A. Wilhelmsen AS., a Norwegian corporation indirectly owned by members of the Wilhelmsen family of Norway, owned approximately 24.1% of our common stock and Cruise Associates, a Bahamian general partnership indirectly owned by various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family, owned approximately 25.1% of our common stock. A. Wilhelmsen AS. and Cruise Associates have the power to determine, among other things:

•	our policies and the policies of our subsidiaries,

•	the persons who will be our directors and officers and the directors and officers of our subsidiaries and

•	all actions requiring shareholder approval.

      A. Wilhelmsen AS. and Cruise Associates are parties to a shareholders’ agreement. The agreement provides that our board of directors will consist of the following persons:

•	four nominees of A. Wilhelmsen AS.,

•	four nominees of Cruise Associates and

•	our Chief Executive Officer.

      The shareholders’ agreement provides that the boards of directors of our subsidiaries shall have substantially similar composition. As a result of our acquisition of Celebrity, A. Wilhelmsen AS. and Cruise Associates have also agreed to vote their shares of our common stock to elect one additional director to our board of directors to be nominated by Archinav Holdings, Ltd., a former shareholder of Celebrity, for a specified period until 2004. In addition, until either of them should decide otherwise, A. Wilhelmsen AS. and Cruise Associates have agreed to vote their shares of common stock in favor of two additional named directors of our board of directors. During the term of the shareholders’ agreement, certain corporate actions require the approval of at least one director nominated by A. Wilhelmsen AS. and one director nominated by Cruise Associates. Our principal shareholders are not prohibited from engaging in a business that may compete with our business, subject to certain exceptions. The failure of A. Wilhelmsen AS., and Cruise Associates to continue to own a specified percentage of our common stock might obligate us to prepay indebtedness outstanding under and/or result in the termination of some of our credit facilities.

      In connection with the proposed dual-listed company merger with P&O Princess Cruises plc, in December 2001, A. Wilhelmsen AS. and Cruise Associates entered into a voting agreement with, and delivered irrevocable proxies to, P&O Princess Cruises plc, obligating them to, among other things, vote an aggregate of 44.5% of our outstanding common stock held by them in favor of the transactions required to effect the dual-listed company merger.

  We are not a U.S. corporation and our shareholders may be subject to the uncertainties of a foreign legal system in protecting their interests

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

  Our proposed dual-listed company merger with P&O Princess Cruises plc may not be completed as contemplated. If completed as contemplated, it will have certain risks that may have an adverse effect on the performance of the combined company

      We believe that our proposed dual-listed company merger with P&O Princess Cruises plc (“P&O Princess”) will provide us with a strong fleet profile and greater access to capital markets, and that the dual-listed company merger will create opportunities for significant costs savings and other financial and operating benefits through the planned integration of the two companies’ operations. However, completion of the dual-listed company merger by both Royal Caribbean and P&O Princess is subject to the satisfaction of various conditions, including approval by the shareholders of each of P&O Princess and Royal Caribbean and approvals from governmental authorities. If the dual-listed company merger is not completed by November 16, 2002, either party can terminate the agreement if it is not in material breach of its obligations thereunder.

      As of this date, we are unable to estimate when or if these conditions to the dual-listed company merger will be satisfied or, if satisfied, the terms and conditions of such approvals. The governmental entities from whom approvals are required may impose conditions on the completion of the dual-listed company merger or require changes to the terms of the dual-listed company merger, which in either case could have the effect of imposing additional costs on or limiting the revenues of the combined company. Carnival Corporation has commenced a competing pre-conditional offer to acquire all of the outstanding shares of P&O Princess. Subsequent to the making of this offer by Carnival, the shareholders of P&O Princess and Royal Caribbean voted to adjourn their respective shareholder meetings that had been convened to approve the dual-listed company merger. We do not know at this time the date on which the meetings will be reconvened.

      Even if the dual-listed company merger is completed as contemplated, the implementation of the merger has certain risks associated with it that may have an adverse effect on the economic performance of the combined companies or their respective share prices. We would be faced with the challenges of combining the businesses of two major corporations that have previously operated independently and the attendant risks of not achieving the expected costs savings, other financial and operating benefits or improvement in earnings. Delays or difficulties that may be encountered in connection with the dual-listed company merger and the integration of the two companies’ operations could divert management’s attention from other strategic opportunities and from operational matters. In turn, this could have an adverse effect on the business, results of operations, financial condition or prospects of the combined company after the dual-listed company merger.

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

      We are the world’s second largest cruise company with 22 cruise ships that have 45,854 berths. We operate our cruise ships through two cruise brands, Royal Caribbean International and Celebrity Cruises.

      See Item 5. Operating and Financial Review and Prospects and the Business Overview sections that follow for more information regarding our history and development, significant capital expenditures, vessels under construction and methods of financing.

Business Overview

  General

      We operate two brands, Celebrity Cruises, which was acquired in July 1997, and Royal Caribbean International. Our brands offer a wide array of shipboard activities, services and amenities, including swimming pools, sun decks, beauty salons, exercise and massage facilities, ice skating rinks, rock climbing walls, gaming facilities, lounges, bars, show-time entertainment, retail shopping and cinemas. Our ships operate on a selection of worldwide itineraries that call on approximately 200 destinations. We compete principally on the basis of quality of service, variety of itineraries and price.

  The Royal Caribbean International Brand

      Royal Caribbean International serves the volume cruise vacation sector which we categorize as the contemporary and premium segments. The brand operates 14 cruise ships with 31,534 berths, offering various cruise itineraries that range from two to 16 nights and call on destinations throughout the world.

      Royal Caribbean International’s strategy is to attract an array of vacationing consumers in the contemporary segment by providing a wide variety of itineraries and cruise lengths with multiple options for onboard dining, entertainment, and other onboard activities. Additionally, Royal Caribbean International offers a variety of shore excursions at each port of call. We believe that the variety and quality of Royal Caribbean International’s product offering represent excellent value to consumers, especially to couples and families traveling with children. Because of the brand’s extensive product offerings, we believe Royal Caribbean International is well positioned to attract new consumers to the cruise industry and continue to bring past guests back for their next vacation. While the brand is positioned at the upper end of the contemporary segment, we believe that Royal Caribbean International’s quality enables it to attract consumers from the premium segment as well, thereby achieving one of the broadest market coverages of any of the major brands in the cruise industry.

  The Celebrity Cruises Brand

      Celebrity Cruises primarily serves the premium segment. Celebrity Cruises operates eight cruise ships with 14,320 berths and offers various cruise itineraries that range from two to 17 nights.

      Celebrity Cruises’ strategy is to attract consumers who want an enhanced cruise vacation in terms of modern vessels, gourmet dining and service, extensive and luxurious spa facilities, large staterooms and a high staff-to-guest ratio. These are hallmarks of the premium cruise vacation segment, which is Celebrity Cruises’ primary target. Celebrity Cruises also attracts experienced cruisers from the contemporary and luxury cruise categories. Celebrity Cruises is expanding its fleet to provide an increasing variety of itineraries and cruise lengths and therefore has a higher proportion of its fleet deployment in seasonal markets (i.e. Alaska, Bermuda, Europe and South America) than does the Royal Caribbean International brand.

  Proposed Dual-Listed Company Merger with P&O Princess

      On November 19, 2001, we entered into an agreement with P&O Princess, providing for the combination of Royal Caribbean and P&O Princess as a merger of equals under a dual-listed company structure. The purpose of the combination is to create what we believe would be the world’s largest cruise vacation company by combining two companies with a strong strategic fit and meaningful growth opportunities. Each company would bring well known brands operating in key cruise vacation markets to the combined company. Furthermore, we believe that the combined company would have a strong fleet profile and greater access to capital markets, and that the dual-listed company structure would create opportunities for significant cost savings and other financial and operating benefits through the planned integration of the two companies’ operations.

      The dual-listed company merger would involve a combination of the two companies through a number of contracts and certain amendments to our Articles of Incorporation and By-Laws and to P&O Princess’ Articles and Memorandum of Association. The two companies would retain their separate legal identities and maintain their separate stock exchange listings. Royal Caribbean shareholders would continue to hold their shares of common stock in Royal Caribbean, and P&O Princess’ shareholders would continue to hold their ordinary shares in P&O Princess. However, the companies would operate and be managed as if they were a single unified economic entity.

      Although each of Royal Caribbean and P&O Princess would have a separate board of directors, the boards and senior executive management of each company would comprise the same individuals. The contracts governing the dual-listed company merger would provide that, as far as possible, the shareholders of Royal Caribbean and P&O Princess would be placed in substantially the same economic position as if they held shares in a single enterprise which owned all of the assets of both companies. The net effect of the dual-listed company merger would be that the shareholders of Royal Caribbean would own an economic interest equal to 49.3% of the combined company and the shareholders of P&O Princess would own an economic interest equal to 50.7% of the combined company. Special voting arrangements would be implemented so that the shareholders of both companies would vote together as a single decision-making body in proportion to their respective economic interests on matters requiring the approval of shareholders of either company. Such matters would include the appointment, removal and re-election of directors of each company. In the case of certain matters in relation to which the two bodies of shareholders may have divergent interests, the matter would require the prior approval of the shareholders of both companies, each voting separately as a class.

      After completion of the dual-listed company merger, dividends declared by Royal Caribbean would continue to be paid by Royal Caribbean to its shareholders and dividends declared by P&O Princess would continue to be paid by P&O Princess to its shareholders. However, dividends and other distributions to shareholders of the two companies would be effectively equalized on a per share basis based on the prevailing equalization ratio, as determined under the contractual arrangements governing the dual-listed company merger. The payment of dividends by Royal Caribbean would depend on, among other things, the financial and business conditions of the combined company.

      The obligations of Royal Caribbean and P&O Princess to effect the dual-listed company merger are subject to the satisfaction of various conditions, including the receipt of certain regulatory approvals and consents and approval by the shareholders of each of Royal Caribbean and P&O Princess. No assurance can be given that all required approvals and consents will be obtained, and if such approvals and consents are obtained, no assurance can be given as to the terms, conditions and timing of the approvals and consents. If the dual-listed company merger is not completed by November 16, 2002, either party can terminate the agreement if it is not in material breach of its obligations thereunder.

      In December 2001, Carnival Corporation announced a competing pre-conditional offer to acquire all of the outstanding shares of P&O Princess. In connection with its pre-conditional offer, Carnival solicited proxies from P&O Princess’ shareholders in favor of an adjournment of the P&O Princess’ special meeting prior to a shareholder vote to approve the dual-listed company merger. On February 14, 2002, Royal Caribbean and P&O Princess convened special meetings of their respective shareholders to approve the dual-listed company merger. Prior to voting to approve the merger, the shareholders of each company voted to adjourn their respective meetings until an unspecified future date. We do not know at this time the date on which the meetings will be reconvened.

      We have undertaken with P&O Princess customary covenants that place restrictions on each of us and our subsidiaries until completion of the dual-listed company merger or earlier termination of the merger agreement. In general, we are each required to conduct our respective businesses in the usual, regular and ordinary course and to use our reasonable best efforts to preserve materially intact our business organizations and present lines of business, to maintain commercially reasonable insurance, to maintain our material rights and franchises and preserve our existing material relationships with third parties.

      P&O Princess and we have also agreed that each will not initiate, solicit, encourage or otherwise facilitate any inquiries or any proposal or offer relating to a merger, acquisition or other transaction involving the acquisition of 15% or more of the assets or equity securities of either P&O Princess or us. Subject to certain stated exceptions, both parties have agreed not to have any discussions with or provide any confidential information to any person relating to an acquisition proposal or otherwise facilitate any effort or attempt to make an acquisition proposal.

      If the merger agreement is terminated under certain circumstances, we will be obligated to pay P&O Princess a break fee of $62.5 million. These circumstances include, among other things, our board of directors withdrawing or adversely modifying its recommendation to shareholders to approve the dual-listed company merger, our board of directors recommending an alternative acquisition transaction to shareholders, and our shareholders failing to approve the dual-listed company merger if another acquisition proposal with respect to Royal Caribbean exists at that time. Similarly, P&O Princess would be obligated to pay us a break fee of $62.5 million upon the occurrence of reciprocal circumstances.

  Joint Venture with P&O Princess

      On November 19, 2001, we entered into a joint venture agreement with P&O Princess to jointly create and operate a cruise line company to target customers in southern Europe. The joint venture company is owned 50% by P&O Princess and 50% by us. Each party has committed up to $500.0 million in shareholder equity, with approximately $5.0 million contributed by each party to date and the balance due and payable when called by the joint venture company. We have agreed to assign our ship-build contracts for Serenade of the Seas and Jewel of the Seas to the joint venture company, and P&O Princess has similarly agreed to assign two identified ship-build contracts to the joint venture company. The contracts will be held in trust for the joint venture company pending such assignments. Any payments the parties have made under these contracts prior to assignment will be credited against each party’s respective shareholder equity commitment. Subject to the terms of the agreement, the joint venture agreement can be terminated by either party if certain commercial benchmarks have not been achieved by January 1, 2003 or April 1, 2003. The joint venture agreement does not require the approval of the shareholders of Royal Caribbean or P&O Princess.

      The joint venture shareholders intend that the joint venture company be financed through third-party indebtedness and each joint venture shareholder has committed to provide necessary credit support in the form of guarantees on a pro rata basis, subject to legal or regulatory restrictions. To the extent that third-party financing cannot be obtained, and if approved in accordance with the terms of the joint venture agreement, the joint venture shareholders will provide financing on a pro rata basis on identical terms. We have obtained commitments for export financing for up to 80% of the contract price of each of the two vessels we have committed to the venture.

      Under the joint venture agreement, if a change of control occurs with respect to a joint venture shareholder, the other shareholder has a right to acquire the interest of that shareholder at fair market value in exchange for preferred stock or a 15-year subordinated note (or a combination thereof) of the purchasing shareholder. Notwithstanding the foregoing, the joint venture shareholder subject to a change of control has the right, subject to certain conditions, to put its interest in the joint venture to the other joint venture shareholder at a discount to fair market value in exchange for preferred stock or a 20-year subordinated note (or a combination thereof) of the purchasing shareholder.

Industry

      Since 1970, cruising has been one of the fastest growing sectors of the vacation market, as the number of North American guests has grown to an estimated 6.9 million in 2001 from 0.5 million in 1970, a compound annual growth rate of approximately 9%. We have capitalized on the increasing popularity of cruises through an extensive fleet expansion program.

      According to our estimates, the North American market was served by an estimated 104 cruise ships with approximately 107,750 berths at the end of 1996. The number of berths in the industry is estimated to have increased to approximately 156,950 berths on 111 ships by the end of 2001. The net increase in capacity over the last five years is inclusive of approximately 36 ships with approximately 27,700 berths that have either been retired or moved out of the North American market. There are a number of cruise ships on order with an estimated 66,500 berths which will be placed in service between 2002 and 2005. Although we cannot predict the rate at which future retirements will occur, we believe ship retirements will continue due to competitive pressures and the age of the vessels.

      The following table details the growth in the North American cruise market of both guests and weighted average berths over the past five years:

		Weighted
	North	Average
	American	Supply of Berths
	Cruise	Marketed in
Year	Guests(1)	North America(2)

1997	5,051,000	109,257

1998	5,428,000	118,747

1999	5,894,000	130,152

2000	6,886,000	144,499

2001	6,906,000	151,690

(1)	Source: Cruise Lines International Association based on guests carried for at least two consecutive nights.
(2)	Source: Our estimates.

      Cruise lines compete for consumers’ disposable leisure time spending with other vacation alternatives such as land-based resort hotels and sightseeing destinations, and public demand for such activities is influenced by general economic conditions. We believe that cruise guests currently represent only a small share of the vacation market and that a significant portion of cruise guests carried are “first-time cruisers.”

      Our ships operate worldwide and call on destinations in Alaska, Australia/New Zealand, the Bahamas, Bermuda, Canada, the Caribbean, Europe, Hawaii, Mexico, New England, the Panama Canal, Scandinavia and South America. Competition for cruise guests in all of these geographic areas is vigorous. In most of these areas, we compete with cruise ships owned by other international operators. We compete with a number of cruise lines; however, our principal competitors are Carnival Cruise Line, Holland America Line, Norwegian Cruise Line and Princess Cruises. We compete principally on the basis of quality of service, variety of itineraries and price.

Operating Strategies

      Our principal operating strategies are to:

•	improve the awareness and market penetration of both brands,

•	continue to expand our fleet with state-of-the-art cruise ships,

•	improve our competitive position with respect to the quality and innovation of our onboard product,

•	expand into new markets and itineraries,

•	further expand our international guest sourcing,

•	utilize sophisticated yield management systems (revenue optimization per berth),

•	further improve our technological capabilities, and

•	maintain strong relationships with travel agencies, the principal industry distribution system.

  Brand Awareness

      Our strategy is to continue to broaden the recognition of both the Royal Caribbean International brand and the Celebrity Cruises brand in the cruise vacation sector. Each brand has a distinct identity and marketing focus but utilizes shared infrastructure resources.

      We have positioned the Royal Caribbean International brand in the contemporary and premium segments of the cruise vacation sector. As such, Royal Caribbean International focuses on providing multiple choices to its guests through a variety of itineraries, accommodations, dining options, ship activities and shore excursions. Hallmarks of the brand include friendly and engaging service, modern ships, family programs, entertainment, health and fitness, and activities designed for guests of all ages.

      We have positioned the Celebrity Cruises brand in the premium segment of the cruise vacation sector. The brand is recognized for its gourmet dining, impeccable service, large staterooms, a high staff-to-guest ratio and luxurious spa facilities. Among its many awards, Celebrity Cruises was voted the top one and two spots and received four of the top eight spots of 27 vessels honored in the Best Large Ships category of the “2001 Reader’s Choice Awards” poll by Condé Nast Traveler.

  Fleet Expansion

      Our current fleet expansion program encompasses three distinct vessel designs known as the Voyager-class, Millennium-class and Radiance-class. Since 1999, we have taken delivery of three Voyager, three Millennium, and one Radiance class vessels. We currently operate 22 ships with 45,854 berths.

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

      Royal Caribbean International committed to its second capital expansion program with orders for six Vision-class vessels, ranging in size from 1,804 to 2,000 berths, for delivery from 1995 through 1998. During this same period, Royal Caribbean International sold four of its original vessels because these ships were older in age and design and no longer consistent with its image and marketing strategy. Each Vision-class ship features a seven-deck atrium with glass elevators, skylights and glass walls, a pool and entertainment complex covered by a moveable glass roof, hundreds of cabins with verandahs, a two-deck main dining room, a state-of-the-art show theater, a glass-encased indoor/outdoor café and a shopping mall.

      Royal Caribbean International is currently engaged in its third capital expansion program. It placed Voyager of the Seas, Explorer of the Seas, and Adventure of the Seas, the first three Voyager-class vessels, in service in the fourth quarters of 1999, 2000, and 2001, respectively. Royal Caribbean International has two additional Voyager-class vessels on order. We believe these Voyager-class vessels are the largest and most innovative passenger cruise ships ever built. Each ship is approximately 140,000 gross tons with 3,114 berths. This new class of vessels is designed to provide more diverse vacation options for families and for those seeking active sports and entertainment alternatives during their vacation experience. Each Voyager-class ship has a variety of unique features: the cruise industry’s first horizontal atrium (which is four decks tall, longer than a football field and provides entertainment, shopping and dining experiences), recreational activities such as ice skating, rock climbing, miniature golf and full court basketball, enhanced staterooms, expanded dining options and a variety of intimate spaces.

      Royal Caribbean International took delivery of Radiance of the Seas, the first Radiance-class vessel, in March 2001. Royal Caribbean International has three additional Radiance-class vessels on order and options to purchase two more vessels. The Radiance-class vessels (approximately 90,000 gross tons each) are a progression from the brand’s Vision-class series and have approximately 2,100 berths each. The Radiance-class ships incorporate many of the dining and entertainment options of the Voyager-class vessels, as well as offer a wide array of unique features. These features include panoramic glass elevators facing outward to the sea, floor to ceiling glass windows offering spectacular sea views, and a billiards club.

      Celebrity Cruises. Celebrity Cruises was founded in 1990 and operated three ships between 1992 and 1995. Between 1995 and 1997, Celebrity Cruises undertook its first capital expansion program, adding three Century-class vessels which range in size from 1,750 to 1,850 berths and disposing of one of its original three vessels. Celebrity Cruises is currently engaged in its second capital expansion program and took delivery of Millennium, Infinity and Summit, the first three of the Millennium-class vessels, in June 2000, February 2001 and September 2001, respectively. Celebrity Cruises has one additional Millennium-class vessel, Constellation, on order with an expected delivery in the second quarter of 2002. Each Millennium-class ship has 2,034 berths and is approximately 90,000 gross tons.

      The Millennium-class ships are a progression from the Century-class vessels, which have been widely accepted in the premium segment of the marketplace. This new class of vessels builds on the brand’s primary strengths, including gourmet dining, spacious staterooms and suites complete with balconies, luxurious spa facilities and impeccable service. On the Millennium-class ships, an entire resort deck is dedicated to health, fitness and the rejuvenating powers of water. Celebrity Cruises’ spas are among the most luxurious spas afloat and offer a variety of features, including a large hydropool with neck massage and body jets. Guests can relax in Notes, the music library, smoke cigars at Michael’s Club or stop by The Platinum Club for champagne and caviar.

  Product Innovation

      We recognize the need for new and innovative onboard products and experiences for our guests, which we develop based on guest feedback, crew suggestions and competitive product reviews. Accordingly, we continue to invest in design innovations on new ships and additional product offerings on our existing fleet. Expanded dining options, recreational activities such as ice skating and rock climbing and the latest technology such as our Internet Cafe and interactive television are among the services currently offered.

      In 2001, we began the operation of Royal Celebrity Tours, a tour company offering fully-escorted, premium land tour programs in Alaska for guests traveling on our ships. We offer deluxe motorcoach and rail packages with glass-domed railcars that are among the largest in the world. We are adding a third and fourth railcar in 2002, thus doubling the number of guests we can accommodate on our Alaska rail tours. In an effort to further increase our tour presence in North America, we launched a Canadian Rockies tour program for the 2002 season and a Florida tour program for guests originating from Europe.

  Worldwide Itineraries

      Our ships operate worldwide with a selection of itineraries that call on approximately 200 destinations. New ships allow us to expand into new destinations, itineraries and markets. Royal Caribbean International offers the Exotic Destinations program which provides global cruise itineraries including Australia/New Zealand, Hawaii, and the South Pacific. Celebrity Cruises continues to deploy vessels in the European market, as a strategic initiative. Celebrity Cruises offers Celebrity VoyagesSM with 10 to 17-night itineraries throughout the Caribbean and South America. We continue to dedicate additional capacity to shorter itineraries with the implementation of four and five-night cruises out of Ft. Lauderdale and San Juan and by establishing a Royal Caribbean International vessel year-round in Port Canaveral to provide three and four-night Bahamas cruises. In addition, both Royal Caribbean International and Celebrity Cruises are expanding their home ports to include Baltimore, Charleston, New Orleans, Galveston and Tampa.

  International Guests

      In connection with our global expansion, international guests have provided an increasing share of our growth. International guests have grown from approximately 7% of total guests in 1991 to approximately 20% of total guests in 2001. One of our strategies is to use fleet deployment and expanded itineraries to increase our guest sourcing outside North America. Over the past few years, we have increased our investment in information technology spending and increased our international advertising to enhance brand awareness worldwide. We carry out our international sales effort through our sales offices located in London, Frankfurt, Oslo and Genoa, and a network of 40 independent international representatives located throughout the world. We also are able to accept bookings in various currencies. See Note 2 of the Consolidated Financial Statements for additional information on revenues by geographic area for each of the last three financial years.

      In connection with our international strategy, in July 2000 we entered into a multi-faceted strategic alliance with First Choice Holidays PLC, one of the United Kingdom’s largest integrated tour operators. First Choice Holidays PLC now provides both brands with a significantly larger distribution base in the United Kingdom and access to First Choice Holidays PLC’s significant retail outlets, operated under several well-known brand names, as well as use of its new distribution technology, including its unique interactive digital sales technology and online e-retail outlets. We have provided First Choice Holidays PLC with special training and promotional material geared at increasing distribution. This marketing alliance was solidified by our investment of approximately $300 million in convertible preferred stock issued by First Choice Holidays PLC. If fully converted, our holding would represent approximately a 17% interest in First Choice Holidays PLC.

      Separately, we entered into a joint venture with First Choice Holidays PLC to launch a new cruise brand, Island Cruises. Viking Serenade, a 1,512-passenger ship which operated under the Royal Caribbean International brand until February 14, 2002, is the first ship operated by Island Cruises. As part of the transaction, Viking Serenade was renamed Island Escape and it offers Mediterranean itineraries in summer and Mexican Baja itineraries in winter.

      In November 2001, we entered into a new joint venture agreement with P&O Princess to jointly create and operate a cruise line company to target customers in southern Europe. The joint venture company is owned 50% by P&O Princess and 50% by us. Each party has committed up to $500.0 million in shareholder equity, with approximately $5.0 million contributed by each party to date and the balance due and payable when called by the joint venture company. We have agreed to assign our ship-build contracts for Serenade of the Seas and Jewel of the Seas to the joint venture company, and P&O Princess has similarly agreed to assign two identified ship-build contracts to the joint venture company. Subject to the terms of the agreement, the joint venture agreement can be terminated by either party if certain commercial benchmarks have not been achieved by January 1, 2003 or April 1, 2003.

  Revenue Management

      We believe we have the most advanced revenue management capabilities in the industry, which enables us to make optimal decisions about pricing, inventory and marketing actions. We are continuously working to refine these systems and tools through increased forecasting capabilities, ongoing improvements to our understanding of price/demand relationships, and greater automation of the decision process.

  Technological Development

      We have invested heavily in information technology to support our corporate infrastructure and guest and travel trade relations. We now have fully automated our pierside embarkation process, and have developed a corporate shoreside intranet to improve our internal productivity. Both Royal Caribbean International and Celebrity Cruises have extensive websites that are world class marketing portals with consumer booking engines, providing access to millions of Internet users throughout the world. To further enhance our customer service, we have provided on-line access so guests can book shore excursions via our websites up to ten days before sailing. We also have begun installing interactive televisions in guests’ staterooms, enabling them to shop for shore excursions, select a dinner wine and monitor their onboard accounts. Other innovations include royalcaribbean online and online@celebritycruises, which allow guests access to the Internet. For the trade, we have cruisingpower.com, a website dedicated to Internet communications with the travel community, which enables fast access to online tools. These online tools include Cruise Match 2000® Online, an internet browser-based booking system, CruisePay, an on-line payment service and Cruise Writer, which provides the capability to customize brochures and flyers. We have also launched CruiseManager, an independent browser-based booking tool through CruisePath Network.

  Travel Agency Support

      Almost all of the bookings for our ships are made by independent travel agencies and we are committed to supporting the travel agency community. For key accounts, we have moved from a single sales force representing both Royal Caribbean International and Celebrity Cruises to separate sales personnel dedicated to each brand to build service quality and to improve outreach to travel agents. We were the first cruise company to develop an automated booking system for the trade, CruiseMatch®2000. This automated reservations system allows travel agents direct access to our computer reservation system to improve ease of bookings. More than 30,000 independent travel agencies worldwide can book cruises for both brands using CruiseMatch®2000. Our customer service center uses state-of-the-art technology to help travel agents resolve guest service issues prior to sailing. We operate two reservation call centers, one in Miami, Florida and the other in Wichita, Kansas, thereby offering flexibility and extended hours of operations.

Sales, Marketing and Guest Services

      Royal Caribbean International has a comprehensive marketing program through which it positions itself as a provider of high quality, excellent value, all-inclusive cruise vacations. Royal Caribbean International’s marketing strategies focus on active adults and families who are vacation enthusiasts seeking new experiences, different places, and have a real “lust for life.”

      Celebrity Cruises has recently initiated an integrated targeted marketing strategy. The strategy calls for building relationships with customers by delivering the brand’s message to the target customer using direct, one-to-one marketing channels, and measuring results. Celebrity’s target customer is the experienced cruiser who appreciates quality and value.

      We offer to handle travel aspects related to guest reservations and transportation, particularly arranging guest air transportation, which is one of our important areas of operation. We have developed Custom Air service where guests can now view their flight itineraries 60 days prior to cruise departure and decide to lock-in those flights or choose others. By providing guests their air itineraries earlier, agents and guests can decide if it makes sense for them to take advantage of our Custom Air program. We maintain a comprehensive relationship with many of the major airlines ranging from fare negotiation and space handling to baggage transfer.

Operations

  Cruise Ships and Itineraries

      We operate 22 ships, under two brands, on a selection of worldwide itineraries ranging from two to 17 nights that call on approximately 200 destinations. The following table represents summary information concerning our ships and their areas of operation based on 2002 itineraries (subject to change):

	Year Vessel
Vessel	Entered Service	Berths	Primary Areas of Operation

Royal Caribbean International

Brilliance of the Seas(1)	2002	2,100	Europe, Canada/New England, Southern Caribbean

Adventure of the Seas	2001	3,114	Southern Caribbean

Radiance of the Seas	2001	2,100	Pacific Northwest, Alaska, Southern Caribbean

Explorer of the Seas	2000	3,114	Eastern & Western Caribbean

Voyager of the Seas	1999	3,114	Western Caribbean

Vision of the Seas	1998	2,000	Panama Canal, Hawaii, Alaska, Mexican Riviera

Enchantment of the Seas	1997	1,950	Eastern & Western Caribbean

Rhapsody of the Seas	1997	2,000	Western Caribbean

Grandeur of the Seas	1996	1,950	Western Caribbean, Mexican Riviera, Panama Canal

Splendour of the Seas	1996	1,804	Europe, South America

Legend of the Seas	1995	1,804	Alaska, Hawaii, Mexican Riviera, Australia/New Zealand

Majesty of the Seas	1992	2,354	Bahamas

Monarch of the Seas	1991	2,354	Western Caribbean

Nordic Empress	1990	1,600	Caribbean, Bermuda

Sovereign of the Seas	1988	2,276	Bahamas

Celebrity Cruises

Constellation(1)	2002	2,034	Europe, Caribbean

Summit	2001	2,034	Caribbean, Alaska, Hawaii

Infinity	2001	2,034	Alaska, Southern Caribbean, Panama Canal, Hawaii

Millennium	2000	2,034	Caribbean

Mercury	1997	1,870	Alaska, South America, Caribbean

Galaxy	1996	1,870	Caribbean

Century	1995	1,750	Eastern & Western Caribbean

Zenith	1992	1,374	Bermuda, Western Caribbean, South America

Horizon	1990	1,354	Caribbean, Bermuda

(1)	Vessel is scheduled for delivery in 2002, but is not yet in service.

      Currently, the combined fleets of Royal Caribbean International and Celebrity Cruises have an average age of approximately five years, which we believe is the youngest of any major cruise company.

      We have six ships on order. The planned berths and expected delivery dates of the ships on order are as follows:

	Expected
Vessel	Delivery Date	Berths

Royal Caribbean International

Voyager-class:

Navigator of the Seas	1st Quarter 2003	3,114

Mariner of the Seas	1st Quarter 2004	3,114
Radiance-class:(1)

Brilliance of the Seas	3rd Quarter 2002	2,100

Serenade of the Seas(2)	4th Quarter 2003	2,100

Jewel of the Seas(2)	2nd Quarter 2004	2,100

Celebrity Cruises

Millennium-class:

Constellation	2nd Quarter 2002	2,034

(1)	We have two options on Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006.
(2)	These two ships are committed to the new southern European joint venture with P&O Princess.

      The Voyager-class vessels are being built in Turku, Finland by Kvaerner-Masa Yards; the Radiance-class vessels are being built in Papenburg, Germany by Meyer Werft; and the Millennium-class vessel is being built by Chantiers de l’Atlantique in St. Nazaire, France.

  Shipboard Activities and Shipboard Revenues

      There is a wide array of shipboard activities, services and amenities on our ships including swimming pools, sun decks, spa facilities (which include massage and exercise facilities), beauty salons, ice skating rinks, rock climbing walls, gaming facilities (which operate while the ships are at sea), lounges, bars, Las Vegas-style entertainment, retail shopping, libraries, cinemas, conference centers, and shore excursions at each port of call. While many shipboard activities are included in the base price of a cruise, additional revenues are realized from, among other things, gaming, the sale of alcoholic and other beverages, the sale of gift shop items and shore excursions, photography and spa services. In addition, both Royal Caribbean International and Celebrity Cruises offer a catalogue gift service to provide travel agents and others with the opportunity to purchase “bon voyage” gifts.

  Seasonality

      Our revenues are seasonal based on the demand for cruises. In recent years, demand has been strongest for cruises during the summer months.

  Guests and Capacity

      The following table sets forth the aggregate number of guests carried and the number of guests carried expressed as a percentage of the capacity of our ships:

	Year Ended December 31,

	2001	2000	1999

Number of Guests Carried	2,438,849	2,049,902	1,704,034

Occupancy Percentage	101.8%	104.4%	104.7%

      In accordance with cruise industry practice, capacity is determined based on double occupancy per cabin even though some cabins can accommodate three or four guests; accordingly, a percentage in excess of 100% indicates that more than two guests occupied some cabins.

  Cruise Pricing

      Our cruise prices include a wide variety of activities and amenities, including meals and entertainment. Prices vary depending on the destination, cruise length, cabin category selected and the time of year the voyage takes place. Additionally, we offer air transportation as a service for guests that elect to utilize the air program. Our air transportation prices vary by gateway and destination and are available from cities in the United States, Canada and Europe. Furthermore, we sell insurance which provides guests with coverage for trip cancellation, medical protection and baggage protection.

Suppliers

      Our largest purchases are for airfare, food and related items, port facilities, fuel, advertising, and hotel supplies and products related to guest accommodations. Most of the supplies we require are available from numerous sources at competitive prices. None of our suppliers provided goods or services in excess of 10% of our revenues in 2001.

Insurance

      We maintain an aggregate of approximately $10 billion of insurance on the hull and machinery of our ships, which includes additional coverage for disbursements, earnings and increased value, which are maintained in amounts related to the value of each vessel. The coverage for each of the hull policies is maintained with syndicates of insurance underwriters from the British, Scandinavian, United States and other international insurance markets.

      We maintain liability protection and indemnity insurance on each of our ships through either Assuranceforeningen GARD or the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited.

      We maintain war risk insurance on each vessel through a Norwegian war risk insurance organization in an amount equal to the total insured hull value. This coverage includes physical damage to the vessel for which coverage would be excluded by reason of war exclusion clauses in the hull policies. Protection and indemnity war risk coverage is also maintained for risks that would be excluded by the rules of the indemnity insurance organizations, subject to certain limitations.

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

      Insurance coverage for shoreside property, shipboard consumables and inventory and general liability risks are maintained with insurance underwriters in the United States and the United Kingdom. We have decided not to carry business interruption insurance for shoreside operations based on our evaluation of the risks involved and our protective measures already in place, as compared to the premium expense.

      All insurance coverage is subject to certain limitations, exclusions and deductible levels. In addition, in certain circumstances, we co-insure a portion of these risks. Premiums charged by insurance carriers, including carriers in the maritime insurance industry, increase or decrease from time to time and tend to be cyclical in nature. We historically have been able to obtain insurance coverage in amounts and at premiums we have deemed to be commercially acceptable. No assurance can be given that affordable and secure insurance markets will be available to us in the future, particularly for war risk insurance.

Trademarks

      We own a number of registered trademarks relating to, among other things, the name “Royal Caribbean” and its crown and anchor logo, the name “Celebrity” and its “X” logo, and the names of our cruise ships. We believe such trademarks are widely recognized throughout the world and have considerable value.

Regulation

      All of our ships are registered in the Bahamas, Liberia, Norway or Panama. Each ship is subject to regulations issued by its country of registry, including regulations issued pursuant to international treaties governing the safety of the ship and its guests. Each country of registry conducts periodic inspections to verify compliance with these regulations. In addition, ships operating out of United States ports are subject to inspection by the United States Coast Guard for compliance with international treaties and by the United States Public Health Service for sanitary conditions.

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

      We are required to obtain certificates from the United States Federal Maritime Commission relating to our ability to meet liability in cases of nonperformance of obligations to guests as well as casualty and personal injury. Under the Federal Maritime Commission’s current regulations, we are required to provide a $15 million bond for each of Royal Caribbean International and Celebrity Cruises as a condition to obtaining the required certificates. The Federal Maritime Commission recently decided to consider various revisions to the financial responsibility regulations which could require us to significantly increase the amount of our bonds and accordingly increase our costs of compliance. We are also required to establish financial responsibility by the U.K. and other jurisdictions for passengers from these jurisdictions.

      We are required to obtain certificates from the United States Coast Guard relating to our ability to meet liability in cases of water pollution. Under the United States Coast Guard’s current regulations, Royal Caribbean International and Celebrity Cruises are required to provide guarantees of approximately $123.5 million and $81.2 million, respectively, as a condition to obtaining the required certificates.

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

      A foreign corporation will qualify for the benefits of Section 883 of the Internal Revenue Code if in relevant part (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the United States and (ii) more than 50% of the value of its capital stock is owned, directly or indirectly, by individuals who are residents of a foreign country that grants such an equivalent exemption to corporations organized in the United States (“qualifying shareholders”) or the stock of the corporation (or the direct or indirect corporate parent thereof) is “primarily and regularly traded on an established securities market” in the United States or another qualifying country, such as Norway.

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

      Although no final regulations have been promulgated that explain when stock will be considered “primarily and regularly traded on an established securities market” for purposes of Section 883, regulations on this subject have been proposed by the Internal Revenue Service. The proposed regulations have no current legal effect and may be modified before they are finalized. They provide, in relevant part, that a corporation’s stock will satisfy this requirement only if more than 50% is owned by persons who each own less than 5% of the value of the corporation’s stock.

      Our United States tax counsel expects us to meet the ownership requirements of Section 883 in 2002 and subsequent years because (i) more than 50% of our common stock is owned by persons who each own less than 5% of the value of such stock, directly or by attribution, and (ii) in any event, the regulations as ultimately finalized should permit identifiable direct 5% shareholders and indirect shareholders who hold their interests through 5% shareholders to count favorably toward the 50% test if they reside in qualifying jurisdictions, thereby increasing the margin by which we meet such test. Additionally, in May 2000 our Articles of Incorporation were amended to prohibit any person, other than our two existing largest shareholders, from holding shares that give such person in the aggregate more than 4.9% of the relevant class or classes of our shares except that under Liberian law this amendment may not be enforceable with respect to shares of common stock that were voted against the amendment or that were recorded as abstaining from the vote.

      There can be no assurance that the opinions of our United States tax counsel set forth above will be accepted by the Internal Revenue Service or the courts. Furthermore, Section 883 has been the subject of legislative modifications in past years that have had the effect of limiting its availability to certain taxpayers and there can be no assurance that future legislation or certain changes in our stock ownership will not preclude us from obtaining the benefits of Section 883. At this time, however, there is no known limiting legislation pending before the United States Congress.

  Taxation in the Absence of an Exemption under Section 883 of the Internal Revenue Code

      In the event that we, Celebrity Cruises Inc., or our vessel-owning subsidiaries were to fail to meet the requirements of Section 883 of the Internal Revenue Code, or if such provision were repealed, then, as explained below, such companies would be subject to United States income taxation on only a portion of their income.

      Since we and Celebrity Cruises Inc. conduct a trade or business in the United States, we and Celebrity Cruises Inc. would be taxable at regular corporate rates on our company taxable income (i.e., without regard to the income of our vessel-owning subsidiaries), from United States sources, which includes 100% of income, if any, from transportation which begins and ends in the United States (not including possessions of the United States), 50% of income from transportation which either begins or ends in the United States, and no income from transportation which neither begins nor ends in the United States. The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a United States port, but that calls on more than one foreign port, will derive United States source income only from the first and last legs of such cruise. Because there are no regulations or other Internal Revenue Service interpretations of these rules, the applicability of the transportation income source rules in the aforesaid favorable manner is not free from doubt. In addition, if any of our earnings and profits effectively connected with our United States trade or business are withdrawn or are deemed to have been withdrawn from our United States trade or business, such withdrawn amount would be subject to a “branch profits” tax at the rate of 30%. The amount of such earnings and profits would be equal to the aforesaid United States source income, with certain generally minor adjustments, less income taxes. Finally, we and Celebrity Cruises Inc. would also be potentially subject to tax on portions of certain interest paid by us at rates of up to 30%.

      If Section 883 of the Internal Revenue Code were not available to a vessel-owning subsidiary, such subsidiary would be subject to a special 4% tax on its United States source gross transportation income, if any, each year because its income is derived from the leasing of a vessel and because it does not have a fixed place of business in the United States. Such United States source gross transportation income may be determined under any reasonable method, including ratios based upon (i) days traveling directly to or from United States ports to total days traveling; or (ii) the lessee’s United States source gross income from the vessel (as determined under the source rules discussed in the preceding paragraph, and subject to the assumptions and qualifications set forth therein) to the lessee’s total gross income from the vessel.

Organizational Structure

      We hold directly or indirectly all of the voting stock of the following significant subsidiaries:

Jurisdiction of
Name	Incorporation

Celebrity Cruise Lines Inc.	Cayman Islands

Celebrity Cruises Holdings Inc.	Liberia

Cruise Mar Shipping Holdings Ltd.	Liberia

Cruise Mar Investments Inc.	Liberia

Celebrity Cruises Inc.	Liberia

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

      Our principal executive office and shoreside operations are located at the Port of Miami, Florida where we lease three office buildings totaling approximately 359,430 square feet from Miami-Dade County, Florida under long-term leases with initial terms expiring in various years on and after 2011. We also lease space in Wichita, Kansas for use primarily as an additional reservation center and in Miramar, Florida for use primarily as additional office space. The office space in Miramar, Florida is currently unoccupied except for a portion which is under a temporary sublease.

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

Item 5.     Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

      Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in our letter to shareholders and elsewhere in this document constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•	general economic and business conditions,

•	cruise industry competition,

•	changes in vacation industry capacity, including cruise capacity,

•	the impact of tax laws and regulations affecting our business or our principal shareholders,

•	the impact of changes in other laws and regulations affecting our business,

•	the impact of pending or threatened litigation,

•	the delivery of scheduled new vessels,

•	emergency ship repairs,

•	incidents involving cruise vessels at sea,

•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, political instability, or the unavailability of air service,

•	changes in interest rates or oil prices, and

•	weather.

      The above examples may not be exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

General

  Summary

      We reported net income and earnings per share for the year ended December 31, 2001 as shown in the table below. Net income decreased 42.9% to $254.5 million or $1.32 per share on a diluted basis in 2001 compared to $445.4 million or $2.31 per share in 2000. The decrease in net income is primarily the result of lost revenues and additional costs associated with events related to September 11, 2001, and ships out of service. Additionally, net income was impacted by a decline in net revenues per available passenger cruise day due to a general softness in the U.S. economy and a significant growth of our fleet capacity. The increase in capacity is associated with the addition of Millennium and Explorer of the Seas in 2000 and Infinity, Radiance of the Seas, Summit, and Adventure of the Seas in 2001.

      Net income for 2001 was adversely impacted by approximately $47.7 million due to lost revenues and extra costs directly associated with passengers not being able to reach their departure ports during the weeks following the terrorist attacks of September 11, 2001 and costs associated with business decisions taken in the aftermath of the attacks. Also, net income was negatively impacted by approximately $30.7 million from the cancellation of nine weeks of sailings due to ship incidents, partially offset by $14.0 million related to insurance claims from prior years. Net income for 1999 was adversely impacted by $17.3 million of non-recurring settlement-related charges and by $12.8 million, net of insurance recoveries, for ships out of service. Accordingly, on a comparable basis, before the impact of September 11, 2001, ships out of service, insurance claims and the settlement charges, earnings were $318.9 million or $1.65 per share in 2001 versus $445.4 million or $2.31 per share in 2000 and $414.0 million or $2.22 per share in 1999. There were no significant events or circumstances in 2000 for which an adjustment was appropriate to make 2000 net income comparable to adjusted 2001 and 1999 earnings.

	Year Ended December 31,

	2001	2000	1999

	(in thousands, except per share data)

Revenues	$3,145,250	$2,865,846	$2,546,152

Operating Income	455,605	569,540	480,174

Net Income	254,457	445,363	383,853

Basic Earnings Per Share	$1.32	$2.34	$2.15

Diluted Earnings Per Share	$1.32	$2.31	$2.06

  Selected Statistical Information (unaudited):

	2001	2000	1999

Guests Carried	2,438,849	2,049,902	1,704,034

Guest Cruise Days	15,341,570	13,019,811	11,227,196

Occupancy Percentage	101.8%	104.4%	104.7%

Proposed Dual-listed Company Merger with P&O Princess Cruises plc

      On November 19, 2001, we entered into an agreement with P&O Princess Cruises plc (P&O Princess), providing for the combination of Royal Caribbean and P&O Princess as a merger of equals under a dual-listed company structure. If the dual-listed company merger is completed, it would involve a combination of the two companies through a number of contracts and certain amendments to our Articles of Incorporation and By-Laws and to P&O Princess’ Articles and Memorandum of Association. The two companies would retain their separate legal identities but would operate as if they were a single unified economic entity. The contracts governing the dual-listed company merger would provide that the boards of directors of the two companies would be identical and that, as far as possible, the shareholders of Royal Caribbean and P&O Princess would be placed in substantially the same economic position as if they held shares in a single enterprise which owned all of the assets of both companies. The net effect of the dual-listed company merger would be that the shareholders of Royal Caribbean would own an economic interest equal to 49.3% of the combined company and the shareholders of P&O Princess would own an economic interest equal to 50.7% of the combined company.

      The obligations of Royal Caribbean and P&O Princess to effect the dual-listed company merger are subject to the satisfaction of various conditions, including the receipt of certain regulatory approvals and consents and approval by the shareholders of each of Royal Caribbean and P&O Princess. No assurance can be given that all required approvals and consents will be obtained, and if such approvals and consents are obtained, no assurance can be given as to the terms, conditions and timing of the approvals and consents. If the dual-listed company merger is not completed by November 16, 2002, either party can terminate the agreement if it is not in material breach of its obligations thereunder. We have incurred, and continue to incur, costs which have been or will be deferred in connection with the dual-listed company merger. In the event the transaction is not consummated, we would be required to write these costs off, resulting in an estimated impact to earnings of approximately $15 million. If the dual-listed company merger is completed, these deferred costs, together with additional costs, would be capitalized as part of the transaction.

      If the merger agreement is terminated under certain circumstances, we would be obligated to pay P&O Princess a break fee of $62.5 million. These circumstances include, among other things, our board of directors withdrawing or adversely modifying its recommendation to shareholders to approve the dual-listed company merger, our board of directors recommending an alternative acquisition transaction to shareholders, and our shareholders failing to approve the dual-listed company merger if another acquisition proposal with respect to

Royal Caribbean exists at that time. Similarly, P&O Princess would be obligated to pay us a break fee of $62.5 million upon the occurrence of reciprocal circumstances.

      In December 2001, Carnival Corporation (Carnival) announced a competing pre-conditional offer to acquire all of the outstanding shares of P&O Princess. In connection with its preconditional offer, Carnival solicited proxies from P&O Princess’ shareholders in favor of an adjournment of the P&O Princess’ special meeting prior to a shareholder vote to approve the dual-listed company merger. On February 14, 2002, Royal Caribbean and P&O Princess convened special meetings of their respective shareholders to approve the dual-listed company merger. Prior to voting to approve the merger, the shareholders of each company voted to adjourn their respective meetings until an unspecified future date. We do not know at this time the date on which the meetings will be reconvened.

Joint Venture with P&O Princess

      On November 19, 2001, we entered into a joint venture agreement with P&O Princess to target customers in southern Europe. The joint venture company is owned 50% by P&O Princess and 50% by us. Each party has committed up to $500.0 million in shareholder equity, with approximately $5.0 million contributed by each party to date and the balance due and payable when called by the joint venture company. Each party has agreed to assign two identified ship-build contracts to the joint venture company, which will be held in trust for the joint venture company pending such assignments. Any payments we have made under these contracts prior to assignment will be credited against our shareholder equity commitment. Subject to the terms of the agreement, the joint venture agreement can be terminated by either party if certain commercial benchmarks have not been achieved by January 1, 2003 or April 1, 2003. The joint venture agreement does not require the approval of the shareholders of Royal Caribbean or P&O Princess. (See Future Commitments.)

Fleet Expansion

      Our current fleet expansion program encompasses three distinct vessel designs known as the Voyager-class, Millennium-class and Radiance-class. Since 1999, we have taken delivery of three Voyager, three Millennium and one Radiance class vessels. We currently operate 22 ships with 45,854 berths.

      We have six ships on order. The planned berths and expected delivery dates of the ships on order are as follows:

	Expected
Vessel	Delivery Date	Berths

Royal Caribbean International

Voyager-class:

Navigator of the Seas	1st Quarter 2003	3,114

Mariner of the Seas	1st Quarter 2004	3,114
Radiance-class:(1)

Brilliance of the Seas	3rd Quarter 2002	2,100

Serenade of the Seas(2)	4th Quarter 2003	2,100

Jewel of the Seas(2)	2nd Quarter 2004	2,100

Celebrity Cruises

Millennium-class:

Constellation	2nd Quarter 2002	2,034

(1)	We have two options on Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006.
(2)	These two ships are committed to the new southern European joint venture with P&O Princess.

      We believe the Voyager-class vessels are the largest and the most innovative passenger cruise ships ever built. The Radiance-class vessels are a progression from Royal Caribbean International’s Vision-class vessels, while the Millennium-class ships are a progression from Celebrity Cruises’ Century-class vessels.

Critical Accounting Policies

      Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates. (See Notes 1 and 2 to the Consolidated Financial Statements.) Certain of our accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions. A discussion of what we believe to be our most critical accounting policies follows:

  Ship Accounting

      Our ships represent our most significant asset, and we state them at cost less accumulated depreciation and amortization. Depreciation of vessels, which includes amortization of vessels under capital leases, is computed net of a 15% projected residual value using the straight-line method over estimated service lives of primarily 30 years. Significant vessel improvement costs are capitalized as additions to the vessel versus a repair and maintenance activity, which is charged to expense. Our depreciation and amortization assumptions take into consideration the impact of anticipated technological changes, long-term cruise and vacation market conditions and historical useful lives of similarly-built ships. Given the very large and complex nature of our ships, our accounting estimates related to ships and determinations of vessel improvement costs to be capitalized require considerable judgment and are inherently uncertain. Should certain factors or circumstances cause us to revise our estimate of ship service lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

  Valuation of Long-lived Assets and Goodwill

      We review long-lived assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the difference between the asset’s estimated fair value and its carrying value.

      The determination of fair value is based on quoted market prices in active markets, if available. Such markets are often not available for used cruise ships. Accordingly, we also base fair value on independent appraisals, sales price negotiations and projected future cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value utilizing discounted forecasted cash flows includes numerous uncertainties which require our significant judgment when making assumptions of revenues, operating costs, marketing, selling and administrative expenses, interest rates, ship additions and retirements, cruise industry competition and general economic and business conditions, among other factors.

      Upon adoption of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, we ceased to amortize goodwill; goodwill amortization was $10.4 million in 2001. In addition, we are required to perform an initial impairment review of our goodwill upon adoption and an annual impairment review thereafter. We currently do not expect to record an impairment charge upon completion of the initial impairment review.

      If there is a material change in the assumptions used in our determination of fair values or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

  Contingencies — Litigation

      On an ongoing basis, we assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of such actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we make estimates of the amount of insurance recoveries, if any. We accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recovery, it is possible that certain matters may be resolved for amounts materially different from any provisions or disclosures that we have previously made.

  Proposed Statement of Position

      On June 29, 2001, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued a proposed Statement of Position, “Accounting for Certain Costs and Activities Related to Property, Plant and Equipment.” Under the proposed Statement of Position, we would be required to adopt a component method of accounting for our ships. Using this method, each component of a ship would be identified as an asset and depreciated over its own separate expected useful life. In addition, we would have to expense drydocking costs as incurred which differs from our current policy of accruing future drydocking costs evenly over the period to the next scheduled drydocking. Lastly, liquidated damages received from shipyards as mitigation of consequential economic costs incurred as a result of the late delivery of a new vessel would have to be recorded as a reduction of the ship’s cost basis versus our current treatment of recording liquidated damages as nonoperating income. If adopted, the proposed Statement of Position would be effective for us beginning on January 1, 2003. We have not yet analyzed the impact that this proposed Statement of Position would have on our results of operation or financial position, as we are uncertain whether, or in what form, it will be adopted.

Results of Operations

      The following table presents operating data as a percentage of revenues. As a result of the events of September 11, 2001, ships out of service and certain other items, not all operating margins are comparative year over year.

	Year Ended December 31,

	2001	2000	1999

Revenues	100.0%	100.0%	100.0%

Expenses:

Operating	61.5	57.7	58.8

Marketing, selling and administrative	14.4	14.4	14.6

Depreciation and amortization	9.6	8.0	7.8

Operating Income	14.5	19.9	18.8

Other Income (Expense)	(6.4)	(4.4)	(3.8)

Net Income	8.1%	15.5%	15.0%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

  Revenues

      Revenues increased 9.7% to $3.1 billion from $2.9 billion for the same period in 2000. The increase in revenues was due primarily to a 20.8% increase in capacity, partially offset by a 9.1% decline in gross revenue per available passenger cruise day. The increase in capacity was primarily due to the addition of Millennium and Explorer of the Seas in 2000, and Infinity, Radiance of the Seas, Summit and Adventure of the Seas in 2001. The increase in new capacity was partially offset by the cancellation of 14 weeks of sailings due to ship incidents and the events of September 11, 2001. The decline in gross revenue per available passenger cruise day was primarily attributed to the events related to September 11, 2001, a general softness in the U.S. economy and a significant growth of our fleet capacity. Net revenue per available passenger cruise day for 2001 declined 9.1% from the prior year. Occupancy for 2001 was 101.8% compared to 104.4% in 2000.

      Starting in early 2001, we experienced a softness in bookings which we attribute to the weakening U.S. economy. By mid-summer, we started to see a recovery in this trend, with booking volume and pricing improving. Following the terrorist attacks of September 11, 2001, there was a substantial drop in bookings and an increase in cancellations. After the initial decline, bookings gradually improved, prompted initially by substantial discounts. Pricing began to recover by mid-November. Booking patterns, which shifted to closer-in sailing dates following September 11, also began to return to pre-September 11 patterns.

  Expenses

      Operating expenses increased 17.1% to $1.9 billion in 2001 compared to $1.7 billion for the same period in 2000. The increase is primarily due to additional costs associated with increased capacity.

      Marketing, selling and administrative expenses increased 10.0% to $454.1 million in 2001 from $412.8 million in 2000. On a per available passenger cruise day basis, marketing, selling and administrative expenses decreased 8.9% due primarily to economies of scale and cost containment efforts, partially offset by business decisions taken subsequent to the events of September 11, 2001 involving itinerary changes, office closures, and severance costs related to a reduction in force. Marketing, selling and administrative expenses as a percentage of revenues were 14.4% for 2001 and 2000.

      Cost savings initiatives from 2000 and 2001 contributed to a 4.5% reduction in operating costs and marketing, selling and administrative expenses on a per available passenger cruise day basis, excluding fuel costs, in 2001 compared to 2000. We expect a similar improvement in 2002.

      Depreciation and amortization increased 30.4% to $301.2 million in 2001 from $231.0 million in 2000. The increase is primarily due to incremental depreciation associated with the addition of new ships.

  Other Income (Expense)

      Gross interest expense (excluding capitalized interest) increased to $290.2 million in 2001 compared to $198.5 million in 2000. The increase is due primarily to an increase in the average debt level associated with our fleet expansion program, partially offset by a reduction in our weighted average interest rate. Capitalized interest decreased from $44.2 million in 2000 to $37.0 million in 2001 due to a lower average level of investment in ships under construction and lower interest rates.

      Included in Other income (expense) in 2001 and 2000 is $19.4 million and $9.2 million, respectively, of dividend income from our investment in convertible preferred stock of First Choice Holidays PLC and $7.2 million and $10.2 million in 2001 and 2000, respectively, of compensation from a shipyard related to the delivery of ships. (See Liquidity and Capital Resources.)

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

  Revenues

      Revenues increased 12.6% to $2.9 billion in 2000 compared to $2.5 billion for the same period in 1999. The increase in revenues is due to a 16.4% increase in capacity partially offset by a 3.3% decline in gross revenue per available passenger cruise day. The increase in capacity is primarily associated with the addition to the fleet of Voyager of the Seas in 1999, and Millennium and Explorer of the Seas in 2000. The decline in gross revenue per available passenger cruise day was due to lower cruise ticket prices, a lower percentage of guests electing to use our air program and lower shipboard revenue per diems due to a higher use of concessionaires onboard the Royal Caribbean International vessels in 2000. Concessionaires pay us a net commission, which is recorded as revenue, in contrast to in-house operations, where shipboard revenues and related cost of sales are recorded on a gross basis. Net revenue per available passenger cruise day for 2000 was approximately the same as in 1999. Occupancy for 2000 was 104.4% compared to 104.7% in 1999.

  Expenses

      Operating expenses increased 10.4% to $1.7 billion in 2000 as compared to $1.5 billion in 1999. The increase is primarily due to additional costs associated with increased capacity and an increase in fuel costs, partially offset by a decrease in air expenses due to a lower percentage of guests electing to use our air program, as well as lower shipboard cost of sales due to the increased use of concessionaires as discussed previously. Included in 1999 operating expenses are charges of $17.3 million related to settlements with the U.S. Department of Justice and the State of Alaska. Excluding the settlements, operating expenses as a percentage of revenues decreased to 57.7% in 2000 from 58.1% in 1999.

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

      Included in Other income (expense) in 2000 is approximately $10.2 million of compensation from a shipyard related to the delivery of Millennium and $9.2 million of dividend income from our July 2000 investment in convertible preferred stock of First Choice Holidays PLC. (See Liquidity and Capital Resources.) Included in Other income (expense) in 1999 is $26.5 million of loss-of-hire insurance resulting from ships out of service.

Liquidity and Capital Resources

  Sources and Uses of Cash

      Net cash provided by operating activities was $633.7 million in 2001 as compared to $703.3 million in 2000 and $583.4 million in 1999. The change in each year was primarily due to fluctuations in net income.

      During the year ended December 31, 2001, our capital expenditures were approximately $2.1 billion, consisting of approximately $1.8 billion in cash payments and approximately $0.3 billion related to the acquisition of a vessel through debt, as compared to $1.3 billion during 2000 and $1.0 billion during 1999. The largest portion of capital expenditures related to the deliveries of Infinity, Radiance of the Seas, Summit, and Adventure of the Seas in 2001; Millennium and Explorer of the Seas in 2000; and Voyager of the Seas in 1999, as well as progress payments for ships under construction in all years.

      Capitalized interest decreased to $37.0 million in 2001 from $44.2 million in 2000 due to a lower average level of investment in ships under construction and lower interest rates. Capitalized interest increased to $44.2 million in 2000 from $34.6 million in 1999 due to an increase in expenditures related to ships under construction.

      During 2001, we received net cash proceeds of $1.8 billion from the issuance of Senior Notes, Liquid Yield Option™ Notes, Zero Coupon Convertible Notes, term loans, and drawings on our revolving credit facility. We also incurred additional debt of $0.3 billion related to the acquisition of a vessel. During 2000, we received net proceeds of $1.2 billion from the issuance of term loans, and drawings on our revolving credit facility. These funds were used for ship deliveries and general corporate purposes, including capital expenditures. (See Note 6 — Long-Term Debt.)

      The Liquid Yield Option™ Notes and the Zero Coupon Convertible Notes are zero coupon bonds with yields to maturity of 4.875% and 4.75%, respectively, due 2021. Each Liquid Yield Option™ Note and Zero Coupon Convertible Note was issued at a price of $381.63 and $391.06, respectively, and will have a principal amount at maturity of $1,000. The Liquid Yield Option™ Notes and Zero Coupon Convertible Notes are convertible at the option of the holder into 17.7 million and 13.8 million shares of common stock, respectively, if the market price of our common stock reaches certain levels. These conditions were not met at December 31, 2001 for the Liquid Yield Option™ Notes or the Zero Coupon Convertible Notes and therefore, the shares issuable upon conversion are not included in the earnings per share calculation.

      We may redeem the Liquid Yield Option™ Notes beginning on February 2, 2005, and the Zero Coupon Convertible Notes beginning on May 18, 2006, at their accreted values for cash as a whole at any time, or from time to time in part. Holders may require us to purchase any outstanding Liquid Yield Option™ Notes at their accreted value on February 2, 2005 and February 2, 2011 and any outstanding Zero Coupon Convertible Notes at their accreted value on May 18, 2004, May 18, 2009, and May 18, 2014. We may choose to pay the purchase price in cash or common stock or a combination thereof. In addition, we have a three-year, $345.8 million unsecured variable rate term loan facility available to us should the holders of the Zero Coupon Convertible Notes require us to purchase their notes on May 18, 2004.

      In July 2000, we invested approximately $300 million in convertible preferred stock issued by First Choice Holidays PLC. Independently, we entered into a joint venture with First Choice Holidays PLC to launch a new cruise brand, Island Cruises. As part of the transaction, ownership of Viking Serenade was transferred to the new joint venture at a valuation of $95.4 million. The contribution of Viking Serenade represents our 50% investment in the joint venture, as well as $47.7 million in proceeds used towards the purchase price of the convertible preferred stock.

      We made principal payments totaling approximately $45.6 million, $128.1 million and $127.9 million under various term loans and capital leases during 2001, 2000 and 1999, respectively.

      During 2001, 2000 and 1999, we paid quarterly cash dividends on our common stock totaling $100.0 million, $91.3 million and $69.1 million, respectively. In April 2000, we redeemed all outstanding shares of our convertible preferred stock and dividends ceased to accrue. We paid quarterly cash dividends on our convertible preferred stock totaling $3.1 million and $12.5 million in 2000 and 1999, respectively.

      In 1999, we issued 10,825,000 shares of common stock. The net proceeds were approximately $487.4 million. (See Note 7 — Shareholders’ Equity.)

  Future Commitments

      We currently have six ships on order for an additional capacity of 14,562 berths. The aggregate contract price of the six ships, which excludes capitalized interest and other ancillary costs, is approximately $2.6 billion, of which we have deposited $316.5 million as of December 31, 2001. Additional deposits are due prior to the dates of delivery of $127.0 million in 2002 and $5.2 million in 2003. We anticipate that overall capital expenditures will be approximately $1.1 billion, $1.1 billion and $1.0 billion for 2002, 2003 and 2004, respectively. Two of the ships on order, with an aggregate capacity of 4,200 berths, are committed to the joint venture with P&O Princess. The aggregate contract price of these two ships, excluding capitalized interest and other ancillary costs, is approximately $0.8 billion and is included in our projected capital costs above.

      In June 2001, we deferred our options to purchase two additional Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006. The options have an aggregate contract price of $804.6 million. Our right to cancel the options was extended to on or before July 26, 2002.

      Pursuant to the joint venture agreement entered into in November 2001 with P&O Princess, we have committed up to $500.0 million in shareholder equity, with approximately $5.0 million contributed to date and the balance due and payable when called by the joint venture company. We have agreed to assign our ship-build contracts for Serenade of the Seas and Jewel of the Seas to the joint venture company. The aggregate contract price of these two ships, excluding capitalized interest and other ancillary costs, is approximately $0.8 billion, of which we have deposited $79.3 million as of December 31, 2001. Also, we have obtained commitments for export financing for up to 80% of the contract price of these two vessels. Any payments we have made under these contracts prior to assignment will be credited against our shareholder equity commitment. The joint venture shareholders intend that the joint venture company be financed through third-party indebtedness and each joint venture shareholder has committed to provide necessary credit support in the form of guarantees on a pro rata basis, subject to legal or regulatory restrictions. To the extent that third-party financing cannot be obtained, and if approved in accordance with the terms of the joint venture agreement, the joint venture shareholders will provide financing on a pro rata basis on identical terms. Subject to the terms of the joint venture agreement, the agreement can be terminated by either party if certain commercial benchmarks have not been achieved by January 1, 2003 or April 1, 2003.

      Under the joint venture agreement, if a change of control occurs with respect to a joint venture shareholder, the other shareholder has a right to acquire the interest of that shareholder at fair market value in exchange for preferred stock or a 15-year subordinated note (or a combination thereof) of the purchasing shareholder. Notwithstanding the foregoing, the joint venture shareholder subject to a change of control has the right, subject to certain conditions, to put its interest in the joint venture to the other joint venture shareholder at a discount to fair market value in exchange for preferred stock or a 20-year subordinated note (or a combination thereof) of the purchasing shareholder.

      We have $5.6 billion of long-term debt of which $238.6 million is due during the 12-month period ending December 31, 2002. The vast majority of our property and equipment consists of vessels. We own all but two ships, which were financed with capital leases. These capital lease obligations are included as a component of long-term debt. (See Note 6 — Long-Term Debt.)

      We are obligated under noncancelable operating leases primarily for office and warehouse facilities, computer equipment and motor vehicles. As of December 31, 2001, future minimum lease payments under noncancelable operating leases aggregated to $87.9 million, due primarily through 2016. We have future commitments to pay for our usage of certain port facilities, maintenance contracts and communication services aggregating $228.2 million, due through 2014. (See Note 12 — Commitments and Contingencies.)

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

  Funding Sources

      As of December 31, 2001, our liquidity was $1.4 billion consisting of approximately $0.7 billion in cash and cash equivalents and approximately $0.7 billion available under our $1.0 billion unsecured revolving credit facility. Our $1.0 billion revolving credit facility expires June 2003. Any amounts outstanding at that time will be payable immediately if the facility is not renewed. We intend to renew or replace this facility prior to its expiration date. The margin and facility fee under our $1.0 billion unsecured revolving credit facility and the $625.0 million unsecured term loan vary with our credit rating and were increased 0.20% and 0.25%, respectively, as a result of the lowering of our credit rating by Standard & Poors to BB+ and Moody’s to Ba2 in the fourth quarter of 2001 and currently are at their highest contractual levels. In addition, we have obtained commitments for export financing for up to 80% of the contract price of three of the six ships currently on order, Constellation, Serenade of the Seas and Jewel of the Seas (or up to $1.0 billion in aggregate for the three ships). Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under our available credit facility, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. The terrorist attacks of September 11, 2001 and the lowering of our credit ratings by Standard & Poors and Moody’s have adversely impacted terms and availability of financing in the financial markets, and it is indeterminable how long this situation will continue. Therefore, there can be no assurances that cash flows from operations and additional financings from external sources will be available in accordance with our expectations.

      Our debt agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of December 31, 2001.

Financial Instruments and Other

  General

      We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and commodity prices. We minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments pursuant to our hedging practices and policies. The financial impacts of these hedging instruments are primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analyses.

  Interest Rate Risk

      Our exposure to market risk for changes in interest rates relates to our long-term debt obligations. Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our variable rate debt is the potential increase in interest expense from an increase in interest rates. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. At December 31, 2001, our interest rate swap agreements effectively changed $525.0 million of fixed rate debt with a weighted-average fixed rate of 7.3% to LIBOR-based floating rate debt. At December 31, 2001, 58% of our debt was effectively fixed and 42% was floating. The estimated fair value of our long-term debt at December 31, 2001, excluding our Liquid Yield Option™ Notes and Zero Coupon Convertible Notes, was $4.3 billion using quoted market prices, where available, or using discounted cash flow analyses based on market rates available to us for similar debt with the same remaining maturities. The fair value of our interest rate swap agreements was estimated to be $35.7 million as of December 31, 2001 based on quoted market prices for similar or identical financial instruments to those we hold. A hypothetical 10% decrease in assumed interest rates at December 31, 2001 would increase the fair value of our long-term fixed rate debt by approximately $45.1 million, net of an increase in the fair value of our interest rate swap agreements. A hypothetical 10% increase in assumed interest rates at December 31, 2001 would increase our 2002 interest expense by approximately $3.4 million.

  Convertible Notes

      The fair values of our Liquid Yield Option™ Notes and Zero Coupon Convertible Notes fluctuate with the price of our common stock and at December 31, 2001 were $470.2 million and $306.3 million, respectively. A hypothetical 10% decrease or increase in our December 31, 2001 common stock price would decrease or increase the value of our Liquid Yield Option™ Notes and Zero Coupon Convertible Notes by $17.2 million and $22.4 million, respectively.

  Foreign Currency Exchange Rate Risk

      Our primary exposure to foreign currency exchange rate risk relates to our firm commitments under two vessel construction contracts denominated in euros. We enter into foreign currency forward contracts to manage this risk and were substantially hedged as of December 31, 2001. The fair value of our contracts at December 31, 2001, was an unrealized loss of $99.3 million which is recorded, along with an offsetting $99.3 million fair value asset related to our vessel construction contracts, on our accompanying 2001 balance sheet. A hypothetical 10% strengthening of the U.S. dollar as of December 31, 2001, assuming no changes in comparative interest rates, would result in an $89.5 million decrease in the fair value of these contracts. This decrease in fair value would be fully offset by a decrease in the U.S. dollar value of the related foreign currency denominated vessel construction contracts.

      We are also exposed to foreign currency exchange rate fluctuations on the U.S. dollar value of our foreign currency denominated forecasted transactions. To manage this exposure, we take advantage of any natural offsets of our foreign currency revenues and expenses and enter into foreign currency forward contracts and/or option contracts for a portion of the remaining exposure related to these forecasted transactions. Our principal net foreign currency exposure relates to the Norwegian kroner and the euro. At December 31, 2001, the estimated fair value of such contracts was an unrealized gain of approximately $0.2 million based on quoted market prices for equivalent instruments with the same remaining maturities. A hypothetical 10% strengthening of the U.S. dollar as of December 31, 2001, assuming no changes in comparative interest rates, would decrease the fair value of these contracts by approximately $6.2 million. This decrease in fair value would be fully offset by a decrease in the U.S. dollar value of the forecasted transactions being hedged.

  Bunker Fuel Price Risk

      Our exposure to market risk for changes in bunker fuel prices relates to the consumption of fuel on our vessels. Bunker fuel cost, as a percentage of our revenues, was approximately 3.7% in 2001, 3.3% in 2000 and 2.1% in 1999. We use fuel swap agreements to mitigate the financial impact of fluctuations in bunker fuel prices. As of December 31, 2001, we had fuel swap agreements to pay fixed prices for bunker fuel with an aggregate notional amount of $85.2 million, maturing through 2003. The fair value of these contracts at December 31, 2001 was an unrealized loss of $7.8 million. We estimate that a hypothetical 10% increase in our weighted-average bunker fuel price as of December 31, 2001 would increase our 2002 projected bunker fuel cost by approximately $16.3 million. This increase would be partially offset by a $7.5 million increase in the fair value of our fuel swap agreements.

Item 6.     Directors, Senior Management and Employees

Directors and Senior Management

      Our directors and senior management are listed below. Officers are appointed by the board of directors and serve at their discretion.

      The board of directors is divided into three classes. The current term of office of directors in Class III expires at the 2002 Annual Meeting. The current term of office of directors in Class I expires at the 2003 Annual Meeting, and the current term of office of directors in Class II expires at the 2004 Annual Meeting. Each newly elected director will serve three years from the date of his or her election. There is currently one unfilled Class II vacancy on the board of directors. For a description of the arrangements between the major shareholders regarding the nomination and election of directors, see Item 7. Major Shareholders and Related Party Transactions.

Name	Age	Position

Richard D. Fain(1)	54	Chairman, Chief Executive Officer and Director

Jack L. Williams	52	President and Chief Operating Officer, Royal Caribbean International and Celebrity Cruises

Richard J. Glasier	56	Executive Vice President and Chief Financial Officer

Tor B. Arneberg(2)	73	Director

Bernard W. Aronson(1)	55	Director

John D. Chandris(1)	51	Director

Arvid Grundekjoen(1)	46	Director

Laura Laviada(3)	51	Director

Eyal Ofer(3)	51	Director

Thomas J. Pritzker(2)	51	Director

William K. Reilly(3)	62	Director

Edwin W. Stephan(2)	70	Director

Arne Wilhelmsen(3)	72	Director

(1)	Class I director
(2)	Class II director
(3)	Class III director

      Richard D. Fain has served as a director since 1981 and as our Chairman and Chief Executive Officer since 1988. Mr. Fain is Chairman of the International Council of Cruise Lines, an industry trade organization. Mr. Fain has been involved in the shipping industry for over 25 years.

      Jack L. Williams has served as President of Royal Caribbean International since January 1997 and as President and Chief Operating Officer of Royal Caribbean International and Celebrity Cruises since November 2001. Prior to 1997, Mr. Williams was Vice President and General Sales Manager for American Airlines where he had been employed for 23 years in a variety of positions in finance, marketing and operations.

      Richard J. Glasier has served as our Executive Vice President and Chief Financial Officer since June 1996 and as our Senior Vice President and Chief Financial Officer since 1985. Mr. Glasier is a director of Aztar Corporation, a publicly traded gaming company. Mr. Glasier has held various senior financial positions in the hotel, gaming and cruise industry for over 20 years.

      Tor B. Arneberg has served as a director since November 1988. Mr. Arneberg is a senior advisor and has served as an Executive Vice President of Nightingale & Associates, a management consulting company, since 1982. From 1975 until 1982, Mr. Arneberg co-founded and operated AgTek International, a company involved in the commercial fishing industry. Prior to that, Mr. Arneberg was director of marketing for Xerox Corporation. He is an executive trustee and vice president of the American Scandinavian Foundation and received a silver medal in the 1952 Summer Olympics in Helsinki, Finland as a member of the Norwegian Olympic Yachting Team.

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

      John D. Chandris has served as a director since July 1997. Mr. Chandris is Chairman of Chandris (UK) Limited, a shipbrokering office based in London, England. Until September 1997, Mr. Chandris also served as Chairman of Celebrity Cruise Lines Inc. Mr. Chandris is a director of Leathbond Limited, a U.K. real estate company, and serves on the Board of the classification society, Lloyd’s Register.

      Arvid Grundekjoen has served as a director since November 2000. Mr. Grundekjoen has served as Chief Executive Officer of Awilco ASA, a public shipping company, since 1992. He is also Managing Director of Anders Wilhelmsen & Co. AS. and serves as Chairman of the supervisory boards of Linstow AS. and Creati AS. Mr. Gundekjoen has previously served as President of Teamco, a data processing and information technology company.

      Laura Laviada has served as a director since July 1997. Prior to 2000, Ms. Laviada was the Chairman and Chief Executive Officer of Editorial Televisa, the largest Spanish language magazine publisher in the world with 40 titles distributed throughout 19 countries. In October 2000, Ms. Laviada sold her equity interest in the company and is currently involved in several non-profit organizations, including Pro-mujer, an organization that provides credit and micro-enterprise training for women in Mexico.

      Eyal Ofer has served as a director since May 1995. Mr. Ofer has served as the Chairman of Carlyle M.G. Limited since May 1991.

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

      William K. Reilly has served as a director since January 1998. Mr. Reilly is the Chief Executive Officer of Aqua International Partners, an investment group that finances water purification in developing countries. From 1989 to 1993, Mr. Reilly served as the Administrator of the U.S. Environmental Protection Agency. He

has also previously served as the Payne Visiting Professor at Stanford University’s Institute of International Studies, president of World Wildlife Fund and of The Conservation Foundation, executive director of the Rockefeller Task Force on Land Use and Urban Growth and Chairman of the Natural Resources Council of America. He serves on the Board of Trustees of the American Academy in Rome, the National Geographic Society, World Wildlife Fund, the Packard Foundation and the Presidio Trust. He also serves as a director of Dupont, Conoco, Ionics, Eden Springs and Evergreen Holdings.

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

Compensation

  Cash Compensation

      Our executive planning committee consists of Messrs. Fain, Williams, Glasier and Thomas F. Murrill, Vice President, Chief Human Resources Officer. We paid our directors and members of our executive planning committee (17 persons) aggregate cash compensation of $4.4 million during the year ended December 31, 2001 and $5.7 million (16 persons) during the year ended December 31, 2000.

  Executive Bonus Plan

      Our Executive Bonus Plan is designed to attract and retain highly qualified executives who will contribute to our overall performance. Pursuant to the bonus plan, eligible employees are entitled to receive discretionary annual bonuses that are based on various factors deemed appropriate by the Compensation Committee of the Board of Directors, including, but not limited to, our financial performance and the individual performance of eligible employees.

  Retirement Plan and Other Executive Compensation Plans

      All eligible shoreside officers and employees are participants in our Retirement Plan. Contributions ranging from 8% to 12% of the participant’s compensation (as defined in the plan), depending on the length of such participant’s employment, are made on an annual basis to the participant’s account. At the election of the participant and his or her spouse, benefits generally are payable as a lump sum, a life annuity, a joint and 50 percent survivor annuity or in installments over a period not to exceed 120 months. If a participant’s benefit is less than $5,000, it is only payable as a lump sum. Benefits are payable upon the termination of employment or retirement of the participant. Benefits under the plan must commence no later than the later of the April 1st following the year in which the participant attains age 70  1/2, or the participant’s termination of employment from the Company.

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

      Richard D. Fain is entitled to receive upon his cessation of employment by us for any reason the assets of a grantor trust established by us for the benefit of Mr. Fain. We make quarterly contributions of 10,086 shares of common stock to the grantor trust and will continue to do so until the earlier of the cessation of Mr. Fain’s employment or June 2014. In addition, Mr. Fain is entitled to receive, upon his cessation of employment by us for certain reasons, an amount equal to nine months’ compensation and benefits.

      The aggregate amount set aside or accrued to provide pension, retirement or other similar deferred benefit programs for the directors and members of the executive planning committee, as a group, was $0.9 million during 2001 and 2000, respectively.

      We have stock option plans under which we issue options to our directors, officers and key employees to purchase shares of our common stock. The plans consist of a 1990 Employee Stock Option Plan, a 1995 Incentive Stock Option Plan and a 2000 Stock Option Plan. The 1995 Incentive Stock Option Plan provides for the issuance of up to 6,700,000 shares of our common stock. The 2000 Stock Option Plan provides for the issuance of up to 13,000,000 shares of our common stock. The 1990 Employee Stock Option Plan terminated by its terms in March 2000, although all options that had been outstanding at the time of termination remain in effect. All options terminate on the earlier of the option expiration date (which is generally ten years from the date of grant), or within a specified period following the recipient’s cessation of employment or service as a director.

      In connection with our initial public offering in April 1993, we issued 379,714 stock options at an exercise price of $9.00 per share to one of our officers. The options, which vested immediately, will generally expire upon termination of the officer’s employment. As of February 22, 2002, 354,714 options were outstanding.

      During 2001, we issued options covering a total of 6,525,775 shares of common stock to our directors and employees, including 1,455,000 shares to our directors and members of our executive planning committee. The options to our directors and members of our executive planning committee were granted in October 2001 and expire in October 2011 and were issued in the following amounts:

Name	Options	Exercise Price

Tor B. Arneberg	50,000	$9.55

Bernard W. Aronson	50,000	$9.55

John D. Chandris	45,000	$9.55

Richard D. Fain	450,000	$9.90

Richard J. Glasier	200,000	$9.90

Arvid Grundekjoen	30,000	$9.55

Laura Laviada	45,000	$9.55

Thomas F. Murrill	60,000	$9.90

Eyal Ofer	50,000	$9.55

Thomas J. Pritzker	35,000	$9.55

William K. Reilly	40,000	$9.55

Edwin W. Stephan	50,000	$9.55

Arne Wilhelmsen	50,000	$9.55

Jack L. Williams	300,000	$9.90

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

      Effective December 31, 2001, we terminated our “Taking Stock in Employees” stock award program. The program awarded five shares of our common stock to our employees following completion of each year of employment between January 1, 1998 and December 31, 2001. A total of 39,855 shares had been issued under this program as of February 22, 2002. Employees can elect to receive cash equal to the fair market value of the stock upon vesting.

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

      The Audit Committee consists of three independent directors. The purpose of the Audit Committee is to provide general oversight of audit, legal compliance and potential conflict of interest matters. The current members of the Audit Committee are Messrs. Arneberg and Aronson. There is currently one unfilled vacancy on the committee. The Audit Committee operates under the authority of our board of directors as provided by the terms of our By-Laws. The Audit Committee has adopted a charter that provides specific guidance to the Committee as to their role, responsibility and compliance with the Securities and Exchange Commission’s Audit Committee Rules.

      For the term of our board of directors, see the Directors and Senior Management section of this Item 6.

Employees

      As of December 31, 2001, we employed approximately 2,600 full-time and 500 part-time employees in our shoreside operations worldwide. We also employed approximately 21,400 crew and staff for our vessels. As of December 31, 2001, approximately 70% of our shipboard employees were covered by collective bargaining agreements. We believe that our relationship with our employees is good.

Share Ownership

      The beneficial share ownership as of February 22, 2002 of our directors and members of our executive planning committee is as follows:

			Percent of
Name	Number of Shares		Common Stock

Tor B. Arneberg	45,334	(1)	Less than 1%

Bernard W. Aronson	45,334	(2)	Less than 1%

John D. Chandris	23,334	(3)	Less than 1%

Richard D. Fain	2,466,863	(4)	1.3%

Richard J. Glasier	291,351	(5)	Less than 1%

Arvid Grundekjoen	6,334	(6)	Less than 1%

Laura Laviada	23,334	(7)	Less than 1%

Thomas F. Murrill	127,959	(8)	Less than 1%

Eyal Ofer	45,334	(9)	Less than 1%

Thomas J. Pritzker	11,334	(10)	Less than 1%

William K. Reilly	14,184	(11)	Less than 1%

Edwin W. Stephan	303,334	(12)	Less than 1%

Arne Wilhelmsen	46,454,664	(13)	24.1%

Jack L. Williams	262,769	(14)	Less than 1%

(1)	Amount represents 45,334 options that will vest on or before May 1, 2002 and which are exercisable as follows: (i) 8,000 are exercisable at $28.88 per share and expire on March 31, 2010; (ii) 3,334 are exercisable at $20.30 per share and expire on December 4, 2010; (iii) 10,000 are exercisable at $14.38 per share and expire on June 13, 2006; (iv) 15,000 are exercisable at $14.16 per share and expire on May 20, 2004; and (v) 9,000 are exercisable at $26.75 per share and expire on September 24, 2008. Amount does not include 74,666 unvested options.
(2)	Amount represents 45,334 options that will vest on or before May 1, 2002 and which are exercisable as follows: (i) 8,000 are exercisable at $28.88 per share and expire on March 31, 2010; (ii) 9,000 are exercisable at $26.75 per share and expire on September 24, 2008; (iii) 10,000 are exercisable at $14.38 per share and expire on June 13, 2006; (iv) 15,000 are exercisable at $14.16 per share and expire on May 20, 2004; and (v) 3,334 are exercisable at $20.30 per share and expire on December 4, 2010. Amount does not include 74,666 unvested options.
(3)	Amount represents 23,334 options that will vest on or before May 1, 2002 and which are exercisable as follows: (i) 3,334 are exercisable at $20.30 per share and expire on December 4, 2010; (ii) 12,000 are exercisable at $21.92 per share and expire on September 25, 2007; and (iii) 8,000 are exercisable at $28.88 per share and expire on March 31, 2010. Amount does not include 66,666 unvested options.
(4)	Includes (i) 884,000 shares of common stock covered by options that will vest on or before May 1, 2002; (ii) 1,071,412 shares of common stock held by Monument Capital Corporation, a Liberian Corporation as nominee for various trusts primarily for the benefit of certain members of the Fain family; (iii) 495,696 shares of common stock issued to a trust for the benefit of Mr. Fain; and (iv) 247 shares of common stock held by Mr. Fain’s minor daughter. Mr. Fain disclaims beneficial ownership of some or all of the shares of common stock referred to in (ii), (iii) and (iv) above. Of the 884,000 shares of common stock covered by the foregoing vested options (A) 354,714 are exercisable at $9.00 per share and will generally expire on the termination of Mr. Fain’s employment; (B) 50,000 are exercisable at $13.78 per share and expire on February 3, 2005; (C) 20,286 are exercisable at $11.19 per share and expire on January 2, 2006; (D) 100,000 are exercisable at $13.31 per share and expire on October 15, 2006; (E) 160,000 are exercisable at $25.59 per share and expire on January 27, 2008; (F) 59,000 are exercisable at $35.09 per share and expire on February 5, 2009; (G) 60,000 are exercisable at $48.00 per share and expire on February 4, 2010; (H) 30,000 are exercisable at $28.78 per share and expire on March 3, 2010; and (I) 50,000 are exercisable at $20.30 per share and expire on December 4, 2010. Amount does not include 766,000 unvested stock options held by Mr. Fain.
(5)	Includes 264,800 shares of common stock covered by options that will vest on or before May 1, 2002 and which are exercisable as follows: (i) 48,000 are exercisable at $27.02 per share and expire on February 26, 2008; (ii) 30,000 are exercisable at $35.09 per share and expire on February 5, 2009; (iii) 14,800 are exercisable at $48.00 per share and expire on February 4, 2010; (iv) 8,000 are exercisable at $28.78 per share and expire on March 3, 2010; (v) 25,000 are exercisable at $20.30 per share and expire on December 4, 2010; (vi) 9,000 are exercisable at $13.78 per share and expire on February 3, 2005; (vii) 30,000 are exercisable at $11.19 per share and expire on January 2, 2006 and (viii) 100,000 are exercisable at $13.31 per share and expire on October 15, 2006. Amount does not include 319,200 unvested stock options held by Mr. Glasier.
(6)	Amount includes 3,334 options that will vest on or before May 1, 2002 and which are exercisable at $20.30 per share and expire on December 4, 2010. Amount does not include 36,666 unvested options.
(7)	Amount represents 23,334 options that will vest on or before May 1, 2002 and which are exercisable as follows: (i) 8,000 are exercisable at $28.88 per share and expire on March 31, 2010; (ii) 3,334 are exercisable at $20.30 per share and expire on December 4, 2010; and (iii) 12,000 are exercisable at $18.06 per share and expire on July 11, 2008. Amount does not include 66,666 unvested options.
(8)	Amount includes (i) 500 shares jointly owned by Mr. Murrill and his wife, and (ii) 127,459 options that will vest on or before May 1, 2002 and which are exercisable as follows: (A) 3,125 are exercisable at $28.78 per share and expire on March 3, 2010; (B) 8,334 are exercisable at $20.30 per share and expire on December 4, 2010; (C) 15,000 are exercisable at $13.78 per share and expire on February 3, 2005; (D) 30,000 are exercisable at $11.19 per share and expire on January 2, 2006; (E) 30,000 are exercisable at $13.31 per share and expire on October 15, 2006; (F) 16,000 are exercisable at $27.02 per share and expire on February 26, 2008; (G) 15,000 are exercisable at $35.09 per share and expire on February 5, 2009; and (H) 10,000 are exercisable at $48.00 per share and expire on February 4, 2010. Amount does not include 115,041 unvested options.
(9)	Amount represents 45,334 options that will vest on or before May 1, 2002 and which are exercisable as follows: (i) 9,000 are exercisable at $26.75 per share and expire on September 24, 2008; (ii) 3,334 are exercisable at $20.30 per share and expire on December 4, 2010; (iii) 15,000 are exercisable at $11.19 per share and expire on June 12, 2005; (iv) 8,000 are exercisable at $28.88 per share and expire on March 31, 2010; and (v) 10,000 are exercisable at $14.38 per share and expire on June 13, 2006. Amount does not include (A) 74,666 unvested options and (B) 48,281,900 shares held by Cruise Associates. See Item 7. Major Shareholders and Related Party Transactions.

(10)	Amount represents 11,334 options that will vest on or before May 1, 2002 and which are exercisable as follows: (i) 3,334 are exercisable at $20.30 per share and expire on December 4, 2010; and (ii) 8,000 are exercisable at $28.88 per share and expire on March 31, 2010. Amount does not include 53,666 unvested options. Does not include 48,281,900 shares held by Cruise Associates. See Item 7. Major Shareholders and Related Party Transactions.
(11)	Amount includes 11,334 options that will vest on or before May 1, 2002 and which are exercisable as follows: (i) 3,334 are exercisable at $20.30 per share and expire on December 4, 2010; and (ii) 8,000 are exercisable at $28.88 per share and expire on March 31, 2010. Amount does not include 58,666 unvested options.
(12)	Amount includes 53,334 options that will vest on or before May 1, 2002 and which are exercisable as follows: (i) 10,000 are exercisable at $14.38 per share and expire on June 13, 2006; (ii) 40,000 are exercisable at $13.44 per share and expire on December 31, 2003; and (iii) 3,334 are exercisable at $20.30 per share and expire on December 4, 2010. Amount does not include 56,666 unvested options.
(13)	Includes (i) 46,409,330 shares held by A. Wilhelmsen AS., a Norwegian corporation, and (ii) 45,334 shares of common stock covered by options that will vest on or before May 1, 2002. See Item 7. Major Shareholders and Related Party Transactions. Mr. Wilhelmsen disclaims beneficial ownership of some of the shares of common stock referred to in (i) above. Of the 45,334 options (A) 3,334 are exercisable at $20.30 per share and expire on December 4, 2010; (B) 15,000 are exercisable at $14.16 per share and expire on May 20, 2004; (C) 9,000 are exercisable at $26.75 per share and expire on September 24, 2008; (D) 10,000 are exercisable at $14.38 per share and expire on June 13, 2006; and (E) 8,000 are exercisable at $28.88 per share and expire on March 31, 2010. Amount does not include 74,666 unvested stock options held by Mr. Wilhelmsen.
(14)	Amount includes 248,334 options that will vest on or before May 1, 2002 and which are exercisable as follows: (i) 33,334 are exercisable at $20.30 per share and expire on December 4, 2010; (ii) 85,000 are exercisable at $12.16 per share and expire on January 6, 2007; (iii) 64,000 are exercisable at $27.02 per share and expire on February 26, 2008; (iv) 30,000 are exercisable at $35.09 per share and expire on February 5, 2009; (v) 24,000 are exercisable at $48.00 per share and expire on February 4, 2010; and (vi) 12,000 are exercisable at $28.78 per share and expire on March 3, 2010. Amount does not include 456,666 unvested options.

Item 7. Major Shareholders and Related Party Transactions

      The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 22, 2002 by each person who is known by us to own beneficially more than 5% of the outstanding common stock.

	Number of
	Shares
	of
	Common	Percentage
Name	Stock	Ownership

A. Wilhelmsen AS.(1)	46,409,330	24.1%

Cruise Associates(2)	48,281,900	25.1%

(1)	A. Wilhelmsen AS. is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.
(2)	Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family.

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

      Of the current directors, A. Wilhelmsen AS. nominated Tor B. Arneberg, Arvid Grundekjoen and Arne Wilhelmsen, and Cruise Associates nominated Bernard W. Aronson, Laura Laviada, Eyal Ofer and Thomas J. Pritzker. Archinav Holdings, Ltd. nominated John D. Chandris.

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

      In connection with the proposed dual-listed company merger with P&O Princess, A. Wilhelmsen AS. and Cruise Associates entered into in December 2001 a voting agreement with, and delivered irrevocable proxies to, P&O Princess, obligating them to, among other things, vote an aggregate of 44.5% of our outstanding stock held by them in favor of the dual-listed company merger. Approval of the merger will require a vote of two-thirds of all outstanding shares entitled to vote at the meeting. If the dual-listed company merger is completed as contemplated, the shareholders of Royal Caribbean would effectively own an economic interest equal to 49.3% of the combined company and the shareholders of P&O Princess would effectively own an economic interest equal to 50.7% of the combined company.

      The combined company would have a unified senior management team. Mr. Richard D. Fain would be Chairman and Chief Executive Officer of the combined company and Mr. Peter Ratcliffe, currently the Chief Executive Officer of P&O Princess, would be the Chief Operating Officer of the combined company. Mr. Nicholas Luff, currently Chief Financial Officer of P&O Princess, would be the Chief Financial Officer of the combined company. The boards of directors of P&O Princess and Royal Caribbean would be identical and each would have 12 members. Six of the initial directors would be designated by Royal Caribbean and six of the initial directors would be designated by P&O Princess, with five of each of the six nominated by both Royal Caribbean and P&O Princess being non-executive directors. Mr. Richard D. Fain would serve as Chairman and Mr. Peter Ratcliffe would serve as the other executive director of the identical boards. The boards would be responsible for the overall direction of the businesses of both companies, including major policy and strategic decision of both companies.

      If the merger is completed, our payment of dividends would depend on business conditions, our financial condition and earnings and the financial condition and earnings of the combined company, the ability of P&O Princess to pay its equivalent dividend in accordance with its share of the economic interest in the combined company and other factors. Pursuant to the terms of the merger agreements, we could not declare or pay a dividend without an equivalent dividend (before taxes and other deductions) being declared or paid by P&O Princess and vice versa.

      We have agreed with P&O Princess that, until the dual-listed company merger is completed or terminated in accordance with its terms, each company will only pay regular quarterly dividends. We have agreed to coordinate declaration of dividends so that Royal Caribbean shareholders and P&O Princess’ shareholders will not receive two dividends, or fail to receive one dividend, in respect of the quarter in which the dual-listed company merger is completed.

      As of February 22, 2002 there were 1,081 record holders of our common stock in the United States, holding 55,837,820 shares or approximately 29.03% of the total outstanding common stock.

Item 8.     Financial Information

Consolidated Statements and Other Financial Information

      Our Consolidated Financial Statements have been prepared in accordance with Item 18 and are included beginning on page F-1 of this report.

Litigation

      In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under 46 U.S.C. Section 10313 of U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. We are not able at this time to estimate the impact of these proceedings on us; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on our results of operations.

      We are routinely involved in other claims typical within the cruise industry. The majority of these claims is covered by insurance. We believe the outcome of such other claims, which are not covered by insurance, are not expected to have a material adverse effect upon our financial condition or results of operations.

Policy on Dividend Distributions

      For our policy on dividend distributions, see Item 7. Major Shareholders and Related Party Transactions.

Item 9.     The Offer and Listing

Markets

      Our common stock is listed on the New York Stock Exchange (“NYSE”) and the Oslo Stock Exchange (“OSE”) under the symbol “RCL”. The table below sets forth the intra-day high and low prices of our common stock for the five most recent fiscal years, the two most recent years by quarter, and the most recent six months:

	NYSE		OSE
	Common Stock		Common Stock(1)

	High	Low	High	Low

Previous Five Years:

2001	$30.25	$7.75	266.00	67.50

2000	56.38	16.13	446.00	152.00

1999	58.88	31.38	450.00	246.00

1998	43.91	17.00	327.50	137.00

1997	53.63	23.25	370.00	280.00

Previous Two Years (by quarter):

2001

Fourth Quarter	17.60	8.32	168.50	91.00

Third Quarter	24.88	7.75	221.00	67.50

Second Quarter	23.09	18.66	210.50	171.00

First Quarter	30.25	19.87	266.00	184.50

2000

Fourth Quarter	27.80	18.16	246.50	173.00

Third Quarter	25.31	18.56	236.00	161.00

Second Quarter	28.31	16.13	242.00	152.00

First Quarter	56.38	25.31	446.00	215.00

Previous Six Months:

March 2002	23.95	18.25	213.50	162.50

February 2002	18.63	16.26	166.00	146.00

January 2002	19.51	16.03	173.00	143.00

December 2001	16.80	13.46	152.00	119.00

November 2001	17.60	10.66	168.50	91.00

October 2001	11.25	8.32	102.00	75.00

(1)	Denominated in Norwegian kroner.

      Our Zero Coupon Convertible Notes due May 18, 2021 and our Liquid Yield Option™ Notes due February 2, 2021 are each listed on the New York Stock Exchange. The tables below set forth (i) the intra-day high and low prices of our Zero Coupon Debt Securities for last year by quarter and the most recent six months and (ii) the highest and lowest closing prices of our Liquid Yield Option™ Notes for last year by quarter and the most recent six months:

	Zero Coupon Debt		Liquid Yield Option™
	Securities		Notes

	High	Low	High	Low

2001

Fourth Quarter	$357.56	$268.71	$356.65	$207.50

Third Quarter	441.56	284.58	371.95	346.25

Second Quarter	411.72	387.11	390.10	347.72

First Quarter	—	—	416.91	365.00

Previous Six Months:

March 2002	436.10	364.79	375.62	330.00

February 2002	367.73	351.94	330.62	316.88

January 2002	379.08	347.39	333.75	314.38

December 2001	357.56	322.76	320.00	297.50

November 2001	352.26	280.09	315.00	240.00

October 2001	290.68	268.71	356.65	207.50

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

      For additional information about our Articles of Incorporation and By-Laws, and a description of the rights attaching to our shares of stock, see “Description of Capital Stock” contained in our Registration Statement on Form F-3 as filed with the Securities and Exchange Commission, File No. 333-56058.

Material Contracts

      The following is a summary of our material contracts:

      First Supplemental Indenture dated as of July 28, 1994 between us, as Issuer, and The Bank of New York, as Trustee. We issued $125.0 million aggregate principal amount of 8 1/8% Senior Notes due 2004 at a price of 97.871%, net of underwriting discount. The notes are unsecured and are not redeemable prior to maturity.

      Second Supplemental Indenture dated as of March 29, 1995 between us, as Issuer, and The Bank of New York, as Trustee. We issued $150.0 million aggregate principal amount of 8  1/4% Senior Notes due 2005 at a price of 98.579%, net of underwriting discount. The notes are unsecured and are not redeemable prior to maturity.

      Third Supplemental Indenture dated as of September 18, 1995 between us, as Issuer, and The Bank of New York, as Trustee. We issued $150.0 million aggregate principal amount of 7 1/8% Senior Notes due 2002 at a price of 98.644%, net of underwriting discount. The notes are unsecured and are not redeemable prior to maturity.

      Fourth Supplemental Indenture dated as of August 12, 1996 between us, as Issuer, and The Bank of New York, as Trustee. We issued $175.0 million aggregate principal amount of 7  1/4% Senior Notes due 2006 at a price of 98.017%, net of underwriting. The notes are unsecured and are not redeemable prior to maturity.

      Fifth Supplemental Indenture dated as of October 14, 1997 between us, as Issuer, and The Bank of New York, as Trustee. We issued $200.0 million aggregate principal amount of 7% Senior Notes due 2007 at a price of 99.058%, net of underwriting. The notes are unsecured and are not redeemable prior to maturity.

      Sixth Supplemental Indenture dated as of October 14, 1997 between us, as Issuer, and The Bank of New York, as Trustee. We issued $300.0 million aggregate principal amount of 7  1/2% Senior Debentures due 2027 at a price of 97.716%, net of underwriting. The debentures are unsecured and are not redeemable prior to maturity.

      Seventh Supplemental Indenture dated as of March 16, 1998 between us, as Issuer, and The Bank of New York, as Trustee. We issued $150.0 million aggregate principal amount of 6  3/4 % Senior Notes due 2008 at a price of 98.778%, net of underwriting. The notes are unsecured and are not redeemable prior to maturity.

      Eighth Supplemental Indenture dated as of March 16, 1998 between us, as Issuer, and The Bank of New York, as Trustee. We issued $150.0 million aggregate principal amount of 7  1/4% Senior Debentures due 2018 at a price of 98.749%, net of underwriting. The debentures are unsecured and are not redeemable prior to maturity.

      Ninth Supplemental Indenture dated as of February 2, 2001 between us, as Issuer, and The Bank of New York, as Trustee. We issued $500.0 million aggregate principal amount of 8  3/4% Senior Notes due 2011 at a price of 99.015%. The notes are unsecured and are not redeemable prior to maturity.

      Tenth Supplemental Indenture dated as of February 2, 2001 between us, as Issuer, and The Bank of New York, as Trustee. We issued $1.506 billion aggregate principal amount of Liquid Yield Option™ Notes (LYONs) due 2021. The LYONs are unsecured zero coupon bonds with a yield to maturity of 4.875%. The LYONs are convertible into 17.7 million shares of common stock if certain conditions are met.

      Eleventh Supplemental Indenture dated as of May 18, 2001 between us, as Issuer, and The Bank of New York, as Trustee. We issued $883.0 million aggregate principal amount of Zero Coupon Convertible Notes due May 18, 2021. The notes are unsecured zero coupon bonds with a yield to maturity of 4.75%. The notes are convertible into 13.8 million shares of common stock if certain conditions are met.

      Amended and Restated Credit Agreement dated as of June 28, 1996 amongst us and various financial institutions and the Bank of Nova Scotia as Administrative Agent. Under our unsecured revolving credit facility, we can have outstanding up to $1.0 billion until June 2003. The unsecured revolving credit facility bears interest at LIBOR plus 0.45% on balances outstanding and a 0.20% facility fee. The margin and facility fee vary with our debt rating. The unsecured revolving credit facility contains covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage and limit our debt to capital ratio.

      Credit Agreement dated as of December 16, 1999 between us and Kreditanstalt fur Wiederaufbau. We entered into a $300.0 million unsecured term loan bearing interest at LIBOR plus 0.80%, of which $150.0 million is due in 2009 and $150.0 million is due in 2010. The term loan contains covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage and limit our debt to capital ratio.

      Credit Agreement dated as of June 9, 2000 between us and various financial institutions and Bank of America, N.A. as Administrative Agent. We entered into a $625.0 million unsecured term loan bearing interest at LIBOR plus 1.25%, which is due in 2005. The margin varies with our debt rating. The term loan contains covenants that require us, among other things, to maintain minimum net worth and fixed charge coverage and limit our debt to capital ratio.

      Credit Agreement dated as of December 20, 2000 between various financial institutions and us and Kreditanstalt fur Wiederaufbau as Administrative Agent. We entered into a $360.0 million unsecured term loan bearing interest at LIBOR plus 1.0%, which is due in 2006. The term loan contains covenants that require us, among other things, to maintain minimum net worth and fixed charge coverage and limit our debt to capital ratio.

      Credit Agreement dated as of May 18, 2001 among us and various financial institutions and Bank of America, N.A. as Administrative Agent. We entered into a $345.8 million unsecured term loan, which can only be drawn if holders of our Zero Coupon Convertible Notes require us to purchase their Notes on May 18, 2004. The facility bears a 0.20% facility fee and will bear interest at LIBOR plus a margin on outstanding balances if drawn. The margin and facility fee vary with our debt rating. The facility commitment expires if the holders of our Zero Coupon Convertible Notes do not require us to purchase their Notes on May 18, 2004. If utilized, the facility is due in 2007. The term loan contains covenants that require us, among other things, to maintain minimum net worth and fixed charge coverage and limit our debt to capital ratio.

      Buyer Credit Agreement dated as of December 18, 2001 between Constellation Inc. and Credit Agricole Indosuez and Societe Generale. Constellation Inc. entered into a buyer credit agreement for a term loan not to exceed $322.0 million to finance the delivery of Constellation scheduled for the second quarter of 2002. The loan will bear interest at LIBOR plus a margin and will be due in 2010. The loan will be secured by the vessel.

      Buyer Credit Agreement dated as of March 31, 2001 between Summit Inc. and Credit Agricole Indosuez and Societe Generale. Summit Inc. entered into a $326.7 million term loan to finance the purchase of Summit. The loan bears interest at 8.0% and is due in 2010. The loan is secured by the vessel.

      New Credit Agreement dated as of December 12, 1997 between Seabrook Maritime Inc. and Kreditanstalt fur Wiederaufbau. Seabrook Maritime Inc. entered into a $200.0 million unsecured term loan to finance the purchase of Mercury. The loan bears interest at 8.0% and is due in 2006. We guarantee the loan.

      Loan Facility Agreement dated as of November 29, 1993 between Esker Marine Shipping Inc. and Kreditanstalt fur Wiederaufbau. Esker Marine Shipping Inc. entered into a $308.7 million term loan to finance the purchase of Galaxy. The fixed rate portion of the loan bears interest at 7.12% and is due in 2005. The variable portion of the loan bears interest at LIBOR plus 0.45% and is due in 2006. The loan is secured by the vessel. The loan agreement provides for a limited amount of additional borrowings to service principal payments.

      Loan Facility Agreement dated as of November 29, 1993 between Blue Sapphire Marine Inc. and Kreditanstalt fur Wiederaufbau. Blue Sapphire Marine Inc. entered into a $301.7 million term loan to finance the purchase of Century. The fixed rate portion of the loan bears interest at 6.73% and is due in 2004. The variable portion of the loan bears interest at LIBOR plus 0.45% and is due in 2005. The loan is secured by the vessel. The loan agreement provides for a limited amount of additional borrowings to service principal payments.

      Implementation Agreement dated as of November 19, 2001 between us and P&O Princess. The agreement governs the implementation of the dual-listed company merger between us and P&O Princess and stipulates the conditions precedent which must be satisfied or waived by us and P&O Princess prior to completion of the dual-listed company merger. Under the Implementation Agreement, P&O Princess and we have agreed, among other things, to pay a break fee of $62.5 million to the other company if the Implementation Agreement is terminated in certain circumstances.

      Joint Venture Agreement dated as of November 19, 2001 among P&O Princess, Joex Limited and us. This agreement created a joint venture between P&O Princess and us to jointly create and operate a cruise line company to target customers in southern Europe. The joint venture is owned 50% by P&O Princess and 50% by us. Each party has committed up to $500.0 million in shareholder equity, and each party has agreed to assign two identified ship-build contracts to the joint venture company. The joint venture can be terminated by either party if certain commercial benchmarks have not been achieved by January 1, 2003 or April 1, 2003.

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

      Lease Agreement dated March 3, 1993 between us and G.I.E. Cruise Vision One. In April 1995, we entered into a $260.0 million capital lease to finance Legend of the Seas. The capital lease has an implicit interest rate of 7.8% over 15 years.

      Lease Agreement dated March 3, 1993 between us and G.I.E. Cruise Vision Two. In March 1996,we entered into a $264.0 million capital lease to finance Splendour of the Seas. The capital lease has an implicit interest rate of 7.8% over 15 years.

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

Taxation

      Since (1) we are and intend to maintain our status as a “non-resident corporation” under the Internal Revenue Code of Liberia and (2) our vessel-owning subsidiaries are not now engaged, and are not in the future expected to engage, in any business in Liberia, including voyages exclusively within the territorial waters of the Republic of Liberia, we have been advised by Watson, Farley & Williams, our special Liberian counsel, that under current Liberian law, no Liberian taxes or withholding will be imposed on payments to holders of our securities other than a holder that is a resident Liberian entity or a resident individual or entity or a citizen of Liberia.

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

      None.

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

ROYAL CARIBBEAN CRUISES LTD.
(Registrant)

Date: April 5, 2002

By:	/s/ RICHARD J. GLASIER

Richard J. Glasier
Executive Vice President and
Chief Financial Officer

ROYAL CARIBBEAN CRUISES LTD.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and

Directors of Royal Caribbean Cruises Ltd.:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders’ equity present fairly, in all material respects, the financial position of Royal Caribbean Cruises Ltd. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Miami, Florida

January 25, 2002, except for Note 3 which is as of February 14, 2002

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2001	2000	1999

	(in thousands, except per share data)
INCOME STATEMENT

Revenues	$3,145,250	$2,865,846	$2,546,152

Expenses

Operating	1,934,391	1,652,459	1,496,252

Marketing, selling and administrative	454,080	412,799	371,817

Depreciation and amortization	301,174	231,048	197,909

	2,689,645	2,296,306	2,065,978

Operating Income	455,605	569,540	480,174

Other Income (Expense)

Interest income	24,544	7,922	8,182

Interest expense, net of capitalized interest	(253,207)	(154,328)	(130,625)

Other income (expense)	27,515	22,229	26,122

	(201,148)	(124,177)	(96,321)

Net Income	$254,457	$445,363	$383,853

EARNINGS PER SHARE:

Basic	$1.32	$2.34	$2.15

Diluted	$1.32	$2.31	$2.06

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED BALANCE SHEETS

	As of December 31,

	2001	2000

	(in thousands, except share data)

ASSETS
Current Assets

Cash and cash equivalents	$727,178	$177,810

Trade and other receivables, net	72,196	53,609

Inventories	33,493	30,115

Prepaid expenses and other assets	53,247	49,185

Total current assets	886,114	310,719

Property and Equipment — at cost less accumulated depreciation and amortization	8,605,448	6,831,809

Goodwill — less accumulated amortization of $138,606 and $128,192, respectively	278,561	288,974

Other Assets	598,659	396,963

	$10,368,782	$7,828,465

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities

Current portion of long-term debt	$238,581	$109,926

Accounts payable	144,070	158,143

Accrued expenses and other liabilities	283,913	200,900

Customer deposits	446,085	443,411

Total current liabilities	1,112,649	912,380

Long-Term Debt	5,407,531	3,300,170

Other Long-Term Liabilities	92,018	—
Commitments and Contingencies (Note 12)
SHAREHOLDERS’ EQUITY

Common stock ($.01 par value; 500,000,000 shares authorized; 192,310,198 and 192,122,088 shares issued)	1,923	1,921

Paid-in capital	2,045,904	2,043,111

Retained earnings	1,731,423	1,576,921

Accumulated other comprehensive loss	(16,068)	—

Treasury stock (475,524 and 435,180 common shares at cost)	(6,598)	(6,038)

Total shareholders’ equity	3,756,584	3,615,915

	$10,368,782	$7,828,465

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2001	2000	1999

	(in thousands)

Operating Activities

Net income	$254,457	$445,363	$383,853

Adjustments:

Depreciation and amortization	301,174	231,048	197,909

Accretion of original issue discount	36,061	—	—

Changes in operating assets and liabilities:

(Increase) in trade and other receivables, net	(18,587)	(150)	(16,927)

(Increase) decrease in inventories	(3,378)	(3,717)	5,436

Decrease (increase) in prepaid expenses and other assets	3,305	1,865	(6,006)

(Decrease) increase in accounts payable	(14,073)	55,102	(12,792)

Increase (decrease) in accrued expenses and other liabilities	75,645	(8,204)	(34,373)

Increase (decrease) in customer deposits	2,674	(21,622)	62,107

Other, net	(3,589)	3,631	4,151

Net cash provided by operating activities	633,689	703,316	583,358

Investing Activities

Purchases of property and equipment	(1,737,471)	(1,285,649)	(972,481)

Investment in convertible preferred stock	—	(305,044)	—

Net proceeds from vessel transfer to joint venture	—	47,680	—

Other, net	(46,501)	(21,417)	(14,963)

Net cash used in investing activities	(1,783,972)	(1,564,430)	(987,444)

Financing Activities

Proceeds from issuance of long-term debt, net	1,834,341	1,195,000	—

Repayments of long-term debt	(45,553)	(128,086)	(127,919)

Dividends	(99,955)	(94,418)	(81,568)

Proceeds from issuance of common stock	—	—	487,399

Other, net	10,818	2,958	16,723

Net cash provided by financing activities	1,699,651	975,454	294,635

Net Increase (Decrease) in Cash and Cash Equivalents	549,368	114,340	(109,451)

Cash and Cash Equivalents at Beginning of Year	177,810	63,470	172,921

Cash and Cash Equivalents at End of Year	$727,178	$177,810	$63,470

Supplemental Disclosures

Cash paid during the year for:

Interest, net of amount capitalized	$203,038	$146,434	$133,925

Noncash investing and financing activities:

Acquisition of vessel through debt	$326,738	$—	$—

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated
					Other
					Comprehensive		Total
	Preferred	Common	Paid-in	Retained	Income	Treasury	Shareholders’
	Stock	Stock	Capital	Earnings	(Loss)	Stock	Equity

	(in thousands)

Balances at January 1, 1999	$172,500	$1,690	$1,361,796	$923,691	$—	$(4,919)	$2,454,758

Issuance of common stock	—	108	487,291	—	—	—	487,399

Issuance under preferred stock conversion	(300)	—	300	—	—	—	—

Issuance under employee related plans	—	14	17,260	—	—	(560)	16,714

Preferred stock dividends	—	—	—	(12,506)	—	—	(12,506)

Common stock dividends	—	—	—	(69,062)	—	—	(69,062)

Net income	—	—	—	383,853	—	—	383,853

Balances at December 31, 1999	172,200	1,812	1,866,647	1,225,976	—	(5,479)	3,261,156

Issuance under preferred stock conversion	(172,200)	106	172,094	—	—	—	—

Issuance under employee related plans	—	3	4,370	—	—	(559)	3,814

Preferred stock dividends	—	—	—	(3,121)	—	—	(3,121)

Common stock dividends	—	—	—	(91,297)	—	—	(91,297)

Net income	—	—	—	445,363	—	—	445,363

Balances at December 31, 2000	—	1,921	2,043,111	1,576,921	—	(6,038)	3,615,915

Issuance under employee related plans	—	2	2,793	—	—	(560)	2,235

Common stock dividends	—	—	—	(99,955)	—	—	(99,955)

Transition adjustment SFAS No. 133	—	—	—	—	7,775	—	7,775

Changes related to cash flow derivative hedges	—	—	—	—	(23,843)	—	(23,843)

Net income	—	—	—	254,457	—	—	254,457

Balances at December 31, 2001	$—	$1,923	$2,045,904	$1,731,423	$(16,068)	$(6,598)	$3,756,584

Comprehensive income is as follows:

	Year Ended December 31,

	2001	2000	1999

	(in thousands)

Net income	$254,457	$445,363	$383,853

Transition adjustment SFAS No. 133	7,775	—	—

Changes related to cash flow derivative hedges	(23,843)	—	—

Total comprehensive income	$238,389	$445,363	$383,853

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.     General

  Description of Business

      We are a global cruise company. We operate two cruise brands, Royal Caribbean International and Celebrity Cruises, with 15 cruise ships and 8 cruise ships, respectively, at December 31, 2001. Our ships operate on a selection of worldwide itineraries that call on approximately 200 destinations.

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

Note 2.     Summary of Significant Accounting Policies

  Cruise Revenues and Expenses

      Deposits received on sales of guest cruises represent unearned revenue and are initially recorded as customer deposit liabilities on our balance sheet. Customer deposits are subsequently recognized as cruise revenues, together with revenues from shipboard activities and all associated direct costs of a voyage, upon completion of voyages with durations of ten days or less and on a pro rata basis for voyages in excess of ten days. Minor amounts of revenues and expenses from pro rata voyages are estimated.

  Cash and Cash Equivalents

      Cash and cash equivalents include cash and marketable securities with original maturities of less than 90 days.

  Inventories

      Inventories consist of provisions, supplies and fuel carried at the lower of cost (weighted-average) or market.

  Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation and amortization. We capitalize interest as part of the cost of construction. Significant vessel improvement costs are capitalized as additions to the vessel, while costs of repairs and maintenance are charged to expense as incurred. We review long-lived assets for impairment whenever events or changes in circumstances indicate, based on estimated future cash flows, that the carrying amount of these assets may not be fully recoverable.

      Depreciation of property and equipment, which includes amortization of vessels under capital leases, is computed using the straight-line method over useful lives of primarily 30 years for vessels and three to ten years for other property and equipment. (See Note 4 — Property and Equipment.)

  Goodwill

      Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized over 40 years using the straight-line method. We review goodwill and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable.

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Advertising Costs

      Advertising costs are expensed as incurred except those costs which result in tangible assets, such as brochures, are treated as prepaid expenses and charged to expense as consumed. Advertising expenses consist of media advertising as well as brochure, production and direct mail costs. Media advertising was $103.4 million, $98.9 million and $93.1 million, and brochure, production and direct mail costs were $77.5 million, $79.2 million and $57.4 million for the years 2001, 2000 and 1999, respectively.

  Drydocking

      Drydocking costs are accrued evenly over the period to the next scheduled drydocking and are included in accrued expenses and other liabilities.

  Financial Instruments

      We enter into various forward, swap and option contracts to manage our interest rate exposure and to limit our exposure to fluctuations in foreign currency exchange rates and bunker fuel prices.

      On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, which requires that all derivative instruments be recorded on the balance sheet at their fair value. On an ongoing basis, we assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in fair value or cash flow of hedged items and therefore qualify as either a fair value or cash flow hedge. A derivative instrument that hedges the exposure to changes in the fair value of a recognized asset or a liability, or a firm commitment is designated as a fair value hedge. A derivative instrument that hedges a forecasted transaction or the variability of cash flows related to a recognized liability is designated as a cash flow hedge.

      Unrealized gains and losses on fair value hedges are recorded on the balance sheet as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments. Realized gains and losses on foreign currency forward contracts that hedge foreign currency denominated firm commitments related to vessels under construction are included in the cost basis of the vessels. Realized gains and losses on all other fair value hedges are recognized in earnings as offsets to the related hedged items. For derivative instruments that qualify as cash flow hedges, the effective portions of changes in fair value of the derivatives are deferred and recorded as a component of other comprehensive income until the hedged transactions occur and are recognized in earnings. All other portions of changes in the fair value of cash flow hedges are recognized in earnings immediately.

      Our risk-management policies and objectives for holding hedging instruments have not changed with the adoption of Statement of Financial Accounting Standards No. 133. The implementation of Statement of Financial Accounting Standards No. 133 did not have a material impact on our results of operations or financial position at adoption or during the twelve months ended December 31, 2001.

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

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period.

  Stock-Based Compensation

      We account for stock-based compensation using the intrinsic value method and disclose certain fair market value information with respect to our stock-based compensation activity. (See Note 7 — Shareholders’ Equity.)

  Segment Reporting

      We operate two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands have been aggregated as a single operating segment based on the similarity of their economic characteristics as well as product and services provided.

      Information by geographic area is shown in the table below. Revenues are attributed to geographic areas based on the source of the guest.

	2001	2000	1999

Revenues:

United States	81%	82%	83%

All Other Countries	19%	18%	17%

  New Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which addresses how goodwill should be accounted for after having been initially recognized in the financial statements. Statement of Financial Accounting Standards No. 142 is effective for fiscal years beginning after December 15, 2001. Upon adoption of Financial Accounting Standards No. 142, we will cease to amortize goodwill; goodwill amortization was $10.4 million in 2001. In addition, we are required to perform an initial impairment review of our goodwill upon adoption and an annual impairment review thereafter. We currently do not expect to record an impairment charge upon completion of the impairment review.

      In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Statement of Financial Accounting Standards No. 144 supersedes Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and requires (i) the recognition and measurement of the impairment of long-lived assets to be held and used and (ii) the measurement of long-lived assets to be held for sale. Statement of Financial Accounting Standards No. 144 is effective for fiscal years beginning after December 15, 2001. We do not expect the adoption of Statement of Financial Accounting Standards No. 144 to have a material effect on our results of operations or financial position.

Note 3.     Proposed Dual-Listed Company Merger with P&O Princess

      On November 19, 2001, we entered into an agreement with P&O Princess Cruises plc (P&O Princess), providing for the combination of Royal Caribbean and P&O Princess as a merger of equals under a dual-listed company structure. If the dual-listed company merger is completed, it would involve a combination of the two companies through a number of contracts and certain amendments to our Articles of Incorporation and By-Laws and to P&O Princess’ Articles and Memorandum of Association. The two companies would retain their separate legal identities but would operate as if they were a single unified economic entity. The contracts

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

governing the dual-listed company merger would provide that the boards of directors of the two companies would be identical and that, as far as possible, the shareholders of Royal Caribbean and P&O Princess would be placed in substantially the same economic position as if they held shares in a single enterprise which owned all of the assets of both companies. The net effect of the dual-listed company merger would be that the shareholders of Royal Caribbean would own an economic interest equal to 49.3% of the combined company and the shareholders of P&O Princess would own an economic interest equal to 50.7% of the combined company.

      The obligations of Royal Caribbean and P&O Princess to effect the dual-listed company merger are subject to the satisfaction of various conditions, including the receipt of certain regulatory approvals and consents and approval by the shareholders of each of Royal Caribbean and P&O Princess. No assurance can be given that all required approvals and consents will be obtained, and if such approvals and consents are obtained, no assurance can be given as to the terms, conditions and timing of the approvals and consents. If the dual-listed company merger is not completed by November 16, 2002, either party can terminate the agreement if it is not in material breach of its obligations thereunder. We have incurred, and continue to incur, costs which have been or will be deferred in connection with the dual-listed company merger. In the event the transaction is not consummated, we would be required to write these costs off, resulting in an estimated impact to earnings of approximately $15 million. If the dual-listed company merger is completed, these deferred costs, together with additional costs, would be capitalized as part of the transaction.

      If the merger agreement is terminated under certain circumstances, we would be obligated to pay P&O Princess a break fee of $62.5 million. These circumstances include, among other things, our board of directors withdrawing or adversely modifying its recommendation to shareholders to approve the dual-listed company merger, our board of directors recommending an alternative acquisition transaction to shareholders, and our shareholders failing to approve the dual-listed company merger if another acquisition proposal with respect to Royal Caribbean exists at that time. Similarly, P&O Princess would be obligated to pay us a break fee of $62.5 million upon the occurrence of reciprocal circumstances.

      In December 2001, Carnival Corporation (Carnival) announced a competing pre-conditional offer to acquire all of the outstanding shares of P&O Princess. In connection with its pre-conditional offer, Carnival solicited proxies from P&O Princess’ shareholders in favor of an adjournment of the P&O Princess’ special meeting prior to a shareholder vote to approve the dual-listed company merger. On February 14, 2002, Royal Caribbean and P&O Princess convened special meetings of their respective shareholders to approve the dual-listed company merger. Prior to voting to approve the merger, the shareholders of each company voted to adjourn their respective meetings until an unspecified future date. We do not know at this time the date on which the meetings will be reconvened.

Note 4.     Property and Equipment

      Property and equipment consists of the following (in thousands):

	2001	2000

Land	$7,056	$7,056

Vessels	8,289,028	6,168,383

Vessels under capital lease	771,131	768,474

Vessels under construction	396,286	508,954

Other	366,914	313,689

	9,830,415	7,766,556

Less — accumulated depreciation and amortization	(1,224,967)	(934,747)

	$8,605,448	$6,831,809

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Vessels under construction include progress payments for the construction of new vessels as well as planning, design, interest, commitment fees and other associated costs. We capitalized interest costs of $37.0 million, $44.2 million and $34.6 million for the years 2001, 2000 and 1999, respectively. Accumulated amortization related to vessels under capital lease was $136.2 million and $112.9 million at December 31, 2001 and 2000, respectively.

Note 5.     Other Assets

      In July 2000, we purchased a new issue of convertible preferred stock, denominated in British pound sterling, for approximately $300 million from First Choice Holidays PLC. The convertible preferred stock carries a 6.75% coupon. Dividends of $19.4 million and $9.2 million were earned in 2001 and 2000, respectively and recorded in Other income (expense). If fully converted, our holding would represent approximately a 17% interest in First Choice Holidays PLC.

      Separately, we entered into a joint venture with First Choice Holidays PLC to launch a new cruise brand, Island Cruises. As part of the transaction, ownership of Viking Serenade was transferred to the new joint venture at a valuation of approximately $95.4 million. The contribution of Viking Serenade represents our 50% investment in the joint venture as well as approximately $47.7 million in proceeds towards the purchase price of the convertible preferred stock. The contribution of Viking Serenade resulted in a deferred gain of approximately $3.8 million, which is being recognized over the estimated remaining useful life of the vessel. Royal Caribbean International operated Viking Serenade under a charter agreement until early 2002, at which time the vessel moved to the new joint venture.

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6.     Long-Term Debt

      Long-term debt consists of the following (in thousands):

	2001	2000

$360 million unsecured term loan bearing interest at LIBOR plus 1.0%, due 2006	$360,000	$—

Zero Coupon Convertible Notes with yield to maturity of 4.75%, due 2021	355,628	—

Liquid Yield Option™ Notes with yield to maturity of 4.875%, due 2021	600,878	—

$625 million unsecured term loan bearing interest at LIBOR plus 1.25%, due 2005	625,000	625,000

$300 million unsecured term loan bearing interest at LIBOR plus 0.8%, due 2009 through 2010	300,000	300,000

$1 billion unsecured revolving credit facility bearing interest at LIBOR plus 0.45% on balances outstanding, 0.2% facility fee, due 2003	350,000	270,000

Senior Notes and Senior Debentures bearing interest at rates ranging from 6.75% to 8.75%, due 2002 through 2011, 2018 and 2027	1,950,341	1,392,017

Unsecured term loan bearing interest at 8.0%, due 2006	109,250	134,332

Term loans bearing interest at rates ranging from 6.7% to 8.0%, due through 2010, secured by certain Celebrity vessels	506,675	241,452

Term loans bearing interest at LIBOR plus 0.45%, due through 2008, secured by certain Celebrity vessels	78,491	19,697

Capital lease obligations with implicit interest rates ranging from 7.0% to 7.2%, due through 2011	409,849	427,598

	5,646,112	3,410,096

Less — current portion	(238,581)	(109,926)

Long-term portion	$5,407,531	$3,300,170

      During 2001, we drew $360.0 million under our unsecured term loan that bears interest at LIBOR plus 1.0%, due 2006.

      In August 2001, we entered into a $326.7 million term loan bearing interest at a fixed rate of 8.0%, due in 2010 and secured by a Celebrity vessel.

      In May 2001, we received net proceeds of $339.4 million from the issuance of Zero Coupon Convertible Notes, due 2021. In February 2001, we received net proceeds of $494.6 million and $560.8 million from the issuance of 8.75% Senior Notes due 2011 and Liquid Yield Option™ Notes due 2021, respectively.

      The Liquid Yield Option™ Notes and the Zero Coupon Convertible Notes are zero coupon bonds with yields to maturity of 4.875% and 4.75%, respectively, due 2021. Each Liquid Yield Option™ Note and Zero Coupon Convertible Note was issued at a price of $381.63 and $391.06, respectively, and will have a principal amount at maturity of $1,000. The Liquid Yield Option™ Notes and Zero Coupon Convertible Notes are convertible at the option of the holder into 17.7 million and 13.8 million shares of common stock, respectively, if the market price of our common stock reaches certain levels. These conditions were not met at December 31, 2001 for the Liquid Yield Option™ Notes or the Zero Coupon Convertible Notes and therefore, the shares issuable upon conversion are not included in the earnings per share calculation.

      We may redeem the Liquid Yield Option™ Notes beginning on February 2, 2005, and the Zero Coupon Convertible Notes beginning on May 18, 2006, at their accreted values for cash as a whole at any time, or from

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

time to time in part. Holders may require us to purchase any outstanding Liquid Yield Option™ Notes at their accreted value on February 2, 2005 and February 2, 2011 and any outstanding Zero Coupon Convertible Notes at their accreted value on May 18, 2004, May 18, 2009, and May 18, 2014. We may choose to pay the purchase price in cash or common stock or a combination thereof. In addition, we have a three-year, $345.8 million unsecured variable rate term loan facility available to us should the holders of the Zero Coupon Convertible Notes require us to purchase their notes on May 18, 2004.

      During 2001, under the terms of two of our secured term loans, we elected to defer principal payments totaling $64.4 million to 2004 through 2006.

      In June 2000, we entered into a $625.0 million unsecured term loan bearing interest at LIBOR plus 1.25%, due 2005.

      The contractual interest rates on balances outstanding under our $1.0 billion unsecured revolving credit facility and the $625.0 million unsecured term loan vary with our debt rating.

      The Senior Notes, Senior Debentures, Liquid Yield Option™ Notes and Zero Coupon Convertible Notes are unsecured. The Senior Notes and Senior Debentures are not redeemable prior to maturity.

      We entered into a $264.0 million capital lease to finance Splendour of the Seas and a $260.0 million capital lease to finance Legend of the Seas in 1996 and 1995, respectively. The capital leases each have semi-annual payments of $12.0 million over 15 years with final payments of $99.0 million and $97.5 million, respectively.

      Our debt agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of December 31, 2001. Following is a schedule of annual maturities on long-term debt as of December 31, 2001 (in thousands):

Year

2002	$238,581

2003	434,959

2004(1)	339,133

2005(2)	1,627,473

2006	688,397

(1)	Includes $51.8 million related to our Zero Coupon Convertible Notes. This amount represents the $397.6 million accreted value of the notes as of May 18, 2004, the first date holders may require us to purchase any outstanding notes net of a $345.8 million loan facility available to us to satisfy this obligation. We may choose to pay any amounts in cash or common stock or a combination thereof.
(2)	Includes the $697.2 million accreted value of our Liquid Yield Option™ Notes as of February 2, 2005, the first date holders may require us to purchase any outstanding notes. We may choose to pay any amounts in cash or common stock or a combination thereof.

Note 7.     Shareholders’ Equity

      In April 2000, we redeemed all outstanding shares of our convertible preferred stock and dividends ceased to accrue.

      In 1999, we completed a public offering of 11,625,000 shares of common stock at a price of $46.69 per share. Of the total shares sold, 10,825,000 shares were sold by us, and the balance of 800,000 shares were sold by a selling shareholder. After deduction of the underwriting discount and other estimated expenses of the offering, our net proceeds were approximately $487.4 million.

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Our Employee Stock Purchase Plan, which has been in effect since January 1, 1994, facilitates the purchase by employees of up to 800,000 shares of common stock. The purchase price is derived from a formula based on 90% of the fair market value of the common stock during the quarterly purchase period, subject to certain restrictions. Shares of common stock of 33,395, 40,838 and 35,263 were issued under the Employee Stock Purchase Plan at a weighted average price of $17.69, $23.09 and $37.81 during 2001, 2000 and 1999, respectively.

      Under an executive compensation program approved in 1994, we will award to a trust 10,086 shares of common stock per quarter, up to a maximum of 806,880 shares. We issued 40,344 shares each year under the program during 2001, 2000 and 1999.

      Compensation expense related to our “Taking Stock in Employees” program, which was discontinued effective December 31, 2001, was $1.6 million, $2.1 million and $3.3 million in 2001, 2000 and 1999, respectively. Under the plan, employees are awarded five shares of our stock, or the cash equivalent, at the end of each year of employment.

      We have Employee Stock Option Plans, which provide for awards to our officers, directors and key employees of options to purchase shares of our common stock. One of the plans is a tax-qualified Incentive Stock Option Plan. During 2001, one of the Employee Stock Option Plans and the Incentive Stock Option Plan were amended to increase the number of shares reserved for issuance by 5,000,000 and 3,000,000 shares of common stock, respectively. Options are granted at a price not less than the fair value of the shares on the date of grant. Options expire not later than ten years after the date of grant and generally become exercisable in full over three or five years after the grant date.

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Stock option activity and information about stock options outstanding are summarized in the following tables:

Stock Option Activity

	2001		2000		1999

	Number of	Weighted Average	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Outstanding options at January 1	11,291,784	$27.17	6,894,172	$24.82	6,492,390	$16.78

Granted	6,525,775	$12.41	5,036,100	$30.21	2,285,500	$39.23

Exercised	(104,526)	$13.22	(186,436)	$12.68	(1,318,714)	$11.01

Canceled	(690,792)	$29.84	(452,052)	$30.65	(565,004)	$23.03

Outstanding options at December 31	17,022,241	$21.49	11,291,784	$27.17	6,894,172	$24.82

Options exercisable at December 31	4,679,421	$20.79	2,707,234	$16.02	1,649,180	$12.53

Available for future grants at December 31	5,871,763		3,839,246		8,553,864

Stock Options Outstanding

As of December 31, 2001

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Exercise Price Range	Outstanding	Life	Price	Exercisable	Price

$ 7.24 - $9.90	5,846,545	9.2 years	$9.79	432,870	$8.83

$11.19 - $20.30	3,912,196	6.7 years	$17.35	2,354,826	$15.55

$21.92 - $28.78	3,961,250	7.5 years	$25.72	1,153,550	$24.09

$28.88 - $48.00	3,302,250	7.7 years	$42.05	738,175	$39.34

	17,022,241	7.9 years	$21.49	4,679,421	$20.79

      We use the intrinsic value method of accounting for stock-based compensation. Had the fair value based method been used to account for such compensation, compensation costs would have reduced net income by $37.0 million, $28.8 million and $15.0 million or $0.19, $0.15 and $0.08 per share in 2001, 2000 and 1999, respectively. The weighted-average fair value of options granted during 2001, 2000 and 1999 was $4.35, $12.43 and $15.52, respectively. Fair value information for our stock options was estimated using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	2001	2000	1999

Dividend yield	2.5%	2.0%	1.0%

Expected stock price volatility	43.3%	38.4%	35.6%

Risk-free interest rate	4%	6%	5%

Expected option life	5 years	6 years	6 years

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.     Earnings Per Share

      Below is a reconciliation between basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999 (in thousands, except per share data):

	Year Ended December 31,

	2001			2000			1999

			Per			Per			Per
	Income	Shares	Share	Income	Shares	Share	Income	Shares	Share

Net income	$254,457			$445,363			$383,853

Less: preferred stock dividends	—			(1,933)			(12,506)

Basic earnings per share	254,457	192,231	$1.32	443,430	189,397	$2.34	371,347	172,319	$2.15

Effect of dilutive securities:

Stock options		1,250			1,428			3,508

Convertible preferred stock	—	—		1,933	2,110		12,506	10,629

Diluted earnings per share	$254,457	193,481	$1.32	$445,363	192,935	$2.31	$383,853	186,456	$2.06

Note 9.     Retirement Plans

      We maintain a defined contribution pension plan covering all of our full-time shoreside employees who have completed the minimum period of continuous service. Annual contributions to the plan are based on fixed percentages of participants’ salaries and years of service, not to exceed certain maximums. Pension cost was $8.3 million, $7.3 million and $7.2 million for the years 2001, 2000 and 1999, respectively.

      Effective January 1, 2000, we instituted a defined benefit pension plan to cover all of our shipboard employees not covered under another pension plan through their collective bargaining agreement. Benefits to eligible employees are accrued based on the employee’s years of service. Pension expense was approximately $3.2 million and $1.9 million in 2001 and 2000, respectively.

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

Note 11.     Financial Instruments

      The estimated fair values of our financial instruments are as follows (in thousands):

	2001	2000

Cash and Cash Equivalents	$727,178	$177,810

Long-Term Debt (including current portion of long-term debt)	(5,031,858)	(3,332,475)

Foreign Currency Forward Contracts (losses)	(99,110)	(5,624)

Interest Rate Swap Agreements in a net receivable position	35,668	24,583

Fuel Swap Agreements in a net (payable) receivable position	(7,799)	10,666

      The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of December 31, 2001 or 2000 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of our financial instruments, none of which are held for trading or speculative purposes:

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Cash and Cash Equivalents

      The carrying amounts of cash and cash equivalents approximate their fair values due to the short maturity of these instruments.

  Long-Term Debt

      The fair values of our Senior Notes, Senior Debentures, Liquid Yield Option™Notes and Zero Coupon Convertible Notes were estimated by obtaining quoted market prices. The fair values of all other debt were estimated using discounted cash flow analyses based on market rates available to us for similar debt with the same remaining maturities.

  Foreign Currency Contracts

      The fair values of our foreign currency forward contracts were estimated using current market prices for similar instruments. Our exposure to market risk for fluctuations in foreign currency exchange rates relates to our firm commitments on vessel construction contracts and forecasted transactions. We use foreign currency forward contracts to mitigate the impact of fluctuations in foreign currency exchange rates. As of December 31, 2001, we had foreign currency forward contracts in a notional amount of $1.1 billion maturing through 2003. Our foreign currency forward contracts related to firm commitments on vessels under construction had aggregate unrealized losses of approximately $99.3 million at December 31, 2001.

  Interest Rate Swap Agreements

      The fair values of our interest rate swap agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in interest rates relates to our long-term debt obligations. Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our variable rate debt is the potential increase in interest expense from an increase in interest rates. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. As of December 31, 2001, we had interest rate swap agreements in effect, which exchanged fixed interest rates for floating interest rates in a notional amount of $525.0 million, maturing in 2006 through 2011.

  Fuel Swap Agreements

      The fair values of our fuel swap agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in bunker fuel prices relates to the forecasted consumption of fuel on our vessels. We use fuel swap agreements to mitigate the impact of fluctuations in bunker fuel prices. As of December 31, 2001, we had fuel swap agreements to pay fixed prices for bunker fuel with an aggregate notional amount of $85.2 million, maturing through 2003.

      Our exposure under foreign currency contracts, interest rate and fuel swap agreements is limited to the cost of replacing the contracts in the event of non-performance by the counterparties to the contracts, all of which are currently our lending banks. To minimize this risk, we select counterparties with credit risks acceptable to us and we limit our exposure to any individual counterparty. Furthermore, all foreign currency forward contracts are denominated in primary currencies.

Note 12.     Commitments and Contingencies

  Capital Expenditures

      As of December 31, 2001, we have six ships on order. Three are Radiance-class vessels scheduled for delivery in the third quarter of 2002, fourth quarter of 2003 and second quarter of 2004. Two are Voyager-class

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

vessels with delivery scheduled in the first quarters of 2003 and 2004. One is a Millennium-class vessel scheduled for delivery in the second quarter of 2002. The aggregate contract price of the six ships, which excludes capitalized interest and other ancillary costs, is approximately $2.6 billion, of which we have deposited $316.5 million as of December 31, 2001. Additional deposits are due prior to the dates of delivery of $127.0 million in 2002 and $5.2 million in 2003. We anticipate that overall capital expenditures will be approximately $1.1 billion, $1.1 billion and $1.0 billion for 2002, 2003 and 2004, respectively. Two of the ships on order, with an aggregate capacity of 4,200 berths, are committed to the joint venture with P&O Princess. The aggregate contract price of these two ships, excluding capitalized interest and other ancillary costs, is approximately $0.8 billion and is included in our projected capital costs above.

      Pursuant to the joint venture agreement entered into in November 2001 with P&O Princess, we have committed up to $500.0 million in shareholder equity, with approximately $5.0 million contributed to date and the balance due and payable when called by the joint venture company. We have agreed to assign our ship-build contracts for Serenade of the Seas and Jewel of the Seas to the joint venture company. The aggregate contract price of these two ships, excluding capitalized interest and other ancillary costs, is approximately $0.8 billion, of which we have deposited $79.3 million as of December 31, 2001. Also, we have obtained commitments for export financing for up to 80% of the contract price of these two vessels. Any payments we have made under these contracts prior to assignment will be credited against our shareholder equity commitment. The joint venture shareholders intend that the joint venture company be financed through third-party indebtedness and each joint venture shareholder has committed to provide necessary credit support in the form of guarantees on a pro rata basis, subject to legal or regulatory restrictions. To the extent that third-party financing cannot be obtained, and if approved in accordance with the terms of the joint venture agreement, the joint venture shareholders will provide financing on a pro rata basis on identical terms. Subject to the terms of the joint venture agreement, the agreement can be terminated by either party if certain commercial benchmarks have not been achieved by January 1, 2003 or April 1, 2003.

      Under the joint venture agreement, if a change of control occurs with respect to a joint venture shareholder, the other shareholder has a right to acquire the interest of that shareholder at fair market value in exchange for preferred stock or a 15-year subordinated note (or a combination thereof) of the purchasing shareholder. Notwithstanding the foregoing, the joint venture shareholder subject to a change of control has the right, subject to certain conditions, to put its interest in the joint venture to the other joint venture shareholder at a discount to fair market value in exchange for preferred stock or a 20-year subordinated note (or a combination thereof) of the purchasing shareholder.

  Litigation

      In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under 46 U.S.C. Section 10313 of U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. We are not able at this time to estimate the impact of these proceedings on us; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on our results of operations.

      We are routinely involved in other claims typical within the cruise industry. The majority of these claims is covered by insurance. We believe the outcome of such other claims, net of expected insurance recoveries, is not expected to have a material adverse effect upon our financial condition or results of operations.

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Operating Leases

      We are obligated under noncancelable operating leases primarily for office and warehouse facilities, computer equipment and motor vehicles. As of December 31, 2001, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

Year

2002	$11,430

2003	11,251

2004	10,597

2005	7,606

2006	5,238

Thereafter	41,735

$87,857

      Total rent expense for all operating leases amounted to $9.8 million, $6.7 million and $5.1 million for the years 2001, 2000 and 1999, respectively.

  Other

      At December 31, 2001, we have future commitments to pay for our usage of certain port facilities, maintenance contracts and communication services as follows (in thousands):

Year

2002	$25,684

2003	26,200

2004	25,129

2005	20,130

2006	17,666

Thereafter	113,428

$228,237

Note 13.     Quarterly Data (unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter

	2001	2000	2001	2000	2001	2000	2001	2000

	(in thousands, except per share data)

Revenues	$726,878	$707,786	$821,674	$680,731	$940,721	$835,210	$655,977	$642,118

Operating Income	$90,084	$139,636	$135,275	$131,196	$211,257	$236,166	$18,989	$62,542

Net Income (Loss)	$52,497	$105,528	$81,713	$108,258	$159,212	$201,497	$(38,965)	$30,080

Earnings (Loss) Per Share:

Basic	$0.27	$0.57	$0.43	$0.57	$0.83	$1.05	$(0.20)	$0.16

Diluted	$0.27	$0.55	$0.42	$0.56	$0.82	$1.04	$(0.20)	$0.16

Dividends Declared Per Share	$0.13	$0.11	$0.13	$0.11	$0.13	$0.13	$0.13	$0.13

INDEX TO EXHIBITS

Exhibit		Description

1.1	—	Restated Articles of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, File No. 33-59304, filed with the Securities and Exchange Commission (the “Commission”); Exhibit 2.2 to the Company’s 1996 Annual Report on Form 20-F filed with the Commission; Document No. 1 in the Company’s Form 6-K filed with the Commission on October 14, 1999; Document No. 1 in the Company’s Form 6-K filed with the Commission on May 18, 1999; and Document No. 1 in the Company’s Form 6-K filed with the Commission on August 28, 2000).
1.2	—	Restated By-Laws of the Company (incorporated by reference to Document No. 2 to the Company’s Form 6-K filed with the Commission on May 18, 1999).
2.1	—	Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.4 to the Company’s 1994 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.2	—	First Supplemental Indenture dated as of July 28, 1994 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.5 to the Company’s 1994 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.3	—	Second Supplemental Indenture dated as of March 29, 1995 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.5 to the Company’s 1995 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.4	—	Third Supplemental Indenture dated as of September 18, 1995 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.6 to the Company’s 1995 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.5	—	Fourth Supplemental Indenture dated as of August 12, 1996 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Document No. 2 in the Company’s Form 6-K filed with the Commission on February 10, 1997).
2.6	—	Fifth Supplemental Indenture dated as of October 14, 1997 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.10 to the Company’s 1997 Annual Report on Form 20-F filed with the Commission).
2.7	—	Sixth Supplemental Indenture dated as of October 14, 1997 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.11 to the Company’s 1997 Annual Report on Form 20-F filed with the Commission).
2.8	—	Seventh Supplemental Indenture dated as of March 16, 1998 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.12 to the Company’s 1997 Annual Report on Form 20-F filed with the Commission).
2.9	—	Eighth Supplemental Indenture dated as of March 16, 1998 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.13 to the Company’s 1997 Annual Report on Form 20-F filed with the Commission).

Exhibit		Description

2.10	—	Ninth Supplemental Indenture dated as of February 2, 2001 to Indenture dated as of July 15, 1994 between the Company, as issuer, and the Bank of New York, as Trustee (incorporated by reference to Exhibit 2.10 to the Company’s 2000 Annual Report on Form 20-F filed with the Commission).
2.11	—	Tenth Supplemental Indenture dated as of February 2, 2001 to Indenture dated as of July 15, 1994 between the Company, as issuer, and the Bank of New York, as Trustee (incorporated by reference to Exhibit 2.11 to the Company’s 2000 Annual Report on Form 20-F filed with the Commission).
2.12	—	Eleventh Supplemental Indenture dated as of May 18, 2001 to Indenture dated as of July 15, 1994 between the Company, as issuer, and the Bank of New York, as Trustee.
2.13	—	Amended and Restated Credit Agreement dated as of June 28, 1996 among the Company and various financial institutions and The Bank of Nova Scotia as Administrative Agent and Amendment No. 1 thereto (incorporated by reference to Document No. 3 in the Company’s Form 6-K filed with the Commission on February 10, 1997 and Exhibit 1.1 to the Company’s 1997 Annual Report on Form 20-F filed with the Commission).
2.14	—	Credit Agreement dated as of December 16, 1999 between the Company and Kreditanstalt fur Wiederaufbau (“KfW”) (incorporated by reference to Exhibit 2.14 to the Company’s 1999 Annual Report on Form 20-F filed with the Commission).
2.15	—	Credit Agreement dated as of June 9, 2000 among the Company and various financial institutions and Bank of America, N.A. as Administrative Agent (incorporated by reference to Exhibit 2.14 to the Company’s 2000 Annual Report on Form 20-F filed with the Commission).
2.16	—	Credit Agreement dated as of December 20, 2000 among the Company and various financial institutions and KfW as Administrative Agent (incorporated by reference to Exhibit 2.15 to the Company’s 2000 Annual Report on Form 20-F filed with the Commission).
2.17	—	Credit Agreement dated as of May 18, 2001 among the Company and various financial institutions and Bank of America, N.A. as Administrative Agent.
2.18	—	Buyer Credit Agreement dated as of December 18, 2001 between Constellation Inc. and Credit Agricole Indosuez and Societe Generale (as Lead Managers and Lenders).
2.19	—	Buyer Credit Agreement dated as of March 31, 2001 between Summit Inc. and Credit Agricole Indosuez and Societe Generale (as Lead Managers and Lenders) and Addendum No. 1 thereto.
2.20	—	New Credit Agreement dated December 12, 1997 between Seabrook Maritime Inc. and KfW (incorporated by reference to Exhibit 2.13 to the Company’s 1997 Annual Report on Form 20-F filed with the Commission).
2.21	—	Loan Facility Agreement dated November 29, 1993 between Esker Marine Shipping Inc. and KfW, together with supplemental agreements thereto (incorporated by reference to Exhibit 2.16 to the Company’s 1997 Annual Report on Form 20-F filed with the Commission, Exhibit 1.8 to the Company’s 1998 Annual Report on Form 20-F filed with the Commission, and Exhibit 1.1 to the Company’s 1999 Annual Report on Form 20-F filed with the Commission).
2.22	—	Loan Facility Agreement dated November 29, 1993 between Blue Sapphire Marine Inc. and KfW, together with supplemental agreements thereto (incorporated by reference to Exhibit 2.17 to the Company’s 1997 Annual Report on Form 20-F filed with the Commission, Exhibit 1.9 to the Company’s 1998 Annual Report on Form 20-F filed with the Commission, and Exhibit 1.2 to the Company’s 1999 Annual Report on Form 20-F filed with the Commission).
4.1	—	Implementation Agreement, dated as of November 19, 2001 between Royal Caribbean Cruises Ltd. and P&O Princess Cruises plc (incorporated by reference to Document No. 2 in the Company’s Form 6-K filed with the Commission on December 27, 2001).

Exhibit		Description

4.2	—	Joint Venture Agreement, dated as of November 19, 2001, among Royal Caribbean Cruises Ltd., P&O Princess Cruises plc and Joex Limited (incorporated by reference to Document No. 7 in the Company’s Form 6-K filed with the Commission on December 27, 2001).
4.3	—	Amended and Restated Registration Rights Agreement dated as of July 30, 1997 among the Company, A. Wilhelmsen AS., Cruise Associates, Monument Capital Corporation, Archinav Holdings, Ltd. and Overseas Cruiseship, Inc. (incorporated by reference to Exhibit 2.20 to the Company’s 1997 Annual Report on Form 20-F filed with the Commission).
4.4	—	Lease Agreement dated March 3, 1993 between the Company and G.I.E. Cruise Vision One and Amendment Nos. 1, 2 and 3 thereto (incorporated by reference to Exhibit 2.9 to the Company’s 1994 Annual Report on Form 20-F filed with the Commission, File No. 1-11884; Exhibit 1.4 to the Company’s 1995 Annual Report on Form 20-F filed with the Commission, File No. 1-11884; and to Exhibit 1.3 to the Company’s 1998 Annual Report on Form 20-F filed with the Commission).
4.5	—	Lease Agreement dated March 3, 1993 between the Company and G.I.E. Cruise Vision Two and Amendment Nos. 1, 2, 3 and 4 thereto (incorporated by reference to Exhibit 2.11 to the Company’s 1995 Annual Report on Form 20-F filed with the Commission, File No. 1-11884; and to Exhibit 1.4 to the Company’s 1998 Annual Report on Form 20-F filed with the Commission).
4.6	—	Office Building Lease Agreement dated July 25, 1989 between Miami-Dade County and the Company, as amended (incorporated by reference to Exhibits 10.116 and 10.117 to the Company’s Registration Statement on Form F-1, File No. 33-46157, filed with the Commission).
4.7	—	Office Building Lease Agreement dated January 18, 1994 between Miami-Dade County and the Company (incorporated by reference to Exhibit 2.13 to the Company’s 1993 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
4.8	—	1990 Stock Option Plan of the Company, as amended (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, File No. 333-7290, filed with the Commission).
4.9	—	1995 Incentive Stock Option Plan of the Company, as amended (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, File No. 333-84980, filed with the Commission).
4.10	—	2000 Stock Option Plan of the Company, as amended (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, File No. 333-84982, filed with the Commission).
8.1	—	List of Subsidiaries.
10.1	—	Consent of PricewaterhouseCoopers LLP, independent certified public accountants.