Form 20-F
period 2002-12-31
ROYAL CARIBBEAN CRUISES LTD
filed 2003-03-24
CIK 884887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-11884

ROYAL CARIBBEAN CRUISES LTD.

(Exact name of Registrant as specified in its charter)

Republic of Liberia
(Jurisdiction of incorporation or organization)

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Stock, par value $.01 per share Liquid Yield Option™ Notes due February 2, 2021 Zero Coupon Convertible Notes due May 18, 2021	New York Stock Exchange New York Stock Exchange New York Stock Exchange

     Securities registered or to be registered pursuant to Section 12(g) of the Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2002, the Registrant had outstanding 192,982,513 shares of common stock, par value $.01 per share.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]        No[  ]

     Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [  ]         Item 18 [X]

ROYAL CARIBBEAN CRUISES LTD.

PART I

     As used in this Annual Report on Form 20-F, the terms “Royal Caribbean,” “the Company,” “we,” “our” and “us” refer to Royal Caribbean Cruises Ltd., the term “Celebrity” refers to Celebrity Cruise Lines Inc. and the terms “Royal Caribbean International” and “Celebrity Cruises” refer to our two cruise brands. In accordance with cruise industry practice, the term “berths” represents double occupancy capacity per cabin even though many cabins can accommodate three or more guests.

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Selected Financial Data

     The following selected financial data are for each of the fiscal years in the period 1998 through 2002 and as of the end of each such fiscal year. The financial information presented for fiscal years 2002, 2001, and 2000 and as of the end of fiscal years 2002 and 2001 is derived from our financial statements and should be read together with such financial statements and the related notes included elsewhere herein.

	Year Ended December 31,

	2002	2001	2000	1999	1998

	(in thousands, except per share data)
Operating Data:
Revenues	$3,434,347	$3,145,250	$2,865,846	$2,546,152	$2,636,291
Operating income	550,975	455,605	569,540	480,174	488,735
Net income	351,284	254,457	445,363	383,853	330,770
Per Share Data — Diluted:
Operating income	$2.81	$2.35	$2.95	$2.58	$2.70
Net income	$1.79	$1.32	$2.31	$2.06	$1.83
Weighted-average shares and potentially dilutive shares	195,731	193,481	192,935	186,456	181,165
Dividends declared per common share	$0.52	$0.52	$0.48	$0.40	$0.34
Balance Sheet Data:
Total assets	$10,538,531	$10,368,782	$7,828,465	$6,380,511	$5,686,076
Total debt, including capital leases	5,444,838	5,646,112	3,410,096	2,342,177	2,469,082
Common stock	1,930	1,923	1,921	1,812	1,690
Total shareholders’ equity	4,034,694	3,756,584	3,615,915	3,261,156	2,454,758

Risk Factors

     The Risk Factors set forth below and elsewhere in this Annual Report on Form 20-F are important factors, among others, that could cause actual results to differ from expected or historic results. It is not possible to predict or identify all such factors. Consequently, this list should not be considered a complete statement of all potential risks or uncertainties. See Item 5. “Operating and Financial Review and Prospects,” for a note regarding forward-looking statements.

     We may lose business to competitors throughout the vacation market

     We operate in the vacation market and cruising is one of many alternatives for people choosing a vacation. We therefore risk losing business not only to other cruise lines, but also to other vacation operators which provide other leisure options including hotels, resorts and package holidays and tours.

     We face significant competition from other cruise lines, both on the basis of cruise pricing and also in terms of the nature of ships and services we offer to cruise passengers. Our principal competitors within the cruise vacation industry include Carnival Corporation, which owns, among others, Carnival Cruise Lines, Holland America Line, Cunard Line and Costa Cruises; P&O Princess Cruises plc, (“P&O Princess”) which owns, among others, Princess Cruises, P&O Cruises, Swan Hellenic and AIDA; Star Cruises, which owns Star Cruises, Norwegian Cruise Line and Orient Line; and others.

     On January 8, 2003, Carnival Corporation and P&O Princess announced that they had entered into an agreement to combine the two companies, subject to, among other things, shareholder approval. The combined companies would have a wide portfolio of cruise brands and could have stronger financial flexibility and greater access to capital markets than each currently has on an uncombined basis. The combined companies may also have better access to the travel agency distribution network and to berthing facilities in various ports throughout the world. These factors may make it more difficult for us to compete effectively within the cruise vacation market.

     In the event that we do not compete effectively with other vacation alternatives and cruise companies, our market share could decrease and our results of operations and financial condition could be adversely affected.

     Overcapacity within the cruise vacation industry, a reduction in demand or geo-political and economic uncertainties could have a negative impact on net revenue per available passenger cruise day (“net revenue yields”), result in impairment of ship assets and may adversely affect profitability

     Cruising capacity has grown in recent years and we expect it to continue to increase as all of the major cruise vacation companies are expected to introduce new ships. In order to utilize new capacity, the cruise vacation industry will need to improve its position in the overall vacation market. Failure of the cruise vacation industry to do so could have a negative impact on net revenue yields. Net revenue represents gross revenue less costs of air transportation, travel agent commissions and other direct costs of sales. Should net revenue yields be negatively impacted, we could experience an adverse effect on our results of operations and financial condition, including ship asset impairments.

     Demand for cruises and other vacation products has been and is expected to continue to be affected by the public’s attitude towards the safety of travel and the geo-political climate. In the future, demand for cruises is also likely to be increasingly dependent on the underlying economic strength of the countries in which cruise companies market their products. Economic or political changes, including those that reduce disposable income in the countries in which we market our products, may affect demand for vacations, including cruise vacations, and may lead to price discounting which, in turn, may reduce the profitability of our business.

     Furthermore, events such as terrorist attacks, war and other hostilities and the resulting political instability and concerns over safety and security aspects of traveling have had and could have in the future a significant adverse impact on demand and pricing in the travel and vacation industry. In addition, events such as terrorist attacks, war and other hostilities and the resulting security measures and concerns could impact our ability to source qualified crew from throughout the world, at competitive costs and, therefore, increase our shipboard employee costs.

     Incidents at sea or adverse publicity concerning the cruise industry could affect our reputation and harm our future sales and profitability

     The operation of cruise ships involves the risk of accidents, illnesses and other incidents at sea which may bring into question passenger safety, health, security and vacation satisfaction and thereby adversely affect future industry performance. While we make passenger safety our foremost priority in the design and operation of our ships, incidents involving passenger cruise ships could adversely affect future sales and profitability. In addition, adverse media publicity concerning the cruise industry in general could impact demand and consequently have an adverse impact on our profitability.

     Environmental and health and safety legislation could affect operations and increase operating costs

     Some environmental groups have lobbied for more stringent regulation of cruise ships. Some groups have also generated negative publicity about the cruise industry and its environmental impact. Stricter environmental and health and safety regulations could affect our operations and increase the cost of compliance and adversely affect the cruise industry. It cannot be assured that our costs of complying with current and future environmental, health and safety laws, or liabilities arising from past or future releases of, or exposure to, hazardous substances or to ship discharges, will not materially adversely affect our business, results of operations or financial condition.

     We may not be able to obtain financing on terms that are favorable or consistent with our expectations

     To fund our capital expenditures and scheduled debt payments, we rely on a combination of cash flows provided by operations, drawdowns under our available credit facilities, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. Our $1.0 billion revolving credit facility expires in June 2003. Any amounts outstanding at that time will be payable immediately if the facility is not replaced. We intend to replace this facility prior to its expiration date, although such replacement may be at an amount less than $1.0 billion. Our credit ratings impact our ability to obtain financing in financial markets and the terms of the financing. Any future lowering of our credit ratings may have adverse consequences on our ability to access the financial markets or on our cost of financings. In addition, interest rates and our ability to obtain financing are dependent on many economic and political factors beyond our control. Accordingly, we can not be sure that our cash flows from operations and additional financings will be available in accordance with our expectations.

     Conducting business internationally may result in increased costs

     We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks. Examples include currency fluctuations, interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings. Additional risks include political risks and risk of increases in duties and taxes as well as changes in laws and policies affecting cruising, vacation or maritime businesses or the governing operations of foreign-based companies. If we are unable to address these risks adequately, our results of operations and financial condition could be adversely affected.

     Ship construction delays or faults may result in cancellation of cruises and unscheduled drydocks and repairs

     We depend on the shipyards to construct and deliver our cruise ships on a timely basis and in good working order. The inherent nature of building a ship involves risks similar to those encountered in other sophisticated projects. Delays or faults in ship construction have in the past and may continue in the future to result in delays or cancellation of cruises or necessitate unscheduled drydocks and repairs of the ship. Shipyard insolvency and other industrial actions could also delay or indefinitely postpone the timely delivery of new ships. We have experienced mechanical problems with the pod propulsion units on Millennium-class ships and there can be no assurance that we will not experience such problems in the future. These events together with any related adverse publicity could, to the extent they are not covered by contractual provisions or insurances, adversely affect our financial results.

     Our operating costs could increase due to market forces and economic or political instability beyond our control

     Some of our operating costs, including fuel, insurance and security costs, are subject to increases due to market forces and economic or political instability beyond our control. Increases in these operating costs could adversely affect our profitability.

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

     A change in our tax status under the United States Internal Revenue Code may have adverse effects on our income

     We and our wholly owned subsidiary, Celebrity Cruises Inc., the operator of Celebrity Cruises, are foreign corporations engaged in a trade or business in the United States and our ship-owning subsidiaries are foreign corporations that, in many cases, depending upon the itineraries of their ships, receive income from sources within the United States. Drinker, Biddle & Reath LLP, our United States tax counsel, has delivered to us an opinion to the effect that, pursuant to Section 883 of the Internal Revenue Code, our income, the income of Celebrity Cruises Inc. and the ship-owning subsidiaries, in each case derived from or incidental to the international operation of a ship or ships, is exempt from United States income tax. We believe that substantially all of our income, the income of Celebrity Cruises Inc. and our ship-owning subsidiaries is derived from or incidental to the international operation of a ship or ships within the meaning of Section 883 of the Internal Revenue Code.

     Our tax counsel is of the opinion based on certain representations and assumptions that we, Celebrity Cruises Inc., and our ship-owning subsidiaries currently qualify for the Section 883 exemption because each of them is incorporated in a qualifying jurisdiction and our stock is primarily and regularly traded on an established securities market in the United States or Norway. To date, however, no final Treasury regulations or other definitive interpretations of the relevant portions of Section 883 have been promulgated, although regulations have been proposed and reissued in revised form in August 2002. As noted in our tax counsel’s opinion, such final regulations or official interpretations could differ materially from our tax counsel’s interpretation of this Internal Revenue Code provision and, even in the absence of such final regulations or official interpretations, the Internal Revenue Service might successfully challenge such interpretation. In addition, the provisions of Section 883 are subject to change at any time by legislation. Moreover, changes could occur in the future with respect to the identity, residence, or holdings of our direct or indirect shareholders that could affect our and our subsidiaries’ eligibility for the Section 883 exemption. Accordingly, there can be no assurance that we, Celebrity Cruises Inc., and our ship-owning subsidiaries are, and will in the future be, exempt from United States income tax on United States source shipping income.

     If we, Celebrity Cruises Inc., and our ship-owning subsidiaries were not entitled to the benefit of Section 883 of the Internal Revenue Code, each would be subject to United States taxation on a portion of its income. See Taxation of the Company within Item 4. for a discussion of the taxation of us, Celebrity Cruises Inc., and our ship-owning subsidiaries in the absence of an exemption under Section 883 of the Internal Revenue Code.

     We are controlled by principal shareholders that have the power to determine our policies, management and actions requiring shareholder approval

     As of February 21, 2003, A. Wilhelmsen AS., a Norwegian corporation indirectly owned by members of the Wilhelmsen family of Norway, owned approximately 24.0% of our common stock and Cruise Associates, a Bahamian general partnership indirectly owned by various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family, owned approximately 25.0% of our common stock. A. Wilhelmsen AS. and Cruise Associates have the power to determine, among other things:

•	our policies and the policies of our subsidiaries,

•	the persons who will be our directors and officers and the directors and officers of our subsidiaries and

•	actions requiring shareholder approval.

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

     The holders of our common stock may experience dilution in the value of their equity interest as a result of the issuance and sale of additional shares of our common stock

     A substantial number of shares of our common stock were either issued by us in private transactions not involving a public offering and are therefore treated as “restricted securities” for purposes of Rule 144 under the Securities Act of 1933 (the “Securities Act”) or are held by our affiliates and, therefore, treated as “restricted securities”. These shares include the 46,409,330 shares of our common stock held by A. Wilhelmsen AS. and the 48,281,900 held by Cruise Associates. No predictions can be made as to the effect, if any, that market sales of such shares, or the availability of such shares for future market sales, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon exercise of stock options), or the perceptions that such sales could occur, could materially adversely affect the prevailing market price for our common stock and could impair our future ability to raise capital through an offering of equity securities. Each of A. Wilhelmsen AS. and Cruise Associates has the right, pursuant to a registration rights agreement, to require us, subject to certain qualifications, to effect the registration under the Securities Act of all or a specified minimum number of their shares of common stock. Monument Capital Corporation, a Liberian corporation (holder, as nominee, of 1,071,412 shares of common stock), and Archinav Holdings, Ltd. (holder of 7,597,242 shares of common stock) are also parties to the registration rights agreement. See “Share Ownership” under Item 6. and “Major Shareholders and Related Party Transactions” under Item 7.

     We are not a United States corporation and our shareholders may be subject to the uncertainties of a foreign legal system in protecting their interests

     Our corporate affairs are governed by our Restated Articles of Incorporation and By-Laws and by the Business Corporation Act of Liberia. The provisions of the Business Corporation Act of Liberia resemble provisions of the corporation laws of a number of states in the United States. However, while most states have a fairly well developed body of case law interpreting their respective corporate statutes, there are very few judicial cases in Liberia interpreting the Business Corporation Act of Liberia. For example, the rights and fiduciary responsibilities of directors under Liberian law are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Thus, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

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

     We are the world’s second largest cruise company with 25 cruise ships with 53,042 berths.

     See the Business Overview section and Item 5. Operating and Financial Review and Prospects for more information regarding our history and development, significant capital expenditures, ships under construction and methods of financing.

Business Overview

     General

     We operate two brands, Royal Caribbean International and Celebrity Cruises, which was acquired in July 1997. Our brands offer a wide array of shipboard activities, services and amenities, including swimming pools, sun decks, beauty salons, exercise and spa facilities, ice skating rinks, rock climbing walls, gaming facilities, lounges, bars, Las Vegas-style entertainment, retail shopping and cinemas. Our ships operate on a selection of worldwide itineraries that call on approximately 200 destinations. We compete principally on the basis of quality of ships, quality of service, variety of itineraries and price.

     The Royal Caribbean International Brand

     Royal Caribbean International serves the volume cruise vacation sector which we categorize as the contemporary and premium segments. The contemporary segment is served by cruises that are generally seven days or shorter and feature a casual ambiance. The premium segment is served by cruises that are generally seven to 14 days and appeal to the more experienced cruiser who is usually more affluent. The brand operates 16 cruise ships with 36,688 berths, offering various cruise itineraries that range from three to 17 nights and call on destinations throughout the world.

     Royal Caribbean International’s strategy is to attract an array of vacationing consumers in the contemporary segment by providing a wide variety of itineraries and cruise lengths with multiple options for onboard dining, entertainment and other onboard activities. Additionally, Royal Caribbean International offers a variety of shore excursions at each port of call. We believe that the variety and quality of Royal Caribbean International’s product offering represent excellent value to consumers, especially to couples and families traveling with children. Because of the brand’s extensive product offerings, we believe Royal Caribbean International is well positioned to attract new consumers to the cruise industry and to continue to bring past guests back for their next vacation. While the brand is positioned at the upper end of the contemporary segment, we believe that Royal Caribbean International’s quality enables it to attract consumers from the premium segment as well, thereby achieving one of the broadest market coverages of any of the major brands in the cruise industry.

     The Celebrity Cruises Brand

     Celebrity Cruises primarily serves the premium segment. Celebrity Cruises operates nine cruise ships with 16,354 berths and offers various cruise itineraries that range from six to 17 nights.

     Celebrity Cruises’ strategy is to attract consumers who want an enhanced cruise vacation in terms of modern ships, gourmet dining and service, extensive and luxurious spa facilities, large staterooms and a high staff-to-guest ratio. These are hallmarks of the premium cruise vacation segment, which is Celebrity Cruises’ primary target. Celebrity Cruises also attracts experienced cruisers from the contemporary and luxury cruise categories. Celebrity Cruises has expanded its fleet to provide an increased variety of itineraries and cruise lengths and has a higher proportion of its fleet deployment in seasonal markets (i.e. Alaska, Bermuda, Europe and South America) than the Royal Caribbean International brand.

     Termination of Proposed Combination with P&O Princess

     In October 2002, our proposed combination with P&O Princess was terminated prior to its consummation and P&O Princess paid us a break fee of $62.5 million. We incurred approximately $29.5 million of merger-related costs. We also agreed to terminate, effective January 1, 2003, our joint venture with P&O Princess to create and operate a cruise line to target customers in southern Europe. The venture was terminated before it commenced business operations.

Industry

     Since 1970, cruising has been one of the fastest growing sectors of the vacation market, as the number of North American guests has grown to an estimated 7.6 million in 2002 from 0.5 million in 1970, a compound annual growth rate of approximately 9%. We have sought to capitalize on the increasing popularity of cruises through an extensive fleet expansion program.

     According to our estimates, the North American market was served by an estimated 102 cruise ships with approximately 110,500 berths at the end of 1997. We estimate that this capacity has increased to approximately 173,500 berths on 117 ships by the end of 2002. The increase in capacity over the last five years is net of approximately 36 ships with approximately 27,500 berths that have either been retired or moved out of the North American market. There are a number of cruise ships on order with an estimated 54,900 berths which will be placed in service between 2003 and 2006. Although we cannot predict the rate at which future retirements will occur, we believe ship retirements will continue due to competitive pressures and the age of the ships.

     The following table details the growth in the North American cruise market of both guests and weighted-average berths over the past five years:

		Weighted
	North	Average
	American	Supply of Berths
	Cruise	Marketed in
Year	Guests(1)	North America(2)

1998	5,428,000	118,747
1999	5,894,000	130,152
2000	6,886,000	144,499
2001	6,906,000	151,690
2002	7,640,000	163,187

(1)	Source: Cruise Lines International Association based on guests carried for at least two consecutive nights.
(2)	Source: Our estimates.

     Cruise lines compete for consumers’ disposable leisure time spending with other vacation alternatives such as land-based resort hotels and sightseeing destinations, and demand for such activities is influenced by general economic conditions. We believe that cruise guests currently represent only a small share of the vacation market and that a significant portion of cruise guests carried are “first-time cruisers.”

     Our ships operate worldwide and have itineraries that call on destinations in Alaska, Australia/New Zealand, the Bahamas, Bermuda, California, Canada, the Caribbean, Europe, Hawaii, Mexico, New England, the Panama Canal, Scandinavia and South America. Competition for cruise guests seeking these itineraries is vigorous. We compete with a number of cruise lines; however, our principal competitors are Carnival Cruise Lines, Holland America Line, Norwegian Cruise Line and Princess Cruises. We compete principally on the basis of quality of ships, quality of service, variety of itineraries and price.

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

     Brand Awareness

     Our strategy continues to broaden the recognition of both the Royal Caribbean International brand and the Celebrity Cruises brand in the cruise vacation sector. Each brand has a distinct identity and marketing focus but utilizes shared infrastructure resources.

     We have positioned the Royal Caribbean International brand in the contemporary and premium segments of the cruise vacation sector. As such, Royal Caribbean International focuses on providing multiple choices to its guests through a variety of itineraries, accommodations, dining options, ship activities and shore excursions. Hallmarks of the brand include friendly and engaging service, modern ships, family programs, entertainment, health and fitness and energizing onboard and shore side activities designed for guests of all ages. In December 2002, Recommend Magazine recognized Royal Caribbean International for having the Best Large Ship, onboard entertainment and food in its “Sixth Annual Readers’ Choice Awards,” which surveyed more than 1,000 travel agents.

     We have positioned the Celebrity Cruises brand in the premium segment of the cruise vacation sector. The brand places emphasis on its gourmet dining, impeccable service, large staterooms, a high staff-to-guest ratio and luxurious spa facilities. Celebrity Cruises was rated number one among Condé Nast Traveler’s “World’s Greatest Ships” review in January 2003, in which five of the top 10 ships within the “large ship” category were Celebrity ships.

     Fleet Expansion

     Currently, our combined fleet has an average age of approximately five years, which we believe is one of the youngest of any major cruise company. Based on the ships currently on order, by December 31, 2004, our year-end capacity is expected to increase to 60,308 berths.

     We have increased our average ship size and number of available berths, which has enabled us to achieve certain economies of scale. Larger ships allow us to transport more guests than smaller ships without a corresponding increase in certain operating expenses. This increase in fleet size also provides a larger revenue base to absorb our marketing, selling and administrative expenses.

     Royal Caribbean International. Founded in 1968, Royal Caribbean International was the first cruise line to design ships especially for warm water year-round cruising. Royal Caribbean International operated a modern fleet in the 1970s and early 1980s, establishing a reputation for high quality. Between 1988 and 1992, the brand tripled its capacity by embarking on its first major capital expansion program.

     Royal Caribbean International committed to its second capital expansion program with orders for six Vision-class ships, ranging in size from 1,804 to 2,000 berths, for delivery from 1995 through 1998. During this same period, Royal Caribbean International sold four of its original ships because these ships were older in age and design and no longer consistent with its image and marketing strategy.

     Royal Caribbean International is currently engaged in its third capital expansion program. It placed four Voyager-class ships, Voyager of the Seas, Explorer of the Seas, Adventure of the Seas, and Navigator of the Seas in service from 1999 through 2002. Royal Caribbean International has one additional Voyager-class ship on order. These Voyager-class ships are the largest cruise ships currently in existence and we believe they are the most innovative passenger cruise ships ever built. Each ship is approximately 140,000 gross tons with 3,114 berths. This new class of ships is designed to provide more diverse vacation options for families and for those seeking active sports and entertainment alternatives during their vacation experience. Each Voyager-class ship has a variety of unique features: the cruise industry’s first horizontal atrium (which is four decks tall, longer than a football field and provides entertainment, shopping and dining experiences), recreational activities such as ice skating, rock climbing, miniature golf and full court basketball, enhanced staterooms, expanded dining options and a variety of intimate spaces.

     Also in connection with the third capital expansion program, Royal Caribbean International introduced two Radiance-class ships, Radiance of the Seas and Brilliance of the Seas in 2001 and 2002, respectively. Royal Caribbean International has two additional Radiance-class ships on order and options to purchase two more ships. The Radiance-class ships (approximately 90,000 gross tons each) are a progression from the brand’s Vision-class series and have approximately 2,076 berths each. The Radiance-class ships incorporate many of the dining and entertainment options of the Voyager-class ships, as well as offer a wide array of unique features. These features include panoramic glass elevators facing outward to the sea, floor to ceiling glass windows offering spectacular sea views, and a billiards club.

     Celebrity Cruises. Celebrity Cruises was founded in 1990 and operated three ships between 1992 and 1995. Between 1995 and 1997, Celebrity Cruises undertook its first capital expansion program, adding three Century-class ships which range in size from 1,750 to 1,870 berths and disposing of one of its original three ships. Celebrity Cruises recently completed its second capital expansion program and took delivery of Millennium, Infinity, Summit and Constellation, the new Millennium-class series, from 2000 through 2002. Each Millennium-class ship has 2,034 berths and is approximately 90,000 gross tons.

     The Millennium-class ships have elevated the Celebrity brand’s position in the premium segment of the marketplace. This new class of ships, which are a progression from the Century-class ships, builds on the brand’s primary strengths, including gourmet dining, luxurious spa facilities, impeccable service and spacious staterooms and suites complete with balconies. On the Millennium-class ships, an entire resort deck is dedicated to health, fitness and the rejuvenating powers of water. Celebrity Cruises’ spas are among the most luxurious facilities afloat and offer a variety of features, including a large hydropool with neck massage and body jets. Guests can relax in Notes, the music library, or stop by the champagne or martini bar for drinks and caviar.

     Product Innovation

     We recognize the need for new and innovative onboard products and experiences for our guests, which we develop based on guest feedback, crew suggestions, market research and competitive product reviews. Accordingly, we continue to invest in design innovations on new ships and additional product offerings on our existing fleet. Expanded dining options, recreational activities such as rock climbing, ice skating and the latest technology such as our Internet Café and interactive television, are among the services currently offered.

     In 2001, we began the operation of Royal Celebrity Tours, a tour company offering fully-escorted, premium land tour programs in Alaska for guests traveling on our ships. We offer deluxe motorcoach and rail packages with glass-domed railcars that are among the largest in the world. In 2002, we doubled our Alaska tour capacity and in an effort to further increase our tour presence in North America, we launched a Canadian Rockies tour program. In addition, we launched a European tour program for the 2003 season.

     Worldwide Itineraries

     Our ships operate worldwide with a selection of itineraries that call on approximately 200 ports. New ships allow us to expand into new destinations, itineraries and markets. Both Royal Caribbean International and Celebrity Cruises have added new itineraries departing from major United States drive markets, with Royal Caribbean International expanding into Tampa, New Orleans, Galveston and Port Canaveral and Celebrity Cruises expanding into San Francisco, San Diego, Baltimore and Charleston. Both brands also have expanded their mix of itineraries in Alaska and Europe and are now also offering a wide variety of cruise tours from these destinations in order to provide vacationers with a much broader range of product options.

     In an effort to secure satisfactory berthing facilities for our ships, and to provide new or enhanced cruise destinations for our passengers, we assist from time to time in the development or enhancement of certain port facilities and infrastructure located in strategically important ports of call. Generally, we collaborate with local private or governmental entities by providing management and financial assistance. In exchange for our involvement, we generally secure preferential berthing rights for our ships.

     International Guests

     International guests have grown from approximately 7% of total guests in 1991 to approximately 16% of total guests in 2002. One of our strategies is to use fleet deployment and expanded itineraries to increase our guest sourcing outside North America. We carry out our international sales effort through our sales offices located in London, Frankfurt, Oslo and Genoa, and a network of 41 independent international representatives located throughout the world. We also are able to accept bookings in various currencies. See Note 2 of the Notes to the Consolidated Financial Statements for additional information on revenues by geographic area for each of the last three financial years.

     In connection with our international strategy, in July 2000 we entered into a multi-faceted strategic alliance with First Choice Holidays PLC, one of the United Kingdom’s largest integrated tour operators. First Choice Holidays PLC now provides both brands with a significantly larger distribution base in the United Kingdom and access to First Choice Holidays PLC’s significant retail outlets, operated under several well-known brand names, as well as use of its new distribution technology, including its unique interactive digital sales technology and online e-retail outlets. We have provided First Choice Holidays PLC with special training and promotional material geared at increasing distribution of both brands. This marketing alliance was solidified by our investment in 2000 of approximately $300 million in convertible preferred stock issued by First Choice Holidays PLC. If fully converted, our holding would represent approximately a 17% interest in First Choice Holidays PLC.

     Separately, we entered into a joint venture with First Choice Holidays PLC to launch a new cruise brand, Island Cruises. Viking Serenade, a 1,512-passenger ship which operated under the Royal Caribbean International brand until February 14, 2002, is the first ship operated by Island Cruises. As part of the transaction, Viking Serenade was renamed Island Escape and it offers itineraries designed to attract international guests.

     Revenue Management

     We believe we have the most advanced revenue management capabilities in the industry, which enable us to make more advantageous decisions about pricing, inventory and marketing actions. We are continuously working to refine these systems and tools through increased forecasting capabilities, ongoing improvements to our understanding of price/demand relationships, and greater automation of the decision process.

     Technological Development

     We continue to invest in information technology to support our corporate infrastructure and guest and travel trade relations. Both Royal Caribbean International and Celebrity Cruises have extensive websites that are world-class marketing portals with consumer booking engines, providing access to millions of Internet users throughout the world. We have streamlined our documentation process by providing cruise-only passengers electronic documents accessible online. We also offer guests the ability to complete their embarkation forms online prior to the embarkation date and have automated our pierside embarkation process. To further enhance our customer service, we have provided online access so guests can book shore excursions via our websites. Other innovations include royalcaribbean onlineSM and online@celebritycruisesSM, which allow guests access to the Internet while onboard our ships. We also have installed interactive televisions in guests’ staterooms on most ships, enabling guests to shop for shore excursions, select a dinner wine and monitor their onboard accounts. For the trade, we have cruisingpower.com, a website dedicated to Internet communications with the travel community, which enables fast access to online tools. These online tools include CruiseMatch® 2000 Online, an Internet browser-based booking system, CruisePaySM, an online payment service, and Cruise WriterSM, which provides the capability to customize brochures and flyers. We have also launched CruiseManager, an independent browser-based booking tool for travel agents.

     Travel Agency Support

     Independent travel agencies generate the majority of the bookings for our ships and we are committed to further developing and strengthening this very important distribution channel. Royal Caribbean International and Celebrity Cruises continue to have one of the largest sales forces in the industry which is focused on assisting travel agencies in growing and developing their business. For our key accounts, we have moved from a single-branded sales force representing both Royal Caribbean International and Celebrity Cruises to separate “brand champions” dedicated to each brand. We were the first cruise company to develop an automated booking system for the trade, CruiseMatch® 2000. This automated reservations system allows travel agents direct access to our computer reservation system to improve ease of bookings. More than 30,000 independent travel agencies worldwide can book cruises for both brands using CruiseMatch® 2000. We have customer service representatives that are trained to assist travel agents in providing a higher guest service level. We operate two reservation call centers, one in Miami, Florida and the other in Wichita, Kansas, thereby offering flexibility and extended hours of operations.

Sales, Marketing and Guest Services

     Royal Caribbean International has a comprehensive marketing program which positions the brand as providing high quality, excellent value cruise vacations. Royal Caribbean International’s marketing strategies focus on active adults and families who are vacation enthusiasts interested in exploring new destinations, seeking new experiences and having a real “lust for life.” As a member of our Crown & Anchor Society, frequent cruisers can enjoy a host of new and exciting benefits.

     Celebrity Cruises has revamped and transformed its brand image with a series of cutting-edge, fully integrated consumer campaigns designed to build awareness and bookings. Marketing strategies deliver the brand message to experienced travelers who appreciate quality and value. Past guest relationship programs have been enhanced to reward the most loyal Celebrity Cruises’ passengers by offering special services and amenities.

     We offer to handle virtually all travel aspects related to guest reservations and transportation, including arranging guest air transportation. Our air/sea program offers guests the choice of our standard air or custom air. Our standard air program allows our guests to benefit from comprehensive relationships that we maintain with many of the major airlines ranging from fare negotiation and space handling to baggage transfer. Custom air service enables a guest to customize their flight arrangements, including selection of airline, specific flights and class of service.

Operations

     Cruise Ships and Itineraries

     We operate 25 ships, under two brands, on a selection of worldwide itineraries ranging from three to 17 nights that call on approximately 200 destinations. The following table represents summary information concerning our ships and their areas of operation based on 2003 itineraries (subject to change):

	Year Ship
Ship	Entered Service	Berths	Primary Areas of Operation

Royal Caribbean International
Mariner of the Seas (1)	2003	3,114	Eastern/Western Caribbean
Serenade of the Seas (1)	2003	2,076	Canada/New England, Southern Caribbean
Navigator of the Seas	2002	3,114	Eastern/Western Caribbean
Brilliance of the Seas	2002	2,076	Caribbean, Europe
Adventure of the Seas	2001	3,114	Southern Caribbean
Radiance of the Seas	2001	2,064	Eastern/Western/Southern Caribbean, Hawaii, Alaska, Panama Canal
Explorer of the Seas	2000	3,114	Eastern/Western Caribbean
Voyager of the Seas	1999	3,114	Western Caribbean
Vision of the Seas	1998	2,000	Hawaii, Alaska, Mexican Riviera
Enchantment of the Seas	1997	1,950	Eastern/Western Caribbean
Rhapsody of the Seas	1997	2,000	Western Caribbean
Grandeur of the Seas	1996	1,950	Western Caribbean, Panama Canal, Canada/New England, Europe
Splendour of the Seas	1996	1,804	Caribbean, Panama Canal, Europe
Legend of the Seas	1995	1,804	Hawaii, Alaska, Panama Canal, Australia/New Zealand
Majesty of the Seas	1992	2,354	Bahamas
Monarch of the Seas	1991	2,354	Western Caribbean, Baja Mexico
Nordic Empress	1990	1,600	Western Caribbean, Bermuda
Sovereign of the Seas	1988	2,276	Bahamas
Celebrity Cruises
Constellation	2002	2,034	Southern Caribbean, Europe
Summit	2001	2,034	Caribbean, Alaska, Panama Canal
Infinity	2001	2,034	Hawaii, Alaska, Panama Canal
Millennium	2000	2,034	Eastern Caribbean, Europe
Mercury	1997	1,870	Western Caribbean, Alaska, Coastal California/Mexican Riviera
Galaxy	1996	1,870	Caribbean, Canada/New England
Century	1995	1,750	Eastern/Western Caribbean
Zenith	1992	1,374	Western Caribbean, Southern Caribbean, South America, Bermuda
Horizon	1990	1,354	Eastern/Western Caribbean, Panama Canal, Bermuda

(1)	Ship is scheduled for delivery in 2003, but is not yet in service.

     Currently, the combined fleets of Royal Caribbean International and Celebrity Cruises have an average age of approximately five years, which we believe is among the youngest of the major cruise companies.

     We have three ships on order for the Royal Caribbean International brand. The planned berths and expected delivery dates of the ships on order are as follows:

	Expected
Ship	Delivery Date	Berths

Voyager class:
Mariner of the Seas	4th Quarter 2003	3,114
Radiance class:(1)
Serenade of the Seas	3rd Quarter 2003	2,076
Jewel of the Seas	2nd Quarter 2004	2,076

(1)	We have options on two Radiance-class ships with delivery dates in the fourth quarters of 2005 and 2006.

     The Voyager-class ship is being built in Turku, Finland by Kvaerner-Masa Yards, and the Radiance-class ships are being built in Papenburg, Germany by Meyer Werft.

     Shipboard Activities and Shipboard Revenues

     Both brands offer modern fleets with a wide array of shipboard activities, services and amenities including swimming pools, sun decks, spa facilities (which include massage and exercise facilities), beauty salons, ice skating rinks, rock climbing walls, gaming facilities, lounges, bars, Las Vegas-style entertainment, retail shopping, libraries, cinemas, conference centers, and shore excursions at each port of call. While many shipboard activities are included in the base price of a cruise, additional revenues are realized from, among other things, gaming, the sale of alcoholic and other beverages, gift shop items, shore excursions, photography and spa services. In addition, both Royal Caribbean International and Celebrity Cruises offer a catalogue gift service to provide travel agents and others with the opportunity to purchase “bon voyage” gifts.

     Seasonality

     Our revenues are seasonal based on the demand for cruises. Demand is strongest for cruises during the summer months.

     Guests and Capacity

     The following table sets forth the aggregate number of guests carried and the number of guests carried expressed as a percentage of the capacity of our ships:

	Year Ended December 31,

	2002	2001	2000	1999	1998

Number of Guests Carried	2,768,475	2,438,849	2,049,902	1,704,034	1,841,152
Occupancy Percentage	104.5%	101.8%	104.4%	104.7%	105.2%

     In accordance with cruise industry practice, capacity is determined based on double occupancy per cabin even though many cabins can accommodate three or more guests; accordingly, a percentage in excess of 100% indicates that more than two guests occupied some cabins.

     Cruise Pricing

     Our cruise prices include a wide variety of activities and amenities, including meals and entertainment. Prices vary depending on the destination, cruise length, cabin category selected and the time of year the voyage takes place. Additionally, we offer air transportation as a service for guests that elect to utilize the air program. Our air transportation is available from cities in the United States, Canada and Europe and prices vary by gateway and destination. On average, air tickets are sold to passengers at prices close to cost. Furthermore, we sell cruise vacation protection coverage which provides guests with coverage for trip cancellation, medical protection and baggage protection.

Suppliers

     Our largest purchases are for travel agency commissions, food and related items, port facility utilization, airfare, advertising, fuel, hotel supplies and products related to guest accommodations. Most of the supplies we require are available from numerous sources at competitive prices. None of our suppliers provided goods or services in excess of 10% of our revenues in 2002.

Insurance

     We maintain an aggregate of approximately $12 billion of insurance on the hull and machinery of our ships, which includes additional coverage for disbursements, earnings and increased value, which are maintained in amounts related to the value of each ship. The coverage for each of the hull policies is maintained with syndicates of insurance underwriters from the British, Scandinavian, French, United States and other international insurance markets.

     We maintain liability protection and indemnity insurance on each of our ships through either Assuranceforeningen GARD or the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited.

     We maintain war risk insurance, including terrorist risks, on each ship through a Norwegian war risk insurance organization in an amount equal to the total insured hull value. This coverage includes physical damage to the ship for which coverage would be excluded by reason of war exclusion clauses in the hull policies. Protection and indemnity war risk coverage is also maintained for risks that would be excluded by the rules of the indemnity insurance organizations, subject to certain limitations. Consistent with most marine war risk policies, under the terms of our war risk insurance coverage, underwriters can give seven days notice to the insured that the policy can be canceled and reinstated at higher premium rates.

     We also maintain a form of business interruption insurance with our insurance underwriters in the event that a ship is unable to operate during scheduled cruise periods due to loss or damage to the ship arising from certain covered events which last more than a specified period of time. Insurance coverage is also maintained for certain events which would result in a delayed delivery of our contracted new ships, which we normally place starting approximately two years prior to the scheduled delivery dates.

     Insurance coverage for shoreside property, shipboard consumables and inventory, and general liability risks are maintained with insurance underwriters in the United States and the United Kingdom. We have decided not to carry business interruption insurance for shoreside operations based on our evaluation of the risks involved and our protective measures already in place, as compared to the premium expense.

     All insurance coverage is subject to certain limitations, exclusions and deductible levels. In addition, in certain circumstances, we co-insure a portion of these risks. Premiums charged by insurance carriers, including carriers in the maritime insurance industry, increase or decrease from time to time and tend to be cyclical in nature. These cycles are impacted both by our own loss experience and by losses incurred in direct and reinsurance markets. We historically have been able to obtain insurance coverage in amounts and at premiums we have deemed to be commercially acceptable. No assurance can be given that affordable and secure insurance markets will be available to us in the future, particularly for war risk insurance.

     The Athens Convention relating to the Carriage of Passengers and their Luggage by Sea (1974) and the 1976 Protocol to the Athens Convention are generally applicable to passenger ships. The United States has not ratified the Athens Convention; however, the 1976 Athens Convention Protocol may be contractually enforced for cruises that do not call at a United States port if the ship flies the flag of a country that has ratified the 1976 Protocol or for cruises which begin or end in such a country. The International Maritime Organization Diplomatic Conference agreed upon a new Protocol to the Athens Convention on November 1, 2002. The 2002 Protocol, which has not yet been ratified, substantially increases the level of compulsory insurance which must be maintained by passenger ship operators. No assurance can be given as to if or when the 2002 Protocol will be ratified. If ratified, no assurance can be given that affordable and secure insurance markets will be available to provide the level of coverage required under the 2002 Protocol.

Trademarks

     We own a number of registered trademarks related to the Royal Caribbean International and Celebrity Cruises brands, including the name “Royal Caribbean” and its crown and anchor logo, the name “Celebrity Cruises” and its “X” logo, and the names of our cruise ships. We believe such trademarks are widely recognized throughout the world and have considerable value.

Regulation

     Our ships are regulated by various international, national, state and local laws, regulations and treaties in force in the jurisdictions in which they operate. In addition, all of our ships are registered in the Bahamas or Norway. Each ship is subject to regulations issued by its country of registry, including regulations issued pursuant to international treaties governing the safety of the ship and its guests. Each country of registry conducts periodic inspections to verify compliance with these regulations. Ships operating out of United States ports are subject to inspection by the United States Coast Guard for compliance with international treaties and by the United States Public Health Service for sanitary conditions. Our ships are also subject to similar inspections pursuant to the laws and regulations of various other countries our ships visit.

     Our ships are required to comply with international safety standards defined in the Safety of Life at Sea Convention. The Safety of Life at Sea Convention standards are revised from time to time, and the most recent modifications are being phased in through 2010. We do not anticipate that we will be required to make any material expenditures in order to comply with these rules.

     In 1993, the Safety of Life at Sea Convention was amended to adopt the International Safety Management Code. The International Safety Management Code provides an international standard for the safe management and operation of ships and for pollution prevention. The International Safety Management Code became mandatory for passenger ship operators such as ourselves on July 1, 1998.

     We are also subject to various United States and international laws and regulations relating to environmental protection. Under such laws and regulations, we are prohibited from, among other things, discharging certain materials, such as petrochemicals and plastics, into the waterways.

     We are required to obtain certificates from the United States Federal Maritime Commission relating to our ability to meet liability in cases of nonperformance of obligations to guests as well as casualty and personal injury. Pursuant to Federal Maritime Commission regulations, we arrange through our insurers for the provision of guarantees aggregating $45 million for our ship-operating companies as a condition to obtaining the required certificates. The Federal Maritime Commission recently proposed various revisions to the financial responsibility regulations which could require us to significantly increase the amount of our bonds and accordingly increase our costs of compliance. We are also required to establish financial responsibility by the United Kingdom and other jurisdictions for passengers from these jurisdictions.

     We are required to obtain certificates from the United States Coast Guard relating to our ability to meet liability in cases of water pollution. Pursuant to United States Coast Guard regulations, we arrange through our insurers for the provision of guarantees aggregating $287.5 million as a condition to obtaining the required certificates.

     We believe that we are in material compliance with all the regulations applicable to our ships and that we have all licenses necessary to conduct our business. From time to time, various other regulatory and legislative changes have been or may in the future be proposed that could have an effect on the cruise industry in general.

Taxation of the Company

     The following discussion of the application of the United States federal income tax laws to us and to our subsidiaries is based on the current provisions of the United States Internal Revenue Code of 1986, as amended; proposed, temporary and final Treasury Department regulations; administrative rulings; and court decisions. All of the foregoing is subject to change, and any change thereto could affect the accuracy of this discussion.

     Application of Section 883 of the Internal Revenue Code

     We and our subsidiary, Celebrity Cruises Inc., the operator of Celebrity Cruises, are foreign corporations engaged in a trade or business in the United States, and our ship-owning subsidiaries are foreign corporations that, in many cases, depending upon the itineraries of their ships, receive income from sources within the United States. Under Section 883 of the Internal Revenue Code, certain foreign corporations are not subject to United States income or branch profits tax on United States source income derived from or incidental to the international operation of a ship or ships, including income from the leasing of such ships.

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

     In the opinion of our United States tax counsel, and based on the representations and assumptions set forth therein, we, Celebrity Cruises Inc. and our ship-owning subsidiaries qualify for the benefits of Section 883 because we and each of those subsidiaries are incorporated in a qualifying jurisdiction and our common stock is primarily and regularly traded on an established securities market in the United States or Norway. In 2002, the Internal Revenue Service proposed regulations under Section 883 that are consistent with this opinion. In addition, we believe that substantially all of our income is derived from or incidental to the international operation of a ship or ships. Any United States source income not so derived will be subject to United States taxation, but we believe that such income is not a material portion of our total income.

     Under certain circumstances, changes in our stock ownership could cause our common stock not to be “regularly traded on an established securities market” within the meaning of the proposed regulations under Section 883. To substantially reduce any such risk, in May 2000, our Articles of Incorporation was amended to prohibit any person, other than our two existing largest shareholders, from owning, as determined for purposes of Section 883(c)(3) of the Internal Revenue Code and the regulations promulgated thereunder, shares that give such person in the aggregate more than 4.9% of the relevant class or classes of our shares. Under Liberian law, this amendment may not be enforceable with respect to shares of common stock that were voted against the amendment or that were recorded as abstaining from the vote.

     There can be no assurance that the opinions of our United States tax counsel set forth above will be accepted by the Internal Revenue Service or the courts. Furthermore, Section 883 has been the subject of legislative modifications in past years that have had the effect of limiting its availability to certain taxpayers, and there can be no assurance that future legislation or certain changes in our stock ownership will not preclude us from obtaining the benefits of Section 883. At this time, however, there is no known limiting legislation pending before the United States Congress.

     Taxation in the Absence of an Exemption under Section 883 of the Internal Revenue Code

     In the event that we, Celebrity Cruises Inc. or our ship-owning subsidiaries were to fail to meet the requirements of Section 883 of the Internal Revenue Code, or if such provision was repealed, then, as explained below, such companies would be subject to United States income taxation on only a portion of their income.

     Since we and Celebrity Cruises Inc. conduct a trade or business in the United States, we and Celebrity Cruises Inc. would be taxable at regular corporate rates on our separate company taxable income (i.e., without regard to the income of our ship-owning subsidiaries), from United States sources, which includes 100% of income, if any, from transportation which begins and ends in the United States (not including possessions of the United States), 50% of income from transportation that either begins or ends in the United States, and no income from transportation that neither begins nor ends in the United States. The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a United States port, but that calls on more than one foreign port, will derive United States source income only from the first and last legs of such cruise. Because there are no regulations or other Internal Revenue Service interpretations of these rules, the applicability of the transportation income source rules in the aforesaid favorable manner is not free from doubt. In addition, if any of our earnings and profits effectively connected with our United States trade or business were withdrawn or were deemed to have been withdrawn from our United States trade or business, such withdrawn amount would be subject to a “branch profits” tax at the rate of 30%. The amount of such earnings and profits would be equal to the aforesaid United States source income, with certain generally minor adjustments, less income taxes. Finally, we and Celebrity Cruises Inc. would also be potentially subject to tax on portions of certain interest paid by us at rates of up to 30%.

     If Section 883 of the Internal Revenue Code was not available to a ship-owning subsidiary, such subsidiary would be subject to a special 4% tax on its United States source gross transportation income, if any, each year because its income is derived from the leasing of a ship and because it does not have a fixed place of business in the United States. Such United States source gross transportation income may be determined under any reasonable method, including ratios based upon (i) days traveling directly to or from United States ports to total days traveling; or (ii) the lessee’s United States source gross income from the ship (as determined under the source rules discussed in the preceding paragraph, and subject to the assumptions and qualifications set forth therein) to the lessee’s total gross income from the ship.

Organizational Structure

     We hold directly or indirectly all of the voting stock of the following significant subsidiaries:

Jurisdiction of
Name	Incorporation

Celebrity Cruise Lines Inc.	Cayman Islands
Celebrity Cruises Holdings Inc.	Liberia
Cruise Mar Shipping Holdings Ltd.	Liberia
Cruise Mar Investments Inc.	Liberia
Celebrity Cruises Inc.	Liberia

Property, Plants and Equipment

     Information about our cruise ships including their size and primary areas of operation may be found within the Fleet Expansion and Cruise Ships and Itineraries sections within Business Overview, Item 4. Information regarding our cruise ships under construction, estimated expenditures and financing may be found within the Fleet Expansion, Future Commitments, and Funding Sources sections of Item 5. Information about encumbrances on ships may be found within the Material Contracts section of Item 10.

     Our principal executive office and shoreside operations are located at the Port of Miami, Florida where we lease three office buildings totaling approximately 359,000 square feet from Miami-Dade County, Florida under long-term leases with initial terms expiring in various years on and after 2011.

     We also lease space in Miramar, Florida totaling approximately 128,000 square feet. The facility is used primarily as additional office space and it is approximately 55% occupied. We lease space in Wichita, Kansas totaling approximately 89,000 square feet which is used primarily as an additional reservation center.

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

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this document constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•	general economic and business conditions,

•	vacation industry competition, including cruise industry competition,

•	changes in vacation industry capacity, including cruise capacity,

•	the impact of tax laws and regulations affecting our business or our principal shareholders,

•	the impact of changes in other laws and regulations affecting our business,

•	the impact of pending or threatened litigation,

•	the delivery of scheduled new ships,

•	emergency ship repairs,

•	incidents involving cruise ships at sea,

•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service,

•	changes in interest rates or oil prices, and

•	weather.

     The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

General

Summary

     We reported revenues, operating income, net income and earnings per share as shown in the following table:

	Year Ended December 31,

(in thousands, except per share data)	2002	2001	2000

Revenues	$3,434,347	$3,145,250	$2,865,846
Operating Income	550,975	455,605	569,540
Net Income	351,284	254,457	445,363
Basic Earnings Per Share	$1.82	$1.32	$2.34
Diluted Earnings Per Share	$1.79	$1.32	$2.31

     Unaudited selected statistical information as shown in the following table:

	Year Ended December 31,

	2002	2001	2000

Guests Carried	2,768,475	2,438,849	2,049,902
Guest Cruise Days	18,112,782	15,341,570	13,019,811
Occupancy Percentage	104.5%	101.8%	104.4%

     Net income increased 38.1% to $351.3 million or $1.79 per share on a diluted basis in 2002 compared to $254.5 million or $1.32 per share in 2001. The increase in net income was primarily the result of an increase in capacity associated with the addition of Infinity, Radiance of the Seas, Summit and Adventure of the Seas in 2001 and Constellation, Brilliance of the Seas and Navigator of the Seas in 2002.

     Net income for 2002 included net proceeds of $33.0 million received in connection with the termination of our merger agreement with P&O Princess Cruises plc (“P&O Princess”) and a charge of approximately $20.0 million recorded in connection with a litigation settlement. (See Note 12 — Commitments and Contingencies.) Net income for 2001 was adversely impacted by approximately $47.7 million due to lost revenues and extra costs directly associated with passengers not being able to reach their departure ports during the weeks following the terrorist attacks of September 11, 2001 and costs associated with business decisions taken in the aftermath of the attacks.

     We have canceled a total of five weeks of sailings in the first quarter of 2003 due to the unanticipated drydock of one ship, which we estimate will negatively impact net income by approximately $0.06 per share.

Termination of Proposed Combination with P&O Princess

     In October 2002, our proposed combination with P&O Princess was terminated prior to its consummation and P&O Princess paid us a break fee of $62.5 million. We incurred approximately $29.5 million of merger-related costs. We also agreed to terminate, effective as of January 1, 2003, our joint venture with P&O Princess. The venture was terminated before it commenced business operations.

Fleet Expansion

     Our current fleet expansion program encompasses three distinct ship designs known as the Voyager class, Millennium class and Radiance class. Since 1999, we have taken delivery of four Voyager, four Millennium and two Radiance-class ships. We currently operate 25 ships with 53,042 berths.

     We have three ships on order for the Royal Caribbean International brand. The planned berths and expected delivery dates of the ships on order are as follows:

	Expected
Ship	Delivery Date	Berths

Voyager class:
Mariner of the Seas	4th Quarter 2003	3,114
Radiance class:(1)
Serenade of the Seas	3rd Quarter 2003	2,076
Jewel of the Seas	2nd Quarter 2004	2,076

(1)	We have options on two Radiance-class ships with delivery dates in the fourth quarters of 2005 and 2006.

We believe the Voyager-class ships are the largest and the most innovative passenger cruise ships ever built. The Radiance-class ships are a progression from Royal Caribbean International’s Vision-class ships.

Critical Accounting Policies

     Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates. (See Note 1 – General and Note 2 – Summary of Significant Accounting Policies.) Certain of our accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions. We have discussed these accounting estimates and disclosures with the audit committee of our board of directors. A discussion of what we believe to be our most critical accounting policies follows:

Ship Accounting

     Our ships represent our most significant assets and we state them at cost less accumulated depreciation and amortization. Depreciation of ships, which includes amortization of ships under capital leases, is computed net of a 15% projected residual value using the straight-line method over estimated service lives of primarily 30 years. Improvement costs that we believe add value to our ships are capitalized as additions to the ship and depreciated over the improvements’ estimated useful lives. Repairs and maintenance activities are charged to expense as incurred.

     Our depreciation and amortization assumptions take into consideration the impact of anticipated technological changes, long-term cruise and vacation market conditions and historical useful lives of similarly-built ships. Given the very large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. Should certain factors or circumstances cause us to revise our estimate of ship service lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Valuation of Long-Lived Assets and Goodwill

     We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the difference between the asset’s estimated fair value and its carrying value. In addition, goodwill is reviewed annually, or earlier, if there is an indication of impairment.

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

     We believe we made reasonable estimates and judgments in determining whether our long-lived assets and goodwill have been impaired; however, if there is a material change in the assumptions used in our determination of fair values or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

Contingencies – Litigation

     On an ongoing basis, we assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of such actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we take into consideration estimates of the amount of insurance recoveries, if any. We accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recoveries, it is possible that certain matters may be resolved for amounts materially different from any provisions or disclosures that we have previously made.

Proposed Statement of Position

     On June 29, 2001, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued a proposed Statement of Position (“SOP”), “Accounting for Certain Costs and Activities Related to Property, Plant and Equipment.” Under the proposed SOP, we would be required to adopt a component method of accounting for our ships. Using this method, each component of a ship would be identified as an asset and depreciated over its own separate expected useful life. In addition, we would have to expense drydocking costs as incurred which differs from our current policy of accruing future drydocking costs evenly over the period to the next scheduled drydocking. Lastly, liquidated damages received from shipyards as mitigation of consequential economic costs incurred as a result of the late delivery of a new ship would have to be recorded as a reduction of the ship’s cost basis versus our current treatment of recording liquidated damages as nonoperating income. We have not yet analyzed the impact that this proposed SOP would have on our results of operation or financial position, as we are uncertain whether, or in what form, it will be adopted.

Results of Operations

     The following table presents operating data as a percentage of revenues:

	Year Ended December 31,

	2002	2001	2000

Revenues	100.0%	100.0%	100.0%
Expenses:
Operating	61.5	61.5	57.7
Marketing, selling and administrative	12.6	14.4	14.4
Depreciation and amortization	9.9	9.6	8.0

Operating Income	16.0	14.5	19.9
Other Income (Expense)	(5.8)	(6.4)	(4.4)

Net Income	10.2%	8.1%	15.5%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

     Revenues increased 9.2% to $3.4 billion from $3.1 billion in 2001. The increase in revenues was primarily due to a 15.0% increase in capacity, partially offset by a 5.1% decline in gross revenue per available passenger cruise day. The increase in capacity was associated with the additions of Infinity, Radiance of the Seas, Summit and Adventure of the Seas during 2001, and Constellation, Brilliance of the Seas and Navigator of the Seas in 2002, partially offset by the transfer of Viking Serenade to Island Cruises, our joint venture with First Choice Holidays PLC. The decline in gross revenue per available passenger cruise day was primarily associated with a lower percentage of guests who chose to book their air passage through us, lower cruise ticket prices following the events of September 11, 2001, a general softness in the United States economy and an increase in industry capacity. Net revenue per available passenger cruise day (“net yields”) for 2002 declined 0.7% from 200l. Net revenue represents gross revenues less costs of air transportation, travel agent commissions and other direct costs of sales. Occupancy for 2002 was 104.5% compared to 101.8% in 2001.

     Each year the cruise industry generally experiences a period of increased bookings, referred to as the “wave period,” that begins in early January and typically extends through February. In recent years, there has been a trend towards bookings closer-in to the sail dates. On January 30, 2003, we noted that this trend has reduced the importance of the wave period as an indicator of full year booking patterns while making it even more relevant for first quarter bookings. We also noted that bookings for the 2003 wave period were slower than we had anticipated, especially for sailings earlier in the year. We believe this can be attributed to uncertainty about the conflict in Iraq coupled with a weaker economy and the impact of last December’s publicity concerning stomach flu. While wave period bookings were lower than 2002, we had very strong bookings for 2003 sailings in late 2002 and we did not have to replace bookings as we did in late 2001 and early 2002 to make up for the bookings lost in the aftermath of September 11, 2001. As a result, we expected to achieve an increase in net yields for the first quarter of 2003 in the range of 2% to 4%.

     Since then, bookings have become even softer and the war in Iraq makes it even more difficult to make predictions. Nevertheless, the Company still expects net yields for the first quarter to increase in the range of 2% to 4%. The Company also expects that net yields in the second quarter will be below last year’s level.

Expenses

     Operating expenses increased 9.2% to $2.1 billion in 2002 compared to $1.9 billion in 2001. Included in operating expenses in 2002 is a charge of $20.0 million recorded in connection with a litigation settlement. (See Note 12 - Commitments and Contingencies.) Operating costs per available passenger cruise day in 2002 declined 5.0% from 2001. The decline on a per available passenger cruise day basis was associated with fewer guests purchasing air passage through us and lower commissions resulting from reduced cruise ticket prices.

     Marketing, selling and administrative expenses decreased 5.1% to $431.1 million in 2002 compared to $454.1 million in 2001. Marketing, selling and administrative expenses as a percentage of revenues were 12.6% and 14.4% in 2002 and 2001, respectively. Included in 2001 were charges associated with business decisions taken subsequent to the events of September 11, 2001 involving itinerary changes, office closures and severance costs related to a reduction in force. On a per available passenger cruise day basis, marketing, selling and administrative expenses in 2002 decreased 17.5% from 2001 primarily due to economies of scale and cost reduction initiatives.

     Operating and marketing, selling and administrative expenses, on a per available passenger cruise day basis, are expected to increase 6% to 8% in 2003 attributable in part to increases in fuel costs, changes in our concession arrangement for the Celebrity brand food service, the full year impact of the operating lease for Brilliance of the Seas, and higher insurance and security costs.

     Depreciation and amortization increased 12.6% to $339.1 million in 2002 from $301.2 million in 2001. The increase was primarily due to incremental depreciation associated with the addition of new ships, partially offset by the elimination of $10.4 million of goodwill amortization in 2002. (See Note 2 - Summary of Significant Accounting Policies.)

Other Income (Expense)

     Gross interest expense, excluding capitalized interest, was $290.3 million in 2002, essentially unchanged from 2001. The increase in the average debt level associated with our fleet expansion program was offset by a decrease in interest rates. Capitalized interest decreased to $23.4 million in 2002 from $37.0 million in 2001 due to a lower average level of investment in ships under construction and lower interest rates.

     Included in Other income (expense) in 2002 was $33.0 million of net proceeds received in connection with the termination of the P&O Princess merger agreement. Also included in Other income (expense) in 2002 and 2001 were $20.3 million and $19.4 million, respectively, of dividend income from our investment in convertible preferred stock of First Choice Holidays PLC as well as $12.3 million and $7.2 million, respectively, of compensation from shipyards related to the late delivery of ships, partially offset by $6.6 million and $1.6 million, respectively, of losses from affiliated operations as well as other miscellaneous items.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues

     Revenues increased 9.7% to $3.1 billion from $2.9 billion in 2000. The increase in revenues was primarily due to a 20.8% increase in capacity, partially offset by a 9.1% decline in gross revenue per available passenger cruise day. The increase in capacity was primarily due to the addition of Millennium and Explorer of the Seas in 2000, and Infinity, Radiance of the Seas, Summit and Adventure of the Seas in 2001. The increase in new capacity was partially offset by the cancellation of 14 weeks of sailings due to ship incidents and the events of September 11, 2001. The decline in gross revenue per available passenger cruise day was primarily attributed to the events related to September 11, 2001, a general softness in the United States economy and a significant growth of our fleet capacity. Net yields for 2001 declined 9.1% from the prior year. Occupancy for 2001 was 101.8% compared to 104.4% in 2000.

Expenses

     Operating expenses increased 17.1% to $1.9 billion in 2001 compared to $1.7 billion for the same period in 2000. The increase is primarily due to additional costs associated with increased capacity.

     Marketing, selling and administrative expenses increased 10.0% to $454.1 million in 2001 from $412.8 million in 2000. On a per available passenger cruise day basis, marketing, selling and administrative expenses decreased 8.9% primarily due to economies of scale and cost containment efforts, partially offset by business decisions taken subsequent to the events of September 11, 2001 involving itinerary changes, office closures and severance costs related to a reduction in force. Marketing, selling and administrative expenses as a percentage of revenues were 14.4% for 2001 and 2000.

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

Other Income (Expense)

     Gross interest expense, excluding capitalized interest, increased to $290.2 million in 2001 compared to $198.5 million in 2000. The increase is primarily due to an increase in the average debt level associated with our fleet expansion program, partially offset by a reduction in our weighted-average interest rate. Capitalized interest decreased from $44.2 million in 2000 to $37.0 million in 2001 due to a lower average level of investment in ships under construction and lower interest rates.

     Included in Other income (expense) in 2001 and 2000 is $19.4 million and $9.2 million, respectively, of dividend income from our investment in convertible preferred stock of First Choice Holidays PLC and $7.2 million and $10.2 million in 2001 and 2000, respectively, of compensation from a shipyard related to the late delivery of ships.

Liquidity and Capital Resources

Sources and Uses of Cash

     Net cash provided by operating activities was $870.5 million in 2002 compared to $633.7 million in 2001 and $703.3 million in 2000. The change in each year was primarily due to the timing of cash receipts related to customer deposits and fluctuations in net income.

     During the year ended December 31, 2002, our capital expenditures were approximately $1.0 billion compared to approximately $2.1 billion in 2001 and $1.3 billion in 2000. The largest portion of capital expenditures related to the deliveries of Constellation and Navigator of the Seas in 2002; Infinity, Radiance of the Seas, Summit and Adventure of the Seas in 2001; and Millennium and Explorer of the Seas in 2000, as well as progress payments for ships under construction in all years.

     Capitalized interest decreased to $23.4 million in 2002 from $37.0 million in 2001 and $44.2 million in 2000 due to a lower average level of investment in ships under construction and lower interest rates.

     In July 2002, we financed the addition of Brilliance of the Seas to our fleet by novating our original ship building contract and entering into a long-term operating lease denominated in British pound sterling. The total lease term is 25 years cancelable by either party at years 10 and 18. In connection with the novation of the contract, we received $77.7 million for reimbursement of shipyard deposits previously made.

     During 2002, we obtained financing of $0.3 billion related to the acquisition of Constellation. In 2001, we received net cash proceeds of $1.8 billion from the issuance of Senior Notes, Liquid Yield Option™ Notes, Zero Coupon Convertible Notes, term loans, and drawings on our revolving credit facility as well as obtained financing of $0.3 billion related to the acquisition of Summit. During 2000, we received net proceeds of $1.2 billion from the issuance of term loans and drawings on our revolving credit facility. These funds were used for ship deliveries and general corporate purposes, including capital expenditures. (See Note 6 – Long-Term Debt.)

     The Liquid Yield Option™ Notes and the Zero Coupon Convertible Notes are zero coupon bonds with yields to maturity of 4.875% and 4.75%, respectively, due 2021. Each Liquid Yield Option™ Note and Zero Coupon Convertible Note was issued at a price of $381.63 and $391.06, respectively, and will have a principal amount at maturity of $1,000. The Liquid Yield Option™ Notes and Zero Coupon Convertible Notes are convertible at the option of the holder into 17.7 million and 13.8 million shares of common stock, respectively, if the market price of our common stock reaches certain levels. These conditions were not met at December 31, 2002 for the Liquid Yield Option™ Notes or the Zero Coupon Convertible Notes and therefore, the shares issuable upon conversion are not included in the earnings per share calculation.

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

     In July 2000, we invested approximately $300 million in convertible preferred stock issued by First Choice Holidays PLC. (See Note 5 – Other Assets.) Independently, we entered into a joint venture with First Choice Holidays PLC to launch a new cruise brand, Island Cruises. As part of the transaction, ownership of Viking Serenade was transferred to the joint venture at a valuation of $95.4 million. The contribution of Viking Serenade represented our 50% investment in the joint venture, as well as $47.7 million in proceeds used towards the purchase price of the convertible preferred stock.

     We made principal payments totaling approximately $603.3 million, $45.6 million and $128.1 million under various term loans, senior notes, revolving credit facility and capital leases during 2002, 2001 and 2000, respectively.

     During 2002, 2001 and 2000, we paid quarterly cash dividends on our common stock totaling $100.1 million, $100.0 million and $91.3 million, respectively. In April 2000, we redeemed all outstanding shares of our convertible preferred stock and dividends ceased to accrue. We paid quarterly cash dividends on our convertible preferred stock totaling $3.1 million in 2000.

Future Commitments

     We currently have three ships on order for an additional capacity of 7,266 berths. The aggregate contract price of the three ships, which excludes capitalized interest and other ancillary costs, is approximately $1.3 billion, of which we have deposited $0.2 billion as of December 31, 2002. We anticipate that overall capital expenditures will be approximately $1.1 billion, $0.5 billion and $0.1 billion for 2003, 2004 and 2005, respectively.

     We have options to purchase two additional Radiance-class ships with delivery dates in the fourth quarters of 2005 and 2006. The options have an aggregate contract price of $0.8 billion and expire on September 19, 2003. Under the terms of the options, the shipyard has the ability to terminate them upon providing us advance notice.

     We have $5.4 billion of long-term debt of which $0.1 billion is due during the 12-month period ending December 31, 2003. Included in Long-term debt are two ships financed with capital leases. (See Note 6 – Long-Term Debt.)

     We are obligated under noncancelable operating leases primarily for ship, office and warehouse facilities, computer equipment and motor vehicles. As of December 31, 2002, future minimum lease payments under noncancelable operating leases aggregated to $413.9 million, due through 2028. We have future commitments to pay for our usage of certain port facilities, maintenance contracts and communication services aggregating to $261.6 million, due through 2027. (See Note 12 – Commitments and Contingencies.)

     Under the Brilliance of the Seas long-term operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our annual lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Current facts indicate that an indemnification is not probable; however, if one occurs, we may have remedies available to us under the terms of the lease agreement.

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

Funding Sources

     As of December 31, 2002, our liquidity was $1.2 billion consisting of approximately $0.2 billion in cash and cash equivalents and $1.0 billion available under our $1.0 billion unsecured revolving credit facility. Our $1.0 billion revolving credit facility expires in June 2003. Any amounts outstanding at that time will be payable immediately if the facility is not replaced. We intend to replace this facility prior to its expiration date, although such replacement may be at an amount less than $1.0 billion. In addition, we have commitments for export financing for up to 80% of the contract price of two ships on order, Serenade of the Seas and Jewel of the Seas, not to exceed $624.0 million in aggregate. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows from operations, drawdowns under our available credit facilities, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. Geo-political and economic uncertainties coupled with market volatility have adversely impacted terms and availability of financing in the financial markets, and it is indeterminable how long this situation will continue. Therefore, there can be no assurances that cash flows from operations and additional financing from external sources will be available in accordance with our expectations.

     Our financing agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of December 31, 2002.

     We believe our availability under current existing credit facilities, cash flows from operations and our ability to obtain new borrowings and/or raise new capital will be sufficient to fund operations, debt payment requirements and capital expenditures over the next year.

Financial Instruments and Other

General

     We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments pursuant to our hedging practices and policies. The financial impacts of these hedging instruments are primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analyses. (See Note 11 – Financial Instruments.)

Interest Rate Risk

     Our exposure to market risk for changes in interest rates relates to our long-term debt obligations and our operating lease for Brilliance of the Seas. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense and rent expense.

     Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. At December 31, 2002, our interest rate swap agreements effectively changed $375.0 million of fixed rate debt with a weighted-average fixed rate of 7.58% to LIBOR-based floating rate debt. The estimated fair value of our long-term fixed rate debt at December 31, 2002, excluding our Liquid Yield Option™ Notes and Zero Coupon Convertible Notes, was $2.2 billion using quoted market prices, where available, or using discounted cash flow analyses based on market rates available to us for similar debt with the same remaining maturities. The fair value of our associated interest rate swap agreements was estimated to be $64.0 million as of December 31, 2002 based on quoted market prices for similar or identical financial instruments to those we hold. A hypothetical one percentage point decrease in interest rates at December 31, 2002 would increase the fair value of our long-term fixed rate debt, excluding our Liquid Yield Option™ Notes and Zero Coupon Convertible Notes, by approximately $80.3 million, net of an increase in the fair value of the associated interest rate swap agreements.

     Market risk associated with our floating rate debt is the potential increase in interest expense from an increase in interest rates. At December 31, 2002, 58% of our debt was effectively fixed and 42% was floating. A hypothetical one percentage point increase in interest rates would increase our 2003 interest expense by approximately $15.7 million. At December 31, 2002, we have interest rate swap agreements that effectively change $25.0 million of LIBOR-based floating rate debt to fixed rate debt of 4.395% beginning January 2005.

     Market risk associated with our operating lease for Brilliance of the Seas is the potential increase in rent expense from an increase in interest rates. A hypothetical one percentage point increase in interest rates would increase our 2003 rent expense by approximately $4.5 million. At December 31, 2002, we have interest rate swap agreements that effectively change British pound sterling 50.0 million of sterling LIBOR-based operating lease payments to fixed rate lease payments with a weighted-average rate of 5.05% beginning January 2004.

Convertible Notes

     The fair values of our Liquid Yield Option™ Notes and Zero Coupon Convertible Notes fluctuate with the price of our common stock and at December 31, 2002 were $575.4 million and $365.0 million, respectively. A hypothetical 10% decrease or increase in our December 31, 2002 common stock price would decrease or increase the value of our Liquid Yield Option™ Notes and Zero Coupon Convertible Notes by $10.2 million and $9.3 million, respectively.

Foreign Currency Exchange Rate Risk

     Our primary exposure to foreign currency exchange rate risk relates to our firm commitments under one ship construction contract denominated in euros. We entered into foreign currency forward contracts to manage this risk and were substantially hedged as of December 31, 2002. The fair value of these forward contracts at December 31, 2002, was an unrealized gain of $31.0 million which is recorded, along with an offsetting $31.0 million fair value asset related to our ship construction contracts, on our accompanying 2002 balance sheet. A hypothetical 10% strengthening of the United States dollar as of December 31, 2002, assuming no changes in comparative interest rates, would result in a $75.8 million decrease in the fair value of these contracts. This decrease in fair value would be fully offset by a decrease in the United States dollar value of the related foreign currency denominated ship construction contract.

     We are also exposed to foreign currency exchange rate fluctuations on the United States dollar value of our foreign currency denominated forecasted transactions. To manage this exposure, we take advantage of any natural offsets of our foreign currency revenues and expenses and enter into foreign currency forward contracts and/or option contracts for a portion of the remaining exposure related to these forecasted transactions. Our principal net foreign currency exposure relates to the Norwegian kroner and the euro. At December 31, 2002, the estimated fair value of such contracts was an unrealized gain of approximately $6.4 million based on quoted market prices for equivalent instruments with the same remaining maturities. The estimated unrealized gain has been deferred and, if realized, will be recorded in earnings when the transactions being hedged are recognized in 2003. A hypothetical 10% strengthening of the United States dollar as of December 31, 2002, assuming no changes in comparative interest rates, would decrease the fair value of these contracts by approximately $3.6 million. This decrease in fair value would be fully offset by a decrease in the United States dollar value of the forecasted transactions being hedged.

Fuel Price Risk

     Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. Fuel cost, as a percentage of our revenues, was approximately 4.5% in 2002, 3.7% in 2001, and 3.3% in 2000. We use fuel swap agreements and zero cost collars to mitigate the financial impact of fluctuations in fuel prices. As of December 31, 2002, we had fuel swap agreements and zero cost collars to pay fixed prices for fuel with an aggregate notional amount of approximately $39.4 million, maturing through 2003. The fair value of these contracts at December 31, 2002 was an unrealized gain of $7.5 million. The effective portion of the estimated unrealized gain has been deferred and, if realized, will be recorded in earnings when the transactions being hedged are recognized in 2003. We estimate that a hypothetical 10% increase in our weighted-average fuel price for the year ended December 31, 2002 would increase our 2003 fuel cost by approximately $18.1 million. This increase would be partially offset by a $1.5 million increase in the fair value of our fuel swap agreements.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

     Our directors and senior management are listed below. Officers are appointed by the board of directors and serve at their discretion.

     The board of directors is divided into three classes. The current term of office for directors in Class I expires at the 2003 Annual Meeting. The current term of office for directors in Class II expires at the 2004 Annual Meeting and the current term of office for directors in Class III expires at the 2005 Annual Meeting. Each newly elected director will serve three years from the date of his or her election. For a description of the arrangements between the major shareholders regarding the nomination and election of directors, see Item 7. Major Shareholders and Related Party Transactions.

Name	Age	Position

Richard D. Fain(1)	55	Chairman, Chief Executive Officer and Director
Jack L. Williams	53	President and Chief Operating Officer, Royal Caribbean International and Celebrity Cruises
Adam M. Goldstein	43	Executive Vice President, Brand Operations, Royal Caribbean International
Bonnie S. Biumi	40	Acting Chief Financial Officer
Tor B. Arneberg(2)	74	Director
Bernard W. Aronson(1)	56	Director
John D. Chandris(1)	52	Director
Arvid Grundekjoen(1)	47	Director
Laura Laviada(3)	52	Director
Gert W. Munthe (2)	46	Director
Eyal Ofer(3)	52	Director
Thomas J. Pritzker(2)	52	Director
William K. Reilly(3)	63	Director
Edwin W. Stephan(2)	71	Director
Arne Wilhelmsen(3)	73	Director

(1)	Class I director
(2)	Class II director
(3)	Class III director

     Richard D. Fain has served as a director since 1981 and as our Chairman and Chief Executive Officer since 1988. Mr. Fain is Chairman of the International Council of Cruise Lines, an industry trade organization, and is a director of First Choice Holidays PLC. Mr. Fain has been involved in the shipping industry for over 25 years.

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

     Adam M. Goldstein has served as Executive Vice President, Brand Operations for Royal Caribbean since November 2002 and, in such capacity, oversees fleet operations, sales and marketing, supply chain management and newbuilding for the Royal Caribbean International brand and oversees the operation of our tour company, Royal Celebrity Tours. Mr. Goldstein has been employed with Royal Caribbean since 1988 in a variety of positions, including Senior Vice President, Total Guest Satisfaction and Senior Vice President, Marketing. Mr. Goldstein served as National Chair of the Travel Industry Association of America in 2001.

     Bonnie S. Biumi has served as Acting Chief Financial Officer since July 2002 and Vice President and Treasurer since May 1999. From December 1997 through May 1999, Ms. Biumi served as the Chief Financial Officer of Neff Corp., a New York Stock Exchange-listed equipment rental company based in Miami, Florida. From 1994 through 1997, Ms. Biumi served as Executive Vice President and Chief Financial Officer of People’s Telephone Company, Inc., a Miami-based publicly-owned telecommunications services company. Prior to that, Ms. Biumi was a senior manager with Price Waterhouse.

     Tor B. Arneberg has served as a director since November 1988. Mr. Arneberg is a senior advisor and has served as an Executive Vice President of Nightingale & Associates, a management consulting company, since 1982. From 1975 through 1982, Mr. Arneberg co-founded and operated AgTek International, a company involved in the commercial fishing industry. Prior to that, Mr. Arneberg was director of marketing for Xerox Corporation. He is an executive trustee and vice president of the American Scandinavian Foundation and is an investor and member of the Board of Directors of Precision Contract Manufacturing, Inc. in Springfield, Vermont. Mr. Arneberg received a silver medal in the 1952 Summer Olympics in Helsinki, Finland as a member of the Norwegian Olympic Yachting Team.

     Bernard W. Aronson has served as a director since July 1993. Mr. Aronson is currently Managing Partner of ACON Investments, LLC. Prior to that he served as international advisor to Goldman, Sachs & Co. From June 1989 to July 1993, Mr. Aronson served as Assistant Secretary of State for Inter-American Affairs. Prior to that Mr. Aronson served in various positions in the private and government sectors. Mr. Aronson is a member of the Council on Foreign Relations. Mr. Aronson serves as a director of Liz Claiborne, Inc. and Hyatt International, Inc.

     John D. Chandris has served as a director since July 1997. Mr. Chandris is Chairman of Chandris (UK) Limited, a shipbrokering office based in London, England. Prior to September 1997, Mr. Chandris served as Chairman of Celebrity Cruise Lines Inc. Mr. Chandris is a director of Leathbond Limited, a United Kingdom real estate company, and serves on the board of the classification society, Lloyd’s Register.

     Arvid Grundekjoen has served as a director since November 2000. Since 2002, Mr. Grundekjoen has been Chairman of the Board of Awilco ASA, a public shipping company, and served as Chief Executive Officer of the company from 1992 until 2001. He is also President and Chief Executive Officer of Anders Wilhelmsen & Co. AS. and serves as Chairman of the supervisory boards of Linstow AS. and Creati AS. Mr. Gundekjoen has previously served as President of Teamco, a data processing and information technology company.

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

     Gert W. Munthe has served as a director since May 2002. Since September 2002, Mr. Munthe has served as managing partner of Ferd Private Equity, a private equity company that focuses on mid-cap companies in the technology area. From 1994 through January 2000, Mr. Munthe was a director of Alpharma, Inc., a New York Stock Exchange-listed life science company active in animal health and generic pharmaceuticals, and served as its Chief Operating Officer from 1998 until 1999 and as its Chief Executive Officer in 1999. From 1993 through 1998, Mr. Munthe was the President and Chief Executive Officer of NetCom, a leading wireless telecommunication operator in Norway that is listed on the Oslo and London Stock Exchanges. Mr. Munthe is a director of Anders Wilhelmsen & Co. AS. He served in the Royal Norwegian Navy and was previously with McKinsey & Co.

     Eyal Ofer has served as a director since May 1995. Mr. Ofer has served as the Chairman of Carlyle M.G. Limited since May 1991 and as Chairman of Associated Bulk Carriers Limited since September 2002.

     Thomas J. Pritzker has served as a director since February 1999. Mr. Pritzker is Chairman and CEO of The Pritzker Organization and a partner in the law firm of Pritzker & Pritzker. He is Chairman and CEO of Hyatt Corporation and Hyatt International. Mr. Pritzker is a member of the Board of Trustees of the University of Chicago and the Art Institute of Chicago.

     William K. Reilly has served as a director since January 1998. Mr. Reilly is the Chief Executive Officer of Aqua International Partners, an investment group that finances water purification in developing countries. From 1989 to 1993, Mr. Reilly served as the Administrator of the United States Environmental Protection Agency. He has also previously served as the Payne Visiting Professor at Stanford University’s Institute of International Studies, president of World Wildlife Fund and of The Conservation Foundation, executive director of the Rockefeller Task Force on Land Use and Urban Growth and Chairman of the Natural Resources Council of America. He serves on the Board of Trustees of the American Academy in Rome, the National Geographic Society, World Wildlife Fund, the Packard Foundation and the Presidio Trust. He also serves as a director of DuPont, Conoco, Ionics, Eden Springs and Evergreen Holdings.

     Edwin W. Stephan has served as a director since January 1996. From our inception in 1968 through 1995, Mr. Stephan served as our President or General Manager. Mr. Stephan has been involved in the cruise industry for over 40 years.

     Arne Wilhelmsen has served as a director since 1968. Mr. Wilhelmsen, one of our founders, is a principal and Chairman of the Board of A. Wilhelmsen AS. and other holding companies in the Anders Wilhelmsen & Co. Group. Mr. Wilhelmsen has been involved in the shipping industry for over 40 years.

Compensation

     Cash Compensation

     Our executive planning committee consists of Messrs. Fain, Williams and Goldstein, Ms. Biumi and Mr. Thomas H. Murphy, Vice President, Chief Information Officer. We paid our directors and members of our executive planning committee (16 persons) aggregate cash compensation of $4.6 million during the year ended December 31, 2002.

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

     Retirement Plan and Other Executive Compensation Plans

     All eligible shoreside officers and employees are participants in our Retirement Plan. As defined in the plan, company contributions ranging from 8% to 12% of the participant’s compensation, depending on the length of such participant’s employment, are made on an annual basis to the participant’s account. At the election of the participant and his or her spouse, benefits generally are payable as a lump sum, a life annuity, a joint and 50 percent survivor annuity or in installments over a period not to exceed 120 months. If a participant’s benefit is less than $5,000, it is only payable as a lump sum. Benefits are payable upon the termination of employment or retirement of the participant. Benefits payable under the plan must commence no later than the later of the April 1st following the year in which the participant attains age 70 1/2, or the participant’s termination of employment with us.

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

     Richard D. Fain is entitled to receive upon his cessation of employment by us for any reason the assets of a grantor trust established by us for the benefit of Mr. Fain. We make quarterly contributions of 10,086 shares of common stock to the grantor trust and will continue to do so until the earlier of the cessation of Mr. Fain’s employment or June 2014. Mr. Fain is also entitled to receive, upon his cessation of employment by us for certain reasons, an amount equal to nine months’ compensation, and is entitled to continued eligibility with respect to certain benefit plans for up to two years following cessation of his employment.

     The aggregate amount set aside or accrued to provide retirement benefits for the directors and members of the executive planning committee, as a group, was $1.0 million during 2002.

     We have stock option plans under which we issue options to our directors, officers and key employees to purchase shares of our common stock. The plans consist of a 1990 Employee Stock Option Plan, a 1995 Incentive Stock Option Plan and a 2000 Stock Option Plan. The 1995 Incentive Stock Option Plan provides for the issuance of up to 6,700,000 shares of our common stock. The 2000 Stock Option Plan provides for the issuance of up to 13,000,000 shares of our common stock. The 1990 Employee Stock Option Plan terminated by its terms in March 2000, although all options that had been outstanding at the time of termination remained in effect pending their subsequent exercise or earlier termination in accordance with the option terms. All options terminate on the earlier of the option expiration date (which is generally ten years from the date of grant), or within a specified period following the recipient’s cessation of employment or service as a director.

     In connection with our initial public offering in April 1993, we issued 379,714 stock options at an exercise price of $9.00 per share to Mr. Fain. The options, which vested immediately, will generally expire upon termination of Mr. Fain’s employment. As of February 21, 2003, 354,714 options were outstanding.

     During 2002, we issued (i) 20,000 options to Mr. Gert W. Munthe, one of our directors, that have an exercise price of $16.83 per share and that expire in September 2012, and (ii) 20,000 options to Mr. Adam Goldstein, a member of our executive planning committee, that have an exercise price of $19.65 per share and that expire in November 2012. We issued options totaling 617,600 shares of common stock during 2002 to our employees and directors as a group.

     Our 1994 Employee Stock Purchase Plan provides for the grant of rights to eligible employees to purchase a maximum of 800,000 shares of common stock. The 1994 Employee Stock Purchase Plan is generally available to all employees of the company and designated subsidiaries who have been employed for at least one year and who customarily work at least five months per calendar year. Offerings to employees under the 1994 Employee Stock Purchase Plan are made on a quarterly basis. Subject to certain limitations, the purchase price for each share of common stock under the 1994 Employee Stock Purchase Plan is equal to 90% of the average of the market prices of the common stock as reported on the New York Stock Exchange on the first business day of the purchase period and the last business day of each month of the purchase period.

Board Practices

     Our compensation committee consists of four independent directors who meet the proposed independence requirements of the New York Stock Exchange. The purpose of the compensation committee is to approve and evaluate the compensation plans, policies and programs applicable to our executives, including the administration of our stock option plans and the granting of options under the plans. Among other responsibilities, the compensation committee reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and sets compensation levels based on this evaluation. The current members of the compensation committee are Messrs. Arneberg, Aronson and Munthe and Ms. Laviada. The compensation committee operates under the authority of our board of directors as provided by the terms of our By-Laws. Our board has adopted a charter for the compensation committee that provides specific guidance to the committee as to its role and responsibility.

     Our audit committee consists of three independent directors who meet the existing and proposed independence requirements of the New York Stock Exchange. The purpose of the audit committee is to assist our board of directors in the oversight of (i) the integrity of our financial statements, (ii) the qualifications and independence of our independent auditor, (iii) the performance of our internal audit function and our independent auditors and (iv) our compliance with related legal and regulatory requirements. In furtherance of this purpose, the audit committee regularly reviews and discusses with management and our independent auditor our annual audited and quarterly financial statements. The audit committee has the sole authority to appoint or replace our independent auditor (subject to shareholder ratification) and to approve all audit engagement fees and terms and all non-audit engagements with the independent auditor. The current members of the audit committee are Messrs. Arneberg, Aronson and Munthe. The audit committee operates under the authority of our board of directors as provided by the terms of our By-Laws. Our board has adopted a charter for the audit committee that provides specific guidance to the committee as to its role, responsibility and compliance with the Securities and Exchange Commission’s audit committee rules.

     Our nominating and director affairs committee consists of three independent directors who meet the proposed independence requirements of the New York Stock Exchange. The purpose of the nominating and director affairs committee is to assist the board by identifying qualified individuals for nomination as members of the board of directors and of board committees, to recommend to the board corporate governance guidelines, to review and make recommendations to the board concerning board committee structure, operations and board reporting, to evaluate board and management performance, and to assist the board in its oversight of our financial affairs. The current members of the nominating and director affairs committee are Messrs. Pritzker, Grundekjoen and Ofer. The nominating and director affairs committee operates under the authority of our board of directors as provided by the terms of our By-Laws. Our board has adopted a charter for the nominating and director affairs committee that provides specific guidance to the committee as to its role and responsibility.

     For the term of our board of directors, see the Directors and Senior Management section of this Item 6.

Employees

     As of December 31, 2002, we employed approximately 2,700 full-time and 500 part-time employees in our shoreside operations worldwide. We also employed approximately 24,600 crew and staff for our ships. As of December 31, 2002, approximately 70% of our shipboard employees were covered by collective bargaining agreements. We believe that our relationship with our employees is good.

Share Ownership

     The beneficial ownership of shares of our common stock as of February 21, 2003 of our directors and members of our executive planning committee is as follows:

			Percent of
Name	Number of Shares		Common Stock

Tor B. Arneberg	72,334	(1)	Less than 1%
Bernard W. Aronson	72,334	(2)	Less than 1%
Bonnie S. Biumi	58,740	(3)	Less than 1%
John D. Chandris	48,667	(4)	Less than 1%
Richard D. Fain	2,812,707	(5)	1.3%
Adam M. Goldstein	244,336	(6)	Less than 1%
Arvid Grundekjoen	19,667	(7)	Less than 1%
Laura Laviada	48,667	(8)	Less than 1%
Gert W. Munthe	—	(9)	—
Thomas H. Murphy	62,449	(10)	Less than 1%
Eyal Ofer	72,334	(11)	Less than 1%
Thomas J. Pritzker	30,334	(12)	Less than 1%
William K. Reilly	34,851	(13)	Less than 1%
Edwin W. Stephan	323,334	(14)	Less than 1%
Arne Wilhelmsen	46,481,664	(15)	24.0%
Jack L. Williams	425,103	(16)	Less than 1%

(1)	Amount represents 72,334 options that will vest on or before May 1, 2003 and which are exercisable as follows: (i) 15,000 are exercisable at $14.16 per share and expire on May 20, 2004; (ii) 10,000 are exercisable at $14.38 per share and expire on June 13, 2006; (iii) 12,000 are exercisable at $26.75 per share and expire on September 24, 2008; (iv) 12,000 are exercisable at $28.88 per share and expire on March 31, 2010; (v) 6,667 are exercisable at $20.30 per share and expire on December 4, 2010, and (vi) 16,667 are exercisable at $9.55 per share and expire on October 16, 2011. Amount does not include 47,666 unvested options.

(2)	Amount represents 72,334 options that will vest on or before May 1, 2003 and which are exercisable as follows: (i) 15,000 are exercisable at $14.16 per share and expire on May 20, 2004; (ii) 10,000 are exercisable at $14.38 per share and expire on June 13, 2006; (iii) 12,000 are exercisable at $26.75 per share and expire on September 24, 2008; (iv) 12,000 are exercisable at $28.88 per share and expire on March 31, 2010; (v) 6,667 are exercisable at $20.30 per share and expire on December 4, 2010, and (vi) 16,667 are exercisable at $9.55 per share and expire on October 16, 2011. Amount does not include 47,666 unvested options.

(3)	Amount includes 57,268 options that will vest on or before May 1, 2003 and which are exercisable as follows: (i) 17,100 are exercisable at $41.63 per share and expire on May 21, 2009; (ii) 9,000 are exercisable at $48.00 per share and expire on February 4, 2010; (iii) 4,500 are exercisable at $28.78 per share and expire on March 3, 2010; (iv) 15,000 are exercisable at $20.30 per share and expire on December 4, 2010; and (v) 11,668 are exercisable at $9.90 per share and expire on October 12, 2011. Amount does not include 52,732 unvested options.

(4)	Amount represents 48,667 options that will vest on or before May 1, 2003 and which are exercisable as follows: (i) 15,000 are exercisable at $21.92 per share and expire on September 25, 2007; (ii) 12,000 are exercisable at $28.88 per share and expire on March 31, 2010; (iii) 6,667 are exercisable at $20.30 per share and expire on December 4, 2010; and (iv) 15,000 are exercisable at $9.55 per share and expire on October 16, 2011. Amount does not include 41,333 unvested options.

(5)	Amount includes (i) 1,189,500 shares of common stock covered by options that will vest on or before May 1, 2003; (ii) 1,071,412 shares of common stock held by Monument Capital Corporation, a Liberian Corporation as nominee for various trusts primarily for the benefit of certain members of the Fain family; (iii) 536,040 shares of common stock issued to a trust for the benefit of Mr. Fain; and (iv) 247 shares of common stock held by Mr. Fain’s minor daughter. Mr. Fain disclaims beneficial ownership of some or all of the shares of common stock referred to in (ii), (iii) and (iv) above. Of the 1,189,500 shares of common stock covered by the foregoing vested options (A) 354,714 are exercisable at $9.00 per share and will generally expire on the termination of Mr. Fain’s employment; (B) 50,000 are exercisable at $13.78 per share and expire on February 3, 2005; (C) 20,286 are exercisable at $11.19 per share and expire on January 2, 2006; (D) 100,000 are exercisable at $13.31 per share and expire on October 15, 2006; (E) 200,000 are exercisable at $25.59 per share and expire on January 27, 2008; (F) 79,500 are exercisable at $35.09 per share and expire on February 5, 2009; (G) 90,000 are exercisable at $48.00 per share and expire on February 4, 2010; (H) 45,000 are exercisable at $28.78 per share and expire on March 3, 2010; (I) 100,000 are exercisable at $20.30 per share and expire on December 4, 2010; and (J) 150,000 are exercisable at $9.90 per share and expire on October 12, 2011. Amount does not include 460,500 unvested stock options held by Mr. Fain.

(6)	Amount includes (i) 211,751 options that will vest on or before May 1, 2003; (ii) 27,915 shares of common stock held jointly by Mr. Goldstein and his wife; and (iii) 4,670 shares of common stock issued to Mr. Goldstein’s minor children. Of the 211,751 shares of stock covered by the foregoing vested options, (A) 20,000 are exercisable at $13.44 per share and expire on December 31, 2003; (B) 12,500 are exercisable at $11.19 per share and expire on January 2, 2006; (C) 50,000 are exercisable at $13.31 per share and expire on October 15, 2006; (D) 40,000 are exercisable at $27.02 per share and expire on February 26, 2008; (E) 28,000 are exercisable at $35.09 per share and expire on February 5, 2009; (F) 15,000 are exercisable at $48.00 per share and expire on February 4, 2010; (G) 6,250 are exercisable at $28.78 per share and expire on March 3, 2010; (H) 16,667 are exercisable at $20.30 per share and expire on December 4, 2010; and (I) 23,334 are exercisable at $9.90 per share and expire on October 12, 2011. Amount does not include 98,249 unvested options.

(7)	Amount includes 16,667 options that will vest on or before May 1, 2003 and which are exercisable as follows: (i) 6,667 at $20.30 per share and expire on December 4, 2010; and (ii) 10,000 at $9.55 per share and expire on October 16, 2011. Amount does not include 23,333 unvested options.

(8)	Amount represents 48,667 options that will vest on or before May 1, 2003 and which are exercisable as follows: (i) 15,000 are exercisable at $18.06 per share and expire on July 11, 2007; (ii) 12,000 are exercisable at $28.88 per share and expire on March 31, 2010; (iii) 6,667 are exercisable at $20.30 per share and expire on December 4, 2010; and (iv) 15,000 are exercisable at $9.55 per share and expire on October 16, 2011. Amount does not include 41,333 unvested options.

(9)	Amount does not include 20,000 unvested options.

(10)	Amount includes 62,101 options that will vest on or before May 1, 2003 and which are exercisable as follows: (i) 11,100 are exercisable at $41.63 per share and expire on May 21, 2009; (ii) 12,000 are exercisable at $48.00 per share and expire on February 4, 2010; (iii) 6,000 are exercisable at $28.78 per share and expire on March 3, 2010; (iv) 16,667 are exercisable at $20.30 per share and expire on December 4, 2010; and (v) 16,334 are exercisable at $9.90 per share and expire on October 12, 2011. Amount does not include 61,899 unvested options.

(11)	Amount represents 72,334 options that will vest on or before May 1, 2003 and which are exercisable as follows: (i) 15,000 are exercisable at $11.19 per share and expire on June 12, 2005; (ii) 10,000 are exercisable at $14.38 per share and expire on June 13, 2006; (iii) 12,000 are exercisable at $26.75 per share and expire on September 24, 2008; (iv) 12,000 are exercisable at $28.88 per share and expire on March 31, 2010; (v) 6,667 are exercisable at $20.30 per share and expire on December 4, 2010; and (vi) 16,667 are exercisable at $9.55 per share and expire on October 16, 2011. Amount does not include (A) 47,666 unvested options and (B) 48,281,900 shares held by Cruise Associates. See Item 7. Major Shareholders and Related Party Transactions.

(12)	Amount represents 30,334 options that will vest on or before May 1, 2003 and which are exercisable as follows: (i) 12,000 are exercisable at $28.88 per share and expire on March 31, 2010; (ii) 6,667 are exercisable at $20.30 per share and expire on December 4, 2010; and (iii) 11,667 are exercisable at $9.55 per share and expire on October 16, 2011. Amount does not include (A) 34,666 unvested options and (B) 48,281,900 shares held by Cruise Associates. See Item 7. Major Shareholders and Related Party Transactions.

(13)	Amount includes 32,001 options that will vest on or before May 1, 2003 and which are exercisable as follows: (i) 12,000 are exercisable at $28.88 per share and expire on March 31, 2010; (ii) 6,667 are exercisable at $20.30 per share and expire on December 4, 2010; and (iii) 13,334 are exercisable at $9.55 per share and expire on October 16, 2011. Amount does not include 37,900 unvested options.

(14)	Amount includes 73,334 options that will vest on or before May 1, 2003 and which are exercisable as follows: (i) 40,000 are exercisable at $13.44 per share and expire on December 31, 2003; (ii) 10,000 are exercisable at $14.38 per share and expire on June 13, 2006; (iii) 6,667 are exercisable at $20.30 per share and expire on December 4, 2010; and (iv) 16,667 are exercisable at $9.55 per share and expire on October 16, 2011. Amount does not include 36,666 unvested options.

(15)	Amount includes (i) 46,409,330 shares held by A. Wilhelmsen AS., a Norwegian corporation and (ii) 72,334 shares of common stock covered by options that will vest on or before May 1, 2003. See Item 7. Major Shareholders and Related Party Transactions. Mr. Wilhelmsen disclaims beneficial ownership of some of the shares of common stock referred to in (i) above. Of the 72,334 options (A) 15,000 are exercisable at $14.16 per share and expire on May 20, 2004; (B) 10,000 are exercisable at $14.38 per share and expire on June 13, 2006; (C) 12,000 are exercisable at $26.75 per share and expire on September 24, 2008; (D) 12,000 are exercisable at $28.88 per share and expire on March 31, 2010; (E) 6,667 are exercisable at $20.30 per share and expire on December 4, 2010; and (F) 16,667 are exercisable at $9.55 per share and expire on October 16, 2011. Amount does not include 47,666 unvested stock options held by Mr. Wilhelmsen.

(16)	Amount includes 405,668 options that will vest on or before May 1, 2003 and which are exercisable as follows: (i) 65,000 are exercisable at $12.16 per share and expire on January 6, 2007; (ii) 80,000 are exercisable at $27.02 per share and expire on February 26, 2008; (iii) 40,000 are exercisable at $35.09 per share and expire on February 5, 2009; (iv) 36,000 are exercisable at $48.00 per share and expire on February 4, 2010; (v) 18,000 are exercisable at $28.78 per share and expire on March 3, 2010; (vi) 66,667 are exercisable at $20.30 per share and expire on December 4, 2010; and (vii) 100,001 are exercisable at $9.90 per share and expire on October 12, 2011. Amount does not include 279,332 unvested options.

Item 7. Major Shareholders and Related Party Transactions

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 21, 2003, unless otherwise specified, by each person who is known by us to own beneficially more than 5% of the outstanding common stock.

	Number of
	Shares
	of
	Common	Percentage
Name	Stock	Ownership

A. Wilhelmsen AS.(1)	46,409,330	24.0%
Cruise Associates(2)	48,281,900	25.0%
Putnam, LLC d/b/a Putnam Investments(3)	15,838,743	8.2%

(1)	A.Wilhelmsen AS. is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway. A. Wilhelmsen AS. disclaims beneficial ownerhsip of 3,442,858 of the above stated shares.

(2)	Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family.

(3)	According to a Schedule 13G filed by Putnam Investments on February 14, 2003 with the United States Securities and Exchange Commission, Putnam Investments beneficially owns 15,838,743 shares of our common stock. According to the Schedule 13G, securities reported as being beneficially owned by Putnam Investments consist of securities beneficially owned by subsidiaries of Putnam Investments which are registered investment advisors, which in turn include securities beneficially owned by clients of such investment advisors, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.

A. Wilhelmsen AS. and Cruise Associates are parties to a shareholders agreement on certain matters relative to our organization and operation and certain matters concerning their respective ownership of our voting stock. During the term of the shareholders agreement, A. Wilhelmsen AS. and Cruise Associates have agreed to vote their shares of common stock in favor of the following individuals as our directors: (i) up to four nominees of A. Wilhelmsen AS. (at least one of whom must be independent); (ii) up to four nominees of Cruise Associates (at least one of whom must be independent); and (iii) one nominee who must be Richard D. Fain or such other individual who is then employed as our Chief Executive Officer. In connection with our acquisition of Celebrity, A. Wilhelmsen AS. and Cruise Associates have agreed to vote their shares of common stock in favor of the election of one additional director to be nominated by Archinav Holdings, Ltd., for a specified period until 2004. In addition, until either of them should decide otherwise, A. Wilhelmsen AS. and Cruise Associates have agreed to vote their shares of common stock in favor of Edwin W. Stephan and William K. Reilly as our directors.

     Of the current directors, A. Wilhelmsen AS. nominated Tor B. Arneberg, Arvid Grundekjoen, Gert W. Munthe and Arne Wilhelmsen, and Cruise Associates nominated Bernard W. Aronson, Laura Laviada, Eyal Ofer and Thomas J. Pritzker. Archinav Holdings, Ltd. nominated John D. Chandris.

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

     In 2002, William K. Reilly, one of our directors, provided environmental consulting services to us for which he was paid $300,000. This arrangement has been renewed for 2003 on the same terms.

     As of February 21, 2003 there were 1,072 record holders of our common stock in the United States, holding 63,415,727 shares or approximately 32.85% of the total outstanding common stock.

Item 8.     Financial Information

Consolidated Statements and Other Financial Information

     Our Consolidated Financial Statements have been prepared in accordance with Item 18. Financial Statements and are included beginning on page F-1 of this report.

Litigation

     In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit sought payment of (i) the wages alleged to be owed, (ii) penalty wages under 46 United States Code Section 10313 and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action.

     In October 2002, we entered into settlement agreements in connection with both lawsuits. Under the terms of the settlement agreements, we could be required to make aggregate payments of $20.0 million, for which we recorded a reserve as of September 30, 2002.

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

     For our policy on dividend distributions, see Item 7. Major Shareholders and Related Party Transactions.

Item 9.     The Offer and Listing

Markets

     Our common stock is listed on the New York Stock Exchange (“NYSE”) and the Oslo Stock Exchange (“OSE”) under the symbol “RCL”. The table below sets forth the intra-day high and low prices of our common stock for the five most recent fiscal years, the two most recent years by quarter, and the most recent six months:

		NYSE		OSE
		Common Stock		Common Stock(1)

	High	Low	High	Low

Previous Five Years:
2002	$24.38	$14.00	210.36	104.36
2001	30.25	7.75	266.00	67.50
2000	56.38	16.13	446.00	152.00
1999	58.88	31.38	450.00	246.00
1998	43.91	17.00	327.50	137.00
Previous Two Years (by quarter):
2002
Fourth Quarter	22.44	15.00	165.18	111.32
Third Quarter	20.59	14.00	156.70	104.36
Second Quarter	24.38	19.35	203.52	145.04
First Quarter	23.95	16.03	210.36	142.32
2001
Fourth Quarter	17.60	8.32	168.50	91.00
Third Quarter	24.88	7.75	221.00	67.50
Second Quarter	23.09	18.65	210.50	171.00
First Quarter	30.25	19.87	266.00	184.50
Previous Six Months:
February 2003	15.93	12.72	110.84	89.83
January 2003	18.21	14.98	126.65	103.13
December 2002	22.30	16.51	163.12	114.47
November 2002	22.44	18.03	165.18	133.11
October 2002	20.20	15.00	152.91	111.32
September 2002	17.75	14.00	132.53	104.36

(1)	Denominated in Norwegian kroner.

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

	Zero Coupon Debt		Liquid Yield Option™
	Securities		Notes

	High	Low	High	Low

Previous Two Years:
2002	$456.58	$347.39	$408.13	$316.85
2001	441.56	268.71	416.91	207.50
Previous Two Years (by quarter):
2002
Fourth Quarter	456.58	377.87	408.13	339.38
Third Quarter	406.10	367.26	366.25	329.38
Second Quarter	456.04	395.87	385.00	361.25
First Quarter	436.10	347.39	377.50	316.85
2001
Fourth Quarter	357.56	268.71	356.65	207.50
Third Quarter	441.56	284.58	371.95	346.25
Second Quarter	411.72	387.11	390.10	347.72
First Quarter	—	—	416.91	365.00
Previous Six Months:
February 2003	418.99	392.13	390.00	375.00
January 2003	430.65	404.68	393.75	385.00
December 2002	452.76	410.50	405.00	383.75
November 2002	456.58	412.23	408.13	365.00
October 2002	430.36	377.87	372.50	339.38
September 2002	397.03	367.26	343.13	329.38

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

     Our Articles of Incorporation prohibit any person, other than our two existing largest shareholders, from owning, as determined for purposes of Section 883(c)(3) of the United States Internal Revenue Code of 1986 as amended, and the regulations promulgated thereunder, shares that give such person in the aggregate more than 4.9% of the relevant class or classes or our common stock. Our Articles of Incorporation provide for the lapse of rights, and sale, of any shares acquired in excess of such limit. See Taxation of the Company within Item 4. for an explanation of this restriction.

     Our By-Laws require advance notice of shareholder proposals and require the vote of holders of at least 50% of our outstanding shares of common stock to call a special shareholders meeting. Our Articles of Incorporation provide for the division of our board of directors into three classes with directors in each class holding office for staggered terms of three years each. The Articles of Incorporation also require, with certain exceptions, the authorization of the affirmative vote of holders of not less than two-thirds of our outstanding shares of common stock to amend the Articles of Incorporation. The provisions described in this paragraph are referred to as “Shareholder Protection Measures”. The Shareholder Protection Measures are intended to enable our board of directors to effectively respond to third party proposals for the acquisition or restructuring of our company in a manner that protects our best interests and those of our shareholders. However, these provisions may adversely affect the market price of our shares if they are viewed as discouraging takeover attempts, or they may prevent our shareholders from receiving a premium above market price from a potential bidder in a takeover context.

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

     Third Supplemental Indenture dated as of September 18, 1995 between us, as Issuer, and The Bank of New York, as Trustee. We issued $150.0 million aggregate principal amount of 7 1/8% Senior Notes due 2002 at a price of 98.644%, net of underwriting discount. The notes were unsecured and were paid down upon maturity in September 2002.

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

     Seventh Supplemental Indenture dated as of March 16, 1998 between us, as Issuer, and The Bank of New York, as Trustee. We issued $150.0 million aggregate principal amount of 6 3/4% Senior Notes due 2008 at a price of 98.778%, net of underwriting. The notes are unsecured and are not redeemable prior to maturity.

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

     Amended and Restated Credit Agreement dated as of June 28, 1996 among us and various financial institutions and the Bank of Nova Scotia as Administrative Agent. Under our unsecured revolving credit facility, we can have outstanding up to $1.0 billion until June 2003. The unsecured revolving credit facility bears interest at LIBOR plus 0.45% on balances outstanding and a 0.20% facility fee. The margin and facility fee vary with our debt rating. The unsecured revolving credit facility contains covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage and limit our debt to capital ratio.

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

     Implementation Agreement dated as of November 19, 2001 between us and P&O Princess. The agreement governed the implementation of the now terminated dual-listed company merger between us and P&O Princess and stipulated the conditions precedent which must be satisfied or waived prior to completion of the dual-listed company merger.

     Joint Venture Agreement dated as of November 19, 2001 among P&O Princess, Joex Limited and us. This agreement created a now terminated joint venture between P&O Princess and us to jointly create and operate a cruise line company to target customers in southern Europe.

     Agreement dated October 25, 2002 among P&O Princess, Joex Limited and us by which P&O Princess agreed to pay us a break fee in connection with the termination of the proposed combination of P&O Princess and us, and the parties agreed to terminate effective January 1, 2003, the venture to jointly create and operate a cruise line company to target customers in southern Europe.

     Amended and Restated Registration Rights Agreement dated as of July 30, 1997 among us, A. Wilhelmsen AS., Cruise Associates, Monument Capital Corporation, Archinav Holdings, Ltd. and Overseas Cruiseship, Inc. Pursuant to this agreement, A. Wilhelmsen AS. and Cruise Associates have the right on a specified number of occasions to require, subject to certain qualifications and limitations, that we effect the registration under the United States Securities Act of 1933 of all or a specified number of shares of common stock. Each of A. Wilhelmsen AS. and Cruise Associates has certain additional registration rights at such time or times as we publicly offer securities. Monument Capital Corporation and Archinav Holdings, Ltd. are also parties to the registration rights agreement and may exercise such rights as provided by the registration rights agreement.

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

     Lease dated as of December 1, 1997 between the City of Wichita, Kansas and us, as amended by a First Supplemental Lease Agreement dated December 1, 2000. We entered into a lease of approximately 89,000 square feet of office space in Wichita, Kansas which is used primarily as an additional reservation center. The City of Wichita issued industrial revenue bonds in the aggregate principal amount of $25,800,000 to acquire, renovate and equip the building. The bonds are secured by the property and the rentals under the lease. We have the right to purchase the building and land for a nominal amount upon repayment of the bonds.

Exchange Controls

     There are now no exchange control restrictions on remittances of dividends on our common stock or on the conduct of our operations in Liberia by reason of our incorporation in Liberia.

Taxation

     Since (1) we are and intend to maintain our status as a “non-resident corporation” under the Internal Revenue Code of Liberia and (2) our ship-owning subsidiaries are not now engaged, and are not in the future expected to engage, in any business in Liberia, including voyages exclusively within the territorial waters of the Republic of Liberia, we have been advised by Watson, Farley & Williams, our special Liberian counsel, that under current Liberian law, no Liberian taxes or withholding will be imposed on payments to holders of our securities other than to a holder that is a resident Liberian entity or a resident individual or entity or a citizen of Liberia.

Documents on Display

     Our Restated Articles of Incorporation, By-Laws, and material contracts are filed as exhibits to this Annual Report on Form 20-F.

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

     Our quantitative and qualitative disclosures about market risk are included in Item 5. Operating and Financial Review and Prospects.

Item 12.     Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15.     Controls and Procedures

     Within the 90-day period prior to the filing of this report, we carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Acting Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures and concluded that those controls and procedures were effective.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date the controls were evaluated.

Item 16.     Reserved

PART III

Item 17.     Financial Statements

     Our Consolidated Financial Statements have been prepared in accordance with Item 18. Financial Statements

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

ROYAL CARIBBEAN CRUISES LTD. (Registrant)

Date: March 24, 2003	By:	/s/ BONNIE S. BIUMI Bonnie S. Biumi Acting Chief Financial Officer

CERTIFICATIONS

I, Richard D. Fain, certify that:

1.	I have reviewed this annual report on Form 20-F of Royal Caribbean Cruises Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

/s/ RICHARD D. FAIN Richard D. Fain Chief Executive Officer

I, Bonnie S. Biumi, certify that:

1.	I have reviewed this annual report on Form 20-F of Royal Caribbean Cruises Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

/s/ BONNIE S. BIUMI Bonnie S. Biumi Acting Chief Financial Officer

ROYAL CARIBBEAN CRUISES LTD.

Report of Independent Certified Public Accountants

To the Shareholders and Directors
of Royal Caribbean Cruises Ltd.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders’ equity present fairly, in all material respects, the financial position of Royal Caribbean Cruises Ltd. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Miami, Florida
February 28, 2003

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2002	2001	2000

	(in thousands, except per share data)
INCOME STATEMENT
Revenues	$3,434,347	$3,145,250	$2,865,846

Expenses
Operating	2,113,217	1,934,391	1,652,459
Marketing, selling and administrative	431,055	454,080	412,799
Depreciation and amortization	339,100	301,174	231,048

	2,883,372	2,689,645	2,296,306

Operating Income	550,975	455,605	569,540

Other Income (Expense)
Interest income	12,413	24,544	7,922
Interest expense, net of capitalized interest	(266,842)	(253,207)	(154,328)
Other income (expense)	54,738	27,515	22,229

	(199,691)	(201,148)	(124,177)

Net Income	$351,284	$254,457	$445,363

EARNINGS PER SHARE:
Basic	$1.82	$1.32	$2.34

Diluted	$1.79	$1.32	$2.31

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED BALANCE SHEETS

	As of December 31,

	2002	2001

	(in thousands, except share data)
ASSETS
Current Assets
Cash and cash equivalents	$242,584	$727,178
Trade and other receivables, net	79,535	72,196
Inventories	37,299	33,493
Prepaid expenses and other assets	88,325	53,247

Total current assets	447,743	886,114
Property and Equipment — at cost less accumulated depreciation and amortization	9,276,484	8,605,448
Goodwill — less accumulated amortization of $138,606	278,561	278,561
Other Assets	535,743	598,659

	$10,538,531	$10,368,782

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current portion of long-term debt	$122,544	$238,581
Accounts payable	171,153	144,070
Accrued expenses and other liabilities	308,281	283,913
Customer deposits	567,955	446,085

Total current liabilities	1,169,933	1,112,649
Long-Term Debt	5,322,294	5,407,531
Other Long-Term Liabilities	11,610	92,018
Commitments and Contingencies (Note 12)

Shareholders’ Equity
Common stock ($.01 par value; 500,000,000 shares authorized; 192,982,513 and 192,310,198 shares issued)	1,930	1,923
Paid-in capital	2,053,649	2,045,904
Retained earnings	1,982,580	1,731,423
Accumulated other comprehensive income (loss)	3,693	(16,068)
Treasury stock (515,868 and 475,524 common shares at cost)	(7,158)	(6,598)

Total shareholders’ equity	4,034,694	3,756,584

	$10,538,531	$10,368,782

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2001	2000

	(in thousands)
OPERATING ACTIVITIES
Net income	$351,284	$254,457	$445,363
Adjustments:
Depreciation and amortization	339,100	301,174	231,048
Accretion of original issue discount	46,796	36,061	—
Changes in operating assets and liabilities:
Increase in trade and other receivables, net	(7,339)	(18,587)	(150)
Increase in inventories	(3,806)	(3,378)	(3,717)
(Increase) decrease in prepaid expenses and other assets	(8,469)	3,305	1,865
Increase (decrease) in accounts payable	27,083	(14,073)	55,102
(Decrease) increase in accrued expenses and other liabilities	(2,240)	75,645	(8,204)
Increase (decrease) in customer deposits	121,870	2,674	(21,622)
Other, net	6,191	(3,589)	3,631

Net cash provided by operating activities	870,470	633,689	703,316

INVESTING ACTIVITIES
Purchases of property and equipment	(689,991)	(1,737,471)	(1,285,649)
Investment in convertible preferred stock	—	—	(305,044)
Net proceeds from ship transfer to joint venture	—	—	47,680
Other, net	(6,275)	(46,501)	(21,417)

Net cash used in investing activities	(696,266)	(1,783,972)	(1,564,430)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net	—	1,834,341	1,195,000
Repayments of long-term debt	(603,270)	(45,553)	(128,086)
Dividends	(100,127)	(99,955)	(94,418)
Other, net	44,599	10,818	2,958

Net cash (used in) provided by financing activities	(658,798)	1,699,651	975,454

Net (Decrease) Increase in Cash and Cash Equivalents	(484,594)	549,368	114,340
Cash and Cash Equivalents at Beginning of Year	727,178	177,810	63,470

Cash and Cash Equivalents at End of Year	$242,584	$727,178	$177,810

SUPPLEMENTAL DISCLOSURES
Cash paid during the year for:
Interest, net of amount capitalized	$236,523	$203,038	$146,434

Noncash investing and financing activities:
Acquisition of ship through debt	$319,951	$326,738	$—

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated
					Other
					Comprehensive		Total
	Preferred	Common	Paid-in	Retained	Income	Treasury	Shareholders'
	Stock	Stock	Capital	Earnings	(Loss)	Stock	Equity

		(in thousands)
Balances at January 1, 2000	$172,200	$1,812	$1,866,647	$1,225,976	$—	$(5,479)	$3,261,156
Issuance under preferred stock conversion	(172,200)	106	172,094	—	—	—	—
Issuance under employee related plans	—	3	4,370	—	—	(559)	3,814
Preferred stock dividends	—	—	—	(3,121)	—	—	(3,121)
Common stock dividends	—	—	—	(91,297)	—	—	(91,297)
Net income	—	—	—	445,363	—	—	445,363

Balances at December 31, 2000	—	1,921	2,043,111	1,576,921	—	(6,038)	3,615,915
Issuance under employee related plans	—	2	2,793	—	—	(560)	2,235
Common stock dividends	—	—	—	(99,955)	—	—	(99,955)
Transition adjustment SFAS No. 133	—	—	—	—	7,775	—	7,775
Changes related to cash flow derivative hedges	—	—	—	—	(23,843)	—	(23,843)
Net income	—	—	—	254,457	—	—	254,457

Balances at December 31, 2001	—	1,923	2,045,904	1,731,423	(16,068)	(6,598)	3,756,584
Issuance under employee related plans	—	7	7,745	—	—	(560)	7,192
Common stock dividends	—	—	—	(100,127)	—	—	(100,127)
Changes related to cash flow derivative hedges	—	—	—	—	19,761	—	19,761
Net income	—	—	—	351,284	—	—	351,284

Balances at December 31, 2002	$—	$1,930	$2,053,649	$1,982,580	$3,693	(7,158)	$4,034,694

     Comprehensive income is as follows:

	Year Ended December 31,

	2002	2001	2000

	(in thousands)
Net income	$351,284	$254,457	$445,363
Transition adjustment SFAS No. 133	—	7,775	—
Changes related to cash flow derivative hedges	19,761	(23,843)	—

Total comprehensive income	$371,045	$238,389	$445,363

The accompanying notes are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL

Description of Business

     We are a global cruise company. We operate two cruise brands, Royal Caribbean International and Celebrity Cruises, with 16 cruise ships and 9 cruise ships, respectively, at December 31, 2002. Our ships operate on a selection of worldwide itineraries that call on approximately 200 destinations.

Basis for Preparation of Consolidated Financial Statements

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and are presented in United States dollars. Estimates are required for the preparation of financial statements in accordance with generally accepted accounting principles. Actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

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

Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. We capitalize interest as part of the cost of construction. Improvement costs that we believe add value to our ships are capitalized as additions to the ship and depreciated over the improvements’ estimated useful lives, while costs of repairs and maintenance are charged to expense as incurred. We review long-lived assets for impairment whenever events or changes in circumstances indicate, based on estimated future cash flows, that the carrying amount of these assets may not be fully recoverable.

     Depreciation of property and equipment, which includes amortization of ships under capital leases, is computed using the straight-line method over estimated useful lives of primarily 30 years for ships, three to twelve years for other property and equipment and the shorter of the lease term or related asset life for leasehold improvements. (See Note 4 — Property and Equipment.)

Advertising Costs

     Advertising costs are expensed as incurred except those costs which result in tangible assets, such as brochures, which are treated as prepaid expenses and charged to expense as consumed. Advertising expenses consist of media advertising as well as brochure, production and direct mail costs. Media advertising was $97.9 million, $103.4 million and $98.9 million, and brochure, production and direct mail costs were $69.5 million, $77.5 million and $79.2 million for the years 2002, 2001 and 2000, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Drydocking

     Drydocking costs are accrued evenly over the period to the next scheduled drydocking and are included in accrued expenses and other liabilities.

Financial Instruments

     We enter into various forward, swap and option contracts to manage our interest rate exposure and to limit our exposure to fluctuations in foreign currency exchange rates and fuel prices.

     Derivative instruments are recorded on the balance sheet at their fair value. On an ongoing basis, we assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in fair value or cash flow of hedged items and therefore qualify as either a fair value or cash flow hedge. A derivative instrument that hedges the exposure to changes in the fair value of a recognized asset or liability, or a firm commitment is designated as a fair value hedge. A derivative instrument that hedges a forecasted transaction or the variability of cash flows related to a recognized liability is designated as a cash flow hedge.

     Unrealized gains and losses on fair value hedges are recorded on the balance sheet as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments. Realized gains and losses on foreign currency forward contracts that hedge foreign currency denominated firm commitments related to ships under construction are included in the cost basis of the ships. Realized gains and losses on all other fair value hedges are recognized in earnings as offsets to the related hedged items. For derivative instruments that qualify as cash flow hedges, the effective portions of changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings. All other portions of changes in the fair value of cash flow hedges are recognized in earnings currently.

     Our risk-management policies and objectives for holding hedging instruments have not changed with the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 133 on January 1, 2001. The implementation of SFAS No. 133 did not have a material impact on our results of operations or financial position at adoption or during the twelve months ended December 31, 2001.

Foreign Currency Transactions

     The majority of our transactions are settled in United States dollars. Gains or losses resulting from transactions denominated in other currencies and remeasurements of other currencies are recognized in income currently.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

     We account for stock-based compensation using the intrinsic value method. Had the fair value method been used to account for such compensation, compensation costs would have reduced net income and earnings per share as follows (in thousands, except per share data):

	Year Ended December 31,

	2002	2001	2000

Net income, as reported	$351,284	$254,457	$445,363
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(20,544)	(37,017)	(28,797)

Pro forma net income	$330,740	$217,440	$416,566

Earnings per share:
Basic – as reported	$1.82	$1.32	$2.34
Basic – pro forma	$1.72	$1.13	$2.19
Diluted – as reported	$1.79	$1.32	$2.31
Diluted – pro forma	$1.69	$1.13	$2.18

     The weighted-average fair value of options granted during 2002, 2001 and 2000 was $6.84, $4.35 and $12.43 per share, respectively. Fair value information for our stock options was estimated using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	2002	2001	2000

Dividend yield	2.7%	2.5%	2.0%
Expected stock price volatility	42.9%	43.3%	38.4%
Risk-free interest rate	3%	4%	6%
Expected option life	5 years	5 years	6 years

Segment Reporting

     We operate two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands have been aggregated as a single operating segment based on the similarity of their economic characteristics as well as product and services provided.

     Information by geographic area is shown in the table below. Revenues are attributed to geographic areas based on the source of the guest.

	2002	2001	2000

Revenues:
United States	82%	81%	82%
All Other Countries	18%	19%	18%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting Pronouncements

     Goodwill represents the excess of cost over the fair value of net assets acquired, and prior to January 1, 2002, it was amortized over 40 years using the straight-line method. Upon adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, we ceased to amortize goodwill. Goodwill amortization was $10.4 million in 2001 and 2000. In addition, we were required to perform an initial impairment review of our goodwill upon adoption, annually thereafter and whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. We completed our initial and annual impairment tests and determined that goodwill was not impaired. For the years ended December 31, 2001 and 2000, net income, excluding the amortization of goodwill, would have been $264.9 million and $455.8 million, respectively. Basic and diluted earnings per share would have been $1.38 and $1.37, respectively, for 2001 and $2.40 and $2.36, respectively, for 2000.

     In January 2002, we adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires the measurement and recognition of the impairment of (i) long-lived assets to be held and used and (ii) long-lived assets to be held for sale. The implementation of SFAS No. 144 did not have a material impact on our results of operations or financial position at adoption or during the year ended December 31, 2002.

     In June 2002, the Financial Accounting Standards Board issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires that liabilities for costs associated with an exit activity or disposal of long-lived assets be recognized when the liabilities are incurred and when the fair value can be determined. SFAS No. 146 is effective for any exit or disposal activities that are initiated after December 31, 2002.

     In November 2002, Financial Accounting Standards Board Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantors, Including Indirect Guarantees of Indebtedness of Others” was issued. FIN No. 45 requires recognition of an initial liability for the fair value of the guarantor’s obligation upon issuance of a guarantee. Disclosure requirements have been expanded to include information about each guarantee, even if the likelihood of any required payment is remote. We adopted the disclosure requirements of FIN No. 45 as of December 31, 2002. The initial recognition and measurement provisions are effective on a prospective basis for guarantees issued or modified after December 31, 2002.

     In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of SFAS No. 123,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 amends the requirements of SFAS No. 123 requiring prominent disclosures in annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We continue to use the intrinsic value method and, as a result, the adoption of SFAS No. 148 had no impact on our results of operations or financial position.

     In January 2003, the Financial Accounting Standards Board issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if specific criteria are met. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. We are currently evaluating the effect that the adoption of FIN No. 46 will have on our results of operations and financial position.

     NOTE 3. TERMINATION OF PROPOSED COMBINATION WITH P&O PRINCESS

     In October 2002, our proposed combination with P&O Princess was terminated prior to its consummation and P&O Princess paid us a break fee of $62.5 million. We incurred approximately $29.5 million of merger-related costs. The net proceeds of $33.0 million were included in Other income (expense). We also agreed to terminate, effective as of January 1, 2003, our joint venture with P&O Princess. The venture was terminated before it commenced business operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

	2002	2001

Land	$7,056	$7,056
Ships	9,404,959	8,289,028
Ships under capital lease	772,096	771,131
Ships under construction	265,782	396,286
Other	378,345	366,914

	10,828,238	9,830,415
Less — accumulated depreciation and amortization	(1,551,754)	(1,224,967)

	$9,276,484	$8,605,448

     Ships under construction include progress payments for the construction of new ships as well as planning, design, interest, commitment fees and other associated costs. We capitalized interest costs of $23.4 million, $37.0 million and $44.2 million for the years 2002, 2001 and 2000, respectively. Accumulated amortization related to ships under capital lease was $159.9 million and $136.2 million at December 31, 2002 and 2001, respectively.

NOTE 5. OTHER ASSETS

     We hold convertible preferred stock in First Choice Holidays PLC denominated in British pound sterling valued at approximately $300 million. The convertible preferred stock carries a 6.75% coupon. Dividends of $20.3 million, $19.4 million and $9.2 million were earned in 2002, 2001 and 2000, respectively and recorded in Other income (expense). If fully converted, our holding would represent approximately a 17% interest in First Choice Holidays PLC.

NOTE 6. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

	2002	2001

$1 billion unsecured revolving credit facility bearing interest at LIBOR plus 0.45% on balances outstanding, 0.2% facility fee, due 2003	$—	$350,000
Senior Notes and Senior Debentures bearing interest at rates ranging from 6.75% to 8.75%, due 2004 through 2011, 2018 and 2027	1,835,591	1,950,341
Liquid Yield Option™ Notes with yield to maturity of 4.875%, due 2021	630,528	600,878
Zero Coupon Convertible Notes with yield to maturity of 4.75%, due 2021	372,774	355,628
$625 million unsecured term loan bearing interest at LIBOR plus 1.25%, due 2005	625,000	625,000
$360 million unsecured term loan bearing interest at LIBOR plus 1.0%, due 2006	360,000	360,000
$300 million unsecured term loan bearing interest at LIBOR plus 0.8%, due 2009 through 2010	300,000	300,000
Unsecured term loan bearing interest at 8.0%, due 2006	84,440	109,250
Term loans bearing interest at rates ranging from 6.7% to 8.0%, due through 2010, secured by certain Celebrity ships	466,209	506,675
Term loans bearing interest at LIBOR plus 0.45% to 1.535%, due through 2010, secured by certain Celebrity ships	379,609	78,491
Capital lease obligations with implicit interest rates ranging from 7.0% to 7.2%, due through 2011	390,687	409,849

	5,444,838	5,646,112
Less — current portion	(122,544)	(238,581)

Long-term portion	$5,322,294	$5,407,531

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

     In May 2002, we entered into a $320.0 million term loan bearing interest at a variable rate of six-month LIBOR plus 1.535%, due through 2010 and secured by Constellation. In September 2002, our $150.0 million 7.125% senior notes matured and were paid in full.

     During 2001, we drew $360.0 million under our unsecured term loan that bears interest at LIBOR plus 1.0%, due 2006. In August 2001, we entered into a $326.7 million term loan bearing interest at a fixed rate of 8.0%, due in 2010 and secured by Summit.

     In May 2001, we received net proceeds of $339.4 million from the issuance of Zero Coupon Convertible Notes, due 2021. In February 2001, we received net proceeds of $494.6 million and $560.8 million from the issuance of 8.75% Senior Notes due 2011 and Liquid Yield Option™ Notes due 2021, respectively.

     The Liquid Yield Option™ Notes and the Zero Coupon Convertible Notes are zero coupon bonds with yields to maturity of 4.875% and 4.75%, respectively, due 2021. Each Liquid Yield Option™ Note and Zero Coupon Convertible Note was issued at a price of $381.63 and $391.06, respectively, and will have a principal amount at maturity of $1,000. The Liquid Yield Option™ Notes and Zero Coupon Convertible Notes are convertible at the option of the holder into 17.7 million and 13.8 million shares of common stock, respectively, if the market price of our common stock reaches certain levels. These conditions were not met at December 31, 2002 for the Liquid Yield Option™ Notes or the Zero Coupon Convertible Notes and therefore, the shares issuable upon conversion are not included in the earnings per share calculation.

     We may redeem the Liquid Yield Option™ Notes beginning on February 2, 2005, and the Zero Coupon Convertible Notes beginning on May 18, 2006, at their accreted values for cash as a whole at any time, or from time to time in part. Holders may require us to purchase any outstanding Liquid Yield Option™ Notes at their accreted value on February 2, 2005 and February 2, 2011 and any outstanding Zero Coupon Convertible Notes at their accreted value on May 18, 2004, May 18, 2009, and May 18, 2014. We may choose to pay the purchase price in cash or common stock or a combination thereof. In addition, we have a three-year $345.8 million unsecured variable rate term loan facility available to us should the holders of the Zero Coupon Convertible Notes require us to purchase their notes on May 18, 2004.

     During 2002 and 2001, under the terms of two of our secured term loans, we elected to defer principal payments totaling $64.4 million each year to 2004 through 2007.

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

     Our debt agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of December 31, 2002. Following is a schedule of annual maturities on long-term debt as of December 31, 2002 for each of the next five years (in thousands):

Year

2003	$122,544
2004(1)	364,385
2005(2)	1,660,941
2006	713,361
2007	350,878

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes $51.8 million related to our Zero Coupon Convertible Notes. This amount represents the $397.6 million accreted value of the notes as of May 18, 2004, the first date holders may require us to purchase any outstanding notes net of a $345.8 million loan facility available to us to satisfy this obligation. We may choose to pay any amounts in cash or common stock or a combination thereof.

(2)	Includes the $697.2 million accreted value of our Liquid Yield Option™ Notes as of February 2, 2005, the first date holders may require us to purchase any outstanding notes. We may choose to pay any amounts in cash or common stock or a combination thereof.

NOTE 7. SHAREHOLDERS’ EQUITY

     In April 2000, we redeemed all outstanding shares of our convertible preferred stock and dividends ceased to accrue.

     Our Employee Stock Purchase Plan, which has been in effect since January 1, 1994, facilitates the purchase by employees of up to 800,000 shares of common stock. Offerings to employees are made on a quarterly basis. Subject to certain limitations, the purchase price for each share of common stock is equal to 90% of the average of the market prices of the common stock as reported on the New York Stock Exchange on the first business day of the purchase period and the last business day of each month of the purchase period. Shares of common stock of 25,649, 33,395 and 40,838 were issued under the Employee Stock Purchase Plan at a weighted-average price of $17.34, $17.69 and $23.09 during 2002, 2001 and 2000, respectively.

     Under an executive compensation program approved in 1994, we will award to a trust 10,086 shares of common stock per quarter, up to a maximum of 806,880 shares. We issued 40,344 shares each year under the program during 2002, 2001 and 2000.

     Compensation expense related to our “Taking Stock in Employees” program, which was discontinued effective December 31, 2001, was $1.6 million and $2.1 million in 2001 and 2000, respectively. Under the plan, employees were awarded five shares of our stock, or the cash equivalent, at the end of each year of employment.

     We have three Employee Stock Option Plans which provide for awards to our officers, directors and key employees of options to purchase shares of our common stock. During 2001, two of the Employee Stock Option Plans were amended to increase the number of shares reserved for issuance by a total of 8,000,000 shares of common stock between the two plans. Options are granted at a price not less than the fair value of the shares on the date of grant. Options expire not later than ten years after the date of grant and generally become exercisable in full over three or five years after the grant date.

     Stock option activity and information about stock options outstanding are summarized in the following tables:

Stock Option Activity

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price

Outstanding options at January 1	17,022,241	$21.49	11,291,784	$27.17	6,894,172	$24.82
Granted	617,600	$20.89	6,525,775	$12.41	5,036,100	$30.21
Exercised	(599,122)	$11.10	(104,526)	$13.22	(186,436)	$12.68
Canceled	(1,806,142)	$23.61	(690,792)	$29.84	(452,052)	$30.65

Outstanding options at December 31	15,234,577	$21.63	17,022,241	$21.49	11,291,784	$27.17

Options exercisable at December 31	7,890,128	$21.82	4,679,421	$20.79	2,707,234	$16.02

Available for future grants at December 31	6,744,505		5,871,763		3,839,246

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Options Outstanding

As of December 31, 2002	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Exercise Price Range	Outstanding	Life	Price	Exercisable	Price

$ 9.00 - $ 9.90	4,843,071	8.16 years	$9.80	1,658,285	$9.68
$11.19 - $20.30	3,590,838	5.88 years	$17.30	2,774,390	$16.52
$21.71 - $28.78	3,958,018	6.93 years	$25.39	2,018,603	$25.22
$28.88 - $48.00	2,842,650	6.67 years	$41.99	1,438,850	$41.25

	15,234,577	7.03 years	$21.63	7,890,128	$21.82

NOTE 8. EARNINGS PER SHARE

     Below is a reconciliation between basic and diluted earnings per share (in thousands, except per share data):

	Year Ended December 31,

	2002	2001	2000

Basic:
Net income	$351,284	$254,457	$445,363
Less preferred stock dividends	—	—	(1,933)

Net income less preferred stock dividends	$351,284	$254,457	$443,430

Weighted-average common shares outstanding	192,485	192,231	189,397

Basic earnings per share	$1.82	$1.32	$2.34

Diluted:
Net income	$351,284	$254,457	$445,363

Weighted-average common shares outstanding	192,485	192,231	189,397
Dilutive effect of stock options	3,246	1,250	1,428
Convertible preferred stock	—	—	2,110

Diluted weighted-average shares outstanding	195,731	193,481	192,935

Diluted earnings per share	$1.79	$1.32	$2.31

NOTE 9. RETIREMENT PLANS

     We maintain a defined contribution pension plan covering all of our full-time shoreside employees who have completed the minimum period of continuous service. Annual contributions to the plan are based on fixed percentages of participants’ salaries and years of service, not to exceed certain maximums. Pension cost was $8.5 million, $8.3 million and $7.3 million for the years 2002, 2001 and 2000, respectively.

     Effective January 1, 2000, we instituted a defined benefit pension plan to cover all of our shipboard employees not covered under another pension plan through their collective bargaining agreement. Benefits to eligible employees are accrued based on the employee’s years of service. Pension expense was approximately $3.5 million, $3.2 million and $1.9 million in 2002, 2001 and 2000, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 10. INCOME TAXES

     We and the majority of our subsidiaries are not subject to United States corporate income tax on income generated from the international operation of ships pursuant to Section 883 of the Internal Revenue Code, provided that we meet certain tests related to country of incorporation and composition of shareholders. We believe that we and a majority of our subsidiaries meet these tests. Income tax expense related to our remaining subsidiaries is not significant.

NOTE 11. FINANCIAL INSTRUMENTS

     The estimated fair values of our financial instruments are as follows (in thousands):

	2002	2001

Cash and Cash Equivalents	$242,584	$727,178
Long-Term Debt (including current portion of long-term debt)	(5,039,646)	(5,031,858)
Foreign Currency Forward Contracts gains (losses)	37,376	(99,110)
Interest Rate Swap Agreements in a net receivable position	62,835	35,668
Fuel Swap and Zero Cost Collar Agreements in a net receivable (payable) position	7,491	(7,799)

     The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of December 31, 2002 or 2001 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of our financial instruments, none of which are held for trading or speculative purposes:

Cash and Cash Equivalents

     The carrying amounts of cash and cash equivalents approximate their fair values due to the short maturity of these instruments.

Long-Term Debt

     The fair values of our Senior Notes, Senior Debentures, Liquid Yield Option™ Notes and Zero Coupon Convertible Notes were estimated by obtaining quoted market prices. The fair values of all other debt were estimated using discounted cash flow analyses based on market rates available to us for similar debt with the same remaining maturities.

Foreign Currency Contracts

     The fair values of our foreign currency forward contracts were estimated using current market prices for similar instruments. Our exposure to market risk for fluctuations in foreign currency exchange rates relates to our firm commitments on ship construction contracts and forecasted transactions. We use foreign currency forward contracts to mitigate the impact of fluctuations in foreign currency exchange rates. As of December 31, 2002, we had foreign currency forward contracts in a notional amount of $488.0 million maturing through 2003. Our foreign currency forward contracts related to firm commitments on ships under construction had aggregate unrealized gains of approximately $31.0 million and unrealized losses of approximately $99.3 million at December 31, 2002 and 2001, respectively. Approximately $6.4 million of unrealized gains on our foreign currency forward contracts related to forecasted transactions were deferred at December 31, 2002 and, if realized, will be recorded in earnings when the transactions being hedged are recognized in 2003. Deferred gains from hedging forecasted transactions were not material at December 31, 2001.

Interest Rate Swap Agreements

     The fair values of our interest rate swap agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in interest rates relates to our long-term debt obligations and our operating lease for Brilliance of the Seas. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense and rent expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

     Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. As of December 31, 2002, we had interest rate swap agreements which exchanged fixed interest rates for floating interest rates in a notional amount of $375.0 million, maturing in 2006 through 2011.

     Market risk associated with our floating rate debt is the potential increase in interest expense from an increase in interest rates. As of December 31, 2002, we had interest rate swap agreements which, beginning January 2005, exchange floating rate term debt for a fixed interest rate of 4.395% in a notional amount of $25.0 million, maturing in 2008.

     Market risk associated with our operating lease for Brilliance of the Seas is the potential increase in rent expense from an increase in interest rates. As of December 31, 2002, we had interest rate swap agreements that effectively change British pound sterling 50.0 million of sterling LIBOR-based operating lease payments to fixed rate lease payments with a weighted-average fixed rate of 5.05% beginning January 2004.

Fuel Swap Agreements

     The fair values of our fuel swap and zero cost collar agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in fuel prices relates to the forecasted consumption of fuel on our ships. We use fuel swap and zero cost collar agreements to mitigate the impact of fluctuations in fuel prices. As of December 31, 2002, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of $39.4 million, maturing through 2003. Approximately $6.7 million of unrealized gains and $7.0 million of unrealized losses on these contracts were deferred at December 31, 2002 and 2001, respectively. Deferred unrealized gains, if realized, will be recorded in earnings when the transactions being hedged are recognized in 2003.

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

NOTE 12. COMMITMENTS AND CONTINGENCIES

Capital Expenditures

     As of December 31, 2002, we had three ships on order for an additional capacity of 7,266 berths. The aggregate contract price of the three ships, which excludes capitalized interest and other ancillary costs, is approximately $1.3 billion, of which we have deposited $0.2 billion as of December 31, 2002. We anticipate that overall capital expenditures will be approximately $1.1 billion, $0.5 billion and $0.1 billion for 2003, 2004 and 2005, respectively.

Litigation

     In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit sought payment of (i) the wages alleged to be owed, (ii) penalty wages under 46 United States Code Section 10313 and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action.

     In October 2002, we entered into settlement agreements in connection with both lawsuits. Under the terms of the settlement agreements, we could be required to make aggregate payments of $20.0 million, for which we recorded a reserve as of September 30, 2002.

     We are routinely involved in other claims typical within the cruise industry. The majority of these claims is covered by insurance. We believe the outcome of such other claims, net of expected insurance recoveries, is not expected to have a material adverse effect upon our financial condition or results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating Leases

     On July 5, 2002, we added Brilliance of the Seas to Royal Caribbean International’s fleet. In connection with this addition, we novated our original ship building contract and entered into a long-term operating lease denominated in British pound sterling. The total lease term is 25 years cancelable by either party at years 10 and 18. In connection with the novation of the contract, we received $77.7 million for reimbursement of shipyard deposits previously made. The lease payments vary based on sterling LIBOR. In addition, we are obligated under other noncancelable operating leases primarily for office and warehouse facilities, computer equipment and motor vehicles.

     As of December 31, 2002, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

Year

2003	$47,020
2004	46,858
2005	43,538
2006	40,582
2007	39,870
Thereafter	196,065

$413,933

     Total expense for all operating leases amounted to $24.3 million, $9.8 million and $6.7 million for the years 2002, 2001 and 2000, respectively.

     Under the Brilliance of the Seas long-term operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our annual lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Current facts indicate that an indemnification is not probable; however, if one occurs, we may have remedies available to us under the terms of the lease agreement.

Other

     At December 31, 2002, we have future commitments to pay for our usage of certain port facilities, maintenance contracts and communication services as follows (in thousands):

Year

2003	$39,259
2004	40,617
2005	28,479
2006	24,973
2007	21,443
Thereafter	106,821

$261,592

NOTE 13. SUBSEQUENT EVENTS

     We currently have canceled a total of five weeks of sailings in the first quarter of 2003 due to the unanticipated drydock of one ship.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14. QUARTERLY DATA (UNAUDITED)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
(in thousands, except
per share data)	2002	2001	2002	2001	2002	2001	2002	2001

Revenues	$799,953	$726,878	$821,804	$821,674	$1,031,660	$940,721	$780,930	$655,977
Operating Income	$112,412	$90,084	$130,520	$135,275	$241,597	$211,257	$66,446	$18,989
Net Income (Loss)	$52,813	$52,497	$66,700	$81,713	$193,494	$159,212	$38,277	$(38,965)
Earnings (Loss) Per Share:
Basic	$0.27	$0.27	$0.35	$0.43	$1.01	$0.83	$0.20	$(0.20)
Diluted	$0.27	$0.27	$0.34	$0.42	$0.99	$0.82	$0.20	$(0.20)
Dividends Declared Per Share	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13

INDEX TO EXHIBITS

Exhibit		Description

1.1	—	Restated Articles of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, File No. 33-59304, filed with the Securities and Exchange Commission (the “Commission”); Exhibit 2.2 to the Company’s 1996 Annual Report on Form 20-F filed with the Commission, File No. 1-11884; October 14, 1999; Document No. 1 in the Company’s Form 6-K filed with the Commission on May 18, 1999; and Document No. 1 in the Company’s Form 6-K filed with the Commission on August 28, 2000).
1.2	—	Restated By-Laws of the Company (incorporated by reference to Document No. 2 to the Company’s Form 6-K filed with the Commission on May 18, 1999).
2.1	—	Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.4 to the Company’s 1994 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.2	—	First Supplemental Indenture dated as of July 28, 1994 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.5 to the Company’s 1994 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.3	—	Second Supplemental Indenture dated as of March 29, 1995 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.5 to the Company’s 1995 Annual report on Form 20-F filed with the Commission, File No. 1.11884).
2.4	—	Third Supplemental Indenture dated as of September 18, 1995 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.6 to the Company’s 1995 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.5	—	Fourth Supplemental Indenture dated as of August 12, 1996 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Document No. 2 in the Company’s Form 6-K filed with the Commission on February 10, 1997, File No. 1-11884).
2.6	—	Fifth Supplemental Indenture dated as of October 14, 1997 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.10 to the Company’s 1997 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.7	—	Sixth Supplemental Indenture dated as of October 14, 1997 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.11 to the Company’s 1997 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).

2.8	—	Seventh Supplemental Indenture dated as of March 16, 1998 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.12 to the Company’s 1997 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.9	—	Eighth Supplemental Indenture dated as of March 16, 1998 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.13 to the Company’s 1997 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.10	—	Ninth Supplemental Indenture dated as of February 2, 2001 to Indenture dated as of July 15, 1994 between the Company, as issuer, and the Bank of New York, as Trustee (incorporated by reference to Exhibit 2.10 to the Company’s 2000 Annual Report on Form 20-F filed with the Commission).
2.11	—	Tenth Supplemental Indenture dated as of February 2, 2001 to Indenture dated as of July 15, 1994 between the Company, as issuer, and the Bank of New York, as Trustee (incorporated by reference to Exhibit 2.11 to the Company’s 2000 Annual Report on Form 20-F filed with the Commission).
2.12	—	Eleventh Supplemental Indenture dated as of May 18, 2001 to Indenture dated as of July 15, 1994 between the Company, as issuer, and the Bank of New York, as Trustee (incorporated by Reference to Exhibit 2.12 to the Company’s 2001 Annual Report on Form 20-F filed with the Commission).
2.13	—	Amended and Restated Credit Agreement dated as of June 28, 1996 among the Company and various financial institutions and The Bank of Nova Scotia as Administrative Agent and Amendment No. 1 thereto (incorporated by reference to Document No. 3 in the Company’s Form 6-K filed with the Commission on February 10, 1997, File No. 1-11884; and Exhibit 1.1 to the Company’s 1997 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.14	—	Credit Agreement dated as of June 9, 2000 among the Company and various financial institutions and Bank of America, N.A. as Administrative Agent (incorporated by reference to Exhibit 2.14 to the Company’s 2000 Annual Report on Form 20-F filed with the Commission).
2.15	—	Credit Agreement dated as of May 18, 2001 among the Company and various financial institutions and Bank of America, N.A. as Administrative Agent (incorporated by reference to Exhibit 2.17 to the Company’s 2001 Annual Report on form 20-F filed with the Commission).
4.1	—	Implementation Agreement, dated as of November 19, 2001 between Royal Caribbean Cruises Ltd. and P&O Princess Cruises plc (incorporated by reference to Document No. 2 in the Company’s Form 6-K filed with the Commission on December 27, 2001).
4.2	—	Joint Venture Agreement, dated as of November 19, 2001, among Royal Caribbean Cruises Ltd., P&O Princess Cruises plc and Joex Limited (incorporated by reference to Document No. 7 in the Company’s Form 6-K filed with the Commission on December 27, 2001).
4.3	—	Amended and Restated Registration Rights Agreement dated as of July 30, 1997 among the Company, A. Wilhelmsen AS., Cruise Associates, Monument Capital Corporation, Archinav Holdings, Ltd. and Overseas Cruiseship, Inc. (incorporated by reference to Exhibit 2.20 to the Company’s 1997 Annual Report on Form 20-F filed with the Commission).
4.4	—	Agreement, dated October 25, 2002, among the Company, P&O

Princess Cruises plc and Joex Limited.
4.5	—	Office Building Lease Agreement dated July 25, 1989 between Miami-Dade County and the Company, as amended (incorporated by reference to Exhibits 10.116 and 10.117 to the Company’s Registration Statement on Form F-1, File No. 33-46157, filed with the Commission).
4.6	—	Office Building Lease Agreement dated January 18, 1994 between Miami-Dade County and the Company (incorporated by reference to Exhibit 2.13 to the Company’s 1993 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
4.7	—	Lease by and between City of Wichita, Kansas and the Company dated as of December 1, 1997, together with First Supplemental Lease Agreement dated December 1, 2000.
4.8	—	1990 Stock Option Plan of the Company, as amended (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, File No. 333-7290, filed with the Commission).
4.9	—	1995 Incentive Stock Option Plan of the Company, as amended (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, File No. 333-84980, filed with the Commission).
4.10	—	2000 Stock Option Plan of the Company, as amended (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, File No. 333-84982, filed with the Commission).
8.1	—	List of Subsidiaries.
10.1	—	Consent of PricewaterhouseCoopers LLP, independent certified public accountants.
10.2	—	Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of the Sarbanes-Oxley Act of 2002.