Form 20-F
period 2003-12-31
ROYAL CARIBBEAN CRUISES LTD
filed 2004-03-15
CIK 884887

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F (Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2003
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

         Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2003, the Registrant had outstanding 196,106,658 shares of common stock, par value $.01 per share.

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

Item 17[ ]       Item 18 [X]

ROYAL CARIBBEAN CRUISES LTD.

INDEX TO ANNUAL REPORT ON FORM 20-F

Page

PART I
Item 1.	Identity of Directors, Senior Management and Advisers	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
Item 4.	Information on the Company	5
Item 5.	Operating and Financial Review and Prospects	18
Item 6.	Directors, Senior Management and Employees	31
Item 7.	Major Shareholders and Related Party Transactions	38
Item 8.	Financial Information	39
Item 9.	The Offer and Listing	40
Item 10.	Additional Information	41
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	45
Item 12.	Description of Securities Other than Equity Securities	45

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	46
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	46
Item 15.	Controls and Procedures	46
Item 16A.	Audit Committee Financial Expert	46
Item 16B.	Code of Ethics	46
Item 16C.	Principal Accountant Fees and Services	46
Item 16D.	Exemptions from the Listing Standards for Audit Committees	47
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	47

PART III
Item 17.	Financial Statements	48
Item 18.	Financial Statements	48
Item 19.	Exhibits	48

Signatures	49

PART I

         As used in this Annual Report on Form 20-F, the terms "Royal Caribbean," "Company," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands. In accordance with cruise industry practice, the term "berths" is determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.

Item 1. Identity of Directors, Senior Management and Advisers

         Not applicable.

Item 2. Offer Statistics and Expected Timetable

         Not applicable.

Item 3. Key Information

Selected Financial Data

         The following selected financial data are for each of the years in the period 1999 through 2003 and as of the end of each such year. The financial information presented for years 2003, 2002 and 2001 and as of the end of years 2003 and 2002 is derived from our audited financial statements and should be read together with such financial statements and the related notes included elsewhere herein.

	Year Ended December 31,

	2003	2002	2001	2000	1999

	(in thousands, except per share data)
Operating Data:
Total revenues	$3,784,249	$3,434,347	$3,145,250	$2,865,846	$2,546,152
Operating income	526,185	550,975	455,605	569,540	480,174
Net income	280,664	351,284	254,457	445,363	383,853
Per Share Data — Diluted:
Operating income	$2.67	$2.81	$2.35	$2.95	$2.58
Net income	$1.42	$1.79	$1.32	$2.31	$2.06
Weighted-average shares and
potentially dilutive shares	197,341	195,731	193,481	192,935	186,456
Dividends declared per
common share	$0.52	$0.52	$0.52	$0.48	$0.40
Balance Sheet Data:
Total assets	$11,322,742	$10,538,531	$10,368,782	$7,828,465	$6,380,511
Total debt, including capital leases	5,835,804	5,444,838	5,646,112	3,410,096	2,342,177
Common stock	1,961	1,930	1,923	1,921	1,812
Total shareholders' equity	4,262,897	4,034,694	3,756,584	3,615,915	3,261,156
1

Risk Factors

         The risk factors set forth below and elsewhere in this Annual Report on Form 20-F are important factors, among others, that could cause actual results to differ from expected or historic results. It is not possible to predict or identify all such factors. Consequently, this list should not be considered a complete statement of all potential risks or uncertainties. (See Item 5. Operating and Financial Review and Prospects, for a note regarding forward-looking statements.)

We may lose business to competitors throughout the vacation market

         We operate in the vacation market and cruising is one of many alternatives for people choosing a vacation. We therefore risk losing business not only to other cruise lines, but also to other vacation operators which provide other leisure options including hotels, resorts and package holidays and tours.

         We face significant competition from other cruise lines, both on the basis of cruise pricing and also in terms of the nature of ships and services we offer to cruise passengers. Our principal competitors within the cruise vacation industry include Carnival Corporation & plc, which owns, among others, Carnival Cruise Lines, Princess Cruises, Holland America Line, Costa Cruises, P&O Cruises and Cunard Line; and Star Cruises, which owns, among others, Star Cruises and Norwegian Cruise Line.

         In April 2003, Carnival Corporation and P&O Princess Cruises plc combined their companies. The combined companies have a wide portfolio of cruise brands and could have stronger financial flexibility and greater access to capital markets than each previously had on an uncombined basis. The combined companies may also have better access to the travel agency distribution network and to berthing facilities in various ports throughout the world. These factors may make it more difficult for us to compete effectively within the cruise vacation market.

         In the event that we do not compete effectively with other vacation alternatives and cruise companies, our results of operations and financial condition could be adversely affected.

Overcapacity within the cruise vacation industry, a reduction in demand or geo-political and economic uncertainties could have a negative impact on revenues, result in impairment of assets and may adversely affect profitability

         Cruising capacity has grown in recent years and we expect it to increase further as the major cruise vacation companies introduce new ships. Demand for cruises has been and is expected to continue to be dependent on the strength of the economies in the countries in which we market our products, the public’s attitude towards the safety of travel and the geo-political climate. Economic or political changes may affect demand for cruise vacations and may lead to reduced occupancy and/or price discounting which, in turn, could adversely affect our results of operations and financial condition and could result in impairment of our asset values.

         Furthermore, events such as terrorist attacks, war and other hostilities and the resulting political instability and concerns over safety and security aspects of traveling have had, and could have in the future, a significant adverse impact on demand and pricing in the travel and vacation industry. In addition, events such as terrorist attacks, war and other hostilities and the resulting security measures and concerns could impact our ability to source qualified crew from throughout the world at competitive costs and, therefore, increase our shipboard employee costs.

Incidents or adverse publicity concerning the cruise industry could affect our reputation and harm our future sales and profitability

         The operation of cruise ships involves the risk of accidents, illnesses and other incidents which may bring into question passenger safety, health, security and vacation satisfaction and thereby adversely affect future industry performance. While we make safety a priority in the design and operation of our ships, incidents involving passenger cruise ships could adversely affect future sales and profitability. In addition, adverse media publicity concerning the cruise industry could impact demand and consequently have an adverse impact on our profitability.

Environmental and health and safety legislation could affect operations and increase operating costs

         Some environmental groups have lobbied for more stringent regulation of cruise ships. Some groups have also generated negative publicity about the cruise industry and its environmental impact. Stricter environmental and health and safety regulations could affect our operations and increase the cost of compliance and adversely affect the cruise industry. It cannot be assured that our costs relating to current and future environmental, health and safety laws or regulations will not materially adversely affect our business, results of operations or financial condition.

We may not be able to obtain financing on terms that are favorable or consistent with our expectations

         To fund our capital expenditures and scheduled debt payments, we rely on a combination of cash flows provided by operations, drawdowns under our available credit facilities, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. Our credit ratings impact our ability to obtain financing in financial markets and the terms of the financing. Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or on our cost of financings. In addition, interest rates and our ability to obtain financing are dependent on many economic and political factors beyond our control. Accordingly, we cannot be sure that our cash flows from operations and additional financings will be available in accordance with our expectations.

Conducting business internationally may result in increased costs

         We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks. Examples include political risks and risk of increases in duties and taxes as well as changes in laws and policies affecting cruising, vacation or maritime businesses, or governing the operations of foreign-based companies. Additional risks include currency fluctuations, interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings. If we are unable to address these risks adequately, our results of operations and financial condition could be adversely affected.

Ship construction delays or faults may result in cancellation of cruises and unscheduled drydocks and repairs

        We depend on the shipyards to construct and deliver our cruise ships on a timely basis and in good working order. The sophisticated nature of building a ship involves risks. Delays or faults in ship construction have in the past and may in the future result in delays or cancellation of cruises or necessitate unscheduled drydocks and repairs of the ship. Shipyard insolvency and other industrial actions could also delay or indefinitely postpone the timely delivery of new ships. We have experienced mechanical problems with the pod propulsion units on certain ships and there can be no assurance that we will not experience such problems in the future. These events together with any related adverse publicity could, to the extent they are not covered by contractual provisions or insurances, adversely affect our financial results.

Our operating costs could increase due to market forces and economic or political instability beyond our control

         Our operating costs, including fuel, insurance, port expenses and security costs, are subject to increases due to market forces and economic or political instability beyond our control. Increases in these operating costs could adversely affect our profitability.

Unavailability of ports of call may adversely affect our profits

         We believe that port destinations are a major reason why passengers choose to go on a particular cruise or on a cruise vacation. The availability of ports is affected by a number of factors, including, but not limited to, existing capacity constraints, security concerns, adverse weather conditions and natural disasters, financial limitations on port development, local governmental regulations and local community concerns about port development and other adverse impacts on their communities from additional tourists. Any limitations on the availability of our ports of call could adversely affect our profits.

A change in our tax status under the United States Internal Revenue Code may have adverse effects on our income

         We and a number of our subsidiaries are foreign corporations that derive income from a United States trade or business and/or from sources within the United States. Drinker Biddle & Reath LLP, our United States tax counsel, has delivered to us an opinion to the effect that this income, to the extent derived from or incidental to the international operation of a ship or ships, is exempt from United States income tax pursuant to Section 883 of the Internal Revenue Code. We believe that the bulk of our income (including that of our subsidiaries) is derived from or incidental to the international operation of a ship or ships. In 2003, final regulations under Section 883 were issued, which narrowed the scope of activities that are considered by the Internal Revenue Service to be incidental to the international operation of ships. Because the regulations are new, the scope of such income that will not qualify for exemption under Section 883 is not clear. (See Outlook under Item 5. Operating and Financial Review and Prospects.)

         It should be noted that the provisions of Section 883 are subject to change at any time by legislation. Moreover, changes could occur in the future with respect to the identity, residence, or holdings of our direct or indirect shareholders that could affect our eligibility for the Section 883 exemption. Accordingly, there can be no assurance that we will continue to be exempt from United States income tax on United States source shipping income in the future. If we were not entitled to the benefit of Section 883, we and our subsidiaries would be subject to United States taxation on a portion of the income derived from or incidental to the international operation of our ships, which would reduce our net income. See Taxation of the Company within Item 4. for a discussion of such taxation in the absence of an exemption under Section 883.

We are controlled by principal shareholders that have the power to determine our policies, management and actions requiring shareholder approval

         As of February 27, 2004, A. Wilhelmsen AS., a Norwegian corporation indirectly owned by members of the Wilhelmsen family of Norway, owned approximately 21.7% of our common stock and Cruise Associates, a Bahamian general partnership indirectly owned by various trusts primarily for the benefit of certain members of the Pritzker family and various trusts primarily for the benefit of certain members of the Ofer family, owned approximately 24.4% of our common stock. A. Wilhelmsen AS. and Cruise Associates have the power to determine, among other things:

•	our policies and the policies of our subsidiaries,
•	the persons who will be our directors and officers, and
•	actions requiring shareholder approval.

A. Wilhelmsen AS. and Cruise Associates are parties to a shareholders' agreement. The agreement provides that our board of directors will consist of the following persons:

•	four nominees of A. Wilhelmsen AS.,
•	four nominees of Cruise Associates and
•	our Chief Executive Officer.

         During the term of the shareholders’ agreement, certain corporate actions require the approval of at least one director nominated by A. Wilhelmsen AS. and one director nominated by Cruise Associates. Our principal shareholders are not prohibited from engaging in a business that may compete with our business, subject to certain exceptions. If A. Wilhelmsen AS. and Cruise Associates cease to own a specified percentage of our common stock, we may be obligated to prepay indebtedness outstanding under the majority of our credit facilities, which we may be unable to replace on similar terms. If this were to occur, it could have an adverse impact on our operations and liquidity.

The holders of our common stock may experience dilution in the value of their equity interest as a result of the issuance and sale of additional shares of our common stock

        A substantial number of shares of our common stock were either issued by us in private transactions not involving a public offering and are therefore treated as “restricted securities” for purposes of Rule 144 under the Securities Act of 1933 (the “Securities Act”) or are held by our affiliates and, therefore, treated as “restricted securities”. These shares include the 42,966,472 shares of our common stock held by A. Wilhelmsen AS. and the 48,281,900 held by Cruise Associates. No predictions can be made as to the effect, if any, that market sales of such shares, or the availability of such shares for future market sales, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock, or the perceptions that such sales could occur, could materially adversely affect the prevailing market price for our common stock and could impair our ability to raise capital through an offering of equity securities. Each of A. Wilhelmsen AS. and Cruise Associates has the right, pursuant to a registration rights agreement, to require us, subject to certain qualifications, to effect the registration under the Securities Act of all or a part of their shares of common stock. (See Share Ownership under Item 6. and Item 7. Major Shareholders and Related Party Transactions.)

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

        We are the world’s second largest cruise company with 28 cruise ships with 58,448 berths.

        See the Business Overview section below and Item 5. Operating and Financial Review and Prospects for more information regarding our history and development, significant capital expenditures, ships under construction and methods of financing.

Business Overview

General

        We operate two brands, Royal Caribbean International and Celebrity Cruises. Our brands offer a wide array of onboard activities, services and amenities, including swimming pools, sun decks, beauty salons, exercise and spa facilities, ice skating rinks, in-line skating, basketball courts, rock climbing walls, miniature golf courses, gaming facilities, lounges, bars, Las Vegas-style entertainment, cinemas and “Royal Promenades” which include interior shopping, dining and an entertainment boulevard.

Our ships operate on a selection of worldwide itineraries that call on approximately 160 destinations. We compete principally on the basis of quality of ships, quality of service, variety of itineraries and price.

Royal Caribbean International Brand

        Royal Caribbean International serves the volume cruise vacation sector, which we categorize as the contemporary and premium segments. The contemporary segment is served by cruises that are generally seven nights or shorter and feature a casual ambiance. The premium segment is served by cruises that are generally seven to 14 nights and appeal to the more experienced passenger who is usually more affluent. The brand operates 18 cruise ships with 41,994 berths, offering various cruise itineraries that range from two to 14 nights and call on destinations throughout the world.

        Royal Caribbean International’s strategy is to attract an array of vacationing consumers in the contemporary segment by providing a wide variety of itineraries and cruise lengths with multiple innovative options for onboard dining, entertainment and other onboard activities. Additionally, Royal Caribbean International offers a variety of shore excursions at each port of call. We believe that the variety and quality of Royal Caribbean International’s product offerings represent excellent value to consumers, especially to couples and families traveling with children. Because of the brand’s extensive product offerings, we believe Royal Caribbean International is well positioned to attract new consumers to the cruise industry and to continue to bring past passengers back for their next vacation. While the brand is positioned at the upper end of the contemporary segment, we believe that Royal Caribbean International’s quality enables it to attract consumers from the premium segment as well, thereby achieving one of the broadest market coverages of any of the major brands in the cruise industry.

Celebrity Cruises Brand

        Celebrity Cruises primarily serves the premium segment. Celebrity Cruises operates 10 cruise ships with 16,454 berths and offers various cruise itineraries that range from two to 16 nights.

        Celebrity Cruises’ strategy is to attract consumers who want an enhanced cruise vacation in terms of modern ships,

gourmet dining and service, extensive and luxurious spa facilities, large staterooms and a high staff-to-passenger ratio. These are hallmarks of the premium cruise vacation segment, which is Celebrity Cruises’ primary target. Celebrity Cruises also attracts experienced cruisers from the contemporary and luxury cruise categories. Celebrity Cruises has expanded its fleet to provide an increased variety of itineraries and cruise lengths and has a higher proportion of its fleet deployment in seasonal markets (i.e. Alaska, Bermuda, Europe, Hawaii, the Panama Canal and South America) than the Royal Caribbean International brand.

Industry

        Since 1970, cruising has been one of the fastest growing sectors of the vacation market, as the number of North American passengers has grown to an estimated 8.2 million in 2003 from 0.5 million in 1970, a compound annual growth rate of approximately 9%. We have sought to capitalize on the increasing popularity of cruises through an extensive fleet expansion program.

        According to our estimates, the North American market was served by an estimated 103 cruise ships with approximately 125,900 berths at the end of 1998. We estimate that this capacity has increased to approximately 195,700 berths on 131 ships by the end of 2003. The increase in capacity over the last five years is net of approximately 31 ships with approximately 26,000 berths that have either been retired or moved out of the North American market. There are a number of cruise ships on order with an estimated 35,900 berths which will be placed in service between 2004 and 2006.

         The following table details the growth in the North American cruise market of both passengers and weighted-average berths over the past five years:

Year	North American Cruise Passengers (1)	Weighted-Average Supply of Berths Marketed in North America (2)

1999	5,894,000	130,152
2000	6,886,000	144,499
2001	6,906,000	151,690
2002	7,640,000	163,187
2003	8,195,000	182,698

(1) Source: Cruise Lines International Association based on passengers carried for at least two consecutive nights.
(2) Source: Our estimates.

         Cruise lines compete for consumers’ disposable leisure time spending with other vacation alternatives such as land-based resort hotels and sightseeing destinations, and demand for such activities is influenced by geo-political and general economic conditions. We believe that cruise passengers currently represent only a small share of the vacation market and that a significant portion of cruise passengers carried are “first-time cruisers”.

        Our ships operate worldwide and have itineraries that call on destinations in Alaska, the Bahamas, the Baltic, Bermuda, California, Canada, the Caribbean, Europe, the Galapagos Islands, Hawaii, Mexico, New England, the Panama Canal, Scandinavia and South America. We compete with a number of cruise lines; however, our principal competitors are Carnival Cruise Lines, Princess Cruises, Holland America Line and Norwegian Cruise Line. We compete principally on the basis of quality of ships, quality of service, variety of itineraries and price.

Operating Strategies

         Our principal operating strategies are to:

•	improve the awareness and market penetration of both brands,
•	continue to expand our fleet with state-of-the-art cruise ships,

•	continue to improve and expand the quality and innovation of our fleet,
•	expand into new markets and itineraries,
•	further expand our international passenger sourcing,
•	utilize sophisticated yield management systems (revenue optimization per berth),
•	further improve our technological capabilities, and
•	maintain strong relationships with travel agencies, the principal industry distribution system.

Brand Awareness

        Our strategy continues to broaden the recognition of both the Royal Caribbean International brand and the Celebrity Cruises brand in the cruise vacation sector. Each brand has a distinct identity and marketing focus but utilizes shared infrastructure resources.

        We have positioned the Royal Caribbean International brand in the contemporary and premium segments of the cruise vacation sector. As such, Royal Caribbean International focuses on providing multiple choices to its passengers through a variety of itineraries, accommodations, dining options, ship activities and shore excursions. Hallmarks of the brand include friendly and engaging service, modern ships, family programs, entertainment, health and fitness and energizing onboard and shoreside activities designed for passengers of all ages. Royal Caribbean International was named Best Overall Cruise Line in the 2003 Travel Weekly “First Annual Readers’ Choice Awards” which surveyed more than 2,200 travel professionals. The brand was also acclaimed for having the best large ship, onboard entertainment and food in Recommend magazine’s “Seventh Annual Readers’ Choice Awards.” In addition, Porthole Cruise Magazine named Royal Caribbean International as the leader in three categories in their “Fifth Annual Readers’ Choice Awards:” Best Caribbean Itineraries, Best Eco-Friendly Cruise Line and Best Computer Facilities.

        We have positioned the Celebrity Cruises brand in the premium segment of the cruise vacation sector. The brand places emphasis on its gourmet dining, impeccable service, large staterooms, a high staff-to-passenger ratio and luxurious spa facilities offering a “taste of luxury”. Recently, the brand introduced the “Celebrity ConciergeClass,” an enhanced level of accommodations featuring new amenities and priority services. Celebrity Cruises has been honored in the annual Condé Nast Traveler’s “Best Cruise Ships in the World” readers’ poll for the large ship category, with Constellation receiving the top award. All of Celebrity Cruises’ large ships, seven in total, ranked in the top 10. Furthermore, certain Celebrity Cruises’ ships received the poll’s highest rating in the service, design and food criteria. In addition, several of Celebrity Cruises’ concierges have become the first hoteliers in the premium cruise sector to receive the prestigious “Les Clefs D’Or,” the crossed golden keys signifying a provider of extraordinary service.

        In January 2004, Celebrity Cruises launched Celebrity Xpeditions, a series of unique, upscale experiences designed to differentiate and elevate the Celebrity Cruises brand within the premium cruise segment. A Celebrity Xpedition may be experienced as part of the cruise vacation or as a separate itinerary. The first of these limited-capacity experiences offers itineraries to the Galapagos Islands, aboard a 100-berth ship named Xpedition.

        Royal Celebrity Tours completed its third year of operations offering fully escorted, premium land tour packages in Alaska, British Columbia and Europe. Tour itineraries include travel by deluxe motorcoach and/or Wilderness Express traincars.

Fleet Expansion

        We believe our combined fleet is one of the youngest of any major cruise company. Based on the ships currently on order, our December 31, 2004 capacity is expected to increase to 60,560 berths. We have increased our average ship size and number of available berths, which has enabled us to achieve certain economies of scale. Larger ships allow us to transport more passengers than smaller ships without a corresponding increase in certain operating expenses. This increase in fleet size also provides a larger revenue base to absorb our marketing, selling and administrative expenses.

        Royal Caribbean International. Founded in 1968, Royal Caribbean International was the first cruise line to design ships especially for warm water year-round cruising. Royal Caribbean International operated a modern fleet in the 1970’s and early 1980’s, establishing a reputation for high quality. Between 1988 and 1992, the brand tripled its capacity by embarking on its first major capital expansion program. Royal Caribbean International completed its second capital expansion program by taking delivery of six Vision-class ships, ranging in size from 1,804 to 2,000 berths, from 1995 through 1998. During this same period, Royal Caribbean International sold four of its original ships because these ships were older in age and design and no longer consistent with its image and marketing strategy.

        Royal Caribbean International began its third capital expansion program with orders for five Voyager-class ships and four Radiance-class ships. The Voyager-class ships, Voyager of the Seas, Explorer of the Seas, Adventure of the Seas, Navigator of the Seas and Mariner of the Seas, were placed in service from 1999 through 2003. Each ship is approximately 140,000 gross tons with 3,114 berths. This class of ships is designed to provide more diverse vacation options for families and for those seeking active sports and entertainment alternatives during their vacation experience. Each Voyager-class ship has a variety of unique features: the cruise industry’s first horizontal atrium, the “Royal Promenade” (which is four decks tall, longer than a football field and provides entertainment, shopping and dining experiences), recreational activities such as ice skating, in-line skating, rock climbing, miniature golf and full court basketball, enhanced staterooms, expanded dining options and a variety of intimate spaces.

        Royal Caribbean International will complete its third capital expansion program with the delivery of its last Radiance-class ship, Jewel of the Seas, in the second quarter of 2004. The brand introduced its other three Radiance-class ships, Radiance of the Seas, Brilliance of the Seas and Serenade of the Seas, in 2001, 2002 and 2003, respectively. The Radiance-class ships (approximately 90,000 gross tons each) are a progression from the brand’s Vision-class ships and have approximately 2,100 berths each. The Radiance-class ships incorporate many of the dining and entertainment options of the Voyager-class ships, as well as offer a wide array of unique features. These features include panoramic glass elevators facing outward to the sea, floor to ceiling glass windows offering spectacular sea views and a billiards club featuring gyroscopic billiard tables.

        Building on the success of our Voyager-class ships, in September 2003, we entered into an agreement with a shipyard to purchase an Ultra-Voyager ship designated for the Royal Caribbean International fleet. The Ultra-Voyager will be approximately 15% larger than the Voyager-class with approximately 3,600 berths. The Ultra-Voyager is scheduled for delivery in the second quarter of 2006. We also have an option, exercisable through August 2004, to purchase an additional Ultra-Voyager ship for delivery, subject to certain conditions, in 2007.

         Celebrity Cruises. Celebrity Cruises was founded in 1990 and operated three ships between 1992 and 1995. Between 1995 and 1997, Celebrity Cruises undertook its first capital expansion program, adding three Century-class ships which range in size from 1,750 to 1,870 berths and disposing of one of its original three ships. Celebrity Cruises completed its second capital expansion program with the delivery of Millennium, Infinity, Summit and Constellation from 2000 through 2002. Each Millennium-class ship has 2,034 berths and is approximately 90,000 gross tons.

        The Millennium-class ships have elevated the brand’s position in the premium segment of the marketplace. This class of ships, which are a progression from the Century-class ships, builds on the brand’s primary strengths, including gourmet dining, luxurious spa facilities and spacious staterooms and suites complete with balconies. On the Millennium-class ships, an entire resort deck is dedicated to health, fitness and the rejuvenating powers of water. Celebrity Cruises’ spas are among the most luxurious facilities afloat and offer a variety of features, including a large hydropool with neck massage and body jets and luxurious services including “acupuncture at sea”. Passengers can relax in Notes, the music library, or stop by the piano, champagne or martini bar for drinks and caviar.

Fleet Innovation

         We place a strong focus on product innovation, not only for stimulating repeat business, but also for driving new demand for our products. The Voyager, Radiance and Millennium-class ships introduced several product innovations to the marketplace, and our brands have begun to adopt these innovations as signature elements. For example, rock climbing walls reflect Royal Caribbean International’s focus on active vacationers, while world class spa facilities reflect Celebrity Cruises’ focus on savvy, discerning travelers. In order to offer passengers a wider range of activities and amenities and to ensure consistency across our fleets, we have embarked on a program of revitalizing our older ships to update and refresh their interiors and to incorporate signature brand elements. We revitalized Monarch of the Seas in 2003 by upgrading passenger staterooms and public areas and by adding new dining venues and a rock climbing wall. We announced in February 2004 that Empress of the Seas would undergo renovations during 2004.

New Markets and Itineraries

        Our ships operate worldwide with a selection of itineraries that call on approximately 160 ports. New ships allow us to expand into new destinations, itineraries and markets. Both Royal Caribbean International and Celebrity Cruises have added new itineraries departing from major United States drive markets. Both brands have expanded their mix of itineraries in Alaska and Europe and are now offering a wide variety of cruise tours from these destinations in order to provide vacationers with a much broader range of product options. Recently, we launched Celebrity Xpeditions with sailings to the Galapagos Islands.

        In an effort to secure satisfactory berthing facilities for our ships, and to provide new or enhanced cruise destinations for our passengers, from time to time we assist or invest in the development or enhancement of certain port facilities and infrastructure located in strategically important ports of call. Generally, we collaborate with local private or governmental entities by providing management and/or financial assistance. In exchange for our involvement, we generally secure preferential berthing rights for our ships.

International Passengers

        Although the majority of our passengers continue to originate from the United States, international passengers represent an important segment of our business. We sell and market the Royal Caribbean International and Celebrity Cruises brands to international passengers through our offices in London, Frankfurt, Oslo and Genoa and through a network of 42 independent international representatives located throughout the world. In order to accommodate the needs of international passengers, we have made selected adjustments to our onboard product and service, including the use of multi-lingual service staff on ships with a high mix of international passengers. International passengers have grown from approximately 213,000 in 1998 to approximately 455,000 in 2003. See Note 2. of the Notes to the Consolidated Financial Statements for additional information on total revenues by geographic area for each of the last three years.

        In connection with our international strategy, we have a multi-faceted strategic alliance with First Choice Holidays PLC (“First Choice”), one of the United Kingdom’s largest integrated tour operators. First Choice now provides both brands with a significantly larger distribution base in the United Kingdom and access to First Choice’s significant retail outlets. Separately, we are party to a joint venture with First Choice which operates a cruise brand, Island Cruises, that offers itineraries designed to attract international passengers. Island Cruises operates a 1,512-berth ship sailing under the name Island Escape.

Revenue Management

        We believe we have one of the most advanced revenue management systems in the industry which enables us to make more advantageous decisions about pricing, inventory and marketing actions. We are continuously working to refine these systems and tools through increased forecasting capabilities, ongoing improvements to our understanding of price/demand relationships, and greater automation of the decision process.

Technological Development

        We continue to invest in information technology to support our corporate infrastructure and passenger and travel trade relations. Both Royal Caribbean International and Celebrity Cruises have extensive websites that are world-class marketing portals with consumer booking engines, providing access to millions of Internet users throughout the world. We have streamlined our documentation process by providing cruise-only passengers with electronic documents accessible online. We also offer passengers the ability to complete their embarkation forms online prior to the embarkation date and have automated our pierside embarkation process. To further enhance our customer service, we have provided online access so passengers can book shore excursions via our websites. We recently launched a new website for Royal Caribbean International, which dramatically improves the ease of use and distribution of multimedia marketing information to our current and potential customers. Additionally, we have implemented a customer relationship management tool, which further improves our ability to respond to passenger and travel agent inquiries in a timely and accurate manner. Other innovations include Royal Caribbean online(SM) and online@celebritycruises(SM), which allow passengers access to the Internet while onboard our ships. We have installed interactive televisions in passenger staterooms on most ships, enabling passengers to shop for shore excursions, select a dinner wine and monitor their onboard accounts. In addition, we introduced automation in the management of dining, which integrates passenger dining preferences from the booking process to the onboard delivery experience. For the trade, we have cruisingpower.com, a website dedicated to Internet communications with the travel community, which enables fast access to online tools. These online tools include CruiseMatch® Online, an Internet browser-based booking system, CruisePay(SM), an online payment service, Insight, a booking summary report and Cruise Writer(SM), which provides the capability to customize brochures and flyers.

Travel Agency Support

        Independent travel agencies generate the majority of the bookings for our ships and we are committed to further developing and strengthening this very important distribution channel. Royal Caribbean International and Celebrity Cruises continue to have a large sales force, the majority of which is dual branded, that focuses on assisting travel agencies in growing and developing their business. Both brands provide cooperative marketing support to agencies, as well as strong training programs. New “channel management” programs have been instituted to increase focus and support all high growth areas such as homebased, Internet, corporate and incentive agencies. For our key accounts, we have moved from a sales force representing both Royal Caribbean International and Celebrity Cruises to separate “brand champions” dedicated to each brand. We offer an automated reservations system, CruiseMatch® Online, which allows travel agents direct access to our computer reservation system for bookings with both brands. We have customer service representatives that are trained to assist travel agents in providing a higher level of service and Insight, the first Internet service tool of its kind in the industry, which assists agencies with productivity and enhances customer service. We operate two reservation call centers, one in Miami, Florida and the other in Wichita, Kansas, thereby offering flexibility and extended hours of operations.

Sales, Marketing and Passenger Services

        Royal Caribbean International has a comprehensive marketing program which positions the brand as providing high quality, excellent value cruise vacations. Royal Caribbean International’s marketing strategies focus on active adults and families who are vacation enthusiasts interested in exploring new destinations, seeking new experiences and having a real “lust for life”. The “Crown & Anchor Society” loyalty program includes such benefits as the award-winning Crown & Anchor magazine, special cruise offers and onboard amenities.

        Celebrity Cruises has enhanced its brand image with a series of cutting-edge, fully integrated consumer campaigns designed to build awareness and bookings. Marketing strategies deliver the brand message to experienced travelers who appreciate quality and value in the ultimate premium cruise experience, with a taste of luxury. The “Captain’s Club” loyalty program has been enhanced to reward the most loyal Celebrity Cruises’ passengers by offering special services and amenities. Membership in the Captain’s Club has doubled over the past year and continues to be a marketing focus as these passengers are far more likely to cruise again with Celebrity Cruises than non-members.

        We offer to handle virtually all travel aspects related to passenger reservations and transportation, including arranging passenger air transportation. Our air/sea program offers passengers the choice of our standard air or custom air programs. Our standard air program allows our passengers to benefit from comprehensive relationships that we maintain with many of the major airlines ranging from fare negotiation and space handling to baggage transfer. Our custom air program enables a passenger to customize their flight arrangements, including selection of airline, specific flights and class of service.

Operations

Cruise Ships and Itineraries

        We operate 28 ships, under two brands, on a selection of worldwide itineraries ranging from two to 16 nights that call on approximately 160 destinations. The following table represents summary information concerning our ships and their areas of operation based on 2004 itineraries (subject to change):

Ship	Year Ship Entered Service	Berths	Primary Areas of Operation

Royal Caribbean International
Jewel of the Seas(1)	2004	2,112	Eastern/Western Caribbean, Canada/New England, Europe
Mariner of the Seas	2003	3,114	Eastern/Western Caribbean
Serenade of the Seas	2003	2,112	Alaska, Southern Caribbean, Panama Canal, Hawaii
Navigator of the Seas	2002	3,114	Eastern/Western Caribbean
Brilliance of the Seas	2002	2,110	Caribbean, Europe, Panama Canal
Adventure of the Seas	2001	3,114	Southern Caribbean
Radiance of the Seas	2001	2,110	Eastern/Western Caribbean, Pacific Northwest, Alaska, Hawaii, Panama Canal
Explorer of the Seas	2000	3,114	Eastern/Western Caribbean
Voyager of the Seas	1999	3,114	Eastern/Western Caribbean, Canada
Vision of the Seas	1998	2,000	Hawaii, Alaska, Mexican Riviera, Pacific Northwest
Enchantment of the Seas	1997	1,950	Western Caribbean
Rhapsody of the Seas	1997	2,000	Western Caribbean
Grandeur of the Seas	1996	1,950	Caribbean, Bahamas, Canada/NewEngland
Splendour of the Seas	1996	1,804	Caribbean, Panama Canal, Europe
Legend of the Seas	1995	1,804	Hawaii, Mexican Riviera, Panama Canal
Majesty of the Seas	1992	2,354	Bahamas
Monarch of the Seas	1991	2,354	Baja Mexico
Empress of the Seas(2)	1990	1,600	Western/Southern Caribbean, Bermuda
Sovereign of the Seas	1988	2,276	Bahamas
Celebrity Cruises
Constellation	2002	2,034	Southern Caribbean, Europe, Canada/New England
Summit	2001	2,034	Caribbean, Alaska, Panama Canal, Pacific Coastal
Infinity	2001	2,034	Hawaii, Alaska, Panama Canal, South America
Millennium	2000	2,034	Eastern Caribbean, Europe
Mercury	1997	1,870	Alaska, Pacific Coastal, California, Mexican Riviera
Galaxy	1996	1,870	Caribbean, Canada/New England, Panama Canal, Europe
Century	1995	1,750	Eastern/Western Caribbean
Zenith	1992	1,374	Western/Southern Caribbean, Bahamas, Bermuda
Horizon	1990	1,354	Eastern/Western Caribbean, Bermuda
Xpedition(3)	2004	100	Galapagos Islands

(1) Jewel of the Seas is scheduled for delivery in the second quarter of 2004.
(2) Formerly Nordic Empress.
(3) Xpedition was built in 2001.

        We believe our combined fleet is one of the youngest of any major cruise company. We have two ships on order for the Royal Caribbean International brand. The planned berths and expected delivery dates of the ships on order are as follows:

Ship	Expected Delivery Date	Berths

Radiance-class:
Jewel of the Seas	2nd Quarter 2004	2,112
Ultra-Voyager: (a)
Unnamed	2nd Quarter 2006	3,600

(a) We have an option, exercisable through August 2004, for one additional Ultra-Voyager ship with delivery, subject to certain conditions, in 2007.

        The Radiance-class ship is being built in Papenburg, Germany by Meyer Werft and the Ultra-Voyager ship is being built in Turku, Finland by Kvaerner Masa-Yards.

Seasonality

        Our revenues are seasonal based on the demand for cruises. Demand is strongest for cruises during the summer months.

Passengers and Capacity

        Selected statistical information is shown in the following table (see Item 5. Operating and Financial Review and Prospects – Terminology, for definitions):

	Year Ended December 31,

	2003	2002	2001	2000	1999

Passengers Carried	2,990,607	2,768,475	2,438,849	2,049,902	1,704,034
Passenger Cruise Days	20,064,702	18,112,782	15,341,570	13,019,811	11,227,196
Available Passenger Cruise Days	19,439,238	17,334,204	15,067,605	12,475,916	10,720,950
Occupancy Percentage	103.2%	104.5%	101.8%	104.4%	104.7%

Cruise Pricing

        Our cruise prices include a wide variety of activities and amenities, including meals and entertainment. Prices vary depending on the destination, cruise length, cabin category selected and the time of year the voyage takes place. Additionally, we offer air transportation as a service for passengers that elect to utilize the air program. Our air transportation is available from cities in the United States, Canada and Europe and prices vary by gateway and destination. On average, air tickets are sold to passengers at prices close to cost.

Onboard Activities and Revenues

        Both brands offer modern fleets with a wide array of onboard activities, services and amenities including swimming pools, sun decks, spa facilities (which include massage and exercise facilities), beauty salons, gaming facilities, lounges, bars, Las Vegas-style entertainment, retail shopping, libraries, cinemas, conference centers and shore excursions at each port of call. In addition, the Royal Caribbean International brand offers rock climbing walls and the Voyager-class ships offer additional activities including ice skating rinks and in-line skating. While many onboard activities are included in the base price of a cruise, additional revenues are realized from, among other things, gaming, the sale of alcoholic and other beverages, gift shop items, shore excursions, photography and spa services. In addition, both Royal Caribbean International and Celebrity Cruises offer a catalogue gift service to provide travel agents and others with the opportunity to purchase “bon voyage” gifts.

        In conjunction with our cruise vacations, we offer pre and post tours, which generally include vacations at nearby attractions or other destinations. In addition, we sell cruise vacation protection coverage which provides passengers with coverage for trip cancellation, medical protection and baggage protection.

Suppliers

        Our largest purchases are for travel agency services, food and related items, port facility utilization, fuel, air, advertising, hotel supplies and products related to passenger accommodations. Most of the supplies we require are available from numerous sources at competitive prices. None of our suppliers provided goods or services in excess of 10% of our total revenues in 2003.

Insurance

        We maintain insurance on the hull and machinery of our ships, which includes additional coverage for disbursements, earnings and increased value, which are maintained in amounts related to the value of each ship. The coverage for each of the hull policies is maintained with syndicates of insurance underwriters from the British, Scandinavian, French, United States and other international insurance markets.

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

        Insurance coverage for shoreside property, onboard consumables and inventory, and general liability risks are maintained with insurance underwriters in the United States and the United Kingdom. We have decided not to carry business interruption insurance for shoreside operations based on our evaluation of the risks involved and our protective measures already in place, as compared to the premium expense.

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

Regulation

        Our ships are regulated by various international, national, state and local laws, regulations and treaties in force in the jurisdictions in which they operate. In addition, all of our ships are registered in either the Bahamas, Norway or Ecuador. Each ship is subject to regulations issued by its country of registry, including regulations issued pursuant to international treaties governing the safety of the ship and its passengers. Each country of registry conducts periodic inspections to verify compliance with these regulations. Ships operating out of United States ports are subject to inspection by the United States Coast Guard for compliance with international treaties and by the United States Public Health Service for sanitary conditions. Our ships are also subject to similar inspections pursuant to the laws and regulations of various other countries our ships visit.

        Our ships are required to comply with international safety standards defined in the Safety of Life at Sea Convention. The Safety of Life at Sea Convention standards are revised from time to time, and the most recent modifications are being phased in through 2010, including the new International Ship & Port Facility Security code and the Maritime Transportation Security Act of 2002, each of which will be effective starting July 1, 2004. We do not anticipate that we will be required to make any material expenditures in order to comply with these rules.

        We are also subject to various United States and international laws and regulations relating to environmental protection. Under such laws and regulations, we are prohibited from, among other things, discharging certain materials, such as petrochemicals and plastics, into the waterways.

        We are required to obtain certificates from the United States Federal Maritime Commission relating to our ability to meet liability in cases of non-performance of obligations to passengers, as well as casualty and personal injury. Pursuant to the United States Federal Maritime Commission regulations, we arrange through our insurers for the provision of guarantees aggregating $45 million for our ship-operating companies as a condition to obtaining the required certificates. The United States Federal Maritime Commission has proposed various revisions to the financial responsibility regulations which could require us to significantly increase the amount of our bonds and accordingly increase our costs of compliance.

        We are also required to establish financial responsibility by the United Kingdom and other jurisdictions to meet liability in the event of non-performance of our obligations to passengers from these jurisdictions. In the United Kingdom, we are currently required by the United Kingdom Passenger Shipping Association and United Kingdom Civil Aviation Authority to provide performance bonds totaling approximately £24 million.

        We are required to obtain certificates from the United States Coast Guard relating to our ability to meet liability in cases of water pollution. Pursuant to United States Coast Guard regulations, we arrange through our insurers for the provision of guarantees aggregating $287 million as a condition to obtaining the required certificates.

        We hold a permit from the National Park of Galapagos granting the Celebrity cruise ship, Xpedition, the right to conduct cruises in the Galapagos Islands. The permit is subject to renewal by the National Park of Galapagos on an annual basis.

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

Application of Section 883 of the Internal Revenue Code

        We and our subsidiary, Celebrity Cruises Inc., the operator of Celebrity Cruises, are foreign corporations engaged in a trade or business in the United States, and our ship-owning subsidiaries are foreign corporations that, in many cases, depending upon the itineraries of their ships, receive income from sources within the United States. Under Section 883 of the Internal Revenue Code, certain foreign corporations are not subject to United States income or branch profits tax on United States source income derived from or incidental to the international operation of a ship or ships, including income from the leasing of such ships. In 2003, final regulations were issued under Section 883, which narrowed the scope of activities that are considered by the Internal Revenue Service to be incidental to the international operation of ships. The activities listed in the regulations as not being incidental to the international operation of ships include income from the sale of air and other transportation such as transfers, shore excursions and pre and post tours. To the extent the income from such activities is earned from sources within the United States, such income will be subject to United States taxation. These regulations will be effective for our 2004 fiscal year.

        A foreign corporation will qualify for the benefits of Section 883 if in relevant part (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the United States and (ii) more than 50% of the value of its capital stock is owned, directly or indirectly, by individuals who are residents of a foreign country that grants such an equivalent exemption to corporations organized in the United States or the stock of the corporation (or the direct or indirect corporate parent thereof) is “primarily and regularly traded on an established securities market” in the United States or another qualifying country, such as Norway.

        In the opinion of our United States tax counsel, Drinker Biddle & Reath LLP, and based on the representations and assumptions set forth therein, we, Celebrity Cruises Inc. and our ship-owning subsidiaries qualify for the benefits of Section 883 because we and each of those subsidiaries are incorporated in a qualifying jurisdiction and our common stock is primarily and regularly traded on an established securities market in the United States or Norway. The final regulations issued under Section 883 are consistent with this opinion.

        Under certain circumstances, changes in our stock ownership could cause our common stock not to be “regularly traded on an established securities market” within the meaning of the regulations under Section 883. To substantially reduce any such risk, in May 2000, our Articles of Incorporation were amended to prohibit any person, other than our two existing largest shareholders, from owning, as determined for purposes of Section 883(c)(3) of the Internal Revenue Code and the regulations promulgated thereunder, shares that give such person in the aggregate more than 4.9% of the relevant class or classes of our shares. Under Liberian law, this amendment may not be enforceable with respect to shares of common stock that were voted against the amendment or that were recorded as abstaining from the vote.

        Also, it should be noted that Section 883 has been the subject of legislative modifications in past years that have had the effect of limiting its availability to certain taxpayers, and there can be no assurance that future legislation or certain changes in our stock ownership will not preclude us from obtaining the benefits of Section 883. At this time, however, there is no known limiting legislation pending before the United States Congress.

        We believe that the bulk of our income and the income of our subsidiaries is derived from or incidental to the international operation of a ship or ships and therefore it is exempt from taxation under Section 883. (See Item 5. Operating and Financial Review and Prospects – Outlook.)

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

        Because we and Celebrity Cruises Inc. conduct a trade or business in the United States, we and Celebrity Cruises Inc. would be taxable at regular corporate rates on our separate Company taxable income (i.e., without regard to the income of our ship-owning subsidiaries), from United States sources, which includes 100% of income, if any, from transportation which begins and ends in the United States (not including possessions of the United States), 50% of income from transportation that either begins or ends in the United States, and no income from transportation that neither begins nor ends in the United States. The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a United States port, but that calls on more than one foreign port, will derive United States source income only from the first and last legs of such cruise. Because there are no regulations or other Internal Revenue Service interpretations of these rules, the applicability of the transportation income source rules in the aforesaid favorable manner is not free from doubt. In addition, if any of our earnings and profits effectively connected with our United States trade or business were withdrawn or were deemed to have been withdrawn from our United States trade or business, such withdrawn amount would be subject to a “branch profits” tax at the rate of 30%. The amount of such earnings and profits would be equal to the aforesaid United States source income, with certain generally minor adjustments, less income taxes. Finally, we and Celebrity Cruises Inc. would also be potentially subject to tax on portions of certain interest paid by us at rates of up to 30%.

        If Section 883 was not available to a ship-owning subsidiary, such subsidiary would be subject to a special 4% tax on its United States source gross transportation income, if any, each year because its income is derived from the leasing of a ship and because it does not have a fixed place of business in the United States. Such United States source gross transportation income may be determined under any reasonable method, including ratios based upon (i) days traveling directly to or from United States ports to total days traveling; or (ii) the lessee’s United States source gross income from the ship (as determined under the source rules discussed in the preceding paragraph, and subject to the assumptions and qualifications set forth therein) to the lessee’s total gross income from the ship.

Organizational Structure

        We hold directly or indirectly all of the voting stock of the following significant subsidiaries:

Jurisdiction of
Name	Incorporation
Celebrity Cruise Lines Inc.	Cayman Islands
Celebrity Cruises Holdings Inc.	Liberia
Cruise Mar Shipping Holdings Ltd.	Liberia
Cruise Mar Investments Inc.	Liberia
Celebrity Cruises Inc.	Liberia

Property and Equipment

        Information about our cruise ships, including their size and primary areas of operation, may be found within the Fleet Expansion and Cruise Ships and Itineraries sections in Item 4. Information regarding our cruise ships under construction, estimated expenditures and financing may be found within the Future Capital Commitments and Funding Sources sections of Item 5.

        Our principal executive office and shoreside operations are located at the Port of Miami, Florida where we lease three office buildings totaling approximately 359,000 square feet from Miami-Dade County, Florida under long-term leases with initial terms expiring in various years in and after 2011.

        We lease an office building in Wichita, Kansas totaling approximately 89,000 square feet which is used primarily as an additional reservation center. We lease an office building in Miramar, Florida totaling approximately 128,000 square feet. The facility is used primarily as additional office space and it is approximately 66% occupied.

        Royal Caribbean International operates two private destinations: (i) an island we own in the Bahamas which we call CocoCay; and (ii) Labadee, a secluded peninsula which we lease and is located on the north coast of Haiti. Our ships have recently suspended calling on Labadee due to political unrest in Haiti.

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

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

        Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this document constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•	general economic and business conditions,
•	vacation industry competition, including cruise industry competition,
•	changes in vacation industry capacity, including cruise capacity,
•	the impact of tax laws and regulations affecting our business or our principal shareholders,
•	the impact of changes in other laws and regulations affecting our business,
•	the impact of pending or threatened litigation,
•	the delivery of scheduled new ships,
•	emergency ship repairs,
•	incidents involving cruise ships,
•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service,
•	changes in our stock price, interest rates or oil prices, and
•	weather.

        The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Critical Accounting Policies

        Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. (See Note 1. General and Note 2. Summary of Significant Accounting Policies.) Certain of our accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions. We have discussed these accounting estimates and disclosures with the audit committee of our board of directors. We believe our most critical accounting policies are as follows:

Ship Accounting

        Our ships represent our most significant assets and we state them at cost less accumulated depreciation or amortization. Depreciation of ships, which includes amortization of ships under capital leases, is computed net of a 15% projected residual value using the straight-line method over estimated service lives of primarily 30 years. Improvement costs that we believe add value to our ships are capitalized as additions to the ship and depreciated over the improvements’ estimated useful lives. The estimated cost and accumulated depreciation of refurbished or replaced ship components are written-off and any resulting gain or loss is recognized in operating expenses. Repairs and maintenance activities are charged to expense as incurred.

        Our service life and residual value estimates take into consideration the impact of anticipated technological changes, long-term cruise and vacation market conditions and historical useful lives of similarly-built ships. In addition, we take into consideration our estimates of the average useful lives of the ships’ major component systems, such as hull, superstructure, main electric, engines and cabins. Given the very large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ship systems; therefore, we estimate the costs of component systems based principally on general and technical information known about major ship component systems and their lives and our knowledge of the cruise industry. We do not identify and track depreciation by ship component systems, but instead utilize these estimates to determine the net cost basis of assets replaced or refurbished.

        We believe we have made reasonable estimates for ship accounting purposes. However, should certain factors or circumstances cause us to revise our estimates of ship service lives or projected residual values, depreciation expense could be materially higher or lower. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we had reduced our estimated average 30-year ship service life by one year, depreciation expense for 2003 would have increased by approximately $10 million. Further, if our ships were estimated to have no residual value, depreciation expense for 2003 would have increased by approximately $60 million.

Valuation of Long-Lived Assets and Goodwill

        We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated future cash flows were less than the carrying value of the asset, an impairment charge would be recognized for the difference between the asset’s estimated fair value and its carrying value.

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

        Goodwill is reviewed annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. The impairment review consists of comparing the fair value of goodwill to the carrying value. If the carrying value exceeds the fair value, an impairment charge would be recognized for the difference between the carrying value and the fair value. We use the market capitalization method in determining the fair value of our goodwill. If, under certain circumstances, this method is not representative of fair value, we use a present value of future cash flows approach.

        We believe we have made reasonable estimates and judgments in determining whether our long-lived assets and goodwill have been impaired; however, if there is a material change in the assumptions used in our determination of fair values or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

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

Proposed Statement of Position

        On June 29, 2001, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued a proposed Statement of Position (“SOP”), “Accounting for Certain Costs and Activities Related to Property, Plant and Equipment.” Under the proposed SOP, we would be required to adopt a component method of accounting for our ships. Using this method, each component of a ship would be identified as an asset and depreciated over its own separate expected useful life. In addition, we would have to expense drydocking costs as incurred which differs from our current policy of accruing future drydocking costs evenly over the period to the next scheduled drydocking. Lastly, liquidated damages received from shipyards as mitigation of consequential economic costs incurred as a result of the late delivery of a new ship would have to be recorded as a reduction of the ship’s cost basis versus our current treatment of recording liquidated damages as nonoperating income.

        In late 2003, AcSEC revised the SOP, which would allow us to choose the level of componentization for our ships. The level of componentization elected could result in changes in the amount and timing of depreciation, repair and maintenance expenses and any write-offs that may be recognized on the replacement of ship components. Alternatively, the draft SOP allows us to identify each ship as a single component; however, this would require us to expense all subsequent replacements and refurbishments as incurred.

        We are uncertain as to whether the proposed SOP will be issued in its current form as it is subject to clearance by the Financial Accounting Standards Board. We have not analyzed the impact the SOP would have on our results of operations or financial position, although it may be material. If implemented, the proposed SOP would be effective for the year ended December 31, 2005.

Terminology

        Available Passenger Cruise Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

        Gross Cruise Costs represent total operating expenses and marketing, selling and administrative expenses.

        Gross Yields represent total revenues per Available Passenger Cruise Day.

        Net Cruise Costs represent payroll and related, food and other operating expenses (each of which are described below under the Results of Operations heading) and marketing, selling and administrative expenses.

        Net Yields represent total revenues less commissions, transportation and other, and onboard and other expenses (each of which are described below under the Results of Operations heading) per Available Passenger Cruise Day.

        Occupancy Percentage, in accordance with cruise industry practice, is calculated by dividing Passenger Cruise Days by Available Passenger Cruise Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

        Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days of their respective cruises.

Results of Operations

         For the year ended December 31, 2003, we changed the reporting format of our consolidated statements of operations to separately present our significant sources of revenue and their directly related variable costs and expenses. We have also separately identified certain ship operating expenses, such as payroll and related expenses and food costs. In connection with this change, we have included port costs that vary with passenger head counts in the expense category attributable to passenger ticket revenues, which resulted in a change to Net Yields. All prior periods were reclassified to conform to the current year presentation.

        Our revenues consist of the following:

         Passenger ticket revenues consist of revenue recognized from the sale of passenger tickets and the sale of air transportation to our ships.

         Onboard and other revenues consist primarily of revenues from the sale of goods and/or services onboard our ships, cancellation fees, sales of vacation protection insurance and pre and post tours. Also included are revenues we receive from independent third party concessionaires that pay us a percentage of their revenues in exchange for the right to provide selected activities onboard our ships.

        Our operating expenses consist of the following:

        Commissions, transportation and other expenses consist of those costs directly associated with passenger ticket revenues, including travel agent commissions, air and other transportation expenses, port costs that vary with passenger head counts and related credit card fees.

        Onboard and other expenses consist of the direct costs associated with onboard and other revenues. These costs include the cost of products sold onboard our ships, vacation protection insurance premiums, costs associated with pre and post tours and related credit card fees. Concession revenues have minimal costs associated with them, as the costs related to these activities are incurred by the concessionaires.

        Payroll and related expenses consist of costs for shipboard personnel, including officers, crew, hotel and administrative employees.

        Food expenses consist of food costs for both passengers and crew.

        Other operating expenses consist of operating costs such as fuel, repairs and maintenance, port costs that do not vary with passenger head counts, insurance, entertainment and all other operating costs.

        We do not allocate payroll and related costs, food costs or other operating costs to the expense categories attributable to passenger ticket revenues or onboard and other revenues since they are incurred to provide the total cruise vacation experience.

Summary

         We reported total revenues, operating income, net income and earnings per share as shown in the following table (in thousands, except per share data):

	Year Ended December 31,

	2003	2002	2001

Total Revenues	$3,784,249	$3,434,347	$3,145,250
Operating Income	526,185	550,975	455,605
Net Income	280,664	351,284	254,457
Basic Earnings Per Share	$1.45	$1.82	$1.32
Diluted Earnings Per Share	$1.42	$1.79	$1.32

Unaudited selected statistical information is shown in the following table:

	Year Ended December 31,

	2003	2002	2001

Passengers Carried	2,990,607	2,768,475	2,438,849
Passenger Cruise Days	20,064,702	18,112,782	15,341,570
Available Passenger Cruise Days	19,439,238	17,334,204	15,067,605
Occupancy Percentage	103.2%	104.5%	101.8%

22 The following table presents operating data as a percentage of total revenues:

	Year Ended December 31,

	2003	2002	2001

Passenger ticket revenues	73.3	75.4	77.2
Onboard and other revenues	26.7	24.6	22.8

Total revenues	100.0%	100.0%	100.0%
Operating expenses
Commissions, transportation and other	18.1	19.5	23.1
Onboard and other	6.6	6.1	5.7
Payroll and related	11.3	9.2	9.0
Food	6.3	7.4	6.9
Other operating	20.6	19.3	16.8

Total operating expenses	62.9	61.5	61.5
Marketing, selling and administrative expenses	13.6	12.6	14.4
Depreciation and amortization expenses	9.6	9.9	9.6

Operating Income	13.9	16.0	14.5
Other Income (Expense)	(6.5)	(5.8)	(6.4)

Net Income	7.4%	10.2%	8.1%

         Several external events and factors have impacted our operating environment over the last three years. Consumer concerns regarding the terrorist attacks of September 11, 2001, the war in Iraq, the economy, Severe Acute Respiratory Syndrome (“SARS”) and noroviruses had adverse impacts on our business. As a result, we experienced lower cruise ticket prices attributed to consumer apprehension towards travel. Net income was $280.7 million or $1.42 per share on a diluted basis in 2003, compared to $351.3 million or $1.79 per share in 2002 and $254.5 million or $1.32 per share in 2001. Net income in 2002 included a charge of approximately $20.0 million recorded in connection with a litigation settlement. In 2003, we reduced the amount of the charge by approximately $5.8 million. (See Note 12. Commitments and Contingencies.) Net income in 2002 also included net proceeds of $33.0 million received in connection with the termination of our merger agreement with P&O Princess Cruises plc (“P&O Princess”). (See Note 3. Termination of Proposed Combination with P&O Princess Cruises plc.) The events of September 11, 2001 adversely affected our 2001 net income by approximately $47.7 million due to lost revenues and extra costs directly associated with passengers not being able to reach their departure ports during the weeks following the attacks. We incurred additional costs associated with business decisions taken in the aftermath of the attacks, including itinerary changes, charges related to office closures and severance costs due to a reduction in force.

Outlook

         On January 29, 2004, we announced that we expected Net Yields for the first quarter of 2004 to increase in the range of 5% to 7% and that Net Yields in the second quarter would increase more than in the first quarter. We now expect Net Yields for the first quarter of 2004 to be at the low end of this range. Limited visibility and prior year comparisons make forecasting Net Yields for the full year difficult. Assuming there are no external events and positive booking trends continue, we expect Net Yields for the full year 2004 to increase in the range of 5% to 7%. We utilize Net Yields for revenue management purposes and believe that it is the most relevant measure of our pricing performance. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize Net Yields to manage our business on a day-to-day basis and believe it is a more relevant measure of our performance. As such, we do not believe that reconciling information is meaningful.

         Net Cruise Costs per Available Passenger Cruise Day for the full year 2004 are expected to increase approximately 1% to 2%. The increase in Net Cruise Costs is primarily attributable to increases in fuel prices, insurance expenses and port expenses (the latter associated with itinerary changes, increased occupancy levels, and other increases). Based upon year-over-year comparisons, we expect Net Cruise Costs, on an Available Passenger Cruise Day basis, to increase in the first half of the year and decrease in the second half of the year. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance. We have not provided a quantitative reconciliation of projected Gross Cruise Costs to projected Net Cruise Costs due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize Net Cruise Costs to manage our business on a day-to-day basis and believe it is a more relevant measure of our performance. As such, we do not believe that reconciling information is meaningful.

        On March 12, 2004, we announced the cancellation of a one-week sailing due to the unanticipated drydock of one ship, which we estimate will negatively impact net income by approximately $0.02 to $0.03 per share.

         Internal Revenue Code Section 883 provides an exemption from United States income taxes on certain income derived from or incidental to the international operation of ships. Final regulations under Section 883 were published on August 26, 2003. These regulations confirm that we qualify for the exemption provided by Section 883. The final regulations narrowed the scope of activities which are considered by the Internal Revenue Service to be incidental to the international operation of ships. The activities listed in the regulations as not being incidental to the international operation of ships include income from the sale of air and other transportation such as transfers, shore excursions and pre and post tours. To the extent the income from such activities is earned from sources within the United States, such income will be subject to United States taxation. These regulations will be effective for our 2004 fiscal year. We currently estimate the application of these regulations will reduce our 2004 earnings by approximately $0.04 to $0.05 per share.

         Our zero coupon convertible notes become convertible during the first quarter of 2004 if the share price of our common stock closes above $34.27 for 20 days out of the last 30 trading days of the quarter. If the notes become convertible, we expect earnings per share for the quarter to be reduced by approximately $0.01. If the share price of our common stock closes above $34.68, $35.09 and $35.50 for 20 days out of the last 30 trading days of the second, third and fourth quarters, respectively, our zero coupon convertible notes will continue to be convertible. If the notes continue to be convertible for the remainder of the year, full year earnings per share would be reduced by approximately $0.06.

        Based on the above, we expect 2004 earnings per share to be in range of $2.10 to $2.30.

         Our Liquid Yield Option™ Notes become convertible during the second, third and fourth quarters of 2004 if the share price of our common stock closes above $46.08, $46.64 and $47.20, respectively, for 20 days out of the last 30 trading days of each quarter. If the notes become convertible, full year earnings per share would be reduced by approximately $0.02.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

         Passenger ticket revenues increased 7.1% to $2.8 billion in 2003 compared to $2.6 billion in 2002. The increase in passenger ticket revenues was primarily due to a 12.1% increase in capacity, partially offset by lower cruise ticket prices and occupancy levels. The increase in capacity was primarily associated with the full year effect of the additions of Constellation, Brilliance of the Seas and Navigator of the Seas and the deliveries of Serenade of the Seas and Mariner of the Seas in 2003. The increase in capacity was partially offset by the cancellation of sailings due to the unanticipated drydock of two ships in 2003 and the transfer of Viking Serenade to Island Cruises, our joint venture with First Choice Holidays PLC, in 2002. Lower cruise ticket prices and occupancy levels were attributable to consumer apprehension towards travel prior to and during the war in Iraq and continued economic uncertainty. Occupancy in 2003 was 103.2% compared to 104.5% in 2002.

         Onboard and other revenues increased 19.5% to $1.0 billion in 2003 compared to $0.8 billion in 2002. The increase was mainly attributable to a 19.8% increase in shipboard revenues resulting primarily from an increase in capacity and the assumption of certain onboard functions previously handled by a concessionaire. Included in onboard and other revenues were concession revenues of $163.0 million and $162.0 million in 2003 and 2002, respectively.

         Gross Yields and Net Yields for 2003 decreased 1.7% and 0.6%, respectively, compared to 2002, primarily due to lower cruise ticket prices and occupancy levels.

Expenses

         Operating expenses increased 12.7% to $2.4 billion in 2003 compared to $2.1 billion in 2002. The increase was primarily due to costs associated with an increase in capacity, the assumption of certain onboard functions previously handled by a concessionaire, fuel costs and the Brilliance of the Seas lease. The change in the concession arrangement resulted in higher payroll and related expenses and onboard and other expenses, partially offset by a decrease in food costs. Fuel costs as a percentage of total revenues were 5.2% and 4.5% for 2003 and 2002, respectively. Included in other operating expenses in 2002 was a charge of $20.0 million recorded in connection with a litigation settlement. In 2003, we reduced the amount of the charge by approximately $5.8 million based on the actual number of claims filed in these actions. (See Note 12. Commitments and Contingencies.) Operating expenses per Available Passenger Cruise Day increased 0.5% in 2003 compared to 2002.

         Marketing, selling and administrative expenses increased 19.3% to $514.3 million in 2003 compared to $431.1 million in 2002. The increase in 2003 was primarily attributable to new initiatives associated with the Celebrity Cruises marketing campaign and a return to more normalized spending levels. The year 2002 reflected lower spending levels as a result of business decisions taken subsequent to the events of September 11, 2001. Marketing, selling and administrative expenses as a percentage of total revenues were 13.6% and 12.6% in 2003 and 2002, respectively. On a per Available Passenger Cruise Day basis, marketing, selling and administrative expenses in 2003 increased 6.4% from 2002.

         Net Cruise Costs per Available Passenger Cruise Day increased 4.9% in 2003 compared to 2002. The increase in 2003 was primarily attributed to higher payroll and related expenses, fuel costs, Brilliance of the Seas lease payments, marketing costs associated with the Celebrity Cruises marketing campaign and a return to more normalized spending levels, partially offset by the reduction in the litigation settlement charge and a decrease in food costs.

         Depreciation and amortization expenses increased 7.0% to $362.7 million in 2003 from $339.1 million in 2002. The increase was primarily due to incremental depreciation associated with the addition of new ships.

Other Income (Expense)

         Gross interest expense decreased to $284.3 million in 2003 from $290.3 million in 2002. The decrease was primarily attributable to lower interest rates. Capitalized interest decreased to $15.9 million in 2003 from $23.4 million in 2002 due to a lower average level of investment in ships under construction and lower interest rates.

         Included in other income (expense) in 2002 was $33.0 million of net proceeds received in connection with the termination of the P&O Princess merger agreement and $12.3 million of compensation from shipyards related to the late delivery of ships.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

         Passenger ticket revenues increased 6.7% to $2.6 billion compared to $2.4 billion in 2001. The increase in passenger ticket revenues was primarily due to a 15.0% increase in capacity, partially offset by a lower percentage of passengers who chose to book their air passage through us and lower cruise ticket prices. The increase in capacity was associated with the full year effect of the additions of Infinity, Radiance of the Seas, Summit and Adventure of the Seas and the deliveries of Constellation, Brilliance of the Seas and Navigator of the Seas in 2002. The increase in capacity was partially offset by the transfer of Viking Serenade to Island Cruises, our joint venture with First Choice Holidays PLC in 2002. Lower cruise ticket prices were attributed to the events of September 11, 2001, a general softness in the United States economy and an increase in industry capacity. Occupancy for 2002 was 104.5% compared to 101.8% in 2001.

         Onboard and other revenues increased 17.7% to $0.8 billion in 2002 compared to $0.7 billion in 2001. The increase was mainly attributable to a 20.7% increase in shipboard revenues resulting primarily from an increase in capacity. Included in onboard and other revenues were concession revenues of $162.0 million and $131.6 million in 2002 and 2001, respectively.

        Gross Yields and Net Yields for 2002 decreased 5.1% and 0.7%, respectively, compared to 200l, primarily due to lower cruise ticket prices. In addition, the decline in Gross Yields was also due to a lower percentage of passengers who chose to book their air passage through us.

Expenses

         Operating expenses increased 9.2% to $2.1 billion in 2002 compared to $1.9 billion in 2001. Included in other operating expenses in 2002 was a charge of $20.0 million recorded in connection with a litigation settlement. (See Note 12. Commitments and Contingencies.) Operating expenses per Available Passenger Cruise Day in 2002 decreased 5.0% compared to 2001. The decline on a per Available Passenger Cruise Day basis was associated with fewer passengers purchasing air passage through us and lower commissions resulting from reduced cruise ticket prices.

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

        Net Cruise Costs per Available Passenger Cruise Day decreased 2.2% in 2002 compared to 2001. The decrease in 2002 was primarily due to cost reduction initiatives subsequent to the events of September 11, 2001.

         Depreciation and amortization expenses increased 12.6% to $339.1 million in 2002 from $301.2 million in 2001. The increase was primarily due to incremental depreciation associated with the addition of new ships, partially offset by the elimination of $10.4 million of goodwill amortization in 2002. (See Note 2. Summary of Significant Accounting Policies.)

Other Income (Expense)

        Gross interest expense, was $290.3 million in 2002, essentially unchanged from 2001. The increase in the average debt level associated with our fleet expansion program was offset by a decrease in interest rates. Capitalized interest decreased to $23.4 million in 2002 from $37.0 million in 2001 due to a lower average level of investment in ships under construction and lower interest rates.

         Included in other income (expense) in 2002 was $33.0 million of net proceeds received in connection with the termination of the P&O Princess merger agreement. Also included in other income (expense) in 2002 and 2001 was $12.3 million and $7.2 million, respectively, of compensation from shipyards related to the late delivery of ships.

Liquidity and Capital Resources

Sources and Uses of Cash

        Net cash provided by operating activities was $857.8 million in 2003 compared to $870.5 million in 2002 and $633.7 million in 2001. The change in each year was primarily due to the timing of cash receipts related to customer deposits and fluctuations in net income.

        During the year ended December 31, 2003, our capital expenditures were approximately $1.0 billion compared to approximately $1.0 billion in 2002 and $2.1 billion in 2001. Capital expenditures were primarily related to the deliveries of Serenade of the Seas and Mariner of the Seas in 2003; Constellation and Navigator of the Seas in 2002; and Infinity, Radiance of the Seas, Summit and Adventure of the Seas in 2001, as well as progress payments for ships under construction in all years.

         Capitalized interest decreased to $15.9 million in 2003 from $23.4 million in 2002 and $37.0 million in 2001 due to a lower average level of investment in ships under construction and lower interest rates.

        In July 2002, we financed the addition of Brilliance of the Seas to our fleet by novating our original ship building contract and entering into an operating lease denominated in British pound sterling. In connection with the novation of the contract, we received $77.7 million for reimbursement of shipyard deposits previously made. (See Note 12. Commitments and Contingencies.)

        During 2003, we received net cash proceeds of $0.6 billion from the issuance of senior unsecured notes due through 2013. During 2002, we obtained financing of $0.3 billion related to the acquisition of Constellation. During 2001, we received net cash proceeds of $1.8 billion from the issuance of Liquid Yield Option™ Notes, senior notes, term loans, zero coupon convertible notes and drawings on our revolving credit facility as well as obtained financing of $0.3 billion related to the acquisition of Summit. (See Note 6. Long-Term Debt.)

        We made principal payments totaling approximately $231.1 million, $603.3 million and $45.6 million under various term loans, senior notes, revolving credit facilities and capital leases during 2003, 2002 and 2001, respectively.

        During 2003, 2002 and 2001, we paid quarterly cash dividends on our common stock totaling $98.3 million, $100.1 million and $100.0 million, respectively.

Future Capital Commitments

        We have two ships on order designated for the Royal Caribbean International fleet. We are scheduled to take delivery of Jewel of the Seas, a Radiance-class ship, in the second quarter of 2004. In September 2003, we entered into an agreement with a shipyard to purchase an Ultra-Voyager ship scheduled for delivery in the second quarter of 2006. We have an option, exercisable through August 2004, to purchase an additional Ultra-Voyager ship for delivery, subject to certain conditions, in 2007. The option has a price of approximately 0.6 billion euros.

        With the two ships currently on order we will increase capacity by 5,712 berths. The aggregate cost of the two ships is approximately $1.2 billion, of which we have deposited $93.2 million as of December 31, 2003. We anticipate overall capital expenditures will be approximately $0.7 billion, $0.3 billion and $0.9 billion for 2004, 2005 and 2006, respectively.

Contractual Obligations and Off-Balance Sheet Arrangements

        As of December 31, 2003, our contractual obligations, with initial or remaining terms in excess of one year, were as follows (in thousands):

	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt obligations (1)	$5,465,806	$292,895	$1,637,579	$1,648,315	$1,887,017
Capital lease obligations	369,998	22,337	50,158	58,470	239,033
Operating lease obligations (2)(3)	607,619	47,040	88,772	84,030	387,777
Ship purchase obligations	1,152,444	481,109	671,335	—	—
Other (4)	306,712	65,281	77,709	47,878	115,844

Total	$7,902,579	$908,662	$2,525,553	$1,838,693	$2,629,671

(1)	The holders of our zero coupon convertible notes may require us to purchase any notes outstanding at an accreted value of $397.6 million on May 18, 2004. The holders of our Liquid Yield Option™ Notes may require us to purchase any notes outstanding at an accreted value of $697.2 million on February 2, 2005. We may choose to pay any amounts in cash or common stock or a combination thereof. We have a $345.8 million loan facility due 2007 available to us to satisfy the obligation on our zero coupon convertible notes. In addition, we have our unsecured revolving credit facility due 2008 available to us to satisfy these obligations. The loan and credit facilities are included in the three to five years category.
(2)	We are obligated under noncancelable operating leases primarily for ship, office and warehouse facilities, computer equipment and motor vehicles.
(3)	Under the Brilliance of the Seas lease agreement, we may be required to make a termination payment of approximately £ 126 million, or approximately $224 million based on the exchange rate at December 31, 2003, if the lease is canceled at year 10. This amount is included in the more than five years category. (See Note 12. Commitments and Contingencies.)
(4)	We have future commitments to pay for our usage of certain port facilities, marine consumables, information technology hardware and software, maintenance contracts and communication services.

        Our off-balance sheet arrangements consist primarily of operating lease commitments as discussed in Note 12. Commitments and Contingencies. Under the Brilliance of the Seas operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our annual lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Under current circumstances we do not believe an indemnification is probable.

        Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.

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

Funding Sources

        As of December 31, 2003, our liquidity was $1.1 billion consisting of approximately $330.1 million in cash and cash equivalents and $780.0 million available under our unsecured revolving credit facility due 2008. (See Note 6. Long-Term Debt.) Since December 31, 2003, we have received additional commitments to our revolving credit facility bringing the amount available under this facility to $1.0 billion. The other terms of the facility were unchanged. (See Note 14. Subsequent Events.) We have also decided not to use the secured export financing previously available to us. In January 2004, we entered into an 8-year, $200.0 million unsecured term loan, at LIBOR plus 1.75%, which can be drawn any time prior to July 1, 2004. Capital expenditures, scheduled debt payments and potential obligations under our zero coupon convertible notes and Liquid Yield Option™ Notes (as discussed above in footnote (1) of the contractual obligations table) will be funded through a combination of cash flows from operations, drawdowns under our available credit facilities, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. There can be no assurances that cash flows from operations and additional financing from external sources will be available in accordance with our expectations.

         Our financing agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of December 31, 2003.

         If A. Wilhelmsen AS. and Cruise Associates, our two principal shareholders, cease to own a specified percentage of our common stock, we may be obligated to prepay indebtedness outstanding under the majority of our credit facilities, which we may be unable to replace on similar terms. If this were to occur, it could have an adverse impact on our operations and liquidity.

        We believe our availability under current existing credit facilities, cash flows from operations and our ability to obtain new borrowings and/or raise new capital will be sufficient to fund operations, debt payment requirements and capital expenditures over the next 12-month period.

Financial Instruments and Other

General

        We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments pursuant to our hedging practices and policies. The financial impacts of these hedging instruments are primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analyses. (See Note 11. Financial Instruments.)

Interest Rate Risk

        Our exposure to market risk for changes in interest rates relates to our long-term debt obligations and our operating lease for Brilliance of the Seas. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense and rent expense.

         Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. At December 31, 2003, our interest rate swap agreements effectively changed $243.8 million of fixed rate debt with a weighted-average fixed rate of 8.02% to LIBOR-based floating rate debt. The estimated fair value of our long-term fixed rate debt at December 31, 2003, excluding our Liquid Yield Option™ Notes and zero coupon convertible notes, was $3.2 billion using quoted market prices, where available, or using discounted cash flow analyses based on market rates available to us for similar debt with the same remaining maturities. The fair value of our associated interest rate swap agreements was estimated to be $24.8 million as of December 31, 2003 based on quoted market prices for similar or identical financial instruments to those we hold. A hypothetical one percentage point decrease in interest rates at December 31, 2003 would increase the fair value of our long-term fixed rate debt, excluding our Liquid Yield Option™ Notes and zero coupon convertible notes, by approximately $152.3 million, net of an increase in the fair value of the associated interest rate swap agreements.

        Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates. At December 31, 2003, 67% of our debt was effectively fixed and 33% was floating. A hypothetical one percentage point increase in interest rates would increase our 2004 interest expense by approximately $14.2 million. At December 31, 2003, we have interest rate swap agreements that effectively change $25.0 million of LIBOR-based floating rate debt to fixed rate debt of 4.395% beginning January 2005.

        Market risk associated with our operating lease for Brilliance of the Seas is the potential increase in rent expense from an increase in sterling LIBOR rates. Beginning January 2004, we have effectively changed £75.0 million of the operating lease obligations from a floating rate to a fixed rate obligation with a weighted-average rate of 5.02% through a combination of interest rate swap agreements and rate fixings with the lessor. A hypothetical one percentage point increase in sterling LIBOR rates would increase our 2004 rent expense by approximately $3.4 million, based on the exchange rate at December 31, 2003, net of the effect of interest rate swaps and interest rate fixings.

Convertible Notes

         The estimated fair values of our Liquid Yield Option™ Notes and zero coupon convertible notes fluctuate with the price of our common stock and at December 31, 2003 were $727.7 million and $511.5 million, respectively. A hypothetical 10% decrease or increase in our December 31, 2003 common stock price would decrease or increase the value of our Liquid Yield Option™ Notes and zero coupon convertible notes by approximately $27.6 million and $36.1 million, respectively.

Foreign Currency Exchange Rate Risk

         Our primary exposure to foreign currency exchange rate risk relates to our firm commitments under one ship construction contract denominated in euros. We entered into euro denominated forward contracts and purchased call options to manage this risk and were fully-hedged as of December 31, 2003. The estimated fair value of such euro denominated contracts at December 31, 2003, was a net unrealized gain of approximately $15.0 million, based on quoted market prices for equivalent instruments with the same remaining maturities. These euro denominated forward contracts and purchased call options mature through 2006. A hypothetical 10% strengthening of the United States dollar as of December 31, 2003, assuming no changes in comparative interest rates, would result in a $34.8 million decrease in the fair value of these forward contracts and purchased call options. This decrease in fair value would be offset by a decrease in the United States dollar value of the related foreign currency denominated ship construction contract.

        We are also exposed to foreign currency exchange rate fluctuations on the United States dollar value of our foreign currency denominated forecasted transactions. To manage this exposure, we take advantage of any natural offsets of our foreign currency revenues and expenses and enter into foreign currency forward contracts and/or option contracts for a portion of the remaining exposure related to these forecasted transactions. Our principal net foreign currency exposure relates to the euro, the Norwegian kroner, British pound sterling and the Canadian dollar. At December 31, 2003, the estimated fair value of such contracts was an unrealized loss of approximately $0.6 million based on quoted market prices for equivalent instruments with the same remaining maturities. A hypothetical 10% strengthening of the United States dollar as of December 31, 2003, assuming no changes in comparative interest rates, would increase the fair value of these contracts by approximately $1.7 million. This increase in fair value would be offset by a decrease in the United States dollar value of the forecasted transactions being hedged.

Fuel Price Risk

        Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. Fuel cost, as a percentage of our total revenues, was approximately 5.2% in 2003, 4.5% in 2002 and 3.7% in 2001. We use fuel swap agreements and zero cost collars to mitigate the financial impact of fluctuations in fuel prices. As of December 31, 2003, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of approximately $30.2 million, maturing through 2004. The estimated fair value of these contracts at December 31, 2003 was an unrealized gain of $4.0 million. We estimate that a hypothetical 10% increase in our weighted-average fuel price for the year ended December 31, 2003 would increase our 2004 fuel cost by approximately $24.1 million. This increase would be partially offset by an increase in the fair value of our fuel swap agreements of approximately $4.0 million.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

        The board of directors is divided into three classes. The current term of office for directors in Class II expires at the 2004 Annual Meeting. The current term of office for directors in Class III expires at the 2005 Annual Meeting and the current term of office for directors in Class I expires at the 2006 Annual Meeting. Each newly elected director will serve three years from the date of his or her election. For a description of the arrangements between the major shareholders regarding the nomination and election of directors, see Item 7. Major Shareholders and Related Party Transactions. Information regarding our directors and senior management is as follows:

Name	Age	Position

Richard D. Fain (1)	56	Chairman, Chief Executive Officer and Director
Jack L. Williams	54	President and Chief Operating Officer, Royal Caribbean International and Celebrity Cruises
Adam M. Goldstein	44	Executive Vice President, Brand Operations, Royal Caribbean International
Luis E. Leon	51	Executive Vice President and Chief Financial Officer
Tor B. Arneberg (2)	75	Director
Bernard W. Aronson (1)	57	Director
John D. Chandris (1)	53	Director
Arvid Grundekjoen (1)	48	Director
William L. Kimsey (2)	61	Director
Laura Laviada (3)	53	Director
Gert W. Munthe (2)	47	Director
Eyal Ofer (3)	53	Director
Thomas J. Pritzker (2)	53	Director
William K. Reilly (3)	64	Director
Arne Alexander Wilhelmsen (3)	38	Director

(1) Class I director (2) Class II director (3) Class III director

        The board has adopted corporate governance standards which set forth the necessary qualifications for board members and contain guidelines established by the board to assist it in determining director independence for purposes of the corporate governance rules of the New York Stock Exchange. A copy of our corporate governance standards is posted on our website at www.rclinvestor.com. Based on the guidelines contained in our corporate governance standards, our board has determined that all of our directors are independent with the exception of Messrs. Fain and Reilly.

        Richard D. Fain has served as a director since 1981 and as our Chairman and Chief Executive Officer since 1988. Mr. Fain is Chairman of the International Council of Cruise Lines, an industry trade organization, and is a director of First Choice Holidays PLC. Mr. Fain has been involved in the shipping industry for over 25 years.

        Jack L. Williams has served as President and Chief Operating Officer of Royal Caribbean International since January 1997 and, additionally, as President and Chief Operating Officer of Celebrity Cruises since November 2001. Prior to 1997, Mr. Williams was Vice President and General Sales Manager for American Airlines where he had been employed for 23 years in a variety of positions in finance, marketing and operations.

        Adam M. Goldstein has served as Executive Vice President, Brand Operations for Royal Caribbean International since November 2002 and, in such capacity, oversees fleet operations, sales and marketing, supply chain management and newbuilding for the Royal Caribbean International brand and oversees the operation of our tour company, Royal Celebrity Tours. Mr. Goldstein has been employed with Royal Caribbean since 1988 in a variety of positions, including Senior Vice President, Total Guest Satisfaction and Senior Vice President, Marketing. Mr. Goldstein served as National Chair of the Travel Industry Association of America in 2001.

        Luis E. Leon has served as Executive Vice President and Chief Financial Officer since August 2003. Prior thereto and since 2001, Mr. Leon was the Chief Financial Officer for Graphic Packaging International Corporation, a New York Stock Exchange-listed manufacturer of folding cartons for the food and consumer products industry with revenue in excess of $1.1 billion. In such capacity, Mr. Leon was responsible for all financial and information technology functions of the company. From 1994 through 2001, Mr. Leon held various financial and management positions with GS Industries, Inc., a leading maker of wire rod grinding media for the mining industry, including serving as Executive Vice President and Chief Financial Officer and as a member of the board and member of its executive committee. From 1999 to 2001, Mr. Leon also served as the Chief Operating Officer for GS Industries, Inc.'s Mining Products division.

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

        John D. Chandris has served as a director since July 1997. Mr. Chandris is Chairman of Chandris (UK) Limited, a shipbrokering office based in London, England. Prior to September 1997, Mr. Chandris served as Chairman of Celebrity Cruise Lines Inc. Mr. Chandris is a director of various real estate companies in the United Kingdom, in particular, Leathbond Limited, London Cambridge Properties Limited and Ringmerit Limited. Mr. Chandris also serves on the board of the classification society, Lloyd’s Register.

        Arvid Grundekjoen has served as a director since November 2000. He is President and Chief Executive Officer of Anders Wilhelmsen & Co. AS. and serves as Chairman of the supervisory boards of Linstow AS. and Creati AS. Mr. Gundekjoen has previously served as President of Teamco, a data processing and information technology company.

        William L. Kimsey has served as a director since April 2003. Mr. Kimsey was employed for 32 years through September 2002 with the independent public accounting firm Ernst & Young. From 1998 through 2002, Mr. Kimsey served as the Chief Executive Officer of Ernst & Young Global and Global Executive Board member of Ernst & Young and from 1993 through 1998 as the Firm Deputy Chairman and Chief Operating Officer. Among other responsibilities during his tenure with Ernst & Young, Mr. Kimsey oversaw the successful combination of Ernst & Young with over 55 former Arthur Andersen practices throughout the world. Mr. Kimsey also serves on the board of Western Digital Corporation, Parsons Corporation and Accenture, Ltd. Mr. Kimsey is a certified public accountant and a member of the American Institute of Certified Public Accountants.

        Laura Laviada has served as a director since July 1997. In 2002, she founded Area Editores, a publishing company specializing in art and architectural books. Currently, she is actively involved in the restoration and development of Mexico City’s historic district. Prior to 2000, Ms. Laviada was the Chairman and Chief Executive Officer of Editorial Televisa, the largest Spanish language magazine publisher in the world with 40 titles distributed throughout 19 countries. In 2000, Ms. Laviada sold her equity interest in the company and is currently involved in several non-profit organizations, including Pro-mujer, an organization that provides credit and micro-enterprise training for women in Mexico.

        Gert W. Munthe has served as a director since May 2002. Since September 2002, Mr. Munthe has served as managing partner of Ferd Private Equity, a private equity company that focuses on mid-cap companies in the technology area. From 1994 through January 2000, Mr. Munthe was a director of Alpharma, Inc., a New York Stock Exchange-listed life science company active in animal health and generic pharmaceuticals, and served as its Chief Operating Officer from 1998 until 1999 and as its Chief Executive Officer in 1999. From 1993 through 1998, Mr. Munthe was the President and Chief Executive Officer of NetCom, a leading wireless telecommunication operator in Norway that was listed on the Oslo and London Stock Exchanges. Mr. Munthe is a director of Anders Wilhelmsen & Co. AS. He served in the Royal Norwegian Navy and was previously with McKinsey & Co.

        Eyal Ofer has served as a director since May 1995. Mr. Ofer has served as the Chairman of Carlyle M.G. Limited since May 1991.

        Thomas J. Pritzker has served as a director since February 1999. Mr. Pritzker is Chairman and Chief Executive Officer of The Pritzker Organization and Hyatt Corporation. He is Chairman of Hyatt International and a partner in the law firm of Pritzker & Pritzker. Mr. Pritzker is a member of the board of trustees of the University of Chicago and the Art Institute of Chicago.

        William K. Reilly has served as a director since January 1998. Mr. Reilly is the Chief Executive Officer of Aqua International Partners, an investment group that finances water companies and projects in developing countries. From 1989 to 1993, Mr. Reilly served as the Administrator of the United States Environmental Protection Agency. He has also previously served as the Payne Visiting Professor at Stanford University’s Institute of International Studies, President of World Wildlife Fund and of The Conservation Foundation. He is Chairman of the board of World Wildlife Fund and also serves on the board of trustees of the American Academy in Rome, the National Geographic Society and the Packard Foundation. He also serves as a director of DuPont, Conoco, Ionics, Eden Springs and Evergreen Holdings.

        Arne Alexander Wilhelmsen has served as a director since May 2003. Mr. Wilhelmsen is Executive Vice President in the Anders Wilhelmsen & Co. group of companies and has held a variety of managerial positions within the group of companies since 1995. Mr. Wilhelmsen is a member of the board of directors of A. Wilhelmsen AS. and various other business units within the A. Wilhelmsen group of companies. From 1996 through 1997, Mr. Wilhelmsen was engaged as a marketing analyst for the Company and since 2001 has served as a member of the board of directors of Royal Caribbean Cruise Line AS., a wholly owned subsidiary of the Company that is responsible for the sales and marketing activities of the Company in Europe. Mr. Wilhelmsen has a Masters of Business Administration from IMD, Lausanne, Switzerland.

Compensation

Cash Compensation

        Our senior management consists of Messrs. Fain, Williams, Goldstein and Leon. We paid our directors and senior management (15 persons) aggregate cash compensation of $5.3 million during the year ended December 31, 2003.

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

        The aggregate amount set aside or accrued to provide retirement benefits for the directors and senior management, as a group, was approximately $1.0 million during 2003.

        We have stock award plans under which we issue stock options and stock awards to our directors, officers and key employees. The plans consist of a 1990 Employee Stock Option Plan, a 1995 Incentive Stock Option Plan and a 2000 Stock Award Plan. The 1995 Incentive Stock Option Plan provides for the issuance of options to purchase up to 6,700,000 shares of our common stock. The 2000 Stock Award Plan provides for the issuance of options and stock awards of up to 13,000,000 shares of our common stock. The 1990 Employee Stock Option Plan terminated by its terms in March 2000, although all options that had been outstanding at the time of termination remained in effect pending their subsequent exercise or earlier termination in accordance with the option terms. All options granted under the stock award plans terminate on the earlier of the option expiration date (which is generally ten years from the date of grant), or within a specified period following the recipient’s cessation of employment or service as a director.

        Prior to September 2003, the 2000 Stock Award Plan was known as the 2000 Stock Option Plan and provided for the issuance of nonqualified stock options. The Plan was amended in September 2003 and amended and restated in February 2004 and is now known as the 2000 Stock Award Plan. As amended and restated, the 2000 Stock Award Plan provides for the issuance, in addition to nonqualifed stock options, of (i) incentive stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units and (v) performance shares. Any awards granted under the 2000 Stock Award Plan, other than nonqualified stock options, are conditioned upon shareholder approval of the amended and restated plan at the 2004 annual meeting of our shareholders.

        In connection with our initial public offering in April 1993, we issued 379,714 stock options at an exercise price of $9.00 per share to Mr. Fain. The options, which vested immediately, will generally expire upon termination of Mr. Fain’s employment. As of February 27, 2004, 79,714 options were outstanding.

        During 2003, we issued (i) 100,000 options to Mr. Leon that have an exercise price of $28.40 and that expire in August 2013, (ii) 1,931 options to each of our non-management directors (Messrs. Arneberg, Aronson, Chandris, Grundekjoen, Kimsey, Munthe, Ofer, Pritzker, Reilly, Wilhelmsen and Ms. Laviada) that have an exercise price of $31.375 and that expire in September 2013 and (iii) 1,275 restricted stock units to each of the foregoing non-management directors, subject to shareholder approval at the 2004 annual meeting of our shareholders. Each recipient of the restricted stock units is entitled to receive shares of common stock in accordance with a five-year vesting schedule. Generally, the shares are forfeited if the recipient ceases to be a director before the shares vest. We issued options and stock awards covering 551,016 shares of common stock during 2003 to our employees and directors as a group.

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

Board Practices

        Our board has adopted corporate governance standards which, along with board committee charters and key committee practices, provide the framework for the governance of the corporation. A copy of our corporate governance standards is posted in the corporate governance section on our website at www.rclinvestor.com.

        Our compensation committee consists of four directors who meet the independence requirements of the New York Stock Exchange. The purpose of the compensation committee is to approve and evaluate the compensation plans, policies and programs applicable to our executives, including the administration of our stock award plans and the granting of awards under the plans. Among other responsibilities, the compensation committee reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and sets compensation levels based on this evaluation. The current members of the compensation committee are Messrs. Arneberg (Committee Chairman), Aronson, Munthe and Ms. Laviada. The compensation committee operates under the authority of our board of directors as provided by the terms of our By-Laws. Our board has adopted a charter for the compensation committee that provides specific guidance to the committee as to its role and responsibility. A copy of the charter for the compensation committee is located on our website at www.rclinvestor.com.

        Our audit committee consists of four directors who meet the independence requirements of the New York Stock Exchange and the additional independence requirements imposed on audit committee members under the rules of the Securities and Exchange Commission. The purpose of the audit committee is to assist our board of directors in the oversight of (i) the integrity of our financial statements, (ii) the qualifications and independence of our independent auditor, (iii) the performance of our internal audit function and our independent auditors and (iv) our compliance with related legal and regulatory requirements. In furtherance of this purpose, the audit committee regularly reviews and discusses with management and our independent auditor our annual audited and quarterly financial statements. The audit committee has the sole authority to appoint or replace our independent auditor (subject to shareholder ratification) and to approve all audit engagement fees and terms and all non-audit engagements with the independent auditor. The current members of the audit committee are Messrs. Kimsey (Committee Chairman), Arneberg, Aronson and Munthe. Mr. Kimsey serves as the financial expert of the audit committee as such term is defined under the rules of the Securities and Exchange Commission. The audit committee operates under the authority of our board of directors as provided by the terms of our By-Laws. Our board has adopted a charter for the audit committee that provides specific guidance to the committee as to its role, responsibility and compliance with the Securities and Exchange Commission’s audit committee rules. A copy of the charter of the audit committee is located on our website at www.rclinvestor.com.

        Our nominating and director affairs committee consists of four directors who meet the independence requirements of the New York Stock Exchange. The purpose of the nominating and director affairs committee is to assist the board by identifying qualified individuals for nomination as members of the board of directors and of board committees, to recommend to the board corporate governance guidelines, to review and make recommendations to the board concerning board committee structure, operations and board reporting and to evaluate board and management performance. The current members of the nominating and director affairs committee are Messrs. Pritzker (Committee Chairman), Grundekjoen, Ofer and Wilhelmsen. The nominating and director affairs committee operates under the authority of our board of directors as provided by the terms of our By-Laws. Our board has adopted a charter for the nominating and director affairs committee that provides specific guidance to the committee as to its role and responsibility. A copy of the charter of the nominating and director affairs committee is located on our website at www.rclinvestor.com.

        For the term of our board of directors, see the Directors and Senior Management section of this Item 6.

Employees

        As of December 31, 2003, we employed approximately 3,400 full-time and 650 part-time employees in our shoreside operations worldwide. We also employed approximately 32,300 crew and staff for our ships. As of December 31, 2003, approximately 78% of our shipboard employees were covered by collective bargaining agreements. We believe that our relationship with our employees is good.

Share Ownership

        The beneficial ownership of shares of our common stock as of February 27, 2004 of our directors and senior management is as follows:

Name	Number of Shares		Percent of Common Stock

Tor B. Arneberg	27,334	(1)	Less than 1%
Bernard W. Aronson	84,334	(2)	Less than 1%
John D. Chandris	71,000	(3)	Less than 1%
Richard D. Fain	2,843,551	(4)	1.4%
Adam M. Goldstein	256,458	(5)	Less than 1%
Arvid Grundekjoen	20,000	(6)	Less than 1%
William L. Kimsey	—	(7)	—
Laura Laviada	71,000	(8)	Less than 1%
Luis E. Leon	—	(9)	—
Gert W. Munthe	6,667	(10)	Less than 1%
Eyal Ofer	99,334	(11)	Less than 1%
Thomas J. Pritzker	49,334	(12)	Less than 1%
William K. Reilly	25,517	(13)	Less than 1%
Arne Alexander Wilhelmsen	42,966,472	(14)	21.7%
Jack L. Williams	402,001	(15)	Less than 1%

(1)	Amount represents 27,334 options that will vest on or before May 1, 2004 and which are exercisable as follows: (i) 4,000 are exercisable at $28.88 per share and expire on March 31, 2010 and (ii) 23,334 are exercisable at $9.55 per share and expire on October 16, 2001. Amount does not include 22,597 unvested stock options and unvested rights to acquire 1,275 shares of stock.

(2)	Amount represents 84,334 options that will vest on or before May 1, 2004 and which are exercisable as follows: (i) 10,000 are exercisable at $14.38 per share and expire on June 13, 2006; (ii) 15,000 are exercisable at $26.75 per share and expire on September 24, 2008; (iii) 16,000 are exercisable at $28.88 per share and expire on March 31, 2010; (iv) 10,000 are exercisable at $20.30 per share and expire on December 4, 2010, and (v) 33,334 are exercisable at $9.55 per share and expire on October 16, 2011. Amount does not include 22,597 unvested stock options and unvested rights to acquire 1,275 shares of stock.

(3)	Amount represents 71,000 options that will vest on or before May 1, 2004 and which are exercisable as follows: (i) 15,000 are exercisable at $21.92 per share and expire on September 25, 2007; (ii) 16,000 are exercisable at $28.88 per share and expire on March 31, 2010; (iii) 10,000 are exercisable at $20.30 per share and expire on December 4, 2010; and (iv) 30,000 are exercisable at $9.55 per share and expire on October 16, 2011. Amount does not include 20,931 unvested stock options and unvested rights to acquire 1,275 shares of stock.
36

(4)	Amount includes (i)1,180,000 shares of common stock covered by options that will vest on or before May 1, 2004; (ii) 1,071,412 shares of common stock held by Monument Capital Corporation, a Liberian Corporation as nominee for various trusts primarily for the benefit of certain members of the Fain family; (iii) 576,384 shares of common stock issued to a trust for the benefit of Mr. Fain; and (iv) 247 shares of common stock held by Mr. Fain's minor daughter. Mr. Fain disclaims beneficial ownership of some or all of the shares of common stock referred to in (ii), (iii) and (iv) above. Of the 1,180,000 shares of common stock covered by the foregoing vested options (A) 79,714 are exercisable at $9.00 per share and will generally expire on the termination of Mr. Fain's employment; (B) 50,000 are exercisable at $13.78 per share and expire on February 3, 2005; (C) 20,286 are exercisable at $11.19 per share and expire on January 2, 2006; (D) 100,000 are exercisable at $13.31 per share and expire on October 15, 2006; (E) 200,000 are exercisable at $25.59 per share and expire on January 27, 2008; (F) 100,000 are exercisable at $35.09 per share and expire on February 5, 2009; (G) 120,000 are exercisable at $48.00 per share and expire on February 4, 2010; (H) 60,000 are exercisable at $28.78 per share and expire on March 3, 2010; (I) 150,000 are exercisable at $20.30 per share and expire on December 4, 2010; and (J) 300,000 are exercisable at $9.90 per share and expire on October 12, 2011. Amount does not include 195,000 unvested stock options held by Mr. Fain.

(5)	Amount includes (i) 226,043 shares of common stock covered by options that will vest on or before May 1, 2004; and (ii) 27,915 shares of common stock held jointly by Mr. Goldstein and his wife. Of the 226,043 shares of common stock covered by the foregoing vested options; (A) 50,000 are exercisable at $13.31 per share and expire on October 15, 2006; (B) 40,000 are exercisable at $27.02 per share and expire on February 26, 2008; (C) 35,000 are exercisable at $35.09 per share and expire on February 5, 2009; (D) 20,000 are exercisable at $48.00 per share and expire on February 4, 2010; (E) 9,375 are exercisable at $28.78 per share and expire on March 3, 2010; (F) 25,000 are exercisable at $20.30 per share and expire on December 4, 2010; and (G) 46,668 are exercisable at $9.90 per share and expire on October 12, 2011. Amount does not include 51,457 unvested stock options held by Mr. Goldstein.

(6)	Amount does not include (i) 11,931 unvested stock options and unvested rights to acquire 1,275 shares of stock and (ii) 42,966,472 shares of stock owned by A. Wilhemsen AS., an affiliate of Anders Wilhemsen & Co. AS. Mr.Grundekjoen is the President and Chief Executive Officer of Anders Wilhemsen & Co. AS.

(7)	Amount does not include 21,931 unvested stock options and unvested rights to acquire 1,275 shares of stock.

(8)	Amount represents 71,000 options that will vest on or before May 1, 2004 and which are exercisable as follows: (i) 15,000 are exercisable at $18.06 per share and expire on July 11, 2007; (ii) 16,000 are exercisable at $28.88 per share and expire on March 31, 2010; (iii) 10,000 are exercisable at $20.30 per share and expire on December 4, 2010; and (iv) 30,000 are exercisable at $9.55 per share and expire on October 16, 2011. Amount does not include 20,931 unvested stock options and unvested rights to acquire 1,275 shares of stock.

(9)	Amount does not include 100,000 unvested stock options.

(10)	Amount represents 6,667 options that will vest on or before May 1, 2004 and which are exercisable at $16.83 per share and expire on September 5, 2012. Amount does not include 15,264 unvested stock options and unvested rights to acquire 1,275 shares of stock.

(11)	Amount represents 99,334 options that will vest on or before May 1, 2004 and which are exercisable as follows: (i) 15,000 are exercisable at $11.19 per share and expire on June 12, 2005; (ii) 10,000 are exercisable at $14.38 per share and expire on June 13, 2006; (iii) 15,000 are exercisable at $26.75 per share and expire on September 24, 2008; (iv) 16,000 are exercisable at $28.88 per share and expire on March 31, 2010; (v) 10,000 are exercisable at $20.30 per share and expire on December 4, 2010; and (vi) 33,334 are exercisable at $9.55 per share and expire on October 16, 2011. Amount does not include 22,597 unvested stock options, unvested rights to acquire 1,275 shares of stock and 48,281,900 shares held by Cruise Associates. (See Item 7. Major Shareholders and Related Party Transactions.)
37

(12)	Amount represents 49,334 options that will vest on or before May 1, 2004 and which are exercisable as follows: (i) 16,000 are exercisable at $28.88 per share and expire on March 31, 2010; (ii) 10,000 are exercisable at $20.30 per share and expire on December 4, 2010; and (iii) 23,334 are exercisable at $9.55 per share and expire on October 16, 2011. Amount does not include 17,597 unvested stock options, unvested rights to acquire 1,275 shares of stock and 48,281,900 shares held by Cruise Associates. (See Item 7. Major Shareholders and Related Party Transactions.)

(13)	Amount includes 22,667 options that will vest on or before May 1, 2004 and which are exercisable as follows: (i) 16,000 are exercisable at $28.88 per share and expire on March 31, 2010; (ii) 5,000 are exercisable at $20.30 per share and expire on December 4, 2010; and (iii) 1,667 are exercisable at $9.55 per share and expire on October 16, 2011. Amount does not include 19,264 unvested stock options and unvested rights to acquire 1,275 shares of stock.

(14)	Amount represents 42,966,472 shares held by A. Wilhelmsen AS., a Norwegian corporation. Amount does not include 1,931 unvested stock options and unvested rights to acquire 1,275 shares of stock.

(15)	Amount represents 402,001 options that will vest on or before May 1, 2004 and which are exercisable as follows: (i) 80,000 are exercisable at $27.02 per share and expire on February 26, 2008; (ii) 50,000 are exercisable at $35.09 per share and expire on February 5, 2009; (iii) 48,000 are exercisable at $48.00 per share and expire on February 4, 2010; (iv) 24,000 are exercisable at $28.78 per share and expire on March 3, 2010; (v) 100,000 are exercisable at $20.30 per share and expire on December 4, 2010; and (vi)100,001 are exercisable at $9.90 per share and expire on October 12, 2011. Amount does not include 117,999 unvested stock options.

Item 7. Major Shareholders and Related Party Transactions

        The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 27, 2004, unless otherwise specified, by each person who is known by us to own beneficially more than 5% of the outstanding common stock.

Name	Number of Shares of Common Stock	Percentage Ownership

A. Wilhelmsen AS. (1)	42,966,472	21.7%
Cruise Associates (2)	48,281,900	24.4%
Oppenheimer Funds, Inc. (3)	10,452,240	5.3%

(1)	A. Wilhelmsen AS. is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.
(2)	Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family and various trusts primarily for the benefit of certain members of the Ofer family.
(3)	According to a Schedule 13G filed by Oppenheimer Funds, Inc. on February 10, 2004 with the United States Securities and Exchange Commission, Oppenheimer Funds, Inc. beneficially owns 10,452,240 shares of our common stock. According to the Schedule 13G, Oppenheimer Funds, Inc. is an investment advisor.

    A.Wilhelmsen AS. and Cruise Associates are parties to a shareholders agreement on certain matters relative to our organization and operation and certain matters concerning their respective ownership of our voting stock. During the term of the shareholders agreement, A. Wilhelmsen AS. and Cruise Associates have agreed to vote their shares of common stock in favor of the following individuals as our directors: (i) up to four nominees of A. Wilhelmsen AS. (at least one of whom must be independent); (ii) up to four nominees of Cruise Associates (at least one of whom must be independent); and (iii) one nominee who must be Richard D. Fain or such other individual who is then employed as our Chief Executive Officer.

        Of the current directors, A. Wilhelmsen AS. nominated Tor B. Arneberg, Arvid Grundekjoen, Gert W. Munthe and Arne Alexander Wilhelmsen, and Cruise Associates nominated Bernard W. Aronson, Laura Laviada, Eyal Ofer and Thomas J. Pritzker.

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

        In 2003, William K. Reilly, one of our directors, provided environmental consulting services to us for which he was paid $300,000. His arrangement has been renewed for 2004 on the same terms.

        As of February 27, 2004 there were 1,045 record holders of our common stock in the United States, holding 114,544,971 shares or approximately 57.9% of the total outstanding common stock. Since certain of our shares are held by nominees, the foregoing figures are not representative of the number and location of beneficial owners.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

         Our Consolidated Financial Statements have been prepared in accordance with Item 18. Financial Statements and are included beginning on page F-1 of this report.

Litigation

         In 1999, lawsuits were filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. In October 2002, we entered into settlement agreements in connection with the lawsuits. In September 2002, we recorded a charge of $20.0 million in connection with the settlement agreements. In September 2003, we reduced the amount of the charge by approximately $5.8 million based on the actual number of claims filed in these actions.

         We are routinely involved in other claims typical within the cruise industry. The majority of these claims is covered by insurance. We believe the outcome of such other claims, net of expected insurance recoveries, is not expected to have a material adverse effect on our financial condition or results of operations.

Policy on Dividend Distributions

         For our policy on dividend distributions, see Item 7. Major Shareholders and Related Party Transactions.

Item 9. The Offer and Listing

Markets

         Our common stock is listed on the New York Stock Exchange (“NYSE”) and the Oslo Stock Exchange (“OSE”) under the symbol “RCL”. The table below sets forth the intra-day high and low prices of our common stock for the five most recent years, the two most recent years by quarter, and the six most recent months:

	NYSE		OSE
	Common Stock		Common Stock (1)

	High	Low	High	Low

Previous Five Years:
2003	$35.00	$12.42	243.89	89.08
2002	24.38	14.00	210.36	104.36
2001	30.25	7.75	266.00	67.50
2000	56.38	16.13	446.00	152.00
1999	58.88	31.38	450.00	246.00
Previous Two Years (by quarter):
2003
Fourth Quarter	35.00	27.08	237.43	186.20
Third Quarter	32.68	22.27	243.89	159.06
Second Quarter	23.42	14.60	170.16	105.22
First Quarter	18.21	12.42	127.00	89.08
2002
Fourth Quarter	22.44	15.00	165.18	111.32
Third Quarter	20.59	14.00	156.70	104.36
Second Quarter	24.38	19.35	203.52	145.04
First Quarter	23.95	16.03	210.36	142.32
Previous Six Months:
February 2004	45.00	40.34	317.26	277.88
January 2004	42.99	34.82	302.01	231.79
December 2003	35.00	29.50	237.43	196.41
November 2003	30.42	27.08	217.33	186.20
October 2003	31.78	28.28	225.86	198.85
September 2003	32.68	28.04	243.89	197.56

(1) Denominated in Norwegian kroner.

        Our zero coupon convertible notes due May 18, 2021 and our Liquid Yield Option™ Notes due February 2, 2021 are each listed on the NYSE. The table below sets forth (i) the intra-day high and low prices of our zero coupon convertible notes for the three most recent years, two most recent years by quarter and the six most recent months and (ii) the highest and lowest closing prices of our Liquid Yield Option™ Notes for the three most recent years, two most recent years by quarter and the six most recent months:

	Zero Coupon		Liquid Yield
	Convertible Notes		Option™ Notes

	High	Low	High	Low

Previous Three Years:
2003	$582.30	$392.13	$478.13	$355.00
2002	456.58	347.39	408.13	316.85
2001	441.56	268.71	416.91	207.50
Previous Two Years (by quarter):
2003
Fourth Quarter	582.30	494.54	478.13	410.00
Third Quarter	550.65	453.72	458.75	400.00
Second Quarter	465.53	414.52	428.13	355.00
First Quarter	432.50	392.13	400.00	356.25
2002
Fourth Quarter	456.58	377.87	408.13	339.38
Third Quarter	406.10	367.26	366.25	329.38
Second Quarter	456.04	395.87	385.00	361.25
First Quarter	436.10	347.39	377.50	316.85
Previous Six Months:
February 2004	717.43	654.15	538.75	501.25
January 2004	681.62	581.52	526.25	475.00
December 2003	582.30	517.52	478.13	410.00
November 2003	526.29	494.54	455.63	440.00
October 2003	543.87	510.42	466.25	442.50
September 2003	550.65	506.51	458.75	412.50

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

        Our Articles of Incorporation prohibit any person, other than our two existing largest shareholders, from owning, as determined for purposes of Section 883(c)(3) of the United States Internal Revenue Code of 1986 as amended, and the regulations promulgated thereunder, shares that give such person in the aggregate more than 4.9% of the relevant class or classes or our common stock. Our Articles of Incorporation provide for the lapse of rights, and sale, of any shares acquired in excess of such limit. (See Taxation of the Company within Item 4. for an explanation of this restriction.)

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

Material Contracts

        The following is a summary of our material contracts:

        Indenture dated as of July 15, 1994 between us, as Issuer, and The Bank of New York, formerly Nationsbank of Georgia, National Association, as Trustee. This indenture is the form of indenture we have used when issuing senior securities pursuant to the Supplemental Indentures First through Thirteenth described below.

        First Supplemental Indenture dated as of July 28, 1994 between us, as Issuer, and The Bank of New York, as Trustee. We issued $125.0 million aggregate principal amount of 8.125% senior notes due 2004 at a price of 97.871%, net of underwriting discount. The notes are unsecured and are not redeemable prior to maturity.

        Second Supplemental Indenture dated as of March 29, 1995 between us, as Issuer, and The Bank of New York, as Trustee. We issued $150.0 million aggregate principal amount of 8.25% senior notes due 2005 at a price of 98.579%, net of underwriting discount. The notes are unsecured and are not redeemable prior to maturity.

         Third Supplemental Indenture dated as of September 18, 1995 between us, as Issuer, and The Bank of New York, as Trustee. We issued $150.0 million aggregate principal amount of 7.125% senior notes due 2002 at a price of 98.644%, net of underwriting discount. The notes were unsecured and were paid down upon maturity in September 2002.

        Fourth Supplemental Indenture dated as of August 12, 1996 between us, as Issuer, and The Bank of New York, as Trustee. We issued $175.0 million aggregate principal amount of 7.25% senior notes due 2006 at a price of 98.017%, net of underwriting discount. The notes are unsecured and are not redeemable prior to maturity.

        Fifth Supplemental Indenture dated as of October 14, 1997 between us, as Issuer, and The Bank of New York, as Trustee. We issued $200.0 million aggregate principal amount of 7.0% senior notes due 2007 at a price of 99.058%, net of underwriting discount. The notes are unsecured and are not redeemable prior to maturity.

        Sixth Supplemental Indenture dated as of October 14, 1997 between us, as Issuer, and The Bank of New York, as Trustee. We issued $300.0 million aggregate principal amount of 7.5% senior debentures due 2027 at a price of 97.716%, net of underwriting discount. The debentures are unsecured and are not redeemable prior to maturity.

        Seventh Supplemental Indenture dated as of March 16, 1998 between us, as Issuer, and The Bank of New York, as Trustee. We issued $150.0 million aggregate principal amount of 6.75% senior notes due 2008 at a price of 98.778%, net of underwriting discount. The notes are unsecured and are not redeemable prior to maturity.

        Eighth Supplemental Indenture dated as of March 16, 1998 between us, as Issuer, and The Bank of New York, as Trustee. We issued $150.0 million aggregate principal amount of 7.25% senior debentures due 2018 at a price of 98.749%, net of underwriting discount. The debentures are unsecured and are not redeemable prior to maturity.

        Ninth Supplemental Indenture dated as of February 2, 2001 between us, as Issuer, and The Bank of New York, as Trustee. We issued $500.0 million aggregate principal amount of 8.75% senior notes due 2011 at a price of 99.015%, net of underwriting discount. The notes are unsecured and are not redeemable prior to maturity.

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

        Eleventh Supplemental Indenture dated as of May 18, 2001 between us, as Issuer, and The Bank of New York, as Trustee. We issued $883.0 million aggregate principal amount of zero coupon convertible notes due 2021. The notes are unsecured zero coupon bonds with a yield to maturity of 4.75%. The notes are convertible into 13.8 million shares of common stock if certain conditions are met.

        Twelfth Supplemental Indenture dated as of May 9, 2003 between us, as Issuer, and The Bank of New York, as Trustee. We issued $250.0 million aggregate principal amount of 8.0% senior notes due 2010 at a price of 97.964%, net of underwriting discount. The notes are unsecured and are not redeemable prior to maturity.

        Thirteenth Supplemental Indenture dated as of November 21, 2003 between us, as Issuer, and The Bank of New York, as Trustee. We issued $350.0 million aggregate principal amount of 6.875% senior notes due 2013 at a price of 98.750%, net of underwriting discount. The notes are unsecured and are not redeemable prior to maturity.

        Amended and Restated Credit Agreement dated as of June 28, 1996 among us and various financial institutions and the Bank of Nova Scotia, as Administrative Agent. This facility, which was to have expired by its terms in June 2003, was replaced on March 27, 2003 by a new unsecured revolving credit facility as described in the paragraph below. We had the right to borrow up to $1.0 billion under this facility and it bore interest at LIBOR plus 0.45% on balances outstanding and a 0.2% facility fee. The margin and facility fee varied with our debt rating. The facility contained covenants that required us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage and limited our debt to capital ratio.

        Credit Agreement dated as of March 27, 2003 among us and various financial institutions and Citibank, N.A., as Administrative Agent which replaced the Amended and Restated Credit Agreement dated as of June 28, 1996. This unsecured revolving credit facility was initially in the amount of $500.0 million and has since been increased to $1.0 billion as of February 17, 2004. The unsecured revolving credit facility bears interest at LIBOR plus 1.75% on balances outstanding and a 0.6% commitment fee. The margin and commitment fee vary with our debt rating. The unsecured revolving credit facility contains covenants that require us, among other things, to maintain minimum net worth and fixed charge coverage and limit our net debt to capital ratio.

        Credit Agreement dated as of June 9, 2000 between us and various financial institutions and Bank of America, N.A., as Administrative Agent. We entered into a $575.0 million (subsequently increased to $625.0 million) unsecured term loan bearing interest at LIBOR plus 1.25%, which is due in 2005. The margin varies with our debt rating. The term loan contains covenants that require us, among other things, to maintain minimum net worth and fixed charge coverage and limit our debt to capital ratio.

        Credit Agreement dated as of May 18, 2001 among us and various financial institutions and Bank of America, N.A. as Administrative Agent. We entered into a $345.8 million unsecured term loan, which can only be drawn if holders of our zero coupon convertible notes require us to purchase their notes on May 18, 2004. The facility bears a 0.6% facility fee and will bear interest at LIBOR plus a margin on outstanding balances if drawn. The margin and facility fee vary with our debt rating. The facility commitment expires if the holders of our zero coupon convertible notes do not require us to purchase their notes on May 18, 2004. If utilized, the facility is due in 2007. The term loan contains covenants that require us, among other things, to maintain minimum net worth and fixed charge coverage and limit our debt to capital ratio.

        Agreement dated October 25, 2002 among P&O Princess, Joex Limited and us by which P&O Princess plc agreed to pay us a break fee in connection with the termination of the proposed combination of P&O Princess plc and us, and the parties agreed to terminate effective January 1, 2003, the venture to jointly create and operate a cruise line company to target customers in southern Europe.

        Amended and Restated Registration Rights Agreement dated as of July 30, 1997 among us, A. Wilhelmsen AS., Cruise Associates, Monument Capital Corporation, Archinav Holdings, Ltd. and Overseas Cruiseship, Inc. Pursuant to this agreement, A. Wilhelmsen AS. and Cruise Associates have the right on a specified number of occasions to require, subject to certain qualifications and limitations, that we effect the registration under the United States Securities Act of 1933 of all or a specified number of shares of common stock. Each of A. Wilhelmsen AS. and Cruise Associates has certain additional registration rights at such time or times as we publicly offer securities. Monument Capital Corporation is also a party to the registration rights agreement and may exercise such rights as provided by the registration rights agreement.

        Office Building Lease Agreement dated July 25, 1989 between us and Miami-Dade County, Florida. We entered into a 20-year lease of an office building of approximately 162,500 square feet at the Port of Miami, Florida for use as part of our principal offices. The lease term expires in 2011. Base rent under the lease is equal to the amount necessary to satisfy the construction costs of $16,500,000 over the lease term. The lease has two five-year renewals.

        Office Building Lease Agreement dated January 18, 1994 between us and Miami-Dade County, Florida. We entered into a 20-year lease of an office building of approximately 180,000 square feet at the Port of Miami, Florida for use as part of our principal offices. The lease term expires in 2015. Base rent under the lease is equal to the amount necessary to satisfy the construction costs of $16,650,000 over the lease term. The lease has two five-year renewals.

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

         Multi-Tenant Office Lease Agreement dated May 3, 2000 between us and Opus Real Estate National IV Fl, L.L.C. (formerly Miramar 75, L.L.C.), as amended by four Amendments dated June 1, 2000, November 20, 2000, October 11, 2001 and September 25, 2003, respectively. We entered into a 15-year lease for an office building consisting of approximately 128,000 square feet in Miramar, Florida which is used primarily as office space. The lease expires in 2016, and has two five-year renewals. Base rent is currently equal to $18.11 per rentable square foot, subject to annual escalations.

Exchange Controls

        There are no exchange control restrictions on remittances of dividends on our common stock or on the conduct of our operations in Liberia by reason of our incorporation in Liberia.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

       None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

       None.

Item 15. Controls and Procedures

         We carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report and concluded that those controls and procedures were effective.

         We have designed our disclosure controls and procedures to provide a reasonable level of assurance of reaching our desired control objectives. We believe our disclosure controls and procedures are effective in reaching that level of assurance. However, in designing and evaluating the disclosure controls and procedures, we recognize that many controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that our controls will succeed in achieving their stated goals under all possible conditions.

Item 16 A. Audit Committee Financial Expert

         Our board has determined that William L. Kimsey, the Chairman of our audit committee, is a financial expert as such term is defined under applicable rules of the Securities and Exchange Commission. Our board has also determined that Mr. Kimsey meets the independence standards of the New York Stock Exchange.

Item 16 B. Code of Ethics

         Our board has adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, including our principal executive officer, our principal financial officer and our principal accounting officer. A copy of our Code of Business Conduct and Ethics is posted on our website at www.rclinvestor.com.

Item 16 C. Principal Accountant Fees and Services

         Aggregate fees for professional services rendered by PricewaterhouseCoopers LLP as of or for the years ended December 31, 2003 and 2002 were:

	2003	2002

Audit fees	$632,058	$ 457,177
Audit related fees	40,000	808,778
Tax fees	195,391	335,326
All other fees	6,684	123,938

Total	$874,133	$1,725,219

         Pursuant to the terms of its charter, the audit committee shall approve all audit engagement fees and terms and all non-audit engagements with the independent auditor. The Chairman of the audit committee shall also be the authority to approve any non-audit engagements with the independent auditors. The Chairman shall report any such approvals to the committee at its next meeting.

        Our audit committee pre-approved 100% of the services performed by our independent auditors for audit related and non-audit related services for the year ended December 31, 2003 that were required to be pre-approved.

        The audit fees for the years ended December 31, 2003 and 2002 were for professional services rendered for the annual audits of our consolidated financial statements, statutory audits required by foreign jurisdictions, quarterly reviews, issuance of consents and review of documents filed with the Securities and Exchange Commission. In addition, the audit fees for the year ended December 31, 2003 included services related to two debt offerings and the statutory audit of a new foreign subsidiary.

        The audit related fees for the year ended December 31, 2003 were for the audit of employee benefit plans. The audit related fees for the year ended December 31, 2002 were for services rendered in connection with the potential combination with P&O Princess Cruises plc and for the audit of employee benefit plans.

         Tax fees for the years ended December 31, 2003 and 2002 were for services performed in connection with income tax compliance, consulting and tax research services, assistance with tax audits and expatriate tax services.

         The all other fees category for the year ended December 31, 2002 includes fees primarily related to assessments and recommendations regarding audit committee effectiveness and actuarial services for an employee benefit plan.

         The audit committee has considered and determined that the services provided by PricewaterhouseCoopers LLP are compatible with maintaining PricewaterhouseCoopers LLP’s independence.

Item 16 D. Exemptions from the Listing Standards for Audit Committees

      Not applicable.

Item 16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

         Neither we nor any of our affiliated purchasers made directly or indirectly on our behalf any purchases of our shares in the twelve-month period ended December 31, 2003.

PART III

Item 17. Financial Statements

         Our Consolidated Financial Statements have been prepared in accordance with Item 18. Financial Statements.

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

ROYAL CARIBBEAN CRUISES LTD.
(Registrant)
Date: March 15, 2004
By:/s/LUIS E. LEON
Luis E. Leon
Chief Financial Officer
49 ROYAL CARIBBEAN CRUISES LTD. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants

To the Shareholders and Directors of
Royal Caribbean Cruises Ltd.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders’ equity present fairly, in all material respects, the financial position of Royal Caribbean Cruises Ltd. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Miami,Florida
January 28, 2004, except for Note 14 as to which the date is March 12, 2004

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2003	2002	2001

	(in thousands, except per share data)
Passenger ticket revenues	$2,775,055	$2,589,942	$2,427,944
Onboard and other revenues	1,009,194	844,405	717,306

Total revenues	3,784,249	3,434,347	3,145,250

Operating expenses
Commissions, transportation and other	684,344	669,177	726,516
Onboard and other	249,537	208,231	179,882
Payroll and related	426,462	314,370	283,919
Food	239,483	255,703	216,136
Other operating	781,209	665,736	527,938

Total operating expenses	2,381,035	2,113,217	1,934,391
Marketing, selling and administrative expenses	514,334	431,055	454,080
Depreciation and amortization expenses	362,695	339,100	301,174

	3,258,064	2,883,372	2,689,645

Operating Income	526,185	550,975	455,605

Other Income (Expense)
Interest income	4,519	12,413	24,544
Interest expense, net of capitalized interest	(268,398)	(266,842)	(253,207)
Other income (expense)	18,358	54,738	27,515

	(245,521)	(199,691)	(201,148)

Net Income	$280,664	$351,284	$254,457

EARNINGS PER SHARE:
Basic	$1.45	$1.82	$1.32

Diluted	$1.42	$1.79	$1.32

The accompanying notes are an integral part of these financial statements. F-3 ROYAL CARIBBEAN CRUISES LTD. CONSOLIDATED BALANCE SHEETS

	As of December 31,

	2003	2002

	(in thousands, except share data)
ASSETS
Current Assets
Cash and cash equivalents	$330,086	$242,584
Trade and other receivables, net	89,489	79,535
Inventories	53,277	37,299
Prepaid expenses and other assets	101,698	88,325

Total current assets	574,550	447,743
Property and Equipment — at cost less accumulated depreciation and
amortization	9,943,495	9,276,484
Goodwill — less accumulated amortization of $138,606	278,561	278,561
Other assets	526,136	535,743

	$11,322,742	$10,538,531

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$315,232	$122,544
Accounts payable	187,756	171,153
Accrued expenses and other liabilities	271,944	308,281
Customer deposits	729,595	567,955

Total current liabilities	1,504,527	1,169,933
Long-Term Debt	5,520,572	5,322,294
Other Long-Term Liabilities	34,746	11,610
Commitments and Contingencies (Note 12)
Shareholders' Equity
Common stock ($.01 par value; 500,000,000 shares authorized;
196,106,658 and 192,982,513 shares issued)	1,961	1,930
Paid-in capital	2,100,612	2,053,649
Retained earnings	2,162,195	1,982,580
Accumulated other comprehensive income	5,846	3,693
Treasury stock (556,212 and 515,868 common shares at cost)	(7,717)	(7,158)

Total shareholders' equity	4,262,897	4,034,694

	$11,322,742	$10,538,531

The accompanying notes are an integral part of these financial statements. F-4 ROYAL CARIBBEAN CRUISES LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2003	2002	2001

	(in thousands)
Operating Activities
Net income	$280,664	$351,284	$254,457
Adjustments:
Depreciation and amortization	362,695	339,100	301,174
Accretion of original issue discount	48,874	46,796	36,061
Changes in operating assets and liabilities:
Decrease (increase) in trade and other receivables, net	10,011	(7,339)	(18,587)
Increase in inventories	(15,978)	(3,806)	(3,378)
Decrease (increase) in prepaid expenses and other assets	6,670	(8,469)	3,305
Increase (decrease) in accounts payable	19,756	27,083	(14,073)
(Decrease) increase in accrued expenses and other liabilities	(3,340)	(2,240)	75,645
Increase in customer deposits	161,640	121,870	2,674
Other, net	(13,189)	6,191	(3,589)

Net cash provided by operating activities	857,803	870,470	633,689

Investing Activities
Purchases of property and equipment	(1,029,530)	(689,991)	(1,737,471)
Other, net	(73,114)	(6,275)	(46,501)

Net cash used in investing activities	(1,102,644)	(696,266)	(1,783,972)

Financing Activities
Proceeds from issuance of long-term debt, net	590,536	—	1,834,341
Repayments of long-term debt	(231,100)	(603,270)	(45,553)
Dividends	(98,320)	(100,127)	(99,955)
Other, net	71,227	44,599	10,818

Net cash provided by (used in) financing activities	332,343	(658,798)	1,699,651

Net Increase (Decrease) in Cash and Cash Equivalents	87,502	(484,594)	549,368
Cash and Cash Equivalents at Beginning of Year	242,584	727,178	177,810

Cash and Cash Equivalents at End of Year	$330,086	$242,584	$727,178

Supplemental Disclosures
Cash paid during the year for:
Interest, net of amount capitalized	$219,598	$236,523	$203,038

Noncash investing and financing activities:
Acquisition of a ship through debt	$—	$319,951	$326,738

The accompanying notes are an integral part of these financial statements. F-5 ROYAL CARIBBEAN CRUISES LTD. CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity

	(in thousands)
Balances at January 1, 2001	$1,921	$2,043,111	$1,576,921	$—	$(6,038)	$3,615,915
Issuance under employee related plans	2	2,793	—	—	(560)	2,235
Common stock dividends	—	—	(99,955)	—	—	(99,955)
Transition adjustment SFAS No. 133	—	—	—	7,775	—	7,775
Changes related to cash flow derivative hedges	—	—	—	(23,843)	—	(23,843)
Net income	—	—	254,457	—	—	254,457

Balances at December 31, 2001	1,923	2,045,904	1,731,423	(16,068)	(6,598)	3,756,584
Issuance under employee related plans	7	7,745	—	—	(560)	7,192
Common stock dividends	—	—	(100,127)	—	—	(100,127)
Changes related to cash flow derivative hedges	—	—	—	19,761	—	19,761
Net income	—	—	351,284	—	—	351,284

Balances at December 31, 2002	1,930	2,053,649	1,982,580	3,693	(7,158)	4,034,694
Issuance under employee related plans	31	46,963	—	—	(559)	46,435
Common stock dividends	—	—	(101,049)	—	—	(101,049)
Changes related to cash flow derivative hedges	—	—	—	11,526	—	11,526
Minimum pension liability adjustment	—	—	—	(9,373)	—	(9,373)
Net income	—	—	280,664	—	—	280,664

Balances at December 31, 2003	$1,961	$2,100,612	$2,162,195	$5,846	$(7,717)	$4,262,897

Comprehensive income is as follows:

	Year Ended December 31,

	2003	2002	2001

	(in thousands)
Net income	$280,664	$351,284	$254,457
Transition adjustment SFAS No. 133	—	—	7,775
Changes related to cash flow derivative hedges	11,526	19,761	(23,843)
Minimum pension liability adjustment	(9,373)	—	—

Total comprehensive income	$282,817	$371,045	$238,389

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. General

Description of Business

        We are a global cruise company. We operate two cruise brands, Royal Caribbean International and Celebrity Cruises, with 18 cruise ships and 9 cruise ships, respectively, at December 31, 2003. Our ships operate on a selection of worldwide itineraries that call on approximately 160 destinations.

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

         For the year ended December 31, 2003, we changed the reporting format of our consolidated statements of operations to separately present our significant sources of revenue and their directly related variable costs and expenses. We have also separately identified certain ship operating expenses, such as payroll and related expenses and food costs. All prior periods were reclassified to conform to the current year presentation.

Note 2. Summary of Significant Accounting Policies

Revenues and Expenses

         Deposits received on sales of passenger cruises represent unearned revenue and are initially recorded as customer deposit liabilities on our balance sheet. Customer deposits are subsequently recognized as passenger ticket revenues, together with revenues from onboard and other activities and all associated direct costs of a voyage, upon completion of voyages with durations of ten days or less and on a pro rata basis for voyages in excess of ten days.

Cash and Cash Equivalents

         Cash and cash equivalents include cash and marketable securities with original maturities of less than 90 days.

Inventories

         Inventories consist of provisions, supplies and fuel carried at the lower of cost (weighted-average) or market.

Property and Equipment

         Property and equipment are stated at cost less accumulated depreciation and amortization. We capitalize interest as part of the cost of acquiring certain assets. Improvement costs that we believe add value to our ships are capitalized as additions to the ship and depreciated over the improvements’ estimated useful lives, while costs of repairs and maintenance are charged to expense as incurred. The estimated cost and accumulated depreciation of refurbished or replaced ship components are written-off and any resulting gain or loss is recognized in operating expenses. Liquidated damages received from shipyards as a result of late delivery of new ships are recorded in other income (expense). We review long-lived assets for impairment whenever events or changes in circumstances indicate, based on estimated future cash flows, that the carrying amount of these assets may not be fully recoverable.

         Depreciation of property and equipment, which includes amortization of ships under capital leases, is computed using the straight-line method over estimated useful lives of primarily 30 years for ships, net of a 15% projected residual value, three to twelve years for other property and equipment and the shorter of the lease term or related asset life for leasehold improvements. (See Note 4. Property and Equipment.)

Advertising Costs

         Advertising costs are expensed as incurred except those costs which result in tangible assets, such as brochures, which are treated as prepaid expenses and charged to expense as consumed. Advertising expenses consist of media advertising as well as brochure, production and direct mail costs. Media advertising was $119.2 million, $97.9 million and $103.4 million, and brochure, production and direct mail costs were $73.5 million, $69.5 million and $77.5 million for the years 2003, 2002 and 2001, respectively.

Drydocking

         Drydocking costs are accrued evenly over the period to the next scheduled drydocking and are included in accrued expenses and other liabilities.

Financial Instruments

        We enter into various forward, swap and option contracts to manage our interest rate exposure and to limit our exposure to fluctuations in foreign currency exchange rates and fuel prices.

        Derivative instruments are recorded on the balance sheet at their fair value. At inception of the hedge relationship, a derivative instrument that hedges the exposure to changes in the fair value of a recognized asset or liability, or a firm commitment is designated as a fair value hedge. A derivative instrument that hedges a forecasted transaction or the variability of cash flows related to a recognized asset or liability is designated as a cash flow hedge.

         Changes in the fair value of derivatives that are designated as fair value hedges are recorded on the balance sheet and offset against changes in the fair value of the underlying hedged assets, liabilities or firm commitments. Changes in fair value of derivatives that are designated as cash flow hedges are recorded as a component of accumulated other comprehensive income until the underlying hedged transactions are recognized in earnings. On an ongoing basis, we assess whether derivates used in hedging transactions are “highly effective” in offsetting changes in fair value or cash flow of hedged items. If it is determined that a derivative is not highly effective as a hedge, changes in fair value of the derivatives are recognized in earnings immediately.

         Our risk-management policies and objectives for holding hedging instruments have not changed with the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” on January 1, 2001. The implementation of SFAS No. 133 did not have a material impact on our results of operations or financial position at adoption or during the twelve months ended December 31, 2001.

Foreign Currency Transactions

         The majority of our transactions are settled in United States dollars. Gains or losses resulting from transactions denominated in other currencies and remeasurements of other currencies are recognized in income currently.

Earnings Per Share

        Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period.

Stock-Based Compensation

        We use the intrinsic value method to account for stock-based employee compensation. The following table illustrates the effect on net income and earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to such compensation (in thousands, except per share data):

	Year Ended December 31,

	2003	2002	2001

Net income, as reported	$280,664	$351,284	$254,457
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(11,834)	(20,544)	(37,017)

Pro forma net income	$268,830	$330,740	$217,440

Earnings per share:
Basic — as reported	$1.45	$1.82	$1.32
Basic — pro forma	$1.39	$1.72	$1.13
Diluted — as reported	$1.42	$1.79	$1.32
Diluted — pro forma	$1.36	$1.69	$1.13

         The weighted-average fair value of options granted during 2003, 2002 and 2001 was $8.18, $6.84 and $4.35 per share, respectively. Fair value information for our stock options was estimated using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	2003	2002	2001

Dividend yield	2.7%	2.7%	2.5%
Expected stock price volatility	42.4%	42.9%	43.3%
Risk-free interest rate	3%	3%	4%
Expected option life	5 years	5 years	5 years

Segment Reporting

         We operate two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands have been aggregated as a single operating segment based on the similarity of their economic characteristics as well as product and services provided.

         Information by geographic area is shown in the table below. Total revenues are attributed to geographic areas based on the source of the passenger.

	2003	2002	2001

Total revenues:
United States	81%	82%	81%
All other countries	19%	18%	19%

Accounting Pronouncements

         Goodwill represents the excess of cost over the fair value of net assets acquired, and prior to January 1, 2002, it was amortized over 40 years using the straight-line method. Upon adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, we ceased to amortize goodwill. Goodwill amortization was $10.4 million in 2001. In addition, we were required to perform an initial impairment review of our goodwill upon adoption, annually thereafter and whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. We completed our initial and annual impairment tests and determined that goodwill was not impaired. For the year ended December 31, 2001, net income, excluding the amortization of goodwill, would have been $264.9 million and basic and diluted earnings per share would have been $1.38 and $1.37, respectively.

         In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation Number (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires recognition of an initial liability for the fair value of the guarantor’s obligation upon issuance of certain guarantees. Disclosure requirements have been expanded to include information about each guarantee, even if the likelihood of any required payment is remote. We adopted the disclosure requirements of FIN 45 as of December 31, 2002. On January 1, 2003, we adopted the initial recognition and measurement provisions which were effective on a prospective basis for guarantees issued or modified after December 31, 2002. The implementation of FIN 45 did not have a material impact on our results of operations or financial position at adoption or during the year ended December 31, 2003.

         In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” In December 2003, the FASB issued a revision to FIN 46 (“FIN 46-R”). The modifications that were incorporated into FIN 46-R did not impact us or our implementation of FIN 46. FIN 46 requires consolidation of variable interest entities by the primary beneficiary if certain criteria are met. For variable interest entities created or acquired after January 31, 2003, we adopted the provisions of FIN 46 in our first quarter of 2003. For variable interest entities created or acquired prior to February 1, 2003, we adopted the provisions of FIN 46 in our second quarter of 2003. We have evaluated our joint ventures, minority interests in affiliates and other arrangements to determine if they are variable interest entities. One of our minority interests, a ship repair facility in which we invested in April 2001, is a variable interest entity under FIN 46; however, we are not the primary beneficiary and accordingly do not consolidate this entity. As of December 31, 2003, our investment in this entity including equity and loans, which is also our maximum exposure to loss, was approximately $41 million.

         In January 2003, we adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires that liabilities for costs associated with an exit activity or disposal of long-lived assets be recognized when the liabilities are incurred and when the fair value can be determined. The implementation of SFAS No. 146 had no impact on our results of operations or financial position at adoption or during the year ended December 31, 2003.

         In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting and reporting for derivative instruments, in particular, the circumstances under which a contract with an initial net investment meets the characteristics of a derivative and when a derivative contains a financing component. For contracts entered into or modified after June 30, 2003, we adopted the provisions of SFAS No. 149 in our third quarter of 2003. The implementation of SFAS No. 149 had no impact on our results of operations or financial position at adoption or during the year ended December 31, 2003.

         In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards to classify and measure certain financial instruments as liabilities which, under previous guidance, were classified as equity. For financial instruments entered into or modified after May 31, 2003, we adopted the provisions of SFAS No. 150 in our second quarter of 2003. For financial instruments entered into or modified prior to June 1, 2003, we adopted the provisions of SFAS No. 150 in our third quarter of 2003. The implementation of SFAS No. 150 had no impact on our results of operations or financial position at adoption or during the year ended December 31, 2003.

         In December 2003, the FASB issued a revision to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106.” The revised SFAS No. 132 requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new disclosures are effective for financial statements with fiscal years ending after December 15, 2003. The implementation of the revised SFAS No. 132 had no impact on the disclosures to our financial statements for the year ended December 31, 2003.

Note 3. Termination of Proposed Combination with P&O Princess Cruises plc

        In October 2002, our proposed combination with P&O Princess Cruises plc (“P&O Princess”) was terminated prior to its consummation and P&O Princess paid us a break fee of $62.5 million. We incurred approximately $29.5 million of merger-related costs. The net proceeds of $33.0 million were included in other income (expense). We also agreed to terminate, effective as of January 1, 2003, our joint venture with P&O Princess. The venture was terminated before it commenced business operations.

Note 4. Property and Equipment

         Property and equipment consists of the following (in thousands):

	2003	2002

Land	$7,056	$7,056
Ships	10,536,947	9,404,959
Ships under capital lease	772,986	772,096
Ships under construction	121,167	265,782
Other	365,535	378,345

	11,803,691	10,828,238
Less — accumulated depreciation and amortization	(1,860,196)	(1,551,754)

	$9,943,495	$9,276,484

        Ships under construction include progress payments for the construction of new ships as well as planning, design, interest, commitment fees and other associated costs. We capitalized interest costs of $15.9 million, $23.4 million and $37.0 million for the years 2003, 2002 and 2001, respectively. Accumulated amortization related to ships under capital lease was $183.3 million and $159.9 million at December 31, 2003 and 2002, respectively.

Note 5. Other Assets

        We hold convertible preferred stock in First Choice Holidays PLC denominated in British pound sterling valued at approximately $300 million. The convertible preferred stock carries a 6.75% coupon. Dividends of $21.5 million, $20.3 million and $19.4 million were earned in 2003, 2002 and 2001, respectively and recorded in other income (expense). If fully converted, our holding would represent approximately a 17% interest in First Choice Holidays PLC.

Note 6. Long-Term Debt

        Long-term debt consists of the following (in thousands):

	2003	2002

Unsecured revolving credit facilities	$—	$—
Senior notes and senior debentures bearing interest at rates ranging from
6.75% to 8.75%, due 2004 through 2013, 2018 and 2027	2,400,284	1,835,591
Liquid Yield Option™ Notes with yield to maturity of 4.875%, due 2021	661,640	630,528
Zero coupon convertible notes with yield to maturity of 4.75%, due 2021	390,535	372,774
$625 million unsecured term loan bearing interest at LIBOR
plus 1.25%, due 2005	625,000	625,000
$360 million unsecured term loan bearing interest at LIBOR
plus 1.0%, due 2006	360,000	360,000
$300 million unsecured term loan bearing interest at LIBOR
plus 0.8%, due 2009 through 2010	200,000	300,000
Unsecured term loan bearing interest at 8.0%, due 2006	59,919	84,440
Term loans bearing interest at rates ranging from 6.7% to 8.0%, due
through 2010, secured by certain Celebrity ships	308,842	466,209
Term loans bearing interest at LIBOR plus 0.45% to 1.535%, due through
2010, secured by certain Celebrity ships	459,586	379,609
Capital lease obligations with implicit interest rates ranging from 6.5% to
7.2%, due through 2011	369,998	390,687

	5,835,804	5,444,838
Less — current portion	(315,232)	(122,544)

Long-term portion	$5,520,572	$5,322,294

        In November 2003, we received net proceeds of $345.6 million from the issuance, at par, of our 6.875% senior unsecured notes, due 2013. In May 2003, we received net proceeds of $244.9 million from the issuance, at a price of 99.339% of par, of our 8.0% senior unsecured notes, due 2010.

        In March 2003, we replaced our $1.0 billion unsecured revolving credit facility, bearing interest at LIBOR plus 0.45% and a facility fee of 0.2%, due in June 2003 with a $500.0 million unsecured revolving credit facility, bearing interest at LIBOR plus 1.75%, due in March 2008. Through December 31, 2003, we increased the commitment amount to $780.0 million. The commitment fee is 0.6% of the undrawn portion of the revolving credit facility. The interest rate and the commitment fee vary with our debt rating. The covenants are substantially the same as our previous revolving credit facility. (See Note 14. Subsequent Events.)

        In May 2002, we entered into a $320.0 million term loan bearing interest at six-month LIBOR plus 1.535%, due through 2010 and secured by Constellation. In September 2002, our $150.0 million 7.125% senior notes matured and were paid in full.

        The Liquid Yield Option™ Notes and the zero coupon convertible notes are zero coupon bonds with yields to maturity of 4.875% and 4.75%, respectively, due 2021. Each Liquid Yield Option™ Note and zero coupon convertible note was issued at a price of $381.63 and $391.06, respectively, and will have a principal amount at maturity of $1,000. The Liquid Yield Option™ Notes and zero coupon convertible notes are convertible at the option of the holder into 17.7 million and 13.8 million shares of common stock, respectively, if the market price of our common stock reaches certain levels. These conditions were not met at December 31, 2003 for the Liquid Yield Option™ Notes or the zero coupon convertible notes and therefore, the shares issuable upon conversion are not included in the earnings per share calculation.

        We may redeem the Liquid Yield Option™ Notes beginning on February 2, 2005, and the zero coupon convertible notes beginning on May 18, 2006, at their accreted values for cash as a whole at any time, or from time to time in part. Holders may require us to purchase any outstanding Liquid Yield Option™ Notes at their accreted value on February 2, 2005 and February 2, 2011 and any outstanding zero coupon convertible notes at their accreted value on May 18, 2004, May 18, 2009, and May 18, 2014. We may choose to pay the purchase price in cash or common stock or a combination thereof. We have a $345.8 million unsecured variable rate term loan facility due 2007 and the unsecured revolving credit facility due 2008 available to us should the holders of the zero coupon convertible notes require us to purchase their notes on May 18, 2004. In addition, the unsecured revolving credit facility due 2008 is available to us should the holders of the Liquid Yield Option™ Notes require us to purchase their notes on February 2, 2005.

        During 2003 and 2002, under the terms of two of our secured term loans, we elected to defer principal payments totaling $64.4 million each year to 2005 through 2008.

        The contractual interest rate on the $625.0 million unsecured term loan varies with our debt rating.

        The senior notes, senior debentures, Liquid Yield Option™ Notes and zero coupon convertible notes are unsecured. The senior notes and senior debentures are not redeemable prior to maturity.

        We entered into a $264.0 million capital lease to finance Splendour of the Seas and a $260.0 million capital lease to finance Legend of the Seas in 1996 and 1995, respectively. The capital leases each have semi-annual payments of approximately $12.0 million over 15 years with final payments of $99.0 million and $97.5 million, respectively.

        Our debt agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of December 31, 2003. Following is a schedule of annual maturities on long-term debt as of December 31, 2003 for each of the next five years (in thousands):

Year

2004 (1)	$315,232
2005 (2)	956,586
2006	731,151
2007 (1)	715,812
2008 (1)(2)	990,973

(1)	The holders of our zero coupon convertible notes may require us to purchase any notes outstanding at an accreted value of $397.6 million on May 18, 2004. We may choose to pay any amount in cash or common stock or a combination thereof. We have a $345.8 million loan facility due 2007 available to us to satisfy this obligation. The remaining amount would be funded through our unsecured revolving credit facility due 2008.
(2)	The holders of our Liquid Yield Option™ Notes may require us to purchase any notes outstanding at an accreted value of $697.2 million on February 2, 2005. We may choose to pay any amounts in cash or common stock or a combination thereof. We have our unsecured revolving credit facility due 2008 available to us to satisfy this obligation.

Note 7. Shareholders’ Equity

        Our Employee Stock Purchase Plan (“ESPP”), which has been in effect since January 1, 1994, facilitates the purchase by employees of up to 800,000 shares of common stock. Offerings to employees are made on a quarterly basis. Subject to certain limitations, the purchase price for each share of common stock is equal to 90% of the average of the market prices of the common stock as reported on the New York Stock Exchange on the first business day of the purchase period and the last business day of each month of the purchase period. Shares of common stock of 21,280, 25,649 and 33,395 were issued under the ESPP at a weighted-average price of $19.56, $17.34 and $17.69 during 2003, 2002 and 2001, respectively.

        Under an executive compensation program approved in 1994, we will award to a trust 10,086 shares of common stock per quarter, up to a maximum of 806,880 shares. We issued 40,344 shares each year under the program during 2003, 2002 and 2001.

        Compensation expense related to our “Taking Stock in Employees” program, which was discontinued effective December 31, 2001, was $1.6 million in 2001. Under the plan, employees were awarded five shares of our stock, or the cash equivalent, at the end of each year of employment.

        We have three Employee Stock Option Plans which provide for awards to our officers, directors and key employees of options to purchase shares of our common stock. During 2001, two of the Employee Stock Option Plans were amended to increase the number of shares reserved for issuance by a total of 13,000,000 shares of common stock between the two plans. During 2003, one of the Employee Stock Option Plans was amended to provide for the issuance of restricted stock and restricted stock units. Each recipient of the restricted stock units is entitled to receive shares of common stock in accordance with a five-year vesting schedule. Generally, the shares are forfeited if the recipient ceases to be a director or employee before the shares vest. We awarded 14,025 restricted stock units in 2003. Options are granted at a price not less than the fair value of the shares on the date of grant. Options expire not later than ten years after the date of grant and generally become exercisable in full over three or five years after the grant date.

        Stock option activity and information about stock options outstanding are summarized in the following tables:

Stock Option Activity

	2003		2002		2001

	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price

Outstanding options at January 1	15,234,577	$21.63	17,022,241	$21.49	11,291,784	$27.17
Granted	536,991	$25.59	617,600	$20.89	6,525,775	$12.41
Exercised	(3,064,355)	$14.89	(599,122)	$11.10	(104,526)	$13.22
Canceled	(712,691)	$25.72	(1,806,142)	$23.61	(690,792)	$29.84

Outstanding options at December 31	11,994,522	$23.28	15,234,577	$21.63	17,022,241	$21.49

Exercisable options at December 31	7,949,284	$23.53	7,890,128	$21.82	4,679,421	$20.79

Available for future grants at December 31	6,793,185		6,744,505		5,871,763

Stock Options Outstanding

	As of December 31, 2003

	Outstanding			Exercisable

Exercise Price Range	Number of Options	Weighted-Average Remaining Life	Weighted-Average Exercie Price	Number of Options	Weighted-Average Exercise Price

$ 9.00 - $ 9.90	3,466,803	7.86 years	$ 9.81	2,001,753	$ 9.77
$11.19 - $20.30	2,254,822	5.64 years	$17.90	1,932,769	$17.72
$21.71 - $28.78	3,426,156	6.28 years	$25.67	2,130,812	$25.88
$28.88 - $48.00	2,846,741	5.97 years	$41.08	1,883,950	$41.44

	11,994,522	6.54 years	$23.28	7,949,284	$23.53

Note 8. Earnings Per Share A reconciliation between basic and diluted earnings per share is as follows (in thousands, except per share data):

	Year Ended December 31,

	2003	2002	2001

Net income	$280,664	$351,284	$254,457

Weighted-average common shares outstanding	194,074	192,485	192,231
Dilutive effect of stock options	3,267	3,246	1,250

Diluted weighted-average shares outstanding	197,341	195,731	193,481

Basic earnings per share	$1.45	$1.82	$1.32
Diluted earnings per share	$1.42	$1.79	$1.32

         Our diluted earnings per share computation for the years ended December 31, 2003 and 2002 did not include 17.7 million and 13.8 million shares of our common stock issuable upon conversion of our Liquid Yield Option™ Notes and zero coupon convertible notes, respectively, as our common stock was not issuable under the contingent conversion provisions of these debt instruments. Options to purchase 5.3 million, 8.7 million and 9.4 million shares for the years ended December 31, 2003, 2002 and 2001, respectively, were not included in the computation of diluted earnings per share because the effect of including them would have been antidilutive.

Note 9. Retirement Plan

        We maintain a defined contribution pension plan covering full-time shoreside employees who have completed the minimum period of continuous service. Annual contributions to the plan are based on fixed percentages of participants’ salaries and years of service, not to exceed certain maximums. Pension cost was $9.4 million, $8.5 million and $8.3 million for the years 2003, 2002 and 2001, respectively.

Note 10. Income Taxes

        We and the majority of our subsidiaries are currently exempt from United States corporate tax on income from the international operation of ships pursuant to Section 883 of the Internal Revenue Code. Income tax expense related to our remaining subsidiaries was not significant for the years ended December 31, 2003, 2002 and 2001.

        Final regulations under Section 883 were published on August 26, 2003, and will be effective for the year ending December 31, 2004. These regulations confirmed that we qualify for the exemption provided by Section 883, but also narrowed the scope of activities which are considered by the Internal Revenue Service to be incidental to the international operation of ships. The activities listed in the regulations as not being incidental to the international operation of ships include income from the sale of air and other transportation such as transfers, shore excursions and pre and post tours. To the extent the income from such activities is earned from sources within the United States, such income will be subject to United States taxation. At December 31, 2003, we estimated the application of these new regulations will reduce our 2004 net income by approximately $0.04 to $0.05 per share (unaudited).

Note 11. Financial Instruments

        The estimated fair values of our financial instruments are as follows (in thousands):

	2003	2002

Cash and cash equivalents	$330,086	$242,584
Long-term debt (including current portion of long-term debt)	(6,092,777)	(5,039,646)
Foreign currency forward contracts and purchased call options in a net gain position	14,474	37,376
Interest rate swap agreements in a net receivable position	23,945	62,835
Fuel swap and zero cost collar agreements in a net receivable position	4,016	7,491

        The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of December 31, 2003 or 2002 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. Our financial instruments are not held for trading or speculative purposes.

        Our exposure under foreign currency contracts, interest rate and fuel swap agreements is limited to the cost of replacing the contracts in the event of non-performance by the counterparties to the contracts, all of which are currently our lending banks. To minimize this risk, we select counterparties with credit risks acceptable to us and we limit our exposure to an individual counterparty. Furthermore, all foreign currency forward contracts are denominated in primary currencies.

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

Foreign Currency Contracts

         The fair values of our foreign currency forward contracts and purchased call options were estimated using current market prices for similar instruments. Our exposure to market risk for fluctuations in foreign currency exchange rates relates to a ship construction contract and forecasted transactions. We use foreign currency forward contracts and purchased call options to mitigate the impact of fluctuations in foreign currency exchange rates. As of December 31, 2003, we had foreign currency forward contracts and purchased call options in a notional amount of $684.0 million maturing through 2006. The fair value of our foreign currency forward contracts related to ship construction contracts, designated as fair value hedges, was a net unrealized gain of approximately $3.8 million and $31.0 million at December 31, 2003 and 2002, respectively. The fair value of our foreign currency forward contracts and purchased call options related to a ship construction contract, designated as cash flow hedges, was an unrealized gain, net of option premiums, of approximately $11.2 million at December 31, 2003.

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

        Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. As of December 31, 2003, we had interest rate swap agreements, designated as fair value hedges, which exchanged fixed interest rates for floating interest rates in a notional amount of $243.8 million, maturing in 2006 through 2011.

        Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates. As of December 31, 2003, we had interest rate swap agreements, designated as cash flow hedges, which, beginning January 2005, exchange floating rate term debt for a fixed interest rate of 4.395% in a notional amount of $25.0 million, maturing in 2008.

        Market risk associated with our operating lease for Brilliance of the Seas is the potential increase in rent expense from an increase in sterling LIBOR rates. Beginning January 2004, we have effectively changed £75.0 million of the operating lease obligation from a floating rate to a fixed rate obligation with a weighted-average rate of 5.02% through a combination of interest rate swap agreements, designated as cash flow hedges, and rate fixings with the lessor, maturing in 2012.

Fuel Swap Agreements

        The fair values of our fuel swap and zero cost collar agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in fuel prices relates to the forecasted consumption of fuel on our ships. We use fuel swap and zero cost collar agreements to mitigate the impact of fluctuations in fuel prices. As of December 31, 2003, we had fuel swap agreements, designated as cash flow hedges, to pay fixed prices for fuel with an aggregate notional amount of $30.2 million, maturing through 2004.

Note 12. Commitments and Contingencies

Capital Expenditures

        In September 2003, we entered into an agreement with a shipyard to purchase an Ultra-Voyager ship designated for the Royal Caribbean International fleet, scheduled for delivery in the second quarter of 2006. Including the Ultra-Voyager, we had two ships on order at December 31, 2003 for an additional capacity of 5,712 berths. The aggregate cost of the two ships is approximately $1.2 billion, of which we have deposited $93.2 million as of December 31, 2003. We anticipate that overall capital expenditures will be approximately $0.7 billion, $0.3 billion and $0.9 billion for 2004, 2005 and 2006, respectively.

Litigation

        In 1999, lawsuits were filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. In October 2002, we entered into settlement agreements in connection with the lawsuits. In September 2002, we recorded a charge of $20.0 million in connection with the settlement agreements. In September 2003, we reduced the amount of the charge by approximately $5.8 million based on the actual number of claims filed in these actions.

        We are routinely involved in other claims typical within the cruise industry. The majority of these claims is covered by insurance. We believe the outcome of such other claims, net of expected insurance recoveries, is not expected to have a material adverse effect on our financial condition, results of operations or liquidity.

Operating Leases

        On July 5, 2002, we added Brilliance of the Seas to Royal Caribbean International’s fleet. In connection with this addition, we novated our original ship building contract and entered into an operating lease denominated in British pound sterling. In connection with the novation of the contract, we received $77.7 million for reimbursement of shipyard deposits previously made. The lease payments vary based on sterling LIBOR. The lease has a contractual life of 25 years; however, the lessor has the right to cancel the lease at years 10 and 18. Accordingly, the lease term for accounting purposes is 10 years. In the event of early termination, we have the option to cause the sale of the vessel at its fair value and use the proceeds toward the applicable termination obligation plus any unpaid amounts due under the contractual term of the lease. Alternatively, we can make a termination payment of approximately £126 million, or approximately $224 million based on the exchange rate at December 31, 2003, and relinquish our right to cause the sale of the vessel. This termination amount, which is our maximum exposure, has been included in the table below for noncancelable operating leases.

        In addition, we are obligated under other noncancelable operating leases primarily for office and warehouse facilities, computer equipment and motor vehicles. As of December 31, 2003, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

Year

2004	$ 47,040
2005	45,620
2006	43,152
2007	42,126
2008	41,904
Thereafter (1)	387,777

$607,619

(1)	Under the Brilliance of the Seas lease agreement, we may be required to make a termination payment of approximately £126 million, or approximately $224 milion based on the exchange rate at December 31, 2003, if the lease is canceled at year 10.

        Total expense for all operating leases amounted to $44.1 million, $24.3 million and $9.8 million for the years 2003, 2002 and 2001, respectively.

        Under the Brilliance of the Seas operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Under current circumstances we do not believe an indemnification is probable.

Other

         Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.

         If A. Wilhelmsen AS. and Cruise Associates, our two principal shareholders, cease to own a specified percentage of our common stock, we may be obligated to prepay indebtedness outstanding under the majority of our credit facilities, which we may be unable to replace on similar terms. If this were to occur, it could have an adverse impact on our operations and liquidity.

         At December 31, 2003, we have future commitments to pay for our usage of certain port facilities, marine consumables, information technology hardware and software, maintenance contracts and communication services as follows (in thousands):

Year

2004	$65,281
2005	48,016
2006	29,693
2007	24,016
2008	23,862
Thereafter	115,844

$306,712

Note 13. Related Parties

            A. Wilhelmsen AS. and Cruise Associates collectively own approximately 46.1% of our common stock and are parties to a shareholders’ agreement which provides that our board of directors will consist of four nominees of A. Wilhelmsen AS., four nominees of Cruise Associates and our Chief Executive Officer. They have the power to determine, among other things, our policies and the policies of our subsidiaries and actions requiring shareholder approval.

Note 14. Subsequent Events

         On March 12, 2004, we announced the cancellation of a one-week sailing due to the unanticipated drydock of one ship.

        As of February 17, 2004, the commitment amount under our unsecured revolving credit facility due 2008 has increased to $1.0 billion. The other terms of the facility were unchanged.

        In January 2004, we entered into an 8-year, $200.0 million unsecured term loan, at LIBOR plus 1.75%, which can be drawn any time prior to July 1, 2004.

Note 15. Quarterly Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter

	2003	2002	2003	2002	2003	2002	2003	2002

	(in thousands, except per share data)
Total Revenues	$880,164	$799,953	$905,841	$821,804	$1,120,199	$1,031,660	$878,045	$780,930
Operating Income	$114,942	$112,412	$117,203	$130,520	$249,161	$241,597	$44,879	$66,446
Net Income (Loss)	$53,174	$52,813	$55,672	$66,700	$191,867	$193,494	$(20,049)	$38,277
Earnings (Loss) Per Share:
Basic	$0.28	$0.27	$0.29	$0.35	$0.99	$1.01	$(0.10)	$0.20
Diluted	$0.27	$0.27	$0.28	$0.34	$0.97	$0.99	$(0.10)	$0.20
Dividends Declared Per Share	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13

F-19

INDEX TO EXHIBITS

Exhibit	Description

1.1	— Restated Articles of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1, File No. 33-59304, filed with the Securities and Exchange Commission (the "Commission"); Exhibit 2.2 to the Company's 1996 Annual Report on Form 20-F filed with the Commission, File No. 1-11884; Document No. 1 in the Company's Form 6-K filed with the Commission on October 14, 1999; Document No. 1 in the Company's Form 6-K filed with the Commission May 18, 1999; and Document No. 1 in the Company's Form 6-K filed with the Commission on August 28, 2000).
1.2	— Restated By-Laws of the Company (incorporated by reference to Document No. 2 to the Company's Form 6-K filed with the Commission on May 18, 1999).
2.1	— Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.4 to the Company's 1994 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.2	— First Supplemental Indenture dated as of July 28, 1994 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.5 to the Company's 1994 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.3	— Second Supplemental Indenture dated as of March 29, 1995 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.5 to the Company's 1995 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.4	— Third Supplemental Indenture dated as of September 18, 1995 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, successor to NationsBank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 2.6 to the Company's 1995 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.5	— Fourth Supplemental Indenture dated as of August 12, 1996 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Document No. 2 in the Company's Form 6-K filed with the Commission on February 10, 1997, File No. 1-11884).
2.6	— Fifth Supplemental Indenture dated as of October 14, 1997 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.10 to the Company's 1997 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.7	— Sixth Supplemental Indenture dated as of October 14, 1997 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.11 to the Company's 1997 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.8	— Seventh Supplemental Indenture dated as of March 16, 1998 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.12 to the Company's 1997 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.9	— Eighth Supplemental Indenture dated as of March 16, 1998 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.13 to the Company's 1997 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.10	— Ninth Supplemental Indenture dated as of February 2, 2001 to Indenture dated as of July 15, 1994 between the Company, as issuer, and the Bank of New York, as Trustee (incorporated by reference to Exhibit 2.10 to the Company's 2000 Annual Report on Form 20-F filed with the Commission).
2.11	— Tenth Supplemental Indenture dated as of February 2, 2001 to Indenture dated as of July 15, 1994 between the Company, as issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.11 to the Company's 2000 Annual Report on Form 20-F filed with the Commission).
2.12	— Eleventh Supplemental Indenture dated as of May 18, 2001 to Indenture dated as of July 15, 1994 between the Company, as issuer, and the Bank of New York, as Trustee (incorporated by Reference to Exhibit 2.12 to the Company's 2001 Annual Report on Form 20-F filed with the Commission).
F-20

2.13	— Twelfth Supplemental Indenture dated as of May 9, 2003 to Indenture dated as of July 15, 1994 between the Company, as issuer, and the Bank of New York, as Trustee.
2.14	— Thirteenth Supplemental Indenture dated as of November 21, 2003 to Indenture dated as of July 15, 1994 between the Company, as issuer, and the Bank of New York, as Trustee.
2.15	— Amended and Restated Credit Agreement dated as of June 28, 1996 among the Company and various financial institutions and The Bank of Nova Scotia as Administrative Agent and Amendment No. 1 thereto (incorporated by reference to Document No. 3 in the Company's Form 6-K filed with the Commission on February 10, 1997, File No. 1-11884; and Exhibit 1.1 to the Company's 1997 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
2.16	— Credit Agreement dated as of March 27, 2003 among the Company and various financial institutions and Citibank, N.A, as Administrative Agent (incorporated by reference to Document No. 2 in the Company's Form 6-K filed with the Commission on March 28, 2003).
2.17	—Credit Agreement dated as of June 9, 2000 among the Company and various financial institutions and Bank of America, N.A. as Administrative Agent (incorporated by reference to Exhibit 2.14 to the Company's 2000 Annual Report on Form 20-F filed with the Commission).
2.18	— Credit Agreement dated as of May 18, 2001 among the Company and various financial institutions and Bank of America, N.A. as Administrative Agent (incorporated by reference to Exhibit 2.17 to the Company's 2001 Annual Report on Form 20-F filed with the Commission).
4.1	— Amended and Restated Registration Rights Agreement dated as of July 30, 1997 among the Company, A. Wilhelmsen AS., Cruise Associates, Monument Capital Corporation, Archinav Holdings, Ltd. and Overseas Cruiseship, Inc. (incorporated by reference to Exhibit 2.20 to the Company's 1997 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
4.2	— Agreement, dated October 25, 2002, among the Company, P&O Princess Cruises plc and Joex Limited (incorporated by reference to Exhibit 4.4 to the Company's 2002 Annual Report on Form 20-F filed with the Commission).
4.3	— Office Building Lease Agreement dated July 25, 1989 between Miami-Dade County and the Company, as amended (incorporated by reference to Exhibits 10.116 and 10.117 to the Company's Registration Statement on Form F-1, File No. 33-46157, filed with the Commission).
4.4	— Office Building Lease Agreement dated January 18, 1994 between Miami-Dade County and the Company (incorporated by reference to Exhibit 2.13 to the Company's 1993 Annual Report on Form 20-F filed with the Commission, File No. 1-11884).
4.5	— Lease by and between City of Wichita, Kansas and the Company dated as of December 1, 1997, together with First Supplemental Lease Agreement dated December 1, 2000 (incorporated by reference to Exhibit 4.7 to the Company's 2002 Annual Report on Form 20-F filed with the Commission).
4.6	— Multi-Tenant Office Lease Agreement dated May 3, 2000 between the Company and Opus Real Estate National IV FL, L.L.C. (formerly Miramar 75, L.L.C.), together with four Amendments thereto dated June 1, 2000, November 20, 2000, October 11, 2001 and September 25, 2003.
4.7	— 1990 Stock Option Plan of the Company, as amended (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8, File No. 333-7290, filed with the Commission).
4.8	— 1995 Incentive Stock Option Plan of the Company, as amended (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8, File No. 333-84980, filed with the Commission).
4.9	— Amended and Restated 2000 Stock Award Plan of the Company.
8.1	— List of Subsidiaries.
12.1	— Certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
13.1	— Certification furnished pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
14.1	— Consent of PricewaterhouseCoopers LLP, independent certified public accountants.
F-21